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Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME European Aeronautic Defence & Space Co EADS NV

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 20 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 34662 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/18/08

12-31-07

BOOK TWO

2

European Aeronautic Defence & Space Co EADS NV

Financial Statements and Corporate Governance 2007


EADS

The step beyond

The complete EADS Annual Report Suite 2007 consists of:




2
Financial
Statements
and
Corporate
Governance
2007


Business,
Legal
and
Corporate
Responsibility
2007

BOOK 1

FACING CHALLENGES DELIVERING RESULTS

Annual Review

Management & Responsibility

Together. Facing challenges. Delivering results.

The Business Year 2007

EADS Drivers

Useful Information

BOOK 2

FINANCIAL STATEMENTS AND CORPORATE GOVERNANCE 2007

Registration Document Part 1

Risk Factors

Net Assets – Financial Position – Results

Corporate Governance

BOOK 3

BUSINESS, LEGAL AND CORPORATE RESPONSIBILITY 2007

Registration Document Part 2

Information on EADS Activities

Corporate Social Responsibility

General Description of the Company and its Share Capital

www.eads.com

The online version of the Annual Report Suite 2007 is available at


www.reports.eads.com

Financial Statements and Corporate Governance

Letter from the Chief Financial Officer



DEAR SHAREHOLDERS,

In 2007, EADS took important steps to overcome challenges and risks. At the same time we demonstrated commercial and technology excellence by converting opportunities into sales successes. Indeed, 2007 was a record year for sales, thanks to a favourable market and the strength of our products. Yet we still have much work to do to return EADS to financial strength.

Frankly, the 2007 financial results are unsatisfactory - heavily burdened by the A380 loss due to delays, the cost of the A350 XWB relaunch, the A400M provision resulting from the development delay, and the restructuring provision for the Power8 programme. Moreover, the weakness of the U.S. dollar and the anticipation of a downturn in the market weighed down EADS stock price performance.

The Management responded in multiple ways to these challenges:

First, by capturing a record commercial order intake, Airbus registered 1,341 net orders, and airlines recognised the competitiveness of the A350 XWB with 290 firm orders. Eurocopter also reached an unprecedented order intake of 802 helicopters. Finally, Astrium for the first time became market leader with orders for eight telecom satellites.

This record backlog totalling 339.5 bn€ should provide us headroom even in a tougher market in the years to come. Additionally, we anticipate further positive momentum from being chosen by the U.S. Air Force — with Northrop Grumman — to provide the KC-45 Tanker.

Second, we continued to hedge against the unprecedented weakness of the U.S. dollar. Although the hedged portion of our exposure has decreased - mainly due to the huge order intake and the very long-term order book, especially on A350 - it gives us protection over the next years at decreasing rates, and buys us time to react. Unfortunately, dollar weakness constitutes a continuing threat that cannot be fully addressed through hedging.
This environment has lead to a new phenomenon for programmes like the A380 and A350 where early contracts in the production plan are suffering losses, fluctuating with the quarterly development of the dollar rates. Consequently, we are developing counter-measures, beyond our Power8 cost savings and restructuring programme. This will inevitably mean drastic measures, including the need specifically to further "dollarise" our cost base so as to be less vulnerable against currency fluctuations.

Third, management is reaping the benefits of the restructuring and cost saving programmes. Eurocopter, Defence & Security and Astrium all made significant contributions to operational results. Based on the strong order book we expect further profitable growth of top and bottom line. The Airbus legacy programs continue to deliver and the Power 8 programme contribution in 2007 delivered good early results. This led to a solid free cash flow performance and an unprecedented net cash position of €7 billion: a capital increase is not anticipated.

Finally, Louis Gallois initiated the development of Vision 2020 to have a clear flight plan for the coming years. Each Division and each Function will contribute to making Vision 2020 a reality. And so will Corporate Finance. The Finance Improvement Initiative, which I launched in 2007, streamlines and integrates the Finance function across the Divisions. Together with my Finance Leadership Team, we are driving finance process improvements, transparency, efficiency, and sharing best practices. We are particularly looking at sharing resources. We also address incentivisation schemes to drive ambition and value creation, and focus more on the efficient use of our assets. We need to implement our Vision as soon as possible. We must enhance non-Airbus revenues, increase our services offering and make globalisation a reality. Proactive portfolio management through selective acquisitions, and possible divestments of non-core or non-strategic assets, will further support the Vision goals.

In view of the cash performance of the Group and despite the registered net loss, the Board will propose to the Annual General Meeting of Shareholders a dividend of 12 cents per share. While acknowledging the turbulent macro-economic conditions and capital market environment, the Board wishes to recognise and reward the importance of shareholder loyalty, and the management wishes to express confidence in EADS' short- and medium-term prospects. We expect the conditions for a more substantial dividend will be met for the full year 2008.

Yours truly,



Hans Peter Ring
Chief Financial Officer

EADS REGISTRATION DOCUMENT - PART 1

Financial Statements and Corporate Governance (BOOK 2)

European Aeronautic Defence and Space Company EADS N.V. (the "**Company**" or "**EADS**" and together with its subsidiaries, the "**Group**") is a Dutch company, which is listed in France, Germany and Spain. Given this fact, the applicable regulations with respect to public information and protection of investors, as well as the commitments made by the Company to securities and market authorities, are described in this registration document (the "**Registration Document**").

This Registration Document was prepared in accordance with Annex 1 of EC Regulation 809/2004, filed in English with, and approved by, the *Autoriteit Financiële Markten* (the "AFM") on 24 April 2008 in its capacity as competent authority under the *Wet op het financieel toezicht* (as amended) pursuant to Directive 2003/71/EC. The Registration Document is composed of two parts which must be read together: (i) this document entitled Financial Statements and Corporate Governance – (Registration Document Part 1) and (ii) the document entitled Business, Legal and Corporate Responsibility – (Registration Document Part 2). This Registration Document may be used in support of a financial transaction as a document forming part of a prospectus in accordance with Directive 2003/71/EC only if it is supplemented by a securities note and a summary approved by the AFM.

Financial Statements and Corporate Governance


RISK FACTORS


1 NET ASSETS | FINANCIAL POSITION | RESULTS


2 CORPORATE GOVERNANCE


3 FINANCIAL CALENDAR

REGISTRATION DOCUMENT | PART 1

Financial Statements and Corporate Governance

(BOOK 2)

RISK FACTORS 7

1. Financial Market Risks 8
2. Business-Related Risks 10
3. Legal Risks 15
4. Industrial and Environmental Risks 17

1 NET ASSETS, FINANCIAL POSITION AND RESULTS 19

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations 20

1.1.1 CERTAIN INFORMATION 20
- Exchange Rate Information 20
- Ratings 20

1.1.2 OVERVIEW 21
- 1.1.2.1 Significant Programme and Restructuring Developments in 2006 and 2007 21
- 1.1.2.2 Trends 22

1.1.3 CRITICAL ACCOUNTING CONSIDERATIONS, POLICIES AND ESTIMATES 23
- 1.1.3.1 Scope of and Changes in Consolidation Perimeter 23
- 1.1.3.2 Employee Benefits — IAS 19 24
- 1.1.3.3 U.K. Pension Commitments 24
- 1.1.3.4 Fair Value Adjustments 25
- 1.1.3.5 Impairment/Write-down of Assets 25
- 1.1.3.6 Research and Development Expenses 25
- 1.1.3.7 Accounting for Hedged Foreign Exchange Transactions in the Financial Statements 26
- 1.1.3.8 Foreign Currency Translation 26
- 1.1.3.9 Accounting for Sales Financing Transactions in the Financial Statements 27
- 1.1.3.10 Provisions for Loss-Making Contracts 28

1.1.4 MEASUREMENT OF MANAGEMENT'S PERFORMANCE 28
- 1.1.4.1 Order Backlog 28
- 1.1.4.2 Use of EBIT* 30
- 1.1.4.3 EBIT* Performance by Division 30

1.1.5 EADS RESULTS OF OPERATIONS 33
- Consolidated Revenues 33
- Consolidated Cost of Sales 36
- Consolidated Selling and Administrative Expenses 36
- Consolidated Research and Development Expenses 36
- Consolidated Other Income and Other Expenses 37
- Consolidated Share of Profit from Associates Accounted for under the Equity Method and Other Income from Investments 37
- Consolidated Interest Result 37
- Consolidated Other Financial Result 37
- Consolidated Income Taxes 38
- Consolidated Minority Interests 38
- Consolidated Net Income (Loss) (Profit (loss) for the Period Attributable to Equity Holders of the Parent) 38
- Earnings per Share (EPS) 38

1.1.6 CHANGES IN CONSOLIDATED TOTAL EQUITY (INCLUDING MINORITY INTERESTS) 39
- IAS 39 Related Impact on AOCI 40
- Currency Translation Adjustment Impact on AOCI 40

1.1.7 LIQUIDITY AND CAPITAL RESOURCES 41
- 1.1.7.1 Cash Flows 41
- 1.1.7.2 Consolidated Cash and Cash Equivalents and Securities 43
- 1.1.7.3 Consolidated Financing Liabilities 44
- 1.1.7.4 Sales Financing 44

1.1.8 HEDGING ACTIVITIES 49
- 1.1.8.1 Foreign Exchange Rates 49
- 1.1.8.2 Interest Rates 50

1.2 Financial Statements 51

1.2.1 EADS N.V. CONSOLIDATED FINANCIAL STATEMENTS (IFRS) 52
- Basis of Presentation 57
- Notes to the Consolidated Income Statements (IFRS) 70
- Notes to the Consolidated Balance Sheets (IFRS) 80
- Notes to the Consolidated Statements of Cash-Flows (IFRS) 101
- Other Notes to the Consolidated Financial Statements (IFRS) 103

Appendix "Information on Principal Investments" - Consolidation Scope 128

AUDITOR'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENT (IFRS) 134
- Report on the Consolidated Financial Statements 134
- Report on other legal and regulatory requirements 135

1.2.2 COMPANY FINANCIAL STATEMENTS 136

1.3 Statutory Auditors' Fees 146

1.4 Information Regarding the Statutory Auditors 147

CORPORATE GOVERNANCE 149

2.1 Management and Control 153

2.1.1 BOARD OF DIRECTORS, CHAIRMAN AND CHIEF EXECUTIVE OFFICER 153

2.1.2 AUDIT COMMITTEE 164

2.1.3 REMUNERATION AND NOMINATION COMMITTEE 164

2.1.4 STRATEGIC COMMITTEE 165

2.1.5 EXECUTIVE COMMITTEE 165

2.1.6 INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS 167
- 2.1.6.1 Overview 167
- 2.1.6.2 RM System 168
- 2.1.6.3 IC System 168
- 2.1.6.4 Business Processes Covered by the IC System 169

2.2 Interests of Directors and Principal Executive Officers 172

2.2.1 COMPENSATION GRANTED TO DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS 172
- 2.2.1.1 General Principles 172
- 2.2.1.2 Compensation of the Members of the Board of Directors 173
- 2.2.1.3 Compensation of the Members of the Executive Committee 175

2.2.2 LONG TERM INCENTIVES GRANTED TO THE CHIEF EXECUTIVE OFFICER 176

2.2.3 RELATED PARTY TRANSACTIONS 176

2.2.4 LOANS AND GUARANTEES GRANTED TO DIRECTORS 176

2.3 Employee Profit Sharing and Incentive Plans 177

2.3.1 EMPLOYEE PROFIT SHARING AND INCENTIVE AGREEMENTS 177

2.3.2 EMPLOYEE SHARE OWNERSHIP PLANS 177
- 2.3.2.1 ESOP 2000 177
- 2.3.2.2 ESOP 2001 177
- 2.3.2.3 ESOP 2002 178
- 2.3.2.4 ESOP 2003 178
- 2.3.2.5 ESOP 2004 178
- 2.3.2.6 ESOP 2005 179
- 2.3.2.7 ESOP 2007 179

2.3.3 LONG TERM INCENTIVE PLANS 179

3 FINANCIAL CALENDAR 185

2008 Calendar of Financial Communication 186

CONTENTS FOR THIS BOOK

Business, Legal and Corporate Responsibility

(BOOK 3)

1 INFORMATION ON EADS' ACTIVITIES 7

1.1 Presentation of the EADS Group 8

1.1.1 OVERVIEW 8
1.1.2 AIRBUS 13
1.1.3 MILITARY TRANSPORT AIRCRAFT 21
1.1.4 EUROCOPTER 25
1.1.5 DEFENCE & SECURITY 29
1.1.6 ASTRIUM 35
1.1.7 OTHER BUSINESSES 40
1.1.8 INVESTMENTS 42
1.1.9 INSURANCE 43
1.1.10 LEGAL AND ARBITRATION PROCEEDINGS 44
1.1.11 INCORPORATION BY REFERENCE 45

1.2 Recent Developments 45

2 CORPORATE SOCIAL RESPONSIBILITY 49

2.1 Business Ethics 52

2.1.1 PROPER BUSINESS PRACTICES 52
- 2.1.1.1 Policy 52
- 2.1.1.2 Organisation 52
- 2.1.1.3 Performance and Best Practices 53

2.1.2 EXPORT COMPLIANCE 55
- 2.1.2.1 Policy 55
- 2.1.2.2 Organisation 55
- 2.1.2.3 Performance and Best Practices 55

2.1.3 COMPLIANCE WITH LAW REGARDING ALL EADS ACTIVITIES 56
- 2.1.3.1 Policy 56
- 2.1.3.2 Organisation 56
- 2.1.3.3 Performance and Best Practices 57

2.1.4 CORPORATE GOVERNANCE STANDARDS 57
- 2.1.4.1 Policy 58
- 2.1.4.2 Organisation 58

2.2 Sustainable Growth 58

2.2.1 PRODUCT QUALITY AND CUSTOMER SATISFACTION 58
- 2.2.1.1 Policy 58
- 2.2.1.2 Organisation 58
- 2.2.1.3 Performance and Best Practices 59

2.2.2 SUSTAINING AND PROTECTING INNOVATION 60
- 2.2.2.1 Innovation Strategy 60
- 2.2.2.2 Protecting Innovation: Intellectual Property 63

2.2.3 SUPPLIER MANAGEMENT: FOSTERING A MUTUALLY BENEFICIAL RELATIONSHIP WITH EADS' SUPPLIERS 64
- 2.2.3.1 Policy 64
- 2.2.3.2 Organisation 64
- 2.2.3.3 Performances and Best Practices 65

2.3 Environmental Care 68

2.3.1 POLICY 68
2.3.2 ORGANISATION 68
2.3.3 PERFORMANCE AND BEST PRACTICES 69

2.4 Human Resources: Employer – Employee Relationship 72

2.4.1 WORKFORCE INFORMATION AND ORGANISATION OF WORK 72
2.4.2 HUMAN RESOURCES ORGANISATION 73
2.4.3 HUMAN RESOURCES POLICIES AND PERFORMANCE 74
- 2.4.3.1 Health and Safety: Providing a Safe Workplace for EADS Employees and Subcontractors 74
- 2.4.3.2 Caring for EADS Employees and EADS Know-How 74
- 2.4.3.3 Diversity: Commitment to Ensure Equal Opportunity for all EADS Employees 75
- 2.4.3.4 Career Development: Efficient Management of Skills and Know-How 77
- 2.4.3.5 Employee Relations: A Proactive Dialogue 80

2.5 Corporate Citizenship 81

2.5.1 MAINTAINING AN OPEN DIALOGUE WITH EADS' STAKEHOLDERS 81
- 2.5.1.1 Policy 81
- 2.5.1.2 Organisation 81
- 2.5.1.3 Performance and Best Practices 81

2.5.2 ENCOMPASSING COMMUNITY INTERESTS IN EADS' GLOBAL STRATEGY 82
- 2.5.2.1 Policy 82
- 2.5.2.2 Organisation 82
- 2.5.2.3 Performance and Best Practices 82

3 GENERAL DESCRIPTION OF THE COMPANY AND ITS SHARE CAPITAL 85

3.1 General Description of the Company 86

3.1.1 COMMERCIAL AND CORPORATE NAMES, SEAT AND REGISTERED OFFICE 86

3.1.2 LEGAL FORM 86

3.1.3 GOVERNING LAWS 86
- 3.1.3.1 Periodic Disclosure Obligations 87
- 3.1.3.2 Ongoing Disclosure Obligations 88

3.1.4 DATE OF INCORPORATION AND DURATION OF THE COMPANY 89

3.1.5 OBJECTS OF THE COMPANY 89

3.1.6 COMMERCIAL AND COMPANIES REGISTRY 89

3.1.7 INSPECTION OF CORPORATE DOCUMENTS 90

3.1.8 FINANCIAL YEAR 90

3.1.9 ALLOCATION AND DISTRIBUTION OF INCOME 90
- 3.1.9.1 Dividends 90
- 3.1.9.2 Liquidation 90

3.1.10 GENERAL MEETINGS 90
- 3.1.10.1 Calling of Meetings 90
- 3.1.10.2 Right to attend Meetings 91
- 3.1.10.3 Majority and Quorum 92
- 3.1.10.4 Conditions of Exercise of Right to Vote 92

3.1.11 DISCLOSURE OF HOLDINGS 92

3.1.12 MANDATORY TENDER OFFERS 93
- 3.1.12.1 Takeover Directive 93
- 3.1.12.2 Dutch Law 94
- 3.1.12.3 Articles of Association 94

3.2 General Description of the Share Capital 95

3.2.1 MODIFICATION OF SHARE CAPITAL OR RIGHTS ATTACHED TO THE SHARES 95

3.2.2 ISSUED SHARE CAPITAL 96

3.2.3 AUTHORISED SHARE CAPITAL 96

3.2.4 SECURITIES GRANTING ACCESS TO THE COMPANY'S CAPITAL 96

3.2.5 CHANGES IN THE ISSUED SHARE CAPITAL SINCE INCORPORATION OF THE COMPANY 97

3.3 Shareholdings and Voting Rights 98

3.3.1 SHAREHOLDING STRUCTURE 98

3.3.2 RELATIONSHIPS WITH PRINCIPAL SHAREHOLDERS 100

3.3.3 FORM OF SHARES 105

3.3.4 CHANGES IN THE SHAREHOLDING OF THE COMPANY SINCE ITS INCORPORATION 105

3.3.5 PERSONS EXERCISING CONTROL OVER THE COMPANY 107

3.3.6 SIMPLIFIED GROUP STRUCTURE CHART 108

3.3.7 PURCHASE BY THE COMPANY OF ITS OWN SHARES 110
- 3.3.7.1 Dutch Law and Information on Share Buy-Back Programmes 110
- 3.3.7.2 French Regulations 110
- 3.3.7.3 German Regulations 110
- 3.3.7.4 Spanish Regulations 111
- 3.3.7.5 Description of the Share Buy-Back Programme to be Authorised by the Annual General Shareholders' Meeting to be held on 26th May 2008 111

3.4 Dividends 114

3.4.1 DIVIDENDS AND CASH DISTRIBUTIONS PAID SINCE THE INCORPORATION OF THE COMPANY 114

3.4.2 DIVIDEND POLICY OF EADS 114

3.4.3 UNCLAIMED DIVIDENDS 114

3.4.4 TAXATION 114

3.5 Annual Securities Disclosure Report 116

4 ENTITY RESPONSIBLE FOR THE REGISTRATION DOCUMENT 117

4.1 Entity Responsible for the Registration Document 118

4.2 Statement of the Entity Responsible for the Registration Document 118

4.3 Information Policy 118

4.4 Undertakings of the Company regarding Information 119

4.5 Significant Changes 119

Risk Factors



1.	Financial Market Risks	8
2.	Business-Related Risks	10
3.	Legal Risks	15
4.	Industrial and Environmental Risks	17

EADS is subject to many risks and uncertainties that may affect its financial performance. The business, financial condition or results of operations of EADS could be materially adversely affected by the risks described below. These are not the only risks EADS faces. Additional risks not presently known to EADS or that it currently deems immaterial may also impair its business operations.

1. Financial Market Risks

EXPOSURE TO FOREIGN CURRENCIES

A significant portion of EADS' revenues is denominated in U.S. dollars, while a substantial portion of its costs is incurred in Euro, and to a lesser extent, in Pounds Sterling. Consequently, to the extent that EADS does not use financial instruments to cover its exposure resulting from this foreign currency mismatch, its profits will be affected by market changes in the exchange rate of the U.S. dollar against these currencies. EADS has therefore implemented an exchange rate strategy in order to manage and minimise such exposure. In order to secure the rates at which U.S. dollar revenues (arising primarily at Airbus and in the commercial satellite business) are converted into euro or pounds sterling, EADS manages a long-term hedging portfolio. There are complexities inherent in determining whether and when foreign exchange rate exposure of EADS will materialise, in particular given the possibility of unpredictable revenue variations arising from order cancellations and postponements. Furthermore, as a significant portion of EADS' foreign currency exposure is hedged through contractual arrangements with third parties, EADS is exposed to the risk of non-performance by its hedging counterparties. No assurances may be given that EADS' exchange rate hedging strategy will protect it fully from significant changes in the exchange rate of the U.S. dollar to the euro and the pound sterling and that such changes will not affect its results of operation and financial condition.

EADS' consolidated revenues, costs, assets and liabilities denominated in currencies other than the euro are translated into the euro for the purposes of compiling its financial statements. EADS' exchange rate hedging strategy aims to cover its cash flows, and, to a large extent, earnings before interest and taxes, pre-goodwill impairment and exceptionals ("**EBIT***"). Changes in the value of these currencies relative to the euro will have an effect on the euro value of EADS' reported revenues, costs, assets and liabilities and, to a lesser extent, EBIT*.

Currency exchange rate fluctuations in those currencies other than the U.S. dollar in which EADS incurs its principal manufacturing expenses (mainly the euro) may have the effect of distorting competition between EADS and competitors whose costs are incurred in other currencies. This is particularly true with respect to fluctuations relative to the U.S. dollar, as many of EADS' products and those of its competitors (e.g., in the defence export market) are priced in U.S. dollars. EADS' ability to compete with competitors may be eroded to the extent that any of EADS' principal currencies appreciates in value against the principal currencies of such competitors.

See "1.1.4.3 EBIT* Performance by Division — Hedging Impact on EBIT*" for a discussion of EADS' foreign currency hedging policy. See "1.1.3.7 Accounting for Hedged Foreign Exchange Transactions in the Financial Statements" for a summary of EADS' accounting treatment of foreign currency hedging transactions.

EXPOSURE TO SALES FINANCING RISK

In support of sales, EADS (primarily through Airbus and ATR with respect to commercial aircraft) may agree to participate in the financing of customers. As a result, EADS has a significant portfolio of leases and other financing arrangements with airlines. The risks arising from EADS' sales financing activities may be classified into two categories: (i) credit risk, which concerns the customer's ability to perform its obligations under a financing arrangement, and (ii) aircraft value risk, which primarily relates to unexpected decreases in the future value of aircraft. Measures taken by EADS to mitigate these risks include optimised financing and legal structures, diversification over a number of aircraft and customers, credit analysis of financing counterparties, provisioning for the credit and asset value exposure, and transfers of exposure to third parties. No

* Earnings before interest and taxes, pre-goodwill impairment and exceptionals.

assurances may be given that these measures will protect EADS fully from defaults by its customers or significant decreases in the value of the financed aircraft in the resale market.

EADS' sales financing arrangements expose it to aircraft value risk, because it retains collateral interests in aircraft for the purpose of securing customers' performance of their financial obligations to EADS, and because it guarantees part of the market value of certain aircraft during limited periods after their delivery to customers. Under adverse market conditions, the market for used aircraft could become illiquid and the market value of used aircraft could significantly decrease below projected amounts. In the event of a financing customer default at a time when the market value for a used aircraft has unexpectedly decreased, EADS would be exposed to the difference between the outstanding loan amount and the market value of the aircraft, net of ancillary costs (such as maintenance and remarketing costs, etc.). Similarly, if an unexpected decrease in the market value of a given aircraft coincided with the exercise window of an asset value guarantee ("**AVG**") with respect to that aircraft, EADS would be exposed to losing as much as the difference between the market value of such aircraft and the AVG amount. No assurances may be given that the provisions taken by EADS will be sufficient to cover these potential shortfalls. Through the Airbus Asset Management Department or as a result of past financing transactions, EADS is the owner of used aircraft, exposing it directly to fluctuations in the market value of these used aircraft.

Finally, EADS also has several outstanding backstop commitments to provide financing related to orders on Airbus' and ATR's backlog. While past experience suggests it is unlikely that all such proposed financing actually will be implemented, a deterioration in the credit markets may reduce the amount of outside financing available to customers to fund their aircraft purchases, causing them to seek to increase their utilisation of backstop commitments provided by EADS. In particular, ongoing market disruptions triggered by the U.S. "subprime" debt crisis may worsen, resulting in the elimination of several potential sources of credit for aircraft financing. To the extent that EADS' customers look to it to fill the gap, EADS' sales financing exposure could increase significantly depending on the agreement reached with customers. Despite the measures taken by EADS to mitigate the risks arising from sales financing activities described above, EADS will be further exposed to the risk of defaults by its customers or significant decreases in the value of the financed aircraft in the resale market, which may have a negative effect on its future results of operation and financial condition.

COUNTERPARTY CREDIT RISK

EADS is exposed to credit risk to the extent of non-performance by its counterparties for financial instruments, such as hedging instruments and cash investments. However, the Group has policies in place to avoid concentrations of credit risk and to ensure that credit risk is limited.

Cash transactions and derivative counterparties are contracted with a large number of financial institutions worldwide, but only if they meet certain high credit quality criteria. EADS has set up a credit limit system to actively manage and limit its credit risk exposure. This limit system assigns maximum exposure lines to counterparties of financial transactions, based at a minimum on their credit ratings as published by Standard & Poor's, Moody's and Fitch Ratings. The respective limits are regularly monitored and updated, but there can be no assurances that despite these limits and the diversification of counterparties, EADS will not lose the benefit of certain derivatives, or cash investments, in case of a systemic extension of market disruptions triggered by the U.S. "subprime" debt crisis.

As counterparty credit risk also arises in the context of sales financing transactions, EADS' general policy is to provide financing to customers and through structures with an appropriate credit standing. See "1.1.7.4 Sales Financing".

EXPOSURE ON EQUITY INVESTMENT PORTFOLIO

EADS holds several equity investments for industrial or strategic reasons, the business rationale for which may vary over the life of the investment. Equity investments are either accounted for using the equity method (associated companies), if EADS has the ability to exercise significant influence, or at fair value. If fair value is not readily determinable, the investment is measured at cost.

EADS' principal investment in associates is Dassault Aviation. The net asset value of this investment was €2.1 billion at 31st December 2007. EADS believes that its exposure to the risk of unexpected material adverse changes in the fair value of Dassault Aviation (other than business jet market cyclicality) and that of other associated companies is limited. For equity investments other than associates, which make up only a fraction of EADS' total assets, EADS regards the risk of negative changes in fair value or impairments on these investments as non-significant.

Treasury shares held by EADS are not considered to be equity investments. Additionally, treasury shares are not regarded as being exposed to risk, as any change in value of treasury shares is recognised directly in equity only when sold to the market and never affects net income. Treasury shares are primarily held to hedge the dilution risk arising from employee stock ownership plans and the exercise by employees of stock options.

2. Business-Related Risks

AIRCRAFT MARKET CYCLICALITY

In 2007, the combined revenues generated from Airbus and ATR represented approximately two-thirds of EADS' consolidated revenues. Historically, the market for commercial passenger aircraft has shown cyclical trends, due in part to changes in passenger demand for air travel, which is itself primarily driven by economic or gross domestic product ("**GDP**") growth. Other factors, however, play an important role in determining the market for commercial passenger aircraft, such as (i) the average age and technical obsolescence of the fleet relative to new aircraft, (ii) the number and characteristics of aircraft taken out of service and parked pending potential return into service, (iii) passenger load factors, (iv) airline pricing policies, (v) airline financial health, (vi) deregulation and (vii) environmental constraints imposed upon aircraft operations.

EADS expects that the market for commercial passenger aircraft will continue to be cyclical, and that future downturns in broad economic trends may have a negative effect on its future results of operation and financial condition.

EADS currently expects that commercial aircraft deliveries will reach a cyclical peak in 2011-2012, followed by a decline in later years. However, changes in the economic environment or the financial condition of the airline industry could result in customer requests for postponement or cancellation of otherwise binding contractual orders, to which EADS may agree. In addition, the liquidation or bankruptcy of airline customers could lead to the cancellation of their existing orders. If any of these events were to occur, it could significantly reduce EADS' revenues and ability to generate a profit.

IMPACT OF TERRORISM, EPIDEMICS AND CATASTROPHIC EVENTS ON AIRCRAFT MARKET

As the terrorist attacks in New York and Madrid and the spread of the Severe Acute Respiratory Syndrome ("**SARS**") virus and avian flu have demonstrated, terrorism and epidemics may negatively affect public perception of air travel safety and comfort, which may in turn reduce demand for air travel and commercial aircraft. The outbreak of war in a given region may also affect the willingness of the public to travel by air. Furthermore, major airplane crashes may have a negative effect on the public's or regulators' perceptions of the safety of a given class of aircraft, form of design, or airline. As a consequence of terrorism, epidemics and other catastrophic events, an airline may be confronted with sudden reduced demand for air travel and be compelled to take costly security and safety measures. In response to such events, and the resulting negative impact on the airline industry or particular airlines, EADS may suffer from a decline in demand for all or certain types of its aircraft, and EADS' customers may postpone delivery of new aircraft or cancel orders.

DEPENDENCE ON PUBLIC SPENDING AND ON CERTAIN MARKETS

In any single market, public spending (including defence spending) depends on a complex mix of geopolitical considerations and budgetary constraints. Public spending may be subject to significant fluctuations from year to year and country to country. Adverse economic and political conditions as well as downturns in broad economic trends in EADS' markets may reduce the amount of public spending and have a negative effect on EADS' future results of operations and financial condition.

In the case where several countries undertake to enter together into defence or other procurement contracts, economic, political or budgetary constraints in any one of these countries may have a negative effect on the ability of EADS to enter into or perform such contracts. In 2008, for example, the European Space Agency is expected to set a budget and funding priorities for 2010 and beyond, which could have a significant effect on Astrium's activities.

Further, a significant portion of EADS (including Airbus) backlog is concentrated in certain regions or countries, including the United States of America, China, India and the United Arab Emirates. Adverse economic and political conditions as well as downturns in broad economic trends in these countries or regions may have a negative effect on EADS' and Airbus future results of operations and financial condition.

EMERGENCE OF PUBLIC-PRIVATE PARTNERSHIPS AND PRIVATE FINANCE INITIATIVES

Defence customers, particularly in the U.K., increasingly request proposals and grant contracts under schemes known as public-private partnerships ("**PPPs**") or private finance initiatives ("**PFIs**"). PPPs and PFIs differ substantially from traditional defence equipment sales, as they often incorporate elements such as:

- The provision of extensive operational services over the life of the equipment;
- Continued ownership and financing of the equipment by a party other than the customer, such as the equipment provider;
- Mandatory compliance with specific customer requirements pertaining to public accounting or government procurement regulations; and
- Provisions allowing for the service provider to seek out additional customers for unused capacity.

EADS is party to PPP and PFI contracts, for example through Paradigm with Skynet 5 and related telecommunications services, and involved in additional PFI proposals, such as the Airtanker (FSTA) project. One of the complexities presented by PFIs lies in the allocation of risks and the timing thereof among different parties over the lifetime of the project.

There can be no assurances of the extent to which EADS will efficiently and effectively (i) compete for future PFI or PPP programmes, (ii) administer the services contemplated under the contracts, (iii) finance the acquisition of the equipment and the ongoing provision of services related thereto, or (iv) access the markets for the commercialisation of excess capacity. EADS may also encounter unexpected political, budgetary, regulatory or competitive risks over the long duration of PPP and PFI programmes.

COMPETITION AND MARKET ACCESS

Most of EADS' businesses are subject to significant competition, and Airbus in particular has been affected by downward price pressure resulting from such competition. EADS believes that some of the underlying causes of such price competition have been mitigated by restructuring in the aerospace and defence industry. Nevertheless, certain customers have had greater leverage to encourage competition with respect to a variety of issues, including price and payment terms. No assurance can be given that competition may not intensify, particularly in the context of a prolonged economic downturn in the future.

In addition, the contracts for many aerospace and defence products are awarded, implicitly or explicitly, on the basis of home country preference. Although EADS constitutes a multinational combination which helps to broaden its domestic market, it may remain at a competitive disadvantage in certain countries, especially outside of Europe, relative to local contractors for certain products. The strategic importance and political sensitivity attached to the aerospace and defence industries means that political considerations will play a role in the choice of many products for the foreseeable future.

AVAILABILITY OF GOVERNMENT FINANCING

Since 1992, the E.U. and the U.S. have operated under an agreement that sets the terms and conditions of financial support that governments may provide to civil aircraft manufacturers. In late 2004, however, the U.S. sought to unilaterally withdraw from this agreement, which eventually led to the U.S. and the E.U. making formal claims against each other before the World Trade Organisation ("**WTO**"). While both sides have expressed a preference for a negotiated settlement that provides for a level playing field when funding future aircraft developments, they have thus far failed to reach agreement on key issues. The terms and conditions of any new agreement, or the outcome of the formal WTO proceedings, may limit access by EADS to risk-sharing-funds for large projects, or may establish an unfavourable balance of access to government funds by EADS as compared to its U.S. competitors.

In prior years, EADS and its principal competitors have each received different types of government financing of product research and development. For example, EADS received repayable financing from certain governments in relation to the A380 commercial aircraft programme, and is in discussions with certain E.U. countries regarding financing for the development of the A350 XWB commercial aircraft programme. However, no assurances can be given that government financing will continue to be made available in the future for these and other projects, in part as a result of the proceedings mentioned above.

TECHNOLOGICALLY ADVANCED PRODUCTS AND SERVICES

EADS offers its customers products and services that are often technologically advanced, the design and manufacturing of which can be complex and require substantial integration and coordination along the supply chain. In addition, most of EADS' products must function under demanding operating conditions. Even though EADS believes it employs sophisticated design, manufacturing and testing practices, there can be no assurance that EADS' products or services will be successfully developed, manufactured or operated or that they will be developed or will perform as intended.

Certain EADS contracts require it to forfeit part of its expected profit, to receive reduced payments, to provide a replacement launch or other products or services, or to reduce the price of subsequent sales to the same customer if its products fail to be delivered on time or to perform adequately. No assurances can be given that performance penalties or contract cancellations will not be imposed should EADS fail to meet delivery schedules or other measures of contract performance.

For example, following the production difficulties that EADS encountered in 2006 in connection with its A380 programme, certain customers decided to cancel their A380 freighter orders. In 2007, EADS announced delivery delays on its A400M programme. In both years, EBIT* at EADS was negatively affected as a result, in part due to the contractual penalties to be paid to certain customers as a result of the delivery delays. See "1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Significant Programme and Restructuring Developments in 2006 and 2007" for further detail.

There can be no assurances that problems similar to the ones encountered in connection with development of the A380 and the A400M will not occur in the future. In addition to any costs resulting from product warranties, contract performance or required remedial action, such problems may result in increased costs or loss of revenues — in particular as a result of contract cancellations — which could have a negative effect on EADS' future results of operation and financial condition. Any future problems may also have a significant adverse effect on the competitive reputation of EADS' products.

* Earnings before interest and taxes, pre-goodwill impairment and exceptionals.

MAJOR RESEARCH AND DEVELOPMENT PROGRAMMES

The business environment in many of EADS' principal operating business segments is characterised by extensive research and development costs requiring significant up-front investments. The business plans underlying such investments often contemplate a long payback period before these investments are recouped, and assume a certain level of return over the course of this period in order to justify the initial investment. There can be no assurances that the commercial, technical and market assumptions underlying such business plans will be met, and consequently, the payback period or returns contemplated therein achieved. EADS expects that its consolidated research and development expenses may increase significantly in future years in connection with the ramp-up of new programmes across all divisions, in particular development on the A350 XWB.

Successful development of new programmes also depends on EADS' ability to attract and retain aerospace engineers and other professionals with the technical skills and experience required to meet its specific needs. Demand for such engineers may often exceed supply depending on the market, resulting in intense competition for qualified professionals. There can be no assurances that EADS will attract and retain the personnel it requires to conduct its operations successfully. Failure to attract and retain such personnel or an increase in EADS' employee turnover rate could negatively affect EADS' future results of operation and financial condition.

"POWER8" RESTRUCTURING PROGRAMME

EADS has announced the implementation of a significant cost reduction and restructuring programme at Airbus, referred to as "Power8". This programme looks at all aspects of the Company to make it leaner, more integrated, more efficient and more productive. As part of Power8, Airbus management is seeking to implement strong cost reduction and cash generating efforts with the goal of achieving EBIT* contributions of €2.1 billion from 2010 onwards and an additional €5 billion of cumulative cash flow from 2007 to 2010. A large part of the cost savings is expected to be realised through the reduction of Airbus' headcount by 10,000 employees (with temporary and on-site subcontractors accounting for approximately 50% of such reduction).

These anticipated cost savings are based on preliminary estimates, however, and actual savings may vary significantly. In particular, EADS' cost reduction measures are based on current conditions and do not take into account any future cost increases that could result from changes in its industry or operations, including new business developments, wage and price increases or other factors. EADS' failure to successfully implement these planned cost reduction measures, or the possibility that these efforts may not generate the level of cost savings it expects going forward, could negatively affect its future results of operation and financial condition.

In addition to the risk of not achieving the anticipated level of cost savings from Power8, EADS may also incur higher than expected implementation costs, depending on the outcome of its current negotiations with labour and other representatives. In many instances, there may be internal resistance to the various organisational restructuring and cost reduction measures contemplated by Power8, including site divestitures by Airbus and the subcontracting of additional work to risk-sharing partners. Restructuring, closures, site divestitures and job reductions may also harm EADS' labour relations and public relations, and have led and could lead to work stoppages and/or demonstrations. In the event that these work stoppages and/or demonstrations become prolonged, or the costs of implementing Power8 are otherwise higher than anticipated following such negotiations, EADS' future results of operation and financial condition may be negatively affected.

Finally, EADS may fail to fully realise the anticipated benefits of site divestitures by Airbus. Divestitures may result in continued financial involvement in the divested businesses, such as through guarantees or other financial arrangements, following the transaction. They may also trigger the recording of an impairment charge at or prior to closing, which would have a negative impact on EADS' future results of operation. Risk-sharing partners at divested businesses may also fail to perform as expected.

* Earnings before interest and taxes, pre-goodwill impairment and exceptionals.

INDUSTRIAL RAMP-UP

As a result of the large number of new orders for aircraft recorded in recent years, EADS has accelerated its production rate in order to meet the agreed upon delivery schedules for such new aircraft, in particular at Airbus and Eurocopter. As it nears full capacity, EADS' ability to further increase its production rate will be dependent upon a variety of factors, including execution of internal performance plans, availability of raw materials and parts (such as aluminum, titanium, and composites) and skilled employees, conversion of raw materials into parts and assemblies, and performance by suppliers and subcontractors, particularly suppliers of buyer-furnished equipment. The failure of any or all of these factors could lead to missed delivery commitments, and depending on the length of delay in meeting delivery commitments, could lead to additional costs and customers' rescheduling or terminating their orders.

PROGRAMME-SPECIFIC RISKS

In addition to the risk factors mentioned above, EADS also faces the following programme-specific risks in the future (while this list does not purport to be comprehensive, it highlights the current risks believed to be material by management):

- *A380 programme.* In connection with the A380 programme and following the delivery delays announced in 2006, EADS faces the following main challenges: (i) management of stress in the supply chain as a result of the steep ramp-up in production in coming years, (ii) avoidance of production disruptions as a result of the implementation of Power8, in particular with respect to its effect on labour relations, and (iii) introduction and successful implementation of a new digital mock-up for future A380 production. EADS' ability to successfully meet these challenges will be critical in ensuring the smooth production of "wave 2" aircraft, *i.e.*, those beyond the initial 25 aircraft produced;
- *A350 XWB programme.* In connection with the A350 XWB programme, EADS faces the following main challenges: (i) meeting the technical performance targets at the beginning of the detailed definition phase, (ii) ensuring the ramp-up of key skilled personnel, e.g. for composite stress and design, (iii) securing the achievement of recurring cost targets, (iv) ensuring that the new industrial organisation resulting from Power8 supports effective development, (v) ensuring the performance of the risk sharing partners, including those selected for sites to be divested by Airbus, and (vi) achieving a second engine choice;
- *A400M programme.* In connection with the A400M programme, EADS faces the following main challenges: (i) meeting the revised development and delivery schedule as the engine, certain systems and elements of the airframe continue to undergo development and testing, which leaves a very challenging programme until first flight and subsequent aircraft delivery, (ii) managing a flight test programme that differs significantly from that of commercial Airbus aircraft, and (iii) ensuring that the aircraft is both commercially certified and meets the range of military qualifications required by programme customers in each jurisdiction; and
- *NH90 programme.* In connection with the NH90 programme, EADS faces the following main challenges: (i) meeting the development schedule and cost objectives of ongoing development programmes on the various versions, and (ii) managing the steep industrial ramp-up on the programme and the associated strain on the supply chain.

PENSION COMMITMENTS

EADS participates in several pension plans for both executive as well as non-executive employees, some of which are underfunded. For further information related to these plans, see "1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Consolidated Financial Statements (IFRS) — Note 22b: Provisions for retirement plans". Although EADS has recorded a provision in its balance sheet for its share of the underfunding based on current estimates, there can be no assurance that these estimates will not be revised upward in the future, leading EADS to record additional provisions in respect of such plans. These additional provisions would in turn have a negative effect on EADS' total equity (net of deferred taxes), which could have a negative effect on its future financial condition.

3. Legal Risks

DEPENDENCE ON JOINT VENTURES AND MINORITY HOLDINGS

EADS generates a substantial proportion of its revenues through various consortia, joint ventures and equity holdings. These arrangements include primarily:

- the Eurofighter and AirTanker consortia;
- three principal joint ventures: MBDA, ATR and Atlas Electronik;
- majority interest: Dornier GmbH; and
- investment in associates: Dassault Aviation.

The formation of partnerships and alliances with other market players is an integral strategy of EADS and the proportion of sales generated from consortia, joint ventures and equity holdings may rise in future years. This strategy may from time to time lead to changes in the organisational structure, or realignment in the control, of EADS' existing joint ventures.

EADS exercises varying and evolving degrees of control in the consortia, joint ventures and equity holdings in which it participates. While EADS seeks to participate only in ventures in which its interests are aligned with those of its partners, the risk of disagreement or deadlock is inherent in a jointly controlled entity, particularly in those entities that require the unanimous consent of all members with regard to major decisions and specify limited exit rights. The other parties in these entities may also be competitors of EADS, and thus may have interests that differ from those of EADS.

In addition, in those holdings in which EADS is a minority partner or shareholder, EADS' access to the entity's books and records, and as a consequence, EADS' knowledge of the entity's operations and results, is generally limited as compared to entities in which EADS is a majority holder or is involved in the day-to-day management.

PRODUCT LIABILITY AND WARRANTY CLAIMS

EADS designs, develops and produces a number of high profile products of large individual value, particularly civil and military aircraft and space equipment. EADS is subject to the risk of product liability and warranty claims in the event that any of its products fails to perform as designed. While EADS believes that its insurance programmes are adequate to protect it from such liabilities, no assurances can be given that claims will not arise in the future or that such insurance cover will be adequate.

INTELLECTUAL PROPERTY

EADS relies upon patent, copyright, trademark and trade secret laws, and agreements with its employees, customers, suppliers and other parties, to establish and maintain its intellectual property rights in technology and products used in its operations. Despite these efforts to protect its intellectual property rights, any of EADS' direct or indirect intellectual property rights could be challenged, invalidated or circumvented. Further, the laws of certain countries do not protect EADS' proprietary rights to the same extent as the laws in Europe and the United States. Therefore, in certain jurisdictions EADS may be unable to protect its proprietary technology adequately against unauthorised third-party copying or use, which could adversely affect its competitive position.

In addition, although EADS believes that it lawfully complies with the intellectual property rights granted to others, it could have claims asserted against it for infringement of the intellectual property rights of third parties. These claims could harm its reputation, cost it money and prevent it from offering certain products or services. Any claims or litigation in this area, whether EADS ultimately wins or loses, could be time-consuming and costly, injure EADS' reputation or require it to enter into licensing arrangements. EADS might not be able to enter into these licensing arrangements on acceptable terms. If a claim of infringement were successful against it, an injunction might be ordered against EADS, causing further damages.

EXPORT CONTROLS AND OTHER REGULATIONS

The export market is a significant market for EADS. In addition, many of the products EADS designs and manufactures for military use are considered to be of national strategic interest. Consequently, the export of such products outside of EADS' domestic markets may be restricted or subject to licensing and export controls, notably by the U.K., France, Germany and Spain, where EADS carries out its principal military activities as well as by other countries where suppliers come from, notably, the U.S. There can be no assurance (i) that the export controls to which EADS is subject will not become more restrictive, (ii) that new generations of EADS products will not also be subject to similar or more stringent controls or (iii) that geopolitical factors will not make it impossible to obtain export licenses for one or more clients or constrain EADS' ability to perform under previously signed contracts. Reduced access to military export markets may have a material adverse effect on EADS' business, financial condition and results of operations.

EADS is also subject to a variety of other governmental regulations that may adversely affect its business and financial condition, including among others, regulations relating to the protection of the environment, the use of its products, labour practices and dealings with foreign officials. In addition, EADS' ability to market new products and enter new markets may be dependent on obtaining government certifications and approvals in a timely manner.

4. Industrial and Environmental Risks

Given the scope of its activities and the industries in which it operates, EADS is subject to stringent environmental, health and safety laws and regulations in numerous jurisdictions around the world. EADS therefore incurs, and expects to continue to incur, significant capital expenditure and other operating costs to comply with increasingly complex laws and regulations covering the protection of the natural environment and the promotion of worker health and safety, including costs to prevent, control, eliminate or reduce emissions into the environment, releases of air pollutants into the atmosphere, discharges to surface and subsurface water and soil, and the disposal and treatment of waste materials. Moreover, new laws and regulations, the imposition of tougher licence requirements, increasingly strict enforcement or new interpretations of existing laws and regulations may cause EADS to incur increased capital expenditure and operating costs in the future, which could have a negative effect on its results of operation and financial condition.

If EADS fails to comply with these environmental, health and safety laws and regulations, even if caused by factors beyond its control, that failure may result in the assessment of civil or criminal penalties and fines against it. Regulatory authorities may require EADS to conduct investigations and undertake remedial activities, curtail operations or close installations or facilities temporarily, including to prevent imminent risks. In the event of an industrial accident or other serious incident, employees, customers and other third parties may file claims for personal injury, property damage or damage to the environment (including natural resources). These potential liabilities may not always be covered by insurance, or may be only partially covered. The obligation to compensate for such damages could have a negative effect on EADS' results of operation and financial condition.

In addition, the various products manufactured and sold by EADS must comply with relevant environmental, health and safety laws and regulations in the jurisdictions in which they operate. Although EADS seeks to ensure that its products meet the highest quality standards, increasingly stringent and complex laws and regulations, new scientific discoveries, delivery of defective products or the failure to notify or provide regulatory authorities or others with required information may force EADS to adapt, redesign, redevelop, recertify and/or eliminate its products from the market. Seizures of defective products may be pronounced, and EADS may incur administrative, civil or criminal liability. In the event of an accident or other serious incident involving a product, EADS may be required to conduct investigations and undertake remedial activities. Employees, customers and other third parties may also file claims for personal injury, property damage or damage to the environment (including natural resources).

For more information, please see "Part 2/2.3 Environmental Care".

Net Assets, Financial Position and Results

1

1.1	Management's Discussion and Analysis of Financial Condition and Results of Operations	20
1.1.1	CERTAIN INFORMATION	20
1.1.2	OVERVIEW	21
1.1.3	CRITICAL ACCOUNTING CONSIDERATIONS, POLICIES AND ESTIMATES	23
1.1.4	MEASUREMENT OF MANAGEMENT'S PERFORMANCE	28
1.1.5	EADS RESULTS OF OPERATIONS	33
1.1.6	CHANGES IN CONSOLIDATED TOTAL EQUITY (INCLUDING MINORITY INTERESTS)	39
1.1.7	LIQUIDITY AND CAPITAL RESOURCES	41
1.1.8	HEDGING ACTIVITIES	49
1.2	Financial Statements	51
1.2.1	EADS N.V. CONSOLIDATED FINANCIAL STATEMENTS (IFRS)	52
	AUDITOR'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENT (IFRS)	134
1.2.2	COMPANY FINANCIAL STATEMENTS	136
1.3	Statutory Auditors' Fees	146
1.4	Information Regarding the Statutory Auditors	147

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations

1.1.1 CERTAIN INFORMATION

In addition to historical information, this document includes forward-looking statements. The forward-looking statements are generally identified by the use of forward-looking words, such as "anticipate", "expect", "estimate", "intend", "plan", "predict", "project", "will", "believe", "should", "may" or other variations of such terms, or by discussion of strategy. These statements relate to EADS' future prospects, developments and business strategies and are based on analyses or forecasts of future results and estimates of amounts not yet determinable. These forward-looking statements represent the view of EADS only as of the dates they are made, and EADS disclaims any obligation to update forward-looking statements, except as may be otherwise required by law. The forward-looking statements in this document involve known and unknown risks, uncertainties and other factors that could cause EADS' actual future results, performance and achievements to differ materially from those forecasted or suggested herein. These include changes in general economic and business conditions, as well as the factors described in "Risk Factors" above.

The following discussion and analysis is derived from and should be read together with the audited Consolidated Financial Statements of EADS as of and for the years ended 31st December 2007, 2006 and 2005 included herein. These financial statements have been prepared in accordance with International Financial Reporting Standards ("**IFRS**") adopted by the International Accounting Standards Board as endorsed by the European Union, and with Part 9 of Book 2 of the Netherlands Civil Code.

Exchange Rate Information

The financial information presented in this document is expressed in Euro, U.S. dollars or Pounds Sterling. The following table sets out, for the periods indicated, certain information concerning the exchange rate between the Euro and the U.S. dollar and Pound Sterling, calculated using the official European Central Bank fixing rate:

	Average		Period End	
Year ended	**€-U.S.$**	**€-£**	**€-U.S.$**	**€-£**
31st December 2005	1.2441	0.6838	1.1797	0.6853
31st December 2006	1.2556	0.6817	1.3170	0.6715
31st December 2007	1.3702	0.6842	1.4721	0.7334

Ratings

EADS is currently rated A1 with a stable outlook by Moody's Investors Service, BBB+ with a stable outlook by Standard and Poor's and BBB+ with a stable outlook by Fitch Ratings.

1.1.2 OVERVIEW

With consolidated revenues of €39.1 billion in 2007, EADS is Europe's premier aerospace and defence company and the second largest aerospace and defence company in the world. In terms of market share, EADS is among the top two manufacturers of commercial aircraft, civil helicopters, commercial space launch vehicles and missiles, and a leading supplier of military aircraft, satellites and defence electronics. In 2007, it generated approximately 77% of its total revenues in the civil sector (compared to 75% in 2006) and 23% in the defence sector (compared to 25% in 2006). As of 31st December 2007, EADS' active headcount was 116,493.

EADS organises its businesses into the following five operating divisions:

- **Airbus:** Development, manufacturing, marketing and sale of commercial jet aircraft of more than 100 seats and the development and manufacturing of aircraft for military use;
- **Military Transport Aircraft:** Development, manufacturing, marketing and sale of military transport aircraft and special mission aircraft;
- **Eurocopter:** Development, manufacturing, marketing and sale of civil and military helicopters, and provision of maintenance services;
- **Defence & Security:** Development, manufacturing, marketing and sale of missile systems, military combat aircraft and training aircraft; provision of defence electronics and defence-related telecommunications solutions and logistics, training, testing, engineering and other related services; and
- **Astrium:** Development, manufacturing, marketing and sale of satellites, orbital infrastructures and launchers, and provision of space services.

In addition, EADS has four business units ("**BUs**") — ATR, EFW (*Elbe Flugzeugwerke GmbH*), EADS Socata and EADS Sogerma — which are allocated to "Other Businesses" for purposes of segment reporting. Their activities comprise the development, manufacturing, marketing and sale of regional turboprop aircraft, light commercial aircraft and aircraft components, as well as civil and military aircraft conversion and maintenance services.

1.1.2.1 Significant Programme and Restructuring Developments in 2006 and 2007

A380 programme. During 2006, Airbus twice revised its delivery schedule for the A380 after having encountered difficulties in the industrialisation of the programme, in particular in the area of electrical engineering. As a result, earnings before interest and taxes, pre-goodwill impairment and exceptionals ("**EBIT***") at Airbus were negatively affected by a net charge of €(2.5) billion in 2006 compared to 2005. This net charge related to the following items:

- Excess costs above the initially expected learning curve, as difficulties in the production process caused Airbus to fall short of the expected improvements in production efficiency over time;
- The recording of loss-making contract provisions, related to contractual penalties to be paid to customers as a result of the delivery delays;
- Write-down of inventory, where necessary to align book value with net realisable value;
- All other settlement obligations as a result of the delivery delays and accrued for in 2006. Together with the three preceding charges, this accounted for approximately €(2.0) billion of the €(2.5) billion decrease in EBIT* in 2006;
- Impairment of assets and provision charges recorded following the freezing of development on the freighter version of the A380 (€(0.3) billion); and
- Ongoing production support for the programme, representing recurring expenses unallocated to unit production costs (€(0.2) billion).

Following a difficult year in 2006, the year 2007 marked the beginning of Airbus' industrial recovery, although the industrial ramp-up remains challenging. The highlight was the first delivery of the A380 to Singapore Airlines in October 2007, followed by a smooth entry into commercial service between Singapore and Sydney. At the same time, Airbus continued to incur significant costs in respect of the A380 programme in 2007, due primarily to excess costs above the initially expected learning curve and ongoing fleet support. Nevertheless, the impact on EBIT* represented a €1.5 billion improvement over 2006.

A400M programme. At the end of 2006, Airbus performed a financial review of the A400M programme. Based on the programme's risks and complexities, Airbus recorded a loss-making contract provision of €(352) million in 2006 for its workshare on the programme, with a corresponding negative impact on its EBIT* for the year. However, as the other divisions of EADS foresaw a positive contribution from the A400M programme at the time, the provision at Airbus was reversed at the EADS group level in 2006. In addition, due to the overall cost increase for the programme, a negative catch-up of €(66) million was recorded at the EADS group level in 2006

* Earnings before interest and taxes, pre-goodwill impairment and exceptionals.

in order to adjust EBIT* recognised on the programme for the years 2003 to 2006.

Just before the end of 2007, EADS announced that the first deliveries of the A400M would be delayed by six to twelve months. In terms of financial impact, Airbus recorded an additional loss-making contract provision and charges totalling €(1.2) billion in 2007, in addition to provisions and charges of €(0.2) billion recorded at EADS group level and €(0.1) billion recorded at other divisions. The provisions are intended to cover, among other things, cost overruns on the programme and the risk of penalty payments to customers.

The following table sets forth the income statement impact in 2006 and 2007 of the items described above:

(in €m)	2007	2006
Airbus	(1,174)	(352)
Other divisions	(102)	-
Group adjustment[1]	(169)	286
Total	**(1,445)**	**(66)**

(1) Includes the reversal of Airbus loss-making contract provision of €352 million and negative catch-up of €(66) million in 2006; includes consolidation adjustment of €(169) million at group level in 2007.

Although mitigation measures such as a change in A400M programme management, reorganisation of responsibilities and shortening of the chain of command have been implemented, EADS continues to face significant challenges in achieving first flight in summer 2008 and meeting the revised delivery schedule.

A350 XWB programme. In December 2006, Airbus formally launched its new A350 XWB programme and at the same time discontinued the original A350 programme. The launch of the A350 XWB triggered the accrual of a €505 million provision in 2006, related to the anticipated buy-out of delivery commitments under firm orders for the original A350 aircraft that could no longer be fulfilled.

In 2007, EBIT* at Airbus continued to be burdened by charges with respect to the A350 XWB programme, which amounted to approximately €(1.0) billion. These charges related in particular to the recording of loss-making contract provisions on the first orders for the A350 XWB, the margins of which are weighed down by launch-order pricing and initial learning curve costs.

Power8 programme. At the beginning of 2007, Airbus launched a four-year restructuring programme referred to as "Power8", with the goal of achieving EBIT* contributions of €2.1 billion from 2010 onwards and an additional €5 billion of cumulative cash flow from 2007 to 2010. A large part of the cost savings is expected to be realised through the reduction of Airbus' headcount by 10,000 employees (including temporary and on-site supplier employees). As part of the planned measures under Power8 to reduce overhead costs, and specifically headcount, EADS recorded a restructuring expense of €(624) million in EBIT* in 2007. At the same time, EADS began to register initial cost savings under the programme in 2007. The Power8 programme supersedes the former "Route 06" cost savings programme, including any unrealised cost savings thereunder.

For further information related to the Power8 programme and its ongoing implementation, see "1.1.2 Airbus—Strategy—Building a leaner, more fully integrated company" and "Recent Developments".

EADS Sogerma sale. On 10th January 2007, EADS Sogerma completed the sale of three of its subsidiaries dedicated to global support and maintenance — Sogerma Services, Sogerma America Barfield B.C. and EADS Sogerma Tunisie — to the TAT Group. Prior to their sale, EADS recorded an asset impairment totalling €(117) million in 2006 — including €(33) million relating to its retained subsidiaries, Seca and Revima — as well as restructuring provisions of €(42) million. Combined with an underlying operational loss of €(96) million, EADS Sogerma recorded EBIT* of €(351) million in 2006, a deterioration of €(114) million compared to 2005. Following the sale of these subsidiaries, EADS Sogerma's EBIT* was positive in 2007.

1.1.2.2 Trends

EADS expects that new aircraft orders at Airbus will decline in 2008 to approximately 700 gross orders, following the record 1,458 gross orders recorded in 2007. It also expects that its consolidated research and development expenses will increase in 2008 in connection with the ramp-up of new programmes, in particular development on the A350 XWB, and that some deterioration in the price of delivered aircraft will occur as a result of strong past competition, particularly on long-range aircraft.

* Earnings before interest and taxes, pre-goodwill impairment and exceptionals.

1.1.3 CRITICAL ACCOUNTING CONSIDERATIONS, POLICIES AND ESTIMATES

1.1.3.1 Scope of and Changes in Consolidation Perimeter

Disposals and acquisitions of interests in various businesses can account, in part, for differences in EADS' results of operations for one year as compared to another year.

Airbus: Airbus has been fully consolidated by EADS since 1st January 2001, in light of the control EADS has exercised over the assets, liabilities and operations of Airbus since that date. BAE Systems held a 20% share in Airbus until October 2006, at which time the share was purchased by EADS.

BAE Systems held a put option with respect to its share in Airbus that was granted to it by EADS as part of the Airbus business combination in 2001. BAE Systems' put option was exercisable at fair value and payable in cash or an equivalent amount of EADS shares. In light of these characteristics, revised IAS 32 (which EADS retrospectively applied as of 1st January 2005) required EADS to account for the put option as a liability ("liability for puttable instruments") in the Consolidated Balance Sheet, stated at fair value. (Before this change in accounting policy, EADS recorded BAE Systems' stake in Airbus as minority interests within equity.)

Pursuant to revised IAS 32, dividend payments to BAE Systems were treated as partial repayments of the liability, thus reducing the liability for puttable instruments, without affecting minority interests. Other changes to the liability's fair value were recorded as changes to the liability for puttable instruments and adjustments of goodwill, without any direct impact on the consolidated income statement. A corresponding restatement was made in 2005 to EADS' 2004 consolidated net income and earnings per share to account for this change in accounting policy. At 31st December 2005, the fair value of the liability for puttable instruments was assessed at €3.5 billion.

In June 2006, BAE Systems exercised its put option. An independent investment bank then determined the fair value of its 20% share in Airbus at €2.75 billion, a decrease of €750 million from the assessed value at 31st December 2005. Dividend payments to BAE Systems in 2006 accounted for €129 million of the decrease, while most of the remaining portion of €621 million led to a corresponding reduction in Airbus' goodwill (€613 million). Following payment of the €2.75 billion purchase price in cash by EADS in October 2006, the liability for puttable instruments was derecognised from the balance sheet.

MBDA: EADS and BAE Systems each hold a 37.5% stake in MBDA, with Finmeccanica holding the remaining 25%. In 2005 and 2006, EADS proportionally consolidated 50% of MBDA within the DS Division, with Finmeccanica's holding reflected as a 12.5% minority interest. As of 1 January 2007, the percentage of the proportional consolidation of MBDA changed from 50% to 37.5%. In 2007, therefore, Finmeccanica's holding is no longer reflected as a minority interest in EADS' accounts. 2005 and 2006 consolidated figures have not been restated.

Acquisitions and Disposals

In January 2007, EADS increased its share in the Atlas Elektronik group from 40% to 49% in connection with the contribution in kind of EADS' naval business to Atlas Elektronik. Atlas Elektronik is proportionately consolidated and the final determination of the difference between the purchase price and the acquired net assets then led to the recording of €42 million of goodwill.

On 10th January 2007, EADS sold its remaining 60% stake in Sogerma Services, as well as its remaining stakes in Sogerma America Barfield B.C. (100%) and EADS Sogerma Tunisie (50.1%), as described above.

On 13th October 2006, EADS acquired BAE Systems' 20% minority share in Airbus after BAE Systems had exercised the put option it held on its Airbus stake in June 2006, as described above. Before the transaction, EADS already controlled Airbus and therefore fully consolidated this subsidiary.

On 3rd August 2006, EADS acquired 40% of the shares of the Atlas Elektronik group, specialised in equipment and systems for naval forces. An initial estimate of the difference between the purchase price and the acquired net assets (not finally determined in 2006) led to the preliminary recording of €41 million of goodwill.

On 28th February 2006, 81% of LFK GmbH and TDW GmbH, which had been fully consolidated by EADS, were sold to the European missile group MBDA, which EADS proportionally consolidates.

On 30th November 2005, EADS sold TDA — Armements S.A.S. to Thales. TDA — Armements S.A.S. was proportionally consolidated at 50% through the end of November 2005.

On 2nd September 2005, EADS acquired Nokia's Professional Mobile Radio (PMR) activities (now known as EADS Secure Networks Oy) from Nokia.

On 28th February 2005, EADS sold its enterprise telephony business, which comprised its civil telecommunication activities, to Aastra Technologies Limited.

See "Notes to Consolidated Financial Statements (IFRS) — Note 4: Acquisitions and disposals".

1.1.3.2 Employee Benefits — IAS 19

Prior to 2006, EADS recognised in its Consolidated Financial Statements actuarial gains and losses on its retirement plans qualifying as defined benefit plans by applying the "corridor approach" of IAS 19. Under this approach, any amount of accumulated unrecognised actuarial net gains and losses that exceeded the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of plan assets was amortised through the consolidated income statement on a straight line basis over the expected average remaining working lives of the employees participating in the respective plan, i.e. 15 years for EADS, thereby affecting EBIT*. In 2006, EADS opted to apply the "equity approach" under revised IAS 19, pursuant to which actuarial gains and losses are recognised in full within equity (net of deferred taxes) during the period in which they occur, without affecting the consolidated income statement. The provision for retirement plans recorded on the balance sheet in turn covers the full amount of the defined benefit obligation net of plan assets, including accumulated actuarial net gains and losses.

As a result of the retrospective application of revised IAS 19, the provision for retirement plans in 2005 has been restated by €1,118 million, implying a restatement of €(695) million in total equity (net of deferred taxes), as set forth in the following table:

(in €m)	31st December 2007	31st December 2006	31st December 2005
Provision for retirement plans and similar obligations (old IAS 19)	-	-	4,120
Unrecognised actuarial losses (old IAS 19)	-	-	1,118
Provision for retirement plans and similar obligations (revised IAS 19)	**4,668**	**5,883**	**5,238**
Actuarial losses recognised directly in equity (net of deferred taxes)	**(974)**	**(1,409)**	**(695)**

The 2006 change in accounting policy for the recognition of actuarial gains and losses from the corridor to the equity approach resulted in lower net periodic pension costs in 2006, leading to comparably higher EBIT* of €45 million and higher net income of €25 million (EBIT* impact: Airbus: €12 million; Eurocopter €7 million; Astrium €5 million; Defence €16 million; HQ €5 million).

For further information relating to provisions for retirement plans, see "Notes to Consolidated Financial Statements (IFRS) — Note 22b: Provisions for retirement plans".

1.1.3.3 U.K. Pension Commitments

In the U.K., EADS participates in several funded trustee-administered pension plans for both executive and non-executive employees, with BAE Systems being the principal employer. These plans qualify as multi-employer defined benefit plans under IAS 19 "Employee Benefits". EADS' most significant investments in terms of employees participating in these BAE Systems U.K. pension plans are Airbus U.K. and MBDA U.K. For Airbus, this remains the case even subsequent to the acquisition of BAE Systems' 20% minority interest in Airbus on 13th October 2006. Participating Airbus U.K. employees have continued to remain members in the BAE Systems U.K. pension plans due to the U.K. pension agreement between EADS and BAE Systems dated 11th July 2001, as well as a change in U.K. pension legislation enacted in April 2006 that removes previous restrictions on unassociated employers participating in a single pension plan.

Generally, based on the funding situation of the respective pension plans, the pension plan trustees determine the contribution rates to be paid by the participating employers to adequately fund the plans. The different U.K. pension plans in which EADS investments participate are currently underfunded. BAE Systems has previously agreed with the trustees to undertake various measures in order to remedy such underfunding. These include: (i) making regular contribution payments for active employees at levels well above those that would prevail in the case of adequately funded plans and (ii) making extra contributions.

Due to contractual arrangements between EADS and BAE Systems, the contributions that EADS must make in respect of its participation in the two largest pension plans are capped for a defined period of time (i.e., until July 2011 for Airbus U.K. and until December 2007 for MBDA U.K.). Contributions exceeding the respective capped amounts are paid by BAE Systems. EADS is therefore neither exposed to increased regular contribution payments resulting from the pension plans' underfunding, nor to a participation in extra contribution payments during the period of the contribution caps. Even after the expiry of the contribution caps, the unique funding arrangements between BAE Systems and EADS create a situation for EADS different from common U.K. multi-employer plans, with special regulations limiting the regular contributions that must be paid by Airbus U.K. and MBDA U.K. to rates applicable to all participating employers.

Based on the information that BAE Systems has provided regarding the various pension plans, EADS has prepared an estimate of its share of the pension plans' assets, defined benefit obligations and related underfunding, which takes into account

* Earnings before interest and taxes, pre-goodwill impairment and exceptionals.

the impacts of the contribution caps' mechanism described above as well as those of future extra contributions agreed by BAE Systems with plan trustees. Accordingly, EADS has recorded a provision of €(494) million as of 31st December 2007 (compared to €(897) million as of 31st December 2006) for its current share of the net pension underfunding in the U.K. A related amount of €(554) million has been recorded in total equity (net of deferred taxes) as of 31st December 2007 (compared to €(853) million as of 31st December 2006), consistent with the application of revised IAS 19 (equity approach) described above.

For further information related to EADS' participation in multi-employer pension plans in the U.K., see "Notes to Consolidated Financial Statements (IFRS) — Note 22b: Provisions for retirement plans".

1.1.3.4 Fair Value Adjustments

The merger of the operations of Aerospatiale-Matra ("**ASM**"), DaimlerChrysler Aerospace ("**Dasa**") and Construcciones Aeronáuticas S.A. ("**CASA**"), leading to the creation of EADS in 2000, was recorded using the purchase method of accounting with ASM as the acquirer. Accordingly, the book value of certain assets and liabilities, mainly property, plant and equipment and inventories, was adjusted by an aggregate amount of €1.8 billion, net of income taxes, to allocate a portion of the respective fair market values of Dasa and CASA at the time of the merger (the "**fair value adjustments**"). These aggregate additions in value are generally being depreciated over four to fifteen years for fixed assets and amortised over approximately 24 months for inventories. In addition, in 2001 in connection with the formation of Airbus S.A.S., EADS adjusted the book value of Airbus fixed assets and inventories by an aggregate amount of €0.3 billion, net of income taxes, to reflect their fair market values. The fair value adjustments lead to a depreciation expense in the Consolidated Statements of Income classified within cost of sales. For management reporting purposes, EADS treats these depreciation charges as non-recurring items in EBIT* pre-goodwill impairment and exceptionals. See "1.1.4 Measurement of Management's Performance — Use of EBIT*".

In 2006, a tax audit of Dasa for the years 1994 until 1999 was finalised. Pursuant to the EADS shareholders' agreement, the related tax expense was reimbursed by Daimler AG. As a result of this audit, goodwill and deferred tax assets were adjusted as of 31st December 2006 with respective impacts in the DS division and at the Headquarters/Consolidation level of €52 million and €12 million, leading to both an other expense and a tax benefit of €64 million in the consolidated income statement for 2006. EADS has treated the charge as a non-recurring item in EBIT*. See "1.1.4 Measurement of Management's Performance — Use of EBIT*".

* Earnings before interest and taxes, pre-goodwill impairment and exceptionals.

1.1.3.5 Impairment/Write-down of Assets

When a triggering event, such as an adverse material market event or a significant change in forecasts or assumptions, occurs, EADS performs an impairment test on the assets, group of assets, subsidiaries, joint ventures or associates likely to be affected. In addition, EADS tests goodwill for impairment in the fourth quarter of each financial year, whether or not there is any indication of impairment. An impairment loss is recognised in the amount by which the asset's carrying amount exceeds its recoverable amount.

Generally, the discounted cash flow method is used to determine the value of the assets. The discounted cash flow method is sensitive to the selected discount rate and estimates of future cash flows by EADS' management ("**Management**"). Consequently, slight changes to these elements can materially affect the resulting asset valuation and therefore the amount of the potential impairment charge.

The discount rate used by EADS is derived from the Group's weighted average cost of capital, adjusted to reflect the riskiness of the business concerned. See "Notes to Consolidated Financial Statements (IFRS) — Note 2: Significant accounting policies — Impairment of non-financial assets" and "Note 12: Intangible assets".

The impairment of goodwill has an effect on profitability, as it is recorded in the line item "Other expenses" on EADS' consolidated income statement. No goodwill was impaired in 2005, 2006 or 2007. However, in 2006, non-goodwill asset impairment charges were recorded at EADS Sogerma (€(84) million in respect of its subsidiaries Sogerma Services, Sogerma Tunisia and Barfield, which were sold to the TAT Group on 10 January 2007, and €(33) million relating to the remaining Sogerma subsidiaries, Seca and Revima), and at Airbus (€(250) million) related primarily to write-down of inventory and impairment of fixed assets on the A380 programme. These charges in turn had a negative effect on EBIT* for 2006. See "Notes to Consolidated Financial Statements (IFRS) — Note 12: Intangible assets" and "Note 13: Property, plant and equipment". For a discussion of goodwill impairment testing methodology, in particular at Airbus, see "Notes to Consolidated Financial Statements (IFRS) — Note 12: Intangible assets".

1.1.3.6 Research and Development Expenses

Since 2003, with the application of IAS 38 "Intangible Assets", EADS has assessed whether product-related development costs qualify for capitalisation as internally generated intangible assets. Criteria for capitalisation are strictly applied. All research and development costs not meeting the IAS 38 criteria are expensed as incurred in the consolidated income statement.

In 2005, €293 million of product-related development costs were capitalised in accordance with IAS 38 (including €259 million relating to the Airbus A380 programme). €411 million was capitalised in 2006 (including €335 million relating to the Airbus A380 programme), and €93 million was capitalised in 2007 (with no capitalisation relating to the Airbus A380 programme following its entry into the production phase at the end of 2006).

Capitalised development costs are generally amortised over the estimated number of units produced. If the number of units produced cannot be estimated reliably, capitalised development costs are amortised over the estimated useful life of the internally generated intangible asset. Amortisation of capitalised development costs is recognised in cost of sales. In 2007, amortisation of capitalised development costs amounted to €(46) million, most of which related to the Airbus A380 programme. Amortisation in respect of the Airbus A380 programme began in 2007 following its entry into the production phase at the end of 2006.

Internally generated intangible assets are reviewed for impairment annually when the asset is not yet in use and subsequently whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

1.1.3.7 Accounting for Hedged Foreign Exchange Transactions in the Financial Statements

More than 60% of EADS' revenues are denominated in U.S. dollars, whereas a substantial portion of its costs is incurred in Euro and, to a significantly lesser extent, Pounds Sterling. EADS uses hedging strategies to manage and minimise the impact of exchange rate fluctuations on its profits. See "1.1.8 Hedging Activities — Foreign Exchange Rates" and "1. Financial Market Risks — Exposure to Foreign Currencies".

Cash flow hedges. The Group generally applies cash flow hedge accounting to foreign currency derivative contracts that hedge the foreign currency risk on future sales as well as to certain interest rate swaps that hedge the variability of cash flows attributable to recognised assets and liabilities. Changes in fair value of the hedging instruments related to the effective part of the hedge are reported in accumulated other comprehensive income (**"AOCI"**), a separate component of total equity, net of applicable income taxes and recognised in the consolidated income statement in conjunction with the result of the underlying hedged transaction, when realised. See "1.1.6 Changes in Consolidated Total Equity (including Minority Interests)". The ineffective portion is immediately recorded in "Profit (loss) for the period". Amounts accumulated in equity are recognised in profit or loss in the periods when the hedged transaction affects the income statement, such as when the forecast sale occurs or when the finance income or finance expense is recognised in the income statement.

If hedged transactions are cancelled, gains and losses on the hedging instrument that were previously recorded in equity are generally recognised in "Profit (loss) for the period". For products such as aircraft, EADS typically hedges the first forecasted highly probable future cash inflows for a given month based upon final payments at delivery. See "1.1.8 Hedging Activities — Foreign Exchange Rates".

Cash flow hedges associated with transactions that are cancelled are generally deemed terminated for accounting purposes. The sum of (i) changes in the fair value of these hedges since 1st January and (ii) a reversal of the portion of AOCI corresponding to these hedges prior to 1st January, are then generally recorded in revenues and deferred tax benefits (expenses) in the consolidated income statement.

Revenues in currencies other than the Euro that are not hedged through financial instruments are translated into Euro at the spot exchange rate at the date the underlying transaction occurs.

1.1.3.8 Foreign Currency Translation

EADS' Consolidated Financial Statements are presented in Euro. The assets and liabilities of foreign entities whose reporting currency is other than Euro are translated using period-end exchange rates, while the corresponding income statements are translated using average exchange rates during the period. All resulting translation differences are included as a component of AOCI.

Transactions in foreign currencies are translated into Euro at the exchange rate prevailing on transaction date. Monetary assets and liabilities denominated in foreign currencies at period-end are translated into Euro using the period-end exchange rate. Foreign exchange gains and losses arising from translation of monetary assets are recorded in the consolidated income statement, except when deferred in equity as qualifying hedging instruments in cash flow hedges.

Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Euro at the exchange rate in effect on the date of the transaction. Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences of non-monetary financial assets such as equity securities classified as available for sale are included in AOCI.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity that was acquired after 31st December 2004 are treated as assets and liabilities of the acquired company and are translated into Euro at the period-end exchange rate. Regarding transactions prior to that date, goodwill, assets and liabilities acquired are treated as those of the acquirer.

The accumulated amount of translation differences recorded in AOCI is released to profit or loss when the associated foreign entity is disposed of or liquidated or the associated asset or liability is disposed of, respectively.

Currency Translation Adjustment Related to Airbus

Following the signing of an Advance Pricing Agreement with tax authorities in April 2004, the Airbus GIE (a U.S. dollar-denominated entity) was merged into Airbus SAS (a Euro-denominated entity) with retrospective effect as of 1st January 2004. Consequently, as from such date, operations of the former Airbus GIE are treated as "foreign currency operations" and accounted for in accordance with EADS' consistently applied accounting principles.

Prior to the merger, Airbus GIE operations, with the exception of those hedged with financial instruments, were recorded at the exchange rate prevailing at the time of aircraft delivery, with outstanding operations being re-valued in the balance sheet at each period end using the closing exchange rate of such period. From 1st January 2004, all non-hedged U.S. dollar-denominated operations, including outstanding operations of the former Airbus GIE, are recorded on the basis of exchange rates prevailing at the date of receipt or payment of U.S. dollars.

In particular, customer advances (and the corresponding revenues recorded when sales recognition occurs) are now translated at the exchange rate prevailing on the date they are received. U.S. dollar-denominated costs are converted at the exchange rate prevailing on the date they are incurred. To the extent that U.S. dollar-denominated customer advances differ, in terms of timing of receipt or amount, from corresponding U.S. dollar-denominated costs, there is a foreign currency exchange impact on EBIT*. Additionally, the magnitude of any such difference, and the corresponding impact on EBIT*, is sensitive to variations in the number of deliveries.

1.1.3.9 Accounting for Sales Financing Transactions in the Financial Statements

In order to support product sales, primarily at Airbus and ATR, EADS may agree to participate in the financing of customers, on a case-by-case basis, directly or through guarantees provided to third parties. Certain sales contracts may include the provision of an asset value guarantee (**"AVGs"**), whereby EADS guarantees a portion of the market value of an aircraft during a limited period, starting at a specific date after its delivery (in most cases, 10 years post-delivery). See "1.1.7 Liquidity and Capital Resources — Sales Financing" and "Notes to Consolidated Financial Statements (IFRS) — Note 29: Commitments and contingencies". The accounting treatment of sales financing transactions varies based on the nature of the financing transaction and the resulting exposure.

On Balance Sheet. When, pursuant to a financing transaction, the risks and rewards of ownership of the financed aircraft reside with the customer, the transaction is characterised as either a loan or a finance lease. In such instances, revenues from the sale of the aircraft are recorded upon delivery, while financial interest is recorded over time as financial income. The outstanding balance of principal is recorded on the balance sheet in long-term financial assets, net of any accumulated impairments. See "Notes to Consolidated Financial Statements (IFRS) — Note 14: Investments in associates accounted for under the equity method, other investments and other long-term financial assets".

By contrast, when the risks and rewards of ownership remain with Airbus or ATR, the transaction is characterised as an operating lease. EADS' general policy is to avoid, whenever possible, operating leases for new aircraft to be delivered to customers. Therefore, new operating leases primarily arise in connection with the future re-marketing of aircraft. Rather than recording 100% of the revenues from the "sale" of the aircraft at the time of delivery, rental income from such operating leases is recorded in revenues over the term of the respective leases. The leased aircraft are recorded at production cost on the balance sheet as property, plant and equipment, and the corresponding depreciation and potential impairment charges are recorded in cost of sales. See "Notes to Consolidated Financial Statements (IFRS) — Note 13: Property, plant and equipment".

If the present value of an AVG exceeds 10% of the sales price of the aircraft, the sale of the underlying aircraft is accounted for as an operating lease in the Consolidated Financial Statements. In this case, upon aircraft delivery, the cash payment received from the customer is recognised on the Consolidated Balance Sheet as deferred income and amortised straight-line up to the amount, and up to the last exercise date, of the AVG. The production cost of the aircraft is recorded on the balance sheet as property, plant and equipment. Depreciation expenses are recorded in cost of sales in the consolidated income statement. See "Notes to Consolidated Financial Statements (IFRS) — Note 13: Property, plant and equipment" and "Note 26: Deferred income".

Off Balance Sheet — Contingent Commitments. Certain sales financing commitments, such as lease in/lease out structures and AVGs the present value of which is below the 10% threshold, are not recorded on the balance sheet.

As a result, transactions relating to such AVGs are accounted for as sales, with the related exposure deemed to be a contingent commitment. To reduce exposure under AVGs and to minimise the likelihood of their occurrence, Airbus and ATR extend them with prudent guaranteed asset values and restrictive exercise conditions, including limited exercise window periods.

* Earnings before interest and taxes, pre-goodwill impairment and exceptionals.

Under lease in/lease out structures, which Airbus and ATR applied in the past to allow customers with weaker credit to take advantage of certain jurisdictions' leasing-related tax benefits, the risks and rewards of ownership of the aircraft are typically borne by a third party, usually referred to as the head lessor. The head lessor leases the aircraft to Airbus or ATR, which in turn sub-leases it to the customer. To the extent possible, the terms of the head lease and sub-lease match payment streams and other financial conditions. Such commitments by Airbus or ATR are reported as off-balance sheet contingent liabilities. See "Notes to Consolidated Financial Statements (IFRS) — Note 29: Commitments and contingencies".

Provisions and Allowances. Under its provisioning policy for sales financing risk, EADS records provisions to fully cover its estimated financing and asset value net exposure. Provisions pertaining to sales financing exposure, whether on-balance sheet or off-balance sheet, are recorded as impairments of the related assets or in provisions. Provisions recorded as liabilities relate primarily to off-balance sheet commitments. See "Notes to Consolidated Financial Statements (IFRS) — Note 22(c): Other provisions". Provisions are recorded as impairments of the related assets when they can be directly related to the corresponding asset. See "Notes to Consolidated Financial Statements (IFRS) — Note 13: Property, plant and equipment" and "Note 14: Investments in associates accounted for under the equity method, other investments and other long-term financial assets". While Management views its estimates of valuations of collateral as conservative, changes in provisions reflecting revised estimates may have a material impact on net income in future periods.

1.1.3.10 Provisions for Loss-Making Contracts

EADS records provisions for loss-making contracts when it becomes probable that total contract costs will exceed total contract revenues. Due to the size, length of time and nature of many of EADS' contracts, the estimation of total revenues and costs at completion is complicated and subject to many variables and estimates, including penalties to be paid to customers related to contract performance. Loss-making contract provisions are therefore reviewed and reassessed regularly. However, future changes in the assumptions used by EADS or a change in the underlying circumstances—including the impact of foreign currency exchange rate fluctuations, as described above under "— Foreign Currency Translation"—may adversely or positively affect the amount of EADS' loss-making contract provisions and its future financial performance. In particular, its provisions for loss-making contracts do not take into account assumptions on the hedge rates that may apply under such contracts. Therefore, such provisions will vary depending on the evolution of currency exchange rates (in particular the U.S. dollar versus the euro) and other assumptions resulting from regular contract review, including cost reviews.

1.1.4 MEASUREMENT OF MANAGEMENT'S PERFORMANCE

1.1.4.1 Order Backlog

Year-end order backlog (valued at catalogue prices for commercial aircraft activities) consists of contracts signed up to that date. Only firm orders are included in calculating order backlog — for commercial aircraft, a firm order is defined as one for which EADS receives a non-refundable down payment on a definitive contract not containing a "walk-away" provision. Defence-related orders are included in the backlog upon signature of the related procurement contract (and the receipt, in most cases, of an advance payment). Commitments under defence "umbrella" or "framework" agreements by governmental customers are not included in backlog until they are officially notified to EADS.

For civil market contracts, amounts of order backlog reflected in the table below are derived from catalogue prices, escalated to the expected delivery date and, to the extent applicable, converted into Euro (at the corresponding hedge rate for the hedged portion of expected cash flows, and at the period-end spot rate for the non-hedged portion of expected cash flows). The amount of defence-related order backlog is equal to the contract values of the corresponding programmes.

CONSOLIDATED BACKLOG[1] FOR THE YEARS ENDED 31ST DECEMBER 2007, 2006 AND 2005

	Year ended 31st December 2007		Year ended 31st December 2006		Year ended 31st December 2005	
	Amount in € bn	In percentage[3]	Amount in € bn	In percentage[3]	Amount in € bn	In percentage[3]
Airbus[2]	283.8	81%	210.1	77%	202.0	77%
Military Transport Aircraft	19.9	6%	20.3	8%	21.0	8%
Eurocopter	13.5	4%	11.0	4%	10.0	4%
Defence & Security[4]	17.9	5%	17.6	6%	18.5	7%
Astrium	12.9	4%	12.3	5%	10.9	4%
Total divisional backlog	**348.0**	**100%**	**271.3**	**100%**	**262.4**	**100%**
Other Businesses	2.4		2.3		2.1	
Headquarters/Consolidation	(10.9)		(10.8)		(11.3)	
Total	**339.5**		**262.8**		**253.2**	

(1) Without options.
(2) Based on catalogue prices for commercial aircraft activities.
(3) Before "Other Businesses" and "Headquarters/Consolidation".
(4) MBDA proportionally consolidated at 37.5% in 2007, 50% in 2005 and 2006. 2005 and 2006 figures have not been restated. Change of consolidation effect on 2006 figures: €(1.7) billion.

The €76.7 billion increase in the 31st December 2007 order backlog, to €339.5 billion, reflects an order intake at EADS in 2007 (€136.8 billion) that was more than triple the revenues accounted for in the same year (€39.1 billion). However, this favourable book-to-bill ratio was partially offset by the effect of the weaker U.S. dollar spot rate used for conversion of the non-hedged portion of the backlog into Euro, which had a negative impact of €19.9 billion at year end.

Airbus' backlog increased by €73.7 billion from 2006, to €283.8 billion, reflecting a book-to-bill ratio of more than four with net order intake of 1,341 aircraft in 2007 (€117.3 billion). Total order backlog amounted to 3,421 aircraft at the end of 2007 (as compared to 2,533 aircraft at the end of 2006). However, the positive book-to-bill ratio was partially offset by negative net foreign currency adjustments to the backlog, reflecting the year-end valuation of the non-hedged portion of Airbus' order backlog.

The MTA Division's backlog decreased by €0.4 billion from 2006, to €19.9 billion, reflecting a book-to-bill ratio of less than one. Revenues recognised in the MTA Division (€1.1 billion) were partially offset by an order intake of €0.8 billion in 2007, driven by orders for eleven C-295 aircraft and seven CN-235 aircraft.

The Eurocopter Division's backlog posted a solid €2.5 billion increase from 2006, to €13.5 billion, reflecting a book-to-bill ratio of more than one with new orders of €6.6 billion. This strong order intake consisted of 802 total new orders in 2007 (as compared to 615 in 2006), bringing its order backlog to 1,388 helicopters at the end of 2007 (as compared to 1,074 helicopters at the end of 2006).

Despite the change of consolidation effect (€(1.7) billion) relating to MBDA, the DS Division's backlog increased by €0.3 billion from 2006, to €17.9 billion, reflecting a book-to-bill ratio of more than one with new orders of €7.5 billion. Order intake was driven by orders for military air systems and secured communication networks, in particular an order for 72 Eurofighter aircraft from Saudi Arabia.

Astrium's backlog increased by €0.6 billion from 2006, to €12.9 billion, reflecting a book-to-bill ratio of more than one with new orders of €4.5 billion, especially in telecommunication satellites (including 2 satellites for the Yahsat secure satellite communications system in the U.A.E.) and M51 missile systems.

The amounts recorded under "Headquarters/Consolidation" primarily reflect the elimination of Airbus' work share in the A400M programme. The MTA Division's order backlog includes 100% of the value of the A400M order to reflect the Division's prime-contractor responsibility over the programme. The effect of internal subcontracting (corresponding to the work share of other EADS divisions on the A400M programme) is therefore eliminated in EADS' consolidated order backlog.

The table below illustrates the proportion of commercial and defence backlog at the end of each of the past three years.

	Year ended 31st December 2007		Year ended 31st December 2006		Year ended 31st December 2005	
	Amount in € bn[1]	In percentage	Amount in € bn[1]	In percentage	Amount in € bn[1]	In percentage
Backlog:						
Commercial Sector	285	84%	210	80%	201	79%
Defence Sector[2]	55	16%	53	20%	52	21%
Total	**340**	**100%**	**263**	**100%**	**253**	**100%**

(1) Including "Other Businesses" and "Headquarters/Consolidation".
(2) MBDA proportionally consolidated at 37.5% in 2007, 50% in 2005 and 2006. 2005 and 2006 figures have not been restated.

1.1.4.2 Use of EBIT*

EADS uses EBIT* pre-goodwill impairment and exceptionals as a key indicator of its economic performance. The term "exceptionals" refers to such items as depreciation expenses of fair value adjustments relating to the EADS merger, the Airbus combination and the formation of MBDA, as well as impairment charges thereon. It also comprises disposal impacts related to goodwill and fair value adjustments resulting from these transactions.

Set forth below is a table reconciling EADS' profit (loss) before finance costs and income taxes (as reflected in EADS' IFRS consolidated income statement) with EADS' EBIT*.

(in €m)	Year ended 31st December 2007	Year ended 31st December 2006	Year ended 31st December 2005
Profit (loss) before finance costs and income taxes	(33)	278	2,712
Disposal of goodwill/Subsequent adjustments to goodwill	12	64[1]	-
Exceptional depreciation (fixed assets)	49	57	136
Exceptional disposal (fixed assets)	24	-	-
Exceptional depreciation (others)	-	-	4
EBIT*	52	399	2,852

(1) Relates to the finalisation of a tax audit for Dasa for the years 1994 until 1999. See "1.1.3 Critical Accounting Considerations, Policies and Estimates — Fair Value Adjustments".

1.1.4.3 EBIT* Performance by Division

Set forth below is a breakdown of EADS' consolidated EBIT* by division for the past three years.

(in €m)	Year ended 31st December 2007	Year ended 31st December 2006	Year ended 31st December 2005
Airbus	(881)	(572)	2,307
Military Transport Aircraft	(155)	75	48
Eurocopter	211	257	212
Defence & Security[1]	340	348	201
Astrium	174	130	58
Total Divisional EBIT*	**(311)**	**238**	**2,826**
Other Businesses	94	(288)	(171)
HQ/Consolidation[2]	269	449	197
Total	**52**	**399**	**2,852**

(1) MBDA proportionally consolidated at 37.5% in 2007, 50% in 2006 and 2005. 2005 and 2006 figures have not been restated. Change of consolidation effect on 2006 figures: €(30) million.
(2) HQ/Consolidation includes results from headquarters, which mainly consist of the "share of profit from associates accounted for under the equity method" from EADS' investment in Dassault Aviation. In 2006 and 2007, it also reflected the consolidation adjustments at group level in respect of the A400M programme (€286 million in 2006; €(169) million in 2007).

* Earnings before interest and taxes, pre-goodwill impairment and exceptionals.

2007 compared to 2006. EADS' consolidated EBIT* decreased by 87.0%, from €0.4 billion for 2006 to €0.1 billion for 2007, primarily reflecting the increased loss at Airbus as well as the loss at the MTA Division. This decrease was partially offset by an increase in EBIT* at Other Businesses and at Astrium.

Airbus' EBIT* decreased by 54.0%, from €(0.6) billion for 2006 to €(0.9) billion for 2007, primarily reflecting (i) a larger loss-making contract provision recorded in respect of the A400M programme, (ii) a restructuring expense recorded in respect of Power8 implementation, (iii) charges recorded in respect of the A350 XWB programme, and (iv) an approximate €(0.2) billion deterioration in the price of delivered aircraft. See "1.1.2 Overview — Significant Programme and Restructuring Developments in 2006 and 2007". Also contributing to the decrease was an approximate €(0.2) billion negative impact of exchange rate effects relating to (x) generally less favourable rates of hedges that matured in 2007 as compared to 2006 (based on Airbus' 2007 compounded conversion rate of €-U.S.$1.14, as compared to €-U.S.$1.10 in 2006) which had a negative effect of €(0.4) billion and (y) revaluation of loss-making contract provisions which had a negative effect of €(0.4) billion, partially offset by (z) gains on maturing A380 hedges and some positive impact of the revaluation of certain assets and liabilities and other currency translation adjustments. See "1.1.3 Critical Accounting Considerations, Policies and Estimates — Foreign Currency Translation". The decrease in EBIT* was partially offset by (i) an increase in the number of aircraft delivered (453 in 2007, as compared to 434 in 2006), (ii) lower charges recorded in respect of the A380 programme, and (iii) initial savings from Power8.

The MTA Division's EBIT* decreased from €75 million for 2006 to €(155) million for 2007, primarily reflecting (i) a margin reduction of €(92) million recorded in respect of the A400M programme as a result of the announced delay, combined with revenue recognition of only two milestones in 2007 as compared to five in 2006, and (ii) €(62) million of inventory write-down related to medium and light aircraft. See "1.1.2 Overview — Significant Programme and Restructuring Developments in 2006 and 2007".

The Eurocopter Division's EBIT* decreased by 17.9%, from €257 million for 2006 to €211 million for 2007, primarily reflecting a margin correction and provision in the NH90 programme for €(125) million. The decrease in EBIT* was partially offset by a record level of deliveries (488 in 2007, as compared to 381 in 2006) with a favourable mix effect.

The DS Division's EBIT* decreased by 2.3%, from €348 million for 2006 to €340 million for 2007, due primarily to (i) the change of consolidation effect relating to MBDA in 2007, and (ii) higher one-time effects in 2006 (mainly €121 million higher capital gains). The decrease in EBIT* was partially offset by (i) improved operating performance at Defence & Communication Systems, Defence Electronics and Military Air Systems, and (ii) restructuring costs that were lower than in 2006. At comparable perimeter, the DS Division's EBIT* increased by 6.9% in 2007 compared to 2006.

Astrium's EBIT* increased by 33.8%, from €130 million for 2006 to €174 million for 2007, primarily reflecting an increased contribution from services, in particular from Paradigm Secure Communications Ltd., as well as a volume increase and better process efficiency in space transportation. The increase in EBIT* was partially offset by a decline in the satellites business.

The EBIT* of Other Businesses increased from €(288) million for 2006 to €94 million for 2007. EBIT* in 2006 primarily reflected the burden of non-recurring asset impairment charges and restructuring provisions recorded at EADS Sogerma. In contrast, EBIT* was positive at EADS Sogerma in 2007, while also increasing at ATR, EFW and Socata.

Headquarters/Consolidation EBIT* decreased by 40.1%, from €449 million for 2006 to €269 million for 2007, primarily reflecting the €(169) million consolidation adjustment at group level in respect of the A400M programme in 2007, in contrast to the positive €286 million adjustment in 2006. See "1.1.2 Overview — Significant Programme and Restructuring Developments in 2006 and 2007". Partially offsetting the decrease in EBIT* was an increase in "share of profit from associates accounted for under the equity method" from EADS' investment in Dassault Aviation, including a positive €17 million IFRS catch-up in 2007 (as compared to the absence of an IFRS catch-up in 2006), as well as a higher €69 million in gains from real estate disposals and the sale of Embraer shares totalling €46 million.

2006 compared to 2005. EADS' consolidated EBIT* decreased to €0.4 billion in 2006 from €2.9 billion in 2005, primarily reflecting the loss at Airbus and the impairment and restructuring charges recorded at EADS Sogerma. This decrease was slightly offset by an increase in EBIT* at EADS' four other operating divisions.

Airbus' EBIT* decreased to €(0.6) billion in 2006 from €2.3 billion in 2005, primarily reflecting (i) cost overruns, provisions and impairment charges recorded in connection with the A380 programme, (ii) a loss at completion provision recorded in respect of the A400M programme, and (iii) a provision recorded for the buy-out of delivery commitments under firm orders for the former A350 aircraft. See "1.1.2 Overview — Significant Programme and Restructuring Developments in 2006 and 2007". Also contributing to the decrease was (i) an approximate €(720) million negative impact of exchange rate effects relating to (x) generally less favourable rates of hedges that matured in 2006 as compared to 2005 (based on Airbus' 2006 compounded conversion rate of €-U.S.$1.10, as compared to €-U.S.$1.04 in 2005) which had a negative effect of

* Earnings before interest and taxes, pre-goodwill impairment and exceptionals.

€(820) million, partially offset by (y) a €100 million positive impact of the revaluation of certain assets and liabilities and other currency translation adjustments, as well as (ii) a €376 million increase in research and development expenses in 2006. The decrease in EBIT* was partially offset by an increase in the number of aircraft delivered (434 in 2006, as compared to 378 in 2005), as well as operational efficiency gains resulting mainly from the "Route 06" cost savings programme totalling approximately €500 million.

The MTA Division's EBIT* increased to €75 million for 2006 from €48 million for 2005, primarily reflecting the margin impact on revenue recognition for the completion of five milestones under the A400M programme in 2006 (including the positive €17 million EBIT* impact from the shift of revenue recognition for one milestone to the first quarter of 2006), compared to only one milestone in 2005.

The Eurocopter Division's EBIT* increased to €257 million for 2006 from €212 million for 2005, primarily reflecting (i) a record level of deliveries (381 in 2006, as compared to 334 in 2005) with a favourable mix effect, (ii) progress made on military programmes and (iii) increased customer support activities. This volume impact was partially offset by (i) a negative effect from the U.S. dollar, (ii) higher selling and administrative expenses following activity ramp-up and (iii) increased production contract costs related to the NH90.

The DS Division's EBIT* increased to €348 million for 2006 from €201 million for 2005, due primarily to (i) improved operating performance, (ii) capital gains in 2006 totalling €127 million (mainly on the sale of LFK GmbH to MBDA), and (iii) €58 million in lower costs in 2006 relating to unmanned aerial vehicles (**"UAV"**) projects, which in 2005 had a €100 million negative impact on EBIT*. The EBIT* increase was partially offset by restructuring costs that were €73 million higher than in 2005 and by perimeter effects.

Astrium's EBIT* increased to €130 million for 2006 from €58 million for 2005, primarily reflecting (i) a volume increase relating to progress made on Ariane 5 production, ballistic missile deliveries and Paradigm services and (ii) the positive impact of operational efficiencies derived from prior years' restructuring efforts.

The EBIT* of Other Businesses decreased by €117 million compared to 2005, to €(288) million. The decrease was primarily due to asset impairment charges and restructuring provisions recorded at EADS Sogerma prior to the sale of its remaining 60% share in Sogerma Services as well as the shares of the subsidiaries Barfield and Sogerma Tunisia to the TAT Group in January 2007. EADS Sogerma recorded EBIT* of €(351) million in 2006 (compared to €(237) million in 2005), with an underlying operation loss of €(96) million in addition to these impairment charges and restructuring provisions. The loss at EADS Sogerma was partially offset by positive EBIT* at ATR, EFW and Socata.

Headquarters/Consolidation EBIT* increased to €449 million for 2006 from €197 million for 2005, primarily reflecting the consolidation reversal of the provision related to the A400M programme recorded at Airbus. See "1.1.2 Overview — Significant Programme and Restructuring Developments in 2006 and 2007". Partially offsetting this increase was a decrease in "share of profit from associates accounted for under the equity method" from EADS' investment in Dassault Aviation, reflecting the absence of a catch-up in 2006 of Dassault Aviation's 2005 income (as compared to a €64 million catch-up in 2005 for 2004 results).

Foreign Currency Impact on EBIT*. More than 60% of EADS' consolidated revenues in 2007 were denominated in currencies other than the Euro. Given the long-term nature of its business cycles (evidenced by its multi-year backlog), EADS hedges a significant portion of its net foreign exchange exposure to mitigate the impact of exchange rate fluctuations on its EBIT*. See "1.1.8 Hedging Activities — Foreign Exchange Rates" and "1. Financial Market Risks — Exposure to Foreign Currencies". In addition to the impact that hedging activities have on EADS' EBIT*, the latter is also affected by the impact of revaluation of certain assets and liabilities at the closing rate, such as loss-making contract provisions, and currency translation adjustments related to former Airbus GIE, as described above.

During 2007, cash flow hedges covering approximately U.S.$16.3 billion of EADS' U.S. dollar-denominated revenues matured. In 2007, the compounded exchange rate at which hedged U.S. dollar-denominated revenues were accounted for was €-U.S.$1.16, as compared to €-U.S.$1.12 in 2006. This difference resulted in an approximate €(450) million decrease in EBIT* from 2006 to 2007, of which approximately €(400) million was at Airbus. This decrease, together with the revaluation of loss-making contract provisions which had a negative effect of €(400) million, was partially offset by the €667 million positive impact of gains on matured A380 hedges and some higher positive impact of the revaluation of certain assets and liabilities and currency translation adjustments related to former Airbus GIE.

During 2006, cash flow hedges covering approximately U.S.$14.7 billion of EADS' U.S. dollar-denominated revenues matured. In 2006, the compounded exchange rate at which hedged U.S. dollar-denominated revenues were accounted for was €-U.S.$1.12, as compared to €-U.S.$1.06 in 2005. This difference resulted in an approximate €(900) million decrease in EBIT* from 2005 to 2006, of which approximately €(820) million was at Airbus. This decrease was partially offset by the €100 million positive impact of the revaluation of certain assets and liabilities and currency translation adjustments related to former Airbus GIE.

* Earnings before interest and taxes, pre-goodwill impairment and exceptionals.

The tables below set forth the notional amount of foreign exchange hedges in place as of 31st December 2007, and the average U.S. dollar rates applicable to corresponding EBIT*.

	2008	2009	2010	2011	2012	2013	Total
Total Hedges (in U.S.$ bn)	**15.6**	**15.2**	**11.9**	**5.8**	**2.1**	**0.7**	**51.3**
Of which €-U.S.$	14.0	13.5	10.6	4.8	1.7	0.7	45.3
Of which £-U.S.$	1.6	1.7	1.3	1.0	0.4	-	6.0
Forward Rates (in U.S.$)							
€-U.S.$	1.16	1.25	1.33	1.38	1.44	1.46	
£-U.S.$	1.57	1.66	1.77	1.87	1.94	-	

Restructuring. Total restructuring expenses of €(677) million were recorded in 2007, compared to €(168) million in 2006. For 2007, this included expenses primarily related to (i) Airbus (€(624) million), relating to Power8 implementation, and (ii) the DS Division (€(53) million). The related, yet to be implemented, restructuring burden is accounted for at year-end both as a provision and as other liabilities.

1.1.5 EADS RESULTS OF OPERATIONS

The following table sets forth a summary of the IFRS consolidated income statements of EADS for the past three years.

IFRS CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 31ST DECEMBER 2007, 2006 AND 2005

(in €m, except for earnings (losses) per share)	Year ended 31st December 2007	Year ended 31st December 2006	Year ended 31st December 2005
Revenues	39,123	39,434	34,206
Cost of sales	(34,802)	(34,722)	(27,530)
Gross margin	**4,321**	**4,712**	**6,676**
Selling and administrative expenses	(2,178)	(2,274)	(2,183)
Research and development expenses	(2,608)	(2,458)	(2,075)
Other income	233	297	222
Other expenses	(97)	(188)	(153)
Share of profit from associates accounted for under the equity method and other income from investments	296	189	225
Profit (loss) before finance costs and income taxes	**(33)**	**278**	**2,712**
Interest result	(199)	(121)	(155)
Other financial result	(538)	(123)	(22)
Income taxes	333	81	(825)
Profit (loss) for the period	**(437)**	**115**	**1,710**
Attributable to:			
Equity holders of the parent (Net Income (loss))	(446)	99	1,676
Minority interests	9	16	34
Earnings (losses) per share (basic) (in €)	**(0.56)**	**0.12**	**2.11**
Earnings (losses) per share (diluted) (in €)	**(0.55)**	**0.12**	**2.09**

Set forth below are year-to-year comparisons of results of operations, based upon EADS' Consolidated Statements of Income.

Consolidated Revenues

Consolidated revenues decreased slightly by 0.8% in 2007 to €39.1 billion, as compared to €39.4 billion for 2006. A decrease in revenues at the MTA Division and DS Division (primarily reflecting the change of proportionate consolidation effect relating to MBDA) was nearly offset by an increase at other divisions in 2007.

* Earnings before interest and taxes, pre-goodwill impairment and exceptionals.

Set forth below is a breakdown of EADS' consolidated revenues by division for the past three years.

(in €m)	Year ended 31st December 2007	Year ended 31st December 2006	Year ended 31st December 2005
Airbus	25,216	25,190	22,179
Military Transport Aircraft	1,140	2,200	763
Eurocopter	4,172	3,803	3,211
Defence & Security[1]	5,465	5,864	5,636
Astrium	3,550	3,212	2,698
Total Divisional Revenues	**39,543**	**40,269**	**34,487**
Other Businesses	1,269	1,257	1,155
HQ/Consolidation[2]	(1,689)	(2,092)	(1,436)
Total	**39,123**	**39,434**	**34,206**

(1) MBDA proportionally consolidated at 37.5% in 2007, 50% in 2005 and 2006. 2005 and 2006 figures have not been restated. On a comparable basis, revenues in 2006 would have been €(418) million lower.
(2) HQ/Consolidation includes, in particular, adjustments and eliminations for intercompany transactions.

Airbus

Set forth below is a breakdown of Airbus' deliveries by aircraft type for the past three years.

Number of aircraft	Year ended 31st December 2007	Year ended 31st December 2006	Year ended 31st December 2005
Single Aisle	367	339	289
Widebody	6	9	9
Long-Range	79	86[1]	80
Large Aircraft	1	-	-
Total	**453**	**434**	**378**

(1) Includes internal delivery of green a/c (MRTT for Australia) from Airbus to MTA Division.

2007 compared to 2006. Airbus' consolidated revenues remained stable, amounting to €25.2 billion for 2006 and 2007. Aircraft deliveries recognised in revenues increased (453 in 2007 as compared to 434 in 2006), driven by deliveries of single-aisle A318/A319/A320/A321 aircraft. Airbus delivered 28 more aircraft of this type in 2007 (367 aircraft) than in the previous year. Deliveries of long-range aircraft decreased slightly from 86 in 2006 to 79 in 2007.

Offsetting this positive volume increase was a decrease in revenue recognition on the A400M programme, as well as an approximate €(1.1) billion negative impact resulting primarily from the continued decline of the hedge rates used to convert payments upon deliveries for the portion of such payments which was hedged. For a discussion of the impact of exchange rate variations on EADS' results of operations, see "1.1.3 Critical Accounting Considerations, Policies and Estimates — Accounting for Hedged Foreign Exchange Transactions in the Financial Statements", "1.1.3 Critical Accounting Considerations, Policies and Estimates — Foreign Currency Translation", "1.1.8 Hedging Activities — Foreign Exchange Rates" and "1. Financial Market Risks — Exposure to Foreign Currencies".

2006 compared to 2005. Airbus' consolidated revenues increased by 13.6%, from €22.2 billion for 2005 to €25.2 billion for 2006, reflecting primarily the increase in aircraft deliveries recognized in revenues (434 in 2006 as compared to 378 in 2005). As in 2005, most of the deliveries in 2006 were for single-aisle A319/A320/A321 aircraft. Airbus delivered 50 more aircraft of this type in 2006 (339 aircraft) than in the previous year. Deliveries of long-range aircraft increased from 80 in 2005 to 86 in 2006.

Offsetting these positive factors was an approximate €(720) million negative impact resulting primarily from the continued decline of the hedge rates used to convert payments upon deliveries for the portion of such payments which was hedged, which amounted to negative €(820) million, and was itself partially offset by the €100 million positive impact of the revaluation of certain assets and liabilities and other currency translation adjustments.

Military Transport Aircraft

Set forth below is a breakdown of the MTA Division's new aircraft deliveries by aircraft type for the past three years.

Number of aircraft	Year ended 31st December 2007	Year ended 31st December 2006	Year ended 31st December 2005
CN-235	7	1	1
C-212	-	-	2
C-295	7	7	10
P-3	1	-	-
Total	**15**	**8**	**13**

For 2007, consolidated revenues of the MTA Division decreased by 48.2%, from €2.2 billion for 2006 to €1.1 billion for 2007. The large decrease is primarily due to the completion of fewer milestones on the A400M programme (two in 2007 as compared to five in 2006 (including the shift of revenue recognition for one milestone to the first quarter of 2006)).

For 2006, consolidated revenues of the MTA Division increased by 188%, from €0.8 billion for 2005 to €2.2 billion for 2006. The strong increase is primarily related to revenue recognition for the completion of five milestones under the A400M programme in 2006 (including the €0.5 billion impact of the shift of revenue recognition for one milestone to the first quarter of 2006), compared to only one in 2006. Revenues also increased due to the ramp-up of the Multi Role Tanker Transport (MRTT) programme.

Eurocopter

Set forth below is a breakdown of the Eurocopter Division's deliveries by product type for the past three years.

Number of aircraft	Year ended 31st December 2007	Year ended 31st December 2006	Year ended 31st December 2005
Tiger	10	9	12
Light	275	217	183
Medium	172	134	121
Heavy	31	21	18
of which NH90	*8*	*3*	*0*
Total	**488**	**381**	**334**

For 2007, consolidated revenues of the Eurocopter Division increased by 9.7%, from €3.8 billion for 2006 to €4.2 billion for 2007, primarily reflecting an overall increase in helicopter deliveries from 381 in 2006 to 488 in 2007, in particular in the civil segment, as well as growth in customer services.

For 2006, consolidated revenues of the Eurocopter Division increased by 18.4%, from €3.2 billion for 2005 to €3.8 billion for 2006, primarily reflecting ramp-up of military programmes, growth in customer services and an overall increase in helicopter deliveries from 334 in 2005 to 381 in 2006.

Defence & Security

For 2007, consolidated revenues of the DS Division decreased by 6.8%, from €5.9 billion for 2006 to €5.5 billion for 2007, primarily reflecting the change of proportionate consolidation effect (€(0.4) million) relating to MBDA and a decrease in stand-off missile activity. Partially offsetting this decrease was the ramp-up in Eurofighter production and growth in security revenues. At comparable perimeter, the DS Division's revenues increased slightly by 0.3% in 2007 compared to 2006.

For 2006, consolidated revenues of the DS Division increased by 4.0%, from €5.6 billion for 2005 to €5.9 billion for 2006, primarily reflecting the ramp-up in Eurofighter production and growth in the digital professional mobile radio (PMR) business, acquired from Nokia in 2005. Partially offsetting this increase was the partial lack of contribution to 2006 consolidated revenues from LFK GmbH, following its sale to MBDA in early 2006.

Astrium

Set forth below is a breakdown of Astrium's deliveries of commercial telecommunications satellites for the past three years.

	Year ended 31st December 2007	Year ended 31st December 2006	Year ended 31st December 2005
Commercial Telecommunications Satellites	2	4	4

For 2007, consolidated revenues of Astrium increased by 10.5%, from €3.2 billion for 2006 to €3.6 billion for 2007. The increase was primarily due to an increase in revenues from Paradigm services, Ariane 5 production and ballistic missile deliveries.

For 2006, consolidated revenues of Astrium increased by 19.1%, from €2.7 billion for 2005 to €3.2 billion for 2006. The increase was primarily due to the continued ramp-up of Ariane 5 production, increased M51 ballistic missile activity, an increase in revenues from the Paradigm business at Astrium Services and the first revenues recorded in connection with the Satcom BW military communication system.

Consolidated Cost of Sales

For 2007, consolidated cost of sales was roughly stable, increasing from €34.7 billion for 2006 to €34.8 billion for 2007. The slight increase was primarily due to the higher number of aircraft deliveries and to charges relating to the A400M programme, A350 XWB programme and Power8 implementation (as described above), which were partially offset by decreased charges in respect of the A380 programme in 2007. Consolidated cost of sales also includes the amortisation of capitalised development costs pursuant to IAS 38, which amounted to €(46) million in 2007. Mainly as a result of the above stated items and a negative dollar effect at Airbus in respect of revenues, the gross margin decreased from 11.9% in 2006 to 11.0% in 2007.

For 2006, consolidated cost of sales increased by 26.1%, from €27.5 billion for 2005 to €34.7 billion for 2006. In addition to the higher sales activity that occurred in 2006, the increase was primarily due to cost overruns relating to the A380 programme and transition costs related to the A350 programme, as described above. Asset impairment charges and restructuring provisions recorded at EADS Sogerma also had a negative effect. Mainly as a result of the above stated items and negative dollar effect at Airbus in respect of revenues, the gross margin decreased from 19.5% in 2005 to 11.9% in 2006.

Consolidated Selling and Administrative Expenses

For 2007, consolidated selling and administrative expenses decreased by 4.2%, from €2.3 billion for 2006 to €2.2 billion for 2007, primarily reflecting lower expenses at the DS Division (perimeter effect relating to MBDA, business unit savings, etc.) and at EADS Sogerma (following the sale of its support and maintenance activities at the beginning of 2007). This decrease was partially offset by higher expenses at the Eurocopter Division and Astrium, primarily reflecting an overall increase in selling activities, and by restructuring expenses relating to Power8 implementation at Airbus.

For 2006, consolidated selling and administrative expenses increased slightly, from €2.2 billion for 2005 to €2.3 billion for 2006, primarily reflecting higher expenses at the DS Division (perimeter effect, higher restructuring expenses and Eurofighter marketing campaign costs), Eurocopter Division (higher marketing expenses) and Airbus (tanker campaign costs at EADS North America and expanding Airbus subsidiaries in Japan and the Middle East).

Consolidated Research and Development Expenses

For 2007, consolidated research and development ("**R&D**") expenses increased by 6.1%, from €2.5 billion for 2006 to €2.6 billion for 2007. Most of the increase was attributable to higher expenses at Airbus, due to development on the A350 XWB and A330-200F. The DS Division recorded slightly lower R&D expenses in 2007, whereas the MTA Division, Eurocopter and Astrium recorded slightly higher expenses than in 2006. These changes also reflect the fact that in 2007 only €93 million of R&D qualified for capitalisation as an intangible asset under IAS 38, which was considerably less than the €411 million of R&D capitalised in 2006. See "1.1.3 Critical Accounting Considerations, Policies and Estimates — Research and Development Expenses".

For 2006, consolidated R&D expenses increased by 18.5%, from €2.1 billion for 2005 to €2.5 billion for 2006. Most of the increase was attributable to higher expenses at Airbus, due to development on the former A350, and later in the year on the new A350 XWB. A380-related R&D expenses continued to decrease from their peak of €1,082 million in 2003 to €771 million in 2006 (as compared to €813 million in 2005), excluding continuing development costs. The MTA and DS Divisions recorded slightly lower R&D expenses in 2006, whereas Eurocopter and Astrium recorded slightly higher expenses than in

2005. These changes also reflect the capitalisation of €411 million of R&D in 2006 as an intangible asset under IAS 38, of which €335 million related to Airbus for the A380.

Consolidated Other Income and Other Expenses

Consolidated other income and other expenses represent gains and losses on disposals of investments in fixed assets, income from rental properties and certain provisions.

For 2007, the net of other income and other expenses was positive €136 million as compared to positive €109 million for 2006. The increase was mainly attributable to the recording of lower overall expenses in 2007, as well as to gains on the sale of land and buildings in France and Germany.

For 2006, the net of other income and other expenses was positive €109 million as compared to positive €69 million for 2005. The increase was mainly attributable to capital gains of €127 million recorded in the DS Division primarily relating to the sale of LFK GmbH and TDW GmbH to MBDA during 2006.

Consolidated Share of Profit from Associates Accounted for under the Equity Method and Other Income from Investments

Consolidated share of profit from associates accounted for under the equity method and other income from investments principally includes results from companies accounted for under the equity method and the results attributable to non-consolidated investments.

For 2007, EADS recorded €296 million in consolidated share of profit from associates accounted for under the equity method and other income from investments as compared to €189 million for 2006. The €107 million increase primarily reflects the results of EADS' equity investment in Dassault Aviation, including a €17 million positive IFRS catch-up in 2007 (as compared to the absence of an IFRS catch-up in 2006), as well as a capital gain of €46 million from EADS' sale of its 2.13% interest in Embraer. See "Notes to Consolidated Financial Statements (IFRS) — Note 9: Share of profit from associates accounted for under the equity method and other income from investments".

For 2006, EADS recorded €189 million in consolidated share of profit from associates accounted for under the equity method and other income from investments as compared to €225 million for 2005. The €36 million decrease primarily relates to the results of EADS' equity investment in Dassault Aviation, including the non-recurrence of a positive catch-up in income of €64 million recorded in 2005 relating to Dassault Aviation's income of 2004.

Consolidated Interest Result

Consolidated interest result reflects the net of interest income and expenses arising from financial assets and liabilities, including interest expense on refundable advances provided by European governments to finance research and development activities.

For 2007, EADS reported a consolidated net interest expense of €(199) million, as compared to €(121) million of consolidated net interest expense for 2006. The deterioration is due primarily to a lower average net cash balance held during 2007 following the acquisition of BAE Systems' 20% share in Airbus in October 2006, as well as the incurrence of higher interest expenses on European government refundable advances.

For 2006, EADS reported a consolidated net interest expense of €(121) million, as compared to €(155) million of consolidated net interest expense for 2005. The improvement is primarily due to more favourable interest rates.

Consolidated Other Financial Result

For 2007, consolidated other financial result deteriorated to €(538) million from €(123) million for 2006. This negative €(415) million change primarily results from (i) the €(202) million negative effect in 2007 from the unwinding of discounts on provisions recorded at Airbus, compared to a €(22) million negative effect in 2006, and (ii) a €(274) million negative effect in 2007 from valuation changes of U.S. dollar-denominated cash balances on the Euro-denominated balance sheets of Group companies, compared to a €(136) million negative effect in 2006, and (iii) a negative €(5) million effect from the mark-to-market valuation of "embedded derivatives", compared to a positive €46 million effect in 2006. Such "embedded derivatives" are financial instruments that, for accounting purposes, are deemed to be embedded in U.S. dollar-denominated purchase orders of equipment, where the U.S. dollar is not conclusively the currency in which the price of the related equipment is routinely denominated in international commerce and is not the functional currency of any of the parties to the transaction. See "Notes to the Consolidated Financial Statements (IFRS) — Note 10: Total finance costs".

For 2006, consolidated other financial result deteriorated to €(123) million from €(22) million for 2005. This negative €(101) million change primarily results from the €(136) million negative effect in 2006 from valuation changes of U.S. dollar-denominated cash balances on the Euro-denominated balance sheets of Group companies, which had generated a positive €147 million in other financial result in 2005. This negative factor was partially offset by a positive €46 million effect from the mark-to-market valuation of embedded derivatives.

Consolidated Income Taxes

For 2007, income taxes yielded a positive €333 million, compared to a positive €81 million in 2006. The increase was due to a taxable loss of €(770) million recorded in 2007, compared to taxable income of €34 million recorded in the previous year. See "Notes to the Consolidated Financial Statements (IFRS) — Note 11: Income taxes".

For 2006, income taxes yielded a positive €81 million, compared to an expense of €(825) million in 2005. The change was due primarily to a significant reduction in tax expense during 2006, reflecting the Group's reduced profit before income taxes, as well as a tax-free gain on the sale of LFK GmbH and TDW GmbH to MBDA in 2006. This decrease was partially offset by higher valuation allowances on deferred tax assets at Airbus.

Consolidated Minority Interests

For 2007, consolidated minority interests were €9 million, as compared to €16 million for 2006, reflecting primarily the interest of Daimler Luft — und Raumfahrt Holding AG ("**DLRH**") in the results of Dornier GmbH. The decrease in minority interests for 2007 primarily relates to the change in the proportional consolidation of MBDA from 50% to 37.5% as of 1st January 2007, as a result of which Finmeccanica's 12.5% stake in MBDA is no longer reflected as a minority interest in EADS' accounts. See "1.1.3.1 Scope of and Changes in Consolidation Perimeter".

For 2006, consolidated minority interests were €16 million, as compared to €34 million for 2005, reflecting primarily the interests of Finmeccanica (€25 million) and DLRH (€15 million) in the results of MBDA and Dornier GmbH, respectively. The decrease in total minority interests for 2006 relates to a consolidation impact from the sale of LFK GmbH and TDW GmbH to MBDA, which amounted to €(27) million in 2006.

Consolidated Net Income (Loss) (Profit (loss) for the Period Attributable to Equity Holders of the Parent)

As a result of the factors discussed above, EADS recorded a consolidated net loss of €(446) million for 2007 as compared to consolidated net income of €99 million for 2006 and €1,676 million for 2005.

Earnings per Share (EPS)

Basic earnings per share decreased by €(0.68) per share, from €0.12 per share in 2006 to a loss of €(0.56) per share in 2007. The number of outstanding shares at 31st December 2007 was 804,209,475. The denominator used to calculate EPS was 803,128,221 shares, reflecting the weighted average number of shares outstanding during the year. In 2005, EADS reported basic earnings per share of €2.11.

Diluted earnings per share decreased by €(0.67) per share, from €0.12 per share in 2006 to a loss of €(0.55) per share in 2007. The denominator used to calculate diluted EPS was 805,548,401, reflecting the weighted average number of shares outstanding during the year, adjusted to assume the conversion of all potential ordinary shares. In 2005, EADS reported diluted earnings per share of €2.09.

See "Notes to Consolidated Financial Statements (IFRS) — Note 20: Total equity" and "Note 35: Earnings per share".

1.1.6 CHANGES IN CONSOLIDATED TOTAL EQUITY (INCLUDING MINORITY INTERESTS)

The following table sets forth a summary of the changes in consolidated total equity for the period 1st January 2007 through 31st December 2007.

(in €m)	
Balance at 31st December 2006	**13,152**
Change in actuarial gains and losses	435
Accumulated other comprehensive income	121
Thereof currency translation adjustments	*(196)*
Profit (loss) for the period	(437)
Cash distribution to EADS N.V. shareholders/dividends paid to minorities	(98)
Capital increase	48
Purchase of treasury shares	-
Share-based payments (IFRS 2)	48
Change in minority interests[1]	(94)
Balance at 31st December 2007	**13,175**

(1) Related to the change in the proportion of consolidation of MBDA.

The increase in consolidated total equity in 2007 primarily reflects the effects of (i) changes in actuarial gains and losses, which in turn primarily reflect actuarial gains with respect to the participation in BAE Systems pension plans in the U.K., and (ii) changes in accumulated other comprehensive income ("**AOCI**"). These were partially offset by net loss for the period and the cash distribution to shareholders and dividends paid to minorities during 2007, as well as the change in minority interests. Set forth below is a discussion of AOCI and its impact on consolidated total equity. For a discussion of the other line items affecting consolidated total equity, see "Notes to Consolidated Financial Statement (IFRS) — Note 20: Total equity".

In 2007, AOCI increased by €121 million. The change in AOCI was due to the positive variation (after accounting for deferred taxes) of the year-end mark-to-market valuation of that portion of EADS' hedge portfolio qualifying for cash flow hedge accounting under IAS 39.

IAS 39 Related Impact on AOCI

At 31st December 2007, the notional amount of the outstanding portfolio of hedges qualifying for IAS 39 hedge accounting treatment ("**cash flow hedges**") amounted to approximately U.S.$51.3 billion hedged against the Euro and the Pound Sterling. The year-end mark-to-market valuation of EADS' portfolio of cash flow hedges resulted in a positive AOCI valuation change of €0.4 billion from 31st December 2006, based on a closing rate of €-U.S.$1.47, as compared to a positive AOCI valuation change of €1.2 billion at 31st December 2006 from 31st December 2005, based on a closing rate of €-U.S.$1.32.

Positive pre-tax mark-to-market values of cash flow hedges are included in other assets, while negative pre-tax mark-to-market values of cash flow hedges are included in liabilities for financial instruments. Year-to-year changes in the mark-to-market value of cash flow hedges are recognised as adjustments to AOCI. These adjustments to AOCI are net of corresponding changes to deferred tax assets (for cash flow hedges with negative mark-to-market valuations) and deferred tax liabilities (for cash flow hedges with positive mark-to-market valuations). Set out below is a graphic presentation of cash flow hedge related movements in AOCI over the past three years (in €m).

RELATED MOVEMENTS IN AOCI


OCI Net Asset
3,032
4,895
5,135
Net Deferred Taxes
-1,070
-1,705
-1,582
Net Equity OCI
1,962
3,190
3,553
31st December 2005: U.S.$1.18
31st December 2006: U.S.$1.32
31st December 2007: U.S.$1.47

As a result of the positive change in the fair market valuation of the cash flow hedge portfolio in 2007, AOCI-related net assets increased to €5.1 billion for 2007 from €5.0 billion for 2006. The corresponding €0.1 billion tax effect increased the AOCI-related deferred tax liability to €1.6 billion at 31st December 2007.

Currency Translation Adjustment Impact on AOCI

The negative €(196) million currency translation adjustment (CTA) related impact on AOCI in 2007 reflects the consequences (negative €(168) million) of the merger of Airbus *Groupement d'intérêt économique* ("**Airbus GIE**") (a U.S. dollar-denominated entity) into Airbus SAS (a Euro-denominated entity) as well as the negative effects of the weakening U.S. dollar. Before the merger, Airbus GIE operations were recorded at the current exchange rate of the period except for those hedged with financial instruments. As from 1st January 2004, former Airbus GIE operations are recorded on the basis of historical exchange rates. As a result, no additional CTA is generated by former Airbus GIE operations. The portion of outstanding CTA as at 31st December 2003, booked in respect of non-monetary balance sheet items relating to transactions realised as from 1st January 2004 (i.e., mainly aircraft deliveries), is gradually released to the consolidated income statement, in line with such deliveries. See "1.1.3 Critical Accounting Considerations, Policies and Estimates — Foreign Currency Translation".

1.1.7 LIQUIDITY AND CAPITAL RESOURCES

The Group's objective is to maintain sufficient cash and cash equivalents at all times to meet its present and future cash requirements and maintain a favourable credit rating. It attempts to achieve this policy objective by:

- Implementing measures designed to generate cash;
- Developing and maintaining access to the capital markets; and
- Containing its exposure to customer financing.

EADS benefits from a strong positive cash position, with €11.8 billion of consolidated gross cash (including securities of €4.3 billion) at 31st December 2007. This cash position is further supported by a €3.0 billion syndicated back-up facility. Overall, financial liabilities (short and long-term) amounted to €4.8 billion at 31st December 2007.

EADS defines its consolidated net cash position as the difference between (i) cash, cash equivalents and securities and (ii) financial liabilities (as recorded in the Consolidated Balance Sheet). The net cash position at 31st December 2007 was €7.0 billion. The factors affecting EADS' cash position, and consequently its liquidity risk, are discussed below.

1.1.7.1 Cash Flows

EADS generally finances its manufacturing activities and product development programmes, and in particular the development of new commercial aircraft, through a combination of flows generated by operating activities, customers' advance payments, risk-sharing partnerships with sub-contractors and European government refundable advances. In addition, EADS' military activities benefit from government-financed research and development contracts. If necessary, EADS may raise funds in the capital markets.

The following table sets forth the variation of EADS' consolidated net cash position over the periods indicated.

(in €m)	Year ended 31st December 2007	Year ended 31st December 2006	Year ended 31st December 2005
Consolidated net cash position at 1st January	**4,229**	**5,489**	**3,961**
Gross cash flows from operations(1)	3,862	3,541	3,868
Changes in other operating assets and liabilities (working capital)	1,175	(143)	1,239
Thereof Paradigm refinancing	*1,158*	*98*	-
Cash used for investing activities(2)	(1,550)	(1,369)	(2,694)
Thereof industrial capital expenditures	*(2,028)*	*(2,708)*	*(2,818)*
Thereof customer financing	*61*	*1,160*	*174*
Thereof others	*417*	*179*	*(50)*
Capital increase	46	94	187
Contribution to plan assets of pension schemes	(303)	-	-
Treasury share buy-back	-	(35)	(288)
Cash distribution to shareholders/dividends paid to minorities	(98)	(536)	(396)
Payments related to liability for puttable instruments	-	(2,879)(3)	(93)
Other changes in financial position	(337)	67	(295)
Consolidated net cash position at 31st December	**7,024**	**4,229**	**5,489**
Free Cash Flows	**3,487**	**2,029**	**2,413**
Thereof Free Cash Flows before customer financing	*3,426*	*869*	*2,239*

(1) Represents cash flow from operations, excluding variations in working capital.

(2) Does not reflect (i) investments in, or disposals of, available-for-sale securities (disposal of €1,008 million for 2005; disposal of €3,357 million for 2006; addition of €(2,641) million for 2007), which are classified as cash and not as investments solely for the purposes of this net cash presentation; (ii) changes in cash from changes in consolidation (€12 million for 2005; €0 million for 2006; €(249) million for 2007); (iii) contribution to plan assets of pension schemes (€(303) million for 2007); or (iv) increase in customer financing when it is non-recourse to EADS (€(121) million for 2005).

(3) Payments include the acquisition price of €2,750 million for the 20% stake in Airbus as well as a dividend payment from Airbus to BAE Systems amounting to €129 million.

The consolidated net cash position at 31st December 2007 was €7.0 billion, a 66.1% increase from 31st December 2006. The increase primarily reflects a solid €3.9 billion gross cash flow from operations, as well as changes in working capital resulting in a positive impact of €1.2 billion. This increase was partially offset by investing activities that consumed €(1.6) billion, as well as a (€(303) million contribution to plan assets of pension schemes in Germany.

Gross Cash Flows from Operations

Gross cash flow from operations was less impacted than EBIT* in 2007 by one time effects, and amounted to €3,862 million in 2007, compared to €3,541 million in 2006 and €3,868 million in 2005.

Changes in Other Operating Assets and Liabilities (Working Capital)

Working capital is comprised of inventory, trade receivables, other assets and prepaid expenses netted against trade liabilities, other liabilities (including customer advances) and deferred income.

Changes in working capital resulted in a positive impact on the net cash position for 2007 (€1.2 billion) and a negative impact on the net cash position for 2006 (€(0.1) billion). In 2007, the main net contributor to the positive working capital variation was pre-delivery payments from customers (€4.8 billion), €1.2 billion of which resulted from the securitisation of future receivables (guaranteed customer payments) following achievement of an important milestone on the Paradigm programme in 2007. Approximately half of the remaining €3.6 billion in pre-delivery payments resulted from customer payments at Airbus. The positive variation of advance payments received was partially offset by the change in gross inventory in 2007 (€(3.0) billion), reflecting inventory growth across all divisions, in particular at Airbus which accounted for approximately half of the total.

In 2006, the main net contributor to the negative working capital variation was the change in gross inventory (€(1.9) billion), primarily reflecting the ramp-up of Airbus production of the A380, partially offset by the inflow of overall pre-delivery payments from customers (€1.6 billion).

European Government Refundable Advances. As of 31st December 2007, total European government refundable advances received, recorded on the balance sheet in the line items "non-current other liabilities" and "current other liabilities", amounted to €5.3 billion, including accrued interest.

For 2007, new receipts of European government refundable advances totalled €0.2 billion and reimbursements totalled €0.4 billion. Related accrued interest for 2007 of €0.3 billion was recorded on the balance sheet in the line items "non-current other liabilities" and "current other liabilities".

Set out below is a breakdown of total amounts of European government refundable advances outstanding, by product/project.

(in €bn)	2007	2006	2005
Long Range & Wide Body	1.3	1.5	1.8
A380	3.5	3.3	2.8
Eurocopter	0.2	0.2	0.2
Others	0.3	0.4	0.5
Total	**5.3**	**5.4**	**5.3**

Cash Used for Investing Activities

Management categorises cash used for investing activities into three components: (i) industrial capital expenditures, (ii) customer financing and (iii) others.

Industrial Capital Expenditures. Industrial capital expenditures (investments in property, plant and equipment and intangible assets) amounted to €2.0 billion for 2007, as compared to €2.7 billion for 2006 and €2.8 billion for 2005. A380-related capital expenditure totalled €0.2 billion for 2007, as compared to €0.7 billion for 2006 and €0.8 billion for 2005 (including capitalised research and development costs).

The remaining portion of capital expenditures in 2007 related to other programmes at Airbus of €0.7 billion (relating primarily to the A400M programme) and additional programmes in the other divisions of €1.1 billion, including the build-up of Skynet 5 satellites at Paradigm and ongoing businesses. Excluding Airbus and Paradigm-related expenditures, EADS' other divisions incur approximately €0.7 billion annually in capital expenditures related to ongoing businesses. Investments in aircraft leases are included in customer financing, and not in industrial capital expenditures, even though the underlying assets are eventually recorded in property, plant and equipment.

* Earnings before interest and taxes, pre-goodwill impairment and exceptionals.

For the period 2008 to 2009, it is expected that the majority of EADS' capital expenditures will occur in connection with Airbus activities — in particular, for the A350 XWB programme in respect of which firm commitments are currently being negotiated with risk sharing partners within the context of planned Airbus site divestments.

Customer Financing. EADS aims to structure financing so as to facilitate the future sell-down or reduction of its exposure. With gross exposure at its lowest level in two decades, consolidated cash flows generated by customer financing amounted to €61 million for 2007, as compared to an exceptionally high level of €1,160 million for 2006. The cash inflows in 2006 and 2007 primarily result from the payments received on sell-downs and repayments of outstanding finance leases and loans over the course of the year more than offsetting additions to customer sales financing. See "— Sales Financing".

Others. For 2007, the positive €417 million figure primarily reflects the sale of buildings and participations in small entities as well as the sale of Embraer shares. For 2006, the positive €179 million figure primarily reflects the sale of LFK GmbH to MBDA and other asset sales.

Free Cash Flows

As a result of the factors discussed above, positive free cash flows amounted to €3.5 billion for 2007, as compared to €2.0 billion for 2006 and €2.4 billion for 2005. Positive free cash flow before customer financing was €3.4 billion for 2007, as compared to €0.9 billion for 2006 and €2.2 billion for 2005.

Contribution to Plan Assets of Pension Schemes

In 2007, the cash outflow of €(0.3) billion relates to the implementation of a Contractual Trust Arrangement (CTA) for allocating and generating pension plan assets in accordance with IAS 19. The CTA was initially funded by a €0.5 billion contribution in cash and securities (thereof €0.3 billion in cash, €0.2 billion in securities not classified as cash-equivalent) by certain EADS companies in Germany. See "Notes to Consolidated Financial Statements (IFRS) — Note 22b: Provisions for retirement plans". EADS may make additional contributions to plan assets over time in order to reduce the provision for retirement plans on its balance sheet.

Other Changes in Financial Position

In 2007, the cash outflow of €(337) million primarily reflects the change in the proportional consolidation of MBDA from 50% in 2006 to 37.5% in 2007. The cash inflow of €67 million in 2006 generally mirrors the currency effects on financial liabilities.

1.1.7.2 Consolidated Cash and Cash Equivalents and Securities

The cash and cash equivalents and securities portfolio of the Group is invested mainly in non-speculative financial instruments, mostly highly liquid, such as certificates of deposit, overnight deposits, commercial paper, other money market instruments and bonds. See "1.1.8 Hedging Activities — Interest Rates" and "Notes to Consolidated Financial Statements (IFRS) — Note 30a: Information about Financial Instruments — Financial risk management".

EADS has a fully automated cross-border cash pooling system (covering France, Germany, Spain, the Netherlands, the U.K. and the U.S.). The cash pooling system enhances Management's ability to assess reliably and instantaneously the cash position of each subsidiary within the Group and enables Management to allocate cash optimally within the Group depending upon shifting short-term needs.

Total cash and cash equivalents (including available-for-sale securities) in 2007 includes €0.6 billion from the 37.5% consolidation of MBDA, compared to €0.6 billion in 2006 from the 50% consolidation of MBDA.

1.1.7.3 Consolidated Financing Liabilities

The following table sets forth the composition of EADS' consolidated financing liabilities, including both short-and long-term debt, as of 31st December 2007:

	31st December 2007			
(in €m)	**Not Exceeding 1 year**	**Over 1 year up to 5 years**	**More Than 5 years**	**Total**
Bonds/Commercial paper	579	1,039	430	2,048
Liabilities to financial institutions	108	301	651	1,060
Loans	183	166	382	731
Liabilities to affiliated companies	163	-	-	163
Finance Leases	69	52	69	190[1]
Others	622	-	-	622
Total	**1,724**	**1,558**	**1,532**	**4,814**[2]

(1) This figure reflects the €677 million effect of the netting of defeased bank deposits against sales financing liabilities.
(2) Financing liabilities include non-recourse Airbus debt for €859 million.

The outstanding balance of financing liabilities decreased from €5.8 billion at 31st December 2006 to €4.8 billion at 31st December 2007. Financing liabilities include liabilities connected with sales financing transactions, which totalled €1,356 million at 31st December 2007. See "— Sales Financing". Of this total, €396 million bore interest at a fixed rate of 9.88% while the remainder bore interest primarily at variable rates.

EMTN Programme. EADS currently has a €3 billion Euro Medium Term Note ("**EMTN**") Programme in place. In 2003, it conducted an initial €1.0 billion issue of notes maturing in 2010 and bearing interest at 4.625% (effective interest rate: 4.686%), which was later swapped into a variable rate of 3-month EURIBOR plus 1.02%. Later in 2003, it issued an additional €0.5 billion of notes maturing in 2018 and bearing interest at 5.5% (effective interest rate: 5.6%), which was swapped during 2005 into a variable rate of 3-month EURIBOR plus 1.81%.

European Investment Bank Loan. In 2004, the European Investment Bank granted a long-term loan to EADS in the amount of U.S.$421 million at an interest rate of 5.1% (effective interest rate: 5.1%).

Commercial Paper Programme. EADS regularly issues commercial paper on a rolling basis, under a so-called "billet de trésorerie" programme. This commercial paper bears interest at fixed or floating rates with individual maturities ranging from 1 day to 12 months. As of 31st December 2007, the average interest rate on these borrowings was 4.54%. The issued volume at 31st December 2007 amounted to €501 million. The programme has been in place since 2003 and has a maximum authorised volume limit of €2 billion.

1.1.7.4 Sales Financing

EADS favours cash sales, and encourages independent financing by customers, in order to avoid retaining credit or asset risk in relation to delivered products.

However, in order to support product sales, primarily at Airbus and ATR, EADS may agree to participate in the financing of customers, on a case-by-case basis, directly or through guarantees provided to third parties. Dedicated and experienced teams at headquarters and at Airbus and ATR, respectively structure such financing transactions and closely monitor total EADS finance and asset value exposure and its evolution in terms of quality, volume and cash requirements intensity. EADS aims to structure all financing it provides to customers in line with market-standard contractual terms so as to facilitate any subsequent sale or reduction of such exposure.

In determining the amount and terms of a financing transaction, Airbus and ATR take into account the airline's credit rating as well as risk factors specific to the intended operating environment of the aircraft and its expected future value. Market yields and current banking practices also serve to benchmark the financing terms offered to customers.

Approximately 28% of the €4.8 billion of total consolidated financing liabilities as at 31st December 2007 are derived from the funding of EADS' sales financing assets, which are of a long-term nature and have predictable payment schedules. The decrease from 30% of total financial liabilities in 2006 primarily reflects the effects of the weakening U.S. dollar on these U.S. dollar-denominated liabilities.

The following table presents a breakdown of consolidated financing liabilities related to sales financing:

(in €m)	Principal Amount Outstanding 2007	Principal Amount Outstanding 2006	Principal Amount Outstanding 2005
Finance Leases[1]	35	72	118
Liabilities to financial institutions	742	905	1,074
Loans	579	725	882
Total sales financing liabilities	**1,356**	**1,702**	**2,074**

(1) These figures reflect the effect of the netting of defeased bank deposits against sales financing liabilities (€677 million in 2007; €927 million in 2006; €1,102 million in 2005).

The amounts of total sales financing liabilities at 31st December 2007, 2006 and 2005 reflect the offsetting of sales financing liabilities by €0.7 billion (for 2007), €0.9 billion (for 2006) and €1.1 billion (for 2005) of defeased bank deposits securing such liabilities. Of the remaining €1.4 billion total sales financing liabilities at 31st December 2007, €0.9 billion is in the form of non-recourse debt, where EADS' repayment obligations are limited to its receipts from transaction counterparties. A significant portion of financial assets representing non-cancellable customer commitments have terms closely matching those of the related financial liabilities. See "Notes to Consolidated Financial Statements (IFRS) — Note 23: Financing liabilities". See also "— 1.1.3 Critical Accounting Considerations, Policies and Estimates — Accounting for Sales Financing Transactions in the Financial Statements".

Sales financing transactions are generally collateralised by the underlying aircraft. Additionally, Airbus and ATR benefit from protective covenants and from security packages tailored according to the perceived risk and the legal environment of each transaction.

EADS classifies the exposure arising from its sales financing activities into two categories: (i) Financing Exposure, where the customer's credit — its ability to perform its obligations under a financing agreement — constitutes the risk; and (ii) Asset Value Exposure, where the risk relates to decreases in the future value of the financed aircraft. See also "1. Financial Market Risks — Exposure to Sales Financing Risk".

Customer Financing Exposure. Airbus Customer Financing Exposure as of 31st December 2007 is spread over 74 aircraft, operated at any time by approximately 21 airlines. In addition, other aircraft related assets, such as spare parts, may also serve as collateral security. 77% of Airbus Financing Gross Exposure is distributed over 4 airlines in 4 countries, not taking backstop commitments into account.

ATR Customer Financing Gross Exposure as of 31st December 2007 is distributed over 188 aircraft. EADS proportionally consolidates only 50% of ATR and shares the risk with its partner, Alenia.

Gross Customer Financing Exposure: Customer Financing Gross Exposure is computed as the sum of (i) the net book value of aircraft under operating leases; (ii) the outstanding principal amount of finance leases or loans; and (iii) the net present value of the maximum commitment amounts under financial guarantees.

Gross Financing Exposure from operating leases, finance leases and loans differs from the value of related assets on EADS' balance sheet and related off-balance sheet contingent commitments for the following reasons: (i) assets are recorded in compliance with IFRS, but may relate to transactions where there is limited recourse to Airbus or ATR; (ii) the value of the assets is impaired or depreciated on the Consolidated Balance Sheet; (iii) off-balance sheet gross exposure is calculated as the net present value of future payments, whereas the financial statements present the total future payments in nominal terms; and (iv) exposure related to AVGs recorded as operating leases in the financial statements is categorised under Asset Value Exposure, not Financing Exposure.

Airbus has reduced Gross Financing Exposure by 70% from its 1998 peak of U.S.$6.1 billion, to U.S.$1.5 billion (€1.0 billion) as of 31st December 2007, while the Airbus fleet in operation has increased from 1,838 aircraft to 4,794 aircraft over roughly the same period. Management believes that the current level of Gross Financing Exposure enhances Airbus' ability to assist its customers in the context of a tight aircraft financing market. The chart below illustrates the evolution of Airbus' Gross Financing Exposure during 2007 (in U.S.$ millions).

EVOLUTION OF AIRBUS GROSS EXPOSURE DURING 2007


December 2006
1,842
Additions
788
Disposals
-1,069
Amortisation
-104
December 2007
1,457

ATR as a whole has reduced gross exposure by approximately 60% from a peak of U.S.$1.8 billion in 1997 to U.S.$0.7 billion (€0.5 billion) as of 31st December 2007.

In response to the continued demand by its customers for financing, EADS expects to undertake additional outlays in connection with customer financing of commercial aircraft, mostly through finance leases and loans. Nevertheless, it intends to keep the amount as low as possible, and expects the net increase of sales financing gross exposure to be relatively low in 2008.

Net Exposure. Net exposure is the difference between gross exposure and the estimated value of the collateral security. Collateral value is assessed using a dynamic model based on the net present value of expected future rentals from the aircraft in the leasing market and potential cost of default. This valuation model yields results that are typically lower than residual value estimates by independent sources in order to allow for what Management believes is its conservative assessment of market conditions, as well as for repossession and transformation costs. See "1.1.3 Critical Accounting Considerations, Policies and Estimates — Accounting for Sales Financing Transactions in the Financial Statements".

The table below shows the transition from gross to net financing exposure (which does not include AVGs) as at 31st December 2007, 2006 and 2005. It includes 100% of Airbus' customer financing exposure and 50% of ATR's exposure, reflecting EADS' stake in ATR.

		Airbus 100%	Airbus 100%	Airbus 100%	ATR 50%	ATR 50%	ATR 50%	Total EADS	Total EADS	Total EADS
(in €m)	Note*	12/31/2007	12/31/2006	12/31/2005	12/31/2007	12/31/2006	12/31/2005	12/31/2007	12/31/2006	12/31/2005
Operating Lease	13	506	1,080	1,308	94	136	185	600	1,216	1,493
Finance leases and loans	14	1,017	957	1,616	19	29	25	1,036	986	1,641
Others		0	0	1,019	81	87	96	81	87	1,115
On Balance sheet customer financing		1,523	2,037	3,943	194	252	306	1,717	2,289	4,249
Off Balance sheet customer financing	29	526	834	846	42	43	42	568	877	888
Non-recourse transactions on balance sheet		(931)	(1,121)	(1,327)	0	0	0	(931)	(1,121)	(1,327)
Off balance sheet adjustments		(128)	(351)	(244)	0	0	0	(128)	(351)	(244)
Gross customer financing exposure	**29**	**990**	**1,399**	**3,218**	**236**	**295**	**348**	**1,226**	**1,694**	**3,566**
Collateral Values	29	(411)	(521)	(1,819)	(211)	(270)	(314)	(622)	(791)	(2,133)
Net exposure		**579**	**878**	**1,399**	**25**	**25**	**34**	**604**	**903**	**1,433**
Asset impairments and provisions on:										
Operating Lease	29	(102)	(272)	(319)	0	0	0	(102)	(272)	(319)
Finance Lease & loans	29	(191)	(199)	(396)	0	0	0	(191)	(199)	(396)
Assets held for sale	29	0	0	(196)	0	0	0	0	0	(196)
Off balance sheet commitments	29	(286)	(407)	(488)	0	0	0	(286)	(407)	(488)
On balance sheet commitments	29	0	0	0	(25)	(25)	(34)	(25)	(25)	(34)
Asset impairments and provisions		**(579)**	**(878)**	**(1,399)**	**(25)**	**(25)**	**(34)**	**(604)**	**(903)**	**(1,433)**
Residual exposure		-	-	-	-	-	-	-	-	-

(*) The indicated numbers refer to the number of the Notes to Consolidated Financial Statements (IFRS).

The gross value of consolidated operating leases shown in the table above (€600 million in 2007, €1,216 million in 2006 and €1,493 million in 2005) is accounted for in "Property, Plant and Equipment" at net book value of operating leases before impairment. Corresponding accumulated asset impairments (€102 million in 2007, €272 million in 2006 and €319 million in 2005) are charged against this net book value. See "Notes to Consolidated Financial Statements (IFRS) — Note 13: Property, Plant and Equipment" and "Note 29: Commitments and contingencies".

Also shown in the table above is the gross value for consolidated finance leases and loans (€1,036 million in 2007, €986 million in 2006 and €1,641 million in 2005). Consolidated finance leases (€690 million in 2007, €739 million in 2006 and €924 million in 2005) are accounted for as long-term financial assets, recorded at their book value before impairment. Loans (€346 million in 2007, €247 million in 2006 and €717 million in 2005) are also accounted for as long-term financial assets, recorded at their outstanding gross amount. Corresponding overall accumulated impairments (€191 million in 2007, €199 million in 2006 and €396 million in 2005) are charged against the book values. See "Notes to Consolidated Financial Statements (IFRS) — Note 14: Investments in associates accounted for under the equity method, other investments and long-term financial assets".

Off-balance sheet customer financing exposure at Airbus and ATR (accounted for at 50% by EADS) was €568 million in 2007, €877 million in 2006 and €888 million in 2005. These amounts reflect the total nominal value of future payments under lease in/lease out structures. The corresponding net present value of future payments (discounted and net of mitigating factors) is included in total Gross Financing Exposure for an amount of €440 million in 2007, €526 million in 2006 and €644 million in 2005. A provision of €286 million has been accrued for in EADS' balance sheet as of 31st December 2007 to cover the full amount of the corresponding net exposure. See "Notes to Consolidated Financial Statements (IFRS) — Note 29: Commitments and contingencies".

Asset Value Exposure. A significant portion of EADS' asset value exposure arises from outstanding AVGs, primarily at Airbus. Management considers the financial risks associated with such guarantees to be manageable. Three factors contribute to this assessment: (i) the guarantee only covers a tranche of the estimated future value of the aircraft, and its level is considered prudent in comparison to the estimated future value of each aircraft; (ii) the AVG-related exposure is diversified over a large number of aircraft and customers; and (iii) the exercise periods of outstanding AVGs are distributed through 2019, resulting in low levels of exposure maturing in any year. Because exercise dates for AVGs are on average in the 10th year following aircraft delivery, AVGs issued in 2007 will generally not be exercisable prior to 2017, and, therefore, an increase in near-term exposure is not expected.

Gross Exposure. Gross Asset Value Exposure is defined as the sum of the maximum guaranteed tranche amounts (as opposed to the sum of the maximum guaranteed asset value amounts) under outstanding AVGs. At 31st December 2007, Airbus Gross Asset Value Exposure (discounted present value of future guaranteed tranches) was U.S.$2.9 billion (€2.0 billion). The off-balance sheet portion of Airbus Gross Asset Value, representing AVGs with net present values of less than 10% of the sales price of the corresponding aircraft, was €880 million, excluding €513 million where the risk is considered to be remote. In many cases, the risk is limited to a specific portion of the residual value of the aircraft. The remaining Airbus Gross Asset Value Exposure is recorded on-balance sheet.

Net Exposure. The present value of the risk inherent to the given asset value guarantees, where a settlement is considered to be probable, is fully provided for and included in the total amount of provisions for asset value risks of €501 million. This provision covers a potential expected shortfall between the estimated value of the aircraft of the date upon which the guarantee can be exercised and the value guaranteed on a transaction basis taking counter guarantees into account. See "Notes to Consolidated Financial Statements (IFRS) — Note 22(c): Other provisions".

Backstop Commitments. While backstop commitments to provide financing related to orders on Airbus' and ATR's backlog are also given, such commitments are not considered to be part of gross exposure until the financing is in place, which occurs when the aircraft is delivered. This is due to the fact that (i) past experience suggests it is unlikely that all such proposed financings actually will be implemented (although it is possible that customers not benefiting from such commitments may nevertheless request financing assistance ahead of aircraft delivery), (ii) until the aircraft is delivered, Airbus or ATR retain the asset and do not incur an unusual risk in relation thereto (other than the corresponding work-in-progress), and (iii) third parties may participate in the financing.

Orders and Backstop Commitments. Over the last three years (2005, 2006 and 2007), the average number of newly ordered aircraft in respect of which a backstop commitment has been provided amounted to 6% of the average orders recorded over the same period, i.e. 70 supported aircraft per year out of 1,131 orders per year on average. These financing commitments may or may not materialise at the contractual delivery date of the aircraft. In addition, the level of financing support together with the terms and conditions offered to customers will vary.

Deliveries and Financing Support Implemented at Delivery. Over the last three years (2005, 2006 and 2007), the average number of aircraft delivered in respect of which financing support has been provided by Airbus amounted to 2% of the average number of deliveries over the same period, i.e. 9 aircraft financed per year out of 422 deliveries per year on average. This financing support may take the form of senior or junior loans or guarantees. Such support may have originated from EADS' contractual backstop commitments provided at signing of the purchase agreement (see above) or may be the result of a request for financing assistance made by the customer ahead of aircraft delivery.

See "Notes to Consolidated Financial Statements (IFRS) — Note 29: Commitments and contingencies" for further discussion of EADS' sales financing policies and accounting procedures.

1.1.8 HEDGING ACTIVITIES

1.1.8.1 Foreign Exchange Rates

More than half of EADS' revenues are denominated in U.S. dollars (approximately U.S.$29 billion at Airbus in 2007), with approximately half of such currency exposure "naturally hedged" by U.S. dollar-denominated costs. The remainder of costs is incurred primarily in Euro, and to a lesser extent, in Pounds Sterling. Consequently, to the extent that EADS does not use financial instruments to hedge its net current and future exchange rate exposure from the time of a customer order to the time of delivery, its profits will be affected by market changes in the exchange rate of the U.S. dollar against these currencies. As EADS intends to generate profits only from its operations and not through speculation on foreign currency exchange rate movements, EADS uses hedging strategies solely to manage and minimise the impact on its EBIT* from the volatility of the U.S. dollar. See "1.1.4 Measurement of Management's Performance — EBIT* Performance by Division — Hedging Impact on EBIT*". See also "1. Financial Market Risks — Exposure to Foreign Currencies".

As EADS uses financial instruments to hedge its net foreign currency exposure, the portion of its U.S. dollar-denominated revenues not hedged by financial instruments (approximately 30% of total consolidated revenues) is exposed to changes in exchange rates. Of this non-hedged portion of revenues, a certain percentage (relating to customer pre-delivery payments) is converted into Euro at the spot rate effective at the time the payment was received by EADS. The remainder of non-hedged U.S. dollar-denominated revenues (corresponding to payments upon delivery) are subject to changes in the spot rate at the time of delivery. See "1.1.3 Critical Accounting Considerations, Policies and Estimates — Foreign Currency Translation".

Exposure on aircraft sales. For products such as aircraft, EADS typically hedges forecasted sales in U.S. dollars. The hedged items are defined as the first forecasted highly probable future cash inflows for a given month based upon final payments at delivery. The amount of the expected flows to be hedged can cover up to 100% of the equivalent of the net U.S. dollar exposure at inception. For EADS, a forecasted transaction is regarded as highly probable if the future delivery is included in the firm order book or is very likely to materialise in view of contractual evidence (e.g., a letter of intent). The coverage ratio is adjusted to take into account macroeconomic movements affecting the spot and interest rates as well as the robustness of the commercial cycle.

Exposure on non-aircraft business. For the non-aircraft business, EADS typically hedges inflows and outflows of foreign currencies from sales and purchase contracts following the same logic, typically in lower volumes.

Exposure on treasury operations. In connection with its treasury operations, EADS enters into foreign exchange swaps (notional amount of €2.1 billion at year-end 2007) to adjust for short-term fluctuations of non-Euro cash balances at the BU level. Year-to-year changes in the fair market value of these swaps are recorded in the consolidated income statement in the line item "other financial result". These changes may have a material impact on EADS' net income.

Embedded derivatives. EADS also has foreign currency derivative instruments which are embedded in certain purchase and lease contracts denominated in a currency other than the functional currency of the significant parties to the contract, principally U.S. dollar and Pounds Sterling. Gains or losses relating to such embedded foreign currency derivatives are reported in the line item "other financial result". These changes may have a material impact on EADS' net income. In addition, EADS hedges currency risk arising from financial transactions in other currencies than Euro, such as funding transactions or securities.

Hedge Portfolio. EADS manages a long-term hedge portfolio with a maturity of several years covering its net exposure to U.S. dollar sales, mainly from the activities of Airbus (and to a lesser extent, of the Eurocopter Division, ATR, the DS Division and the MTA Division). The net exposure is defined as the total currency exposure (U.S. dollar-denominated revenues), net of the part that is "naturally hedged" by U.S. dollar-denominated costs. The hedge portfolio covers the vast majority of the Group's hedging transactions.

For financial reporting purposes, EADS mostly designates a portion of the total firm future cash flows as the hedged position to cover its expected net foreign currency exposure. Therefore, as long as the actual gross foreign currency cash inflows (per month) exceed the portion designated as being hedged, a postponement or cancellation of sales transactions and corresponding cash inflows have no impact on the hedging relationship. As hedging instruments, EADS primarily uses foreign currency forwards as well as synthetic forwards.

The contract or notional amounts of EADS' foreign exchange derivative financial instruments shown below do not necessarily represent amounts exchanged by the parties and, thus, are not necessarily a measure for the exposure of the Group through its use of derivatives.

* Earnings before interest and taxes, pre-goodwill impairment and exceptionals.

The notional amounts of such foreign exchange derivative financial instruments are as follows, specified by year of expected maturity:

Year ended 31st December 2007	Remaining period			
(in €m)	Not exceeding 1 year	1 year up to 5 years	More than 5 years	Total
Foreign Exchange Contracts:				
Net forward sales (purchase) contracts	10,209	20,931	447	31,587
Structured USD forward:				
Purchased USD call options	162	2,686	-	2,848
Purchased USD put options	162	2,686	-	2,848
Written USD call options	162	2,686	-	2,848
FX swap contracts	1,838	48	189	2,075

1.1.8.2 Interest Rates

EADS uses an asset and liability management approach with the objective of limiting its interest rate risk. EADS attempts to match the risk profile of its assets with a corresponding liability structure. The remaining net interest rate exposure is managed through several types of instruments in order to minimise risks and financial impacts. Therefore, EADS may use interest rate derivatives for hedging purposes.

Hedging instruments that are specifically related to debt instruments (such as the notes issued under the EMTN programme) have at most the same nominal amounts, as well as the same maturity dates, as the corresponding hedged item.

Regarding the management of its cash balance, EADS invests mainly in short-term instruments and/or floating rate instruments in order to further minimise any interest risk in its cash and securities portfolio.

The contract or notional amounts of EADS' interest rate derivative financial instruments shown below do not necessarily represent amounts exchanged by the parties and, thus, are not necessarily a measure for the exposure of the Group through its use of derivatives.

The notional amounts of such interest rate derivative financial instruments are as follows, specified by expected maturity.

Year ended 31st December 2007	Remaining period			
(in €m)	Not exceeding 1 year	1 year up to 5 years	More than 5 years	Total
Interest rate contracts	225	2,403	3,044	5,672

For further information relating to market risk and the ways in which EADS attempts to manage this risk, see "Notes to Consolidated Financial Statements (IFRS) — Note 30a: Information about Financial Instruments — Financial risk management".

1.2 Financial Statements

The English versions of the following documents shall be deemed to be incorporated in and form part of this Registration Document:

- The Consolidated Financial Statements (IFRS) and the Company financial statements of EADS for the year ended 31st December 2005 as included in "Part 1/1.2 Financial Statements" of the Registration Document filed in English with, and approved by, the AFM on 26th April 2006 and filed in English with the Chamber of Commerce of Amsterdam; and
- The Consolidated Financial Statements (IFRS) and the Company financial statements of EADS for the year ended 31st December 2006 as included in "Part 1/1.2 Financial Statements" of the Registration Document filed in English with, and approved by, the AFM on 25th April 2007 and filed in English with the Chamber of Commerce of Amsterdam.

Copies of the above-mentioned Registration Documents are available free of charge upon request in English, French, Spanish and German at the registered office of the Company and on www.eads.com. Copies of the financial statements referred to above are also available in English on www.eads.com and for inspection at the Chamber of Commerce of Amsterdam.

EADS confirms that the reports of the auditors set forth in sections 1.2.1 and 1.2.2 below (as well as those incorporated by reference herein) have been accurately reproduced and that as far as EADS is aware and is able to ascertain from the information provided by the auditors, no facts have been omitted which would render such reports inaccurate or misleading.

1.2.1 EADS N.V. CONSOLIDATED FINANCIAL STATEMENTS (IFRS)

EADS N.V. Consolidated Income Statements (IFRS) for the years ended 31st December 2007, 2006 and 2005

(in €m)	Note	2007	2006	2005
Revenues	5,6	**39,123**	**39,434**	**34,206**
Cost of sales	7	(34,802)	(34,722)	(27,530)
Gross margin		**4,321**	**4,712**	**6,676**
Selling expenses		(864)	(914)	(832)
Administrative expenses		(1,314)	(1,360)	(1,351)
Research and development expenses		(2,608)	(2,458)	(2,075)
Other income	8	233	297	222
Other expenses		(97)	(188)	(153)
Share of profit from associates accounted for under the equity method	9	210	152	210
Other income from investments	9	86	37	15
Profit (loss) before finance costs and income taxes	5	**(33)**	**278**	**2,712**
Interest income		502	454	423
Interest expenses		(701)	(575)	(578)
Other financial result		(538)	(123)	(22)
Total finance costs	10	(737)	(244)	(177)
Income taxes	11	333	81	(825)
Profit (loss) for the period		**(437)**	**115**	**1,710**
Attributable to:				
Equity holders of the parent **(Net income (loss))**		(446)	99	1,676
Minority interests		9	16	34
Earnings per share		**€**	**€**	**€**
Basic	35	(0.56)	0.12	2.11
Diluted	35	(0.55)	0.12	2.09

The accompanying notes are an integral part of these Consolidated Financial Statements (IFRS).

EADS N.V. Consolidated Balance Sheets (IFRS) at 31st December 2007 and 2006

(in €m) Assets	Note	2007	2006
Non-current assets			
Intangible assets	12	10,832	10,855
Property, plant and equipment	13	13,393	14,178
Investment property	33	96	137
Investments in associates accounted for under the equity method	14	2,238	2,095
Other investments and other long-term financial assets	14	1,553	1,666
Non-current other assets	17	3,543	4,231
Deferred tax assets	11	2,705	2,624
Non-current securities	18	2,691	1,294
		37,051	**37,080**
Current assets			
Inventories	15	18,906	16,892
Trade receivables	16	4,639	4,852
Current portion of other long-term financial assets	14	166	103
Current other assets	17	5,172	4,014
Current tax assets		375	428
Current securities	18	1,598	549
Cash and cash equivalents	27	7,549	8,143
		38,405	**34,981**
Non-current assets/disposal groups classified as held for sale	19	**0**	**76**
Total assets		**75,456**	**72,137**

Equity and liabilities			
Equity attributable to equity holders of the parent			
Capital stock		814	816
Reserves		7,406	7,593
Accumulated other comprehensive income		5,076	4,955
Treasury shares		(206)	(349)
		13,090	13,015
Minority interests		85	137
Total equity	20	**13,175**	**13,152**
Non-current liabilities			
Non-current provisions	22	8,055	8,911[1]
Long-term financing liabilities	23	3,090	3,561
Non-current other liabilities	24	14,127	11,722[1]
Deferred tax liabilities	11	2,188	2,465
Non-current deferred income	26	753	1,110
		28,213	**27,769**
Current liabilities			
Current provisions	22	4,378	3,552[2]
Short-term financing liabilities	23	1,724	2,196
Trade liabilities	25	7,398	7,461
Current other liabilities	24	19,683	17,239[2]
Current tax liabilities		179	218
Current deferred income	26	706	486
		34,068	**31,152**
Liabilities directly associated with non-current assets classified as held for sale	19	**0**	**64**
Total liabilities		**62,281**	**58,985**
Total equity and liabilities		**75,456**	**72,137**

(1) Regarding the retrospective change in presentation of "Non-current provisions" (€(152) million) and "Non-current other liabilities" (+€152 million) for financial instruments please refer to "Changes in Accounting Policies" in Note 2 "Summary of significant accounting policies".

(2) Regarding the retrospective change in presentation of "Current provisions" (€(79) million) and "Current other liabilities" (+€79 million) for financial instruments please refer to "Changes in Accounting Policies" in Note 2 "Summary of significant accounting policies".

The accompanying notes are an integral part of these Consolidated Financial Statements (IFRS).

EADS N.V. Consolidated Statements of Cash Flows (IFRS) for the years ended 31st December 2007, 2006 and 2005

(in €m)	Note	2007	2006	2005
Profit (loss) for the period attributable to equity holders of the parent (Net income (loss))		**(446)**	**99**	**1,676**
Profit for the period attributable to minority interests		9	16	34
Adjustments to reconcile net income (loss) to cash provided by operating activities:				
Interest income		(502)	(454)	(423)
Interest expense		701	575	578
Interest received		480	380	313
Interest paid		(370)	(271)	(242)
Income taxes		(333)	(81)	825
Income taxes received (paid)		36	(239)	(265)
Depreciation and amortisation		1,772	1,691	1,653
Valuation adjustments		582	163	(76)
Results on disposal of non-current assets		(125)	(336)	(170)
Results of companies accounted for by the equity method		(210)	(152)	(210)
Change in current and non-current provisions		2,268	2,150	175
Change in other operating assets and liabilities:		**1,175**	**(143)**	**1,239**
– Inventories		(2,998)	(1,942)	(3,264)
– Trade receivables		(148)	(7)	(388)
– Trade liabilities		44	686	666
– Advance payments received		4,817	1,564	4,237
– Other assets and liabilities		(540)	(444)	(12)
Cash provided by operating activities		**5,037**	**3,398**	**5,107**
Investments:				
– Purchase of intangible assets, Property, plant and equipment		(2,028)	(2,708)	(2,818)
– Proceeds from disposals of intangible assets, Property, plant and equipment		162	76	101
– Acquisitions of subsidiaries and joint ventures (net of cash)	27	0	(82)	(131)
– Proceeds from disposals of subsidiaries (net of cash)	27	29	86	89
– Payments for investments in associates, other investments and other long-term financial assets		(568)	(421)	(659)
– Proceeds from disposals of associates, other investments and other long-term financial assets		481	813	485
– Dividends paid by companies valued at equity		39	46	36
– Increase in equipment of leased assets		(30)	(147)	(40)
– Proceeds from disposals of leased assets		371	215	256
– Increase in finance lease receivables		(150)	(16)	(219)
– Decrease in finance lease receivables		118	79	85
Disposals of non-current assets / disposal groups classified as held for sale and liabilities directly associated with non-current assets classified as held for sale		26	690	0
Change of securities		(2,641)	3,357	1,008
Reimbursement from / contribution to plan assets		(303)	0	0
Change in cash from changes in consolidation		(249)(1)	0	12
Cash (used for) provided by investing activities		**(4,743)**	**1,988**	**(1,795)**
Increase in financing liabilities		236	1,252	456
Repayment of financing liabilities		(955)	(468)	(800)
Cash distribution to EADS N.V. shareholders		(97)	(520)	(396)
Dividends paid to minorities		(1)	(16)	0
Payments related to liability for puttable instruments		0	(2,879)(2)	(93)
Capital increase		46	94	187
Purchase of treasury shares		0	(35)	(288)
Cash used for financing activities		**(771)**	**(2,572)**	**(934)**
Effect of foreign exchange rate changes and other valuation adjustments on cash and cash equivalents		(117)	(57)	17
Net (decrease) increase in cash and cash equivalents		**(594)**	**2,757**	**2,395**
Cash and cash equivalents at beginning of period		**8,143**	**5,386**	**2,991**
Cash and cash equivalents at end of period	27	**7,549**	**8,143**	**5,386**

(1) The total amount is related to the change in the percentage of the proportional consolidation of MBDA from 50% in 2006/2005 to 37.5%; please refer to Note 3 "Scope of Consolidation".

(2) Payments include the acquisition price of €2,750 million for the 20% stake in Airbus and in addition a dividend payment from Airbus to BAE Systems amounting to €129 million.

The accompanying notes are an integral part of these Consolidated Financial Statements (IFRS).
For details, see Note 27, "Consolidated Statement of Cash Flows (IFRS)".

EADS N.V. Consolidated Statements of Recognised Income and Expense (IFRS) for the years ended 31st December 2007, 2006 and 2005[1]

(in €m)	2007	2006	2005
Currency translation adjustments for foreign operations	(196)	(324)	(58)
Effective portion of changes in fair value of cash flow hedges	2,124	3,326	(3,849)
Net change in fair value of cash flow hedges transferred to profit or loss	(1,884)	(1,463)	(1,875)
Effective portion of changes in fair value of available-for-sale financial assets	4	76	52
Net change in fair value of available-for-sale financial assets transferred to profit or loss	(54)	0	0
Actuarial gains (losses) on defined benefit plans	608	(690)	(459)
Tax on income and expense recognised directly in equity	(46)	(662)	2,203
Income and expense recognised directly in equity	**556**	**263**	**(3,986)**
Profit (loss) for the period	**(437)**	**115**	**1,710**
Total recognised income and expense of the period	**119**	**378**	**(2,276)**
Attributable to:			
Equity holders of the parent	78	382	(2,295)
Minority interests	41	(4)	19
Total recognised income and expense of the period	**119**	**378**	**(2,276)**

(1) For other information regarding changes in Equity, please refer to Note 20 "Total Equity".

The accompanying notes are an integral part of these Consolidated Financial Statements (IFRS).

Notes to the Consolidated Financial Statements (IFRS)

Basis of Presentation 57

1. The Company 57
2. Summary of Significant Accounting Policies 57
3. Scope of Consolidation 69
4. Acquisitions and Disposals 69

Notes to the Consolidated Income Statements (IFRS) 70

5. Segment Reporting 70
6. Revenues 74
7. Functional Costs 75
8. Other Income 75
9. Share of Profit from Associates Accounted for under the Equity Method and Other Income from Investments 75
10. Total Finance Costs 76
11. Income Taxes 76

Notes to the Consolidated Balance Sheets (IFRS) 80

12. Intangible Assets 80
13. Property, Plant and Equipment 84
14. Investments in Associates Accounted for under the Equity Method, Other Investments and Other Long-Term Financial Assets 87
15. Inventories 88
16. Trade Receivables 89
17. Other Assets 90
18. Securities 90
19. Non-Current Assets/Disposal Groups Classified as Held for Sale 91
20. Total Equity 92
21. Capital Management 94
22. Provisions 94
23. Financing Liabilities 98
24. Other Liabilities 100
25. Trade Liabilities 100
26. Deferred Income 101

Notes to the Consolidated Statements of Cash-Flows (IFRS) 101

27. Consolidated Statement of Cash Flows 101

Other Notes to the Consolidated Financial Statements (IFRS) 103

28. Litigation and Claims 103
29. Commitments and Contingencies 104
30. Information about Financial Instruments 106
31. Share-Based Payment 117
32. Related Party Transactions 124
33. Investment Property 126
34. Interest in Joint Ventures 126
35. Earnings per Share 127
36. Number of Employees 127
37. Events after the Balance Sheet Date 127

Appendix "Information on Principal Investments" - Consolidation Scope 128

Basis of Presentation

1. The Company

The accompanying Consolidated Financial Statements present the financial position and the result of the operations of **European Aeronautic Defence and Space Company EADS N.V.** and its subsidiaries ("EADS" or the "Group"), a Dutch public limited liability company (Naamloze Vennootschap) legally seated in Amsterdam (Le Carré, Beechavenue 130-132, 1119 PR, Schiphol-Rijk, The Netherlands). EADS' core business is the manufacturing of commercial aircraft, civil helicopters, commercial space launch vehicles, missiles, military aircraft, satellites, defence systems and defence electronics and rendering of services related to these activities. EADS has its listings at the European Stock Exchanges in Paris, Frankfurt and Madrid. The Consolidated Financial Statements were authorised for issue by EADS' Board of Directors on 10th March 2008, are prepared and reported in Euro ("€"), and all values are rounded to the nearest million appropriately, unless otherwise stated.

2. Summary of Significant Accounting Policies

Basis of preparation — EADS' Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), adopted by the International Accounting Standards Board ("IASB"), as endorsed by the European Union ("EU") and with Part 9 of Book 2 of the Netherlands Civil Code. They comprise (i) IFRS, (ii) International Accounting Standards ("IAS") and (iii) Interpretations originated by the International Financial Reporting Interpretations Committee ("IFRIC") or former Standing Interpretations Committee ("SIC"). The Consolidated Financial Statements generally have been prepared on a historical cost basis, except for the following items that have been measured at fair value: (i) derivative financial instruments, (ii) available-for-sale financial assets, (iii) accumulating Money Market Funds, uncapped Structured Notes and foreign currency Funds of Hedge Funds that have been designated as financial assets at fair value through profit or loss ("Fair Value Option", see below) and (iv) assets and liabilities being hedged items in fair value hedges that are otherwise carried at cost and whose carrying values are adjusted to changes in the fair values attributable to the risks that are being hedged.

In accordance with Article 402 book 2 of the Netherlands Civil Code the Statement of Income of the **EADS N.V. Company Financial Statements** is presented in abbreviated form.

New Standards, Amendments to existing Standards and new Interpretations

The IFRS rules applied by EADS for preparing 2007 year end Consolidated Financial Statements are the same as for previous financial year except for those following the application of new or amended Standards or Interpretations respectively and changes in accounting policies as detailed below.

a) New Standards

IFRS 7 Financial Instruments: Disclosures (issued 2005)

IFRS 7 and the complementary amendment to IAS 1 (see below under paragraph b) became effective 1st January 2007. Both Standards introduce additional qualitative as well as quantitative disclosure requirements regarding the nature and extent of risk arising from financial instruments. However, they do not have any impact on the classification or valuation of EADS' financial instruments.

b) Amended Standards

The application of the following amended Standard is mandatory for EADS as of 1st January 2007.

IAS 1 Presentation of Financial Statements: Capital Disclosure (issued 2005)

This amendment led to additional disclosures which shall enable users of EADS Group Financial Statements to evaluate the Group's objectives, policies and processes for managing capital.

c) New Interpretations

The following four Interpretations have become effective as of 1st January 2007:

IFRIC 7 Applying the Restatement Approach under IAS 29 (issued 2005)

IFRIC 8 Scope of IFRS 2 (issued 2006)

IFRIC 9 Reassessment of Embedded Derivatives (issued 2006)

IFRIC 10 Interim Financial Reporting and Impairment (issued 2006)

IFRIC 7 addresses the application of IAS 29 when an economy first becomes hyperinflationary and in particular the accounting for deferred taxes.

IFRIC 8 requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued in order to establish whether or not they fall within the scope of IFRS 2.

IFRIC 9 states that the date to assess the existence of an embedded derivative is the date that an entity first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows.

IFRIC 10 requires that an entity must not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

The application of the four Interpretations did not have an impact on EADS Group Financial Statements.

New or amended IFRS Standards and Interpretations issued but not yet applied

IFRS 2 "Share-based Payments – Vesting Conditions and Cancellations" was amended in January 2008 and will become effective for EADS on 1st January 2009. The Standard restricts the definition of "vesting condition" to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation. The adoption of revised IFRS 2 will not have a material impact on EADS' Financial Statements.

IFRS 3R "Business Combinations" and **IAS 27R** "Consolidated and Separate Financial Statements" (not yet endorsed) were revised and issued in January 2008 and will become effective beginning on or after 1st July 2009. IFRS 3R introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs, and future reported results. IAS 27R requires that a change in the ownership interest of a subsidiary is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give raise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes introduced by IFRS 3R and IAS 27R must be applied prospectively and will affect future acquisitions and transactions with minority interests.

IFRS 8 "Operating Segments" (issued 2006) will replace IAS 14 "Segment Reporting" for accounting periods beginning on or after 1st January 2009.

IFRS 8 requires the presentation of information regarding operating segments and follows a pure management approach. The application of IFRS 8 is not expected to have an impact on the presentation or the definition of EADS segments as they have been determined based on a management approach. However, additional disclosure requirements might have to be included in EADS Consolidated Financial Statements.

EADS has decided not to opt for early adoption of this Standard.

Amendment to IAS 23 "Borrowing Costs" removes the option of recognising borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as an expense and therefore requires capitalising such borrowing costs as part of the cost of the asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. The not yet endorsed amendment has been released in March 2007 and becomes mandatory to EADS as of 1st January 2009. The application of amended IAS 23 will result in the mandatory capitalisation of borrowing cost related to qualifying assets and will thus increase the amount of total cost capitalised for qualifying assets.

Amendment to IAS 1 "Presentation of Financial Statements: A revised presentation" has been issued in September 2007 and becomes mandatory to EADS as of 1st January 2009. The revised Standard aims to improve user's ability to analyse and compare the information given in financial statements and therefore requires information in financial statements to be aggregated on the basis of shared characteristics and to introduce a statement of comprehensive income. It has not yet been endorsed by the EU. The adoption of revised IAS 1 will have an impact on the presentation of EADS' Financial Statements.

Amendment to IAS 32 and IAS 1 "Puttable Financial Instruments" were issued in February 2008 and will become effective for EADS as of 1st January 2009. The amendment to IAS 32 requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met. The amendment to IAS 1 requires disclosure of certain information relating to puttable instruments classified as equity. The adoption of revised IAS 32 and IAS 1 will not have a material impact on EADS' Financial Statements.

IFRIC 11 "IFRS 2 - Group and Treasury Share Transactions" (issued 2006), **IFRIC 12** "Service Concession Arrangements" (issued 2006, not yet endorsed) and **IFRIC 14** "IAS 19 - The Limit of a Defined Benefit Asset Minimum Funding Requirements and their Interaction" (issued 2007, not yet endorsed) will become mandatory for EADS for annual periods beginning on 1st January 2008. New IFRIC 11 and IFRIC 14 are not expected to have an impact on EADS' Financial Statements. The application of IFRIC 12 is expected to have no material impact on EADS' Consolidated Financial Statements.

IFRIC 13 "Customer Loyalty Programmes" (issued 2007, not yet endorsed) will become mandatory for EADS as at 1st January 2009. As EADS does not grant any customer loyalty award credits the application of the Interpretation will not have an impact on EADS Group Financial Statements.

Significant accounting policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

Consolidation — The Consolidated Financial Statements include the subsidiaries of EADS. Subsidiaries are all entities controlled by the Group, i.e. over which it has the power to govern financial and operating policies. An entity is presumed to be controlled by EADS when EADS owns more than 50% of the voting power of the entity which is generally accompanied with a respective shareholding. Potential voting rights currently exercisable or convertible are also considered when assessing control over an entity.

Special purpose entities ("SPEs") are consolidated as any subsidiary, when the relationship between the Group and the SPE indicates that the SPE is in substance controlled by the Group. SPEs are entities which are created to accomplish a narrow and well-defined objective. Subsidiaries are fully consolidated from the date control has been transferred to EADS and de-consolidated from the date control ceases.

Business combinations are accounted for under the purchase method of accounting; all identifiable assets acquired, liabilities and contingent liabilities incurred or assumed are recorded at fair value at the date control is transferred to EADS (acquisition date), irrespective of the existence of any minority interest. The cost of a business combination is measured at the fair value of assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Any excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised is capitalised as goodwill and tested for impairment in the fourth quarter of each financial year and whenever there is an indication for impairment. After initial recognition goodwill is measured at cost less accumulated impairment losses. For impairment testing purpose, goodwill is allocated to those Cash Generating Units ("CGUs") or group of CGUs - within EADS on Business Unit ("BU") level - that are expected to benefit from the synergies arising from the business combination. If the cost of an acquisition is less than the fair value of the net assets of the subsidiary acquired, the identification and measurement of the identifiable assets, liabilities and contingent liabilities is reassessed as well as the measurement of the cost of the combination. Any remaining difference is immediately recognised in the Consolidated Income Statement.

EADS subsidiaries prepare their financial statements at the same reporting date as EADS Group Financial Statements and apply the same accounting policies for similar transactions.

For investments EADS jointly controls ("joint ventures") with one or more other parties ("venturers"), EADS recognises its interest by using the proportionate method of consolidation. Joint control is contractually established and requires unanimous decisions regarding the financial and operating strategy of an entity.

Investments in which EADS has significant influence ("investments in associates") are accounted for using the equity method and are initially recognised at cost. Significant influence in an entity is presumed to exist when EADS owns 20% to 50% of the entity's voting rights. The investments in associates include goodwill as recognised at the acquisition date net of any accumulated impairment loss. EADS' share of the recognised income and expenses of investments in associates is included in the Consolidated Financial Statements from the date significant influence has been achieved until the date it ceases to exist. The investments' carrying amount is adjusted by the cumulative movements in recognised income and expense. When EADS' share in losses equals or exceeds its interest in an associate, including any other unsecured receivables, no further losses are recognised, unless the Group has incurred obligations or made payments on behalf of the associate.

The effects of intercompany transactions are eliminated.

Acquisitions (disposals) of interest in entities that are controlled by EADS without gaining (ceasing) control, irrespective of whether sole or joint control, are treated as transactions with parties external to the Group in accordance with the Parent Company Approach. Consequently, gains or losses on purchases from minority shareholders or other venturers respectively are recorded in goodwill, whereas disposals to minority shareholders or other venturers are recorded within the income statement.

The financial statements of EADS' investments in associates and joint ventures are prepared for the same reporting date as for the parent company. Adjustments are made where necessary to bring the accounting policies into line with those of the Group.

Foreign Currency Translation — The Consolidated Financial Statements are presented in Euro, EADS' functional and presentation currency. The assets and liabilities of foreign entities, where the reporting currency is other than Euro, are translated using period-end exchange rates, whilst the statements of income are translated using average exchange rates during the period, approximating the foreign exchange rate at the dates of the transactions. All resulting translation differences are included as a separate component of total equity ("Accumulated other comprehensive income" or "AOCI").

Transactions in foreign currencies are translated into Euro at the foreign exchange rate prevailing at transaction date. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Euro at the exchange rate in effect at that date. These foreign exchange gains and losses arising from translation are recognised in the Consolidated Income Statement except when deferred in equity as qualifying cash flow hedges. Changes in the fair value of securities denominated in a foreign currency that are classified as available-for-sale financial assets are to be analysed whether they are due to i) changes in the amortised cost of the security or due to ii) other changes in the security. Translation differences related to changes in i) amortised cost are recognised in the Consolidated Income Statement whilst ii) other changes are recognised in AOCI.

Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Euro at the foreign exchange rate in effect at the date of the transaction. Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences of non-monetary financial assets such as equity securities classified as available for sale are included in AOCI.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity occurring after 31st December 2004 are treated as assets and liabilities of the acquired company and are translated at the closing rate. Regarding transactions prior to that date, goodwill, assets and liabilities acquired are treated as those of the acquirer.

The accumulated amount of translation differences recognised in AOCI is released to profit or loss when the associated foreign currency entity is disposed of or liquidated or the associated asset or liability is disposed of respectively.

Current and non-current assets and liabilities — The classification of an asset or liability as a current or non-current asset or liability in general depends on whether the item is related to serial production or subject to long term production. In case of serial production, an asset or liability is classified as a non-current asset or liability when the item is realised or settled respectively after twelve months after the balance sheet date, and as current asset or liability when the item is realised or settled respectively within twelve months after the balance sheet date. In case of construction contracts, an asset or liability is classified as non-current when the item is realised or settled respectively beyond EADS' normal operating cycle; and as a current asset or liability when the item is realised or settled in EADS' normal operating cycle. However, current assets include assets - such as inventories, trade receivables and receivables from POC - that are sold, consumed and realised as part of the normal operating cycle even when they are not expected to be realised within 12 months after the balance sheet. Trade payables are equally part of the normal operating cycle and are therefore classified as current liabilities.

Revenue Recognition — Revenue is recognised to the extent that it is probable that the economic benefit arising from the ordinary activities of the Group will flow to EADS, revenue can be measured reliably and recognition criteria as stated below have been met. Revenue is measured at the fair value of the consideration received or receivable after deducting any discounts, rebates and value added tax. For the preparation of the Consolidated Income Statement intragroup sales are eliminated.

Revenues from the sale of goods are recognised upon the transfer of risks and rewards of ownership to the buyer which is generally on delivery of the goods.

Revenues from services rendered are recognised in proportion to the stage of completion of the transaction at the balance sheet date.

For construction contracts, when the outcome can be estimated reliably, revenues are recognised by reference to the stage (percentage) of completion ("PoC") of the contract activity. The stage of completion of a contract may be determined by a variety of ways. Depending on the nature of the contract, revenue is recognised as contractually agreed technical milestones are reached, as units are delivered or as the work progresses. Whenever the outcome of a construction contract cannot be estimated reliably, revenue is only recognised to the extent of the expenses incurred that are recoverable. Changes in profit rates are reflected in current earnings as identified. Contracts are reviewed regularly and in case of probable losses, provisions are recorded.

Sales of aircraft that include asset value guarantee commitments are accounted for as operating leases when these commitments are considered substantial compared to the fair value of the related aircraft. Revenues then comprise lease income from such operating leases.

Interest income is recognised as interest accrues, using the effective interest rate method.

Dividend income is recognised when the right to receive payment is established.

Leasing — The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of (i) whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets, and (ii) the arrangement conveys a right to use the asset.

The Group is a lessor and a lessee of assets, primarily in connection with commercial aircraft sales financing. Lease transactions where substantially all risks and rewards incident to ownership are transferred from the lessor to the lessee are accounted for as finance leases. All other leases are accounted for as operating leases.

Assets held for leasing out under operating leases are included in property, plant and equipment at cost less accumulated depreciation (see Note 13 "Property, plant and equipment"). Rental income from operating leases (e.g. aircraft) is recorded as revenue on a straight-line basis over the term of the lease. Assets leased out under finance leases cease to be recognised in the Consolidated Balance Sheet after the inception of the lease. Instead, a finance lease receivable representing the discounted future lease payments to be received from the lessee plus any discounted unguaranteed residual value is recorded as other long-term financial assets (see Note 14 "Investments in associates accounted for under the equity method, other investments and other long-term financial assets"). Unearned finance income is recorded over time in "Interest result". Revenues and the related cost of sales are recognised at the inception of the finance lease.

Assets obtained under finance leases are included in property, plant and equipment at cost less accumulated depreciation and impairment if any (see Note 13 "Property, plant and equipment"), unless such assets have been further leased out to customers. In such a case, the respective asset is either qualified as an operating lease or as finance lease with EADS being the lessor (headlease-sublease-transactions) and is recorded accordingly. For the relating liability from finance leases see Note 23 "Financing liabilities". When EADS is the lessee under an operating lease contract, rental payments are recognised on a straight line basis over the leased term (see Note 29 "Commitments and contingencies" for future operating lease commitments). Such leases often form part of commercial aircraft customer financing transactions with the related sublease being an operating lease (headlease-sublease-transactions).

EADS considers headlease-sublease-transactions which are set up for the predominant purpose of tax advantages and which are secured by bank deposits (defeased deposits) that correspond with the contractual headlease liability to be linked and accounts for such arrangements as one transaction in accordance with SIC 27 "Evaluating the Substance of Transactions Involving the Legal Form of a Lease". To reflect the substance of the transaction, the Group consequently offsets (head) finance lease obligations with the matching amount of defeased deposits.

Product-Related Expenses — Expenses for advertising and sales promotion and other sales-related expenses are charged to expense as incurred. Provisions for estimated warranty costs are recorded at the time the related sale is recorded.

Research and Development Expenses — Research and development activities can be (i) contracted or (ii) self-initiated.

i) Costs for contracted research and development activities, carried out in the scope of externally financed research and development contracts, are expensed when the related revenues are recorded.

ii) Costs for self-initiated research and development activities are assessed whether they qualify for recognition as internally generated intangible assets. Apart from complying with the general requirements for and initial measurement of an intangible asset, qualification criteria are met only when technical as well as commercial feasibility can be demonstrated and cost can be measured reliably. It must also be probable that the intangible asset will generate future economic benefits and that it is clearly identifiable and allocable to a specific product.

Further to meeting these criteria, only such costs that relate solely to the development phase of a self-initiated project are capitalised. Any costs that are classified as part of the research phase of a self-initiated project are expensed as incurred. If the research phase cannot be clearly distinguished from the development phase, the respective project related costs are treated as if they were incurred in the research phase only.

Capitalised development costs are generally amortised over the estimated number of units produced. In case the number of units produced cannot be estimated reliably capitalised development cost are amortised over the estimated useful life of the internally generated intangible asset. Amortisation of capitalised development costs is recognised in cost of sales.

Internally generated intangible assets are reviewed for impairment annually when the asset is not yet in use and further on whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Income tax credits granted for research and development activities are deducted from corresponding expenses or from capitalised amounts when earned.

Intangible Assets — Intangible assets comprise (i) internally generated intangible assets, i.e. internally developed software and other internally generated intangible assets (see above: "Research and development expenses"), (ii) acquired intangible assets, and (iii) goodwill (see above: "Consolidation").

Separately acquired intangible assets are initially recognised at cost. Intangible assets acquired in a business combination are recognised at their fair value at acquisition date. Acquired intangible assets are generally amortised over their respective estimated useful lives (3 to 10 years) on a straight line basis, less accumulated impairment if necessary. The amortisation method and the estimate of the useful lives of the separately acquired intangible asset is reviewed at least annually and changed if appropriate.

Intangible assets having an indefinite useful life are not amortised but tested for impairment at the end of each financial year as well as whenever there is an indication that the carrying amount exceeds the recoverable amount of the respective asset (see below "Impairment of non-financial assets"). For such intangible assets the assessment for the indefinite useful life is reviewed annually on whether it remains supportable. A change from indefinite to finite life assessment is accounted for as change in estimate.

Property, Plant and Equipment — Property, plant and equipment is valued at acquisition or manufacturing costs less any accumulated depreciation and any accumulated impairment losses. Such costs include the estimated cost of replacing, servicing and restoring part of such property, plant and equipment. Items of property, plant and equipment are generally depreciated on a straight-line basis. The costs of internally produced equipment and facilities include direct material and labour costs and applicable manufacturing overheads, including depreciation charges. Borrowing costs are not capitalised. The following useful lives are assumed: buildings 10 to 50 years; site improvements 6 to 20 years; technical equipment and machinery 3 to 20 years; and other equipment, factory and office equipment 2 to 10 years. The useful lives, depreciation methods and residual values applying to property, plant and equipment are reviewed at least annually and in case they change significantly, depreciation charges for current and future periods are adjusted accordingly. If the carrying amount of an asset exceeds its recoverable amount an impairment loss is recognised immediately in profit or loss. At each reporting date, it is assessed whether there is any indication that an item of property, plant and equipment may be impaired (see also below "Impairment of non-financial assets").

When a major inspection is performed, its cost is recognised in the carrying amount of the plant and/or equipment as a replacement if the recognition criteria are satisfied. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are recognised as an expense in the income statement of the period in which they are incurred. Cost of an item of property, plant and equipment initially recognised comprise the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located at the end of the useful life of the item on a present value basis. A provision presenting the asset retirement obligation is recognised in the same amount at the same date in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets".

Property, plant and equipment also includes capitalised development costs for tangible developments of specialised tooling for production such as jigs and tools, design, construction and testing of prototypes and models. In case recognition criteria are met, these costs are capitalised and generally depreciated using the straight-line method over 5 years or, if more appropriate, using the number of production or similar units expected to be obtained from the tools (sum-of-the-units method). Especially for aircraft production programmes such as the Airbus A380 with an estimated number of aircraft to be produced using such tools, the sum-of-the-units method effectively allocates the diminution of value of specialised tools to the units produced.

Investment Property — Investment property is property, i.e. land or buildings, held to earn rentals or for capital appreciation or both. The Group accounts for investment property using the cost model. Investment property is initially recognised at cost and subsequently measured at cost less any accumulated depreciation and any accumulated impairment losses. Buildings held as investment property are depreciated on a straight-line basis over their useful lives. The fair value of investment property is reviewed annually by using cash-flow models or by determinations of market prices.

Inventories — Inventories are measured at the lower of acquisition cost (generally the average cost) or manufacturing cost and net realisable value. Manufacturing costs comprise all costs that are directly attributable to the manufacturing process, such as direct material and labour, and production related overheads (based on normal operating capacity and normal consumption of material, labour and other production costs), including depreciation charges. Borrowing costs are not capitalised. Net realisable value is the estimated selling price in the ordinary course of the business less applicable variable selling expenses.

Impairment of non-financial assets — The Group assesses at each reporting date whether there is an indication that a non-financial asset may be impaired. In addition, intangible assets with an indefinite useful life, intangible assets not yet available for use and goodwill are tested for impairment in the fourth quarter of each financial year irrespective of whether there is any indication for impairment. An impairment loss is recognised in the amount by which the asset's carrying amount exceeds its recoverable amount.

The recoverable amount of an asset or a Cash Generating Unit ("CGU") is the higher of its fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. In such a case the recoverable amount is determined for the CGU the asset belongs to. Where the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU's carrying amount, first the related goodwill is impaired. Any exceeding amount of impairment is recognised on a pro rata basis of the carrying amount of each asset in the respective CGU.

The value in use is assessed by the present value of the future cash flows expected to be derived from an asset or a CGU. Cash flows are projected based on a detailed forecast approved by management over a period reflecting the operating cycle of the specific business. The discount rate used for determining an asset's value in use is the pre-tax rate reflecting current market assessment of (i) the time value of money and (ii) the risk specific to the asset for which the future cash flow estimates have not been adjusted.

An asset's fair value less costs to sell reflects the amount an entity could obtain at balance sheet date from the asset's disposal in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal. If there is no binding sales agreement or active market for the asset its fair value is assessed by the use of appropriate valuation models dependent on the nature of the asset, such as by the use of discounted cash flow models.

Impairment losses recognised for goodwill are not reversed in future periods. For any other non-financial asset an impairment loss recognised in prior periods is reversed through profit or loss up to its recoverable amount provided that there has been a change in estimates used to determine the asset's recoverable amount since the last impairment loss has been recognised. The respective asset's carrying amount is increased to its recoverable amount, taking into account any amortisation or depreciation that would have been chargeable on the asset's carrying amount since the last impairment loss.

Financial Instruments — A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. EADS' financial assets comprise cash and cash equivalents, trade and loan receivables, finance lease receivables, available-for-sale financial assets and derivatives with a positive fair value. The Group's financial liabilities mainly include obligations towards financial institutions, bonds, loans, refundable advances, trade liabilities, finance lease liabilities as well as derivatives with a negative fair value. EADS recognises a financial instrument on its balance sheet when it becomes party to the contractual provision of the instrument. All purchases and sales of financial assets are recognised on settlement date according to market conventions.
The settlement date is the date an asset is delivered to or by an entity. Financial instruments are initially recognised at fair value plus, in the case the financial instruments are not measured at fair value through profit or loss, directly attributable transaction costs. Financial instruments at fair value through profit or loss are initially recognised at fair value, transaction costs are recognised in the Consolidated Income Statement. Finance lease receivables are recognised at an amount equal to the net investment in the lease. Subsequent measurement of financial instruments depends on their classification into the relevant category. The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. EADS derecognises a financial asset only when the contractual rights to the asset's cash flows expire or the financial asset has been transferred and the transfer qualifies for derecognition under IAS 39. EADS derecognises a financial liability only when the obligation specified in the contract is discharged, cancelled or expired.

Investments and other financial assets — EADS' investments comprise investments in associates accounted for under the equity method, other investments and other long-term financial assets as well as current and non current securities and cash equivalents. The Group classifies its financial assets in the following three categories: i) at fair value through profit or loss, ii) loans and receivables and iii) available-for-sale financial assets. Their classification is determined by management when first recognised and depends on the purpose for their acquisition.

Within EADS, all investments in entities for which consolidation criteria are not fulfilled are classified as non-current available-for-sale financial assets. They are included in the line **other investments and other long-term financial assets** in the Consolidated Balance Sheet.

The majority of the Group's **securities** are debt securities and classified as available-for-sale financial assets.

Available for sale financial assets — Financial assets classified as available-for-sale are accounted for at fair value. Changes in the fair value subsequent to the recognition of available-for-sale financial assets - other than impairment losses and foreign exchange gains and losses on monetary items classified as available-for-sale - are recognised directly within AOCI, a separate component of total equity, net of applicable deferred income taxes. As soon as such financial assets are sold or otherwise disposed of, or are determined to be impaired, the cumulative gain or loss previously recognised in equity is recorded as part of "other income (expense) from investments" in the Consolidated Income Statement for the period. Interest earned on the investment is presented as interest income in the Consolidated Income Statement using the effective interest method. Dividends earned on investment are recognised as "Other income (expense) from investments" in the Consolidated Income Statement when the right to the payment has been established.

The fair value of quoted investments is based on current market prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using generally accepted valuation techniques on the basis of market information available at the reporting date. Available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably estimated by alternative valuation methods, such as discounted cash flow model, are measured at cost, less any accumulated impairment losses.

Equity investments classified as available-for-sale are considered for impairment in case of a significant or prolonged decline of their fair value below their cost. Any impairment loss recognised in the Consolidated Income Statement on equity instruments is not reversed through the Consolidated Income Statement.

Financial assets designated at fair value through profit or loss — Financial assets may be designated at initial recognition at fair value through profit or loss if any of the following criteria is met: (i) the financial asset contains one or more embedded derivatives that otherwise had to be accounted for separately; or (ii) the designation eliminated or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring the assets or recognising the gains and losses on them on a different basis (sometimes referred to as "natural hedge"); or (iii) the financial assets are part of a group of financial assets that is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. Within EADS, uncapped Structured Notes are designated "at fair value through profit or loss" in accordance with criterion (i), foreign currency funds of hedge funds structure also comprising foreign currency derivatives are designated "at fair value through profit or loss" in accordance with criterion (ii) and investments in accumulating Money Market Funds are designated at "fair value through profit or loss" in accordance with above criterion (iii).

Loans and receivables — Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are classified as **trade receivables and other investments and other long-term financial assets**. After initial recognition loans and receivables are measured at amortised cost using the effective interest rate method less any allowance for impairment. Gains and losses are recognised in the income statement at disposal of the loans and receivables, through the amortisation process as well as in case of any impairment.

Trade Receivables — Trade receivables include claims arising from revenue recognition that are not yet settled by the debtor as well as receivables relating to construction contracts. Trade receivables are initially recognised at fair value and, provided they are not expected to be realised within one year, are subsequently measured at amortised cost using the effective interest method less any allowance for impairment. Gains and losses are recognised in the Consolidated Income Statement when the receivables are derecognised or impaired as well as through the amortisation process. If it is probable that the Group is not able to collect all amounts due according to the original terms of receivables, an impairment charge has to be recognised. The amount of the impairment loss is equal to the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate, i.e. the rate that exactly discounts the expected stream of future cash payments through maturity or the next market-based repricing date to the current net carrying amount of the financial asset. The carrying amount of the trade receivable is reduced through use of an allowance account. The loss is recognised in the Consolidated Income Statement. If in a subsequent period, the amount of impairment decreases and the decrease is objectively related to an event occurring after the impairment was recognised, the recognised impairment loss is reversed through profit or loss.

Cash and cash equivalents — Cash and cash equivalents consist of cash on hand, cash in bank, checks, fixed deposits and securities having maturities of three months or less from the date of acquisition, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Non-current assets held for sale and disposal groups — Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use. Whilst classified as held for sale or part of a disposal group, EADS does not depreciate or amortise a non-current asset. Liabilities directly associated with non-current assets held for sale in a disposal group are presented separately on the face of the Consolidated Balance Sheet. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale is continued to be recognised.

To be classified as held for sale the non-current assets (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal group) and its sale must be highly probable. For a sale to be highly probable - among other criteria that have to be fulfilled - the appropriate level of EADS management must be committed to the plan to sell, an active programme to complete the plan must have been initiated and actions required to complete the plan to sell the assets (or disposal group) should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

If a component of EADS has either been disposed of or is classified as held for sale and i) represents a separate major line of business or geographical area of operations, ii) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or iii) is a subsidiary acquired exclusively with a view to resale the component is a discontinued operation.

Derivative Financial Instruments — Within EADS derivative financial instruments are (a) used for hedging purposes in micro-hedging strategies to offset the Group's exposure to identifiable transactions and are (b) a component of hybrid financial instruments that include both the derivative and host contract ("Embedded Derivatives").

In accordance with IAS 39 "Financial Instruments: Recognition and Measurement", derivative financial instruments are recognised and subsequently measured at fair value. The method of recognising resulting gains or losses depends on whether the derivative financial instrument has been designated as hedging instrument, and if so, on the nature of the item being hedged. While derivative financial instruments with positive fair values are recorded in current and non-current "other assets", such derivative financial instruments with negative fair values are recorded as current and non-current "Other liabilities". Trading derivatives are classified as a current asset or liability.

a) Hedging: The Group seeks to apply hedge accounting to all its hedging activities. Hedge accounting recognises symmetrically the offsetting effects on net profit or loss of changes in the fair values of the hedging instrument and the related hedged item. The conditions for such a hedging relationship to qualify for hedge accounting include: The hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, the effectiveness of the hedge can be reliably measured and there is formal designation and documentation of the hedging relationships and EADS' risk management objective and strategy for undertaking the hedge at the inception of the hedge. The Group further documents prospectively at the inception of the hedge as well as at each closing retrospectively and prospectively its assessment of whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items with regard to the hedged risk.

Depending on the nature of the item being hedged, EADS classifies hedging relationships that qualify for hedge accounting as either (i) hedges of the fair value of recognised assets or liabilities ("Fair Value Hedges"), (ii) hedges of the variability of cash flows attributable to recognised assets or liabilities, highly probable forecast transactions or unrecognised firm commitments ("Cash Flow Hedges") or (iii) hedges of a net investment in a foreign entity.

i) **Fair Value Hedge:** Fair value hedge accounting is mainly applied to certain interest rate swaps hedging the exposure to changes in the fair value of recognised assets and liabilities. For derivative financial instruments designated as fair value hedges, changes in fair value of both the hedging instrument and the hedged asset or liability attributable to the hedged risk are simultaneously recognised in the Consolidated Income Statement.

ii) **Cash Flow Hedge:** The Group applies cash flow hedge accounting generally to foreign currency derivative contracts on future sales as well as to certain interest rate swaps hedging the variability of cash flows attributable to recognised assets and liabilities. Changes in fair value of the hedging instruments related to the effective part of the hedge are reported in AOCI, a separate component of total equity, net of applicable income taxes and recognised in the Consolidated Income Statement in conjunction with the result of the underlying hedged transaction, when realised. The ineffective portion is immediately recorded in "Profit for the period". Amounts accumulated in equity are recognised in profit or loss in the periods when the hedged transaction affects the Consolidated Income Statement, such as when the forecast sale occurs or when the finance income or finance expense is recognised in the income statement. If hedged transactions are cancelled, gains and losses on the hedging instrument that were previously recorded in equity are generally recognised in "Profit for the period". Apart from derivative financial instruments, the Group also uses financial liabilities denominated in a foreign currency to hedge foreign currency risk inherent in forecast transactions.

iii) **Net investment Hedge:** Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in AOCI; the gain or loss relating to the ineffective portion is recognised immediately in the Consolidated Income Statement. Gains and losses accumulated in AOCI are included in the Consolidated Income Statement when the foreign entity is disposed of.

In case certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules of IAS 39 "Financial Instruments: Recognition and Measurement", changes in fair value of such derivative financial instruments are recognised immediately in "Profit for the period".

The fair values of various derivative financial instruments used as hedging instruments are disclosed in Note 30 "Information about financial instruments". Periodical movements in the AOCI, the separate component of total equity in which the effective portion of cash flow hedges are recognised, are disclosed in Note 30.

b) Embedded derivatives: Derivative components embedded in a non-derivative-host contract are separately recognised and measured at fair value if they meet the definition of a derivative and their economic risks and characteristics are not clearly and closely related to those of the host contract. Changes in the fair value of the derivative component of these instruments are recorded in "Other financial result".

See Note 30 "Information about financial instruments" for a description of the Group's financial risk management strategies, the fair values of the Group's derivative financial instruments as well as the methods used to determine such fair values.

Income Taxes — Tax expense (tax income) is the aggregate amount included in the determination of net profit or loss for the period in respect of (i) Current tax and (ii) Deferred tax.

i) Current tax is the amount of income taxes payable or recoverable in a period. Current income taxes are calculated applying respective tax rates on the periodic taxable profit or tax loss that is determined in accordance with rules established by the competent taxation authorities. Current tax liabilities are recognised for current tax to the extent unpaid for current and prior periods. A current tax asset is recognised in case the tax amount paid exceeds the amount due to current and prior periods. The benefit of a tax loss that can be carried back to recover current tax of a previous period is recognised as an asset provided that the related benefit is probable and can be measured reliably.

ii) Deferred tax assets and liabilities reflect lower or higher future tax consequences that result from temporary valuation differences on certain assets and liabilities between their financial statements' carrying amounts and their respective tax bases, as well as from net operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the period the new rates are enacted or substantially enacted. As deferred tax assets anticipate potential future tax benefits, they are recorded in the Consolidated Financial Statements of EADS only to the extent that it is probable that future taxable profits will be available against which deferred tax assets will be utilised. The carrying amount of deferred tax assets is reviewed at each financial year end.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Share Capital — Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown directly in equity - as a deduction - net of any tax effects. Own equity instruments which are reacquired are deducted from total equity and remain recognised as treasury shares until they are either cancelled or reissued. Any gains or losses net of taxes which are associated with the purchase, sale, issue or cancellation of EADS own shares are recognised within equity.

Provisions — Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the obligation's amount can be made.

When the effect of the time value of money is material, provisions are measured at the present value of the expenditure expected to be required to settle the Group's present obligation. As discount factor, a pre-tax rate is used that reflects current market assessments of the time value of money and the risks specific to the obligation. The provision's increase in each period reflecting the passage of time is recognised as finance cost.

Provisions are reviewed at each closing and adjusted as appropriate to reflect the respective current best estimate. The change in the measurement of a provision for an asset retirement obligation (see above "Property, plant and equipment") is added or deducted from the cost of the respective asset that has to be dismantled and removed at the end of its useful life and the site on which it is located restored.

Provisions for **guarantees** corresponding to aircraft sales are recorded to reflect the underlying risk to the Group in respect of guarantees given when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and reliable estimates can be made of the amount of the obligation. The amount of these provisions is calculated to cover the difference between the Group's exposure and the estimated value of the collateral.

Outstanding costs are provided for at the best estimate of future cash outflows. Provision for **other risks and charges** relate to identifiable risks representing amounts expected to be realised.

Provisions for **contract losses** are recorded when it becomes probable that estimated contract costs based on a total cost approach will exceed total contract revenues. Contractual penalties are included in the contractual margin calculation. Provisions for loss making contracts are recorded as write-downs of work-in-process for that portion of the work which has already been completed, and as provisions for the remainder. Losses are determined on the basis of estimated results on completion of contracts and are updated regularly.

Provisions for i) **constructive obligations** and liquidated damages caused by delays in delivery and for ii) **terminating** existing customer orders are based on best estimates of future cash outflows for anticipated payments to customers. Provisions for **litigation and claims** are set in case legal actions, governmental investigations, proceedings and other claims are pending or may be instituted or asserted in the future against the Group which are a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required for the settlement and a reliable estimate of the obligation's amount can be made.

Restructuring provisions are only recognised when a detailed formal plan for the restructuring - including the concerned business or part of the business, the principal locations affected, details regarding the employees affected, the restructuring's timing and expenditures that will have to be undertaken - has been developed and the restructuring has either commenced or the plan's main features have already been publicly announced to those affected by it.

Employee Benefits — The valuation of **pension and post-retirement benefits** classified as defined benefit plans is based upon the projected unit credit method in accordance with IAS 19 "Employee Benefits".

EADS recognises periodical actuarial gains and losses in full for all its defined benefit plans immediately in retained earnings and presents them in its Consolidated Statements of Recognised Income and Expense (SORIE).

Past Service Costs are recognised as an expense in EADS Consolidated Income Statements on a straight-line basis over the average period until the benefits become vested. Past service costs relating to benefits already vested are expensed immediately.

When sufficient information is available to apply defined benefit accounting in conjunction with a defined benefit multi-employer plan, the Group proportionally accounts for the plan according to its share in the related defined benefit plan.

Contributions to defined contribution plans are recognised as expenses in profit or loss when they are due.

Several German Group companies provide life time working account models, being employee benefit plans with a promised return on contributions or notional contributions that qualify as **other long-term employee benefits** under IAS 19. The employees' periodical contributions into their life time working accounts leads to according personnel expense in that period in the income statement but to no recognition of plan assets or provision in the balance sheet.

Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Stock options are accounted for in accordance with IFRS 2 "Share-based Payment" and qualify as **equity settled share-based payments.** In 2007, EADS also introduced a performance and restricted unit plan which qualifies as **cash settled share-based payment plan** under IFRS 2. For both types, associated services received are measured at fair value and are calculated by multiplying the number of options (or units) expected to vest with the fair value of one option (or unit) as of grant date (balance sheet date). The fair value of the option (or unit) is determined by applying the Black Scholes Option Pricing Model.

The fair value of the services is recognised as personnel expense. In case of equity settled share based payment plans the personnel expense results in a corresponding increase in consolidated retained earnings over the vesting period of the respective plan. For cash settled share based payment plans a corresponding liability is recognised. Until the liability is settled its fair value is remeasured at each balance sheet date through the income statement.

Part of the grant of both types of share-based payment plans is conditional upon the achievement of non-market performance objectives and will only vest provided that the performance conditions are met. If it becomes obvious during the vesting period of an equity settled share-based payment plan that some of the performance objectives will not be met and, hence, the number of equity instruments expected to vest differs from that originally expected, the expense is adjusted accordingly.

EADS offers to its employees to buy under the **employee stock ownership plan (ESOP)** EADS shares at a certain discount. The difference between the exercise price and the corresponding share price is recognised as personnel expense in EADS Consolidated Income Statements at grant date.

Emission Rights and Provisions for in-excess-emission — Under the EU Emission Allowance Trading Scheme (EATS) national authorities have issued on 1st January 2005 permits (emission rights), free of charge, that entitle participating companies to emit a certain amount of greenhouse gas over the compliance period.

The participating companies are permitted to trade those emission rights. To avoid a penalty a participant is required to deliver emission rights at the end of the compliance period equal to its emission incurred.

EADS recognises a provision for emission in case it has caused emissions in excess of emission rights granted. The provision is measured at the fair value (market price) of emission rights necessary to compensate for that shortfall at each balance sheet date.

Emission rights held by EADS are generally accounted for as intangible assets, whereby

i) Emission rights allocated for free by national authorities are accounted for as a non-monetary government grant at its nominal value of nil.

ii) Emission rights purchased from other participants are accounted for at cost or the lower recoverable amount; if they are dedicated to offset a provision for in excess emission, they are deemed to be a reimbursement right and are accounted for at fair value.

Trade Liabilities — Trade liabilities are initially recorded at fair value. Trade liabilities having a maturity of more than twelve months are subsequently measured at amortised cost using the effective interest method.

Financing liabilities — Financing liabilities comprise obligations towards financial institutions, issued corporate bonds, loans, loans to affiliated non-consolidated companies as well as finance lease liabilities. Financing liabilities qualify as financial liabilities and are recorded initially at the fair value of the proceeds received, net of transaction costs incurred. Subsequently, financing liabilities other than finance lease liabilities are measured at amortised cost using the effective interest method with any difference between proceeds (net of transaction costs) and redemption amount being recognised in "Total finance income (costs)" over the period of the financing liability.

Other liabilities — Other liabilities comprise other financial liabilities such as refundable advances and derivatives having a negative market value and other non-financial liabilities such as advance payments received from customers. Refundable advances from European Governments are provided to the Group to finance research and development activities for certain projects on a risk-sharing basis, i.e. they have to be repaid to the European Governments subject to the success of the project. Because of their risk-sharing basis, such refundable advances are recorded as "Other Liabilities".

In the course of the implementation of IFRS 7, EADS changed its balance sheet presentation in 2007 retrospectively for 31st December 2006 regarding derivatives having a negative market value formerly presented in "Provisions for negative fair values of derivative financial instruments" (IAS 39 Hedging contracts) to "Other liabilities" in order to present them as financial liability. Further, EADS uses financial liabilities representing payment obligations towards airlines denominated in USD as hedging instruments to hedge the foreign currency risk inherent in future aircraft sales under a cash flow hedge.

Liability for puttable instruments — Under certain circumstances, EADS records a financial liability rather than an equity instrument for the exercise price of a written put option on the entity's equity.

Litigation and Claims — Various legal actions, governmental investigations, proceedings and other claims are pending or may be instituted or asserted in the future against the Group. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. EADS believes that it has made adequate provisions to cover current or contemplated litigation risks. It is reasonably possible that the final resolution of some of these matters may require the Group to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. The term "reasonably possible" is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. Although the final resolution of any such matters could have an effect on the Group's profit for the period for the particular reporting period in which an adjustment of the estimated reserve would be recorded, the Group believes that any such potential adjustment should not materially affect its Consolidated Financial Statements. For further details please refer to Note 28 "Litigation and claims".

Use of Accounting Estimates

The preparation of the Group Financial Statements in accordance with IFRS requires management to use certain critical accounting estimates about the future as well as to make assumptions and perform judgements in the process of applying accounting policies. These consequently affect the amounts of assets, liabilities, income and expenses reported by EADS. Actual results in subsequent periods could differ from those accounting estimates.

Subjects that involve critical assumptions and estimates and that have a significant influence on the amounts recognised in EADS Consolidated Financial Statements are further described and disclosed in the respective Notes (see in particular "significant accounting policies" as well as, regarding deferred tax assets Note 11 "Income Taxes"; regarding goodwill impairment Note 12 "Intangible Assets"; for impairment of tangible assets Note 13 "Property, Plant and Equipment"; Note 15 "Inventories"; regarding loss making contracts see Note 22 "Provisions"; Note 29 "Commitments and Contingencies" and Note 30 "Information about financial instruments").

3. Scope of Consolidation

Perimeter of consolidation (31st December 2007) - The Consolidated Financial Statements include, in addition to EADS N.V.:

- 2007: 193 (2006: 212) companies which are fully consolidated,
- 2007: 34 (2006: 31) companies which are proportionately consolidated,
- 2007: 24 (2006: 26) companies which are investments in associates and are accounted for using the equity method.

Significant subsidiaries, associates, and joint ventures are listed in the appendix entitled "Information on principal investments".

The percentage of the proportional consolidation of MBDA has changed from 50% to 37.5% as of 1st January 2007.

4. Acquisitions and Disposals

a) Acquisitions

In January 2007, EADS increased its share in the Atlas Elektronik group from 40% to 49% in connection with the contribution in kind of the EADS naval business into Atlas Elektronik. Atlas Elektronik is proportionately consolidated and the final allocation of the purchase price to the acquired assets and liabilities led to a goodwill of €42 million.

EADS acquired on 3rd August 2006 40% of the shares of the Atlas Elektronik group, specialised in equipment and systems for naval forces, which is consolidated proportionally. The difference between the purchase price and the acquired net assets (not finally determined in 2006) led to the recognition of a goodwill of €41 million.

On 13rd October 2006, EADS acquired BAE Systems' 20% minority share in Airbus after BAE Systems had exercised the put option it held on its Airbus stake in June 2006. Before the transaction, EADS was already controlling Airbus and consequently fully consolidated this subsidiary.

Apart from those mentioned, other acquisitions by the Group were not significant.

b) Disposals

Following an agreement dated 10th January 2007, EADS sold the remaining 60% shares of Sogerma Services as well as all shares of its subsidiaries Sogerma America Barfield B.C. (100%) and EADS Sogerma Tunisie (50.1%).

On 28th February 2006, 81% of LFK GmbH and TDW GmbH, which had been fully consolidated by EADS, were sold to the European Missile Group MBDA. MBDA is jointly owned by BAE Systems (37.5%), EADS (37.5%) and Finmeccanica (25%). In EADS consolidated Financial Statements, MBDA Group is proportionately consolidated.

Apart from those mentioned, other disposals by the Group were not significant.

c) Subsequent Changes in Value of Assets and Liabilities Acquired and Cost of Acquisition

In 2006, a tax audit of DASA for the years 1994 until 1999 was finalised. According to the EADS shareholders agreement, the related tax expense was reimbursed by Daimler AG. Thus deferred tax assets and goodwill have been adjusted as of

31st December 2006 in Defence & Security by €52 million and in Headquarters by €12 million.

d) Non-Current Assets held for Sale and Discontinued Operations

With regard to the plan to sell the sites in Méaulte, St. Nazaire Ville, Nordenham, Varel, Augsburg, Laupheim and Filton, an in-depth analysis has been performed to assess whether the requirements of IFRS 5 for the classification as disposal group(s) held for sale were met as at 31st December 2007. Considering the status of the project as of 31st December 2007, the actions still necessary to complete the plan to sell all of the sites were considered of such a magnitude that it was not unlikely that significant changes to the plan to sell could be made.

Notes to the Consolidated Income Statements (IFRS)

5. Segment Reporting

The Group operates in five divisions (segments) which reflect the internal organisational and management structure according to the nature of the products and services provided.

- **Airbus** — Development, manufacturing, marketing and sale of commercial jet aircraft of more than 100 seats and the development and manufacturing of aircraft for military use.
- **Military Transport Aircraft** — Development, manufacturing, marketing and sale of military transport aircraft and special mission aircraft.
- **Eurocopter** — Development, manufacturing, marketing and sale of civil and military helicopters and maintenance services.
- **Defence & Security** — Development, manufacturing, marketing and sale of missiles systems; military combat and training aircraft; provision of defence electronics, defence-related telecommunications solutions; and logistics, training, testing, engineering and other related services.
- **Astrium** — Development, manufacturing, marketing and sale of satellites, orbital infrastructures and launchers; and provision of space services.

The following tables present information with respect to the Group's business segments. Consolidation effects, the holding function of EADS Headquarters and other activities not allocable to the divisions are disclosed in the column "HQ/Conso.". "Other Businesses" comprises the development, manufacturing, marketing and sale of regional turboprop aircraft and light commercial aircraft, aircraft components as well as civil and military aircraft conversion and maintenance services.

a) Business Segment Information for the year ended 31st December 2007

(in €m)	Airbus	Military Transport Aircraft	Eurocopter	Defence & Security	Astrium	Other Businesses	HQ/Conso.	Consolidated
Total revenues	25,216	1,140	4,172	5,465	3,550	1,269	18	40,830
Internal revenues	(526)	(193)	(146)	(522)	(12)	(308)	0	(1,707)
Revenues	**24,690**	**947**	**4,026**	**4,943**	**3,538**	**961**	**18**	**39,123**
Segment result	**(904)**	**(156)**	**210**	**307**	**165**	**94**	**41**	**(243)**
thereof impairment charge for intangible assets and property, plant and equipment	0	0	0	0	0	0	0	0
thereof additions to other provisions (see Note 22c)	(3,084)	(27)	(325)	(622)	(103)	(56)	(226)	(4,443)
Share of profit from associates accounted for under the equity method	0	0	0	11	5	0	194	210
Profit (loss) before finance costs and income taxes	**(904)**	**(156)**	**210**	**318**	**170**	**94**	**235**	**(33)**
Disposal of goodwill	0	0	0	12	0	0	0	12
Exceptional depreciation/disposal	23	1	1	10	4	0	34	73
EBIT* pre-goodwill impairment and exceptionals (see definition in Note 5c)	**(881)**	**(155)**	**211**	**340**	**174**	**94**	**269**	**52**
Total finance costs								(737)
Income tax benefit								333
Loss for the period								**(437)**
Attributable to:								
Equity holders of the parent (Net loss)								(446)
Minority interests								9
OTHER INFORMATION								
Identifiable segment assets (incl. goodwill)[1]	34,162	2,523	5,281	9,463	6,059	1,055	(243)	58,300
thereof goodwill	*6,374*	*12*	*111*	*2,431*	*574*	*0*	*17*	*9,519*
Investments in associates	0	0	3	89	15	9	2,122	2,238
Segment liabilities[2]	27,189	2,213	4,383	10,015	6,037	946	(584)	50,199
thereof provisions (see Note 22)	*6,642*	*40*	*1,079*	*2,919*	*688*	*233*	*832*	*12,433*
Capital expenditures (incl. leased assets)	946	102	206	233	446	57	68	2,058
Depreciation, amortisation	1,238	28	76	140	166	42	82	1,772
Research and development expenses	2,175	16	93	169	78	8	69	2,608

(1) Segment assets exclude investments in associates, current and deferred tax assets as well as cash and cash equivalents and securities as segment result does not include income from associates, total finance costs and income taxes.

(2) Segment liabilities exclude current and deferred tax liabilities and interest bearing liabilities.

* Earnings before interest and taxes, pre-goodwill impairment and exceptionals.

b) Business Segment Information for the year ended 31st December 2006

(in €m)	Airbus	Military Transport Aircraft	Eurocopter	Defence & Security	Astrium	Other Businesses	HQ/Conso.	Consolidated
Total revenues	25,190	2,200	3,803	5,864	3,212	1,257	30	41,556
Internal revenues	(820)	(226)	(155)	(557)	(10)	(336)	(18)	(2,122)
Revenues	**24,370**	**1,974**	**3,648**	**5,307**	**3,202**	**921**	**12**	**39,434**
Segment result	**(602)**	**71**	**257**	**270**	**122**	**(288)**	**296**	**126**
thereof impairment charge for intangible assets and property, plant and equipment	(148)[4]	0	0	0	0	(45)[2]	0	(193)
thereof additions to other provisions (see Note 22c)	(2,479)	(2)	(267)	(549)	(83)	(178)	227	(3,331)
Share of profit from associates accounted for under the equity method	0	0	0	17	5	0	130	152
Profit (loss) before finance costs and income taxes	**(602)**	**71**	**257**	**287**	**127**	**(288)**	**426**	**278**
Subsequent adjustment to goodwill	0	0	0	52	0	0	12	64
Exceptional depreciation	30	4	0	9	3	0	11	57
EBIT* pre-goodwill impairment and exceptionals (see definition in Note 5c)	**(572)**	**75**	**257**	**348**	**130**	**(288)**	**449**	**399**
Total finance costs								(244)
Income tax benefit								81
Profit for the period								**115**
Attributable to:								
Equity holders of the parent (Net income)								99
Minority interest								16
OTHER INFORMATION								
Identifiable segment assets (incl. goodwill)[1]	33,958	1,716	4,593	9,591	5,488	1,168	490	57,004
thereof goodwill	*6,374*	*12*	*111*	*2,476*	*575*	*0*	*17*	*9,565*
Investments in associates	0	0	2	88	10	10	1,985	2,095
Segment liabilities[3]	24,096	1,515	3,847	10,398	4,563	1,095	91	45,605
thereof provisions (see Note 22)	*6,124*	*13*	*1,069*	*3,223*	*899*	*300*	*835*	*12,463*
Capital expenditures (incl. leased assets)	1,750	121	110	214	462	68	130	2,855
Depreciation, amortisation	1,140	30	74	131	126	88	102	1,691
Research and development expenses	2,035	13	78	195	71	6	60	2,458

(1) Segment assets exclude investments in associates, current and deferred tax assets as well as cash and cash equivalents and securities as segment result does not include income from associates, total finance costs and income taxes.
(2) Impairment charges relate to Sogerma.
(3) Segment liabilities exclude current and deferred tax liabilities and interest bearing liabilities.
(4) Impairment charge relates mainly to the A380 programme.

The "EBIT* pre-goodwill impairment and exceptionals" in 2006 includes on HQ/Conso. level the elimination of an addition to the provision for loss making contracts (€352 million) recognised in the Airbus division in order to account for the positive margin of the A400M contract on EADS group level. Due to the cost increase of the contract, a negative catch-up in the amount of €(66) million had to be recognised on group level to adjust previously accounted for EBIT* for the years 2003 to 2006.

As a rule, inter-segment transfers are carried out on an arm's length basis. Inter-segment sales predominantly take place between Eurocopter, Defence & Security and Airbus as the Eurocopter and Defence & Security divisions act as suppliers for Airbus aircraft. Moreover, Airbus acts as a main supplier for the A400M programme which is led by the Military Transport Aircraft division.

Capital expenditures represent the additions to property, plant and equipment and to intangible assets (excluding additions to goodwill of €9 million in 2007 and €64 million in 2006; for further details see Note 5e) "Capital expenditures").

* Earnings before interest and taxes, pre-goodwill impairment and exceptionals.

c) EBIT* Pre-Goodwill Impairment and Exceptionals

EADS uses EBIT* pre-goodwill impairment and exceptionals as a key indicator of its economic performance.
The term "exceptionals" refers to such items as depreciation expenses of fair value adjustments relating to the EADS merger, the Airbus Combination and the formation of MBDA, as well as impairment charges thereon. EBIT* pre-goodwill impairment and exceptionals is treated by management as a key indicator to measure the segments' economic performances.

(in €m)	2007	2006	2005
Profit (loss) before finance costs and income taxes	**(33)**	**278**	**2,712**
Disposal of goodwill/subsequent adjustment to goodwill (see Note 4 c.)	12	64	0
Exceptional depreciation/disposal (fixed assets)	73	57	136
Exceptional depreciation (others)	0	0	4
EBIT* pre-goodwill impairment and exceptionals	**52**	**399**	**2,852**

d) Revenues by Destination

(in €m)	2007	2006	2005
Germany	4,332	4,126	3,235
France	3,450	4,271	3,511
United Kingdom	1,991	2,953	2,682
Spain	1,173	1,361	1,017
Other European Countries	6,436	4,465	3,126
North America	7,923	9,425	9,026
Asia/Pacific	8,826	7,857	7,734
Middle East	2,507	3,334	1,860
Latin America	2,054	1,213	645
Other Countries	431	429	1,370
Consolidated	**39,123**	**39,434**	**34,206**

Revenues are allocated to geographical areas based on the location of the customer.

e) Capital Expenditures

(in €m)	2007	2006	2005
France	819	968	946
Germany	477	789	962
United Kingdom	512	715	707
Spain	161	187	150
Other Countries	59	49	53
Capital expenditures excluding leased assets	**2,028**	**2,708**	**2,818**
Leased assets	**30**	**147**	**40**
Capital expenditures	**2,058**	**2,855**	**2,858**

* Earnings before interest and taxes, pre-goodwill impairment and exceptionals.

f) Property, Plant and Equipment by Geographical Area

(in €m)	2007	2006	2005
Germany	3,715	3,909	3,852
France	3,908	3,548	3,140
United Kingdom	3,028	3,177	2,682
Spain	976	937	901
Other Countries	447	615	857
Property, plant and equipment by geographical area	**12,074**	**12,186**	**11,432**

Property, plant and equipment split by geographical area excludes leased assets (2007: €1,319 million, 2006: €1,992 million and 2005: €2,385 million).

6. Revenues

Revenues in 2007 reached €39,123 million compared to €39,434 million in 2006 and €34,206 million in 2005. Revenues in 2007 decreased in comparison to 2006 mainly in Military Transport Aircraft and Defence divisions. The decline at Defence was caused by the change in the percentage of the proportional consolidation from 50% to 37.5% of MBDA. On a comparable basis, revenues of 2006 would have been lower by €418 million. Revenues increased mainly at Eurocopter and Astrium.

Revenues are mainly comprised of sales of goods and services, as well as of revenues associated with construction contracts accounted for under the percentage-of-completion method, contracted research and development and customer financing revenues. In 2007, the revenues from the delivery of goods & services comprise revenues from services including the sale of spare parts of €4,554 million.

For a breakdown of revenues by business segment and geographical region, refer to Note 5 "Segment Reporting".

Detail of **Revenues:**

(in €m)	2007	2006	2005
Total revenues	39,123	39,434	34,206
Thereof revenues from the delivery of goods & services	31,813	31,487	28,649
Thereof revenues from construction contracts	6,241	7,001	4,706

The revenues from construction contracts decrease in 2007 in the Military Transport Aircraft division resulting from A400M partly offset in the Defence & Security and Astrium divisions.

7. Functional Costs

Inventories recognised as an expense during the period amount to €25,259 million (2006: €26,267 million; 2005: €20,800 million).

Cost of sales include the amortisation expenses of fair value adjustments of fixed assets and inventories in the amount of €49 million (2006: €57 million; 2005: €136 million); these are related to the EADS merger, the Airbus Combination and the formation of MBDA.

Personnel expenses are:

(in €m)	2007	2006	2005
Wages, salaries and social contributions	8,696	8,397	8,108
Net periodic pension cost (see Note 22 b)	385	334	377
Total	**9,081**	**8,731**	**8,485**

The decrease in the EADS **gross margin** from €4,712 million to €4,321 million reflects among others charges for A350 and A400M programmes and for Power8 restructuring.

8. Other Income

(in €m)	2007	2006	2005
Other income	233	297	222
Thereof rental income	37	47	48
Thereof income from sale of fixed assets	92	23	39
Thereof release of allowances	11	3	9

Other income in 2007 includes among others the gain from the sale of property in Vélizy, Villepreux and Montigny le Bretonneux in the amount of €50 million as well as the gain from the disposal of investment properties in Neuaubing and Nabern amounting to €20 million, whereas in 2006 the gain from the sale of LFK GmbH and TDW GmbH in the amount of €111 million was included.

9. Share of Profit from Associates Accounted for under the Equity Method and Other Income from Investments

(in €m)	2007	2006	2005
Share of profit from associates	210	152	210
Other income from investments	86	37	15
Total	**296**	**189**	**225**

The **share of profit from associates accounted for under the equity method** in 2007 is mainly derived from the result of the equity investment in Dassault-Aviation of €194 million (2006: €130 million; 2005: €205 million).

The Dassault-Aviation Group reported in 2007 a net income of €382 million (2006: €281 million) of which EADS recognised an amount of €177 million (2006: €130 million) according to its share of 46.3%. In 2007 the equity investment income from

Dassault-Aviation includes positive IFRS catch-up adjustments amounting to €17 million (2006: €0 million; 2005: €64 million).

Other income from investments comprises in 2007 the capital gain of €46 million from the disposal of the 2.13% interest in Embraer and the dividend payment from the Eurofighter Jagdflugzeug GmbH of €13 million. In 2006, other income from investments includes the capital gain of €17 million from the sale of the 13% stake in Diehl BGT Defence GmbH & Co. KG.

10. Total Finance Costs

Interest result in 2007 comprises interest income of €502 million (2006: €454 million; 2005: €423 million) and interest expense of €(701) million (2006: €(575) million; 2005: €(578) million). Included in interest income is the return on cash and cash equivalents, securities and financial assets such as loans and finance leases. Interest expense includes interest on European Government refundable advances of €289 million (2006: €266 million; 2005: €236 million) and on financing liabilities.

Other financial result in 2007 includes among others negative foreign exchange rate effects of Airbus €(274) million (negative impact in 2006: €(136) million; positive impact in 2005: €147 million), charges from the unwinding of discounted provisions at Airbus amounting to €(202) million (2006: €(22) million) and a burden from the fair value measurement of embedded derivatives not used in hedging relationships in the amount of €(5) million (positive impact in 2006: €46 million; negative impact in 2005: €(108) million).

11. Income Taxes

The benefit from (expense for) income taxes is comprised of the following:

(in €m)	2007	2006	2005
Current tax expense	(64)	(112)	(439)
Deferred tax benefit/(expense)	397	193	(386)
Total	**333**	**81**	**(825)**

The Group's parent company, EADS N.V., legally seated in Amsterdam, the Netherlands, applies Dutch tax law using an income tax rate of 25.5% for 31st December 2007 (for 2006: 29.6% and for 2005: 31.5%). In 2006, a new tax law was enacted reducing the income tax rates from 2007 onwards to 25.5%.

Deferred tax assets and liabilities for the Group's French subsidiaries were calculated at 31st December 2007 and 2006 using the enacted tax rate of 34.43% for temporary differences. In 2004, the French corporate tax rate in effect was 33 1/3% plus surcharges of 3% ("contribution additionelle") and 3.3% ("contribution sociale"). In 2004, the French Finance Law (FFL) for 2005 was enacted resulting in a reduction of the "contribution additionelle" to 1.5% in 2005 and nil from 2006 onwards. Accordingly, the applied tax rate for 2007 and 2006 in France is 34.43% (2005: 34.93%).

In 2007, the German government enacted new tax legislation ("Unternehmensteuerreformgesetz 2008") which decreased the federal corporate tax rate from 25% to 15%, being effective as of 1st January 2008. In addition there is a surcharge ("Solidaritätszuschlag") of 5.5% on the amount of federal corporate taxes. For trade taxes, the basic measurement rate has been reduced from 5% to 3.5%, but the tax deductibility of trade tax has been abolished. In aggregate, the enacted tax rate which has been applied to German deferred taxes as of 1st January 2007 amounts to 30% (2006 and 2005: 38.5%).

With respect to the Spanish subsidiaries, the Spanish government enacted on 28th November 2006 a change in the corporate income tax rate for the years 2007 and 2008. As of 1st January 2007 the corporate income tax rate in Spain decreased from 35% to 32.5% and from 2008 onwards will decrease to 30%. Accordingly, deferred tax assets and liabilities of the Group's Spanish entities were calculated using the enacted tax rate of 30%.

All other foreign subsidiaries apply their national tax rates, among others United Kingdom 28% (in 2006: 30%).

The following table shows a reconciliation from the theoretical income tax benefit (expense) - using the Dutch corporate tax rate of 25.5% as at 31st December 2007, 29.6% as at 31st December 2006 and 31.5% at 31st December 2005 - to the reported tax expense. The reconciling items represent, besides the impact of tax rate differentials and changes, non-taxable benefits or non-deductible expenses arising from permanent differences between the local tax base and the reported financial statements according to IFRS rules.

(in €m)	2007	2006	2005
Profit (loss) before income taxes	(770)	34	2,535
* Corporate income tax rate	25.5%	29.6%	31.5%
Expected benefit (expense) for income taxes	196	(10)	(799)
Effects from tax rate differentials	133	65	(54)
Income from investments/associates	109	103	62
Tax credit for R&D expenses	20	34	35
Change of tax rate	(106)	85	(1)
Change in valuation allowances	(3)	(198)	(14)
Tax-free income and non-deductible expenses	(19)	(30)	(28)
Other	3	32	(26)
Reported tax benefit (expense)	**333**	**81**	**(825)**

The change in valuation allowances reflects the updated assessment regarding the recoverability of the deferred tax assets for a tax paying entity in the foreseeable future. In 2006, valuation allowances have increased for Airbus while some were partly released in Astrium. Furthermore in 2006, a tax audit of DASA for the years 1994 until 1999 was finalised. According to the EADS shareholders agreement the related tax expense was reimbursed by Daimler AG. Thus deferred tax assets have been adjusted resulting in a reconciling item of €39 million and included in "other".

Deferred income taxes are the result of temporary differences between the carrying amounts of certain assets and liabilities in the financial statements and their tax bases. Future tax impacts from net operating losses and tax credit carry forwards are also considered in the deferred income tax calculation.

Deferred income taxes are related to the following assets and liabilities:

(in €m)	31st December 2006		Movement through equity		Movement through income statement		31st December 2007	
	Tax assets	Tax liabilities	OCI/ IAS 19	Others[1]	R&D tax credits	Deferred tax benefit (expense)	Tax assets	Tax liabilities
Intangible assets	14	(209)	0	(24)	0	48	22	(193)
Property, plant and equipment	106	(1,224)	0	20	0	103	152	(1,147)
Investments and other long-term financial assets	51	(97)	4	0	0	137	131	(36)
Inventories	669	(227)	0	(10)	0	33	895	(430)
Receivables and other assets	87	(2,445)	(6)	0	0	218	84	(2,230)
Prepaid expenses	1	(23)	0	15	0	(8)	1	(16)
Provision for retirement plans	1,043	0	(173)	(3)	0	(225)	642	0
Other provisions	944	(71)	0	(3)	0	722	1,752	(160)
Liabilities	782	(508)	129	(8)	0	(359)	690	(654)
Deferred income	529	(24)	0	(7)	0	(36)	486	(24)
Net operating loss and tax credit carry forwards	1,425	0	0	(26)	45	(296)	1,148	0
Deferred tax assets/(liabilities) before offsetting	**5,651**	**(4,828)**	**(46)**	**(46)**	**45**	**337**	**6,003**	**(4,890)**
Valuation allowances on deferred tax assets	(664)	0	0	8	0	60	(596)	0
Set-off	(2,363)	2,363	0	0	0	0	(2,702)	2,702
Net Deferred tax assets/(liabilities)	**2,624**	**(2,465)**	**(46)**	**(38)**	**45**	**397**	**2,705**	**(2,188)**

(1) "Others" mainly comprises foreign exchange rate effect and changes in consolidation.

The amount of the Group's deferred tax assets' allowances is based upon management's estimate of the level of deferred tax assets that will be realised in the foreseeable future. In future periods, depending upon the Group's financial results, management's estimate of the amount of the deferred tax assets considered realisable may change, and hence the write-down of deferred tax assets may increase or decrease. The Group has various unresolved issues concerning open income tax years with the tax authorities in a number of jurisdictions. EADS believes that it has recorded adequate provisions for future income taxes that may be owed for all open tax years. Companies in deficit situations in two or more subsequent years recorded a total deferred tax asset balance of €35 million (in 2006: €102 million). Assessments show that these deferred tax assets will be recovered in future through either (i) own projected profits, or (ii) profits of other companies integrated in the same fiscal group ("regime integration fiscal" in France, "steuerliche Organschaft" in Germany) or (iii) via the "loss surrender-agreement" in Great Britain.

Deferred taxes on Net Operating Losses and Tax Credit carry forwards:

(in €m)	France	Germany	Spain	U.K.	Netherlands	Other countries	31st December 2007	31st December 2006
Net Operating Losses (NOL)	507	630	58	1,610	17	43	**2,865**	**3,514**
Trade tax loss carry forwards	-	586	-	-	-	-	**586**	**880**
Tax credit carry forwards	-	-	300	-	5	-	**305**	**249**
Tax effect	**174**	**183**	**318**	**451**	**10**	**12**	**1,148**	**1,425**
Valuation allowances	(28)	(77)	-	(399)	-	(4)	**(508)**	(513)
Deferred tax assets on NOL's and tax credit carry forwards	**146**	**106**	**318**	**52**	**10**	**8**	**640**	**912**

NOLs, capital losses and trade tax loss carry forwards are indefinitely usable in France, Germany and in Great Britain. In Spain, NOLs and tax credit carry forwards expire after 15 years. The first tranche of tax credit carry forwards (€2 million) will expire in 2014. In the Netherlands NOLs and tax credit carry forwards expire after 9 years.

Roll forward of deferred taxes:

(in €m)	2007	2006
Net deferred tax asset beginning of the year	**159**	**604**
Deferred tax benefit in income statement	397	193
Deferred tax recognised directly in AOCI (IAS 39)	127	(638)
Variation of Defined benefit plan actuarial gains	(173)	(24)
Others	7	24
Net deferred tax asset at year end	**517**	**159**

Details of deferred taxes recognised in equity are as follows:

(in €m)	2007	2006
Available-for-sale investments	(2)	(6)
Cash flow hedges	(1,582)	(1,705)
Defined benefit plan actuarial losses	226	399
Total	**(1,358)**	**(1,312)**

Notes to the Consolidated Balance Sheets (IFRS)

12. Intangible Assets

A schedule detailing gross values, accumulated depreciation and net values of intangible assets as of 31st December 2007 is as follows:

Cost

(in €m)	Balance at 1st January 2007	Exchange differences	Additions	Changes in consolidation scope	Reclassification	Disposals	Balance at 31st December 2007
Goodwill	10,710	(29)	9	(29)	0	(12)	10,649
Capitalised development costs	885	(18)	93	(2)	2	(2)	958
Other intangible assets	1,140	(7)	163	7	0	0	1,303
Total	**12,735**	**(54)**	**265**	**(24)**	**2**	**(14)**	**12,910**

Amortisation

(in €m)	Balance at 1st January 2007	Exchange differences	Amortisation charge	Changes in consolidation scope	Reclassification	Disposals	Balance at 31st December 2007
Goodwill	(1,145)	9	0	6	0	0	(1,130)
Capitalised development costs	(12)	0	(46)	0	(2)	2	(58)
Other intangible assets	(723)	7	(181)	7	0	0	(890)
Total	**(1,880)**	**16**	**(227)**	**13**	**(2)**	**2**	**(2,078)**

Net book value

(in €m)	Balance at 1st January 2007	Exchange differences	Additions	Changes in consolidation scope	Reclassification	Disposals	Balance at 31st December 2007
Goodwill	9,565	(20)	9	(23)	0	(12)	9,519
Capitalised development costs	873	(18)	47	(2)	0	0	900
Other intangible assets	417	0	(18)	14	0	0	413
Total	**10,855**	**(38)**	**38**	**(11)**	**0**	**(12)**	**10,832**

A schedule detailing gross values, accumulated depreciation and net values of intangible assets as of 31st December 2006 is as follows:

Cost

(in €m)	Balance at 1st January 2006	Exchange differences	Additions	Changes in consolidation scope	Reclassification	Disposals	Balance at 31st December 2006
Goodwill	11,306	2	64	15	0	(677)(1)	10,710
Capitalised development costs	466	3	411	0	5	0	885
Other intangible assets	1,023	0	161	23	(8)	(59)	1,140
Total	**12,795**	**5**	**636**	**38**	**(3)**	**(736)**	**12,735**

Amortisation/Impairment

(in €m)	Balance at 1st January 2006	Exchange differences	Amortisation charge	Changes in consolidation scope	Reclassification	Disposals	Balance at 31st December 2006
Goodwill	(1,139)	0	0	(6)	0	0	(1,145)
Capitalised development costs	(4)	0	(7)	0	(1)	0	(12)
Other intangible assets	(600)	0	(196)	10	8	55	(723)
Total	**(1,743)**	**0**	**(203)**	**4**	**7**	**55**	**(1,880)**

Net book value

(in €m)	Balance at 1st January 2006	Exchange differences	Additions	Changes in consolidation scope	Reclassification	Disposals	Balance at 31st December 2006
Goodwill	10,167	2	64	9	0	(677)(1)	9,565
Capitalised development costs	462	3	404	0	4	0	873
Other intangible assets	423	0	(35)	33	0	(4)	417
Total	**11,052**	**5**	**433**	**42**	**4**	**(681)**	**10,855**

(1) Subsequent adjustment of cost of Airbus business combination in the amount of €(613) million and finalisation of tax audit of €(64) million (see below for further details).

On 7th June 2006 BAE Systems exercised a put option to sell its 20% stake in Airbus at a fair value of €2,750 million to EADS (accounted at 31st December 2005 with €3,500 million). The transaction became effective as of 13rd October 2006. In accordance with the Airbus shareholders' agreement, an independent investment bank has determined the purchase price. Compared to 2005's contingent consideration of the Airbus business combination, the acquisition cost of the 20% stake in Airbus was reduced, leading to a decrease in goodwill by €613 million after taking into consideration a dividend payment to BAE Systems of €129 million in 2006 and transaction costs.

In 2006, a tax audit of DASA for the years 1994 until 1999 was finalised. According to the EADS shareholders agreement the related tax expense was reimbursed by Daimler AG. Thus deferred tax assets and goodwill have been adjusted as of 31st December 2006 in Defence & Security by €52 million and Headquarters by €12 million.

EADS acquired on 3rd August 2006 40% of the shares of the Atlas Elektronik group, specialised in equipment and systems for naval forces, which is consolidated proportionally. The difference between the purchase price and the acquired net assets led to the recognition of a goodwill of €41 million.

Goodwill impairment tests

EADS performed impairment tests on Cash Generating Unit (CGU) level (on segment level or one level below) in the fourth quarter of the financial year.

As of 31st December 2007 and 2006, goodwill was allocated to Cash Generating Units, which is summarised in the following schedule on segment level:

(in €m)	Airbus	Military Transport Aircraft	Eurocopter	Defence & Security	Astrium	Other Businesses	HQ/Conso.	Consolidated
Goodwill as of 31st December 2007	6,374	12	111	2,431	574	0	17	9,519
Goodwill as of 31st December 2006	6,374	12	111	2,476	575	0	17	9,565

The discounted cash flow method has been applied as a primary valuation approach to determine the value in use of the CGUs. Generally, cash flow projections used for EADS impairment testing are based on current operative planning.

The current operative planning takes into account general economic data derived from external macroeconomic and financial studies. The operative planning assumptions reflect for the periods under review specific inflation rates and future labour expenses in the European Countries where the major production facilities are located. Regarding the expected future labour expenses, an increase of 3 to 4% was implied. In addition, future interest rates are also projected per geographical market, for the European Monetary Union, Great Britain and the USA.

EADS follows an active policy of foreign exchange risk hedging. As of 31st December 2007 the total hedge portfolio with maturities up to 2013 amounts to USD 51 billion (of which USD 6 billion relate to USD/GBP hedges) and covers a major portion of the foreign exchange exposure expected over the period of the operative planning (2008 to 2012). The average USD/€ hedge rate of the USD/€ hedge portfolio until 2013 amounts to USD/€ 1.26 and for the USD/GBP hedge portfolio until 2012 amounts to USD/GBP 1.71. For the determination of the operative planning in the Cash Generating Units management assumed future exchange rates of USD/€ 1.45 for 2008 onwards and GBP/€ 0.70 from 2008 onwards to convert in € the portion of future USD and GBP denominated revenues which are not hedged. Foreign exchange exposure arises mostly from Airbus and to a lesser extent from the other EADS divisions.

The assumption for the perpetuity growth rate used to calculate the terminal values in general amounts to 2% and has remained unchanged from prior years. These current forecasts are based on past experience as well as on future expected market developments.

Airbus Segment

For the purpose of impairment testing, Airbus segment is considered as a single CGU. The goodwill allocated to Airbus relates to the contribution of Airbus U.K., Airbus Germany and Airbus Spain.

The impairment test for Airbus has been conducted based on a fair value less cost to sell methodology. The main assumptions and the recoverable amount obtained have been compared for reasonableness to market data.

The assessment was based on the following key specific assumptions, which represent management current best assessment as of the date of these Consolidated Financial Statements:

- Projected cash flows for the next five years are based on Airbus operative plan. In the absence of long-term financial reference, expected cash flows generated beyond the planning horizon are considered through a Terminal Value. The terminal value has been based on a normative view covering a full aeronautic cycle. The Long Range segment is reflected separately through the Business Case of A350 XWB programme.
- Airbus general market forecast was used as a long-term business assumption with sustaining of current market share per segment. No severe market downturn is forecasted. Cash flow projections include all of the estimated cost savings of the Power8 programme.
- Cash flows have been determined per currency (U.S. dollar and Euro). Accordingly applied discount rates reflect interest rate differential between dollar and euro zones. The USD denominated cash flows were discounted using a weighted average cost of capital after-tax (WACC) of 9.3%, while the Euro denominated cash flows' WACC was 9.5%. The USD discounted flows were then converted into € using U.S. dollar/Euro market spot rate (for the terminal value, the forward rate applied is USD/€ 1.50).
- Carrying value as well as planned cash flow include benefits from the existing hedge portfolio as per end December 2007.

With regard to the assessment of the fair value less cost to sell for the CGU Airbus, EADS management believes that the likelihood of a change in the above key assumptions to an extent that would cause the recoverable amount to fall below the carrying value is remote.

The recoverable amount is particularly sensitive in the following areas:

- A change of the Euro against the U.S. dollar by 5 cents would lead to a change of the recoverable amount by +3.4 bn € (if 5 cents in decrease), -3.1 bn € (if 5 cents in addition).
- A reduction in the perpetuity growth rate by 0.5% would lead to a reduction of the recoverable amount by -0.9 bn €.
- An increase of 50 basis points in the WACC would change the recoverable amount by -1.8 bn €, a decrease by +2 bn €.
- 50% achievement of the planned cash savings of Power8 plan would change the recoverable amount by -11.3 bn €. Such a shortfall would trigger additional structural measures that cannot be sized at this stage.

The current positive difference between the recoverable value and the book value of Airbus' net assets indicates, that individually each of the assessed (negative) impacts of sensitivities would not imply an impairment charge in the EADS accounts.

Other EADS Segments

The impairment test for all other Cash Generating Units was based on the value in use calculation computed by applying a pre-tax discount rate of 12.1%. Cash flow projections are based on current operative planning covering a five-year planning period.

For the Defence & Security division, a sustainable growth in revenues is assumed in the operative planning. This is driven by a strong order intake in 2007 and further key orders expected in the next three years, as for example Eurofighter 3rd tranche and export contracts - Unmanned Aerial Vehicles ("UAV") and Missile export orders. The operating margin of the division is expected to increase over the operative planning period thanks to the constantly volume growth and benefiting from initiated cost saving programmes.

The order book of the Astrium division as of 31st December 2007 (including satellites, launchers, ballistic missiles and military telecom services) supports the strong revenue increase which is assumed for this division over the operative planning period. The successful launch of Skynet 5A and 5B in 2007, despite further development and production of the Skynet V satellites and ground infrastructure had a positive impact on Astrium Division's 2007 cash flow and will positively contribute in the future, thanks to the ramped-up level of revenues from the U.K. Ministry of Defence (MoD).

The recoverable amounts of all Cash Generating Units have exceeded their carrying amounts, indicating no goodwill impairment for 2007 and 2006.

Development Costs

EADS has capitalised development costs in the amount of €900 million as of 31st December 2007 (€873 million as of 31st December 2006) as internally generated intangible assets mainly for the Airbus A380 programme. The amortisation for the A380 programme has started when entering into final assembly line, on a unit of production basis.

13. Property, Plant and Equipment

Schedules detailing gross values, accumulated depreciation and net values of property, plant and equipment show the following as of 31st December 2007:

Cost

(in €m)	Balance at 1st January 2007	Exchange differences	Additions	Change in consolidation scope(1)	Reclassification	Disposals	Balance at 31st December 2007
Land, leasehold improvements and buildings including buildings on land owned by others	6,142	(49)	135	(49)	419	(126)	6,472
Technical equipment and machinery	10,063	(314)	402	(59)	1,355	(313)	11,134
Other equipment, factory and office equipment	5,067	(170)	203	(37)	(12)	(1,195)	3,856
Advance payments relating to plant and equipment as well as construction in progress	3,618	(137)	1,066	(1)	(2,059)	(13)	2,474
Total	**24,890**	**(670)**	**1,806**	**(146)**	**(297)**	**(1,647)**	**23,936**

Depreciation

(in €m)	Balance at 1st January 2007	Exchange differences	Additions	Change in consolidation scope(1)	Reclassification	Disposals	Balance at 31st December 2007
Land, leasehold improvements and buildings including buildings on land owned by others	(2,319)	10	(259)	22	34	88	(2,424)
Technical equipment and machinery	(5,886)	191	(967)	44	122	304	(6,192)
Other equipment, factory and office equipment	(2,462)	77	(263)	33	68	665	(1,882)
Advance payments relating to plant and equipment as well as construction in progress	(45)	1	(2)	0	0	1	(45)
Total	**(10,712)**	**279**	**(1,491)**	**99**	**224**	**1,058**	**(10,543)**

Net book value

(in €m)	Balance at 1st January 2007	Exchange differences	Additions	Change in consolidation scope(1)	Reclassification	Disposals	Balance at 31st December 2007
Land, leasehold improvements and buildings including buildings on land owned by others	3,823	(39)	(124)	(27)	453	(38)	4,048
Technical equipment and machinery	4,177	(123)	(565)	(15)	1,477	(9)	4,942
Other equipment, factory and office equipment	2,605	(93)	(60)	(4)	56	(530)	1,974
Advance payments relating to plant and equipment as well as construction in progress	3,573	(136)	1,064	(1)	(2,059)	(12)	2,429
Total	**14,178**	**(391)**	**315**	**(47)**	**(73)**	**(589)**	**13,393**

(1) The percentage of the proportional consolidation of MBDA has been changed from 50% to 37.5% as of 1st January 2007 leading to an impact of €(64) million in 2007.

Schedules detailing gross values, accumulated depreciation and net values of property, plant and equipment show the following as of 31st December 2006:

Cost

(in €m)	Balance at 1st January 2006	Exchange differences	Additions	Change in consolidation scope	Reclassification	Disposals	Balance at 31st December 2006
Land, leasehold improvements and buildings including buildings on land owned by others	5,739	(2)	175	1	314	(85)	6,142
Technical equipment and machinery	8,178	(28)	385	17	1,653(1)	(142)	10,063
Other equipment, factory and office equipment	6,238	(233)	315	(30)	(767)(1)	(456)	5,067
Advance payments relating to plant and equipment as well as construction in progress	3,474	27	1,404	(8)	(1,259)	(20)	3,618
Total	**23,629**	**(236)**	**2,279**	**(20)**	**(59)**	**(703)**	**24,890**

Depreciation

(in €m)	Balance at 1st January 2006	Exchange differences	Additions	Change in consolidation scope	Reclassification	Disposals	Balance at 31st December 2006
Land, leasehold improvements and buildings including buildings on land owned by others	(2,096)	2	(285)	0	(8)	68	(2,319)
Technical equipment and machinery	(4,568)	3	(869)	(11)	(576)(2)	135	(5,886)
Other equipment, factory and office equipment	(3,104)	103	(289)	30	619(2)	179	(2,462)
Advance payments relating to plant and equipment as well as construction in progress	(44)	0	0	0	(1)	0	(45)
Total	**(9,812)**	**108**	**(1,443)**	**19**	**34**	**382**	**(10,712)**

Net book value

(in €m)	Balance at 1st January 2006	Exchange differences	Additions	Change in consolidation scope	Reclassification	Disposals	Balance at 31st December 2006
Land, leasehold improvements and buildings including buildings on land owned by others	3,643	0	(110)	1	306	(17)	3,823
Technical equipment and machinery	3,610	(25)	(484)	6	1,077(3)	(7)	4,177
Other equipment, factory and office equipment	3,134	(130)	26	0	(148)(3)	(277)	2,605
Advance payments relating to plant and equipment as well as construction in progress	3,430	27	1,404	(8)	(1,260)	(20)	3,573
Total	**13,817**	**(128)**	**836**	**(1)**	**(25)**	**(321)**	**14,178**

(1) Reclassification of the at cost value from "other equipment, factory and office equipment" to "technical equipment and machinery" to harmonise presentations in the amount of €848 million.
(2) Reclassification of the cumulative depreciation from "other equipment, factory and office equipment" to "technical equipment and machinery" to harmonise presentations in the amount of €587 million.
(3) Reclassification of the net book value from "other equipment, factory and office equipment" to "technical equipment and machinery" to harmonise presentations in the amount of €261 million.

The 2006 depreciation of **Property, plant and equipment** includes impairment charges of €189 million mainly related to Airbus (A380) and Sogerma.

Property, plant and equipment include at 31st December 2007 and 2006, buildings, technical equipment and other equipment accounted for in fixed assets under finance lease agreements for net amounts of €121 million and €140 million, net of accumulated depreciation of €128 million and €399 million. The related depreciation expense for 2007 was €12 million (2006: €35 million; 2005: €31 million). For investment property please refer to Note 33 "Investment property".

Other equipment, factory and office equipment include the net book value of "aircraft under operating lease" for €1,319 million and €1,992 million as of 31st December 2007 and 2006, respectively; related accumulated depreciation is €891 million and €1,509 million. Depreciation expense for 2007 amounts to €105 million (2006: €137 million; 2005: €231 million).

The "aircraft under operating lease" include:

i) Group's sales finance activity in the form of aircraft which have been leased out to customers and are classified as operating leases: They are reported net of the accumulated impairments. These sales financing transactions are generally secured by the underlying aircraft used as collateral (see Note 29 "Commitments and contingencies" for details on sales financing transactions).

The corresponding non-cancellable future operating lease payments (not discounted) due from customers to be included in revenues, at 31st December 2007 are as follows:

(in €m)	
Not later than 2008	84
Later than 2008 and not later than 2012	219
Later than 2012	151
Total	**454**

ii) Aircraft which have been accounted as "operating lease" because they were sold under terms that include asset value guarantee commitments with the present value of the guarantee being more than 10% of the aircraft's sales price (assumed to be the fair value). Upon the initial sale of these aircraft to the customer, their total cost previously recognised in inventory is transferred to "Other equipment, factory and office equipment" and depreciated over its estimated useful economic life, with the proceeds received from the customer being recorded as deferred income (see Note 26 "Deferred income").

The total net book values of aircraft under operating lease are as follows:

(in €m)	31st December 2007	31st December 2006
(i) Net book value of aircraft under operating lease before impairment charge	600	1,216
Accumulated impairment	(102)	(272)
Net book value of aircraft under operating lease	498	944
(ii) Aircraft under operating lease with the present value of the guarantee being more than 10%	821	1,048
Total Net Book value of aircraft under operating lease	**1,319**	**1,992**

For details please refer to Note 29 "Commitments and contingencies".

14. Investments in Associates Accounted for under the Equity Method, Other Investments and Other Long-Term Financial Assets

The following table sets forth the composition of investments in associates accounted for under the equity method, other investments and other long-term financial assets:

(in €m)	31st December 2007	31st December 2006
Investments in associates accounted for under the equity method	**2,238**	**2,095**
Non-current other investments and other long-term financial assets		
Other investments	404	545
Other long-term financial assets	1,149	1,121
Total	**1,553**	**1,666**
Current portion of other long-term financial assets	**166**	**103**

Investments in associates accounted for under the equity method as of 31st December 2007 and 2006, mainly contain EADS' interest in Dassault-Aviation Group (46.30% at 31st December 2007 and at 31st December 2006) of €2,121 million and €1,985 million. The Dassault-Aviation Group reported in 2007 a net income of €382 million (2006: €281 million) of which EADS recognised an amount of €177 million (2006: €130 million) according to its share of interest. In 2007, the equity investment income from Dassault-Aviation includes positive IFRS catch-up adjustments amounting to €17 million (2006: €0 million). In addition, as at 31st December 2007, €(6) million (in 2006: €34 million) were recognised in AOCI in relation with the Dassault-Aviation equity investment.

The following table illustrates summarised financial information of the EADS investment of 46.3% in Dassault-Aviation as of 31st December 2007 and 2006:

(in €m)	31st December 2007	31st December 2006
Share of the associate's balance sheet:		
Non-current assets	1,949	1,549
Current assets	2,487	2,353
Non-current liabilities	145	175
Current liabilities	2,554	2,126
Total equity	1,737	1,601
Share of the associate's revenues and profit:		
Revenues	1,891	1,529
Net Income	177	130
Carrying amount of the investment	**2,121**	**1,985**

A list of major investments in associates and the proportion of ownership is included in Appendix "Information on principal investments".

Other investments comprise EADS' investment in various non-consolidated entities, the most significant being at 31st December 2007, the participation of 10% in Irkut amounting to €62 million (2006: €77 million). The investment in Embraer was sold in February 2007 (2006: €123 million).

Other long-term financial assets of €1,149 million (2006: €1,121 million) and the **current portion of other long-term financial assets** of €166 million (in 2006: €103 million) encompass mainly the Group's sales finance activities in the form of finance lease receivables and loans from aircraft financing. They are reported net of accumulated impairments. These sales financing transactions are generally secured by the underlying aircraft used as collateral (see Note 29 "Commitments and contingencies" for details on sales financing transactions).

Loans from aircraft financing are provided to customers to finance the sale of aircraft. These loans are long-term and normally have a maturity which is linked to the use of the aircraft by the customer. The calculation of the net book value is:

(in €m)	31st December 2007	31st December 2006
Outstanding gross amount of loans to customers	346	247
Accumulated impairment	(79)	(90)
Total net book value of loans	**267**	**157**

Finance lease receivables from aircraft financing are as follows:

(in €m)	31st December 2007	31st December 2006
Minimum lease payments receivables	795	901
Unearned finance income	(105)	(162)
Accumulated impairment	(112)	(109)
Total net book value of finance lease receivables	**578**	**630**

Future minimum lease payments from investments in finance leases to be received are as follows (not discounted):

(in €m)	
Not later than 2008	128
Later than 2008 and not later than 2012	269
Later than 2012	398
Total	**795**

Additionally included are €470 million and €437 million of other loans as of 31st December 2007 and 2006, e.g. loans to employees.

Defeased bank deposits of €677 million and €927 million as of 31st December 2007 and 2006, respectively have been offset against financing liabilities.

15. Inventories

Inventories at 31st December 2007 and 2006 consist of the following:

(in €m)	31st December 2007	31st December 2006
Raw materials and manufacturing supplies	1,596	1,283
Work in progress	12,253	11,260
Finished goods and parts accounted for at lower of cost and net realisable value	1,217	1,224
Advance payments to suppliers	3,840	3,125
Total	**18,906**	**16,892**

The increase in work in progress of €993 million was mainly driven by Airbus' A380 programme, the A400M programme and the ramp-up at Eurocopter partly compensated by the MBDA quotation change from 50% to 37.5% in the amount of €(318) million. The increase of advance payments provided to suppliers mainly reflects activities in Airbus for supplier funding and in Defence for Eurofighter Series Production Equipment.

The finished goods and parts for resale before write-down to net realisable value amount to €1,565 million in 2007 (2006: €1,559 million) and work in progress before write-down to net realisable value amounts to €13,632 million (2006: €12,186 million). Write downs for finished goods and services are recorded when it becomes probable that total estimated contract costs will exceed total contract revenues. The impairment charges in 2007 and 2006 for work in progress mainly relate to the A380 programme.

16. Trade Receivables

Trade receivables at 31st December 2007 and 2006 consist of the following:

(in €m)	31st December 2007	31st December 2006
Receivables from sales of goods and services	5,026	5,227
Allowance for doubtful accounts	(387)	(375)
Total	**4,639**	**4,852**

Trade receivables are classified as current assets. As of 31st December 2007 and 2006, respectively, €175 million and €132 million of trade receivables are not expected to be collected within one year.

In application of the **percentage of completion** (POC) method, as of 31st December 2007 an amount of €1,488 million (in 2006: €1,477 million) for construction contracts is included in the trade receivables net of related advance payments received.

(in €m)	2007
Construction contracts: assets	5,134
Construction contracts: liabilities	(5,409)
Construction contracts, net liabilities	**(275)**
This amount corresponds to:	
Aggregated amount of costs incurred and recognised profits (less recognised losses) to date;	21,128
Less, progress billings	(21,403)

The respective movement in the allowance for doubtful accounts in respect of trade receivables during the year was as follows:

(in €m)	2007	2006
Allowance balance at 1st January	(375)	(407)
Utilisations/Disposals	18	53
Write-downs/reversal of write downs	(33)	(18)
Foreign exchange rate differences	3	(3)
31st December	**(387)**	**(375)**

Based on historic default rates, the Group believes that no allowance for doubtful accounts is necessary in respect of trade receivables not past due in the amount of €3,403 million.

17. Other Assets

Other assets at 31st December 2007 and 2006 consist of the following:

(in €m)	31st December 2007	31st December 2006
Non current other assets		
Positive fair values of derivative financial instruments	2,440	3,235
Prepaid expenses	808	683
Capitalised settlement payments to German Government	166	198
Others	129	115
Total	**3,543**	**4,231**
Current other assets		
Positive fair values of derivative financial instruments	2,955	2,032
Value Added Tax claims	627	595
Prepaid expenses	401	384
Receivables from related companies	363	289
Receivables from affiliated companies	81	125
Loans	101	37
Others	644	552
Total	**5,172**	**4,014**

The capitalised settlement payments to the German Government are attributable to refundable advances which are amortised through the income statement (in cost of sales) at the delivery pace of the corresponding aircraft.

18. Securities

The Group's security portfolio amounts to €4,289 million and €1,843 million as of 31st December 2007 and 2006, respectively. The security portfolio contains a **non-current portion** of available-for-sale-securities of €2,406 million (in 2006: €1,294 million) and securities designated at fair value through profit and loss of €285 million (in 2006: €0 million) as well as a **current portion** of available-for-sale-securities of €1,598 million (in 2006: €549 million).

Included in the securities portfolio as of 31st December 2007 and 2006, respectively are corporate bonds bearing either fixed rate coupons (€827 million nominal value; 2006: €489 million) or floating rate coupons (€3,219 million nominal value; 2006: €993 million) as well as capital protected Notes of Hedgefunds (€275 million nominal value; 2006: €0 million) and other funds (€4 million nominal value). In 2006, there were additionally also credit instruments bearing floating rate coupons (€294 million nominal value) and equity instruments (€51 million nominal value).

19. Non-Current Assets/Disposal Groups Classified as Held for Sale

At 31st December 2007 EADS Group does not account for **non-current assets/disposal groups classified as held for sale** (in 2006: €76 million). The previous year's figure concerns assets and disposal groups mainly related to Sogerma.
The disposal group in 2006 includes **liabilities directly associated with non-current assets classified as held for sale** amounting to €64 million.

At 31st December 2006, EADS held three subsidiaries for sale in the Group's Financial Statements. The net assets were written down to the lower of their carrying amount or fair value less costs to sell resulting in an impairment loss of €(84) million.

As of 1st December 2006, EADS carried out a spin-off of the MRO business located in Bordeaux into a separate legal entity "Sogerma Services" and sold 40% of the shares for no consideration. The remaining 60% shares of Sogerma Services as well as the shares of the subsidiaries Barfield and Sogerma Tunisia were sold beginning of January 2007. The corresponding assets and liabilities of these companies are thus presented as held for sale as of 31st December 2006.

The non-current assets and disposal groups classified as held for sale comprise as of 31st December 2006 trade receivables of €34 million, inventories of €15 million and other assets in the amount of €10 million for the Sogerma business. Included are also Airbus assets of €17 million concerning mainly sales financing activities.

As of 31st December 2006, the corresponding liabilities for the Sogerma business, accounted for as **Liabilities directly associated with non-current assets classified as held for sale** amount to €64 million and comprise current other liabilities (€27 million), provisions (€14 million), short term financing liabilities (€12 million) and other liabilities (€11 million).

20. Total Equity

The reconciliation of movement in capital and reserves for the years ended 31st December 2007, 2006 and 2005 is presented in the following table:

		Equity attributable to equity holders of the parent						Minority interests	Total equity
(in €m)	Note	Capital stock	Share premium	Other reserves	Accumulated other comprehensive income	Treasury shares	Total		
Balance at 31st December 2004		**810**	**8,952**	**(1,450)**	**7,678**	**(177)**	**15,813**	**134**	**15,947**
Total recognised income and expenses				1,401	(3,696)		(2,295)	19	(2,276)
Capital increase		9	178				187		187
Share-based Payment (IFRS 2)	31			33			33		33
Cash distribution to EADS N.V. shareholders			(396)				(396)		(396)
Purchase of treasury shares						(288)	(288)		(288)
Cancellation of treasury shares		(1)	(19)			20	0		0
Balance at 31st December 2005		**818**	**8,715**	**(16)**	**3,982**	**(445)**	**13,054**	**153**	**13,207**
Total recognised income and expenses				(591)	973		382	(4)	378
Capital increase		5	89				94		94
Share-based Payment (IFRS 2)	31			40			40		40
Cash distribution to EADS N.V. shareholders/dividends paid to minority interests			(520)				(520)	(16)	(536)
Change in minority interests							0	4	4
Purchase of treasury shares						(35)	(35)		(35)
Cancellation of treasury shares		(7)	(124)			131	0		0
Balance at 31st December 2006		**816**	**8,160**	**(567)**	**4,955**	**(349)**	**13,015**	**137**	**13,152**
Total recognised income and expenses				(43)	121		78	41	119
Capital increase		3	43				46	2	48
Share-based Payment (IFRS 2)	31			48			48		48
Cash distribution to EADS N.V. shareholders/dividends paid to minority interests			(97)				(97)	(1)	(98)
Change in minority interests(1)							0	(94)	(94)
Cancellation of treasury shares		(5)	(138)			143	0		0
Balance at 31st December 2007		**814**	**7,968**	**(562)**	**5,076**	**(206)**	**13,090**	**85**	**13,175**

(1) The total amount is related to the change in the percentage of the proportional consolidation of MBDA from 50% in 2006/2005 to 37.5%; please refer to Note 3 "Scope of Consolidation".

The following table shows the development of the number of shares outstanding:

Number of shares	2007	2006
Issued as at 1st January	**815,931,524**	**817,743,130**
Issued for ESOP	2,037,835	0
Issued for exercised options	613,519	4,845,364
Cancelled	(4,568,405)	(6,656,970)
Issued as at 31st December	**814,014,473**	**815,931,524**
Treasury shares as at 31st December	(9,804,998)	(13,800,531)
Outstanding as at 31st December	**804,209,475**	**802,130,993**

EADS' shares are exclusively ordinary shares with a par value of €1.00. The authorised share capital consists of 3,000,000,000 shares.

On 4th May 2007, the Shareholders' General Meeting of EADS renewed the authorisation given to the Board of Directors to issue shares and to grant rights to subscribe for shares which are part of the Company's authorised share capital, provided that such powers will be limited to 1% of the Company's authorised capital from time to time and to have powers to limit and to exclude preferential subscription rights, in both cases for a period expiring at the Shareholders' General Meeting to be held in 2009.

The Shareholders' General Meeting on 4th May 2007 also renewed the authorisation given to the Board of Directors for a new period of 18 months from the date of the Annual General Meeting, to repurchase shares of the Company, by any means, including derivative products, on any stock exchange or otherwise, as long as, upon such repurchase, the Company will not hold more than 10% of the Company's issued share capital and at a price not less than the nominal value and not more than the higher of the price of the last independent trade and the highest current independent bid on the trading venues of the regulated market of the country in which the purchase is carried out. This authorisation supersedes and replaces the authorisation given by the Annual General Meeting of 4th May 2006.

Furthermore, the Shareholders' General Meeting authorised both the Board of Directors and the Chief Executive Officers, with power of substitution, to cancel up to a maximum of 4,568,405 shares. On 12th July 2007, the Chief Executive Officers decided to cancel 4,568,405 treasury shares.

On 4th May 2007, the Shareholders' General Meeting also decided to distribute the result of the fiscal year 2006 resulting in a gross amount of €0.12 per share, which was paid on 16th May 2007. Relating to the fiscal year 2007 a cash distribution of €0.12 per share is proposed.

In total EADS purchased in 2007 572,872 treasury shares (in 2006: sale of 145,203 treasury shares) and cancelled 4,568,405 shares (in 2006: 6,656,970 shares), resulting in an amount of 9,804,998 treasury shares at 31st December 2007 (in 2006: 13,800,531 treasury shares).

Capital stock comprises the nominal amount of shares outstanding. The addition to capital stock represents the contribution for exercised options of €613,519 (in 2006: €4,845,364) in compliance with the implemented stock option plans and €2,037,835 by employees under the 2007 Employee Stock Ownership Plan. In 2006, the Employee Stock Ownership Plan was cancelled and consequently, EADS did not issue any new shares.

Share premium mainly results from contributions in kind in the course of the creation of EADS, cash contributions from the Initial Public Offering, capital increases and reductions due to the issuance and cancellation of shares as well as cash distributions to EADS N.V. shareholders. Other reserves include among others retained earnings, reduced by the recognition of actuarial gains and losses of pension obligations, net of deferred taxes. Accumulated other comprehensive income consists of all amounts recognised directly in equity resulting from changes in fair value of financial instruments that are classified as available-for-sale or that form part of hedging relationships in effective cash-flow hedges as well as from currency translation adjustments of foreign entities. Treasury shares represent the amount paid for own shares held in treasury.

21. Capital Management

EADS seeks to maintain a strong financial profile to safeguard its going concern, financial flexibility as well as shareholders' and other stakeholders' confidence in the Group.

As part of its capital management, it is one of EADS' objectives to maintain a strong credit rating by institutional rating agencies. This enables EADS to contain the Group's cost of capital which positively impacts its stakeholder value (entity value). Next to other also non-financial parameters, the credit rating is based on factors such as capital ratios, profitability and liquidity ratios. EADS focuses on keeping them in a preferable range.

Currently, EADS' long-term rating from Standard & Poor's is BBB+ (Outlook: stable) and A1 (Outlook: stable) from Moody's Investors Service respectively. In accordance with its conservative financial policy it is essential for EADS to maintain an investment grade rating.

EADS' management currently implements a monitoring system which allows benchmarking the return on capital by comparing it with the cost of capital. EADS basically defines return on capital as operating income before interest expense after tax (NOPAT) divided by the sum of total shareholders' equity and interest bearing liabilities, excluding components arising from cash flow hedges.

The Group also monitors the level of dividends paid to its shareholders.

As mentioned above, the Group reassessed its approach to capital management in 2007. The focus is now on total interest bearing liabilities as one of the capital components rather than on "net liabilities" (interest bearing liabilities net of cash and cash equivalents) as in previous years. Capital management is part of EADS' management by objectives which is planned to be re-aligned with EADS' change in capital definition.

EADS satisfies its obligations arising from share-based payment plans by issuing new shares. In order to avoid any dilution of its current shareholders out of these share-based payment plans, EADS has accordingly decided to buy back and cancel its own shares following the decisions of the Board of Directors and approval of the Annual General Meeting (AGM). Apart from this purpose, EADS generally does not trade with treasury shares.

EADS complies with the capital requirements under applicable law and its articles of association.

22. Provisions

Provisions are comprised of the following:

(in €m)	31st December 2007	31st December 2006
Provision for retirement plans (see Note 22 b)	4,517	5,747
Provision for deferred compensation (see Note 22 a)	151	136
Retirement plans and similar obligations	**4,668**	**5,883**
Other provisions (see Note 22 c)	7,765	6,580
Total	**12,433**	**12,463**
Thereof non-current portion	8,055	8,911
Thereof current portion	4,378	3,552

Regarding the retrospective change in presentation of "Other provisions" (€(152) million in non-current portion and €(79) million in current portion) with the related reclassification of "Financial Instruments" to "Other liabilities" please refer to Note 2 "Summary of significant accounting policies".

As of 31st December 2007 and 2006, respectively, €4,382 million and €5,602 million of retirement plans and similar obligations and €3,673 million and €3,309 million of other provisions mature after more than one year.

a) Provisions for deferred compensation

This amount represents obligations that arise if employees elect to convert part of their remuneration or bonus into an equivalent commitment for deferred compensation.

b) Provisions for retirement plans

When Group employees retire, they receive indemnities as stipulated in retirement agreements, in accordance with regulations and practices of the countries in which the Group operates.

French law stipulates that employees are paid retirement indemnities on the basis of the length of service.

In Germany, EADS has a pension plan (P3) for executive and non-executive employees in place. Under this plan, the employer makes contributions during the service period, which are dependent on salary in the years of contribution and years of service. These contributions are converted into components which become part of the accrued pension liability at the end of the year. Total benefits are calculated as a career average over the entire period of service.

Certain employees that are not covered by the new plan receive retirement indemnities based on salary earned in the last year or on an average of the last three years of employment. For some executive employees, benefits are depending on final salary at the date of retirement and the time period as executive. In Q4 2007, EADS implemented a Contractual Trust Arrangement (CTA) for EADS' pension obligation. The CTA structure is that of a bilateral trust arrangement. Assets that are transferred to the CTA qualify as plan assets under IAS 19.

In the U.K., EADS participates in several funded trustee-administered pension plans for both executive and non-executive employees with BAE Systems being the principal employer. These plans qualify as multi-employer defined benefit plans under IAS 19 "Employee Benefits". EADS' most significant investments in terms of employees participating in these BAE Systems U.K. pension plans are Airbus U.K. and MBDA U.K.. For Airbus, this remains the case even subsequent to the acquisition of BAE Systems' 20% minority interests on 13rd October 2006. Participating Airbus U.K. employees have continued to remain members in the BAE Systems U.K. pension plans due to the U.K. pension agreement between EADS and BAE Systems and a change in U.K. pensions legislation enacted in April 2006.

Generally, based on the funding situation of the respective pension schemes, the pension plan trustees determine the contribution rates to be paid by the participating employers to adequately fund the schemes. The different U.K. pension plans in which EADS investments participate are currently underfunded. BAE Systems has agreed with the trustees various measures designed to make good the underfunding. These includes i) regular contribution payments for active employees well above such which would prevail for funded plans and ii) extra employers' contributions.

Due to the contractual arrangements between EADS and BAE Systems, EADS' contributions in respect of its investments for the most significant pension scheme (Main Scheme) are capped for a defined period of time (until July 2011 for Airbus U.K. and until December 2007 for MBDA U.K.). Contributions exceeding the respective capped amounts are paid by BAE Systems. EADS is therefore neither exposed to increased regular contribution payments resulting from the pension plans' underfunding nor to a participation in extra contribution payments during the period of the contribution caps. Even after the expiry of the contribution caps the unique funding arrangements between BAE Systems and EADS create a situation for EADS different from common U.K. multi-employer plans with special regulations limiting regular contributions that have to be paid by Airbus U.K. and MBDA U.K. to rates applicable to all participating employers.

Based on detailed information about the different multi-employer pension schemes which BAE Systems has started to share since 31st December 2006, EADS is able to appropriately and reliably estimate the share of its participation in the schemes, i.e. its share in plan assets, defined benefit obligations (DBO) and pension costs. The information enables EADS to derive keys per plan to allocate for accounting purposes an appropriate proportion in plan assets, defined benefit obligations and pension costs to its U.K. investments as of 31st December 2007 and 2006, taking into account the impact of the capped contributions as well as future extra contributions agreed by BAE Systems with the Trustees. Therefore, EADS accounts for its participation in BAE Systems' U.K. defined benefit schemes under the defined benefit accounting approach in accordance with IAS 19.

Compared to 2006, the share of Airbus in BAE Systems' main schemes has decreased in 2007 due to a relative decrease in the number of active members. The impact of this change is reflected in actuarial gains and losses of the period.

Actuarial assessments are regularly made to determine the amount of the Group's commitments with regard to retirement indemnities. These assessments include an assumption concerning changes in salaries, retirement ages and long-term interest rates. It comprises all the expenses the Group will be required to pay to meet these commitments.

The weighted-average assumptions used in calculating the actuarial values of the retirement plans are as follows:

	Euro-countries			EADS U.K.			BAE Systems U.K.	
	31st December			31st December			31st December	
Assumptions in %	2007	2006	2005	2007	2006	2005	2007	2006
Discount rate	5.25 - 5.35	4.5	4.0	5.8	5.1	4.7	5.8	5.2
Rate of compensation increase	3.0	3.0	3.0	4.2	3.8	3.7	4.3	4.0
Inflation rate	1.9 - 2.0	1.9 - 2.0	1.75 - 2.0	3.1	2.8	2.7	3.3	3.0
Expected return on plan assets	7.0	6.5	6.5	5.8	5.8	5.8	7.0	7.0

The amount recorded as provision on the balance sheet can be derived as follows:

Change in defined benefit obligations (in €m)	2007	2006	2005
Defined benefit obligations at beginning of year	9,584	5,927	5,198
Service cost	213	162	153
Interest cost	429	230	252
Plan amendments	22	2	8
Actuarial (gains) and losses	(729)	(185)	517
Acquisitions, curtailments and other	(42)	(15)	2
Benefits paid	(383)	(228)	(208)
Foreign currency translation adjustment	(298)	(5)	5
Change in consolidation[1]	(223)	3,696	0
Defined benefit obligations at end of year	**8,573**	**9,584**	**5,927**

(1) Reflects the change in the percentage of the proportional consolidation of MBDA from 50% in 2006/2005 to 37.5% in 2007 and EADS' share in BAE Systems' pension schemes in 2006.

Due to the BAE Systems U.K. pension plans, service cost increased by €61 million and interest cost by €168 million. Actuarial gains which are related to the BAE Systems U.K. pension plans amount to €(426) million and foreign currency translation adjustment amounts to €(274) million.

Change in plan assets (in €m)	2007	2006	2005
Fair value of plan assets at beginning of year	3,833	799	658
Actual return on plan assets	119	84	82
Contributions	683	212	111
Acquisitions and other	18	6	5
Benefits paid	(223)	(72)	(60)
Foreign currency translation adjustments	(242)	5	3
Change in consolidation[1]	(157)	2,799	0
Fair value of plan assets at end of year	**4,031**	**3,833**	**799**

(1) Reflects the change in the percentage of the proportional consolidation of MBDA from 50% in 2006/2005 to 37.5% in 2007 and EADS' share in BAE Systems' pension schemes in 2006.

In 2007, the actual return on plan assets of €119 million includes among others, also €42 million relating to the BAE Systems' U.K. pension plans. This actual return also includes actuarial losses on plan assets due to the decrease of EADS' share in BAE Systems' U.K. pension plans. Furthermore, €(223) million of foreign currency translation adjustments and €(122) million of benefits paid result from BAE Systems' U.K. pension plans.

In 2007, EADS implemented a Contractual Trust Arrangement (CTA) for allocating and generating plan assets in accordance with IAS 19. On 28th October 2007, some EADS companies contributed in total €500 million in cash and securities as an initial funding of the CTA.

Based on past experience, EADS expects a rate of return for plan assets of 7.0%.

In 2007, about 51% of plan assets are invested in equity securities. The remaining plan assets are invested mainly in debt instruments.

Recognised Provision (in €m)	2007	2006	2005	2004	2003
Funded status[1]	4,542	5,751	5,128	4,540	4,116
Unrecognised past service cost	(25)	(4)	(4)	(5)	(14)
Provision recognised in Balance Sheet	**4,517**	**5,747**	**5,124**	**4,535**	**4,102**

(1) Difference between the defined benefit obligations and the fair value of plan assets at the end of the year.

The defined benefit obligation at the end of the year is the present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods. The provision contains the funded status less any unrecognised past service cost.

The components of the net periodic pension cost, included in "Profit (loss) before finance costs and income taxes", are as follows:

(in €m)	2007	2006	2005
Service cost	213	162	153
Interest cost	429	230	252
Expected return on plan assets	(260)	(58)	(42)
Net actuarial loss	0	0	14
Prior service cost	3	0	0
Net periodic pension cost	**385**	**334**	**377**

Due to BAE Systems' U.K. pension plans service cost increases by €61 million and interest cost rise by €168 million. The expected return on plan assets for BAE Systems' U.K. pension plans amounts to €(189) million.

Actuarial gains and losses, net of deferred taxes recognised in total equity amount to €(974) million and are developed as follows:

Actuarial gains and losses recognised directly in total equity (in €m)	2007	2006	2005
Cumulative amount at 1st January	(1,808)	(1,118)	(659)
Recognised during the period[1]	608	(690)	(459)
Cumulative value at 31st December	**(1,200)**	**(1,808)**	**(1,118)**
Deferred Tax Asset at 31st December	226	399	423
Actuarial gains and losses recognised directly in equity, net	**(974)**	**(1,409)**	**(695)**

(1) Included in 2007 is the change in the percentage of the proportional consolidation of MBDA from 50% in 2006/2005 to 37.5% (€37 million) and in 2006 the allocated pension deficit from U.K. pension schemes with BAE Systems as of 31st December 2006 amounting to €897 million.

The contribution to be paid in 2008 as funding for the CTA is expected to be about €155 million. The contribution expected to be paid in 2008 for the BAE Systems U.K. pension plans are expected to be in the same range as in 2007 (€74 million). For the remaining pension plans no estimate is reasonably possible.

Contribution to state pension plans mainly in Germany and France are to be considered as defined contribution plans. Contributions in 2007 amount to €518 million.

c) Other Provisions

Movements in provisions during the year were as follows:

(in €m)	Balance at 1st January 2007	Exchange differences	Increase from passage of time	Additions	Reclassification/ Change in consolidated group	Used	Released	Balance at 31st December 2007
Outstanding costs	1,104	(1)	5	499	89	(292)	(59)	1,345
Aircraft financing risks	1,064	(94)	0	55	0	(49)	(164)	812
Contract losses	421	(2)	65	2,608	(16)	(467)	(63)	2,546
Personnel charges	410	(2)	3	153	1	(129)	(26)	410
Restructuring measures/pre-retirement part-time work	326	(5)	44	679	(19)	(96)	(26)	903
Litigations and claims	238	(18)	0	12	(33)	(18)	(4)	177
Obligation from services and maintenance agreements	211	(1)	8	116	0	(72)	0	262
Warranties	187	0	0	80	(7)	(46)	(21)	193
Asset retirement	80	0	0	8	0	0	0	88
Other risks and charges	2,539	(60)	87	233	(990)	(661)	(119)	1,029
Total	**6,580**	**(183)**	**212**	**4,443**	**(975)**	**(1,830)**	**(482)**	**7,765**

The addition to outstanding costs mainly relates to Defence & Security and Eurocopter.

The provision for aircraft financing risks fully covers, in line with the Group's policy for sales financing risk, the net exposure to aircraft financing of €311 million (€432 million at 31st December 2006) and asset value risks of €501 million (€633 million at 31st December 2006) related to Airbus and ATR (see Note 29 "Commitments and contingencies").

The provision for contract losses mainly relates to the division Airbus in conjunction with the A400M and A350 programmes. The measurement of the onerous contract provision for the A350 reflects the programme's expected cost in accordance with the latest business case revision as well as the impact of the USD exchange rate development. The A400M loss making contract provision is based upon the reassessed cost at completion taking into account financial impacts of the delayed delivery schedule as revised in Q3 2007.

The provisions for restructuring measures mainly relate to Airbus' Power8 programme for the reduction of overhead costs. The plan was announced to the employees in 2007. The restructuring is expected to be completed in 2010.

From the provisions for other risks and charges, parts of the provisions for settlement charges in conjunction with the A380 and A350 programmes were reclassified to liabilities.

23. Financing Liabilities

In 2004, the EIB (European Investment Bank) granted a long-term loan to EADS in the amount of USD 421 million, bearing a fixed interest rate of 5.1% (effective interest rate 5.1%). In 2003, EADS issued two Euro denominated bonds under its EMTN Programme (Euro Medium Term Note Programme). The first issue of €1 billion with expected final maturity in 2010 carries a coupon of 4.625% (effective interest rate 4.686%) which was swapped into variable rate of 3M-Euribor +1.02%. The second issue of €0.5 billion maturing in 2018 carries a coupon of 5.5% (effective interest rate 5.6%) which was swapped during 2005 into variable rate of 3M-Euribor +1.81%.

On a rolling basis EADS issues regularly commercial paper under the so called "billet de trésorerie" programme at floating or fixed interest rates corresponding to the individual maturities ranging from 1 day to 12 months bearing as of 31st December 2007 an average interest rate of 4.54% (2006: 3.3%). The issued volume at 31st December 2007 amounted to €501 million (2006: €1,137 million). The programme has been set up in 2003 with a maximum volume of €2 billion. EADS has decided to manage more pro-actively its money market investor base. EADS has therefore decided to have an outstanding debt in line with this objective and to issue these commercial papers on a regular basis.

Financing liabilities include liabilities connected with sales financing transactions amounting to €1,356 million (2006: €1,702 million), thereof €396 million (2006: €480 million) at a fixed interest rate of 9.88% (2006: 9.88%) and the remaining amount mainly at variable interest rates.

Non recourse Airbus financing liabilities (risk is supported by external parties) amount to €859 million (2006: €1,058 million).

Defeased bank deposits for aircraft financing of €677 million and €927 million as of 31st December 2007 and 2006 respectively have been offset against financing liabilities.

(in €m)	31st December 2007	31st December 2006
Bonds	1,469	1,569
thereof due in more than five years: 430 (31st December 2006: 453)		
Liabilities to financial institutions	952	1,141
thereof due in more than five years: 651 (31st December 2006: 817)		
Loans	548	673
thereof due in more than five years: 382 (31st December 2006: 347)		
Liabilities from finance leases	121	178
thereof due in more than five years: 69 (31st December 2006: 74)		
Long-term financing liabilities	**3,090**	**3,561**
Commercial Papers/Bonds	579	1,157
Liabilities to financial institutions	108	140
Liabilities to affiliated companies	163	118
Loans	183	172
Liabilities from finance leases	69	97
Others	622	512
Short-term financing liabilities (due within one year)	**1,724**	**2,196**
Total	**4,814**	**5,757**

Included in "Others" are financing liabilities to joint ventures.

The aggregate amounts of financing liabilities maturing during the next five years and thereafter are as follows:

(in €m)	Financing liabilities
2008	1,724
2009	146
2010	1,160
2011	149
2012	103
Thereafter	1,532
Total	**4,814**

24. Other Liabilities

(in €m)	31st December 2007	31st December 2006
Non-current other liabilities		
Thereof customer advance payments	8,420	6,308
Thereof European Governments refundable advances	4,854	5,029
Thereof liabilities for derivative financial instruments	258	152
Others	595	233
Total	**14,127**	**11,722**
Current other liabilities		
Thereof customer advance payments	16,214	14,172
Thereof European Governments refundable advances	461	389
Thereof tax liabilities (excluding income tax)	557	600
Thereof liabilities to affiliated companies	46	44
Thereof liabilities to related companies	23	14
Thereof liabilities for derivative financial instruments	36	79
Others	2,346	1,941
Total	**19,683**	**17,239**

The decrease of European Governments refundable advances relates mostly to reimbursements paid. This was partly compensated by expenses for accrued interest. Regarding the interest expense on European Governments refundable advances see Note 10 "Total finance costs". Due to their specific nature, namely their risk-sharing features and the fact that such advances are generally granted to EADS on the basis of significant development projects, European Governments refundable advances are accounted for by EADS within "Other Liabilities" on the balance sheet including accrued interest.

Included in "Other liabilities" are €16,763 million (€15,652 million as of 31st December 2006) due within one year and €6,660 million (€6,419 million as of 31st December 2006) maturing after more than five years.

Advance payments received relating to construction contracts amount to €3,646 million (€2,198 million as of 31st December 2006).

"Provisions for financial instruments" were retrospectively reclassified in the amount of €231 million to "Liabilities for derivative financial instruments".

25. Trade Liabilities

As of 31st December 2007, trade liabilities amounting to €294 million (€184 million as of 31st December 2006) mature after more than one year.

26. Deferred Income

(in €m)	31st December 2007	31st December 2006
Non-current deferred income	753	1,110
Current deferred income	706	486
Total	**1,459**	**1,596**

The main part of deferred income is related to sales of Airbus and ATR aircraft that include asset value guarantee commitments and that are accounted for as operating leases (€955 million and €1,248 million as of 31st December 2007 and 2006, respectively).

Notes to the Consolidated Statements of Cash-Flows (IFRS)

27. Consolidated Statement of Cash Flows

As of 31st December 2007, EADS' cash position (stated as cash and cash equivalents in the Consolidated Statement of Cash-Flows) includes €602 million (€597 million and €579 million as of 31st December 2006 and 2005, respectively) which represent EADS' share in MBDA's cash and cash equivalents, deposited at BAE Systems and Finmeccanica and which are available upon demand. The percentage of the proportional consolidation of MBDA has changed from 50% to 37.5% as of 1st January 2007.

Additionally included were €1,202 million as of 31st December 2005 representing the amount Airbus had deposited at BAE Systems.

The following charts provide details on **acquisitions** (resulting in additional assets and liabilities acquired) of subsidiaries and joint ventures:

(in €m)	31st December 2007	31st December 2006	31st December 2005
Total purchase price	(12)	(108)	(131)
thereof paid in cash and cash equivalents	(12)	(108)	(131)
Cash and cash equivalents included in the acquired subsidiaries and joint ventures	12	26	0
Cash Flow for acquisitions, net of cash	**0**	**(82)**	**(131)**

In 2007 the aggregate cash flow for acquisitions, net of cash of €0 million includes the acquisition of GPT Special Project Management Ltd. (GPT).

In 2006 the aggregate cash flow for acquisitions, net of cash of €(82) million includes mainly the acquisition of Atlas Elektronik Group €(43) million, Sofrelog €(12) million, IFR France €(8) million and Dynamic Process Solutions Inc. €(8) million.

Included in the aggregate cash flow for acquisitions, net of cash in 2005 of €(131) million is mainly the acquisition of Nokia's Professional Mobile Radio - PMR activities (EADS Secure Networks Oy). In addition, there have been cash investments mainly in Dornier GmbH which had been already fully consolidated.

(in €m)	31st December 2007	31st December 2006	31st December 2005
Intangible assets; property, plant and equipment	0	59	21
Financial assets	0	4	0
Inventories	0	44	4
Trade receivables	3	60	11
Other assets	1	4	27
Cash and cash equivalents	12	26	0
Assets	**16**	**197**	**63**
Provisions	(8)	(91)	(4)
Trade liabilities	(1)	(46)	0
Financing liabilities	0	(3)	0
Other liabilities	(4)	(13)	(1)
Liabilities	**(13)**	**(153)**	**(5)**
Fair value of net assets	**3**	**44**	**58**
Goodwill arising on acquisitions	9	64	73
Less own cash and cash equivalents of acquired subsidiaries and joint ventures	(12)	(26)	0
Cash Flow for acquisitions, net of cash	**0**	**82**	**131**

The following charts provide details on **disposals** (resulting in assets and liabilities disposed) of subsidiaries:

(in €m)	31st December 2007	31st December 2006	31st December 2005
Total selling price	28	87	110
thereof received by cash and cash equivalents	28	87	110
Cash and cash equivalents included in the (disposed) subsidiaries	1	(1)	(21)
Cash Flow from disposals, net of cash	**29**	**86**	**89**

The aggregate cash flow from disposals, net of cash, in 2007 of €29 million mainly includes the contribution in kind of Naval Business (HagenU.K., businesses in Germany and in U.K.) to Atlas for a cash consideration of €28 million, whereas EADS increased its share in Atlas Elektronik from 40% to 49% in return. Additions and disposals of assets and liabilities relating to that transaction are included net in the following table. Further included in the cash flow from disposals, net of cash, are the sale of Alkan amounting to €10 million and Barfield for €(9) million.

The aggregate cash flow from disposals, net of cash, in 2006 of €86 million includes the sale of LFK GmbH and TDW GmbH amounting to €81 million and Seawolf of €2 million. After the disposal of LFK the cash of LFK was reallocated to the shareholders of MBDA in proportion to their interest.

Included in the aggregate net selling price in 2005 of €89 million are the sale of the 50% participation in TDA - Armements S.A.S. to Thales and the sale of the Enterprise Telephony Business to Aastra.

(in €m)	31st December 2007	31st December 2006	31st December 2005
Intangible assets; property, plant and equipment	17	(18)	(12)
Financial assets	(3)	(4)	0
Inventories	(5)	(89)	(34)
Trade receivables	(19)	(17)	(64)
Other assets	(2)	(22)	(34)
Cash and cash equivalents	1	(1)	(21)
Assets	**(11)**	**(151)**	**(165)**
Provisions	(7)	132	16
Trade liabilities	(5)	18	18
Financing liabilities	8	1	13
Other liabilities	9	52	45
Liabilities	**5**	**203**	**92**
Book value of net assets	**(6)**	**52**	**(73)**
Goodwill arising from disposals	(12)	0	(6)
Result from disposal of subsidiaries	(10)	(139)	(31)
Less own cash and cash equivalents of disposed subsidiaries	(1)	1	21
Cash Flow from disposals, net of cash	**(29)**	**(86)**	**(89)**

Other Notes to the Consolidated Financial Statements (IFRS)

28. Litigation and Claims

EADS is involved in a number of claims and arbitrations that have arisen in the ordinary course of business. EADS believes that it has made adequate provisions to cover current or contemplated general and specific litigation risks.

Although EADS is not a party, EADS is supporting the European Commission in litigation before the WTO. Following its unilateral withdrawal from the 1992 EU-U.S. Agreement on Trade in Large Civil Aircraft, the U.S. lodged a request on 6th October 2004 to initiate proceedings before the World Trade Organisation ("WTO"). On the same day, the EU launched a parallel WTO case against the U.S. in relation to its subsidisation of Boeing. On 31st May 2005, the U.S. and the EU each requested the establishment of a panel. At its meeting on 20th July 2005, the Dispute Settlement Body established the panels. Between November 2005 and the present, the parties filed numerous written submissions and attended several oral hearings in both cases. The parties continue to provide input in response to the WTO's written questions in advance of issuance of the WTO panels' reports. Exact timing of further steps in the WTO litigation process is subject to ruling of the panels and to negotiations between the U.S. and the EU. Unless a settlement, which is currently not under discussion, is reached between the parties, the WTO panels will render their reports probably sometime in 2008.

The French Autorité des Marchés Financiers (the "AMF") and the German Federal Financial Supervisory Authority (the "BaFin") started in 2006 investigations for alleged breaches of market regulations and insider trading rules with respect to, in particular, the A380 delays in 2005 and 2006. However, the BaFin formally notified EADS on 3rd March 2007 that it had discontinued its investigations for suspected breaches of market regulations. Upon referral by the BaFin, German public prosecutors are currently conducting investigations regarding suspected insider offences against a few individuals. Furthermore, in Germany, several individual shareholders have filed civil actions against EADS to recover their alleged losses in connection with the disclosure of A380 programme delays. Following criminal complaints filed by a shareholders' association and by an individual shareholder (including a civil claim for damages), French investigating judges are carrying out investigations on the same facts. On 3rd October 2006, the EADS Board of Directors decided to conduct an independent assessment of individual discharge of duties in the situation that led to the A380 delays. This investigation extended to scrutinising potential responsibilities at the management level. It concluded that no individual failed to discharge his duties under appropriate legal standards and no personal liability of members of the top management of EADS and Airbus was identified.

EADS is not aware of any exceptional items or pending or threatened legal or arbitration proceedings that may have, or may have had in a recent period, a material adverse effect on the financial position, the activities or the results of its group taken as a whole, except as stated above.

EADS recognises provisions for litigation and claims when (i) it has a present obligation from legal actions, governmental investigations, proceedings and other claims resulting from past events that are pending or may be instituted or asserted in the future against the Group, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle such obligation and (iii) a reliable estimate of the amount of such obligation can be made. For the amount provided for risk due to litigations and claims, see Note 22 c.) "Other provisions".

29. Commitments and Contingencies

Commitments and Contingent Liabilities

Sales financing — In relation to its Airbus and ATR activities, EADS is committing itself in sales financing transactions with selected customers. Sales financing transactions are generally collateralized by the underlying aircraft. Additionally, Airbus and ATR benefit from protective covenants and from security packages tailored according to the perceived risk and the legal environment. EADS believes that the estimated fair value of the aircraft securing such commitments will substantially offset any potential losses from the commitments. Any remaining difference between the amount of financing commitments given and the collateral value of the aircraft financed is provided for as an impairment to the relating asset, if assignable, or as a provision for aircraft financing risk. The basis for this write-down is a risk-pricing-model, which is applied at every closing to closely monitor the remaining value of the aircraft.

Depending on which party assumes the risks and rewards of ownership of a financed aircraft, the assets relating to sales financing are accounted for **on the balance sheet** either as (i) an operating lease (see Note 13 "Property, plant and equipment") or (ii) a loan from aircraft financing or (iii) a finance lease receivable (see Note 14 "Investments in associates accounted for under the equity method, other investments and other long-term financial assets") or (iv) non-current assets classified as held for sale. As of 31st December 2007, related accumulated impairment amounts to €102 million (2006: €272 million) for operating lease and to €191 million (2006: €199 million) for loans and finance lease receivables. As part of provisions for aircraft financing risks €25 million (2006: €25 million) are recorded (see Note 22 c.) "Other provisions").

Certain sales financing transactions include the sale and lease back of the aircraft with a third party lessor under operating lease. Unless the Group has sold down the relating operating lease commitments to third parties, which assume liability for the payments, it is exposed to future lease payments. Future nominal **operating lease payments** that result from aircraft sales financing transactions are recorded **off balance sheet** and are scheduled to be paid as follows:

(in €m)	
Not later than 2008	179
Later than 2008 and not later than 2012	554
Later than 2012	472
Total	**1,205**
Of which commitments where the transaction has been sold to third parties	(699)
Total aircraft lease commitments where EADS bears the risk (not discounted)	**506**

Total aircraft lease commitments of €1,205 million as of 31st December 2007, arise from aircraft head-leases and are typically backed by corresponding sublease income from customers with an amount of €851 million. A large part of these lease commitments (€699 million as of 31st December 2007) arises from transactions that were sold down to third parties, which assume liability for the payments. EADS determines its gross exposure to such operating leases as the present value of the related payment streams. The difference between gross exposure and the estimated value of underlying aircraft used as collateral, the net exposure, is provided for in full with an amount of €286 million as of 31st December 2007, as part of the provision for aircraft financing risk (see Note 22 c.) "Other provisions").

As of 31st December 2007 and 2006, the total consolidated - **on and off balance sheet** - Commercial Aviation Sales Financing Exposure is as follows (Airbus 100% and ATR 50%):

(in €m)	31st December 2007	31st December 2006
Total gross exposure	1,226	1,694
Estimated fair value of collateral (aircraft)	(622)	(791)
Net exposure (fully provided for)	**604**	**903**

Details of provisions / accumulated impairments are as follows:

(in €m)	31st December 2007	31st December 2006
Accumulated impairment on operating leases (see Note 13 "Property, plant and equipment")	102	272
Accumulated impairment on loans from aircraft financing and finance leases (see Note 14 "Investments in associates accounted for under the equity method, other investments and other long-term financial assets")	191	199
Provisions for aircraft financing risk (on balance sheet) (see Note 22 c.) "Other provisions")	25	25
Provisions for aircraft financing risk (commitment off balance sheet) (see Note 22 c.) "Other provisions")	286	407
Total provisions / accumulated impairments for sales financing exposure	**604**	**903**

Asset value guarantees — Certain sales contracts may include the obligation of an asset value guarantee whereby Airbus or ATR guarantee a portion of the value of an aircraft at a specific date after its delivery. Management considers the financial risks associated with such guarantees to be manageable. Three factors contribute to this assessment: (i) the guarantee only covers a tranche of the estimated future value of the aircraft, and its level is considered prudent in comparison to the estimated future value of each aircraft; (ii) the asset value guarantee related exposure is diversified over a large number of aircraft and customers; and (iii) the exercise dates of outstanding asset value guarantees are distributed through 2019. If the present value of the guarantee given exceeds 10% of the sales price of the aircraft, the sale of the underlying aircraft is accounted for as an operating lease (see Note 13 "Property, plant and equipment" and Note 26 "Deferred income"). In addition, EADS is contingently liable in case asset value guarantees with less than 10% are provided to customers as part of aircraft sales. Counter guarantees are negotiated with third parties and reduce the risk to which the Group is exposed. As of 31st December 2007, the nominal value of asset value guarantees provided to airlines, that do not exceed the 10% criteria, amounts to €880 million, excluding €513 million where the risk is considered to be remote. In many cases the risk is limited to a specific portion of the residual value of the aircraft. The present value of the risk inherent to the given asset value guarantees where a settlement is being considered as probable is fully provided for and included in the total amount of provisions for asset value risks of €501 million (see Note 22 c.) "Other provisions"). This provision covers a potential expected shortfall between the estimated value of the aircraft of the date upon which the guarantee can be exercised and the value guaranteed on a transaction basis taking counter guarantees into account.

Because exercise dates for asset value guarantees are on average in the 10th year following aircraft delivery, asset value guarantees issued in 2007 will generally not be exercisable prior to 2017, and, therefore, an increase in near-term exposure is not expected.

With respect to ATR, EADS and Finmeccanica are jointly and severally liable to third parties without limitation. Amongst the shareholders, the liability is limited to each partner's proportionate share.

While ***backstop commitments*** to provide financing related to orders on Airbus' and ATR's backlog are also given, such commitments are not considered to be part of gross exposure until the financing is in place, which occurs when the aircraft is delivered. This is due to the fact that (i) past experience suggests it is unlikely that all such proposed financings actually will be implemented (although it is possible that customers not benefiting from such commitments may nevertheless request financing assistance ahead of aircraft delivery), (ii) until the aircraft is delivered, Airbus or ATR retain the asset and do not incur an unusual risk in relation thereto, and (iii) third parties may participate in the financing. In order to mitigate Airbus and ATR credit risks, such commitments typically contain financial conditions which guaranteed parties must satisfy in order to benefit therefrom.

Other commitments — Other commitments comprise contractual guarantees and performance bonds to certain customers as well as commitments for future capital expenditures.

Future nominal operating lease payments (for EADS as a lessee) for rental and lease agreements (not relating to aircraft sales financing) amount to €979 million as of 31st December 2007, and relate mainly to procurement operations (e.g., facility leases, car rentals). Maturities are as follows:

(in €m)	
Not later than 2008	132
Later than 2008 and not later than 2012	325
Later than 2012	522
Total	**979**

30. Information about Financial Instruments

a) Financial Risk Management

By the nature of the activities carried out, EADS is exposed to a variety of financial risks, as explained below: i) market risks, especially foreign currency exchange rate risks and interest rate risks, ii) credit risk and iii) liquidity risk. EADS' overall financial risk management programme focuses on mitigating unpredictable financial market risks and their potential adverse effects on the Group's operational and financial performance. The Group uses derivative financial instruments and to a minor extent non-derivative financial liabilities to hedge certain risk exposures.

The financial risk management of EADS is generally carried out by the central treasury department at EADS Headquarters under policies approved by the Board of Directors. The identification, evaluation and hedging of the financial risks is in the responsibility of established treasury committees with the Group's Divisions and Business Units.

Market Risk

Currency risk — Foreign exchange risk arises when future commercial transactions or firm commitments, recognised assets and liabilities and net investments in foreign operations are denominated in a currency that is not the entity's functional currency.

EADS manages a long-term hedge portfolio with a maturity of several years covering its net exposure to U.S. dollar sales, mainly from the activities of Airbus. This hedge portfolio covers to a large extent the Group's highly probable transactions.

Significant parts of EADS' revenues are denominated in U.S. dollar, whereas a major portion of its costs is incurred in Euros and to a smaller extent in GBP. Consequently, to the extent that EADS does not use financial instruments to cover its current and future foreign currency exchange rate exposure, its profits are affected by changes in the Euro-U.S. dollar exchange rate. As the Group intends to generate profits only from its operations and not through speculation on foreign currency exchange rate movements, EADS uses hedging strategies to manage and minimise the impact of exchange rate fluctuations on these profits.

For financial reporting purposes, EADS mostly designates a portion of the total firm future cash flows as the hedged position to cover its expected foreign currency exposure. Therefore, as long as the actual gross foreign currency cash inflows (per month) exceed the portion designated as being hedged, a postponement or cancellation of sales transactions and corresponding cash inflows have no impact on the hedging relationship. As hedging instruments, EADS primarily uses foreign currency forwards, some synthetic forwards and at Airbus to a minor extent non-derivative financial liabilities.

EADS endeavours to hedge the majority of its exposure based on firm commitments and forecasted transactions. For products such as aircraft, EADS typically hedges forecasted sales in U.S. dollar. The hedged items are defined as first forecasted highly probable future cash inflows for a given month based upon final payments at delivery. The amount of the expected flows to be hedged can cover up to 100% of the equivalent of the net U.S. dollar exposure at inception. For EADS, a forecasted transaction is regarded as highly probable if the future delivery is included in the internally audited order book or is very likely to materialise in view of contractual evidence. The coverage ratio is adjusted to take into account macroeconomic movements affecting the spot rates and interest rates as well as the robustness of the commercial cycle. For the non-aircraft business EADS hedges in- and outflows in foreign currencies from sales and purchase contracts following the same logic which are typically contracted in lower volumes.

The company also has foreign currency derivative instruments which are embedded in certain purchase and lease contracts denominated in a currency other than the functional currency of the significant parties to the contract, principally USD and GBP. Gains or losses relating to such embedded foreign currency derivatives are reported in other financial result. In addition EADS hedges currency risk arising from financial transactions in other currencies than EUR, such as funding transactions or securities.

Interest rate risk — The Group uses an asset-liability management approach with the objective to limit its interest rate risk. The Group undertakes to match the risk profile of its assets with a corresponding liability structure. The remaining net interest rate exposure is managed through several types of interest rate derivatives in order to minimise risks and financial impacts. Hedging instruments that are specifically designated to debt instruments have at the maximum the same nominal amounts as well as the same maturity dates compared to the hedged item.

The cash and cash equivalents and securities portfolio of the Group is invested mainly in non-speculative financial instruments, mostly highly liquid, such as certificates of deposits, overnight deposits, commercial papers, other money market instruments and bonds. For this portfolio, EADS holds on a regular basis an asset management committee which aims at limiting the interest rate risk on a fair value basis through a value-at-risk approach. EADS is mainly investing in short-term instruments in order to further minimise any interest risk in this portfolio. The remaining portion of securities is invested in short to mid term bonds. Any related interest rate hedges qualify for hedge accounting as either fair value hedges or cashflow hedges.

Price risk — EADS is to a small extent invested in equity securities mainly for operational reasons. Therefore, the Group assesses its exposure towards equity price risk as limited.

Sensitivities of Market Risks — The approach used to measure and control market risk exposure within EADS' financial instrument portfolio is amongst other key indicators the value-at-risk ("VaR"). The VaR of a portfolio is the estimated potential loss that will not be exceeded on the portfolio over a specified period of time (holding period) from an adverse market movement with a specified confidence level. The VaR used by EADS is based upon a 95% confidence level and assumes a 5-day holding period. The VaR model used is mainly based on the so called "Monte-Carlo-Simulation" method. Deriving the statistical behaviour of the markets relevant for the portfolio out of market data from the previous two years and observed interdependencies between different markets and prices, the model generates a wide range of potential future scenarios for market price movements.

EADS VaR computation includes the Group's financial debt, short-term and long-term investments, foreign currency forwards, swaps and options, finance lease receivables and liabilities, foreign currency trade payables and receivables, including intra-group payables and receivables affecting Group profit and loss.

Although VaR is an important tool for measuring market risk, the assumptions on which the model is based give rise to some limitations, including the following:

- A 5-day holding period assumes that it is possible to hedge or dispose of positions within that period. This is considered to be a realistic assumption in almost all cases but may not be the case in situations in which there is severe market illiquidity for a prolonged period.
- A 95% confidence level does not reflect losses that may occur beyond this level. Even within the model used there is a 5% statistical probability that losses could exceed the calculated VaR.
- The use of historical data as a basis for estimating the statistical behaviour of the relevant markets and finally determining the possible range of future outcomes out of this statistical behaviour may not always cover all possible scenarios, especially those of an exceptional nature.

The Group uses VaR amongst other key figures in order to determine the riskiness of its financial instrument portfolio and in order to optimise the risk-return ratio of its financial asset portfolio. Further, the Group's investment policy defines for P&L and OCI certain limits on total risk for the portfolio of cash, cash equivalents and securities. The total VaR as well as the different risk-factor specific VaR figures of this portfolio are measured and serve amongst other measures as a basis for the decisions of the asset management committee.

A summary of the VaR position of EADS' financial instruments portfolio at 31st December 2007 and 31st December 2006 is as follows:

31st December 2007 (in €m)	Total VaR	Equity price VaR	Currency VaR	Interest rate VaR
FX hedges for forecast transactions or firm commitments	360	-	367	104
Financing liabilities, cash, cash equivalents, securities and related hedges	41	8	50	27
Finance lease receivables and liabilities, foreign currency trade payables and receivables	38	-	11	35
Correlation effect	(48)	-	(16)	(30)
All financial instruments	**391**	**8**	**412**	**136**

31st December 2006 (in €m)	Total VaR	Equity price VaR	Currency VaR	Interest rate VaR
FX hedges for forecast transactions or firm commitments	412	-	429	54
Financing liabilities, cash, cash equivalents, securities and related hedges	20	6	29	12
Finance lease receivables and liabilities, foreign currency trade payables and receivables	32	-	9	29
Correlation effect	(98)	-	(46)	(30)
All financial instruments	**366**	**6**	**421**	**65**

EADS uses its derivative instruments almost entirely as well as some of its non-derivative financial liabilities for hedging purposes. As such, the respective market risks of these hedging instruments are - depending on the hedges actual effectiveness - offset by corresponding opposite market risks of the underlying forecast transactions, assets or liabilities. Under IFRS 7 the underlying forecast transactions do not qualify as financial instruments and are therefore not included in the tables shown above. The VaR of the FX hedging portfolio in the amount of €360 million (2006: €412 million) cannot be considered as a risk indicator for the Group in the economic sense.

Further, EADS also measures VaR of the Group-internal transaction risk arising on Group entities contracting in a currency different from its functional currency affecting Group profit and loss. However, these currency risks arise purely EADS internally and are in economic terms 100% compensated by the corresponding currency fluctuations recognised in a separate component of equity when translating the foreign entity into EADS functional currency. At 31st December 2007 the related total VaR amounted to €12 million.

Liquidity Risk

The Group's policy is to maintain sufficient cash and cash equivalents at any time to meet its present and future commitments as they fall due. EADS manages its liquidity by holding adequate volumes of liquid assets and maintains a committed credit facility (€3.0 billion as of 31st December 2007) in addition to the cash inflow generated by its operating business. The liquid assets typically consist of cash and cash equivalents. In addition, the Group maintains a set of other funding sources. Depending on its cash needs and market conditions, EADS may issue bonds, notes and commercial papers. Adverse changes in the capital markets - for example caused by the current uncertain situation in the U.S. mortgage market - could increase the Group's funding costs and limit its financial flexibility.

Further, the management of the vast majority of the Group's liquidity exposure is centralised by a daily cash concentration process. This process enables EADS to manage its liquidity surplus as well as its liquidity requirements according to the actual needs of its subsidiaries. In addition, Management monitors the Group's liquidity reserve as well as the expected cash flows from its operations based on a quarterly rolling cash forecast.

(in €m)	Carrying amount	Contractual cash flows	< 1 year	1 year – 2 years	2 years – 3 years	3 years – 4 years	4 years – 5 years	More than 5 years
31st December 2007								
Non derivative financial liabilities	(14,524)	(15,620)	(10,591)	(831)	(1,347)	(288)	(202)	(2,361)
Derivative financial liabilities	(294)	(384)	(135)	(131)	30	0	0	(148)
Total	**(14,818)**	**(16,004)**	**(10,726)**	**(962)**	**(1,317)**	**(288)**	**(202)**	**(2,509)**
31st December 2006								
Non derivative financial liabilities	(14,194)	(15,248)	(10,438)	(659)	(527)	(1,318)	(272)	(2,034)
Derivative financial liabilities	(231)	(290)	(166)	(48)	(5)	31	(2)	(100)
Total	**(14,425)**	**(15,538)**	**(10,604)**	**(707)**	**(532)**	**(1,287)**	**(274)**	**(2,134)**

The above table analyses EADS financial liabilities by relevant maturity groups based on the period they are remaining on EADS balance sheet to the contractual maturity date.

The amounts disclosed are the contractual undiscounted cash flows, comprising all outflows of a liability such as repayments and eventual interest payments.

Non-derivative financial liabilities comprise financing liabilities at amortised cost and finance lease liabilities as presented in the tables of Note 30b). Due to their specific nature, namely their risk-sharing features and uncertainty about the repayment dates, the European Governments refundable advances are not included in the above mentioned table with an amount of €5,315 million (2006: €5,418 million).

Derivative financial liabilities are presented with their market value.

Credit Risk

EADS is exposed to credit risk to the extent of non-performance by either its customers (e.g. airlines) or its counterparts with regard to financial instruments. However, the Group has policies in place to avoid concentrations of credit risk and to ensure that credit risk is limited.

As far as central treasury activities are concerned, credit risk resulting from financial instruments is managed on Group level. Counterparts for transactions on cash, cash equivalents and securities as well as for derivative transactions are limited to high credit quality financial institutions, corporates or sovereigns. For such financial transactions EADS has set up a credit limit system to actively manage and limit its credit risk exposure. This limit system assigns maximum exposure lines to counterparts of financial transactions, based at a minimum on their credit ratings as published by Standard & Poors, Moody's and Fitch IBCA. The respective limits are regularly monitored and updated. Further, EADS constantly aims for maintaining a certain level of diversification in its portfolio between individual counterparts as well as between financial institutions, corporates and sovereigns in order to avoid an increased concentration of credit risk on only a few counterparts. The Group is monitoring the performance of the individual financial instruments and the impact of the credit markets on their performance. EADS has procedures in place that allow to hedge, to divest from or to restructure financial instruments having undergone a downgrade of the counterparts' credit rating or showing an unsatisfactory performance. These measures aim to protect EADS to a certain extent against credit risks from individual counterparts. Nevertheless, a potential negative impact resulting from a market-driven increase of systematic credit risks cannot be excluded.

Sales of products and services are made to customers after having conducted an appropriate internal credit risk assessment. In order to support product sales, primarily at Airbus and ATR, EADS may agree to participate in the financing of customers, on a case-by-case basis, directly or through guarantees provided to third parties. In determining the amount and terms of the financing transaction, Airbus and ATR take into account the airline's credit rating as well as risk factors specific to the intended operating environment of the aircraft and its expected future value. Market yields and current banking practices also serve to benchmark the financing terms offered to customers, including price.

The carrying amount of financial assets represents the maximum credit exposure. The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit rating (if available) or internal assessment of customers' (e.g. airlines') creditworthiness.

The maximum exposure of the current portion of other long-term financial assets, trade receivables, receivables from related companies and financial assets included in current other assets to credit risk at balance sheet date is the following:

(in €m)	2007	2006
Receivables, neither past due nor impaired	4,353	4,176
Not past due due to negotiations and not impaired	43	4
Receivables impaired individually	16	11
Receivables not impaired and past due ≤ 3 months	728	623
Receivables not impaired and past due > 3 and ≤ 6 months	95	114
Receivables not impaired and past due > 6 and ≤ 9 months	55	90
Receivables not impaired and past due > 9 and ≤ 12 months	108	125
Receivables not impaired and past due > 12 months	347	493
Total	**5,745**	**5,636**

b) Carrying Amounts and Fair Values of Financial Instruments

The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another independent party. Fair values of financial instruments have been determined with reference to available market information at the balance sheet date and the valuation methodologies discussed below. Considering the variability of their value-determining factors and the volume of financial instruments, the fair values presented herein may not be indicative of the amounts that the Group could realise in a current market environment.

The following tables present the carrying amounts and fair values of financial instruments according to IAS 39 measurement categories as of 31st December 2007 and 2006 respectively:

31st December 2007 (in €m)	Fair Value through profit or loss		Fair Value for hedge relations	Available for Sale		Loans and Receivables and Financial liabilities at amortised cost		Other[4]	Financial Instruments Total	
Assets	Held for trading	Designated	Fair value	Book value	Fair Value	Amortised Cost	Fair Value		Book Value	Fair Value
Other investments and other long-term financial assets										
– thereof at amortised cost	-	-	-	-	-	582	582	472	1,054	1,054
– thereof at cost	-	-	-	293	-[1]	-	-	-	293	-[1]
– thereof Fair value via OCI	-	-	-	206	206	-	-	-	206	206
Current portion of other long-term financial assets	-	-	-	-	-	60	60	106	166	166
Non-current and current other assets[2]	201	-	5,194	-	-	976	976	-	6,371	6,371
Trade receivables	-	-	-	-	-	4,639	4,639	-	4,639	4,639
Non-current and current securities	-	285	-	4,004	4,004	-	-	-	4,289	4,289
Cash and Cash Equivalents	-	503	-	5,507	5,507	1,539	1,539	-	7,549	7,549
Total	**201**	**788**	**5,194**	**10,010**	**9,717**	**7,796**	**7,796**	**578**	**24,567**	**24,274**
Liabilities	Held for trading	Designated	Fair value			Amortised Cost	Fair Value		Book Value	Fair Value
Long-term and short-term financing liabilities	-	-	-	-	-	(4,624)	(4,698)	(190)	(4,814)	(4,888)
Non-current other and current other liabilities[3]	(91)	-	(1,211)	-	-	(6,619)	(6,619)[5]	-	(7,921)	(7,921)
Trade liabilities	-	-	-	-	-	(7,398)	(7,398)	-	(7,398)	(7,398)
Total	**(91)**	**-**	**(1,211)**	**-**	**-**	**(18,641)**	**(18,715)**	**(190)**	**(20,133)**	**(20,207)**

(1) Fair value is not reliably measurable.

(2) This does not include non-current prepaid expenses (€808 million), current prepaid expenses (€401 million), non-current capitalised settlement payments to German government (€166 million) and its current portion (€33 million, included in current other assets), value added tax claims (€627 million) as well as others (€342 million, thereof €59 million included in non-current other assets and €283 million in current other assets), which do not qualify for financial instruments.

(3) This does not include non-current customer advance payments (€8,420 million) and current customer advance payments (€16,214 million), tax liabilities (€557 million) as well as others (€698 million, thereof €34 million included in non-current other liabilities and €664 million in current other liabilities), which do not qualify for financial instruments.

(4) This includes finance lease receivables and finance lease liabilities, which are not assigned to a measurement category according to IAS 39. The carrying amounts of these receivables/payables approximate their fair values.

(5) The European Governments refundable advances of €5,315 million are measured at amortised cost; a fair value can not be measured reliably due to their risk sharing nature and uncertainty about the repayment dates.

31st December 2006 (in €m)	Fair Value through profit or loss		Fair Value for hedge relations	Available for Sale		Loans and Receivables and Financial liabilities at amortised cost		Other[4]	Financial Instrument Total	
Assets	Held for trading	Designated	Fair value	Book value	Fair Value	Amortised Cost	Fair Value		Book Value	Fair Value
Other investments and other long-term financial assets										
– thereof at amortised cost	-	-	-	-	-	460	460	578	1,038	1,038
– thereof at cost	-	-	-	345	-[1]	-	-	-	345	-[1]
– thereof Fair value via OCI				283	283		-	-	283	283
Current portion of other long-term financial assets	-	-	-	-	-	51	51	52	103	103
Non-current and current other assets[2]	185	-	5,082	-	-	686	686	-	5,953	5,953
Trade receivables	-	-	-	-	-	4,852	4,852	-	4,852	4,852
Non-current and current securities	-	-	-	1,843	1,843	-	-	-	1,843	1,843
Cash and Cash Equivalents	-	3,476	-	2,810	2,810	1,857	1,857	-	8,143	8,143
Total	**185**	**3,476**	**5,082**	**5,281**	**4,936**	**7,906**	**7,906**	**630**	**22,560**	**22,215**
Liabilities	Held for trading	Designated	Fair value			Amortised Cost	Fair Value		Book Value	Fair Value
Long-term and short-term financing liabilities	-	-	-	-	-	(5,482)	(5,634)	(275)	(5,757)	(5,909)
Non-current other and current other liabilities[3]	(35)	-	(196)	-	-	(6,350)	(6,350)[5]	-	(6,581)	(6,581)
Trade liabilities	-	-	-	-	-	(7,461)	(7,461)	-	(7,461)	(7,461)
Total	**(35)**	**-**	**(196)**	-	-	**(19,293)**	**(19,445)**	**(275)**	**(19,799)**	**(19,951)**

(1) Fair value is not reliably measurable.

(2) This does not include non-current prepaid expenses (€683 million), current prepaid expenses (€384 million), non-current capitalised settlement payments to German Government (€198 million) and its current portion (€29 million, included in current other assets), value added tax claims (€595 million) as well as others (€432 million, thereof €80 million included in non-current other assets and €352 million in current other assets) which do not qualify for financial instruments.

(3) This does not include non-current customer advance payments (€6,308 million) and current customer advance payments (€14,172 million), tax liabilities (€600 million) as well as others (€1,300 million, thereof €222 million included in non-current other liabilities and €1,078 million in current other liabilities) which do not qualify for financial instruments.

(4) This includes finance lease receivables and finance lease liabilities, which are not assigned to a measurement category according to IAS 39. The carrying amounts of these receivables/payables approximate their fair values.

(5) The European Governments refundable advances of €5,418 million are measured at amortised cost; a fair value can not be measured reliably due to their risk sharing nature and uncertainty about the repayment dates.

Financial Assets and Liabilities — Generally, fair values are determined by observable market quotations or valuation techniques supported by observable market quotations.

By applying a valuation technique, such as present value of future cash flows, fair values are based on estimates. However, methods and assumptions followed to disclose data presented herein are inherently judgmental and involve various limitations like estimates as of 31st December 2007 and 2006, which are not necessarily indicative of the amounts that the Company would record upon further disposal / termination of the financial instruments. Unquoted other investments are measured at cost as their fair value is not reliably determinable.

The methodologies used are as follows:

Short-term investments, cash, short-term loans, suppliers — The carrying amounts reflected in the annual accounts are reasonable estimates of fair value because of the relatively short period of time between the origination of the instruments and its expected realisation.

Securities — The fair value of securities included in available-for-sale investments is estimated by reference to their quoted market price at the balance sheet date. If a quoted market price is not available, fair value is determined on the basis of generally accepted valuation methods on the basis of market information available at the reporting date.

Currency and Interest Rate Contracts — The fair value of these instruments is the estimated amount that the Company would receive or pay to settle the related agreements as of 31st December 2007 and 2006.

The fair value of ***financing liabilities*** as of 31st December 2007 has been estimated including all future interest payments. It also reflects the interest rate as stated in the tables above. The fair value of the EMTN bonds has been assessed using public price quotations.

The following types of **financial assets** held at 31st December 2007 and 2006 respectively are recognised at fair value through profit or loss:

(in €m)	Nominal amount at initial recognition as of 31st December 2007	Fair value as of 31st December 2007	Nominal amount at initial recognition as of 31st December 2006	Fair value as of 31st December 2006
Designated at fair value through profit or loss at recognition:				
– Money Market Funds (accumulating)	504	503	3,418	3,459
– Bond Funds	-	-	18	17
– Foreign currency Funds of Hedge Funds	234	234	-	-
– Uncapped Structured Interest Rate Notes	50	51	-	-
Total	**788**	**788**	**3,436**	**3,476**

The unrealised gain recognised in finance income amounts to €0 million (in 2006: €37 million). The accumulating Money Market Funds have been designated at fair value through profit or loss as their portfolio is managed and their performance is measured on a fair value basis.

In addition EADS invests in Money Market Funds paying interest on a monthly basis. The fair value of those funds corresponds to their nominal amount at initial recognition date amounting to €2,941 million (in 2006: €1,598 million).

All types of Money Market Funds are presented in Cash and cash equivalents.

Investments in foreign currency Funds of Hedge Funds have been designated at fair value through profit and loss to significantly reduce the inconsistency regarding the recognition of foreign exchange gains and losses. The funds represent equity investments and would otherwise be accounted as "available for sale" financial assets with unrealised gains and losses to be recognised in AOCI. As these equity funds qualify as non monetary items under IAS 21, the unrecognised foreign exchange gains and losses would also be recognised within AOCI. This would cause a mismatch with the recognition of unrealised gains and losses of associated foreign currency derivatives in profit or loss. These foreign currency derivatives have been purchased together with the equity investments and have a similar notional amount.

EADS also invests in uncapped Structured Interest Rate Notes - hybrid instruments combining a zero coupon bond and an embedded interest derivative. As the latter had to be separated from the host contract EADS opted to designate the entire hybrid instrument at fair value through profit or loss.

c) Notional Amounts of Derivative Financial Instruments

The contract or notional amounts of derivative financial instruments shown below do not necessarily represent amounts exchanged by the parties and, thus, are not necessarily a measure for the exposure of the Group through its use of derivatives.

The notional amounts of foreign exchange derivative financial instruments are as follows, specified by year of expected maturity:

Year ended 31st December 2007 (in €m)	Remaining period								
	2008	2009	2010	2011	2012	2013	2014	2015	Total
Foreign Exchange Contracts:									
Net forward sales (purchase) contracts	10,209	8,712	7,479	3,468	1,272	450	(3)	0	**31,587**
Structured USD forward:									
Purchased USD call options	162	1,422	537	513	214	0	0	0	**2,848**
Purchased USD put options	162	1,422	537	513	214	0	0	0	**2,848**
Written USD call options	162	1,422	537	513	214	0	0	0	**2,848**
FX swap contracts	1,838	14	0	0	34	0	189	0	**2,075**

Year ended 31st December 2006 (in €m)	Remaining period								
	2007	2008	2009	2010	2011	2012	2013	2014	Total
Foreign Exchange Contracts:									
Net forward sales (purchase) contracts	10,970	10,358	7,000	3,907	855	0	(1)	(3)	**33,086**
Structured USD forward:									
Purchased USD call options	333	181	114	0	0	0	0	0	**628**
Purchased USD put options	885	181	114	0	0	0	0	0	**1,180**
Written USD call options	885	181	114	0	0	0	0	0	**1,180**
FX swap contracts	3,564	23	15	0	0	0	0	211	**3,813**

The notional amounts of interest rate contracts are as follows, specified by year of expected maturity:

Year ended 31st December 2007 (in €m)	Remaining period								
	2008	2009	2010	2011	2012	2013-17	2018	2019	Total
Interest Rate Contracts	225	536	1,655	122	90	0	1,455	1,589	**5,672**

Year ended 31st December 2006 (in €m)	Remaining period								
	2007	2008	2009	2010	2011	2012 -17	2018	2019	Total
Interest Rate Contracts	184	257	140	1,000	15	0	1,542	1,574	**4,712**
Caps	1,000	0	0	0	0	0	0	0	**1,000**

d) Derivative Financial Instruments and Hedge Accounting Disclosure

The following interest rate curves are used in the determination of the fair value in respect of the derivative financial instruments as of 31st December 2007 and 2006:

31st December 2007 Interest rate in %	EUR	USD	GBP
6 months	4.58	4.61	5.91
1 year	4.67	4.25	5.76
5 years	4.56	4.16	5.16
10 years	4.72	4.65	5.08

31st December 2006 Interest rate in %	EUR	USD	GBP
6 months	3.85	5.33	5.45
1 year	4.00	5.29	5.62
5 years	4.13	5.10	5.45
10 years	4.20	5.18	5.18

The development of the foreign exchange rate hedging instruments recognised in AOCI is as of 31st December 2007 and 2006 as follows:

(in €m)	Equity attributable to equity holders of the parent	Minority interests	Total
1st January 2006	**1,962**	**0**	**1,962**
Unrealised gains and losses from valuations, net of tax	2,170	1	2,171
Transferred to profit or loss for the period, net of tax	(943)	0	(943)
Changes in fair values of hedging instruments recorded in AOCI, net of tax	1,227	1	1,228
31st December 2006/1st January 2007	**3,189**	**1**	**3,190**
Unrealised gains and losses from valuations, net of tax	1,364	1	1,365
Transferred to profit or loss for the period, net of tax	(1,002)	0	(1,002)
Changes in fair values of hedging instruments recorded in AOCI, net of tax	362	1	363
31st December 2007	**3,551**	**2**	**3,553**

Corresponding with its carrying amounts, the fair values of each type of derivative financial instruments is as follows:

(in €m)	31st December 2007		31st December 2006	
	Assets	Liabilities	Assets	Liabilities
Foreign currency contracts – Cash Flow Hedges	5,192	(124)	5,067	(66)
Foreign currency contracts – not designated in a hedge relationship	154	(48)	123	(1)
Interest rate contracts – Cash Flow Hedges	2	(12)	0	(86)
Interest rate contracts – Fair Value Hedges	0	(67)	15	(44)
Interest rate contracts – not designated in a hedging relationship	27	(43)	37	(34)
Embedded foreign currency derivatives	20	0	25	0
Total	**5,395**	**(294)**	**5,267**	**(231)**

At 31st December 2007, the Group has interest swap agreements in place with notional amounts totalling €1,500 million (as at 31st December 2006: €1,500 million). The swaps are used to hedge the exposure to changes in the fair value of its EMTN bonds (see Note 23 "Financing liabilities"). The fair value loss on the interest rate swaps of €23 million (2006: €43 million) has been recognised in financial result and offset against an equal gain on its EMTN bonds.

Derivatives which are not designated for hedge accounting are classified as a current asset or liability. The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months in case of serial production. In case of long term production, a hedging derivative is classified as non-current when the hedged items' remaining maturity is beyond EADS' normal operating cycle; and as a current asset or liability when the remaining maturity of the hedged item is in EADS' normal operating cycle.

No ineffective gain or loss arising from hedging relationships has been recorded in profit and loss.

e) Net Gains or Losses

EADS net gains or losses recognised in profit or loss in 2007 and 2006 respectively were as follows:

(in €m)	2007	2006
Financial assets or financial liabilities at fair value through profit and loss:		
– Held for trading	(307)	(77)
– Designated on initial recognition	154	114
Available-for-sale-financial assets:		
– Result before taxes removed from OCI and recognised in profit and loss	48	0
Loans and receivables	(127)	(49)
Financial liabilities measured at amortised cost	77	123

Interest income from financial assets or financial liabilities through profit and loss is included in net gains and losses.

Net gains and losses of available-for-sale financial assets mainly comprise gains on derecognition.

Net gains and losses of loans and receivables contain among others results from currency adjustments from foreign operations and impairment losses.

The following net gains and losses have been recognised directly in equity in 2007 and 2006:

(in €m)	2007	2006
Available-for-sale-financial assets:		
– Unrealised gains or losses recognised directly in OCI	(4)	20

f) Total interest income and total interest expenses

Total interest income for financial assets and total interest expense for financial liabilities which are not measured at fair value through profit or loss are calculated by using the effective interest rate method:

(in €m)	2007	2006
Total interest income on financial asset	347	378
Total interest expense on financing liabilities	(701)	(575)

g) Impairment losses

The following impairment losses on financial assets are recognised in profit and loss in 2007 and 2006 respectively:

(in €m)	2007	2006
Available-for-sale financial assets[1]	(13)	(4)
Loans and receivables	(120)	(94)
Other[2]	(24)	(11)
Total	**(157)**	**(109)**

(1) Concerns financial assets valued at cost.
(2) Others include finance lease receivables.

31. Share-Based Payment

a) Long Term Incentive Plans (LTIP)

Based on the authorisation given to it by the shareholders' meetings (see dates below), the Group's Board of Directors approved (see dates below) stock option plans in 2006, 2005, 2004, 2003, 2002, 2001 and 2000. These plans provide to the members of the Executive Committee as well as to the Group's senior management the grant of options for the purchase of EADS shares. At its 18th December 2006 meeting, the Board of Directors of the Company, using the authorisation given to it by the shareholders' meeting of 4th May 2006 approved the granting of performance shares and restricted shares to eligible employees of the Company.

For the 2006 Stock Option Plan, analogous to all of EADS' previous existing stock option plans, the granted exercise price was exceeding the share price at grant date.

In 2007, compensation expense for Stock Option Plans was recognised for an amount of €39 million (in 2006: €40 million). For the 613,519 options execised during the year 2007, the average share price at the date of exercise has been €23.88.

At its 7th December 2007 meeting, the Board of Directors of the Company approved the granting of performance units and restricted units in the Company. The grant of so called "units" will not physically be settled in shares but represents a cash settled plan in accordance with IFRS 2.

The fair value of units granted per vesting date is as follows:

In € (per unit granted)	FV of restricted units to be settled in cash	FV of performance units to be settled in cash
May 2011	21.03	21.03
November 2011	20.93	20.93
May 2012	20.84	20.84
November 2012	20.74	20.74

The following major input parameters where used in order to calculate the fair value of the stock options granted:

INPUT PARAMETERS FOR THE BLACK SCHOLES OPTION PRICING MODEL

	LTIP 2006	LTIP 2005
Share price (€)	25.34	32.79
Exercise price (€)	25.65[1]	33.91
Risk-free interest rate (%)[2]	4.13	3.24
Expected volatility (%)	30.7	24.8
Estimated Life (years)	5.5	5.5

(1) The exercise price for the performance and restricted shares are €0.
(2) The risk-free interest rate is based on a zero coupon yield curve that reflects the respective life (years) of the options.

EADS uses the historical volatilities of its share price as an indicator to estimate the volatility of its stock options granted. To test whether those historical volatilities sufficiently approximate expected future volatilities, they are compared to the implied volatilities of EADS options, which are traded at the market as of grant date. Such options typically have a shorter life of up to two years. In case of only minor differences between the historical volatilities and the implied volatilities, EADS uses historical volatilities as input parameters to the Black Scholes Option Pricing Model (please refer to Note 2 "Summary of significant accounting policies"). For measurement purposes performance criteria are considered to be met.

The estimated option life of 5.5 years (in 2006 and 2005) was based on historical experience and incorporated the effect of expected early exercises.

The lifetime of the performance and restricted units (2007) is contractually fixed (see table below). The measurement is based on the share price as of the balance sheet date (€21.83 as of 31st December 2007) from which the present value of the expected dividend payments is deducted.

The principal characteristics of the options, performance and restricted shares as well as performance and restricted units as at 31st December 2007 are summarised in the various tables below:

	First tranche	Second tranche
Date of shareholders' meeting	24th May 2000	24th May 2000
Date of Board of Directors meeting (grant date)	26th May 2000	20th October 2000
Number of options granted	5,324,884	240,000
Number of options outstanding	1,671,380	32,000
Total number of eligible employees	850	34
Exercise date	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules – see "Part 2/3.1.3 Governing Law – Dutch Regulations").	
Expiry date	8th July 2010	8th July 2010
Conversion right	One option for one share	One option for one share
Vested	100%	100%
Exercise price	€20.90	€20.90
Exercise price conditions	110% of fair market value of the shares at the date of grant	
Number of exercised options	2,892,020	188,000

	Third tranche	Fourth tranche
Date of shareholders' meeting	10th May 2001	10th May 2001
Date of Board of Directors meeting (grant date)	12th July 2001	9th August 2002
Number of options granted	8,524,250	7,276,700
Number of options outstanding	3,773,169	2,706,434
Total number of eligible employees	1,650	1,562
Exercise date	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules – see "Part 2/3.1.3 Governing Law – Dutch Regulations").	
Expiry date	12th July 2011	8th August 2012
Conversion right	One option for one share	
Vested	100%	100%
Exercise price	€24.66	€16.96
Exercise price conditions	110% of fair market value of the shares at the date of grant	
Number of exercised options	3,492,831	4,305,066

	Fifth tranche	Sixth tranche
Date of shareholders' meeting	6th May 2003	6th May 2003
Date of Board of Directors meeting (grant date)	10th October 2003	8th October 2004
Number of options granted	7,563,980	7,777,280
Number of options outstanding	4,818,873	6,240,986[1]
Total number of eligible employees	1,491	1,495
Exercice date	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules – see "Part 2/3.1.3 Governing Law – Dutch Regulations").	
Expiry date	9th October 2013	7th October 2014
Conversion right	One option for one share	
Vested	100%	100%[1]
Exercise price	€15.65	€24.32
Exercice price conditions	110% of fair market value of the shares at the date of grant	
Number of exercised options	2,503,423	2,400

(1) As regards to the sixth tranche, vesting of part of the options granted to EADS top Executives was subject to performance conditions. As a result, part of these conditional options have not vested and were therefore forfeited during the year 2007.

	Seventh tranche
Date of shareholders' meeting	11th May 2005
Date of Board of Directors meeting (grant date)	9th December 2005
Number of options granted	7,981,760
Number of options outstanding	7,764,940
Total number of eligible beneficiaries	1,608
Exercise date	50% of options may be exercised after a period of two years from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules – see "Part 2/3.1.3 Governing Law – Dutch Regulations"). As regards to the seventh tranche, part of the options granted to the top EADS Executives are performance related.
Expiry date	8th December 2015
Conversion right	One option for one share
Vested	50%
Exercise price	€33.91
Exercice price conditions	110% of fair market value of the shares at the date of grant
Number of exercised options	0

		Eighth tranche
Date of shareholders' meeting		4th May 2006
Date of Board of Directors meeting (grant date)		18th December 2006
		Stock option plan
Number of options granted		1,747,500
Number of options outstanding		1,742,000
Total number of eligible beneficiaries		221
Date from which the options may be exercised		50% of options may be exercised after a period of two years from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules – see "Part 2/3.1.3 Governing Law – Dutch Regulations")
Date of expiration		16th December 2016
Conversion right		One option for one share
Vested		0%
Exercice price		€25.65
Exercice price conditions		110% of fair market value of the shares at the date of grant
Number of exercised options		0
	Performance and restricted shares plan	
	Performance shares	**Restricted shares**
Number of shares granted	1,344,625	391,300
Number of shares outstanding	1,328,375	386,750
Total number of eligible beneficiaries	1,637	
Vesting date	The performance and restricted shares will vest if the participant is still employed by an EADS company and, in the case of performance shares, upon achievement of mid-term business performance. The vesting period will end at the date of publication of the 2009 annual results, expected in March 2010.	
Number of vested shares	875	0

		Ninth tranche
Date of Board of Directors meeting (grant date)		7th December 2007
	Performance and restricted unit plan	
	Performance units	**Restricted units**
Number of units granted	1,693,940	506,060
Total number of eligible beneficiaries	1,617	
Vesting dates	The performance and restricted units will vest if the participant is still employed by an EADS company at the respective vesting dates and, in the case of performance units, upon achievement of mid-term business performance. Vesting schedule is made up of 4 payments over 2 years: • 25% expected in May 2011; • 25% expected in November 2011; • 25% expected in May 2012; • 25% expected in November 2012.	

The following table summarises the development of the number of stock options:

First & Second Tranche	Number of Options				
	Options granted	Balance at 1st January	Exercised	Forfeited	Balance at 31st December
2000	5,564,884	-	-	(189,484)	5,375,400
2001	-	5,375,400	-	-	5,375,400
2002	-	5,375,400	-	-	5,375,400
2003	-	5,375,400	-	(75,000)	5,300,400
2004	-	5,300,400	(90,500)	(336,000)	4,873,900
2005	-	4,873,900	(2,208,169)	(121,000)	2,544,731
2006	-	2,544,731	(746,242)	(23,000)	1,775,489
2007	-	1,775,489	(35,109)	(37,000)	1,703,380

Third Tranche	Number of Options				
	Options granted	Balance at 1st January	Exercised	Forfeited	Balance at 31st December
2001	8,524,250	-	-	(597,825)	7,926,425
2002	-	7,926,425	-	-	7,926,425
2003	-	7,926,425	-	(107,700)	7,818,725
2004	-	7,818,725	-	(328,500)	7,490,225
2005	-	7,490,225	(2,069,027)	(132,475)	5,288,723
2006	-	5,288,723	(1,421,804)	(10,400)	3,856,519
2007	-	3,856,519	(2,000)	(81,350)	3,773,169

Fourth Tranche	Number of Options				
	Options granted	Balance at 1st January	Exercised	Forfeited	Balance at 31st December
2002	7,276,700	-	-	(600)	7,276,100
2003	-	7,276,100	-	(70,125)	7,205,975
2004	-	7,205,975	(262,647)	(165,500)	6,777,828
2005	-	6,777,828	(2,409,389)	(9,250)	4,359,189
2006	-	4,359,189	(1,443,498)	(3,775)	2,911,916
2007	-	2,911,916	(189,532)	(15,950)	2,706,434

Fifth Tranche	Number of Options				
	Options granted	Balance at 1st January	Exercised	Forfeited	Balance at 31st December
2003	7,563,980	-	-	-	7,563,980
2004	-	7,563,980	(9,600)	(97,940)	7,456,440
2005	-	7,456,440	(875,525)	(87,910)	6,493,005
2006	-	6,493,005	(1,231,420)	(31,620)	5,229,965
2007	-	5,229,965	(386,878)	(24,214)	4,818,873

Sixth Tranche	Number of Options				
	Options granted	Balance at 1st January	Exercised	Forfeited	Balance at 31st December
2004	7,777,280	-	-	-	7,777,280
2005	-	7,777,280	-	(78,220)	7,699,060
2006		7,699,060	(2,400)	(96,960)	7,599,700
2007	-	7,599,700	-	(1,358,714)	6,240,986

Seventh Tranche	Number of Options				
	Options granted	Balance at 1st January	Exercised	Forfeited	Balance at 31st December
2005	7,981,760	-	-	-	7,981,760
2006	-	7,981,760	-	(74,160)	7,907,600
2007	-	7,907,600	-	(142,660)	7,764,940

Eighth Tranche	Number of Options				
	Options granted	Balance at 1st January	Exercised	Forfeited	Balance at 31st December
2006	1,747,500	-	-	-	1,747,500
2007	-	1,747,500	-	(5,500)	1,742,000

Total options for all Tranches	**46,436,354**	-	**(13,383,740)**	**(4,302,832)**	**28,749,782**

Performance/restricted shares plan 2006	Number of Shares				
	Shares granted	Balance at 1st January	Vested	Forfeited	Balance at 31st December
Performance shares in 2006	1,344,625	-	-	-	1,344,625
Performance shares in 2007	-	1,344,625	(875)	(15,375)	1,328,375
Restricted shares in 2006	391,300	-	-	-	391,300
Restricted shares in 2007	-	391,300	-	(4,550)	386,750
Total shares	**1,735,925**	**1,735,925**	**(875)**	**(19,925)**	**1,715,125**

Ninth Tranche	Number of Units				
	Units granted	Balance at 1st January	Vested	Forfeited	Balance at 31st December
Performance units in 2007	1,693,940	-	-	-	1,693,940
Restricted units in 2007	506,060	-	-	-	506,060
Total units	**2,200,000**	-	-	-	**2,200,000**

b) Employee Stock Ownership Plan (ESOP)

In 2007, the Board of Directors approved an additional ESOP following six ESOPs established in 2005, 2004, 2003, 2002, 2001 and in 2000. For the 2007 ESOP, eligible employees were able to purchase a maximum of 500 shares per employee of previously unissued shares. The offer was broken down into two tranches which were available for all employees to choose. The subscription price for tranche A was €17.16. The subscription price for tranche B was the highest of the subscription price for tranche A or 80% of the average opening market prices for EADS shares on the Paris stock exchange over the twenty trading days preceding 14th May 2007, resulting in a subscription price of €19.62.

During a lockup period of at least one year under tranche A or five years under tranche B, employees are restricted from selling the shares, but have the right to receive all dividends paid. Employees who subscribed to tranche A have in addition the ability to vote at the annual shareholder meetings. EADS issued and sold 2,037,835 ordinary shares with a nominal value of €1.00 under both tranches. Compensation expense of €9 million was recognised in connection with the ESOP 2007. In 2006, no ESOP was issued by the Company. Consequently, no compensation expense was recognised in 2006 in connection with the ESOP programme.

32. Related Party Transactions

Related parties — The Group has entered into various transactions with related companies in 2007 and 2006 that have all been carried out in the normal course of business. As is the Group's policy, related party transactions have to be carried out at arm's length. Transactions with related parties include the French State, Daimler AG, Lagardère and SEPI (Spanish State). Except for the transactions with the French State and SEPI, the transactions are not considered material to the Group either individually or in the aggregate. The transactions with the French State include mainly sales from the Eurocopter, Astrium and Defence & Security divisions for programmes like Tiger, M51 / M45 ballistic missiles and SCALP naval cruise missiles. The transactions with the Spanish State include mainly sales from the MTAD and Defence & Security divisions for programmes like the A400M and Eurofighter.

The transactions with the joint ventures mainly concern the Eurofighter and A400M programmes.

The following table discloses the related party transactions on a full EADS' share as of 31st December 2007:

(in €m)	Sales of goods and services and other income in 2007	Purchases of goods and services and other expense in 2007	Receivables due as of 31st December 2007	Payables due as of 31st December 2007	Other liabilities/Loans received as of 31st December 2007
French State	1,587	17	882	0	2,087
Spanish State (SEPI)	316	0	122	0	352
Daimler AG	4	12	2	4	0
Lagardère group	2	0	0	2	14
Total transactions with shareholder	**1,909**	**29**	**1,006**	**6**	**2,453**
Total transactions with joint ventures	**1,638**	**28**	**371**	**42**	**616**
Total transactions with associates	**687**	**20**	**317**	**3**	**0**

In 2007, Lagardère and the French State repaid to EADS the dividends they received related to 2006 for an amount of €29 million as an interest free loan.

The following table discloses the related party transactions on a full EADS' share as of 31st December 2006:

(in €m)	Sales of goods and services and other income in 2006	Purchases of goods and services and other expense in 2006	Receivables due as of 31st December 2006	Payables due as of 31st December 2006	Other liabilities/Loans received as of 31st December 2006
French State	2,292	28	857	19	1,968
Spanish State (SEPI)	394	0	120	0	408
Daimler AG	5	5	5	3	0
Lagardère group	0	0	0	0	0
Total transactions with shareholder	**2,691**	**33**	**982**	**22**	**2,376**
Total transactions with joint ventures	**1,088**	**30**	**194**	**19**	**359**
Total transactions with associates	**639**	**9**	**247**	**4**	**0**

Remuneration — The annual remuneration and related compensation costs of all of key management personnel, i.e. Non Executive Board Members, Executive Board Members and Members of the Executive Committee, can be summarised as follows:

2007	Compensation expense	Pension	
(in €m)		Defined benefit obligation[1]	Pension expense[2]
Non Executive Board Members[3]	0.8	-	-
Executive Board Member[4]	2.1	0.8	0.6
Other Executive Committee Members[5]	11.7	15.5	1.7

(1) Amount of the net pension defined benefit obligation.

(2) Aggregated amount of current service and interest costs related to the defined benefit obligation accounted for during fiscal year 2007.

(3) Non Executive Board Members in office as at 31st December 2007.

(4) The Chief Executive Officer was the sole Executive Board Member in office as at 31st December 2007.

(5) Including former Executive Board Members who ceased their membership with the Board in 2007 but who were still Executive Committee Members as at 31st December 2007; excluding former Executive Committee Members who were no longer in office as at 31st December 2007.

2006	Compensation expense	Pension	
(in €m)		Defined benefit obligation[1]	Pension expense[2]
Non Executive Board Members[3]	0.8	-	-
Executive Board Members[4]	5.3	11.5	1.2
Other Executive Committee Members[5]	5.8	6.4	0.7

(1) Amount of the net pension defined benefit obligation.

(2) Aggregated amount of current service and interest costs related to the defined benefit obligation accounted for during fiscal year 2006.

(3) Non Executive Board Members in office as at 31st December 2006.

(4) Executive Board Members in office as at 31st December 2006.

(5) Excluding former Executive Committee Members who were no longer in office as at 31st December 2006.

Additionally, performance units granted in 2007 to the Chief Executive Officer and to the other Executive Committee Members represented 259,900 units.

The amounts detailed above do neither comprise the termination package nor the estimated cost of Long Term Incentives granted to Executive Committee Members.

For more information in respect of remuneration of Directors, see "Notes to the Company Financial Statements - Note 11: Remuneration".

EADS has not provided any loans to/advances to/guarantees on behalf of Directors, former Directors or Executive Committee Members.

The Executive Committee members are furthermore entitled to a termination package when the parting results from a decision by the Company. The employment contracts for the Executive Committee members are concluded for an indefinite term with an indemnity of up to a maximum of 24 months of their target income.

The Board has decided to reduce the maximum termination indemnity from 24 months to 18 months of annual total target salary.

This new rule is applicable to the Executive Committee members from the renewal of their employment contracts.

The indemnity could be reduced pro rata or would even not be applicable depending on age and date of retirement.

Executive Committee members are also entitled to a Company car.

33. Investment Property

The Group owns investment property, that is leased to third parties. For the purposes of IAS 40 "Investment property" the fair values have been determined by using market based multipliers for estimated rental income or using available market prices.

Buildings held as investment property are depreciated on a linear basis over their useful life up to 20 years. The values assigned to investment property are as follows:

(in €m)	Historical cost	Accumulated depreciation 31st December 2006	Book value 31st December 2006	Disposals Historical cost	Depreciation Amortisation	Disposals Accumulated depreciation	Accumulated depreciation 31st December 2007	Net at 31st December 2007
Book value of Investment Property	271	(134)	137	(58)	(10)	27	(117)	96

As of 31st December 2007, the fair value of the Group's investment property amounts to €100 million (in 2006: €154 million). Related rental income in 2007 is €13 million (in 2006: €15 million) with direct operating expenses amounting to €5 million (in 2006: €7 million).

34. Interest in Joint Ventures

The Group's principal investments in joint ventures and the proportion of ownership are included in Appendix "Information on principal investments". Joint ventures are consolidated using the proportionate method.

The following amounts represent the Group's proportional share of the assets, liabilities, income and expenses of the significant joint ventures (MBDA, Atlas and ATR) in aggregate:

(in €m)	2007(1)	2006(1)
Non current assets	693	830
Current assets	3,004	3,503
Non current liabilities	466	612
Current liabilities	2,670	3,245
Revenues	1,729	2,006
Profit for the period	121	170

(1) The percentage of the proportional consolidation of MBDA has changed from 50% to 37.5% as of 1st January 2007.

35. Earnings per Share

Basic earnings per share — Basic earnings per share are calculated by dividing profit (loss) for the period attributable to equity holders of the parent (Net income (loss)) by the weighted average number of issued ordinary shares during the year, excluding ordinary shares purchased by the Group and held as treasury shares.

	2007	2006	2005
Profit (loss) for the period attributable to equity holders of the parent (Net income (loss))	€(446) M	€99 M	€1,676 M
Weighted average number of ordinary shares	803,128,221	800,185,164	794,734,220
Basic earnings (losses) per share	€(0.56)	€0.12	€2.11

Diluted earnings per share — For the calculation of the diluted earnings per share, the weighted average number of ordinary shares is adjusted to assume conversion of all potential ordinary shares. The Group's only category of dilutive potential ordinary shares is stock options. In 2007, the average share price of EADS exceeded the exercise price of the stock options under the 1st, 2nd, 4th and 5th stock option plan (in 2006 and 2005: 1st, 2nd, 3rd, 4th, 5th, and 6th stock option plans). Hence, 2,420,180 shares (2006: 4,130,499 shares; 2005: 5,482,133 shares) were considered in the calculation of diluted earnings per share.

	2007	2006	2005
Profit (loss) for the period attributable to equity holders of the parent (Net income (loss))	€(446) M	€99 M	€1,676 M
Weighted average number of ordinary shares (diluted)	805,548,401	804,315,663	800,216,353
Diluted earnings (losses) per share	€(0.55)	€0.12	€2.09

36. Number of Employees

The number of employees at 31st December 2007 is 116,493 as compared to 116,805 at 31st December 2006.

37. Events after the Balance Sheet Date

On 29th February 2008, the U.S. Air Force awarded Northrop Grumman Corp., U.S.A. a contract for the development and procurement of up to 179 tanker aircraft for approximately $40 billion. This dollar amount includes both priced options for 80 aircraft and unpriced options for another 99 as well as estimated support costs (currently unpriced). The initial contract for the newly named KC-45A, is for the system design and development of four test aircraft for $1.5 billion. The Air Force will be funding this initial tranche over the next three years. EADS North America Inc., U.S.A. is the partner to Northrop Grumman Corp., U.S.A. on the new tanker contract, with responsibility for assembling airframes and providing completed flight-qualified aircraft and refueling sub-systems. The Military Transport Aircraft Division (MTAD) is responsible within the EADS Group for all military derivative programmes based on Airbus platforms, including tankers. Starting in 2011, production of KC-45A airframes will be performed at Airbus' new Mobile, Alabama aerospace centre which will house the Airbus KC-45A final assembly facility. In addition, EADS Group and Airbus intend to transfer the final assembly of Airbus A330 civilian freighters there. Unsuccessful competitor Boeing announced its imminent intention to file a protest with the General Accounting Office, whose decision would have to be issued within 100 days of the filing as required by law.

With regard to the plan to sell the Airbus sites in Méaulte, St. Nazaire Ville, Nordenham, Varel, Laupheim and Filton and the EADS site in Augsburg negotiations with selected preferred bidders (Latécoère in France, GKN in the U.K. and MT Aerospace in Germany) are ongoing. So far, binding agreements have not been reached. Furthermore, the potential divestment of the sites is still subject to EADS' Board of Directors decision.

These Consolidated Financial Statements have been authorised for issuance by the Board of Directors on 10th March 2008.

Appendix "Information on Principal Investments" - Consolidation Scope

	2007	%	2006	%	Company	Head office
Airbus						
	F	100.00	F	100.00	AD Grundstückgesellschaft GmbH	Pöcking (Germany)
	F	100.00	F	100.00	AFS Cayman 11 Limited	Cayman Isle
			F	100.00	AFS Cayman Aerospace Limited	Ireland
			F	100.00	AI Leasing Inc.	USA
			F	100.00	AI Participations S.A.R.L.	Blagnac (France)
	F	100.00	F	100.00	AIFS (Cayman) Ltd.	Cayman Isle
	F	100.00	F	100.00	AIFS Cayman Liquidity Ltd.	Cayman Isle
	F	100.00	F	100.00	AIFS Leasing Company Limited	Ireland
	F	100.00	F	100.00	Airbus A320 Financing Limited	Ireland
	F	100.00	F	100.00	Airbus China Limited	Hong Kong
	F	100.00	F	100.00	Airbus Deutschland GmbH	Hamburg (Germany)
	F	100.00	F	100.00	Airbus España SL	Madrid (Spain)
	F	100.00	F	100.00	Airbus Finance Company Ltd	Dublin (Ireland)
			F	100.00	Airbus Financial Service Holdings B.V.	Netherlands
	F	100.00	F	100.00	Airbus Financial Service Unlimited	Ireland
	F	100.00	F	100.00	Airbus France S.A.S.	Toulouse (France)
	F	100.00	F	100.00	Airbus Holding S.A.	France
	F	100.00	F	100.00	Airbus Invest	Toulouse (France)
	F	100.00	F	100.00	Airbus North America Customer Servics, Inc. (ASCO)	USA
	F	100.00	F	100.00	Airbus North America Engineering	USA
	F	100.00	F	100.00	Airbus North America Sales Inc.	USA
	F	100.00	F	100.00	Airbus Americas Inc. (In 2006: Airbus North American Holdings Inc. (AINA))	USA
	F	100.00	F	100.00	Airbus S.A.S.	Toulouse (France)
	F	100.00	F	100.00	Airbus Transport International S.N.C. (ATI)	Blagnac (France)
	F	100.00	F	100.00	Airbus U.K. Limited	U.K.
	F	100.00	F	100.00	Avaio Limited	Isle Of Man
	F	100.00	F	100.00	Aviateur Aerospace Limited	Ireland
	E	20.00	E	26.40	Aviateur Capital Limited (In 2006: Avion Capital Limited)	Ireland
	F	100.00	F	100.00	Aviateur Eastern Limited	Ireland
	F	100.00	F	100.00	Aviateur Finance Limited	Ireland
	F	100.00	F	100.00	Aviateur International Limited	Ireland
	F	100.00	F	100.00	Aviateur Leasing Limited	Ireland
			F	100.00	AVSA Canada Inc.	Canada
	F	100.00	F	100.00	Norbus	USA
	F	100.00	F	100.00	Star Real Estate S.A.S.	Boulogne (France)
	F	100.00	F	100.00	Total Airline Service Company	United Arab Emirates
Additionally consolidated are 36 SPEs.						

F: Fully consolidated. P: Proportionate. E: Equity method.
The stated percentage of ownership is related to the respective parent company.

	2007	%	2006	%	Company	Head office
Military Transport						
	F	90.00	F	90.00	Airbus Military S.L.	Madrid (Spain)
	F	100.00	F	100.00	EADS CASA North America, Inc.	Chantilly/Virginia (USA)
	F	100.00	F	100.00	EADS CASA S.A. (Unit: EADS CASA Military Transport Aircraft)	Madrid (Spain)
	F	77.21	F	77.21	EADS PZL "WARSZAWA-OKECIE" S.A.	Warsaw (Poland)
Eurocopter						
	F	100.00	F	100.00	AA military maintenance Pty. Ltd.	Brisbane (Australia)
	F	100.00	F	100.00	AA New Zealand Pty. Ltd.	Bankstown (Australia)
	F	100.00	F	100.00	American Eurocopter Corp.	Dallas, Texas (USA)
	F	60.00	F	60.00	American Eurocopter LLC	Dallas, Texas (USA)
	F	100.00	F	100.00	Australian Aerospace Ltd.	Bankstown (Australia)
	F	100.00	F	100.00	EIP Holding Pty. Ltd.	Bankstown (Australia)
	F	75.00	F	75.00	Eurocopter South East Asia Pte. Ltd.	Singapore (Singapore)
	F	100.00	F	100.00	Eurocopter Canada Ltd.	Ontario (Canada)
	F	100.00	F	100.00	Eurocopter Deutschland GmbH	Donauwörth (Germany)
	F	100.00	F	100.00	Eurocopter España S.A.	Madrid (Spain)
	F	100.00	F	100.00	Eurocopter Holding S.A.	Paris (France)
	F	100.00	F	100.00	Eurocopter S.A.S.	Marignane (France)
	F	100.00	F	100.00	Eurocopter Training Services S.A.S.	Marignane (France)
	F	76.52	F	76.52	Helibras – Helicopteros do Brasil S.A.	Itajuba (Brazil)
	E	25.00	E	25.00	HFTS Helicopter Flight Training Services GmbH	Hallbergmoos (Germany)
Defence & Security						
	F	100.00	F	100.00	Aircraft Services Lemwerder GmbH	Lemwerder (Germany)
			P	37.50	ALKAN	Valenton (France)
	F	100.00	F	100.00	Apsys	Suresnes (France)
	E	16.20	E	13.20	Arbeitsgemeinschaft Marinelogistik	Bremen (Germany)
	E	14.70	E	12.00	Atlas Defence Technology SDN.BHD	Kuala Lumpur (Malaysia)
	P	49.00	P	40.00	Atlas Elektronik PTY Limited	St. Leonards (Australia)
	P	49.00			Atlas Elektronik U.K. (Holdings) Limited	Newport, Wales (U.K.)
	P	49.00			Atlas Elektronik U.K. Limited	Newport, Wales (U.K.)
	P	49.00	P	40.00	Atlas Elektronik GmbH	Bremen (Germany)
	P	49.00	P	40.00	Atlas Hydrographic Holdings PTY Limited	St. Leonards (Australia)
	P	49.00	P	40.00	Atlas Hydrographics GmbH	Bremen (Germany)
	P	49.00	P	40.00	Atlas Maridan ApS	Horsholm (Denmark)
	P	49.00	P	40.00	Atlas Naval Systems Malaysia SDN.BHD.	Kuala Lumpur (Malaysia)
	F	55.00	F	55.00	Aviation Defense Service S.A.	Saint-Gilles (France)
	P	18.75	P	50.00	Bayern-Chemie Gesellschaft für flugchemische Antriebe mbH	Aschau/Inn (Germany)
	E	19.60	E	16.00	CybiCOM Atlas Defence (Proprietary) Limited	Umhlanga Rocks, South Africa
	F	100.00	F	100.00	Defense Security Systems Solutions Inc.	San Antonio, Texas (USA)
	F	100.00	F	100.00	Dornier Consulting GmbH	Friedrichshafen (Germany)
	F	100.00	F	100.00	Dornier Flugzeugwerft GmbH	Friedrichshafen (Germany)
	F	100.00	F	100.00	EADS Air Services (in 2006: EADS Services)	Boulogne (France)
	F	100.00	F	100.00	EADS CASA S.A. (Unit: Military Aircraft)	Madrid (Spain)
			F	100.00	EADS CASA S.A. (Unit: Operations Service)	Madrid (Spain)

F: Fully consolidated. P: Proportionate. E: Equity method.
The stated percentage of ownership is related to the respective parent company.

2007	%	2006	%	Company	Head office
F	100.00	F	100.00	EADS Cognac Aviation Training Services (In 2006: ECATS)	Paris (France)
F	100.00	F	100.00	EADS Defence & Security Solutions España S.A.U. (In 2006: EADS Telecom España)	Madrid (Spain)
F	100.00	F	100.00	EADS Defence & Security Systems Limited	Newport, Wales (U.K.)
F	100.00	F	100.00	EADS Defence & Security Systems Limited – Holding	Newport, Wales (U.K.)
F	100.00	F	100.00	EADS Defence & Security Systems S.A.	Elancourt (France)
F	100.00	F	100.00	EADS Deutschland GmbH – Defence Headquarter	Unterschleißheim (Germany)
		F	100.00	EADS Deutschland GmbH – Dornier Verteidigung und Zivile Systeme	Friedrichshafen (Germany)
F	100.00	F	100.00	EADS Deutschland GmbH – Military Aircraft TB 51	Munich (Germany)
F	100.00	F	100.00	EADS Deutschland GmbH – Verteidigung und Zivile Systeme	Ulm (Germany)
		F	100.00	EADS Deutschland GmbH (Unit: Operations Services)	Unterschleißheim (Germany)
F	100.00	F	100.00	EADS North America Defense Company	Arlington, Delaware (USA)
F	100.00	F	100.00	EADS Operations & Services U.K.	Newport, Wales (U.K.)
F	100.00	F	100.00	EADS Secure Networks Deutschland GmbH (In 2006: EADS Telecom Deutschland GmbH)	Ulm (Germany)
F	100.00	F	100.00	EADS Secure Networks Oy	Helsinki (Finland)
F	100.00	F	100.00	EADS Secure Networks S.A.S.	Elancourt (France)
F	100.00	F	100.00	EADS System & Defence Electronics Belgium	Oostkamp (Belgium)
F	100.00	F	100.00	EADS Telecom Deutschland GmbH	Untershleissheim (Germany)
F	100.00	F	100.00	EADS Telecom Mexico SA de CV	Mexico DF (Mexico)
E	30.00	E	30.00	ESG Elektroniksystem- und Logistikgesellschaft mbH	Munich (Germany)
F	100.00	F	100.00	Fairchild Controls Corporation	Frederick, Maryland (USA)
F	100.00	F	100.00	FmElo Elektronik- und Luftfahrtgeräte GmbH	Ulm (Germany)
		F	100.00	Germantown Holding Company	Frederick, Maryland (USA)
F	100.00	F	100.00	Gesellschaft für Flugzieldarstellung mbH	Hohn, Germany
F	100.00	F	100.00	Get Electronique S.A.	Castres (France)
P	49.00	F	100.00	Hagenuk Marinekommunikation GmbH	Flintbek (Germany)
F	100.00	F	100.00	IFR France S.A.	Blagnac (France)
		F	100.00	Integrated Defense Systems NA	Wilmington, Delaware (USA)
P	37.50	P	37.50	LFK – Lenkflugkörpersysteme GmbH	Unterschleißheim (Germany)
F	100.00	F	100.00	M.P. 13	Paris (France)
P	50.00	P	50.00	Maîtrise d'Oeuvre SyStème	Issy les Moulineaux (France)
		F	100.00	Manhattan Beach Holdings Co.	Frederick, Maryland (USA)
P	37.50	P	37.50	Marconi Overside Ldt.	Chelmsford (U.K.)
		F	100.00	Matra Aerospace Inc.	Frederick, Maryland (USA)
F	100.00	F	100.00	Matra Défense	Velizy (France)
P	37.50	P	37.50	Matra Electronique	La Croix Saint-Ouen (France)
F	100.00	F	100.00	Matra Holding GmbH	Frankfurt (Germany)
P	37.50	P	37.50	MBDA France	Velizy (France)
P	37.50	P	37.50	MBDA Holding	Velizy (France)
P	37.50	P	37.50	MBDA Inc.	Westlack, CA (USA)
P	37.50	P	37.50	MBDA Italy SpA	Roma (Italy)
P	37.50	P	37.50	MBDA M S.A.	Chatillon sur Bagneux (France)

F: Fully consolidated. P: Proportionate. E: Equity method.
The stated percentage of ownership is related to the respective parent company.

	2007	%	2006	%	Company	Head office
	P	37.50	P	37.50	MBDA S.A.S.	Velizy (France)
	P	37.50	P	37.50	MBDA Services	Velizy (France)
	P	37.50	P	37.50	MBDA Treasury	Jersey (U.K.)
	P	37.50	P	37.50	MBDA U.K. Ltd.	Stevenage, Herts (U.K.)
	E	26.80	E	26.80	Patria Oyj (In 2006: Patria Industries Oyj)	Helsinki (Finland)
	F	80.00	F	80.00	Pentastar Holding	Paris (France)
	F	100.00	F	100.00	Proj2	Paris (France)
	P	18.75	P	50.00	Propulsion Tactique S.A.	La Ferte Saint Aubin (France)
	F	100.00	F	100.00	Racal Instruments U.S.	San Antonio, Texas (USA)
	F	100.00	F	100.00	Racal Instruments Group Ltd. U.K. (In 2006: Racal Instruments U.K.)	Wimborne, Dorset (U.K.)
			E	33.00	Reutech Radar Systems (Pty) Ltd.	Stellenbosch (South Africa)
	E	18.75	E	18.75	Roxel	Saint-Médard-en-Jalles (France)
	F	100.00	F	100.00	Sofrelog S.A.	Bozons (France)
	P	49.00	P	40.00	Sonartech Atlas Pty Ltd.	St. Leonards (Australia)
	F	100.00	F	100.00	Sycomore S.A.	Boulogne-Billancourt (France)
	F	100.00	F	100.00	Talon Instruments	San Dimas, CA (USA)
	P	25.13	P	25.13	TAURUS Systems GmbH	Schrobenhausen (Germany)
	P	37.50	P	37.50	TDW- Ges. für verteidigungstechnische Wirksysteme GmbH	Schrobenhausen (Germany)
	F	100.00	F	100.00	Test & Services France	Velizy (France)
	F	100.00	F	99.99	Test & Services North America	Irvine, California (USA)
	F	100.00	F	100.00	TYX Corp.	Reston, VA (USA)
	E	50.00	E	50.00	United Monolithic Semiconductors France S.A.S.	Orsay (France)
	E	50.00	E	50.00	United Monolithic Semiconductors Holding	Orsay (France)
	E	50.00	E	50.00	United Monolithics Semiconductor GmbH	Ulm (Germany)
	F	90.00	F	90.00	UTE CASA A.I.S.A.	Madrid (Spain)
Astrium						
	F	100.00	F	100.00	Astrium GmbH – Satellites	Munich (Germany)
	F	100.00	F	100.00	Astrium GmbH – Space Transportation	Munich (Germany)
	F	100.00	F	100.00	Astrium Holding S.A.S.	Paris (France)
	F	100.00	F	100.00	Astrium Ltd. – Satellites	Stevenage (U.K.)
	F	100.00	F	100.00	Astrium S.A.S. – Satellites	Toulouse (France)
	F	100.00	F	100.00	Astrium S.A.S. – Space Transportation	Les Mureaux (France)
	F	100.00	F	100.00	Astrium S.A.S. Toulouse	Paris (France)
	F	100.00	F	100.00	Astrium Services GmbH	Ottobrunn (Germany)
	F	100.00			Astrium Services S.A.S.	Paris (France)
	F	100.00	F	100.00	Computadoras, Redes e Ingenieria SA (CRISA)	Madrid (Spain)
	F	100.00	F	100.00	Dutch Space B.V.	Leiden (Netherlands)
	F	100.00	F	100.00	Astrium Jersey Ltd.	Jersey (U.K.)
	F	100.00	F	100.00	Astrium N.V.	The Hague (Netherlands)
	F	100.00	F	100.00	Astrium SL	Madrid (Spain)
	F	100.00	F	100.00	EADS CASA Espacio S.L.	Madrid (Spain)
	F	100.00	F	100.00	EADS Deutschland GmbH – Space Services	Munich (Germany)
	F	100.00			GPT Special Project Management Limited	Riyadh (Saudi Arabia)

F: Fully consolidated. P: Proportionate. E: Equity method.
The stated percentage of ownership is related to the respective parent company.

	2007	%	2006	%	Company	Head office
	F	100.00	F	100.00	Infoterra GmbH	Friedrichshafen (Germany)
	F	100.00	F	100.00	Infoterra Ltd	Southwood (U.K.)
	F	100.00	F	100.00	Infoterra S.A.S.	Toulouse (France)
	F	100.00	F	100.00	Matra Marconi Space U.K. Ltd.	Stevenage (U.K.)
	F	75.00	F	75.00	MilSat Services GmbH	Bremen (Germany)
	F	100.00	F	100.00	MMS Systems Ltd	Stevenage (U.K.)
	E	47.40	E	47.40	Nahuelsat S.A.	Buenos Aires (Argentina)
	F	100.00	F	100.00	Paradigm Secure Communications (Holding) Ltd.	Stevenage (U.K.)
	F	100.00	F	100.00	Paradigm Secure Communications Ltd	Stevenage (U.K.)
	F	100.00	F	100.00	Paradigm Services Ltd	Stevenage (U.K.)
	F	89.98	F	89.98	Sodern S.A.	Limeil Brevannes (France)
	F	100.00			Space Management & Servcies S.A.S.	Paris (France)
	E	40.03	E	40.03	Spot Image	Toulouse (France)
	F	100.00	F	100.00	TESAT-Spacecom Geschäftsführung GmbH	Backnang (Germany)
	F	100.00	F	100.00	TESAT-Spacecom GmbH & Co. KG	Backnang (Germany)
Other Businesses						
			F	80.00	Aerobail GIE	Paris (France)
	P	50.00	P	50.00	ATR Eastern Support	Singapour (Singapour)
	P	50.00	P	50.00	ATR GIE	Toulouse (France)
	P	50.00			ATR India Customer Support	Bangalore (India)
	P	50.00	P	50.00	ATR International SARL	Toulouse (France)
	P	50.00	P	50.00	ATR North America Inc.	Washington D.C. (USA)
	P	50.00	P	50.00	ATR Training Center SARL	Toulouse (France)
	P	50.00	P	50.00	ATRiam Capital Ltd.	Dublin (Ireland)
	F	50.10	F	50.10	Composites Aquitaine S.A.	Salaunes (France)
	F	50.00	F	50.00	Composites Atlantic Ltd.	Halifax (Canada)
	F	100.00	F	100.00	EADS ATR S.A.	Toulouse (France)
	E	49.99	E	49.99	EADS Revima APU S.A.	Caudebec en Caux (France)
	F	100.00	F	100.00	EADS Revima S.A.	Tremblay en France (France)
	F	100.00	F	100.00	EADS Seca S.A.	Le Bourget (France)
	F	100.00	F	100.00	EADS Socata S.A.	Louey (France)
	F	100.00	F	100.00	EADS Sogerma S.A.	Mérignac (France)
			F	50.10	EADS Sogerma Tunisie	Monastir (Tunisia)
	F	100.00	F	100.00	Elbe Flugzeugwerke GmbH	Dresden (Germany)
	F	100.00	F	100.00	Maroc Aviation S.A.	Casablanca (Morocco)
	F	100.00	F	100.00	Noise Reduction Engineering B.C.	Washington D.C. (USA)
	F	100.00	F	100.00	Socata Aircraft Inc.	Miami, Florida (USA)
			F	100.00	Sogerma America Barfield B.C.	Miami, Florida (USA)
			F	60.00	Sogerma Services S.A.	Mérignac (France)
Additionally consolidated are 21 SPEs						

F: Fully consolidated. P: Proportionate. E: Equity method.
The stated percentage of ownership is related to the respective parent company.

	2007	%	2006	%	Company	Head office
Headquarters						
	E	23.15	E	23.15	Aero Precision	Deerfield Beach (USA)
	F	75.00	F	75.00	DADC Luft- und Raumfahrt Beteiligungs AG	Munich (Germany)
	E	46.30	E	46.30	Dassault Aircraft Services	(USA)
	E	46.30	E	46.30	Dassault Aviation	Paris (France)
	E	46.30	E	46.30	Dassault Falcon Jet	Teterboro N.J. (USA)
	E	46.30	E	46.30	Dassault Falcon Jet	Wilmington (USA)
	E	46.30	E	46.30	Dassault Falcon Service	Bonneuil en France
			E	46.30	Dassault International (USA) Inc.	Paramus N.J. (USA)
	E	46.30	E	46.30	Dassault Procurement Services Inc.	Paramus N.J. (USA)
	F	97.16	F	97.11	Dornier GmbH – Zentrale	Friedrichshafen (Germany)
			F	88.00	EADS Aeroframe Services LLC	Lake Charles, Louisiana (USA)
	F	100.00	F	100.00	EADS Airbus Holding S.A.S.	Paris (France)
	F	100.00	F	100.00	EADS CASA France	Paris (France)
	F	100.00	F	100.00	EADS CASA S.A. (Headquarters)	Madrid (Spain)
	F	100.00	F	100.00	EADS Deutschland GmbH – Zentrale	Munich (Germany)
	F	100.00	F	100.00	EADS Deutschland GmbH, FO – Forschung	Munich (Germany)
	F	100.00	F	100.00	EADS Deutschland GmbH, LO – Liegenschaften OTN	Munich (Germany)
			F	100.00	EADS Dornier Raumfahrt Holding GmbH	Ottobrunn (Germany)
	F	100.00	F	100.00	EADS Finance B.V.	Amsterdam (Netherlands)
	F	100.00	F	100.00	EADS France S.A.S. – Headquarters (In 2006: EADS France)	Paris (France)
	F	100.00			EADS France S.A.S. – Innovation Work	Suresnes (France)
	F	100.00	F	100.00	EADS North America Inc.	Arlington (USA)
	F	97.16	F	97.11	EADS Real Estate Dornier Grundstücke GmbH & Co. KG	Taufkirchen (Germany)
	F	100.00	F	100.00	EADS Real Estate Objekt Nabern GmbH & Co. KG	Taufkirchen (Germany)
	E	23.15	E	23.15	Falcon Training Center	France
	F	100.00			Manhattan Beach Holding Company	Frederick, Maryland (USA)
	F	100.00	F	100.00	Matra Aerospace Inc. (In 2006: EADS Sogerma Participant)	Arlington (USA)
	E	46.30	E	46.30	Midway	USA
	E	46.30	E	46.30	Sogitec Industries	Suresnes (France)

F: Fully consolidated. P: Proportionate. E: Equity method.
The stated percentage of ownership is related to the respective parent company.

Auditor's Report on the Consolidated Financial Statement (IFRS)

To: The EADS N.V. shareholders.

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying 2007 consolidated financial statements which are part of the financial statements of European Aeronautic Defence and Space Company EADS N.V., Amsterdam, authorised for issue on 10th March 2008, which comprise the consolidated balance sheets as at 31st December 2007, the consolidated income statements, the consolidated statements of recognised income and expenses and the consolidated statements of cash-flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the report of the Board of Directors in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of European Aeronautic Defence and Space Company EADS N.V. as at 31st December 2007, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the report of the Board of Directors is consistent with the consolidated financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Rotterdam, 10th March 2008

KPMG Accountants N.V.
L.A. Blok

Amsterdam, 10th March 2008

Ernst & Young Accountants
F.A.L. van der Bruggen

1.2.2 COMPANY FINANCIAL STATEMENTS

Balance Sheet of the Company Financial Statements

(in €m) **Assets**	**Note**	**At 31st December 2007**	**At 31st December 2006**
Fixed assets			
Goodwill	2	4,354	4,354
Financial fixed assets	2	11,303	12,298
		15,657	**16,652**
Non-fixed assets			
Receivables and other assets	3	5,526	4,387
Securities	4	4,280	1,660
Cash and cash equivalents	4	6,444	6,862
		16,250	**12,909**
Total assets		**31,907**	**29,561**
Liabilities and stockholders' equity			
Stockholders' equity[1]	5		
Issued and paid up capital		814	816
Share premium		7,968	8,160
Revaluation reserves		3,973	3,657
Other legal reserves		1,884	1,472
Treasury shares		(206)	(349)
Retained earnings		(1,343)	(741)
		13,090	**13,015**
Non current liabilities			
Financing liabilities	6	316	320
Non current other liabilities	6	1,532	1,518
		1,848	**1,838**
Current liabilities			
Current other liabilities	7	16,969	14,708
		16,969	**14,708**
Total liabilities and stockholders' equity		**31,907**	**29,561**

(1) The balance sheet is prepared after appropriation of the net result.

Income Statement of the Company Financial Statements

(in €m)		**2007**	**2006**
Income from investments		(380)	95
Other results		(66)	4
Net result	8	**(446)**	**99**

Notes to the Company Financial Statements

1.1 General

EADS N.V., having its legal seat in Amsterdam, the Netherlands, is engaged in the holding, coordinating and managing of participations or other interests in and to finance and assume liabilities, provide for security and/or guarantee debts of legal entities, partnerships, business associations and undertakings that are involved in the aeronautic, defence, space and/or communication industry or activities that are complementary, supportive or ancillary thereto.

The company financial statements are part of the 2007 financial statements of EADS N.V.

The description of the company's activities and the group structure, as included in the notes to the consolidated financial statements, also apply to the company financial statements. In accordance with Article 402 Book 2 of the Dutch Civil Code the income statement is presented in abbreviated form.

1.2 Principles for the Measurement of Assets and Liabilities and the Determination of the Result

For setting the principles for the recognition and measurement of assets and liabilities and determination of the result for its company financial statements, EADS N.V. makes use of the option provided in section 2:362 (8) of the Netherlands Civil Code. As from 2005, the Netherlands Civil Code allows that the principles for the recognition and measurement of assets and liabilities and determination of the result (hereinafter referred to as principles for recognition and measurement) of the company financial statements of EADS N.V. are the same as those applied for the consolidated EU-IFRS financial statements. These consolidated EU-IFRS financial statements are prepared according to the standards laid down by the International Accounting Standards Board and adopted by the European Union (hereinafter referred to as EU-IFRS). Please see Note 2 of the consolidated financial statements for a description of these principles.

Participating interests including subsidiaries, over which significant influence is exercised, are stated on the basis of the equity method.

The share in the result of participating interests consists of the share of EADS N.V. in the result of these participating interests. Results on transactions, where the transfer of assets and liabilities between EADS N.V. and its participating interests and mutually between participating interests themselves, are not incorporated insofar as they can be deemed to be unrealised.

Undistributed results from investments are included in the other legal reserves to the extend the company cannot enforce dividend distribution.

2. Fixed Assets

The goodwill acquisition costs end of 2007 amount to €5,676 million (2006: €5,676 million) and the cumulative amortisation and impairments to €1,322 million (2006: €1,322 million).

The movements in financial fixed assets are detailed as follows:

(in €m)	Subsidiaries	Participations	Loans	Total
Balance at 31st December 2006	**10,057**	**76**	**2,165**	**12,298**
Acquisitions/additions			255	255
Reductions/redemptions	(83)		(1,244)	(1,327)
SOP/ESOP	47			47
Net income from investments	(387)	7		(380)
Actuarial gains/losses IAS 19	403			403
Dividends received	(129)	(4)		(133)
Translation differences/other changes	125	15		140
Balance at 31st December 2007	**10,033**	**94**	**1,176**	**11,303**

The investments in subsidiaries are included in the balance sheet based on their net asset value in accordance with the aforementioned accounting principles of the consolidated financial statements. The participations include available-for-sale securities and investments accounted for using the equity method.

The translation differences/other changes reflect mainly the impact in the other comprehensive income related to the application of IAS 39.

Significant subsidiaries, associates and joint ventures are listed in the appendix "Information on principal investments" to the consolidated financial statements.

Loans provided to affiliated companies amount to €1,167 million (2006: €2,165 million). In average, the interest rate of the loans is 5,3%. An amount of €505 million has a maturity between five and ten years and an amount of €325 million matures after ten years. The item redemptions mainly reflects the redemption of a loan provided to Paradigm Secure Communications.

3. Receivables and Other Assets

(in €m)	2007	2006
Receivables from affiliated companies	5,317	4,253
Receivables from related companies	-	22
Other assets	209	112
Total receivables and other assets	**5,526**	**4,387**

The receivables from affiliated companies include mainly receivables in connection with the cash pooling in EADS N.V.

An amount of €47 million (2006: €18 million) is due after one year.

4. Securities, Cash and Cash Equivalents

The securities comprise mainly available-for-sale Securities. The available-for-sale security portfolio contains a non-current portion of €2,685 million. For further information please see Note 18 of the Consolidated Financial Statements.

EADS limits its cash equivalents to such investments having a maturity of three months or less from acquisition date.

5. Stockholders' Equity

(in €m)	Capital stock	Share premiums	Revaluation reserves	Other legal reserves	Treasury shares	Retained earnings	Total equity
Balance at 31st December 2005	**818**	**8,715**	**2,359**	**1,993**	**(445)**	**(386)**	**13,054**
Capital increase	5	89					94
Net income						99	99
ESOP/SOP IFRS 2						40	40
Cash distribution		(520)					(520)
Transfer to other legal reserves				494		(494)	
Purchase of treasury shares					(35)		(35)
Cancellation of shares	(7)	(124)			131		
Others			1,298	(1,015)			283
Balance at 31st December 2006	**816**	**8,160**	**3,657**	**1,472**	**(349)**	**(741)**	**13,015**
Capital increase	3	43					46
Net income						(446)	(446)
ESOP/SOP IFRS 2						48	48
Cash distribution		(97)					(97)
Transfer to other legal reserves				204		(204)	
Cancellation of shares	(5)	(138)			143		
Others			316	208			524
Balance at 31st December 2007	**814**	**7,968**	**3,973**	**1,884**	**(206)**	**(1,343)**	**13,090**

For further information to the Stockholders' equity, please see Note 20 of the Consolidated Financial Statements.

As of 31st December 2007, the item "Revaluation reserves" relates to €3,550 million (2006: €3,188 million) resulting from changes in the fair values of cash flow hedges, recognised directly in equity and €423 million (2006: €469 million) resulting from the fair value of Securities classified as available for sale.

The other legal reserves are related to EADS' share in the undistributed results from investments for €841 million (2006: €664 million) internally generated capitalised development costs of €900 million (2006: €873 million), €1,103 million (2006: €1,298 million) resulting from currency translation effects of affiliated companies, compensated by the recognition of actuarial losses arising from defined benefit plans in equity of €960 million (2006: €1,363 million).

The internally generated development costs reflect capitalised development costs in the consolidated subsidiaries and allocated to other legal reserves in accordance with Article 2:389 paragraph 6 of the Dutch Civil Code.

6. Non Current Liabilities

The financing liabilities include a long term loan, granted by the European Investment Bank to EADS in the amount of U.S.$421 million and a shareholder loan granted by Sogeade in the amount of €29 million. For further details, please see Note 23 of the consolidated financial statements.

The non current other liabilities include mainly liabilities to subsidiaries in connection with the cash pooling in EADS N.V.

7. Current Other Liabilities

(in €m)	2007	2006
Liabilities to affiliated companies	15,881	13,726
Liabilities to related companies	986	874
Other liabilities	102	108
Total	**16,969**	**14,708**

The liabilities to affiliated companies include with an amount of €15,871 million (2006: €13,725 million) liabilities to subsidiaries and comprise mainly liabilities in connection with the cash pooling in EADS N.V.

8. Net Result

The net result in 2007 amounts to a loss of €446 million (2006: profit of €99 million).

9. Financial Instruments

By the nature of the activities carried out, EADS is exposed to a variety of financial risks, especially foreign currency exchange rate risks and interest risks. EADS uses financial instruments in order to limit these financial risks. Information to the terms and conditions of the financial instruments and the respective fair values is provided in Note 30 of the consolidated financial statements.

10. Commitments and Contingent Liabilities

EADS N.V. issues guarantees on behalf of consolidated companies with an amount of €88 million. The commitments of these companies to third parties mainly relate to their operating business as described in Note 29 to the consolidated financial statements. The company is heading a fiscal unity, which also includes EADS Finance B.V. and therefore the company is several and jointly liable for the fiscal unity as a whole.

11. Remuneration

The total **cash gross remuneration** and related compensation costs of the members of the Board of Directors and former directors in 2007 and 2006 can be specified as follows:

	2007	2006
	(in €)	(in €)
Fixum	4,194,733	4,564,086
Bonus (related to reporting period)	3,294,312	2,361,451
Fees	390,000	395,000
	7,879,045	**7,320,537**

The cash remuneration of the members of the Board of Directors was as follows:

2007	Fixum	Bonus related to 2007	Fees	Total
Directors	**(in €)**	**(in €)**	**(in €)**	**(in €)**
Rüdiger Grube	30,000	109,813	85,000	224,813
Louis Gallois	1,147,701	957,885	-	2,105,586
Rolf Bartke	-	11,766	15,000	26,766
Dominique D'Hinnin	-	11,766	15,000	26,766
Juan Manuel Eguiagaray Ucelay	30,000	62,750	50,000	142,750
Arnaud Lagardère	60,000	113,734	60,000	233,734
Hermann-Josef Lamberti	-	11,766	10,000	21,766
Lakshmi N. Mittal*	-	-	-	-
Sir John Parker	-	11,766	20,000	31,766
Michel Pébereau	-	41,833	25,000	66,833
Bodo Uebber	-	41,833	10,000	51,833
Former directors				
Manfred Bischoff	60,000	31,375	50,000	141,375
Thomas Enders**	1,218,157	800,275	-	2,018,432
Jean-Paul Gut	818,937	388,500	-	1,207,437
Hans-Peter Ring**	769,938	597,282	-	1,367,220
François David	30,000	50,984	30,000	110,984
Michael Rogowski	30,000	50,984	20,000	100,984
Total	**4,194,733**	**3,294,312**	**390,000**	**7,879,045**

(*) Remuneration waived at the Director's request.

(**) Prorata in accordance with their periods of membership with the Board of Directors.

2006	Fixum	Bonus related to 2006	Fees	Total
Directors	**(in €)**	**(in €)**	**(in €)**	**(in €)**
Manfred Bischoff	60,000	43,750	100,000	203,750
Arnaud Lagardère	60,000	43,750	100,000	203,750
Thomas Enders	1,195,225	542,468	-	1,737,693
Louis Gallois (until end of June)*	-	-	-	-
Louis Gallois (since July 06)	450,000	257,612	-	707,612
Jean-Paul Gut	943,693	456,527	-	1,400,220
Hans-Peter Ring	951,193	456,527	-	1,407,720
François David	30,000	21,875	40,000	91,875
Rüdiger Grube	30,000	21,875	75,000**	126,875
Michael Rogowski	30,000	21,875	30,000	81,875
Juan Manuel Eguiagaray Ucelay	18,750	21,875	50,000	90,625
Former director* **				
Noël Forgeard	795,225	473,317	-	1,268,542
Total	**4,564,086**	**2,361,451**	**395,000**	**7,320,537**

(*) Remuneration waived at the Director's request.

(**) Including regularisation of €30,000 relating to the 2005 attendance fees paid in 2006.

(***) Prorata in accordance with his period of membership with the Board of Directors.

The table below gives an overview of the interests of the current Executive Board Directors under the various **long term incentive plans** of EADS:

STOCK OPTION PLANS

Number of options							
Year of plan	Initially granted	As at 1st Jan. 2007	Granted in 2007	Exercised during 2007	As at 31st Dec. 2007	Exercise price (in €)	Expiry date
Louis Gallois							
2006	67,500	67,500	-	-	67,500	25.65	16th Dec. 2016

PERFORMANCE SHARES PLAN

Number of performance shares*						
Year of plan	Initially granted	As at 1st Jan. 2007	Granted in 2007	Vested during 2007	As at 31st Dec. 2007	Vesting date
Louis Gallois						
2006	16,875	16,875	-	-	16,875	Publication of the 2009 annual results, expected in March 2010

(*) Vesting of all performance shares granted to the Chief Executive Officer is subject to performance conditions.

PERFORMANCE UNITS PLAN

Number of performance units**:	Granted in 2007	Vesting date
Louis Gallois	33,700	Vesting schedule is made up of 4 payments over 2 years: • 25% expected in May 2011; • 25% expected in November 2011; • 25% expected in May 2012; • 25% expected in November 2012.

(**) Vesting of all performance units granted to the Chief Executive Officer is subject to performance conditions.

Stock option plans

To the former Executive Board Directors who ceased their membership with the Board of Directors in 2007, the number of outstanding stock options amounted to 865,000 as at 31st December 2007.

To the other current members of the Executive Committee and to the Group's senior management, the number of outstanding stock options amounted to 27,817,282 at the same date.

During the year 2007, none of the Executive Committee Members, including former Executive Board Directors (who ceased their membership with the Board of Directors in 2007), have exercised options granted under the various EADS stock option plans. Exercises of EADS Executive Committee Members are disclosed on the EADS internet website in accordance with the applicable regulations.

Performance and Restricted shares plan

To the former Executive Board Directors who ceased their membership with the Board of Directors in 2007, the number of the outstanding performance shares, subject to achievement of performance results, amounted to 41,875 as at 31st December 2007.

To the other current members of the Executive Committee and to the Group's senior management, the number of outstanding performance and restricted shares amounted to 1,656,375 at the same date.

Performance and Restricted units plan

To the former Executive Board Directors who ceased their membership with the Board of Directors in 2007, the number of the outstanding performance units, subject to achievement of performance results, amounted to 58,700 as at 31st December 2007.

To the other current members of the Executive Committee and to the Group's senior management, the number of outstanding performance and restricted units amounted to 2,107,600 at the same date.

The expense in 2007 for stock options, performance shares and performance units granted to the Chief Executive Officer was €0.4 million.

For further information, please see Note 31 of the Consolidated IFRS Financial Statements.

Former Director and Executive Committee member :

Under the terms of his employment contract, Jean-Paul Gut was entitled to:

- six-month notice period, reduced to four-month notice period at Jean-Paul Gut's request, which represented a payment of €466,667 gross (fixum and bonus) (included in the cash remuneration figures disclosed above);
- a termination package of €2,800,000 (two years of total target income);
- an indemnity aiming at compensating his accumulated additional pension rights at the date of his departure.

In addition, EADS has concluded with Mr Jean-Paul Gut a long-term Service Provider's Agreement, in order to retain Mr Gut's specific expertise in the field of marketing and M&A activities.

The **pension benefit** obligation for the Executive Committee Members is as follows:

The Members of the Executive Committee have pension promises as part of their employment agreements. The general policy is to give them annual pensions of 50% of their annual base salary upon reaching 5 years of service in the Executive Committee of EADS at the age of 60 or 65.

These rights can gradually increase to 60% after a second term, usually after ten years of service in the EADS Executive Committee.

These pension schemes have been implemented through collective executive pension plans in France and Germany. These pension promises have also separate rules e.g. for minimum length of service and other conditions to comply with national regulations.

For the Chief Executive Officer, the amount of the pension defined benefit obligation amounted to €0.8 million as of 31st December 2007, while the amount of current service and interest cost related to his pension promise accounted for during fiscal year 2007 represented an expense of €0.6 million. This obligation has been accrued for in the Financial Statements.

Other benefits

All amounts reported above for the Executive Board Directors (current and former) are free of benefits in kind they are entitled to, as well as all national social and income tax impacts.

The Chief Executive Officer is entitled to a company car. The value of his company car is €23,977.

EADS has not provided any loans to/advances to/guarantees on behalf of Directors.

For further information on the remuneration, please see Note 32 of the Consolidated Financial Statements.

12. Employees

The number of persons employed by the company at year-end 2007 was 3 (2006: 3).

13. Related Party Transactions

In 2007, Lagardère and the French State granted through the holding company Sogeade to EADS their received dividend for the year 2006 in the amount of €29 million as an interest free loan.

Supplementary Information

AUDITORS' REPORT

To: The EADS N.V. shareholders.

REPORT ON THE COMPANY FINANCIAL STATEMENTS

We have audited the accompanying 2007 company financial statements which are part of the financial statements of European Aeronautic Defence and Space Company EADS N.V., Amsterdam, as authorised for issue on 10th March 2008, which comprise the balance sheet as at 31st December 2007, the income statement for the year then ended, and the notes.

Management's Responsibility

Management is responsible for the preparation and fair presentation of the company financial statements and for the preparation of the report of the Board of Directors, both in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the company financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on the company financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the company financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the company financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the company financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the company financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the company financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the company financial statements give a true and fair view of the financial position of European Aeronautic Defence and Space Company EADS N.V. as at 31st December 2007, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the report of the Board of Directors is consistent with the company financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Rotterdam, 10th March 2008

KPMG Accountants N.V.
L.A. Blok

Amsterdam, 10th March 2008

Ernst & Young Accountants
F.A.L. van der Bruggen

Other Supplementary Information

APPROPRIATION OF RESULT

Articles 30 and 31 of the Articles of Association provide that the board of directors shall determine which part of the result shall be attributed to the reserves. The general meeting of shareholders may dispose of a reserve only upon a proposal of the Board of Directors and to the extent it is permitted by law and the Articles of Association. Dividends may only be paid after adoption of the annual accounts from which it appears that the shareholders' equity of the company is more than the amount of the issued and paid-in part of the capital increased by the reserves that must be maintained by law.

It will be proposed at the Annual General Meeting of Shareholders that the net loss of €446 million as shown in the income statements for the financial year 2007 is to be deducted from retained earnings and that a payment of a gross amount of €0.12 per share shall be made to the shareholders from distributable reserves.

SUBSEQUENT EVENTS

For further information please see Note 37 of the Consolidated Financial Statements.

1.3 Statutory Auditors' Fees

Services provided to the Group by statutory auditors and members of their network for the financial years 2007, 2006 and 2005:

	KPMG Accountants N.V.						Ernst & Young Accountants					
	2007		2006		2005		2007		2006		2005	
	Amount in €K	%	Amount in €K	%	Amount in €K	%	Amount in €K	%	Amount in €K	%	Amount in €K	%
Audit												
Audit process, certification, examination of individual and consolidated accounts	5,291	73.2	6,181	75.2	5,533	68.3	4,571	86.7	4,843	82.5	4,923	77.3
Additional tasks	491	6.8	630	7.7	1,416	17.5	284	5.4	646	11.0	1,163	18.3
Sub-total	**5,782**	**80.0**	**6,811**	**82.9**	**6,949**	**85.8**	**4,855**	**92.1**	**5,489**	**93.5**	**6,086**	**95.6**
Other services as relevant												
Legal, tax, employment	897	12.4	1,051	12.8	958	11.8	333	6.3	271	4.6	281	4.4
Information Technology	117	1.6	50	0.6	-	-	-	-	30	0.5	-	-
Other (to be specified if >10% of the fees for the audit)	428	6.0	301	3.7	194	2.4	82	1.6	83	1.4	-	-
Sub-total	**1,442**	**20.0**	**1,402**	**17.1**	**1,152**	**14.2**	**415**	**7.9**	**384**	**6.5**	**281**	**4.4**
Total	**7,224**	**100.0**	**8,213**	**100.0**	**8,101**	**100.0**	**5,270**	**100.0**	**5,873**	**100.0**	**6,367**	**100.0**

1.4 Information Regarding the Statutory Auditors

	Date of First Appointment	Expiration of Current Term of Office*
KPMG Accountants N.V. Van der Mandelelaan 41-433062 MB Rotterdam — The Netherlands Represented by L.A. Blok	10th May 2000	26th May 2008
Ernst & Young Accountants Drentestraat 20, 1083 HK Amsterdam — The Netherlands Represented by F.A.L. van der Bruggen	24th July 2002	26th May 2008

(*) A resolution will be submitted to the General Meeting of Shareholders called for 26th May 2008, in order to appoint Ernst &Young Accountants and KPMG Accountants N.V. as the Company's auditors for the 2008 financial year.

KPMG Accountants N.V., Ernst & Young Accountants and their respective representatives are registered with the Royal NIVRA (*Nederlands Instituut van Register Accountants*).

Corporate Governance

2

2.1	**Management and Control**	**153**
2.1.1	BOARD OF DIRECTORS, CHAIRMAN AND CHIEF EXECUTIVE OFFICER	153
2.1.2	AUDIT COMMITTEE	164
2.1.3	REMUNERATION AND NOMINATION COMMITTEE	164
2.1.4	STRATEGIC COMMITTEE	165
2.1.5	EXECUTIVE COMMITTEE	165
2.1.6	INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS	167
2.2	**Interests of Directors and Principal Executive Officers**	**172**
2.2.1	COMPENSATION GRANTED TO DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS	172
2.2.2	LONG TERM INCENTIVES GRANTED TO THE CHIEF EXECUTIVE OFFICER	176
2.2.3	RELATED PARTY TRANSACTIONS	176
2.2.4	LOANS AND GUARANTEES GRANTED TO DIRECTORS	176
2.3	**Employee Profit Sharing and Incentive Plans**	**177**
2.3.1	EMPLOYEE PROFIT SHARING AND INCENTIVE AGREEMENTS	177
2.3.2	EMPLOYEE SHARE OWNERSHIP PLANS	177
2.3.3	LONG TERM INCENTIVE PLANS	179

EADS is a company registered in the Netherlands and listed in France, Germany and Spain. Given the numerous Corporate Governance regimes applicable to it, EADS applies a set of common Corporate Governance principles and recommendations in order to be in line with the Corporate Governance best practices applicable in these jurisdictions.

In accordance with Dutch law and with the provisions of the Dutch Corporate Governance Code (the "**Dutch Code**"), which includes a number of non-mandatory recommendations, the Company applies the provisions of the Dutch Code or, if applicable, explains in its annual Board of Directors Report the reasons for non-application of such provisions.

While EADS, in its continuous efforts to adhere to the highest standards, applies most of the recommendations, it must, in accordance with the Dutch Code's "apply or explain" principle, provide the following explanations:

1. EADS is a controlled company and, therefore, a number of the Members of the Board, Audit Committee, Remuneration and Nomination Committee and Strategic Committee are designated and can be removed by its controlling shareholders

Nevertheless, it should be noted that a self-assessment of the Board confirmed that the Members of the Board designated by the controlling shareholders hold opinions and defend positions that are in all relevant aspects aligned with the economic interests of individual shareholders. Given the absence of material conflicting business interests between EADS and its controlling shareholders, and the independence of the controlling shareholders from one another, the Members of the Board designated by the controlling shareholders are deemed to fairly represent the interest of all shareholders in acting critically and independently of one another and of any particular interests. Furthermore, the Board's composition, as reshaped in October 2007 to increase in particular the number of independent Board Members, with a wide range of different experiences represented in the Board and the running of meetings is conducive to the expression of autonomous and complementary views.

This explains why:

(a) Four Members of the Board out of eleven are independent (whereas provision III.2.1 of the Dutch Code recommends that there be no more than one non-independent Board member);

(b) Members of the Board retire simultaneously on a five-yearly basis (whereas provision III.3.6 of the Dutch Code recommends that there be a retirement schedule to avoid, as far as possible, a situation in which many Non-Executive Members of the Board retire at the same time);

(c) the Board is headed by the Chairman of the Board. In case of dismissal or resignation of the Chairman, the Board shall immediately designate a new Chairman. There is therefore no need for a vice-Chairman to deal with the situation when vacancies occur (whereas provision III.4.1(f) of the Dutch Code recommends that there be a vice-Chairman);

(d) EADS' Audit Committee includes two Members of the Board designated by the controlling shareholders (whereas provision III.5.1 of the Dutch code recommends that there be no more than one non-independent Audit Committee member);

(e) EADS' Remuneration and Nomination Committee includes two Members of the Board designated by the controlling shareholders (whereas provision III.5.1 of the Dutch code recommends that there be no more than one non-independent Committee Member);

(f) EADS' Remuneration and Nomination Committee is not the relevant body responsible for the selection procedure and nomination proposals for Members of the Board (whereas provision III.5.13 (a) of the Dutch Code recommends that such Committee focus on drawing up selection criteria and the appointment procedures for Members of the Board; and provision III.5.13 (d) recommends that such Committee focus on making proposals for appointments and reappointments).

2. As for remuneration of Members of the Board of Directors

EADS applies different rules for the remuneration of Executive (the Chief Executive Officer) and Non-Executive Members of the Board, as explained in "2.2.1.2 Compensation of the members of the Board of Directors".

In case of dismissal from the Company of the Chief Executive Officer, a termination package equal to one and a half time the annual total target salary would be paid. However this termination package would be reduced pro rata or would even not be applicable depending on the age and date of retirement. EADS' Board has decided to change the former policy for termination package and therefore to reduce the maximum termination indemnity from two times to one and a half time of annual total target salary (whereas provision II.2.7 of the Dutch Corporate Governance Code recommends that the maximum remuneration in the event of dismissal be one year's salary (the 'fixed' remuneration component), and that if the maximum of one year's salary would be manifestly unreasonable for an Executive Board Member who is dismissed during his first term of office, such board member be eligible for severance pay not exceeding twice the annual salary).

3. EADS is listed on the Frankfurt, Paris and Spanish stock exchanges and endeavours to strictly comply with the relevant regulations and follow the general practices on these markets protecting all its stakeholders

(a) Moreover EADS has adopted Insider Trading Rules providing for specific internal rules, inter alia, governing Members' of the Board holding and trading of shares in EADS and other companies. Therefore, in line with these rules and these regulations and common practices in the jurisdictions in which the Company is listed:

(b) EADS does not require Members of the Board to give periodic notice of any changes in their holding of securities in Dutch listed companies to the EADS Compliance officer (whereas provisions II.2.6 and III.7.3 of the Dutch Code recommend such a notice unless a Board Member only invests in listed investments funds);

(c) EADS does not require Members of the Board to treat their securities in the Company as a long-term investment (whereas provision III.7.2 of the Dutch Code recommends such a treatment);

(d) The term of the office of members of the Board is five years without limitation on renewal (whereas provisions II.1.1 and III.3.5 of the Dutch Code recommend that there be no more than three four-year-terms for Non-Executive Members of the Board and that there be four-year-terms (without limitation on renewal) for Executive Members of the Board);

(e) EADS does not follow various recommendations for dealings with analysts, including allowing shareholders to follow meetings with analysts in real time and publishing presentations to analysts on the website as set out in provision IV.3.1 of the Dutch Code;

(f) In accordance with EADS' Articles of Association, if the Board does not set a "registration date", the shareholders must be shareholders at the date of the meeting to exercise their voting rights and other rights at the meeting (whereas provision IV.1.7 of the Dutch Code recommends that the Company set a "registration date" prior to the shareholder's meeting and that the shareholders must be shareholders on the date of such "registration date" to exercise their voting rights at the shareholders' meetings even if those persons are not any longer shareholders on the date of such meeting).

4. EADS maintains an integrated Group-wide Internal Control and Risk Management System with the purpose of providing reasonable assurance that risks are effectively managed

One of management's fundamental missions is to ensure an effective Internal Control ("**IC**") and Risk Management ("**RM**") environment at EADS, in accordance with corporate governance requirements and best practices in the Netherlands, France, Germany and Spain. Faced with continuing changes in the multi-jurisdictional legal and regulatory provisions applicable to it, EADS began to implement a coherent group-wide IC and RM system in 2004. This system is based on the Internal Control and Enterprise Risk Management Frameworks of the Committee of Sponsoring Organisations of the Treadway Commission ("**COSO**").

Developments in 2007 and Outlook

During 2007, EADS sought primarily to increase awareness of IC and RM principles at the divisional, BU and Headquarters ("**HQ**") level. This included the rollout across several Divisions and BUs of standardised IC and RM training covering basic and refresher concepts. In addition, process coordinators benefited from individual coaching sessions and workshops relating to the performance of yearly IC procedures. Working groups were also established throughout 2007 in order to enhance cross-departmental and cross-organisational knowledge exchange.

During the second half of 2007, most Divisions, BUs and HQ departments conducted a self-assessment of their IC systems to evaluate the design and operational effectiveness of internal controls. The results are currently being analysed. Moreover, independent reviews of the IC & RM systems were performed to substantiate the self-assessment during 2007.

EADS is in the process of reviewing the IC and RM system in place at Airbus in order to further align it with that of the Group as a whole. Pending the completion of this review, Airbus has continued to operate the IC and RM system that was in place prior to BAE Systems' divestment of its stake in 2006.

Building on the comprehensive IC and RM review and evaluation procedures carried out in 2007, EADS will assess the results over the course of 2008. As a result of the ongoing monitoring activities of the IC and RM systems' effectiveness, further modifications to the IC and RM systems and integration efforts are expected throughout 2008.

Responsibility for the IC and RM System — Interaction with EADS Management

Overall responsibility for the IC and RM system and the related reporting to stakeholders lies with the EADS Board of Directors ("**BoD**"). EADS' CEO and CFO are responsible for ensuring that the IC and RM system and related procedures are implemented throughout the Group. In addition, the Audit Committee oversees the Group-wide functioning of the IC and RM system.

A general management principle at EADS is the delegation of entrepreneurial responsibility and powers to the operational units. This principle of subsidiarity entails a clear allocation of responsibilities between EADS Headquarters and the Divisions or BUs. EADS Corporate sets the overall strategic and operational targets for EADS and assumes the ultimate responsibility for the process. The Divisions and BUs retain responsibility for all operational matters and activities within their scope, subject to audit. Consequently, the responsibility for operating and monitoring the IC and RM system and for risk and IC reporting lies with the respective management of the Divisions, BUs and HQ departments. They must seek to ensure transparency and effectiveness of their local sub-IC and RM systems and the adherence to the objectives defined by the EADS BoD. The management of Divisions, BUs and HQ departments is responsible for the implementation of appropriate mitigation activities to reduce the probability and impact of risk exposures and for the communication of risks that affect others within EADS.

In principle, risk and IC management as well as ensuring overall effectiveness of the IC and RM system is the responsibility of all members of the staff. The Group seeks to integrate risk and IC management into all activities when conducting business transactions.

Monitoring of Internal Controls — Management Discussions

In addition to regular monitoring activities at the Divisional, BU and HQ levels, assessments about the adequacy and effectiveness of the IC and RM systems are discussed between the EADS CEO and CFO and the respective Division/BU CEOs and CFOs or the HQ-department heads. These discussions serve to prioritise potential issues at the EADS level, define and implement appropriate actions, if needed, and derive conclusions for the overall EADS IC and RM report.

Management Sign-Off Process — Sub-Representation

Once every year, identified significant deficiencies and material weaknesses are reported in sub-representation letters. Since the 2007 reporting cycle, an enhanced sign-off process requires EADS' CEO and CFO confirm to the BoD, to the best of their knowledge, whether:

- the IC system is adequate to provide reasonable assurance regarding the reliability of financial reporting as well as compliance with applicable laws and regulations;
- the control objectives are being achieved by controls that are documented, adequately designed for their business and are operating effectively, in all material respects;
- the owner of each control activity is clearly identified; and
- the RM system is designed and operated to identify, assess, respond to, design controls and monitor/report on risks on a timely basis.

The EADS CEO and CFO's IC and RM statement is mainly based on the self-assessments, audit reviews and management discussions described above, and is substantiated by sub-representation letters provided to the EADS CEO and CFO by all Divisional and BU management.

The IC and RM system provides the management with a framework for attempting to manage the uncertainty and associated risks inherent in EADS' business. It serves as the basis for all sub-IC and sub-RM procedures present throughout EADS at the divisional and Business Unit ("**BU**") levels.
By employing a uniform approach to IC and RM, EADS seeks to gain reasonable assurance about:

- the reliability of its financial reporting;
- efficiency and effectiveness of operations; and
- compliance with applicable laws and regulations.

The implementation and other aspects of the IC and RM System have been discussed with the Audit Committee on a regular basis, as part of the Audit Committee's general task to oversee the Group-wide functioning of the IC and RM System.

No matter how well designed, all IC and RM systems have inherent limitations, such as vulnerability to circumvention or management overrides of the controls in place. Consequently, no assurance can be given that EADS' IC and RM system and procedures are or will be, despite all care and effort, entirely effective.

As this framework (and relevant aspects referred to in the Dutch Code) is still being implemented throughout the Group, the Board will make a declaration on the adequacy and effectiveness of the Groups' internal control and risk management systems as soon as the implementation is complete (whereas provision II.1.4 of the Dutch Code recommends that such a declaration be included in the Board Report).

5. Ethics Alert System

EADS is in the process of putting in place a procedure for receiving, in full confidentiality, concerns regarding e.g. financial reporting, internal risk management and control systems, as well as regarding general operational matters. The EADS Ethics Alert System architecture will be part of a global new EADS compliance organisational structure that is currently being formalised.

Some consultations with the works councils have started regarding the implementation of such procedure. After decision of the Board and the Audit Committee on the organisational structure for compliance and the completion of the various proceedings with respective works councils regarding the introduction of an Ethics Alert System, will be implemented, thus allowing the Company to comply with provision II.1.6 of the Dutch Code which recommends that a company ensures that its employees have the possibility of reporting alleged irregularities of a general, operational and financial nature in the Company or concerning the functioning of the Executive Member of the Board to the Chairman of the Board or to an official designated by them and that such arrangements for whistleblowers be posted on the Company's website.

2.1 Management and Control

Since its creation in 2000 and until 22nd October 2007, EADS was led by a dual-headed management structure, with two Chairmen and two co-Chief Executive Officers, which has provided the necessary balance and stability required for a company with such a unique industrial and multi-national heritage.

On 16th July 2007, Daimler[1], the French Government and Lagardère decided, together with the EADS management team, to implement a new management and leadership structure. The German Government was also consulted. Guiding principles of this modification were efficiency, cohesiveness and simplification of EADS' management and leadership structure, towards corporate governance best practices while maintaining a balance between the French and the German core shareholders. Under the simplified management structure, EADS is now led by a single Chairman and a single Chief Executive Officer.

The core shareholders also concluded that it was in the best interest of the Group to recommend an increase in the number of independent members on the Board of Directors to appropriately reflect the global profile of EADS by conforming to international corporate governance best practices.

In this respect, both Daimler and Sogeade relinquished two seats on the Board of Directors and four independent directors were elected during the Extraordinary General Meeting of Shareholders held on 22nd October 2007. Apart from the Chief Executive Officer, the Board no longer comprises executive directors.

The core shareholders have also decided to amend the responsibilities assumed by the Board of Directors, the Chairman, the Chief Executive Officer and the Executive Committee, as described below.

These modifications were fully implemented and became effective from the Extraordinary General Meeting of Shareholders and Board of Directors' meeting both held on 22nd October 2007.

2.1.1 BOARD OF DIRECTORS, CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Pursuant to the Articles of Association of the Company as amended by the Extraordinary General Meeting of Shareholders held on 22nd October 2007, the Board of Directors is responsible for the management of the Company.

The Board of Directors consists of a maximum of eleven members appointed and removed by the shareholders' meeting. The Board of Directors adopted rules governing its internal affairs (the "**Rules**") at a Board of Directors' meeting held on 7th July 2000. The Rules were amended at a Board of Directors' meeting held on 5th December 2003 to take into account recommendations for changes to corporate governance. These rules were further amended at a Board of Directors' meeting held on 22nd October 2007, to take into account the corporate governance modifications approved during the Extraordinary General Meeting of Shareholders held the same day.

The Rules specify the composition, the role and the key responsibilities of the Board of Directors, and also determine the manner of appointment and the responsibilities of the Chairman and the Chief Executive Officer. The Rules also specify the creation of three committees (the Audit Committee, the Remuneration and Nomination Committee and the Strategic Committee) and specify their composition, role and operating rules.

The Board of Directors has also adopted specific Insider Trading Rules, which restrict its members from trading in EADS shares in certain circumstances (for more information, please see "Part 2/3.1.3 Governing Laws").

The parties to the Participation Agreement (as amended on 22nd October 2007 and as defined in the opening paragraph of "Part 2, section 3.3.2 Relationships with Principal Shareholders") have agreed that the voting rights attached to the Indirect EADS Shares shall be exercised by EADS Participations B.V. to ensure that the Board of Directors of EADS comprises the Directors of EADS Participations B.V. and four additional independent Directors.

According to the Rules, an independent Director is defined as *"a Director who is not an officer, director, employee, agent or otherwise has any significant commercial or professional connection with either the Dasa Group, the Lagardère Group, the Sogepa* (Note: Société de Gestion de Participations Aéronautiques) *Group, the Sepi Group, the French State, the German State, the Spanish State or the EADS Group".*

(1) Formerly "DaimlerChrysler".

Pursuant to the Participation Agreement, the Board of Directors comprises eleven members as follows (the "**Board of Directors**", the members of the Board of Directors being referred to as the "**Directors**"):

- One non-executive Chairman, appointed on joint proposal by the Daimler-Directors and the Société de Gestion de l'Aéronautique, de la Défense et de l'Espace ("**Sogeade**") - Directors;
- The Chief Executive Officer of EADS, appointed on joint proposal by the Daimler-Directors and the Sogeade -Directors;
- Two nominated by Daimler;
- Two nominated by Sogeade;
- One nominated by the *Sociedad Estatal de Participaciones Industriales* ("**SEPI**"), so long as the Indirect EADS Shares[2] held by SEPI represent 5% or more of the total number of EADS Shares but in any case until the general meeting of shareholders to be held in 2012; and
- Four independent Directors, jointly proposed by the Chairman and the Chief Executive Officer of EADS and individually approved by the Board.

Pursuant to the Articles of Association, each member of the Board of Directors holds office for a term expiring at the Annual General Meeting of EADS to be held in 2012. Members of the Board of Directors will be elected at each fifth Annual General Meeting thereafter.

The shareholders' meeting may at all times suspend or dismiss any member of the Board of Directors. There is no limitation on the number of terms that a Director may serve.

The Board of Directors appoints a Chairman, upon the joint proposal of the Daimler-Directors and the Sogeade-Directors. The Chairman ensures the smooth functioning of the Board of Directors in particular with respect to its relations with the Chief Executive Officer with whom he teams up for top level strategic discussions with outside partners, which are conducted under his supervision.

The Chairman shall have either French or German nationality, provided that the Chief Executive Officer is of the other nationality.

The Chairman can submit his resignation as Chairman to the Board of Directors or can be dismissed as Chairman by the Board of Directors, upon the joint proposal of the Daimler-Directors and the Sogeade-Directors. The appointment further terminates if the Chairman is dismissed or resigns as Director. Immediately following the dismissal or resignation of the Chairman, and if the Daimler-Directors and the Sogeade-Directors do not immediately jointly designate a new Chairman, the Board of Directors appoints by simple majority a Director (with the same citizenship as the former Chairman) as interim Chairman for a period which expires at the earlier of either (i) twenty clear days after the Daimler-Directors and the Sogeade-Directors jointly designate a new Chairman (during which period, a Board of Directors meeting is called in order to appoint the new Chairman, upon the joint proposal of the Daimler-Directors and the Sogeade-Directors), or (ii) two months from that interim Chairman's appointment.

Upon request by any member of the Board of Directors made three years after the beginning of the Chairman's term and alleging that significant adverse deviation(s) from objectives and/or failure(s) to implement the strategy defined by the Board of Directors occurred, the Board of Directors shall meet, to decide whether deviations and/or failures actually occurred during this period and if so, to decide whether to renew its confidence to the Chairman (the "**Vote of Confidence**"). The Board of Directors resolves upon such Vote of Confidence by simple majority. The Chairman is removed if he does not obtain such Vote of Confidence, a new Chairman being then appointed in accordance with the above.

The Board of Directors also appointed a Chief Executive Officer to be responsible for the day-to-day management of the Company, upon the joint proposal by the Daimler-Directors and the Sogeade-Directors.

The way the Chief Executive Officer can resign or be dismissed and the way the Chief Executive Officer would, if any, be replaced are identical to those applying to the Chairman. The Vote of Confidence procedure stated above is also applicable to the Chief Executive Officer under the same conditions as for the Chairman.

The Company is represented by the Board of Directors or by the Chief Executive Officer. The Chief Executive Officer shall not enter into transactions that form part of the key responsibilities of the Board of Directors unless these transactions have been approved by the Board of Directors.

The key responsibilities of the Board of Directors include amongst others:

- Approving any change in the nature and scope of the business of the Group;
- Approving any proposal to be submitted to the General Meeting of shareholders in order to amend the articles of association of EADS (Qualified Majority);

(2) See 3.3.1 "Shareholding Structure" of Registration Document Part 2 for a definition of Indirect EADS Shares.

- Approving the overall strategy and the strategic plan of the Group;
- Approving substantial to the business plan and the yearly budget of the Group;
- Setting the major performance targets of the Group;
- Designating or removing the Chairman and the Chief Executive Officer and deciding upon the designation or removal of the Chief Executive Officer of Airbus (Qualified Majority);
- Appointing the members of the Executive Committee (see below), as a whole team, not on an individual basis;
- Establishing and approving amendments to the Rules and to the rules for the Executive Committee (Qualified Majority);
- Deciding upon the appointments of the Airbus Shareholders' Committee, the EADS Corporate Secretary and the chairmen of the Supervisory Board (or similar organ) of other important Group companies and business units;
- Approving material changes to the organisational structure of the Group;
- Approving investments, projects or product decisions or divestments of the Group with a value exceeding €350,000,000 (it being understood that this item shall require the Qualified Majority only for investments, projects or product decisions or divestments of the EADS Group with a value exceeding €500,000,000);
- Approving strategic alliances and co-operation agreements of the Group (Qualified Majority);
- Approving matters of shareholder policy, major actions or major announcements to the capital markets;
- Approving any material decision regarding the ballistic missiles business of the Group (Qualified Majority);
- Approving other measures and business of fundamental significance for the Group or which involve an abnormal level of risk;
- Approving any proposal by the Chairman and the Chief Executive Officer as to the appointment of the independent Directors, for submission to the General Meeting of shareholders.

The Board of Directors met twelve times during 2007 and was regularly informed of developments through business reports from the Chief Executive Officer(s), including rolling forecasts as well as strategic and operational plans. The average attendance rate at such meetings was 80%.

On 5th April 2007, Manfred Bischoff presented his resignation as Chairman and member of the Board of Directors and the Board of Directors decided to designate Rüdiger Grube as his successor in the position of Chairman of the Board. On 9th May 2007, the Board of Directors nominated Marwan Lahoud as Chief Strategy and Marketing Officer (from 11th June 2007 on), and Carlos Suárez as Head of the Military Transport Aircraft (from 1st July 2007 on) and as members of the Executive Committee. On 16th July 2007, the EADS core shareholders have decided, together with the EADS management team, to implement a new management and leadership structure. In consequence, a simplification of the dual-headed management structure has been proposed to an Extraordinary General Meeting of Shareholders held on the 22nd October 2007, which approved the changes and newly constituted the Board of Directors. Henceforth, EADS is led by a single Chairman (Rüdiger Grube) and a single Chief Executive Officer (Louis Gallois). The number of independent members on the Board of Directors has been increased to four and the Chief Executive Officer remains the only executive director. Furthermore, the Board's voting rules have been amended. In the context of this governance change, former co-Chief Executive Officer Thomas Enders is now assuming the position of Head of Airbus since 27th August 2007.

Other topics intensively discussed, and operations authorised at the Board of Directors meetings included: EADS' strategy (including M&A matters and the competitive environment), major business issues such as the A380 recovery efforts and the implementation of the Power8 programme, the A350 programme progresses and Airbus future product strategy, the regular updates on the A400M and the NH90 programmes, the approval of operational plans, reorganisation topics, budgets, the Group's financial results and forecasts, as well as the discussions regarding the implementation of a compliance organization. The Board of Directors also dealt with topics regarding personnel and human resources, such as management qualification, remuneration (including a long-term incentive plan and an employee share ownership plan) as well as attracting, retaining and developing individuals with high potential in order to ensure the future quality of EADS' management and the multinational leadership structure.

Each Director shall have one vote, provided that, if there are more Sogeade-nominated Directors than Daimler-nominated Directors present or represented at the meeting, the Daimler-nominated Director who is present at the meeting can exercise the same number of votes as the Sogeade-nominated Directors who are present or represented at the meeting, and vice versa. All decisions of the Board of Directors shall be taken by a simple majority of votes (six Directors, present or represented, voting in favour of the decision), except for the votes relating to certain matters which can only be validly resolved upon a majority of votes including the unanimous vote of the two Sogeade nominated Directors and the two Daimler nominated Directors (the **Qualified Majority**). The quorum for the transaction of business at meetings of the Board of Directors requires the presence of at least one of the Sogeade-nominated Directors and one of the Daimler-nominated Directors. A Director can authorise another Director to represent him or her at a Board meeting and to vote on his or her behalf. Such authorisation shall be in writing.

In the event of a deadlock in the Board of Directors, other than a deadlock giving Daimler the right to exercise the put option granted to it by Sogeade (see "Part 2/3.3.2 Relationships with Principal Shareholders — Put Option"), the matter shall be referred to Arnaud Lagardère (or such person as shall be nominated by Lagardère) as representative of Sogeade and to the chief executive officer of Daimler. In the event that the matter in question, including a deadlock giving Daimler the right to exercise the put option (but in this case with the agreement of Sogepa and Daimler) is a matter within the competence of the General Meeting of EADS, a resolution on the issue shall be put to the General Meeting, with the voting rights of Sogeade, Daimler and SEPI being negated.

Pursuant to the Rules, the Board of Directors is empowered to form committees from its members. In addition to the Audit Committee, the Remuneration and Nomination Committee and the Strategic Committee, the Board of Directors may form other committees to which it may transfer certain minor or ancillary decision-making functions although such assignment does not negate the joint responsibility of all Directors. The quorum for the transaction of business at any meeting of a committee shall be at least one Director appointed by Sogeade and at least one Director appointed by Daimler. All decisions of a committee require the simple majority of the members.

In addition to the Rules, the work of the Board of Directors is governed by internal directors' guidelines (the "**Directors' Guidelines**") adopted, in a meeting of 10th December 2004, in light of Corporate Governance best practices. The Directors Guidelines are composed of a Directors' charter (the "**Directors' Charter**") detailing the rights and duties of the members of the Board of Directors, an Audit Committee charter (the "**Audit Committee Charter**") and a Remuneration and Nomination Committee charter (the "**Remuneration and Nomination Charter**") each such charter setting forth the respective committees' enhanced roles. The above-mentioned Charters were amended to take into account the changes made to the Corporate Governance of EADS in 2007. A charter was also established for the Strategic Committee created in 2007.

The Directors' Charter sets out core principles that bind each and every Director, such as acting in the best interest of the Company and its stakeholders, devoting necessary time and attention to the carrying out of their duties and avoiding any and all conflicts of interest.

COMPOSITION OF THE BOARD OF DIRECTORS

Name	Age	Term started (as member of the Board of Directors)	Term expires	Principal function	Status
Rüdiger Grube	56	2004, re-elected in 2005 and 2007	2012	Chairman of EADS	Non-Executive
Louis Gallois	64	2000, re-elected in 2005 and 2007	2012	Chief Executive Officer of EADS	Executive
Rolf Bartke	61	2007	2012	Chairman of Kuka AG	Nominated by Daimler
Dominique D'Hinnin	48	2007	2012	Chief Financial Officer of Lagardère	Nominated by Sogeade
Juan Manuel Eguiagaray Ucelay	62	2005, re-elected in 2007	2012	Director of Studies at Fundación Alternativas	Nominated by SEPI
Arnaud Lagardère	47	2003, re-elected in 2005 and 2007	2012	General Partner and CEO of Lagardère	Nominated by Sogeade
Hermann-Josef Lamberti	52	2007	2012	Member of the Management Board of Deutsche Bank AG	Independent
Lakshmi N. Mittal	57	2007	2012	President and Chief Executive Officer of ArcelorMittal	Independent
Sir John Parker	65	2007	2012	Chairman of National Grid	Independent
Michel Pébereau	66	2007	2012	Chairman of BNP Paribas	Independent
Bodo Uebber	48	2007	2012	Member of the Board of Management of Daimler AG	Nominated by Daimler

Nota: The professional address of all members of the Board of Directors for any matter relating to EADS is Le Carré, Beechavenue 130-132, 1119 PR, Schiphol-Rijk, The Netherlands.

The Company has not appointed observers to the Board of Directors. Pursuant to applicable Dutch law, the employees are not entitled to elect a Director. There is no minimum number of shares that must be held by a Director.

Curriculum Vitae and other Mandates and Duties Performed in any Company by the Members of the Board of Directors

Rüdiger Grube

Dr. Rüdiger Grube is Chairman of EADS and has been a member of the Board of Management of Daimler since 2001, where he is responsible for corporate development, which includes corporate strategy, mergers & acquisitions, industrial participations and IT. Since 2004, he has also been responsible for all North East Asian activities, including those in China. Dr. Grube joined Messerschmitt-Bölkow-Blohm GmbH, later renamed Daimler-Benz Aerospace (DASA), in 1989. He holds a degree in aircraft construction and engineering from the University of Hamburg and a doctorate in industrial science.

Current mandates in addition to the one listed in the chart above are set forth below:

- Member of the Board of Management of Daimler;
- Chairman of the Board of Directors of EADS Participations B.V.;
- Member of the Board of Directors of Chrysler Holding LLC;
- Chairman of the Supervisory Board of Daimler Luft-und Raumfahrt Holding AG;
- Vice Chairman of the Board of Directors of Beijing Benz Daimler Automotive (BBDC-A);
- Member of the Supervisory Board of Daimler Financial Services AG; and
- Member of the Supervisory Board of "Hamburg Port Authority" (**"HPA GmbH"**).

Former mandates for the last five years:

- Member of the Advisory Board of Daimler Fleetboard (resigned 31st December 2003);
- Member of the Board of Directors of the Hyundai Motor Company (resigned 13th May 2004);
- Member of the Board of Directors of the Mitsubishi Motors Company (resigned 24th November 2005);
- Member of the Supervisory Board of MTU Friedrichshafen GmbH and DaimlerChrysler Off-highway GmbH (resigned 14th March 2006);
- Member of the Board of Directors of McLaren Group Ltd (resigned February 2007);
- Member of the Advisory Board of Daimler Aviation (resigned 28th March 2007); and
- Chairman of the Board of Directors of Daimler China Limited, Beijing (resigned 1st July 2007).

Louis Gallois

Mr. Louis Gallois has been Chief Executive Officer (CEO) of EADS since August 2007, after having been Co-CEO of EADS, and President and CEO of Airbus since 2006. Previously, he served successively as Chairman and CEO of SNECMA, Chairman and CEO of Aerospatiale and Chairman of SNCF. Earlier in his career, he held positions in the French Ministry of Economy and Finance, the Ministry of Research and Industry, and the Ministry of Defence. Mr. Gallois graduated from the Ecole des Hautes Etudes Commerciales in economic sciences and is an alumnus of the Ecole Nationale d'Administration.

Current mandates in addition to the one listed in the chart above are set forth below:

- Chief Executive Officer of EADS Participations B.V.;
- Member of the Board of Directors of Stichting Administratiekantoor EADS (the **"Foundation"**);
- Member of the Board of Directors of *École Centrale des Arts et Manufactures*; and
- President of the Fondation Villette-Entreprises.

Former mandates for the last five years:

- Member of the Board of Directors of Thales (resigned 30th June 2005); and
- President of SNCF (resigned 2nd July 2006).

Rolf Bartke

Mr. Rolf Bartke is Chairman of Kuka AG. He was Head of the vans business unit at DaimlerChrysler AG from 1995 to 2006. Previously, he was Mercedes Benz's Managing Director in the fields of commercial vehicle planning and projects, commercial vehicle development, marketing and sales planning for Unimog and MB-trac. He started his career in 1976 as Managing Director of commercial agents of Unimat GmbH in Düsseldorf. Mr. Bartke holds a PhD in economics from the University of Karlsruhe.

Current mandates in addition to the one listed in the chart above are set forth below:

- Chairman of the Board of Directors of SAF-Holland SA;

- Deputy Chairman of the Supervisory Board of SFC Smart Fuel Cell AG;
- Chairman of the Advisory Board of Keiper-Recaro-Group (Putsch GmbH & Co. KG);
- Member of the Board of Directors of J&R Carter Partnership Foundation; and
- Member of the Board of Directors of SORTIMO North America Inc.

Former mandates for the last five years:

- Chairman of the Supervisory Board of Daimler Ludwigsfelde GmbH (resigned 31st March 2006);
- Member of the Supervisory Board of Daimler Manufacturing International LLC (resigned 31st March 2006);
- Member of the Supervisory Board of Daimler España S.A. (resigned 31st March 2006); and
- Member of the Board of Directors of EADS Participations B.V.

Dominique D'Hinnin

Mr. Dominique D'Hinnin has been Chief Financial Officer (CFO) of Lagardère SCA since 1998. He joined Lagardère in 1990 as advisor to the Chairman of the Finance Committee of the Group. After that, he held different positions within the Group, first being appointed as Internal Audit Manager, and then CFO Hachette Livre in 1993, before being appointed Executive Vice President of Grolier Inc in the United States. Mr. D'Hinnin is an alumnus of the Ecole Normale Supérieure and is an Inspecteur des Finances.

Current mandates in addition to the one listed in the chart above are set forth below:

- Chairman and Managing Director of Ecrinvest 4 SA;
- Administrator of Hachette SA;
- Member of the Supervisory Board of Lagardère Active SAS
- Permanent representative of Hachette SA at the Supervisory Board of Lagardère Active Broadcast;
- Administrator of Lagardère Services SA;
- Administrator of Hachette Livre SA;
- Administrator of Lagardère Ressources SAS;
- Administrator of Sogeade Gérance SAS;
- Chairman of Eole SAS;
- Member of the Supervisory Board of Financière de Pichat SAS;
- Member of the Supervisory Board of Financière de Pichat & CIE SCA;
- Member of the Supervisory Board of Matra Manufacturing & Services SAS;
- Chairman of the Supervisory Board of Newsweb SA;
- Chairman of the Supervisory Board of the "Club des Normaliens dans l'Entreprise";
- Member of the Supervisory Board and Treasurer of the Foundation "Ecole Normale Supérieure";
- Chairman of the "Institut d'expertise et de prospective de l'Ecole Nationale Supérieure";
- Vice-Chairman of Infogrames Entertainment SA and Chairman of the Audit Committee of Infogrames Entertainment SA;
- Member of the Supervisory Board and Chairman of the Audit Committee of Le Monde SA;
- Administrator of Le Monde Interactif SA;
- Member of the Supervisory Board and of the Audit Committee of CANAL + France SA;
- Director of Lagardère North America, Inc; and
- Member of the Board of Directors of EADS Participations B.V.

Former mandates for the last five years:

- Permanent representative of Lagardère Active Broadcast in the Supervisory Board of Multithématiques (resigned February 2005);
- Permanent representative of Lagardère SCA in the Supervisory Board of Hachette Filipacchi Medias (transformed in SAS on 25th October 2006);
- Chairman and Managing Director of Lagardère Télévision Holdings SA (resigned January 2007);
- Administrator of Legion Group SA (resigned May 2007);
- Director of Lagardère Management, Inc (resigned October 2007); and
- Member of the Supervisory Board of Hachette Holdings SAS (resigned December 2007).

Juan Manuel Eguiagaray Ucelay

Mr. Juan Manuel Eguiagaray Ucelay is Director of Studies at the Madrid-based think tank Fundación Alternativas. Formerly Spain's Minister for Public Administration (1991-1993) and Minister for Industry and Energy (1993-1996), he resigned from Parliament in 2001. Between 1970 and 1982 he taught economics at Deusto University in Bilbao. Mr. Eguiagaray Ucelay holds degrees in economics and law, as well as a Ph.D, from Deusto University.

Current mandates in addition to the one listed in the chart above are set forth below:

- President of Solidaridad Internacional (NGO);
- Member of the Council Adviser of the FoundationGroup EP;
- Member of the Council Adviser of Cap Gemini Spain; and
- Member of the Board of Directors of EADS Participations B.V.

Former mandates for the last five years:

- Member of the Advisory Board of Futurspace S.A. (resigned 5th July 2004);
- Associate Professor of Macroeconomics at the University of Carlos III in Madrid (resigned 30th September 2006).
- Member of the Council Adviser of Creation, Advising and Development (Creade), S.L. (resigned 1st July 2007); and
- Economic Adviser of Arco Valoraciones S.A. (resigned 1st November 2007).

Arnaud Lagardère

Mr. Arnaud Lagardère has been General Partner and Chief Executive Officer (CEO) of Lagardère since 2003. He has been Managing Partner of Lagardère since 1998, being appointed CEO of both Lagardère Media and Lagardère Active in 1999. Previously he was CEO of Grolier Inc. in the United States, Head of emerging activities and electronic media for Matra and Vice President of the Supervisory Board of Arjil bank. He began his career in 1986 as General Manager of MMB, the holding company of Hachette and Europe 1. Mr Lagardère graduated in economics from the University of Paris Dauphine.

Current mandates in addition to the one listed in the chart above are set forth below:

- Chairman and Chief Executive Officer of Lagardère Media (corporate name: Hachette S.A.);
- Chairman of the Supervisory Board of Lagardère Active (S.A.S.);
- President (Chief Executive Officer) of Lagardère Active Broadband (S.A.S.);
- Chairman and Chief Executive Officer of Lagardère (S.A.S.);
- Chairman and Chief Executive Officer of Lagardère Capital & Management (S.A.S.);
- Chairman and Chief Executive Officer of Arjil Commanditée — ARCO (S.A.);
- Chairman of Fondation Jean-Luc Lagardère;
- President of the sports association Lagardère Paris Racing Ressources;
- President of the sports association Lagardère Paris Racing.
- Director of Hachette Livre (S.A.);
- Director of Lagardère Services (SA) (ex Hachette Distribution Services);
- Chairman of the Supervisory Board of Lagardère Sports (S.A.S.);
- Permanent Representative of Lagardère Active Publicité to the Board of Directors of Lagardère Active Radio International (S.A.);
- Director of Lagardère Ressources (S.A.S.);
- Chairman and Chief Executive Officer of Sogeade Gérance (SAS)
- Member of the Board of Directors of EADS Participations B.V.;
- Member of the Supervisory Board of Daimler (AG);
- Director of LVHM Moet Hennessy Louis Vuitton (S.A.); and
- President of the "Association des Amis de Paris Jean-Bouin C.A.S.G.".

Former mandates for the last five years:

- Co-Manager of I.S.-9 (resigned May 2003);
- Manager of Lagardère Active Publicité (SNC) (resigned May 2003);
- Member of the Board of Directors of the Society d'Agences et de Diffusion S.A. (resigned June 2003);
- Manager of the Nouvelles Messagerie de la Presse Parisienne — N.M.P.P. SARL (resigned July 2003);
- Member of the Board of Directors of Canalsatellite S.A. (resigned December 2003);
- Member of the Board of Directors of Lagardère-Sociétés S.A.S (resigned December 2003);
- Member of the Board of Directors of the Editions P. Amaury S.A. (resigned December 2003);
- Chairman and Chief Executive Officer of Lagardère Images S.A.S (resigned October 2004);
- Chairman and Chief Executive Officer of Lagardère Thematiques S.A. (resigned November 2004);
- Manager of Lagardère Elevage (resigned March 2005);
- Deputy-Chairman of the Supervisory Board of Banque Arjil & Cie (resigned April 2005);
- President of the "*Club des entreprises Paris 2012*"(resigned January 2006);
- Member of the Board of Directors of Fimalac (resigned January 2006);
- President (Chief Executive Officer) of Lagardère Active S.A.S. (resigned October 2006);
- Director of Hachette Filipacchi MedIAS S.A. (resigned October 2006);

- Permanent Representative of Hachette S.A. to the Management Committee of SEDI TV-TEVA (S.N.C.) (resigned December 2006);
- Chairman and Chief Executive Officer of Lagardère Active Broadcast (S.A.) (resigned March 2007).
- Member of the Supervisory Board of Lagardère Sports (SAS) (resigned April 2007);
- Director of Lagardère Management, Inc (resigned October 2007);
- Chairman of the Board of Directors of Lagardère Active North America, Inc. (resigned October 2007);
- Chairman of the Supervisory Board of Hachette Holding (SAS) (ex Hachette Filipacchi Medias) (resigned December 2007);
- Director of France Télécom (S.A.) (resigned January 2007);
- Chairman of the Board of Directors of EADS (resigned 22nd October 2007);
- Chairman of the Board of Directors of EADS Participations B.V. (resigned 22nd October 2007);
- Member of the Supervisory Board of Virgin Stores (S.A.) (resigned February 2008); and
- Member of the Supervisory Board of Le Monde (S.A.) (resigned February 2008).

Hermann-Josef Lamberti

Mr. Hermann-Josef Lamberti is a Member of the Management Board of Deutsche Bank AG since 1999 and is the bank's Chief Operating Officer. From 1985, he held various management positions within IBM, working in Europe and the United States, in the fields of controlling, internal application development, sales, personal software, marketing and brand management. In 1997, he was appointed Chairman of the Management of IBM Germany. He started his career in 1982 with Touche Ross in Toronto, before joining the Chemical Bank in Frankfurt. Mr. Lamberti studied business administration at the Universities of Cologne and Dublin, and graduated with a Master's degree.

Current mandates in addition to the one listed in the chart above are set forth below:

- Member of the Supervisory Board of BBV Versicherungsverein des Bankgewerbes A.G. und BVV Versorgungskasse des Bankgewerbes e.V.;
- Member of the Supervisory Board of Carl Zeiss AG;
- Member of the Supervisory Board of Deutsche Börse AG;
- Chairman of the Supervisory Board of Deutsche Bank Privat-und Geschäftskunden AG;
- Member of the Board of Management of Arbeitgeberverband des privaten Bankgewerbes e:V.;
- Member of the Board of Trustees of Baden-Badener Unternehmergespräche - Gesellschaft zur Förderung des Unternehmensnachwuchses e.V.;
- Member of the Advisory Board of Versicherungen Wuppertal;
- Deputy member of the Deposit Insurance Committee of Bundesverband deutscher Banken e:V.;
- Delegate of the Delegatesassembly of Bundesverband deutscher Banken e.V.;
- Member of the Financial Community Germany Committee of Bundesverband deutscher Banken e.V.;
- Member of the Board of Management of Deutsches Aktieninstitut e.V.;
- Member of the Board of Trustees of e-Finance Lab Frankfurt am Main;
- Chairman of the Stock Exchange Council of Eurex Deutschland;
- Deputy Chairman of the Stock Exchange Council of Frankfurter Wertpapierbörse AG;
- Member of the Advisory Board of Freunde der Bachwoche Ansbach e.V.;
- Member of the Board of Trustees of Institute for Law and Finance Frankfurt;
- Member of the Advisory Board of Institut für Unternehmensplanung - IUP;
- Member of the Board of Trustees of Junge Deutsche Philharmonie;
- Deputy Chairman of the Board of Trustees of the Society of Promotion of Kölner Kammerorchester e.V.;
- Member of the Programme Advisory Board of LOEWE Landes-Offensive zur Entwicklung Wissenschaftlich-ökonomischer Exzellenz des Hessischen Ministeriums für Wissenschaft und Kunst;
- Member of the Advisory Circle of Münchner Kreis;
- Member of the Foundation Board of Otto A. Wipprecht-Stiftung;
- Deputy Member of the Advisory Board and the Examination Board of Prüfungsverband deutscher Banken e.V.;
- Executive Customer of the Advisory Council of Symantec Corporation;
- Member of the Board of Trustees of The Frankfurt International School e.V.;

- Member of the Advisory Board of Universität Augsburg;
- Member of the managing Committee of the Institut für Wirtschaftsinformatik der HSG of the Universität St. Gallen;
- Member of the Administrative Council of Universitätsgesellschaft Bonn-Freunde, Förderer, Alumni;
- Member of the Founder Council of Wallraf-Richartz-Museum;
- Member of the Board of Trustees of Wallraf-Richartz-Museum und Museum Ludwig e.V.;
- Member of the Advisory Board in the centre for market-orientated corporate management of WHU; and
- Member of the Steering Committee and of the Federal Committee of Wirtschaftsrat der CDU e.V.

Former mandates for the last five years:

- Member of the Supervisory Board of SupplyOn AG (resigned 1st January 2003) ;
- Chairman of the Board of Directors of Deutsche Bank S.A./ N.V. (resigned 21st April 2004);
- Chairman of the Supervisory Board of European transaction bank AG (resigned 9th June 2004);
- Chairman of the Board of DirectorsDeutsche Bank S.A.E. (resigned 16th June 2004);
- Chairman of the Supervisory Board of Deutsche Bank Payments Projektgesellschaft AG (resigned 1st July 2004);
- Chairman of the Advisory Council of Deutsche Clubholding GmbH (resigned 1st May 2005);
- Chairman of the Supervisory Board of E-Millennium 1 GmbH & Co. KG (resigned 1st May 2005);
- Member of the Privat and Business Clients Committee of Bundesverband Deutscher Banken e.V. (resigned 1st July 2005);
- Non-Executive Director of the Board of Directors of Euroclear S.A./N.V. (resigned 19th September 2005);
- Non-Executive Director of the Board of Directors of Euroclear plc (resigned 19th September 2005);
- Member of the Supervisory Board of Schering AG (resigned 20th March 2006);
- Member of the Board of Directors of Fiat S.p.A. (resigned 24th July 2007); and
- Member of the Verband der Sparda-Banken e.V. (resigned 30th September 2007).

Lakshmi N. Mittal

Lakshmi N. Mittal is President and Chief Executive Officer (CEO) of ArcelorMittal. He founded Mittal Steel Company in 1976 and guided its strategic development culminating in the merger with Arcelor, agreed in 2006, to found the world's largest steel maker. He is widely recognized for the leading role he has played in restructuring the steel industry towards a more consolidated and globalised model. Mr. Mittal has over 30 years' experience working in steel and related industries. Mr. Mittal was awarded Fortune magazine's "European Businessman of the Year 2004" and the Financial Time's "Person of the Year 2006", and received the 2007 Dwight D. Eisenhower Global Leadership Award and the Padma Vibhushan by the President of India.

Current mandates in addition to the one listed in the chart above are set forth below:

- Member of the Board of Directors of ArcelorMittal SA;
- Member of the Board of Directors of ICICI Bank Limited;
- Member of the Foreign Investment Council in Kazakhstan;
- Member of the International Investment Council in South Africa;
- Member of the Presidential International Advisory Board of Mozambique;
- Member of the World Economic Forum's International Business Council;
- Member of the International Iron and Steel Institute's Executive Committee;
- Member of the Advisory Board of the Kellogg School of Management;
- Member of the International Advisory Board of Citigroup; and
- Member of the Investors' Council at Cabinet of Ministers of Ukraine.

Former mandates for the last five years:

None.

Sir John Parker

Sir John Parker is Chairman of National Grid and the Non-Executive Directors Committee of the Bank of England. He is joint Chairman of Mondi, Deputy Chairman of DP World (Dubai), Non-Executive Director of the Carnival Cruise Line Group, a Member of the International Advisory Board of Citigroup and Chancellor of the University of Southampton. His career has spanned the engineering, shipbuilding and defence industries, including some 25 years' experience as a Chief Executive Officer with Harland & Wolff and the Babcock International Group. He studied Naval Architecture and Mechanical Engineering at the College of Technology, Queens University, Belfast.

Current mandates in addition to the one listed in the chart above are set forth below:

- Senior non-executive director of Bank of England;
- Director of Carnival plc;
- Director of Carnival Corporation;
- Member of the International Advisory Board of Citigroup;
- Deputy Chairman of Port and Free World Zone (Dubai);
- Governor of Royal National Lifeboat Institution;
- Chancellor of the University of Southampton;
- Director of White Ensign Association Limited;
- Non-Executive Co-Chairman of Mondi Group; and
- Member of the Business Council for Britain.

Former mandates for the last five years:

None.

Michel Pébereau

Mr. Michel Pébereau has been BNP Paribas' Chairman of the Board since 2003. He presided over the merger that created BNP Paribas in 2000, becoming Chairman and Chief Executive Officer (CEO). In 1993 he was appointed Chairman and CEO of the Banque Nationale de Paris. Previously, he was Chairman and CEO of the Crédit Commercial de France. He started his career in 1967 at the Inspection Générale des Finances. In 1970 he joined the French Treasury where he held various high ranking posts. Mr. Pébereau is an alumnus of the Ecole Nationale d'Administration and of the Ecole Polytechnique.

Current mandates in addition to the one listed in the chart above are set forth below:

- Member of the Board of Directors of Lafarge;
- Member of the Board of Directors of Saint-Gobain;
- Member of the Board of Directors of Total;
- Member of the Board of Directors of Pargesa Holding SA, Switzerland;
- Member of the Board of Directors of BNP Paribas (Suisse) SA;
- Member of the Supervisory Board of Axa;
- Member of the Supervisory Board of Banque Marocaine pour le Commerce et l'Industrie, Morocco;
- Chairman of the European Banking Federation;
- Chairman of the Investment Banking and Financial Markets Committee of Fédération Bancaire Française;
- Chairman of the Management Board of Institut d'Etudes Politiques de Paris;
- Chairman of the Supervisory Board of Institut Aspen France;
- Chairman of the Institut de l'Entreprise;
- Member of the Executive Committee of Mouvement des Entreprises en France;
- Member of the Haut Conseil de l'Education;
- Member of the Institut International d'Etudes Bancaires;
- Member of the International Advisory Panel of Monetary Authority of Singapore;
- Member of the International Capital Markets Advisory Committee of Federal Bank of New York; and
- Member of the International Business Leaders' Advisory Council for the Mayor of Shanghai (IBLAC).

Former mandates for the last five years:

- Member of the Supervisory Board of Dresdner Bank AG (resigned 2002); and
- Member of the Board of Directors of EADS Participations B.V. (resigned 22nd october 2007).

Bodo Uebber

Mr. Bodo Uebber has been a Member of Daimler AG's Board of Management since 2004. He is currently responsible for finance, controlling, corporate procurement and Daimler Financial Services. In 2001, he was appointed Member of the Board of Management and Chief Financial Officer of Daimler Financial Services AG and subsequently in 2003 Chairman of the Board of Management of Daimler Financial Services AG, as well as Deputy Member of the Board of Management of Daimler AG. He previously held various financial positions within DASA AG, Dornier Luftfahrt and MTU Aero Engines GmbH. Mr. Uebber graduated in engineering and economics at the Technical University of Karlsruhe.

Current mandates in addition to the one listed in the chart above are set forth below:

- Member of the Supervisory Board of Mercedes-Benz Bank AG;
- Member of the Supervisory Board of Daimler España Holding S.A.;
- Chairman of the Supervisory Board of Daimler Financial Services AG;

- Chairman of the Supervisory Board of Daimler France Holding SAS;
- Member of the Board of Directors of Freightliner LLC;
- Member of the Advisory Board of Daimler Unterstützungskasse GmbH;
- Member of the Supervisory Board of McLaren;
- Member of the Supervisory Board of Talanx; and
- Member of the Board of Directors of EADS Participations B.V.

Former mandates for the last five years:

- Chairman of the Board of Directors of debis Air Finance B.V. (resigned April 2005);
- Chairman of the Board of Directors of DaimlerChrysler Japan Holding, Ltd. (resigned 1st December 2005);
- Member of the Supervisory Board of Hannover Rückversicherungs AG (12th May 2006);
- Member of the Board of Directors of DaimlerChrysler México Holding S.A. de C.V. (resigned 31st July 2007);
- Chairman of the Board of Directors of DaimlerChrysler North America Holding Corporation (DCNAH) (resigned 3rd August 2007);
- Chairman of the Board of Directors of DaimlerChrysler Corporation (DCC) (resigned 3rd August 2007); and
- Chairman of the Board of Directors of DC U.K. Holding plc (resigned 1st November 2007).

Independent Directors

The four independent directors appointed pursuant to the criteria of independence set out above are Hermann-Josef Lamberti, Lakshmi N. Mittal, Sir John Parker and Michel Pébereau.

Prior Offences and Family Ties

To the Company's knowledge, none of the Directors (in either their individual capacity or as director or senior manager of any of the entities listed above) has been convicted in relation to fraudulent offences, been the subject of any bankruptcy, receivership or liquidation, nor been the subject of any official public incrimination and/or sanction by a statutory or regulatory authority, nor been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of any issuer or conduct of affairs of any company, during at least the last five years. As of the date of this document, there are no family ties among any of the Directors.

Assessment of the Performance of the Board of Directors

At the meeting dated 5th December 2003, the Board of Directors decided to carry out a self-assessment of its performance on an annual basis and a more thorough assessment every three years, possibly with the assistance of external consultants.

Pursuant to this decision, in late 2006 the Board of Directors commissioned an independent and internationally reputable consulting firm (SpencerStuart) to assist the Directors in evaluating the functioning of the Board of Directors within the specific framework of the shareholders agreement. In the course of the evaluation, the outside consultant held individual meetings with all EADS Directors (Executive and non-Executive). The results of the self-assessment have been reported in the Registration Document 2006.

Due to the corporate governance modifications having taken place in 2007 and the reconstitution of the Board of Directors during the last quarter of the year 2007 (October), an end-year self-assessment of the Board's performance has not taken place, as its findings would not have been very relevant due to the short period of operation of the newly constituted Board of Directors. The next self-assessment will be carried out for the year 2008.

2.1.2 AUDIT COMMITTEE

Pursuant to the Rules, the Audit Committee makes recommendations to the Board of Directors on the appointment of auditors and the determination of their remuneration, the approval of the annual financial statements and the interim accounts, discusses with the auditors their audit programme and the results of their audit of the accounts and monitors the adequacy of the Group's internal controls, accounting policies and financial reporting. The Audit Committee has responsibility for ensuring that the internal and external audit activities are correctly directed and that the audit matters are given due importance at meetings of the Board of Directors. The rules and responsibilities of the Audit Committee have been set out in more detail in the Audit Committee Charter.

The Audit Committee reviews the quarterly, half and full year accounts on the basis of the documents distributed in advance and discussions with the auditors. The Head of accounting and the Chief Financial Officer are invited to meetings of the Audit Committee to answer any question.

In 2007, the Audit Committee was:

- Chaired by Manfred Bischoff and Arnaud Lagardère and also included Rüdiger Grube until 4th May 2007;
- Chaired by Rüdiger Grube and Arnaud Lagardère and also included Bodo Uebber until 22nd October 2007; and
- Chaired by Hermann-Josef Lamberti and also includes Dominique D'Hinnin, Sir John Parker and Bodo Uebber since 22nd October 2007.

The Audit Committee meets four times a year, or more frequently according to requirements. It met five times during 2007, with a 62% attendance rate, to review the 2006 results as well as the first half-year results for 2007 of the Company, together with the quarterly financial reviews. As decided by the Board of Directors on 5th December 2003, the role of the Audit Committee was increased with new tasks such as, in particular, the review of the quarterly financial reports.

2.1.3 REMUNERATION AND NOMINATION COMMITTEE

Pursuant to the Rules, the Remuneration and Nomination Committee makes recommendations to the Board of Directors regarding appointments of the EADS Corporate Secretary, the members of the Airbus Shareholder Committee, and the chairmen of the Supervisory Board (or similar organ), of other important Group member companies and business units, remuneration strategies and long-term remuneration plans and decides the service contracts and other contractual matters in relation to the Board of Directors and Executive Committee members. Once approved by the Chairman, it also reviews the proposals by the Chief Executive Officer for the appointment of members of the Executive Committee and of the Airbus Chief Executive Officer. The rules and responsibilities of the Remuneration and Nomination Committee have been set out in more detail in the Remuneration and Nomination Charter.

The guiding principles governing management appointments in the Group should be that the best candidate is appointed to the position ("best man for the job"), while maintaining at the same time a broad balance in terms of nationalities which should not be detrimental to the quality and cohesiveness of the management team. The implementation of these principles should not create restrictions on the diversity of nationalities within the EADS executive management team.

In 2007, the Remuneration and Nomination Committee was:

- Chaired by Manfred Bischoff and Arnaud Lagardère and also included Thomas Enders, Louis Gallois and Rüdiger Grube until 4th May 2007;
- Chaired by Rüdiger Grube and Arnaud Lagardère and also included Thomas Enders, Louis Gallois and Bodo Uebber until 22nd October 2007; and
- Chaired by Sir John Parker and also includes Rolf Bartke, Dominique D'Hinnin and Hermann-Josef Lamberti since 22nd October 2007.

The Remuneration and Nomination Committee meets twice a year, or more frequently according to requirements. It met seven times during 2007, with a 81% average attendance rate. On top of making recommendations to the Board of Directors for major appointments within the Group, the Remuneration and Nomination Committee reviewed the compensation policy (including pension schemes), the new Executive Committee members salaries, the bonus payments for 2006, the long-term incentive plan and the employee share ownership plan for 2007/2008, as well as the salary review of the Executive Committee members for 2007.

2.1.4 STRATEGIC COMMITTEE

The Strategic Committee was created in October 2007. It is not a decision making body but a resource available to the EADS Board of Directors with regards to the preparation of decisions on strategic matters. Pursuant to the Rules, the Strategic Committee makes recommendations to the Board of Directors regarding strategic developments, corporate strategies, major merger and acquisition projects, major investments, projects or product decisions or divestments, as well as major research and development projects.

The Strategic Committee is chaired by Rüdiger Grube and also includes Louis Gallois, Arnaud Lagardère, Michel Pébereau and Bodo Uebber.

The Strategic Committee meets twice a year, or more frequently, according to need. It met for the first time in February 2008 to review amongst other matters the EADS Vision 2020.

2.1.5 EXECUTIVE COMMITTEE

Within the framework of the amendments to EADS Corporate Governance approved by the Extraordinary General Meeting of Shareholders and the Board of Directors both held on 22nd October 2007, the method of appointment of the members of the Executive Committee was changed.

The Chief Executive Officer, supported by an Executive Committee (the "**Executive Committee**"), is responsible for managing the day-to-day operations of the Company. The Executive Committee, chaired by the Chief Executive Officer, also comprises the Heads of the major Functions and Divisions of the Group. The Executive Committee met eleven times during 2007.

The following matters are discussed, amongst others, at the Executive Committee meetings:

- Appointment approvals of their management teams by the heads of the Group divisions (with the exception of the Airbus Chief Operating Officer);
- Investment approvals up to €350,000,000;
- Setting up and control of the implementation of the strategy for EADS businesses;
- Management, organisational and legal structure of the Group;
- Performance level of the Group's businesses and support functions; and
- All business issues, including the operational plan of the Group and its Divisions and Business Units.

The internal organisation of the Executive Committee is defined by the business allocation among the members under the supervision of the Chief Executive Officer. Notwithstanding the joint responsibilities as defined above, each member of the Executive Committee is individually responsible for the management of his portfolio and must abide by decisions taken by the Chief Executive Officer and the Executive Committee, as the case may be.

The Chief Executive Officer endeavours to reach consensus among the members of the Executive Committee on the matters discussed at the Executive Committee meetings. In the event of consensus not being reached, the Chief Executive Officer is entitled to decide the matter. If there is a fundamental or significant disagreement with respect to any undecided matter, the dissenting Executive Committee member may request that the Chief Executive Officer submit such matter to the Chairman for his opinion.

The term of office for the Executive Committee members is five years.

The Executive Committee members are appointed by the Board of Directors on the proposal of the Chief Executive Officer first approved by the Chairman after review by the Remuneration and Nomination Committee. The appointment of the Executive Committee should be approved as a whole team, not on an individual basis, with the exception of the Chief Executive Officer of Airbus, who shall be appointed by the Board of Directors individually.

COMPOSITION OF THE EXECUTIVE COMMITTEE

Name	Age	Term started	Term expires	Principal Occupation
Louis Gallois	64	2007	2012	Chief Executive Officer EADS
François Auque	51	2005	2010	Head of Astrium
Lutz Bertling	45	2006	2011	Head of Eurocopter
Jean J. Botti	51	2006	2011	Chief Technical Officer
Fabrice Brégier	46	2005	2010	EADS Operational Performance
Ralph D Crosby Jr.	60	2007	2012	Head of EADS North America
Thomas Enders	49	2007	2012	Head of Airbus
Jussi Itävuori	52	2008	2013	Head of Human Resources
Marwan Lahoud	42	2007	2012	Chief Marketing and Strategy Officer
Hans Peter Ring	57	2007	2012	Chief Financial Officer EADS
Carlos Suárez	44	2007	2012	Head of Military Transport Aircraft
Stefan Zoller	50	2005	2010	Head of Defence & Security

Nota: The professional address of all members of the Executive Committee for any matter relating to EADS is Le Carré, Beechavenue 130-132, 1119 PR, Schiphol-Rijk, The Netherlands.

Louis Gallois, Chief Executive Officer EADS

See "2.1.1 Board of Directors, Chairman and Chief Executive Officer — Curriculum Vitae and other Mandates and Duties Performed in any Company by the Members of the Board of Directors".

François Auque, Head of Astrium

Mr. Auque was appointed in 2000. He was previously Chief Financial Officer (CFO) of Aerospatiale and Managing Director for satellites. He spent his earlier career with the Suez Group and the French Cour des Comptes. Mr Auque graduated from École des Hautes Études Commerciales, Institute d'Études Politiques and is an alumnus of École Nationale d'Administration.

Lutz Bertling, Head of Eurocopter

Mr. Bertling was appointed in 2006, following a year as CEO of Eurocopter Deutschland. He joined Eurocopter in 2003 as Head of Governmental Programmes, coming from the Defence & Security Division. Previously, he held various positions at DaimlerChrysler Rail Systems and Braunschweig University. He earned a PhD in Engineering at the Braunschweig University.

Jean J. Botti, Chief Technical Officer

Mr. Botti was appointed in 2006. He joined from General Motors, where he was Chief Technologist and then Business Line Executive of the Delphi Powertrain business. He started his career in 1978 as product engineer for Renault. Mr. Botti holds a degree from INSA Toulouse, an MBA from Central Michigan University and a PhD from the Conservatoire des Arts et Métiers and is an SAE fellow.

Fabrice Brégier, EADS Operational Performance

Mr. Brégier was appointed Airbus COO in 2006, with additional responsibility for EADS operational performance. He became President and Chief Executive Officer (CEO) of Eurocopter in 2003. Previously, he was CEO of MBDA. He joined Matra Défense in 1993 as Chairman of the Apache MAW and Eurodrone GIEs. He is alumnus of École Polytechnique and École des Mines.

Ralph D. Crosby Jr., Head of EADS North America

Mr. Crosby has been Chairman and Head of EADS North America since 2002. Previously, he was President of the Integrated Systems Sector at Northrop Grumman Corporation. Mr. Crosby holds degrees from the U.S. Military Academy, the Graduate Institute of International Studies in Geneva and Harvard University.

Thomas Enders, Head of Airbus

Mr. Enders was appointed in August 2007. Previously, since 2005, he was CEO of EADS. He began his career with EADS in 2000 as CEO of the Defence & Security Systems Division. Prior he had been Director Corporate Development and Technology at Dasa. Mr Enders holds a Doctorate degree from the University of Bonn.

Jussi Itävuori, Head of Human Resources

Mr. Itävuori was appointed in 2001 and member of the Executive Committee in 2003. Previously, he had worked for KONE Corporation from 1982, being appointed Head of Human Resources and member of the Executive Committee for KONE Corporation from 1995. Mr. Itävuori graduated from the Vaasa School of Economics, Finland, and served as an air force pilot.

Marwan Lahoud, Chief Marketing and Strategy Officer

Mr. Lahoud was appointed in June 2007. Previously, he was CEO of MBDA. He worked for Aerospatiale on its merger with Matra and on the foundation of EADS. Within EADS, he served as Senior Vice President Mergers & Acquisitions. Mr Lahoud is an alumnus of École Polytechnique and graduated from the École Nationale Supérieure de l'Aéronautique et de l'Espace.

Hans Peter Ring, Chief Operating Officer Finance EADS

Mr. Ring was appointed EADS CFO in 2002, Chief Operating Officer in 2005 and Airbus CFO in dual role in 2007. In 1996, he was made Senior Vice President of Controlling at Dasa and, subsequently, EADS. From 1992, he was CFO and Board member of Dornier Luftfahrt. He holds a degree in Business Administration from the University of Erlangen-Nuremberg.

Carlos Suárez, Head of Military Transport Aircraft

Mr. Suárez was appointed in July 2007. Formerly, he was Head of Military Derivatives Programmes of Airbus platforms. He has also worked for Accenture and Aernnova. Mr Suárez holds a degree in Aeronautical Engineering from the Universidad Politécnica de Madrid and an MBA from the IESE business school.

Stefan Zoller, Head of Defence & Security

Mr. Zoller was appointed in 2005, having held top management positions within the Division since 2000. Previously, he held various management positions within Dasa, DaimlerChrysler, Dornier and Senstar/Canada. Mr. Zoller graduated from the University Tübingen and holds a PhD.

2.1.6 INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS

2.1.6.1 Overview

One of Management's fundamental goals is to ensure an effective Internal Control ("**IC**") and Risk Management ("**RM**") environment at EADS, in accordance with corporate governance requirements and best practices in the Netherlands, France, Germany and Spain. Faced with continuing changes in the multi-jurisdictional legal and regulatory provisions applicable to it, EADS began to implement a coherent, group-wide IC and RM system in 2004. This system is based on the Internal Control and Enterprise Risk Management Frameworks of the Committee of Sponsoring Organisations of the Treadway Commission ("**COSO**").

The IC and RM system provides Management with a framework for attempting to manage the uncertainty and associated risks inherent in EADS' business. It serves as the basis for all sub-IC and sub-RM procedures present throughout EADS at the divisional and Business Unit ("**BU**") levels.

Limitations

No matter how well designed, all IC and RM systems have inherent limitations, such as vulnerability to circumvention or management overrides of the controls in place. Consequently, no assurance can be given that EADS' IC and RM system and procedures are or will be, despite all care and effort, entirely effective.

Developments in 2007 and Outlook

During 2007, EADS sought primarily to increase awareness of IC and RM principles at the divisional, BU and Headquarters ("**HQ**") level. This included the rollout across several Divisions and BUs of standardised IC and RM training covering basic and refresher concepts. In addition, process coordinators benefited from individual coaching sessions and workshops relating to the performance of yearly IC procedures. Working groups were also established throughout 2007 in order to enhance cross-departmental and cross-organisational knowledge exchange.

During the second half of 2007, most Divisions, BUs and HQ departments conducted a self-assessment of their IC systems to evaluate the design and operational effectiveness of internal controls. The results are currently being analysed. Moreover, independent reviews of the IC & RM systems were performed to substantiate the self-assessment during 2007.

EADS is in the process of reviewing the IC and RM system in place at Airbus in order to further align it with that of the Group as a whole. Pending the completion of this review, Airbus has continued to operate the IC and RM system that was in place prior to BAE Systems' divestment of its stake in 2006.

Building on the comprehensive IC and RM review and evaluation procedures carried out in 2007, EADS will assess the results over the course of 2008. As a result of the ongoing monitoring activities of the IC and RM systems' effectiveness, further modifications to the IC and RM systems and integration efforts are expected throughout 2008.

Responsibility for the IC and RM System — Interaction with EADS Management

Overall responsibility for the IC and RM system and the related reporting to stakeholders lies with the Board of Directors. EADS' Chief Executive Officer and Chief Financial Officer are responsible for ensuring that the IC and RM system and related procedures are implemented throughout the Group. In addition, the Audit Committee oversees the Group-wide functioning of the IC and RM system.

A general management principle at EADS is the delegation of entrepreneurial responsibility and powers to the operational units. This principle of subsidiarity entails a clear separation of responsibilities between EADS Headquarters and the Divisions or BUs. EADS Corporate sets the overall strategic and operational targets for EADS and assumes the ultimate responsibility for the process. The Divisions and BUs retain responsibility for all operational matters and activities within their scope, subject to audit. Consequently, the responsibility for operating and monitoring the IC and RM system and for risk and IC reporting lies with the respective management of the Divisions, BUs and HQ departments. They must seek to ensure transparency and effectiveness of their local sub-IC and RM systems and the adherence to the objectives defined by the Board of Directors. The management of Divisions, BUs and HQ departments is responsible for the implementation of appropriate mitigation activities to reduce the probability and impact of risk exposures and for the communication of risks that affect others within EADS.

In principle, risk and IC management as well as ensuring overall effectiveness of the IC and RM system is the responsibility of all members of the staff. The Group seeks to integrate risk and IC management into all activities when conducting business transactions.

Sources and Standards for IC and RM System and Procedures

The core policies, procedures and thresholds that define EADS' IC and RM environment are communicated throughout the Group through:

- Codes of conduct (e.g., EADS Code of Ethics, Corporate Social Responsibility policies (see "Part 2/Chapter 2 Corporate Social Responsibility"));
- Handbooks (e.g., "EADS Corporate Management Principles and Responsibilities", the "Financial Control Handbook");
- Manuals (e.g., Treasury Procedures, "Accounting Manual", "Reporting Manual"); and
- Guidelines (e.g., Enterprise Risk Management Guidelines, "Funding Policy").

External standards influencing the EADS IC and RM system include the IC and Enterprise Risk Management (ERM) Frameworks of COSO, as well as industry-specific standards as defined by the International Standards Organisation (ISO).

2.1.6.2 RM System

RM at EADS covers all types of risk such as operational, financial, strategic and compliance risks, quantifiable and unquantifiable risks, short-, middle- and long-term risks, and risks with financial, health and safety, and reputational implications. The RM system requires that all risks be identified and that their likelihood of occurrence and the possible extent of damage be assessed, usually in terms of their effect on operating profit. Early identification and professional management of these risks is fundamental to business success.

See "Risk Factors" for information on certain risks to which the Group is exposed.

The management of the Divisions, BUs and HQ departments is responsible for developing and initiating appropriate measures to avoid, reduce, or hedge the probability and/or impact of the identified risks. Information on risks is gathered and updated regularly to provide Division, BU and HQ management with an analysis of the significant risks within the Group, as well as with information on the activities initiated to mitigate or avoid such risks. This information is used for decision-making throughout the relevant EADS management processes. In addition, the evolution of major risks and the development of the countermeasures taken in response are monitored on a regular basis by Division and BU management, who in turn report to the Chief Executive Officer and Chief Financial Officer. Each year, corporate audit provides an independent review of the status of the RM systems in selected Divisions, BUs and HQ departments.

The RM system attempts to cover all risks to which EADS is exposed, including risks inherent in the day-to-day business processes of the Group. EADS' IC system as described below seeks to provide reasonable assurance that process-inherent risks arising from the Group's activities are managed effectively. The relevant risks are subject to a management discussion process at the Group level.

2.1.6.3 IC System

The IC system is based on a variety of IC policies and procedures within EADS. It is designed to provide reasonable assurance to the Board of Directors, the Chief Executive Officer and the Chief Financial Officer regarding the achievement of the following objectives:

- The quality of financial reporting, including design and implementation of processes to generate a flow of timely, relevant and reliable financial information;

- Compliance with laws and regulations applicable to the Group, as well as with internal Group policies; and
- Identification and response to significant operational, financial and compliance risks throughout EADS.

The management of the Divisions, BUs and HQ departments is responsible for the operating and monitoring of the IC system within their area of duty. They seek to ensure that the appropriate controls to achieve the control objectives defined by EADS HQ and listed in IC templates are in place and operate effectively on an ongoing basis.

EADS has established formal internal control self-assessment mechanisms, to be applied by each identified process/control owner on a regular basis, who must assess the operating and design effectiveness of the internal controls in place for his process. Identified control deficiencies are evaluated and prioritised into "deficiencies", "significant deficiencies" and "material weaknesses". For each deficiency, a remediation action is defined and implemented. The progress is monitored by the respective Division, BU and HQ department management and reported to EADS HQ. To verify the successful implementation of the remediation actions, the remedied controls are periodically re-assessed. Each year, corporate audit provides an independent review of the status of the IC systems and the performance of self-assessments in selected Divisions, BUs and HQ departments. Generally, relevant personnel (e.g., IC coordinators, process owners) receive training in order to be informed of new/changed laws and regulations regarding IC and to be updated on relevant process steps and activities regarding the IC system.

Based on the self-assessments, management of each Division, BU and HQ department prepares formal statements as to the adequacy and effectiveness of the IC systems within their scope of responsibility. Joint ventures, such as MBDA, operate separate IC systems. Alignment with the EADS IC system is facilitated, inter alia, through EADS' presence on such affiliates' supervisory and management bodies (e.g., MBDA Board of Directors, audit committees).

Monitoring of Internal Controls — Management Discussions

In addition to regular monitoring activities at the Divisional, BU and HQ levels, assessments about the adequacy and effectiveness of the IC and RM systems are discussed between the Chief Executive Officer and Chief Financial Officer and the respective Division/BU Chief Executive Officers and Chief Financial Officers or the HQ-department heads. These discussions serve to prioritise potential issues at the EADS level, define and implement appropriate actions, if needed, and derive conclusions for the overall EADS IC and RM report.

Management Sign-Off Process — Sub-Representation

Once every year, identified significant deficiencies and material weaknesses are reported in sub-representation letters. Since the 2007 reporting cycle, an enhanced sign-off process requires Chief Executive Officer and Chief Financial Officer confirm to the Board of Directors, to the best of their knowledge, whether:

- The IC system is adequate to provide reasonable assurance regarding the reliability of financial reporting as well as compliance with applicable laws and regulations;
- The control objectives are being achieved by controls that are documented, adequately designed for their business and are operating effectively, in all material respects;
- The owner of each control activity is clearly identified; and
- The RM system is designed and operated to identify, assess, respond to, design controls and monitor/report on risks on a timely basis.

The Chief Executive Officer and Chief Financial Officer's IC and RM statement is mainly based on the self-assessments, reviews and management discussions described above, and is substantiated by sub-representation letters provided to the Chief Executive Officer and Chief Financial Officer by all Divisional and BU management.

2.1.6.4 Business Processes Covered by the IC System

Based on EADS' activities, seventeen high-level business processes have been identified within EADS. They are categorized into core processes (research and development, production, sales, after sales and programme management), support processes (procurement, human resources, accounting, fixed assets, treasury, information technology, mergers & acquisitions, legal and insurance) and management processes (internal audit, controlling and management controls). Set out below is a description of certain of these business processes in place during 2007, and the correlating IC procedures, covering risks that have a significant potential of affecting the Group's financial condition and results of operations.

Accounting/Planning

At the core of EADS' IC system are accounting processes and controls designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements and other financial information used by management and disclosed to EADS' investors and other stakeholders. These processes and controls are part of an overall financial control model integrating strategic planning, operative planning, measurement and reporting, decisions/actions and financial market communication. This integrated approach to planning and reporting aims to improve internal communication and transparency across departments and organisational units within EADS, which are essential to the preparation of accurate and reliable financial statements.

Consolidation Procedures — External Financial Reporting

The EADS financial control model defines the planning and reporting procedures that apply to all operational units of the Group, as well as the responsibilities of the Chief Financial Officer, who is charged with developing, implementing and monitoring these procedures. Among the Chief Financial Officer's primary tasks is oversight of the preparation of Consolidated Financial Statements for EADS, which are prepared under the direct supervision of the Chief Accounting Officer ("CAO"). The CAO is responsible for the operation of the Group's consolidation systems and rules and for the definition of Group-wide accounting policies, reporting rules and financial guidelines that ensure the consistency and quality of financial information reported by the BUs and Divisions. EADS' accounting policies are set out in a written accounting manual, which is agreed with the Company's external auditors. Changes to the EADS accounting manual require approval by the CAO, and, where significant changes are involved, the Chief Financial Officer or the Board of Directors (based upon the advice of the Audit Committee).

Control of the financial reporting process is achieved not only through the elaboration of Group-wide accounting systems and policies, but also through an organized process for extracting quality information from the reporting units on a timely basis. The EADS reporting process is briefly summarized below:

BU accounting departments record information using the EADS accounting consolidation software, following centrally defined EADS accounting policies which comply with IFRS, the Group-wide applied accounting principle. Accountants at EADS headquarters, who are responsible for each Division, monitor and verify the work of the relevant BU accounting departments and perform the respective consolidation steps. The HQ Division accountants also provide direct support to the BUs to ensure the correct application of the EADS accounting policies.

The consolidation of Group planning and forecast figures follows the same procedure as described for the actuals reporting above.

Supported by the CFOs from Divisions, the consolidated plan and actuals report provides management with a global overview of the Group.

The EADS financial reporting policies and procedures, described above, are also designed to provide Management with updated (at least monthly) decision-oriented management information to control the operational performance of the Group. This information includes regular cash and treasury reports, as well as other financial information used for future strategic and operative planning and control and supervision of economic risks arising from the Group's operations.

During the course of each reporting cycle, the BU Chief Financial Officers are in regular contact with the Division Chief Financial Officers and the BU and Division Chief Financial Officers frequently meet with the EADS CAO and his responsible staff to discuss the financial information generated by the BUs/Divisions. Prior to being disclosed to the public and subsequently submitted for approval to the shareholders, the consolidated year-end financial statements are audited by the Company's external auditors, reviewed by the Audit Committee and submitted for approval by the Board of Directors. A similar procedure is used for the quarterly closing. Group auditors are involved before EADS financial statements are submitted to the Board of Directors.

Controlling

The controlling function has further developed a value-driven economic and financial corporate measurement system and methodology. The overall goal is to ensure an efficient collaboration and alignment between Group and Divisions finance teams towards improvements in value creation. While EADS Headquarters defines the global performance management framework, the Division Chief Financial Officers are fully responsible for operational performance management. Since 2007 they report to both the Division Chief Executive Officer and the EADS CFO in these matters.

Treasury

Treasury management procedures, defined by EADS' central treasury department at Group headquarters, enhance management's ability to identify and assess risks relating to liquidity, foreign exchange rates and interest rates. Controlled subsidiaries fall within the scope of the centralized treasury management procedures, with similar monitoring procedures existing for jointly controlled affiliates, such as MBDA.

Cash Management

Management of liquidity to support operations is one of the primary missions of the EADS central treasury department. Monthly cash planning and reporting by the central treasury department, in conjunction with the controlling department, provides management with the information required to oversee the Group's cash profile and to initiate necessary corrective action in order to ensure overall liquidity. To maintain targeted liquidity levels, and to safeguard cash, EADS has implemented a cash pooling system with daily cash sweeps from the controlled subsidiaries to centrally managed accounts. Payment fraud prevention procedures have been standardized throughout the Group.

Hedge Management

Commercial operations generate material foreign exchange and interest rate exposures. A Group hedging policy is defined and updated regularly by the Board of Directors. In order to ensure that all hedging activity is undertaken in line with the Group hedging policy, the central treasury department executes all hedging transactions. The central treasury department conducts ongoing risk analysis and proposes appropriate measures to the Divisions and BUs with respect to foreign exchange and interest rate risk. Subsidiaries are required to calculate, update and monitor their foreign exchange and interest rate exposure with the EADS central treasury department on a monthly basis, in accordance with defined treasury procedures. See "1.1.8 Hedging Activities".

Sales Financing

In connection with certain commercial contracts, EADS may agree to enter into sales financing arrangements. In respect of sales financing at Airbus, an annual sales financing budget is defined as part of the EADS operative planning process. Sales financing transactions are approved on a case-by-case basis, in line with certain risk assessment guidelines.

Procedures for Monitoring Off-Balance Sheet Liabilities

Within EADS, off-balance sheet liabilities mainly arise in connection with lease arrangements, extensions of guarantees and pending or threatened litigation. Divisions and BUs are required to record, or to provide information on, all financial guarantees in a tracking system. Guarantees for amounts in excess of a certain threshold must be approved by the Chief Executive Officer, the Chief Financial Officer or the Board of Directors, as the case may be.

Management has instituted procedures to monitor the level of certain off-balance sheet liabilities throughout the Group. In particular, a specialized guarantee tracking system has been rolled out to monitor exposure arising from guarantees throughout the Group. For jointly controlled affiliates, such as MBDA, summary information on guarantee-related off-balance sheet exposure is captured by EADS headquarters based on regular reports of this exposure and discussed in the MBDA treasury committee.

Sales

Commercial contracts entered into by EADS' operating subsidiaries have the potential to expose the Group to significant financial, operational and legal risks. To control these risks, Management has implemented contract proposal review procedures to ensure that EADS does not enter into material commercial contracts that expose it to unacceptable risk or are not in line with the Group's overall objectives. These procedures include (i) Board of Directors-approved thresholds and criteria for determining the risk and profitability profile of proposed contracts and (ii) a mandated pre-approval process for contracts defined as "high-risk". Contracts falling within the defined threshold categories require approval by the Chief Financial Officer. Contracts that are deemed "high-risk" must be submitted to a standing Commercial Committee (with the EADS Chief Financial Officer and the EADS CSMO serving as Chairmen and a possible escalation to EADS CEO when needed). This committee is responsible for reviewing the proposal and allowing the concerned BU to remit its offer. Its specific role and responsibilities are defined in a set of internal rules adopted by the EADS Executive Committee in 2002. Some modifications of these rules are presently under study (for further submission to the Executive Committee) in order to adapt them to the new configuration of the Company. In the case of Airbus, contracts are approved in accordance with Airbus' own Corporate Governance policy, based on EADS guidelines. In general, where EADS shares control of a subsidiary with a third party, the Commercial Committee is responsible for developing the EADS position on proposed commercial contracts.

Mergers and Acquisitions

With respect to merger, acquisition and divestiture activities of the Group, Management has implemented transaction review and approval procedures centralized at EADS headquarters. The IC procedures require all M&A transactions to be reviewed by an M&A Committee. The M&A Committee is chaired by the head of Strategic Coordination, and includes the Chief Financial Officer and the directors of Group headquarters level M&A and controlling departments. Legal Affairs is permanently represented on the M&A Committee, and representatives of other departments are also invited to attend meetings. Projects that are considered non-strategic and fall under a defined value threshold are reviewed and approved by the M&A Committee. Strategic and high-value projects require additional approval by the Chief Executive Officer or the Board of Directors. This review and approval procedure is carried out at four critical stages of the M&A process, beginning with an analysis of the strategic fit and definition of the legal framework and concluding with a final review of the overall transaction.

Legal

EADS is subject to myriad legal requirements in each jurisdiction in which it conducts business. The EADS Corporate Legal Department, in coordination with the Division and BU legal departments, is responsible for implementing and overseeing the procedures designed to ensure that EADS' activities comply with all applicable laws, regulations and requirements. It is also responsible for overseeing all litigation affecting the Group, as well as for the legal safeguarding of the Group's assets, including intellectual property.

The Corporate Legal Department, together with the Corporate Secretary, also plays an essential role in the design and administration of (i) the EADS Corporate Governance procedures and (ii) the legal documentation underlying the delegation of powers and responsibilities and defining the EADS management and IC environment.

Internal Audit

The EADS Internal Audit department, under the direction of the Corporate Secretary, provides Management with a risk-based evaluation of the effectiveness of the Group's IC and RM procedures. Based upon an approved annual audit plan and a global risk assessment of the Group's activities, the Internal Audit department (i) reviews operational processes for risk management and operating efficiency improvement opportunities and (ii) monitors compliance with legal requirements and internal policies, process guidelines and procedures. Internal Audit also involves ad hoc reviews, performed at the request of management, focusing on current (e.g., suspected fraudulent activities) and future (e.g., contract management) risks.

Procurement

The performance of EADS is to a large extent determined through its supply chain. Therefore, sourcing is a key lever for EADS in its marketplace.

EADS' size and complexity requires a common approach to maximize market levers and to avoid inefficiencies in the procurement process. To help ensure that sourcing is carried out in the most effective, efficient and ethical manner, a set of common procurement processes, which support a common sourcing strategy and ultimately the Group strategy and vision, is defined by the head of Corporate Sourcing and the Chief Procurement Officers Council.

The common approach and processes are then implemented across all Divisions through the sourcing networks. These sourcing networks comprise representatives from all EADS divisions. They are tasked by the EADS Chief Procurement Officers Council to define and roll out across EADS strategic sourcing topics such as Supplier Relationship Management, Common Processes and Tools, Global Sourcing, Joint Procurement, Corporate Social Responsibility, and Procurement Performance Management. The procurement processes are regularly reviewed by means of audits and self-assessments and thus consistently challenged and optimised.

2.2 Interests of Directors and Principal Executive Officers

2.2.1 COMPENSATION GRANTED TO DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS

2.2.1.1 General Principles

Shareholders expect a strong commitment from members of the Board of Directors; the compensation policy is therefore designed to focus efforts on what the Group wants to value and reward. To meet these objectives, a significant portion of the compensation is variable and linked to key performance measures and individual objectives. The remuneration is benchmarked regularly against the practice of other global companies based in Europe and the U.S.A. to ensure fairness and competitiveness.

Following the Governance changes decided at the Extraordinary General Meeting of Shareholders held on 22nd October 2007, the Board is now made up of ten Non-Executive Members of the Board and one Executive Member of the Board: the Chief Executive Officer (who is also member of the Executive Committee).

The compensation of the Executive Member of the Board (the Chief Executive Officer) and of the members of the Executive Committee combines short-term and long-term reward and is summarized as follows:

	Compensation element	Main drivers	Performance measures	Variation of payment as% of Total target income/% of vesting
Short-term	Base salary	Position/job value	Individual performance/ Market practice	-
	Variable pay	Achievement of Group business and financial yearly objectives and reward of individual performance	Collective part (50% of Target variable pay): EBIT* (75%) and cash (25%) achievement	EADS Chief Executive Officer and Airbus CEO: 55% of Total target income (range from 0% to 175%)
			Individual bonus (50% of Target variable pay): achievement of annual individual objectives	Other members of the Executive Committee: 50% of Total target income (range from 0% to 175%)
Mid- and Long-term	Performance unit plan	Achievement of long-term operational profit, measured through cumulative EBIT* achievement	The number of Performance units which will vest is based on 2nd and 3rd year cumulative EBIT* achievement	Vested Performance units will range from 0% to 100% of initial grant

2.2.1.2 Compensation of the Members of the Board of Directors

- The Board has decided to review the compensation structure of **the Non-Executive Members of the Board** in order to reflect European best practice and compensate for time commitment and responsibilities in the new governance structure. Therefore, the Board has resolved to remove the variable pay element and to provide separate fees for chairmanship and membership of Board Committees.

Effective 1st January 2008, each Non-Executive Member of the Board will receive an annual fixed fee of €80,000 and a fee for participation in Board meetings of €5,000 per meeting attended.

The Chairman of the Board will receive an annual fixed fee of €180,000 for carrying out this role and a fee for participation in Board meetings of €10,000 per meeting attended.

The Chairmen of each of the Board Committees will receive an additional annual fixed fee of €30,000. The Members of each of the Board Committees will receive an additional annual fixed fee of €20,000 for each Committee membership.

Committee Chairmanship and Committee Membership annual fees are cumulative if the concerned Non-Executive Members of the Board belong to two different Committees.

- **The Chief Executive Officer** receives neither fees for participation in Board of Directors' meetings nor any dedicated compensation as member of the Board of Directors in addition to his compensation as member of the Executive Committee (see below "2.2.1.3 Compensation of the Members of the Executive Committee"). The Chief Executive Officer is eligible for benefits under Long Term Incentive Plans including performance unit plan (see "2.3.3 Long Term Incentives Plans") and under employee share ownership plans in his capacity as qualifying employees (see also "2.3.2 Employee Share Ownership Plans"). Additionally, the Chief Executive Officer is entitled to pension benefits.

The amounts of the various components constituting the compensation granted to the Chief Executive Officer and to Non-Executive Directors during 2007, together with additional information such as the number of performance units (see "2.3.3 Long Term Incentives Plans") and details of the pension benefits entitlements of the Chief Executive Officer are set out in "Notes to the Company Financial Statements — Note 11: Remuneration".

They are summarized below:

- Total remuneration and related compensation costs:

The total remuneration and related compensation costs of the members of the Board of Directors and former directors in 2007 can be specified as follows:

	2007	2006
	in €	in €
Fixum	4,194,733	4,564,086
Bonus (related to reporting period)	3,294,312	2,361,451
Fees	390,000	395,000
Total	**7,879,045**	**7,320,537**

* Earnings before interest and taxes, pre-goodwill impairment and exceptionals.

The cash remuneration of the members of the Board of Directors was as follows:

2007	Fixum in €	Bonus in € related to 2007	Fees in €	Total in €
Directors				
Rüdiger Grube	30,000	109,813	85,000	224,813
Louis Gallois	1,147,701	957,885	-	2,105,586
Rolf Bartke	-	11,766	15,000	26,766
Dominique D'Hinnin	-	11,766	15,000	26,766
Juan Manuel Eguiagaray Ucelay	30,000	62,750	50,000	142,750
Arnaud Lagardère	60,000	113,734	60,000	233,734
Hermann-Josef Lamberti	-	11,766	10,000	21,766
Lakshmi N. Mittal*	-	-	-	-
Sir John Parker	-	11,766	20,000	31,766
Michel Pébereau	-	41,833	25,000	66,833
Bodo Uebber	-	41,833	10,000	51,833
Former directors				
Manfred Bischoff	60,000	31,375	50,000	141,375
Thomas Enders**	1,218,157	800,275	-	2,018,432
Jean-Paul Gut	818,937	388,500	-	1,207,437
Hans-Peter Ring**	769,938	597,282	-	1,367,220
Francois David	30,000	50,984	30,000	110,984
Michael Rogowski	30,000	50,984	20,000	100,984
Total	**4,194,733**	**3,294,312**	**390,000**	**7,879,045**

(*) Remuneration waived at the Director's request.
(**) Pro rata in accordance with their periods of membership with the Board of Directors.

- Long term incentives

The table below gives an overview of the Long term Incentive Plans (performance units) granted by EADS in 2007 to the Chief Executive Officer:

	Unit plan: number of performance units*	
	granted in 2007	vesting dates
Louis Gallois	33,700	Vesting schedule is made up of 4 payments over 2 years: (a) 25% expected in May 2011; (b) 25% expected in November 2011; (c) 25% expected in May 2012; (d) 25% expected in November 2012.

(*) Vesting of all Performance units granted to the Chief Executive Officer is subject to performance conditions.

- Pension benefits

The Members of the Executive Committee have pension promises as part of their employment agreements. The general policy is to give them annual pensions of 50% of their annual base salary upon reaching 5 years of service in the Executive Committee of EADS at the age of 60 or 65.

These rights can gradually increase to 60% after a second term, usually after ten years of service in the EADS Executive Committee.

These pension schemes have been implemented through collective executive pension plans in France and Germany. These pension promises have also separate rules e.g. for minimum length of service and other conditions to comply with national regulations.

For the Chief Executive Officer, the amount of the pension defined benefit obligation amounted to €0.8 million as of 31st December 2007, while the amount of current service and interest cost related to his pension promise accounted for during fiscal year 2007 represented an expense of €0.6 million.

This obligation has been accrued for in the Consolidated Financial Statements.

- Termination package

Under the terms of his employment contract, the Chief Executive Officer has an indefinite term contract (whereas, in accordance with the Articles of Association of the Company, the length of the mandate is limited). The employment contract can be terminated at any time with six months notice.

As part of his employment contract, the Chief Executive Officer is entitled to a termination package when the parting results from a decision by the Company. The Board has decided to reduce the maximum termination indemnity from 24 months (cf. report of the Board of Directors 2006) to 18 months of annual total target salary.

This new rule is applicable to the Chief Executive Officer from the renewal of his employment contract in October 2007. The indemnity could be reduced pro rata or would even not be applicable depending on age and date of retirement.

Apart from the Chief Executive Officer, no other Director who is in office is entitled to a termination package.

- Non-competition clause

A non competition clause is included in the contract of the Chief Executive Officer. This clause is applicable for a one-year period, starting at the end of the employment contract, and is renewable for one year at the Company's initiative.

The Chief Executive Officer will receive a compensation based on his monthly salary (including variable pay) in return of the application of the non competition clause.

- Other benefits

The Chief Executive Officer is entitled to a company car. The value of his company car as at 31st December 2007 is €23,977.

2.2.1.3 Compensation of the Members of the Executive Committee

The members of the Executive Committee, including the Chief Executive Officer, are entitled to receive for the year 2007 an accumulated total target compensation on a full year basis of €12,379,099. This target compensation is calculated *pro rata* for the members of the Executive Committee present in the Company on 31 December 2007. This compensation is divided for the EADS Chief Executive Officer and Airbus Chief Executive Officer into a 45% fixed part and a 55% variable part on target and for the other members of the Executive Committee into a 50% fixed part and a 50% variable part on target.

The variable part is calculated on the basis of two equal components:

- Collective part (50% of the variable part) to reward business performance at Group level or division level (if applicable). Cash and EBIT* are the financial indicators chosen to measure collective performance (EBIT* represents 75% of the collective part and cash represents 25% of the collective part in 2008);
- Individual bonus (50% of the variable part) to reward individual performance measured against the achievement of individual objectives.

The Group is committed to setting individual and financial targets, the achievement of which would reflect the real performance of EADS. The choice of EBIT* and cash as financial indicators ensures the alignment of Directors and top Executive with EADS priorities.

Based on the level of performance, the collective as well as the individual payout can vary from 0% to 175% of the target payment.

On target payment at 100% for both individual and financial targets would indicate strong personal and company performance.

The Remuneration and Nomination Committee reviews and makes recommendations to the Board of Directors on bonus payments to the Chief Executive Officer and to the members of the Executive Committee; the Board of Directors makes the final decision.

The total compensation paid by EADS and all its Group companies to Mr. Louis Gallois, Chief Executive Officer, during the year 2007, was €1,405,313 (this sum includes the payments of his January to December 2007 fixum and the pro rata 2006 variable pay for the period from July 2006 until December 2006, paid in May 2007).

Former Executive Directors:

- The total compensation paid by EADS and all its Group companies to Mr. Thomas Enders in 2007, for the period in accordance with his membership with the Board of Directors, was €1,760,625 (this sum includes the payments of his fixum from 1st January 2007 until end of October 2007 and the 2006 variable pay paid in May 2007).
- The total compensation paid by EADS and all its Group companies to Mr. Hans Peter Ring, in 2007, for the period in accordance with his membership with the Board of Directors, was €1,226,465 (this sum includes the payments of his fixum from 1st January 2007 until end of October 2007 and the 2006 variable pay paid in May 2007).
- The total compensation paid by EADS and all its Group companies to Mr. Jean-Paul Gut, in 2007, for the period in accordance with his membership with the Board of Directors, was €1,663,964 (this sum includes the payments

* Earnings before interest and taxes, pre-goodwill impairment and exceptionals.

of his fixum from 1st January 2007 until 16th September 2007, the 2006 variable pay paid in May 2007 and the 2007 variable pay paid in 2007, which is calculated pro rata for the period as Director of EADS).

Under the terms of his employment contract, Jean-Paul Gut was entitled to:

- Six-month notice period, reduced to four-month notice period at Jean-Paul Gut's request, which represents a payment of €466,667 gross (salary and bonus);
- A termination package of €2,800,000 (two years of total target income);
- An indemnity aiming at compensating his accumulated pension rights at the date of his departure.

In addition, EADS has concluded with Jean-Paul Gut a long-term Service Provider's Agreement, in order to retain Mr. Gut's specific expertise in the field of marketing and M&A activities.

2.2.2 LONG TERM INCENTIVES GRANTED TO THE CHIEF EXECUTIVE OFFICER

See "2.3.3 Long Term Incentive Plans".

2.2.3 RELATED PARTY TRANSACTIONS

Article 2:146 of the Dutch Civil Code provides as follows:

"Unless the articles of association provide otherwise, a company (*naamloze vennootschap*) shall be represented by its board of supervisory directors in all matters in which it has a conflict of interest with one or more of the members of its Board of Directors. The shareholders' meeting shall at all times have powers to designate one or more persons for this purpose". In the case of EADS, the Articles of Association do provide otherwise since they enable the Board of Directors to have power to represent the Company in matters where the Company has a conflict of interest with one or more members of the Board of Directors.

During the year 2007, no agreement was entered into by the Company with one of its directors or principal officers or a shareholder holding more than 5% of the voting rights of the Company outside the ordinary course of business and in conditions other than arm's length conditions. See Note 32 to the Consolidated Financial Statements for the years ended 31st December 2007 and 31st December 2006 in "1.2.1 EADS N.V. Consolidated Financial Statements" and Note 32 to the Consolidated Financial Statements for the year ended 31st December 2005 as incorporated in this Registration Document (see 1.2 Financial Statements).

For a description of the relationships between the Company and its principal shareholders, see "Part 2/3.3.2 Relationships with Principal Shareholders". Other than the relationships between the Company and its principal shareholders described in Part 2/3.3.2, there are no potential conflicts of interest between the duties to the Company of the Directors and their respective private interests or other duties.

2.2.4 LOANS AND GUARANTEES GRANTED TO DIRECTORS

EADS has not granted any loans to its Directors or members of the Executive Committee.

2.3 Employee Profit Sharing and Incentive Plans

2.3.1 EMPLOYEE PROFIT SHARING AND INCENTIVE AGREEMENTS

EADS' remuneration policy is strongly linked to the achievement of individual and Company objectives, both for each Division and for the overall Group. In 2007, a performance and restricted unit plan has been established for the senior management of the Group (see "2.3.3 Long Term Incentives Plans") and employees were offered shares at favourable conditions at the time of the public offering and listing of EADS (see "2.3.2 Employee Share Ownership Plans").

Since 2005, the success sharing schemes which are implemented in EADS in France, Germany, Spain, and the U.K. follow one set of common rules of the Group, ensuring a consistent application in these four countries.

2.3.2 EMPLOYEE SHARE OWNERSHIP PLANS

2.3.2.1 ESOP 2000

As part of its initial public offering, EADS offered to qualifying employees approximately 1.5% of its total share capital after the global offering. This employee offering of up to 12,222,385 shares included an option allowing qualifying employees to leverage their investment in the shares they purchased. Under this option, the investment consisted of the amount paid plus an amount resulting from a swap agreement of the investment management company for this option, that equalled nine times such amount paid. Qualifying employees were offered shares at a price of €15.30, being the price for the retail offering, less a discount of 15%.

The employee offering was open only to employees who:

- Had at least three months' seniority;
- Had French, German or Spanish employment contracts; and
- Were employed by companies incorporated under French, German or Spanish law in which EADS held (i) the majority of the share capital or (ii) at least 10% of the share capital, provided such minority-owned companies were designated as eligible by EADS.

Depending on whether the employee purchased shares through a French, German or Spanish plan, directly or via a mutual fund, the employee is restricted from selling the shares for one of the following lock-up periods: 18 months, three years, five years or six years.

A total number of 11,769,259 shares were subscribed for in the employee offering. Shares were delivered on 21st September 2000.

2.3.2.2 ESOP 2001

In October 2001, EADS offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,017,894 shares of a nominal value of €1 each.

The employee offering (*note d'opération préliminaire* approved by the COB (former name of the *Autorité des marchés financiers* (the "**AMF**")) on 8th October 2001 under number 01-1200 and *note d'opération définitive* approved by the COB on 13th October 2001 under number 01-1209) was open only to employees who:

- Had at least three months' seniority;
- Were employed by (i) EADS or (ii) one of its subsidiaries or (iii) a company in which EADS holds at least 10% of the share capital and over whose management it has a determining influence and whose registered office is located in South Africa, Germany, Brazil, Canada, Spain, the United States, the United Kingdom, France, Italy, Morocco, Mexico and Singapore.

The employee offering was divided into two tranches:

- Shares subscribed for by qualifying employees in Group employee savings plan were offered for a price of €10.70 per share;
- Shares subscribed for by qualifying employees directly were offered for a price of €10.70 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 2,017,894 shares were subscribed for in the employee offering. Shares were delivered on 5th December 2001.

2.3.2.3 ESOP 2002

In October 2002, EADS offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,022,939 shares of a nominal value of €1 each.

The employee offering (*note d'opération préliminaire* approved by the COB on 30th September 2002 under number 02-1062 and *note d'opération définitive* approved by the COB on 11th October 2002 under number 02-1081) was open only to employees who:

- Had at least three months' seniority;
- Were employed by (i) EADS or (ii) one of its subsidiaries or (iii) a company in which EADS holds at least 10% of the share capital and over whose management it has a determining influence and whose registered office is located in Germany, Brazil, Canada, Spain, the United States, the United Kingdom, France, Italy, Mexico and Singapore.

The employee offering was divided into two tranches:

- Shares subscribed for by qualifying employees in Group employee savings plan were offered for a price of €8.86 per share;
- Shares subscribed for by qualifying employees directly were offered for a price of €7.93 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 2,022,939 shares were subscribed for in the employee offering. Shares were delivered on 4th December 2002.

2.3.2.4 ESOP 2003

In October 2003, EADS offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,027,996 shares of a nominal value of €1 each.

The employee offering (*note d'opération* approved by the COB on 25th September 2003 under number 03-836) was given only to employees who:

- Had at least three months' seniority;
- Were employed by (i) EADS or (ii) one of its subsidiaries or (iii) a company in which EADS holds at least 10% of the share capital and over whose management it has a determining influence and whose registered office is located in Germany, Belgium, Canada, Spain, the United States, the United Kingdom, France, Ireland, Mexico, the Netherlands and Singapore.

The employee offering was divided into two tranches:

- Shares subscribed for by qualifying employees in Group employee savings plan were offered for a price of €12.48 per share;
- Shares subscribed for by qualifying employees directly were offered for a price of €12.48 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 1,686,682 shares were subscribed for in the employee offering. Shares were delivered on 5th December 2003.

2.3.2.5 ESOP 2004

In October 2004, EADS offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,018,000 shares of a nominal value of €1 each.

The employee offering (*note d'opération* approved by the AMF on 10th September 2004 under number 04-755) was given only to employees who:

- Had at least three months' seniority;
- Were employed by (i) EADS or (ii) one of its subsidiaries or (iii) a company in which EADS holds at least 10% of the share capital and over whose management it has a determining influence and whose registered office is located in Germany, Belgium, Canada, Spain, the United States, the United Kingdom, France, Ireland, Mexico, the Netherlands, Singapore, Australia and Finland.

The employee offering was divided into two tranches:

- Shares subscribed for by qualifying employees in Group employee savings plan were offered for a price of €18 per share;
- Shares subscribed for by qualifying employees directly were offered for a price of €18 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 2,017,822 shares were subscribed for in the employee offering. Shares were delivered on 3rd December 2004.

2.3.2.6 ESOP 2005

In June 2005, EADS offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,025,000 shares of a nominal value of €1 each.

The employee offering (*note d'opération* approved by the AMF on 4th May 2005 under number 05-353) was given only to employees who:

- Had at least three months' seniority;
- Were employed by (i) EADS or (ii) one of its subsidiaries or (iii) companies in which EADS holds at least 10% of the share capital and over whose management it has a determining influence and whose registered offices are located in Germany, Australia, Belgium, Canada, Spain, the United States, Finland, France, the United Kingdom, Ireland, Mexico, the Netherlands, Poland and Singapore.

The employee offering was divided into two tranches:

- Shares subscribed for by qualifying employees in Group employee savings plan were offered for a price of €18.86 per share;
- Shares subscribed for by qualifying employees directly were offered for a price of €18.86 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 1,938,309 shares were subscribed for in the employee offering. Shares were delivered on 29th July 2005.

2.3.2.7 ESOP 2007

In 2006 no employee offering took place. The employee offering originally scheduled for June 2006 was postponed to March 2007.

In March 2007, EADS offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,040,000 shares of a nominal value of €1 each.

The employee offering was given only to employees who:

- Had at least three months' seniority;
- Were employed by (i) EADS or (ii) one of its subsidiaries or (iii) companies in which EADS holds at least 10% of the share capital and over whose management it has a determining influence and whose registered offices are located in Germany, Australia, Belgium, Canada, Spain, the United States, Finland, France, the United Kingdom, Ireland, Mexico, the Netherlands, Poland and Singapore.

The employee offering was divided into two tranches:

- Shares subscribed for by qualifying employees in Group employee savings plan were offered for a price of €19.62 per share;
- Shares subscribed for by qualifying employees directly were offered for a price of €17.16 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 2,037,835 shares were subscribed for in the employee offering. Shares were delivered on 9th May 2007.

2.3.3 LONG TERM INCENTIVE PLANS

At its 26th May 2000, 20th October 2000, 12th July 2001, 9th August 2002, 10th October 2003, 8th October 2004, 9th December 2005 and 18th December 2006 meetings, the Board of Directors of the Company, using the authorisation given to it by the shareholders' meetings of 24th May 2000, 10th May 2001, 6th May 2003, 11th May 2005, and 4th May 2006 approved the granting of stock options for subscription of shares in the Company.

At its 18th December 2006 meeting, the Board of Directors of the Company, using the authorisation given to it by the shareholders' meeting of 4th May 2006 approved the granting of performance shares and restricted shares in the Company.

At its 7th December 2007 meeting, the Board of Directors of the Company approved the granting of performance units and restricted units in the Company.

The principal characteristics of these options, performance and restricted shares and performance and restricted units as at 31st December 2007 are set out in the "Notes to the Consolidated Financial Statements (IFRS) — Note 31: Share-based Payment". They are also set out in the table below:

	First tranche	Second tranche
Date of shareholders' Meeting	24th May 2000	24th May 2000
Date of Board of Directors Meeting (grant date)	26th May 2000	20th October 2000
Number of options granted	5,324,884	240,000
Number of options outstanding	1,671,380	32,000
Options granted to directors and officers	720,000	60,000
Total number of eligible employees	850	34
Exercise date	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules - see "Part 2/3.1.3 Governing Laws").	
Expiry date	8th July 2010	8th July 2010
Conversion right	One option for one share	One option for one share
Vested	100%	100%
Exercise price	€20.90	€20.90
Exercise price conditions	110% of fair market value of the shares at the date of grant	
Number of exercised options	2,892,020	188,000

	Third tranche	Fourth tranche
Date of shareholders' Meeting	10th May 2001	10th May 2001
Date of Board of Directors Meeting (grant date)	12th July 2001	9th August 2002
Number of options granted	8,524,250	7,276,700
Number of options outstanding	3,773,169	2,706,434
Options granted to:		
• Mr. Philippe Camus	135,000	135,000
• Mr. Rainer Hertrich	135,000	135,000
• the 10 employees having being granted the highest number of options during the year 2001 (third tranche) and 2002 (fourth tranche)	738,000	808,000
Total number of eligible employees	1,650	1,562
Exercise date	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules - see "Part 2/3.1.3 Governing Laws").	
Expiry date	12th July 2011	8th August 2012
Conversion right	One option for one share	
Vested	100%	100%
Exercise price	€24.66	€16.96
Exercise price conditions	110% of fair market value of the shares at the date of grant	
Number of exercised options	3,492,831	4,305,066

	Fifth tranche	Sixth tranche
Date of shareholders' Meeting	6th May 2003	6th May 2003
Date of Board of Directors Meeting (grant date)	10th October 2003	8th October 2004
Number of options granted	7,563,980	7,777,280
Number of options outstanding	4,818,873	6,240,986[1]
Options granted to:		
• Mr. Philippe Camus	135,000	135,000
• Mr. Rainer Hertrich	135,000	135,000
• the 10 employees having being granted the highest number of options during the year 2003 (fifth tranche) and 2004 (sixth tranche)	808,000	808,000
Total number of eligible employees	1,491	1,495
Exercise date	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules - see "Part 2/3.1.3 Governing Laws").	
Expiry date	9th October 2013	7th October 2014
Conversion right	One option for one share	
Vested	100%	100%[1]
Exercise price	€15.65	€24.32
Exercice price conditions	110% of fair market value of the shares at the date of grant	
Number of exercised options	2,503,423	2,400

(1) As regards to the sixth tranche, vesting of part of the options granted to EADS top Executives was subject to performance conditions. As a result, part of these conditional options have not vested and were therefore forfeited during the year 2007.

	Seventh tranche
Date of shareholders' Meeting	11th May 2005
Date of Board of Directors Meeting	9th December 2005
Number of options granted	7,981,760
Number of options outstanding	7,764,940
Options granted to:	
• Mr. Thomas Enders	135,000
• Mr. Noël Forgeard	135,000
• the 10 employees having being granted the highest number of options during the year 2005 (seventh tranche)	940,000
Total number of eligible beneficiaries	1,608
Exercise date	50% of options may be exercised after a period of two years from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules - see "Part 2/3.1.3 Governing Law - Dutch Regulations"). As regards to the seventh tranche, part of the options granted to the top EADS Executives are performance related.
Expiry date	8th December 2015
Conversion right	One option for one share
Vested	50%
Exercise price	€33.91
Exercice price conditions	110% of fair market value of the shares at the date of grant
Number of exercised options	0

	Eighth tranche	
Date of shareholders' Meeting	4th May 2006	
Date of Board of Directors Meeting	18th December 2006	
	Stock option plan	
Number of options granted	1,747,500	
Number of options outstanding	1,742,000	
Options granted to:		
• Mr. Thomas Enders	67,500	
• Mr. Louis Gallois	67,500	
• the 10 employees having being granted the highest number of options during the year 2006 (eighth tranche)	425,000	
Total number of eligible beneficiaries	221	
Date from which the options may be exercised	50% of options may be exercised after a period of two years from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules - see "Part 2/3.1.3 Governing Laws")	
Date of expiration	16th December 2016	
Conversion right	One option for one share	
Vested	0%	
Exercice price	€25.65	
Exercice price conditions	110% of fair market value of the shares at the date of grant	
Number of exercised options	0	
	Performance and restricted shares plan	
	Performance shares	Restricted shares
Number of shares granted	1,344,625	391,300
Number of shares outstanding	1,328,375	386,750
Shares granted to:		
• Mr. Thomas Enders	16,875	-
• Mr. Louis Gallois	16,875	-
• the 10 employees having being granted the highest number of shares during the year 2006 (eighth tranche)	137,500	28,200
Total number of eligible beneficiaries		1,637
Vesting date	The performance and restricted shares will vest if the participant is still employed by an EADS company and, in the case of performance shares, upon achievement of mid-term business performance. The vesting period will end at the date of publication of the 2009 annual results, expected in March 2010.	
Number of vested shares	875	0

	Ninth tranche	
Date of Board of Directors Meeting		7th December 2007
	Performance and restricted unit plan	
	Performance units	Restricted units
Number of units granted	1,693,940	506,060
Units granted to:		
• Mr. Louis Gallois*	33,700	-
• the 10 employees having being granted the highest number of units during the year 2007 (ninth tranche)	239,900	43,500
Total number of eligible beneficiaries		1,617
Vesting dates	The performance and restricted units will vest if the participant is still employed by an EADS company at the respective vesting dates and, in the case of performance units, upon achievement of mid-term business performance. Vesting schedule is made up of 4 payments over 2 years: - 25% expected in May 2011; - 25% expected in November 2011; - 25% expected in May 2012; - 25% expected in November 2012.	

(*) For more information in respect of units granted to the Chief Executive Officer, see "Notes to the Company Financial Statements — Note 11: Remuneration".

The information in respect of stock options and performance and restricted shares cancelled and exercised during the year are set out in "Notes to the Consolidated Financial Statements (IFRS) — Note 31: Share-based Payment".

For information on the transactions carried out by the members of the Board of Directors and the Executive Committee see EADS' website and/or the relevant stock exchange authorities' website.

Shareholding in the Company of the members of the Board of Directors

Member of the Board of Directors	Shareholding
• Mr. Louis Gallois	- 5 ordinary shares - 67,500 stock options* - 16,875 performance shares*
• Mr. Dominique d'Hinnin	- 61 ordinary shares
• Mr. Arnaud Lagardère	- 2 ordinary shares

(*) See eighth tranche as set forth in the above table.

The other members of the Board of Directors do not hold shares or other securities in the Company.

Financial Calendar

3

2008 Calendar of Financial Communication 186

2008 Calendar of Financial Communication

2007 Annual Results Release: 11th March 2008

Annual General Meeting: 26th May 2008

First Quarter 2008 Results Release: 14th May 2008

First Half 2008 Results Release: 30th July 2008

Third Quarter 2008 Results Release: 14th November 2008

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www.eads.com

European Aeronautic Defence
and Space Company EADS N.V.
Le Carré, Beechavenue 130-132
1119 PR Schiphol-Rijk
The Netherlands

This document is also available
at the following addresses:

European Aeronautic
Defence and Space Company
EADS N.V.

In France
37, boulevard de Montmorency
75781 Paris cedex 16 – France

In Germany
81663 Munich - Germany


In Spain
Avenida de Aragón 404
28022 Madrid - Spain

BOOK THREE

Business, Legal and Corporate Responsibility 2007


EADS

The step beyond

The complete EADS Annual Report Suite 2007 consists of:




2
Financial Statements and Corporate Governance 2007




Business, Legal and Corporate Responsibility 2007

BOOK 1

FACING CHALLENGES DELIVERING RESULTS

Annual Review

Management & Responsibility

Together. Facing challenges. Delivering results.

The Business Year 2007

EADS Drivers

Useful Information

BOOK 2

FINANCIAL STATEMENTS AND CORPORATE GOVERNANCE 2007

Registration Document Part 1

Risk Factors

Net Assets – Financial Position – Results

Corporate Governance

BOOK 3

BUSINESS, LEGAL AND CORPORATE RESPONSIBILITY 2007

Registration Document Part 2

Information on EADS Activities

Corporate Social Responsibility

General Description of the Company and its Share Capital

www.eads.com

The online version of the Annual Report Suite 2007 is available at


www.reports.eads.com

Business, Legal and Corporate Responsibility

EADS REGISTRATION DOCUMENT - PART 2

Business, Legal and Corporate Responsibility (BOOK 3)

European Aeronautic Defence and Space Company EADS N.V. (the "**Company**" or "**EADS**" and together with its subsidiaries, the "**Group**") is a Dutch company, which is listed in France, Germany and Spain. Given this fact, the applicable regulations with respect to public information and protection of investors, as well as the commitments made by the Company to securities and market authorities, are described in this registration document (the "**Registration Document**").

This Registration Document was prepared in accordance with Annex 1 of EC Regulation 809/2004, filed in English with, and approved by, the *Autoriteit Financiële Markten* (the "AFM") on 24 April 2008 in its capacity as competent authority under the *Wet op het financieel toezicht* (as amended) pursuant to Directive 2003/71/EC. The Registration Document is composed of two parts which must be read together: (i) this document entitled Business, Legal and Corporate Responsibility – (Registration Document Part 2) and (ii) the document entitled Financial Statements and Corporate Governance – (Registration Document Part 1). This Registration Document may be used in support of a financial transaction as a document forming part of a prospectus in accordance with Directive 2003/71/EC only if it is supplemented by a securities note and a summary approved by the AFM.

Business, Legal and Corporate Responsibility



1 INFORMATION ON EADS ACTIVITIES

2 CORPORATE SOCIAL RESPONSIBILITY

3 GENERAL DESCRIPTION OF THE COMPANY AND ITS SHARE CAPITAL

4 ENTITY RESPONSIBLE FOR THE REGISTRATION DOCUMENT

Financial Statements and Corporate Governance

(BOOK 2)

RISK FACTORS 7

1. Financial Market Risks 8
2. Business-Related Risks 10
3. Legal Risks 15
4. Industrial and Environmental Risks 17

1 NET ASSETS, FINANCIAL POSITION AND RESULTS 19

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations 20

1.1.1 CERTAIN INFORMATION 20
- Exchange Rate Information 20
- Ratings 20

1.1.2 OVERVIEW 21
- 1.1.2.1 Significant Programme and Restructuring Developments in 2006 and 2007 21
- 1.1.2.2 Trends 22

1.1.3 CRITICAL ACCOUNTING CONSIDERATIONS, POLICIES AND ESTIMATES 23
- 1.1.3.1 Scope of and Changes in Consolidation Perimeter 23
- 1.1.3.2 Employee Benefits — IAS 19 24
- 1.1.3.3 U.K. Pension Commitments 24
- 1.1.3.4 Fair Value Adjustments 25
- 1.1.3.5 Impairment/Write-down of Assets 25
- 1.1.3.6 Research and Development Expenses 25
- 1.1.3.7 Accounting for Hedged Foreign Exchange Transactions in the Financial Statements 26
- 1.1.3.8 Foreign Currency Translation 26
- 1.1.3.9 Accounting for Sales Financing Transactions in the Financial Statements 27
- 1.1.3.10 Provisions for Loss-Making Contracts 28

1.1.4 MEASUREMENT OF MANAGEMENT'S PERFORMANCE 28
- 1.1.4.1 Order Backlog 28
- 1.1.4.2 Use of EBIT* 30
- 1.1.4.3 EBIT* Performance by Division 30

1.1.5 EADS RESULTS OF OPERATIONS 33
- Consolidated Revenues 33
- Consolidated Cost of Sales 36
- Consolidated Selling and Administrative Expenses 36
- Consolidated Research and Development Expenses 36
- Consolidated Other Income and Other Expenses 37
- Consolidated Share of Profit from Associates Accounted for under the Equity Method and Other Income from Investments 37
- Consolidated Interest Result 37
- Consolidated Other Financial Result 37
- Consolidated Income Taxes 38
- Consolidated Minority Interests 38
- Consolidated Net Income (Loss) (Profit (loss) for the Period Attributable to Equity Holders of the Parent) 38
- Earnings per Share (EPS) 38

1.1.6 CHANGES IN CONSOLIDATED TOTAL EQUITY (INCLUDING MINORITY INTERESTS) 39
- IAS 39 Related Impact on AOCI 40
- Currency Translation Adjustment Impact on AOCI 40

1.1.7 LIQUIDITY AND CAPITAL RESOURCES 41
- 1.1.7.1 Cash Flows 41
- 1.1.7.2 Consolidated Cash and Cash Equivalents and Securities 43
- 1.1.7.3 Consolidated Financing Liabilities 44
- 1.1.7.4 Sales Financing 44

1.1.8 HEDGING ACTIVITIES 49
- 1.1.8.1 Foreign Exchange Rates 49
- 1.1.8.2 Interest Rates 50

1.2 Financial Statements 51

1.2.1 EADS N.V. CONSOLIDATED FINANCIAL STATEMENTS (IFRS) 52
- Basis of Presentation 57
- Notes to the Consolidated Income Statements (IFRS) 70
- Notes to the Consolidated Balance Sheets (IFRS) 80
- Notes to the Consolidated Statements of Cash-Flows (IFRS) 101
- Other Notes to the Consolidated Financial Statements (IFRS) 103

Appendix "Information on Principal Investments" – Consolidation Scope 128

AUDITOR'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENT (IFRS) 134
- Report on the Consolidated Financial Statements 134
- Report on other legal and regulatory requirements 135

1.2.2 COMPANY FINANCIAL STATEMENTS 136

1.3 Statutory Auditors' Fees 146

1.4 Information Regarding the Statutory Auditors 147

2 CORPORATE GOVERNANCE 149

2.1 Management and Control 153

2.1.1 BOARD OF DIRECTORS, CHAIRMAN AND CHIEF EXECUTIVE OFFICER 153
2.1.2 AUDIT COMMITTEE 164
2.1.3 REMUNERATION AND NOMINATION COMMITTEE 164
2.1.4 STRATEGIC COMMITTEE 165
2.1.5 EXECUTIVE COMMITTEE 165
2.1.6 INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS 167
2.1.6.1 Overview 167
2.1.6.2 RM System 168
2.1.6.3 IC System 168
2.1.6.4 Business Processes Covered by the IC System 169

2.2 Interests of Directors and Principal Executive Officers 172

2.2.1 COMPENSATION GRANTED TO DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS 172
2.2.1.1 General Principles 172
2.2.1.2 Compensation of the Members of the Board of Directors 173
2.2.1.3 Compensation of the Members of the Executive Committee 175
2.2.2 LONG TERM INCENTIVES GRANTED TO THE CHIEF EXECUTIVE OFFICER 176
2.2.3 RELATED PARTY TRANSACTIONS 176
2.2.4 LOANS AND GUARANTEES GRANTED TO DIRECTORS 176

2.3 Employee Profit Sharing and Incentive Plans 177

2.3.1 EMPLOYEE PROFIT SHARING AND INCENTIVE AGREEMENTS 177
2.3.2 EMPLOYEE SHARE OWNERSHIP PLANS 177
2.3.2.1 ESOP 2000 177
2.3.2.2 ESOP 2001 177
2.3.2.3 ESOP 2002 178
2.3.2.4 ESOP 2003 178
2.3.2.5 ESOP 2004 178
2.3.2.6 ESOP 2005 179
2.3.2.7 ESOP 2007 179
2.3.3 LONG TERM INCENTIVE PLANS 179

3 FINANCIAL CALENDAR 185

2008 Calendar of Financial Communication 186

Business, Legal and Corporate Responsibility

(BOOK 3)

1 INFORMATION ON EADS' ACTIVITIES 7

1.1 Presentation of the EADS Group 8

1.1.1 OVERVIEW 8
1.1.2 AIRBUS 13
1.1.3 MILITARY TRANSPORT AIRCRAFT 21
1.1.4 EUROCOPTER 25
1.1.5 DEFENCE & SECURITY 29
1.1.6 ASTRIUM 35
1.1.7 OTHER BUSINESSES 40
1.1.8 INVESTMENTS 42
1.1.9 INSURANCE 43
1.1.10 LEGAL AND ARBITRATION PROCEEDINGS 44
1.1.11 INCORPORATION BY REFERENCE 45

1.2 Recent Developments 45

CORPORATE SOCIAL RESPONSIBILITY 49

2.1 Business Ethics 52

2.1.1 PROPER BUSINESS PRACTICES 52
- 2.1.1.1 Policy 52
- 2.1.1.2 Organisation 52
- 2.1.1.3 Performance and Best Practices 53

2.1.2 EXPORT COMPLIANCE 55
- 2.1.2.1 Policy 55
- 2.1.2.2 Organisation 55
- 2.1.2.3 Performance and Best Practices 55

2.1.3 COMPLIANCE WITH LAW REGARDING ALL EADS ACTIVITIES 56
- 2.1.3.1 Policy 56
- 2.1.3.2 Organisation 56
- 2.1.3.3 Performance and Best Practices 57

2.1.4 CORPORATE GOVERNANCE STANDARDS 57
- 2.1.4.1 Policy 5[illegible]
- 2.1.4.2 Organisation 5[illegible]

2.2 Sustainable Growth 58

2.2.1 PRODUCT QUALITY AND CUSTOMER SATISFACTION 58
- 2.2.1.1 Policy 58
- 2.2.1.2 Organisation 58
- 2.2.1.3 Performance and Best Practices 59

2.2.2 SUSTAINING AND PROTECTING INNOVATION 60
- 2.2.2.1 Innovation Strategy 60
- 2.2.2.2 Protecting Innovation: Intellectual Property 63

2.2.3 SUPPLIER MANAGEMENT: FOSTERING A MUTUALLY BENEFICIAL RELATIONSHIP WITH EADS' SUPPLIERS 64
- 2.2.3.1 Policy 64
- 2.2.3.2 Organisation 64
- 2.2.3.3 Performances and Best Practices 65

2.3 Environmental Care 68

2.3.1 POLICY 68
2.3.2 ORGANISATION 68
2.3.3 PERFORMANCE AND BEST PRACTICES 69

2.4 Human Resources: Employer – Employee Relationship 72

2.4.1 WORKFORCE INFORMATION AND ORGANISATION OF WORK 72
2.4.2 HUMAN RESOURCES ORGANISATION 73
2.4.3 HUMAN RESOURCES POLICIES AND PERFORMANCE 74
- 2.4.3.1 Health and Safety: Providing a Safe Workplace for EADS Employees and Subcontractors 74
- 2.4.3.2 Caring for EADS Employees and EADS Know-How 74
- 2.4.3.3 Diversity: Commitment to Ensure Equal Opportunity for all EADS Employees 75
- 2.4.3.4 Career Development: Efficient Management of Skills and Know-How 77
- 2.4.3.5 Employee Relations: A Proactive Dialogue 80

2.5 Corporate Citizenship 81

2.5.1 MAINTAINING AN OPEN DIALOGUE WITH EADS' STAKEHOLDERS 81
- 2.5.1.1 Policy 81
- 2.5.1.2 Organisation 81
- 2.5.1.3 Performance and Best Practices 81

2.5.2 ENCOMPASSING COMMUNITY INTERESTS IN EADS' GLOBAL STRATEGY 82
- 2.5.2.1 Policy 82
- 2.5.2.2 Organisation 82
- 2.5.2.3 Performance and Best Practices 82

CONTENTS FOR THIS BOOK

3 GENERAL DESCRIPTION OF THE COMPANY AND ITS SHARE CAPITAL 85

3.1 General Description of the Company 86

3.1.1 COMMERCIAL AND CORPORATE NAMES, SEAT AND REGISTERED OFFICE 86

3.1.2 LEGAL FORM 86

3.1.3 GOVERNING LAWS 86
- 3.1.3.1 Periodic Disclosure Obligations 87
- 3.1.3.2 Ongoing Disclosure Obligations 88

3.1.4 DATE OF INCORPORATION AND DURATION OF THE COMPANY 89

3.1.5 OBJECTS OF THE COMPANY 89

3.1.6 COMMERCIAL AND COMPANIES REGISTRY 89

3.1.7 INSPECTION OF CORPORATE DOCUMENTS 90

3.1.8 FINANCIAL YEAR 90

3.1.9 ALLOCATION AND DISTRIBUTION OF INCOME 90
- 3.1.9.1 Dividends 90
- 3.1.9.2 Liquidation 90

3.1.10 GENERAL MEETINGS 90
- 3.1.10.1 Calling of Meetings 90
- 3.1.10.2 Right to attend Meetings 91
- 3.1.10.3 Majority and Quorum 92
- 3.1.10.4 Conditions of Exercise of Right to Vote 92

3.1.11 DISCLOSURE OF HOLDINGS 92

3.1.12 MANDATORY TENDER OFFERS 93
- 3.1.12.1 Takeover Directive 93
- 3.1.12.2 Dutch Law 94
- 3.1.12.3 Articles of Association 94

3.2 General Description of the Share Capital 95

3.2.1 MODIFICATION OF SHARE CAPITAL OR RIGHTS ATTACHED TO THE SHARES 95

3.2.2 ISSUED SHARE CAPITAL 96

3.2.3 AUTHORISED SHARE CAPITAL 96

3.2.4 SECURITIES GRANTING ACCESS TO THE COMPANY'S CAPITAL 96

3.2.5 CHANGES IN THE ISSUED SHARE CAPITAL SINCE INCORPORATION OF THE COMPANY 97

3.3 Shareholdings and Voting Rights 98

3.3.1 SHAREHOLDING STRUCTURE 98

3.3.2 RELATIONSHIPS WITH PRINCIPAL SHAREHOLDERS 100

3.3.3 FORM OF SHARES 105

3.3.4 CHANGES IN THE SHAREHOLDING OF THE COMPANY SINCE ITS INCORPORATION 105

3.3.5 PERSONS EXERCISING CONTROL OVER THE COMPANY 107

3.3.6 SIMPLIFIED GROUP STRUCTURE CHART 108

3.3.7 PURCHASE BY THE COMPANY OF ITS OWN SHARES 110
- 3.3.7.1 Dutch Law and Information on Share Buy-Back Programmes 110
- 3.3.7.2 French Regulations 110
- 3.3.7.3 German Regulations 110
- 3.3.7.4 Spanish Regulations 111
- 3.3.7.5 Description of the Share Buy-Back Programme to be Authorised by the Annual General Shareholders' Meeting to be held on 26th May 2008 111

3.4 Dividends 114

3.4.1 DIVIDENDS AND CASH DISTRIBUTIONS PAID SINCE THE INCORPORATION OF THE COMPANY 114

3.4.2 DIVIDEND POLICY OF EADS 114

3.4.3 UNCLAIMED DIVIDENDS 114

3.4.4 TAXATION 114

3.5 Annual Securities Disclosure Report 116

ENTITY RESPONSIBLE FOR THE REGISTRATION DOCUMENT 117

4.1 Entity Responsible for the Registration Document 118

4.2 Statement of the Entity Responsible for the Registration Document 118

4.3 Information Policy 118

4.4 Undertakings of the Company regarding Information 119

4.5 Significant Changes 119

Information on EADS' Activities

1

1.1 Presentation of the EADS Group 8
1.1.1 OVERVIEW 8
1.1.2 AIRBUS 13
1.1.3 MILITARY TRANSPORT AIRCRAFT 21
1.1.4 EUROCOPTER 25
1.1.5 DEFENCE & SECURITY 29
1.1.6 ASTRIUM 35
1.1.7 OTHER BUSINESSES 40
1.1.8 INVESTMENTS 42
1.1.9 INSURANCE 43
1.1.10 LEGAL AND ARBITRATION PROCEEDINGS 44
1.1.11 INCORPORATION BY REFERENCE 45
1.2 Recent Developments 45

1.1 Presentation of the EADS Group

1.1.1 OVERVIEW

Due to the nature of the markets in which EADS operates and the confidential nature of its businesses, any statements with respect to EADS' competitive position set out in paragraphs 1.1.1 through 1.1.8 below have been based on EADS' internal information sources, unless another source has been specified below.

With consolidated revenues of €39.1 billion in 2007, EADS is Europe's premier aerospace and defence company and the second largest aerospace and defence company in the world. In terms of market share, EADS is among the top two manufacturers of commercial aircraft, civil helicopters, commercial space launch vehicles and missiles, and a leading supplier of military aircraft, satellites and defence electronics. In 2007, it generated approximately 77% of its total revenues in the civil sector and 23% in the defence sector.

2007 Highlights

2007 was a year of continued commercial success for EADS. Order intake amounted to approximately €136.8 billion for the year and was driven by strong performances at Airbus and Eurocopter in particular, causing EADS' order backlog to reach a historical high of €339.5 billion at the end of 2007. Airbus marked a major milestone with the delivery of its 5000th aircraft, including the first delivery of the A380 to launch customer Singapore Airlines.

EADS also considerably simplified its management structure in 2007, marking an important step in its development. A single chairman and a single chief executive officer were appointed to lead the Group, while the Board of Directors' independence was reinforced through the appointment of new outside members. In the future, the Board of Directors will seek to further improve its decision-making procedures while providing increased transparency to stakeholders.

Despite these successes, EADS encountered significant industrial challenges on key aircraft development programmes during 2007. Delays were announced in respect of the A400M and NH90 programmes, while Airbus continued to face strong headwinds in the ramp-up of A380 production. With respect to the A400M programme in particular, EADS announced a six to twelve month delay in the first delivery of the aircraft, resulting in cost overruns and other charges totalling €1.4 billion in 2007.

Continued U.S. dollar weakness has also reinforced the necessity of the "Power8" restructuring programme, which Airbus launched at the beginning of 2007. Airbus has already taken several steps towards its implementation, including the selection of preferred bidders for six Airbus aerostructure site divestments. At the same time, further depreciation of the U.S. dollar against the Euro since the launch of Power8 (which was based on an exchange rate of $1.35 per Euro) has highlighted the need for EADS to develop additional measures to adapt to this new business environment.

EADS' business environment in 2007 was characterised by another strong year for the aviation industry. Nevertheless, the overall business environment remains volatile going forward. The depreciation of the U.S. dollar against the Euro has reached unforeseen levels and therefore increasingly places European companies at a competitive disadvantage, while high oil prices put pressure on EADS' customers. In defence, procurement budgets remain under pressure. At the same time, governmental initiatives to strengthen defence and homeland security capabilities in order to counter increasing threats may create new opportunities for the long-term. The same may prove true in respect of space activities, as industry players await the outcome of a European Space Agency ministerial conference scheduled for November 2008 to provide needed momentum. Commercial space activities remain under high price pressure.

Airbus surpassed its previous records in terms of both orders and deliveries in 2007. Reinforcing its backlog, Airbus won 1,458 firm new gross orders, exceeding the previous record of 1,111 orders set in 2005. Fast-growing airlines in the Asia-Pacific region, India and the Middle East were the chief driver of new orders. Demand also remained strong from low cost and legacy carriers in Europe and the United States, which are modernising and expanding fleets. The A380 won 33 new firm gross orders, with existing customers reaffirming their confidence in the aircraft and new customers placing their first orders. At year-end, total firm orders for the A380 stood at 189. The A350 XWB received 290 firm orders from 12 customers, demonstrating the market's positive response to the new design refinements. Airbus delivered 453 aircraft in 2007, 19 more than the previous year.

The Military Transport Aircraft Division experienced delays in the industrial production of its flagship A400M heavy transport aircraft in 2007, overshadowing its other activities and negatively affecting its financial results. Although mitigation measures such as a change in management, reorganisation of responsibilities and shortening of the chain of command have been implemented, EADS continues to face significant challenges in achieving first flight in summer 2008 and meeting the revised delivery schedule.

At the same time, the Military Transport Aircraft Division's medium-weight turboprop aircraft range had a good year in 2007. Defence forces from Poland to Colombia ordered a total of eleven C-295 aircraft, the Spanish Interior Ministry bought two CN-235 aircraft to perform border patrol missions and the U.S. Coast Guard's Deepwater programme ordered a further five CN-235 aircraft. Saudi Arabia became the latest customer for the A330 Multi-Role Tanker Transport (MRTT), ordering three aircraft in December (to be booked in 2008). In addition, the AirTanker consortium (in which EADS owns a 40% interest) launched a financing competition to raise approximately £2.2 billion in capital to fund construction of 14 A330 MRTTs for the U.K.'s Future Strategic Tanker Aircraft (FSTA) programme.

In 2007, Eurocopter maintained its leadership by capturing more than 50% of the civil market in terms of deliveries and by achieving strong growth in its military order book. With a record order intake of 802 new helicopters, Eurocopter's backlog reached a historical high of more than €13 billion at the end of 2007. Orders were driven by the oil and gas segment, parapublic orders and orders for the NH90 and Tiger. Moreover, following a 76% rise in deliveries over the past three years from 279 to 488 helicopters, management began to reorganise the industrial base to prepare for future volume increases. The NH90 medium-weight, multi-role military helicopter was a particular focus. NH90 production was stepped up, but the large number of model variants has resulted in considerable complexity. In response, management of the NH90 programme has been restructured — with a focus on simplification of processes, clearer allocation of responsibility and increased responsiveness — in seeking to bring the programme back on track. At the same time, the army version of the NH90 was delivered to Australia, Sweden and Italy in 2007.

Defence & Security benefited from the Saudi Arabian order for 72 Eurofighter aircraft in 2007, while MBDA reinforced its position as a world-leading missile systems company. Important successes were achieved in security areas including secure communications, with more than 35 new professional mobile radio contract wins, and global security. Defence & Security won significant contracts as a security Lead Systems Integrator. Qatar contracted with EADS to build its National Security Shield System. Important steps were taken in areas of potentially high growth, such as Unmanned Aerial Vehicles (UAVs). The German Ministry of Defence awarded Defence & Security the research and technology programme for the Agile UAV in network-centric environments to analyse and refine enabling technologies and operating concepts. EADS was also tasked for the study on the risk reduction of a modular reconnaissance and surveillance UAV by Germany, France and Spain.

Finally, following several years of innovation and efficiency improvement, Astrium's strong competitive position is reflected in its full order book and increased EBIT* for 2007. The Paradigm business' landmark Skynet 5 project made important progress, with the launch of two out of the three contracted secure telecommunications satellites. This is expected to allow EADS to provide secure communications for the U.K. Ministry of Defence using the new Skynet 5 network from 2008 onwards. Astrium Satellites also won a significant share of the market in 2007, as did Astrium Space Transportation. The latter manufactured six of the powerful Ariane 5 ten-ton satellite launchers during the year, with Arianespace signing a preliminary order for the delivery of 35 Ariane 5 launchers from 2010. Galileo, the planned European satellite navigation system, was also reorganised and is now expected to be back on track.

Strategy

In order to maximise value for its shareholders, Management intends to reinforce EADS' position as a leader in major global aerospace and defence markets. Beyond addressing current operational challenges, EADS will continue to focus on providing superior value to its customers through innovative product and service solutions. EADS has defined the following long-term objectives for the future:

- *Improve portfolio balance between Airbus and other EADS activities.* In 2007, revenues at Airbus represented 64.5% of EADS' consolidated revenues for the year. As a result, the Group remains highly vulnerable to commercial aircraft cycles, the financial burden and risk associated with aircraft programmes and U.S. dollar exchange rate fluctuation. EADS will therefore seek to increase the contribution to revenues by other divisions in future years while still maintaining long-term parity with Boeing in the commercial aircraft segment. In particular, EADS will seek to increase the proportion of revenues emanating from its defence and security businesses, which tend to be less cyclical and more predictable in nature. Within this area, EADS will focus on further strengthening its presence in platforms, systems and defence electronics. The Group will consider all options for achieving such growth, including targeted acquisitions or partnerships that enhance its overall competitive position and add capabilities to its portfolio, in particular in the U.S. and Asia;
- *Increase profitability.* Through better internal cost control, lightened capital intensity, enhanced programme and risk management and a more streamlined industrial organisation, EADS has taken initial steps towards restoring its

* Earnings before interest and taxes, pre-goodwill impairment and exceptionals.

profitability. EADS intends to increasingly focus on its core activities, which means moving towards a new business model and reallocating resources away from certain non-core legacy activities. Through more optimal resource allocation and stronger development of more profitable segments, EADS will strive to establish a level of profitability that is both attractive to its shareholders and sufficient to fund its future development initiatives;

- *Expand its services offering.* Historically, EADS' growth has been driven by the sale of technologically advanced products and solutions, which will also help to sustain growth for the future. Development of the new A350 XWB is but one example. At the same time, Management is focused on increasing EADS' presence in the high value services market, given its countercyclical nature and opportunities for sustained growth. Factors supporting this market include the rapid expansion of EADS' in-service commercial and defence fleet — which will require support throughout its life cycle — as well as the increasing tendency on the part of defence and governmental agencies to outsource various key functions. EADS will seek the provision of high value-added services related to both platforms and communication systems, including product support, systems support and mission outsourcing, such as integrated logistics support, tests and simulation, training and upgrades;
- *Become a truly global industrial group.* A significant portion of EADS' suppliers, facilities and employees are based in Europe, while the majority of its revenues originate outside of Europe. In order to ensure continued access to certain markets and technology, optimise its costs and hedge against future U.S. dollar volatility, EADS will aim to implement a long-term industrial strategy that corrects this imbalance by expanding its industrial footprint in key markets outside of Europe, including the U.S., China, Russia and India. In the U.S., the goal is to establish a firm industrial and commercial presence in the world's largest defence and homeland security market. Early 2008 marked a key milestone, as the U.S. Air Force selected Northrop Grumman's KC-45A (based on an A330 MRTT) as its new tanker. See "1.2 Recent Developments";
- *Continue to innovate.* Innovation in product, technology, manufacturing and customer offerings will define EADS' future. With development cycles shortening and new competitors emerging in all fields, EADS must maintain its technological edge and cover a broad spectrum of capabilities in order to remain a market leader. To maintain its innovative edge, EADS will seek to systematically employ the latest digital design and engineering tools in order to complete major platform developments more quickly, and will seek to accelerate the pace at which it reviews its core technologies so as to close gaps against the competition;
- *Focus on the environment.* EADS will seek to anticipate and address future environmental challenges as part of its commitment to reconciling environmental responsibility with economic success. Most EADS sites have ISO 14001 environmental certification, and Airbus has become the first aerospace company to receive certification covering not only its European sites but also product-related processes. Being greener, cleaner, quieter and smarter, the A380 has already set new standards for air transport and the environment. EADS will pursue additional initiatives in the future in order to render eco-efficiency a competitive advantage over the long-term.

Organisation of EADS Businesses

EADS organises its businesses into the following five operating divisions: (1) Airbus, (2) Military Transport Aircraft, (3) Eurocopter, (4) Defence & Security and (5) Astrium. The chart set out in "— 3.3.6 Simplified Group Structure Chart" illustrates the allocation of activities among these five divisions.

Airbus

Airbus is one of the world's two leading suppliers of commercial aircraft of more than 100 seats. Since it was founded in 1970 and up to the end of 2007, Airbus has received orders for 8,438 aircraft from approximately 290 customers around the world. Its market share of annual deliveries worldwide has grown from 15% in 1990 to 51% in 2007. At 31st December 2007, Airbus' backlog of orders (3,421 aircraft) stood at approximately 80% of total EADS worldwide backlog. Gross order intake was 1,458 aircraft and after accounting for cancellations, net order intake for 2007 was 1,341 aircraft. In 2007, Airbus recorded revenues of €25.2 billion, representing 64.5% of EADS' total consolidated revenues. See "— 1.1.2 Airbus".

Military Transport Aircraft

The Military Transport Aircraft Division (the "**MTA Division**") produces and sells special mission aircraft, which are derived from existing aircraft platforms and are dedicated to specialised military and security tasks such as in-flight refuelling capabilities, maritime surveillance and antisubmarine warfare. The MTA Division is responsible for the European heavy military transport A400M project, and also develops, manufactures and sells medium and light military transport aircraft. Finally, the MTA Division designs and manufactures aerostructure elements. In 2007, the MTA Division recorded revenues of €1.1 billion, representing 2.9% of EADS' total consolidated revenues. See "— 1.1.3 Military Transport Aircraft".

Eurocopter

Through Eurocopter, EADS is one of the global leaders in the worldwide civil and military helicopter market. Management expects that sales in the military market in particular will increase substantially in the future, given the start of delivery of the NH90 military transport helicopter and the Tiger attack helicopter, the strong global backlog and the increasing demand in international military and homeland security export markets. In 2007, Eurocopter maintained its leadership by capturing more than 50% of the civil market in terms of deliveries and by achieving strong growth in its military order book. In 2007, the Eurocopter Division recorded revenues of €4.2 billion, representing 10.7% of EADS' total consolidated revenues. See "— 1.1.4 Eurocopter".

Defence & Security

The Defence & Security Division (the "**DS Division**") is active in the field of integrated defence and security solutions including missile systems, combat aircraft, defence electronics, military communications and homeland security. Its customers are military forces and law enforcement agencies worldwide. The Military Air Systems unit is a leading partner in the Eurofighter consortium and is also active in the UAV field. The DS Division is also a leading supplier of defence electronics in Europe and plays a significant role in the secure and encrypted military communications market. In 2007, the DS Division recorded revenues of €5.5 billion, representing 14.0% of EADS' total consolidated revenues. See "— 1.1.5 Defence & Security".

Astrium

Astrium designs, develops and manufactures satellites, orbital infrastructures and launcher systems and provides space services. It is the third largest space systems manufacturing company in the world after Boeing and Lockheed Martin and the leading European supplier of satellites, orbital infrastructures, launchers and associated services. Astrium has three main business units: Astrium Satellites, Astrium Space Transportation and Astrium Services. Astrium also provides launch services through its shareholdings in Arianespace (Ariane 5 launcher), Starsem (Soyuz launcher) and Eurockot (Rockot launcher), as well as services related to telecommunications and Earth observation satellites through wholly owned subsidiaries such as Paradigm Secure Communications and Infoterra, and joint ventures such as Spot Image. In 2007, Astrium recorded revenues of €3.6 billion, representing 9.1% of EADS' total consolidated revenues. See "— 1.1.6 Astrium".

Investments

Among its significant investments, EADS holds a 46.3% stake in Dassault Aviation, a major participant in the world market for military jet aircraft and business jets. See "— 1.1.8 Investments".

Summary Financial and Operating Data

The following tables provide summary financial and operating data for EADS for the past three years.

CONSOLIDATED REVENUES BY DIVISION FOR THE YEARS ENDED 31ST DECEMBER 2007, 2006 AND 2005

	Year ended 31st December 2007		Year ended 31st December 2006		Year ended 31st December 2005	
	Amount in €bn	In percentage*	Amount in €bn	In percentage*	Amount in €bn	In percentage*
Airbus	25.2	63.8%	25.2	62.5%	22.2	64.3%
Military Transport Aircraft	1.1	2.9%	2.2	5.5%	0.8	2.2%
Eurocopter	4.2	10.5%	3.8	9.4%	3.2	9.3%
Defence & Security**	5.5	13.8%	5.9	14.6%	5.6	16.4%
Astrium	3.6	9.0%	3.2	8.0%	2.7	7.8%
Total Divisional Revenues	**39.5**	**100%**	**40.3**	**100%**	**34.5**	**100%**
Other Businesses	1.3		1.3		1.1	
Headquarters/ Consolidation***	(1.7)		(2.1)		(1.4)	
Total	**39.1**		**39.4**		**34.2**	

(*) Before "Other Businesses" and "Headquarters/Consolidation".
(**) MBDA proportionally consolidated at 37.5% in 2007, 50% in 2006 and 2005. See "Part 1/1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations".
(***) Includes inter-company eliminations and headquarters sales.

CONSOLIDATED REVENUES BY GEOGRAPHICAL AREA FOR THE YEARS ENDED 31ST DECEMBER 2007, 2006 AND 2005

	Year ended 31st December 2007		Year ended 31st December 2006		Year ended 31st December 2005	
	Amount in €bn	In percentage*	Amount in €bn	In percentage*	Amount in €bn	In percentage*
Europe	17.4	44.4%	17.1	43.6%	13.6	39.7%
North America	7.9	20.3%	9.4	23.9%	9.0	26.4%
Asia/Pacific	8.8	22.6%	7.9	19.9%	7.7	22.6%
Rest of the World**	5.0	12.7%	5	12.6%	3.9	11.3%
Total	**39.1**	**100%**	**39.4**	**100%**	**34.2**	**100%**

(*) Percentage of total revenues after eliminations.
(**) Including the Middle East.

CONSOLIDATED ORDERS BOOKED FOR THE YEARS ENDED 31ST DECEMBER 2007, 2006 AND 2005

	Year ended 31st December 2007		Year ended 31st December 2006		Year ended 31st December 2005	
	Amount in €bn	In percentage*	Amount in €bn	In percentage*	Amount in €bn	In percentage*
Orders booked**						
Airbus***	117.3	86%	53.4	77%	78.3	84%
Military Transport Aircraft	0.8	1%	1.6	2%	1.8	2%
Eurocopter	6.6	5%	4.9	7%	3.5	4%
Defence & Security****	7.5	5%	5.2	8%	6.7	7%
Astrium	4.5	3%	4.4	6%	2.3	3%
Total divisional orders	**136.7**	**100%**	**69.5**	**100%**	**92.6**	**100%**
Other Businesses	1.7		1.5		1.9	
Headquarters/ Consolidation	(1.6)		(1.9)		(2)	
Total	**136.8**		**69.1**		**92.6**	

(*) Before "Other Businesses" and "Headquarters/Consolidation".
(**) Without options.
(***) Based on catalogue prices for commercial aircraft activities.
(****) MBDA proportionally consolidated at 37.5% in 2007, 50% in 2006 and 2005. See "Part 1/1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations".

CONSOLIDATED BACKLOG FOR THE YEARS ENDED 31ST DECEMBER 2007, 2006 AND 2005*

	Year ended 31st December 2007		Year ended 31st December 2006		Year ended 31st December 2005	
	Amount in €bn	In percentage**	Amount in €bn	In percentage**	Amount in €bn	In percentage**
Backlog***						
Airbus****	283.8	81%	210.1	77%	202.0	77%
Military Transport Aircraft	19.9	6%	20.3	8%	21.0	8%
Eurocopter	13.5	4%	11.0	4%	10.0	4%
Defence & Security*****	17.9	5%	17.6	6%	18.5	7%
Astrium	12.9	4%	12.3	5%	10.9	4%
Total Divisional Backlog	**348.0**	**100%**	**271.3**	**100%**	**262.4**	**100%**
Other Businesses	2.4		2.3		2.1	
Headquarters/ Consolidation	(10.9)		(10.8)		(11.3)	
Total	**339.5**		**262.8**		**253.2**	

(*) For a discussion on the calculation of backlog, see "Part 1/1.1.4.1 Order Backlog".
(**) Before "Other Businesses" and "Headquarters/Consolidation".
(***) Without options.
(****) Based on catalogue prices for commercial aircraft activities.
(*****) MBDA proportionally consolidated at 37.5% in 2007, 50% in 2006 and 2005. See "Part 1/1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations".

Relationship Between EADS N.V. and the Group

EADS N.V. itself does not engage in the core aerospace, defence or space business of its Group but coordinates related businesses, sets and controls objectives and approves major decisions for its Group. As the parent company, EADS N.V. conducts activities which are essential to the Group activities and which are an integral part of the overall management of the Group. In particular, finance activities pursued by EADS N.V. are in support of the business activities and strategy of the Group. In connection therewith, EADS N.V. provides or procures the provision of services to the subsidiaries of the Group. General management service agreements have been put in place with the subsidiaries and services are invoiced on a cost plus basis.

For management purposes, EADS N.V. acts through its Board of Directors, Executive Committee, and Chief Executive Officer in accordance with its corporate rules and procedures detailed in "Part 1/Chapter 2 — Corporate Governance".

Within the framework defined by EADS, each division, business unit, and subsidiary is vested with full entrepreneurial responsibility.

1.1.2 AIRBUS

Introduction and Overview

Airbus is one of the world's two leading suppliers of commercial aircraft of more than 100 seats. Since it was founded in 1970 and up to the end of 2007, Airbus has received orders for 8,438 aircraft from approximately 290 customers around the world. Its market share of annual deliveries worldwide has grown from 15% in 1990 to 51% in 2007. In 2007, Airbus recorded revenues of €25.2 billion, representing 64.5% of EADS' total revenues.

With 453 aircraft deliveries in 2007 (434 in 2006), Airbus was for the fifth consecutive year the largest supplier of commercial aircraft in the world. Airbus received 1,458 gross orders in 2007 (compared to 824 gross orders in 2006). After accounting for cancellations, net order intake for 2007 was 1,341 aircraft (compared to 790 aircraft in 2006). At 31st December 2007, Airbus' backlog of orders was 3,421 aircraft, representing approximately 80% of total EADS' worldwide backlog.

Airbus marked a major milestone in 2007 through the delivery of its 5000th aircraft, including the first delivery of the A380 to launch customer Singapore Airlines. Nevertheless, Airbus still faces several challenges, including persistent U.S. dollar weakness, a demanding ramp-up schedule on the A380 and production difficulties related to the A400M programme. From a financial perspective, the delay in A400M production in particular had a negative effect on Airbus' earnings before interest and taxes, pre-goodwill impairment and exceptionals ("**EBIT***") of €(1.2) billion in 2007. See "Part 1/1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations".

In order to address these challenges and meet its future investment needs, Airbus launched the Power8 restructuring programme at the beginning of 2007, as discussed below.

Airbus SAS is a wholly owned subsidiary of EADS.

Strategy

Airbus' primary goal is to deliver strong results in a sustained manner, while commanding between 40% and 60% of the world commercial aircraft market over the long-term. To achieve this goal, Airbus is actively:

Building a leaner, more fully integrated company

In order to address the challenges posed by persistent U.S. dollar weakness, increased competitive pressures and the financial burden related to the A380 and A400M delays, and to meet its future investment needs, Airbus launched a four-year restructuring programme at the beginning of 2007 referred to as Power8. Power8 consists of several measures aimed at making the Company leaner, more competitive and more fully integrated, including: Putting the Customer First, Develop Faster, Smart Buying, Lean Manufacturing, Reduce Overhead Costs, Maximise Cash, Restructure Industrial Set up, Streamline Final Assembly Line, Focus on Core Business. Together, these measures are aimed at transforming Airbus' business model and developing a global network of partners. The transformation is expected to occur progressively over several years and includes the further expansion of Airbus' global footprint.

As part of Power8, Airbus management is seeking to implement strong cost reduction and cash generating efforts with the goal of achieving EBIT* contributions of €2.1 billion from 2010 onwards and an additional €5 billion of cumulative cash flow from 2007 to 2010. A large part of the cost savings is expected to be realised through the reduction of Airbus' headcount by 10,000 employees (including temporary and on-site supplier employees). The planned measures to reduce overhead costs, and specifically headcount, required a restructuring expense of €(624) million to be recorded in 2007. See "Part 1/1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations".

* Earnings before interest and taxes, pre-goodwill impairment and exceptionals.

By the end of 2007, Airbus had already taken several steps towards the implementation of Power8. Specifically, it reduced the former eight mostly national Centres of Excellence to four fully transnational organisations, reinforced the engineering focus on aircraft architecture and integration and centralised various support functions such as finance and human resources. EADS and Airbus also selected preferred bidders for six Airbus aerostructure site divestments. See "— Production — Industrial Organisation" and 1.2 "Recent Developments".

Developing the most comprehensive line of products in response to customer needs

Airbus continuously seeks to develop and deliver new products to meet customers' evolving needs. In this regard, Airbus is currently pursuing (i) implementation of the current A380 delivery schedule, (ii) the development of the new A350 XWB Family of highly advanced medium capacity long-range aircraft, (iii) the gradual expansion of relevant freighter applications across the range of Airbus aircraft, by developing the A330-200F and the A320 passenger-to-Freighter, (iv) the continuous improvement of existing models' competitive edge in their respective markets, (v) the entry into the military business through new aircraft such as the A400M or the development of military derivatives products such as the Multi Role Tanker Aircraft based on the A330 airframe, and (vi) research on the development of new aircraft in the short- and medium range sector.

Focusing on key geographic markets

Airbus is seeking to expand its global presence and to increase its market share in key emerging markets such as China, Russia and India. As part of this strategy, Airbus is developing a number of international industrial partnerships and is building strategic relationships with strong industry partners.

In 2007, for example, Airbus began construction of an A320 Family final assembly line in Tianjin, China, and signed a memorandum of understanding to allocate 5% of the A350 XWB airframe to the Chinese aviation industry. In Russia, Airbus formed a joint venture with the United Aircraft Corporation (UAC), Irkut and Elbe Flugzeugwerke GmbH (EFW) for development of a conversion business of A320 Family aircraft into freighter aircraft in Russia and Germany. In Bangalore, India, Airbus created two new wholly owned subsidiaries, Airbus Engineering Centre India (AECI) and Airbus Training India. AECI is the first offshore engineering centre that specialises in non-specific design, while Airbus Training India is a pilot and maintenance training centre. Finally, Airbus selected five Indian companies as prime suppliers of engineering services for various aircraft programmes in 2007.

Expanding its customer services offering

Airbus seeks to remain at the forefront of its industry by expanding its customer services offering to meet customers' evolving needs. As a result, Airbus has designed a comprehensive portfolio of services named Air+ by Airbus. See "— Products and Services — Customer Service". It is through this interface that Airbus aims to satisfy all of its customers' pre-delivery and in-service support requirements through individually tailored packages.

Market

Cyclicality and Market Drivers

The main factors affecting the aircraft market include passenger demand for air travel, national and international regulation (and deregulation), and the rate of replacement and obsolescence of existing fleets. The performance, competitive posture and strategy of aircraft manufacturers, airlines, cargo operators and leasing companies as well as wars, political unrest and extraordinary events may also precipitate changes in demand and lead to short-term market imbalances.

In recent years, China and India have emerged as significant new aircraft markets. According to internal estimates, they are expected to constitute the second and fifth most important markets for aircraft deliveries, respectively, in the next twenty years. As a result, Airbus has sought to strengthen its commercial and industrial ties in these countries. At the end of 2007, for example, Airbus and the Chinese authorities announced a further agreement with the China Aviation Supplies Import and Export Group Corporation (CASGC) for the order of 110 A320 Family aircraft and 40 A330-200 for operation by Chinese airlines.

The no-frills/low-cost carriers also continue to emerge as a significant sector, and are expected to continue growing around the world, particularly in Asia. Airbus single aisle aircraft continue to be a popular choice for these carriers. As some of these carriers begin testing the market with new long-haul operations, demand for Airbus' range of twin aisle aircraft may also increase. For example, AirAsia, already a large customer for single aisle aircraft, placed an order for its new long haul carrier for 15 A330-300 aircraft in 2007.

Overall Growth. The long-term market for passenger aircraft depends primarily on passenger demand for air travel, which is itself primarily driven by economic or gross domestic product ("**GDP**") growth, fare levels and demographic growth. Measured in revenue passenger kilometres, air travel increased every year from 1967 to 2000, except for 1991 due to the Gulf War, resulting in an average annual growth rate of 7.9% for the period. Demand for air transportation also proved resilient in the years following 2001, when successive shocks, including 9/11 and SARS in Asia, dampened demand. Nevertheless, the market quickly recovered, with more than 36% traffic growth recorded over the past six years (source: International Civil Aviation Organization (ICAO) world traffic data for 2001, Airbus internal estimate for world traffic in 2007).

In 2007, Airbus projected that air travel would grow at 4.9% per annum during the period 2007-2026. Airbus therefore expects passenger traffic, as measured in revenue passenger kilometres, to more than double in the next twenty years.

Cyclicality. Although those in the industry producing long-term demand forecasts believe that long-term growth in air travel is secure, the market for aircraft has proven to be cyclical, due to the volatility of airline profitability and cycles of the world economy. Isolated events — such as 9/11 and SARS — may also have an impact on aircraft demand and exacerbate any downturn. When cyclical downturns have occurred in the past, aircraft manufacturers have typically experienced decreases in aircraft orders and have made fewer deliveries. This has generally been followed by a period of sustained new order and delivery activity. Accordingly, while total worldwide orders for aircraft of 100 seats or more reached a cyclical low of 524 in 2003, the number of new orders rebounded to an industry record of 2,881 in 2007 — which likely represents the peak of the current market cycle. Orders during the recent market cycle have been driven in part by leasing companies seeking to grow their portfolios and airlines seeking to replace less eco-efficient aircraft in their fleets with new generation aircraft such as the A350 XWB and 787, many of which will be delivered in 2013 and beyond.

Currently, there are signs that airlines are exercising more caution in placing new aircraft orders, as high fuel prices continue to negatively affect their profitability and production slots for new aircraft move beyond typical planning horizons. Airbus continues to monitor events closely for any further signs of reduced aircraft demand.

Regulation/Deregulation. National and international regulation (and deregulation) of international air services and major domestic air travel markets affect demand for passenger aircraft as well. In 1978, the United States deregulated its domestic air transportation system, followed by Europe in 1985. The recently negotiated "Open Skies Agreement" between the United States and Europe, which will become effective in March 2008, will allow any European or U.S. airline to fly any route between any city in the E.U. and any city in the United States. Other regions and countries are also progressively deregulating, particularly in Asia. This trend is expected to continue, facilitating and in some cases driving demand. In addition to providing greater market access (which may have formerly been limited), deregulation may allow for the creation and growth of new airlines or new airline models, as has been the case with the no-frills/low-cost airline model, which has increased in importance throughout major domestic and intra regional markets since deregulation (e.g., in the U.S. and Europe).

Airline Network Development: "Hub" and "Point-to-Point" Networks. Following deregulation, major airlines have sought to tailor their route networks and fleets to continuing changes in customer demand. Accordingly, where origin and destination demand prove sufficiently strong, airlines often employ direct, or "point-to-point" route services. However, where demand between two destinations proves insufficient, airlines have developed highly efficient "hub and spoke" systems, which provide passengers with access to a far greater number of air travel destinations through one or more flight connections.

The chosen system of route networks in turn affects aircraft demand, as hubs permit fleet standardisation around both smaller aircraft types for the short, high frequency and lower density routes that feed the hubs (between hubs and spokes) and larger aircraft types for the longer and higher density routes between hubs (hub-to-hub). As deregulation has led airlines to diversify their route network strategies, it has at the same time therefore encouraged the development of a wider range of aircraft in order to implement such strategies.

Airbus, like others in the industry, believes that route networks will continue to grow through expansion of capacity on existing routes and through the introduction of new routes, which will largely be typified by having a major hub city at least at one end of the route. These new route markets are expected to be well served by Airbus' latest product offering, the A350 XWB, which has been designed with them in mind. The A380, now in revenue service, is designed primarily to meet the significant demand between the major hub cities, very often also the major centres of population such as London, Paris, New York and Beijing for example. Airbus has identified 32 such cities in its market analysis. Airbus believes that it is well positioned to meet current and future market requirements given its complete family of products, from the 107-seat A318 to the 525-seat A380.

Alliances. The development of world airline alliances has reinforced the pattern of airline network development described above. According to data from Airclaims, a U.K.-based aviation industry consultancy, more than one third of the world's jetliner fleet of over 100 seats was operated by just 20 airlines as of January 2007. In the 1990s, the major airlines began to enter into alliances that gave each alliance member access to the other alliance members' hubs and routings, allowing airlines to concentrate their hub investments while extending their product offering and market access. Airlines have also begun to explore different merger possibilities in recent years. Examples include the merger of Air France and KLM and U.S. Airways and America West, with talks between other airlines currently ongoing.

Governmental Funding. A 1992 bilateral agreement between the E.U. and the U.S. provided for ceilings on reimbursable launch investments (typically used by European governments) of 33% of the total development costs of new large civil aircraft programmes. It also set a ceiling at 3% of industry revenues for

- indirect support in relation to the development or production of large civil aircraft (typically the Department of Defence and National Aeronautics and Space Administration ("**NASA**") mechanisms used in the U.S.). This bilateral agreement provided a level playing field for government support, reflecting the needs of both Europe and the U.S.

However, the unilateral withdrawal from the 1992 agreement by the U.S. government in late 2004 eventually led to formal claims and counterclaims being made by the U.S. and the E.U., respectively, with the World Trade Organisation (WTO). The E.U. and the U.S. have conducted negotiations to seek a formal settlement of the issues pending before the WTO. Absent agreement between the parties, the WTO tribunal hearing the dispute will issue reports evaluating the legality of any governmental funding provided to Boeing and Airbus. These reports and any associated recommendations will be addressed to the WTO members (i.e., national governments), and not to Boeing, Airbus or EADS directly.

Market Structure and Competition

Market Segments. According to a study conducted by Airbus, a total of 13,284 aircraft with more than 100 seats were in service worldwide at the end of 2007 (as compared to 12,676 aircraft at the end of 2006). Currently, Airbus competes in each of the three principal market segments for aircraft with more than 100 seats. "Single aisle" aircraft, such as the A320 Family, have 100-210 seats, typically configured with two triple seats per row divided by one aisle, and are used principally for short-range and medium-range routes. "Twin aisle" or "wide body" aircraft, such as the A330/A340/A350 XWB Families, have a wider fuselage with more than 210 seats, typically configured with eight seats per row and with two aisles. The A330/A340/ A350 XWB Families are capable of serving all short to long-range markets, with the A340-500/600 designed for ultra-long-range operations in particular. "Very large aircraft", such as the A380 Family, are designed to carry more than 400 passengers, non-stop, over very long-range routes with superior comfort standards and with significant cost-per-seat benefits to airlines. Freight aircraft, which form a fourth, related segment, are often converted ex-passenger aircraft. See "— 1.1.7 Other Businesses — Aircraft Conversion and Floor Panels".

Airbus also competes in the corporate, VIP business jet market with the ACJ, an A319-based Corporate Jetliner, and the A318 Elite. It has also recently sold the A320, A340 and A380 to serve the business jet market in private, corporate shuttle and in government/VIP roles.

Geographic differences. The high proportion of single aisle aircraft in use in both North America and Europe reflects the predominance of domestic short-range and medium-range flights, particularly in North America due to the development of hubs following deregulation. In comparison with North America and Europe, the Asia-Pacific region uses a greater proportion of twin aisle aircraft, as populations tend to be more concentrated in fewer large urban centres. The tendency towards use of twin aisle aircraft is also reinforced by the fact that many of the region's major airports limit the number of flights, due either to environmental concerns or to infrastructure constraints that limit the ability to increase flight frequency. These constraints necessitate higher average aircraft seating capacity per flight. However, Airbus believes that demand for single aisle aircraft in Asia will grow over the next 20 years, particularly as domestic markets in China and India continue to develop. This is expected to occur at the same time that Asian demand for larger/long-range aircraft continues to increase.

Competition. Airbus has been operating in a duopoly since Lockheed's withdrawal from the market in 1986 and Boeing's acquisition of McDonnell Douglas in 1997. As a result, the market for passenger aircraft of more than 100 seats is now effectively divided between Airbus and Boeing. According to the manufacturers' published figures, in 2007 Airbus and Boeing, respectively, accounted for 51% and 49% of total deliveries, 51% and 49% of total gross orders, and 50% and 50% of the total year-end backlog.

The high technology and high value nature of the business makes aircraft manufacturing an attractive industry in which to participate, with China recently expressing its interest in the long-term manufacturing of large commercial aircraft. However, significant barriers to entry into the market for passenger aircraft of more than 100 seats make it unlikely that a newcomer will be able to compete effectively with either of the established aircraft manufacturers for a considerable number of years.

Customers

As of 31st December 2007, Airbus had 287 customers, 5,017 Airbus aircraft had been delivered to operators worldwide since the creation of Airbus, and 3,421 aircraft were on order. The table below shows Airbus' largest commitments in terms of total gross firm orders, by number of aircraft, for the year 2007.

Customer	Firm Orders*
U.S. Airways	97
Emirates	85
Qatar Airways	83
GECAS	60
Hong Kong Airlines	51
AirAsia	50
Qantas	50
Tiger Airways	50
Wizz Air	50
Aviation Capital Group	45

(*) Options are not included in orders booked or year-end backlog.

Organisation of Airbus

Management and Integration of Airbus Activities

Following changes aimed at simplifying EADS' organisational structure, Tom Enders, previously co-CEO of EADS, was appointed President and Chief Executive Officer (CEO) of Airbus, effective 1st September 2007. He reports to the sole CEO of EADS, Louis Gallois.

A new Airbus Executive Committee (EC) comprised of nine members has also been appointed. EC members include Fabrice Brégier (Chief Operating Officer), Harald Wilhelm (Chief Financial Officer), John Leahy (COO Customers), Tom Williams (Executive Vice President (EVP) Programmes), Patrick Gavin (EVP Engineering), Gerald Weber (EVP Operations), Thierry Baril (EVP Human Resources), Klaus Richter (EVP Procurement) and Christian Scherer (EVP Strategy and Future Programmes). The new, leaner management structure is designed to enable faster decision-making and better integration of processes and functions across the Company.

In order to integrate Airbus' National Entities (NatCos) in the daily life of Airbus, Airbus has also announced that National Representatives will be members of the Airbus Executive Committee. Fabrice Brégier will act as National Representative for France, Gerald Weber for Germany, and Tom Williams for the U.K.. Manuel Hita-Romero remains the National Representative in Spain and reports, like the other National Representatives, in this function directly to Tom Enders. They will be supported by country managers at their main sites.

Products and Services

Airbus Aircraft Family Overview

Technological innovation has been at the core of Airbus' strategy since its creation. Each product in the Airbus family is intended to set new standards in areas crucial to airlines' success, such as cabin comfort, cargo capacity performance, economic performance, environmental impact and operational commonality. Airbus innovations often provide distinct competitive advantages, with many becoming standard in the aircraft industry. Key examples include fly-by-wire controls, aircraft commonality and the introduction of widebody twin-engine aircraft.

A300/A310 Family

The A300 was the original aircraft launched by Airbus in 1969, and was the world's first twin-engine twin aisle commercial aircraft at the time. From the 250-300 seat A300 the family expanded to include the 200-250 seat A310, new build and converted freighters, combi/mixed configuration aircraft, air tankers and military transport versions.

Following delivery of the last A300-600 Freighter (A300-600F) in July 2007, the A300/A310 Family is no longer in production. However, Airbus continues to provide in service support to this aircraft family with airlines around the globe.

In 2007, six A300-600Fs were delivered.

A320 Family

With more than 5,800 aircraft sold and 3,302 currently in service, the A320 Family has proven extremely popular with customers, offering high standards of cabin comfort, technology and economic performance. Its success with low-cost airlines in particular demonstrates the economic appeal of the A320 Family.

Within this family, four identical aircraft of different lengths, the A318, A319, A320 and A321, share the same systems, cockpit, operating procedures and cross-section. The A320 Family covers the market from 100 to 220 seats, flying routes up to 3,000nm/5,700km.

In 2007, Airbus received 914 firm orders for the A320 Family of aircraft, and delivered 367 to customers.

A330/A340 Family

With more than 1,200 aircraft sold and 856 currently in service, the A330/A340 Family is Airbus' solution for regional, long-range and ultra long-range travel, designed to carry between 250 to 350 passengers. The A330/A340 Family concept is unique: one airframe is powered by either two or four engines. The twin-engine A330 offers attractive economic performance for regional up to long-range routes, while the four-engine A340 can perform on the most demanding long-range and ultra long-range routes.

The A330/A340 Family is composed of six passenger versions. Each shares the same 222-inch fuselage cross-section, cockpit and other advanced features, delivering the commonality that encourages airlines to adopt the most efficient mix of aircraft for their networks. The A330/A340 Family offers high levels of passenger comfort as well as large under-floor cargo areas.

Following the launch of industrial production in 2007, the A330-200F is Airbus' new freighter offering for mid-size markets. Capable of carrying 64 tonnes over 4,000nm/7,400 km, or 69 tonnes up to 3,200nm/5,930km, the A330-200F is aimed at replacing the ageing 50 to 70 tonne aircraft in the market (such as ageing DC8Fs and DC10Fs). The A330-200F will offer airlines the opportunity to increase services in low frequency long-haul markets currently served with much larger aircraft, develop new routes and respond to market growth. Entry into service is planned for the second half of 2009.

In 2007, Airbus received 221 firm orders for the A330/A340 Family of aircraft, including 66 orders for the A330-200F. The customer base increased from 85 to 89 customers.

A350 XWB

At the end of 2006, Airbus launched its new offering in the medium capacity long-range aircraft market, the A350 XWB series, which will accommodate between 270 to 350 passengers and is expected to enter service in 2013.

The A350 XWB is an all new design with more than 50% of the airframe to be built using composite materials to reduce weight and maintenance costs. The A350 XWB will feature interactive A380 cockpit technology and benefit from A380 systems development. It is designed for a higher cruise speed, with the latest generation engines. The A350 XWB is designed to deliver superior levels of fuel and economic efficiency, with low environmental impact.

The A350 XWB received 290 firm orders in 2007, including renewed and occasionally enlarged orders from nine of the airlines that had previously committed to the prior A350 design.

A380

The A380 is the most spacious aircraft ever conceived, and represents Airbus' entry into the very large aircraft market. Its new cross-section provides flexible and innovative cabin space, allowing passengers to benefit from wider seats, wider aisles and more floor space, tailored to the needs of each airline. Seating 525 passengers in three classes and with a range of 8,000nm/19,400km, the A380 offers superior economic performance, lower fuel consumption, less noise and reduced emissions.

Following a difficult year in 2006 in which Airbus twice revised its delivery schedule for the A380 — incurring significant costs and charges as a result (see "Part 1/1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations") — the year 2007 marked the beginning of Airbus' industrial recovery. The highlight was the first delivery of the A380 to Singapore Airlines in October 2007, followed by a smooth entry into commercial service between Singapore and Sydney. Despite the completion of this and other milestones, Airbus continues to face significant challenges as it seeks to ramp-up A380 production, and is currently focused on meeting its delivery commitments for 2008.

In addition to the passenger version, Airbus plans to eventually develop a freighter version of the A380, the A380F. Following UPS' cancellation of its order for ten A380Freighters in early 2007, however, Airbus has suspended development of the A380F for the time being.

At the end of 2007, Airbus had 189 firm orders for the A380 from 16 customers.

The Family Concept – Commonality across the Fleet

Airbus' aircraft families promote fleet commonality. This philosophy takes a central aircraft and tailors it to create derivatives to meet the needs of specific market segments. This approach means that all new-generation Airbus aircraft (i.e., excluding the A300/310) share the same cockpit design, fly-by-wire controls and handling characteristics. Pilots can transfer among any aircraft within the Airbus family with minimal additional training. Cross-crew qualification (CCQ) across families of aircraft provides airlines with significant operational flexibility. In addition, the emphasis on fleet commonality permits aircraft operators to realise significant cost savings in crew training, spare parts, maintenance and aircraft scheduling.

The extent of cockpit commonality within and across families of aircraft is a unique feature of Airbus that, in Management's opinion, constitutes a sustainable competitive advantage.

Technical Product Overviews

Short- and medium-range single aisle aircraft: the A320 Family. Airbus' family of single aisle aircraft, based on the A320 (which entered service in 1988 following a development programme launched in 1984), includes the A318, A319 and A321 derivatives, as well as the A319- based Airbus Corporate Jetliner and A318 Elite business jet, which Airbus launched in 1997 and 2005, respectively.

At 3.96 metres diameter, the A320 Family has the widest fuselage cross-section of any competing single aisle aircraft. This provides a roomy passenger cabin, a high comfort level and a more spacious underfloor cargo volume than its competitors. The A320 Family incorporates digital fly-by-wire controls, an ergonomic cockpit and a lightweight carbon fibre composite horizontal stabiliser. The use of composite material has also been extended to the vertical stabiliser. The A320 Family's competitor is the Boeing 737 series.

SINGLE AISLE TECHNICAL FEATURES

Model	Entry into service	Passenger capacity*	Maximum range (km)	Length (metres)	Wingspan (metres)
A318	2003	107	6,000	31.4	34.1
A319	1996	124	6,800	33.8	34.1
A320	1988	150	5,700	37.6	34.1
A321	1994	185	5,600	44.5	34.1

(*) Two-class layout.

Medium-range, midsize freighter: the A300/A310 Family. The A300/A310 Family has spanned over 30 years of production, with over 800 aircraft delivered. The A300-600 Freighter was launched in 1991 based on the A300-600R passenger variant, which incorporated the lightweight carbon fibre composite horizontal stabilizer initially developed for the A310. Following closure of the A300-600F production line in July 2007, the A300/A310 Family is no longer in production. However, Airbus continues to provide in service support to this aircraft family with airlines around the globe.

A300-600F TECHNICAL FEATURES

Model	Entry into service	Typical Capacity	Maximum range (km)	Length (metres)	Wingspan (metres)
A300-600F	1994	54.6 tonnes	4,850	54.1	44.8

Medium- to ultra-long-range twin aisle aircraft: the A330/A340/ A350 XWB Families. Airbus developed the twin-engine A330 and the four-engine A340 with the same all-new wing design for both aircraft and retained the fuselage cross section of the A300/A310. In 1997, Airbus began development of the ultra-long-range A340-500 and the high capacity A340-600 derivative version. The A340-500 flies over extremely long ranges, including non-stop flights such as Los Angeles - Singapore. The A340-600 made its first flight in 2001 and deliveries began in 2002.

In 2006, Airbus announced the commercial launch of the A350 XWB Family, a new extra-wide body medium capacity long-range family. The A350 XWB features A380 technology, a wider fuselage than that of competing new generation aircraft and a greater use of composite material.

The competitors of the A330, A340 and A350 XWB are the Boeing 767, 777 and 787 aircraft series.

A330/A340/A350 XWB TECHNICAL FEATURES

Model*	Entry into service	Passenger capacity*	Maximum range (km)	Length (metres)	Wingspan (metres)
A330-200	1998	253	12,500	59.0	60.3
A330-300	1994	295	10,500	63.7	60.3
A340-300	1992	295	13,700	63.7	60.3
A340-500	2002	313	16,700	67.8	63.6
A340-600	2002	380	14,600	75.3	63.6
A350-800	2014	270	15,400	61.0	64.0
A350-900	2013	314	15,000	67.3	64.0
A350-1000	2015	350	14,800	74.3	64.0

(*) Three-class layout.

Very large aircraft: the A380Family. A significant milestone in the history of Airbus and the aviation industry was met when the first A380 was delivered to Singapore Airlines on 15th October 2007. New standards for systems, structure, power plant and cabin facilities have enabled Airbus to deliver the most economic aircraft ever and one that exceeds the challenging performance and environmental targets initially set for it.

The A380's main competitor is the 400 seat Boeing 747-8.

A380 TECHNICAL FEATURES

Model*	Entry into service	Typical capacity*	Maximum range (km)	Length (metres)	Wingspan (metres)
A380-800	2007	525	15,000	73.0	79.8

(*) Three-class layout.

New Product Development: A400M

Airbus' Military Programme Directorate performs research and development related to the A400M project as an outsource provider to Airbus Military S.L. The Military Transport Aircraft A400M is described in "— 1.1.3 Military Transport Aircraft — Products — Military Transport Aircraft/Special Mission Aircraft on Transport Aircraft Platforms — Airbus A400M". In 2007, the delay in A400M production had a negative effect on Airbus' EBIT* of €(1.2) billion. See "Part 1/1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations".

* Earnings before interest and taxes, pre-goodwill impairment and exceptionals.

Asset Management

The Airbus Asset Management Division was established in 1994 to manage and re-market used aircraft acquired by Airbus, originally as a result of customer bankruptcies, and subsequently in the context of certain buy-back commitments. The Division operates with a dedicated staff and manages a fleet comprised of Airbus aircraft across the range of models. Through its activities, the Asset Management Division helps Airbus respond more efficiently to the medium and long-term fleet requirements of its customers.

Its key roles comprise the commercial and risk management of the Airbus portfolio of used aircraft. Most of the aircraft are available to customers for cash sale, while some can only be offered on operating lease, depending on the financing attached to such aircraft. At the end of 2007, the Airbus Asset Management portfolio contained 14 aircraft, a net reduction of eight aircraft compared to the end of 2006. The Asset Management Division also provides a full range of support services, including assistance with entry into service, interior reconfiguration and maintenance checks.

Sales Finance

Airbus favours cash sales, and does not envisage sales financing as an area of business development. However, Airbus recognises the commercial need for manufacturers to assist customers in arranging financing of new aircraft purchases, and in certain cases to participate in such financing itself.
An extension of credit or assumption of exposure is subject to corporate oversight and monitoring, and follows stringent standards of discipline and caution. Airbus' dedicated sales finance team has accumulated decades of expertise in aircraft finance. When Airbus finances a customer, the financed aircraft generally serve as collateral, with the engine manufacturer participating in the financing. These elements assist in reducing the risk borne by Airbus. Airbus' sales financing transactions are designed to facilitate subsequent sell-down of the exposure to the financial markets, third party lenders or lessors. Airbus' financing exposure is counter-cyclical and currently Airbus is able to conclude significant sell-down of its exposure. Management believes, in light of its experience, that the level of provisioning protecting Airbus from default costs is adequate and consistent with standards and practice in the aircraft financing industry. See "Part 1/1.1.7.4 Sales Financing".

Customer Service

Airbus Customer Services provides a full range of support services to airlines so that they can operate their Airbus fleet safely, efficiently and on schedule. The Airbus Customer Services directorate heads an engineering and technical support group, a technical documentation organisation, a network of training centres, spare parts support centres, customer support teams and field services teams that are based at customer airlines. Airbus thereby aims to satisfy all of its customers' pre-delivery and in-service support requirements, including engineering and technical support, training and flight operations support and material and logistics support. Airbus Customer Services currently supports approximately 4,800 Airbus aircraft, ranging from the smallest short range A318 to the large double deck A380.

Airbus has packaged its customer service offering into a comprehensive portfolio of support and services named "Air+ by Airbus". Thanks to the Air+ by Airbus "à la carte" approach, customers can select the products they need from the wide offering. Complemented by Airbus partners' offerings, it covers all airline technical operations. With Air+ by Airbus, the support provided is adapted to different outsourcing policies and business models, helping operators to significantly reduce their operating costs, increase their aircraft availability and enhance the quality of their operations.

Airbus launched several innovations in the area of customer support during 2007, such as AirPl@n, a new generation of maintenance programme and planning services that reduces an operator's maintenance costs and increases aircraft availability. Airbus also launched a new in-service enhancement package (ISEP), which consists of an avionics upgrade package for in-service A320 Family aircraft. ISEP includes Airbus Service Bulletins relating to fleet harmonisation, aircraft performance optimisation, reduction of maintenance costs and increased residual value of the in-service fleet.

Finally, in response to the fast growing number of Airbus operators in all regions of the world, including new start-up airlines that do not have their own training services, Airbus launched the Airbus Maintenance Training Network in 2007, an extension of Airbus' existing Maintenance and Repair Organisation (MRO) Network. Through this new initiative, Airbus operators will have access to aircraft maintenance training courses close to their base. The training courses are based on a new generation of training tools and methods and provide the same standard of training as currently provided by any Airbus training centre.

Production

Industrial Organisation

Each task in the building of Airbus aircraft (from design, definition and production to product or operational support) is allocated to a designated Centre of Excellence ("**CoE**") according to its specialised expertise. The nurturing and development of centres of excellence constitutes an essential feature of Airbus manufacturing.

In connection with the implementation of Power8, as discussed above, Airbus proceeded in 2007 to reduce the former eight mostly national CoEs to four fully trans-national organisations. The reorganised CoEs cover Fuselage and Cabin, Wing and Pylon, Aft Fuselage and Empennage and Aerostructures.

In addition, engineering has been restructured to strengthen the focus on aircraft architecture and integration, while procurement has been reorganised around transnational multi-functional teams. Support functions, such as human resources and finance, have also been fully centralised for the first time since Airbus' creation.

Another major change in 2007 was the creation of new process and methods organisations for Engineering and Operations, a first step towards the adoption of common policies, methods and processes to be used across Airbus going forward. As a result, all Airbus factories and assembly lines will use the same tools, policies and processes, thus fully benefiting from best practices, experience and lessons learned from all Airbus sites. This harmonisation has also been applied to other areas such as supply chain, logistics and transport.

Finally, in an effort to build a network of partners for the future and focus its resources on core activities, Airbus announced at the end of 2007 that it had selected preferred bidders for divestment of six aerostructure sites in France, Germany and the U.K. Latécoère has been selected for Méaulte and St. Nazaire Ville in France, MT Aerospace (OHB Technology) for Nordenham, Varel and Augsburg in Germany and GKN for the Filton wing component and sub-assembly manufacturing facility in the U.K. The EADS Board of Directors has authorised the management of EADS and Airbus to enter into negotiations with the preferred bidders on remaining issues and the required final due diligence with the target to achieve a final agreement as soon as possible. See "1.2 Recent Developments".

Engineering

Airbus engineers work on specific and non-specific aircraft designs to create solutions that meet customer needs, using a working practice known as Airbus Concurrent Engineering ("**ACE**").

Engineering innovation at Airbus is driven by Centres of Competence ("**CoCs**"), which develop general aircraft technologies and provide functional design leadership for specific aircraft components. The CoCs operate transnationally with engineers from each CoC present at all Airbus sites.

An important part of the Airbus engineering organisation is the Architect and Integration centre, which ensures, together with a team of senior aircraft architects and the programme chief engineers, that a consistent and multi-disciplinary approach is applied during aircraft development.

The Airbus Engineering testing centre gathers all major systems and integration laboratories as well as the flight test centre in order to have a common approach towards testing of the critical aircraft systems. Over the course of the last seven years, Airbus has opened engineering centres in Wichita (Kansas), U.S., in Moscow, Russia, and in Beijing, China, through which it has gained access to a large pool of experienced aerospace engineers. The Wichita engineering centre began operations in early 2001 and has already made a significant contribution to Airbus wing design. The engineering centre in Russia, organised as a joint venture with Kaskol, was inaugurated at the end of 2002 and the engineering centre in China was inaugurated in late 2005. A fourth engineering centre opened in Mobile (Alabama), U.S. in 2006. A fifth engineering centre was opened in 2007 in Bangalore, India. This centre's focus will be on non-specific design work.

Manufacturing Facilities and Production Flow

The CoEs are responsible for the design and manufacturing of fully equipped and tested deliverables, ranging from specific parts to major aircraft components. Aircraft components are transferred between the network of sites and the final assembly lines using Airbus' five custom built A300-600 "Beluga" Super Transporters. To support the A380 production flow, Airbus has integrated road, river and sea transport, including the specially commissioned "Ville de Bordeaux" ship. Typical production lead times for single aisle aircraft are 7-8 months, and 9-12 months for long-range twin aisle aircraft.

Expected Deliveries in 2008

Airbus delivered 453 aircraft in 2007 (compared to 434 in 2006) and expects to deliver approximately 470 aircraft in 2008. Any major production, market disruption or economic downturn could lead to revision of these figures.

1.1.3 MILITARY TRANSPORT AIRCRAFT

Introduction and Overview

The Military Transport Aircraft Division (the "**MTA Division**") produces and sells special mission aircraft, which are derived from existing aircraft platforms and are dedicated to specialised military and security tasks such as in-flight refuelling capabilities, maritime surveillance and antisubmarine warfare. The MTA Division is responsible for the European heavy military transport A400M project, and also develops, manufactures and sells medium and light military transport aircraft. Finally, the MTA Division designs and manufactures aerostructure elements.

In 2007, the MTA Division recorded revenues of €1.1 billion, representing 2.9% of EADS' total revenues.

Strategy

The MTA Division's strategy is to further develop its core businesses and increase market share by leveraging EADS' technology know-how, while at the same time enhancing profitability. Accordingly, the MTA Division is actively:

Consolidating its position as a major supplier of special mission aircraft

As a supplier of special mission aircraft, the MTA Division satisfies customers' mission-specific requirements by relying on its own specialised technologies as well as those of EADS' wide range of platforms. The MTA Division will seek further consolidation of its position in this market in the future, in particular following selection of the KC-45A tanker (based on the A330 Multi-Role Tanker Transport) by the U.S. Air Force in 2008. See "1.2 Recent Developments".

Maintaining its leadership for modern tactical transport aircraft

The MTA Division is already a global leader in the market segments for light and medium-sized military transport aircraft. Through the addition of the A400M heavy transport aircraft, the MTA Division is seeking to broaden its range of heavy tactical military transport aircraft and to capture a market with high replacement potential.

Market

Special Mission Aircraft

Special mission aircraft are derived from existing platforms and are adapted to particular missions, generally for military and security customers. This is a market of advanced technology and high added value solutions where customers are increasingly demanding comprehensive systems tailored to their specific operational requirements. Modern defence and warfare require independent access to complex forms of information in various operational theatres. This development and European defence and security needs are expected to boost demand for special mission aircraft in the near term. The MTA Division believes that it is well positioned in this market, as it has efficient solutions based on its own platforms as well as those of Airbus.

Military Transport Aircraft

Governments and national organisations constitute the main customers in the market for military transport aircraft. This market consists of three segments: (i) light transport aircraft, with a payload of one to four tonnes, (ii) medium transport aircraft, with a payload of five to fourteen tonnes, and (iii) heavy transport aircraft, with a payload of fifteen tonnes or more. According to an analysis by the Teal Group — an independent aerospace and defence industry consulting firm — the global market for military transport aircraft during the next ten years is expected to amount to approximately U.S.$52 billion.

Heavy Military Transport. This market segment has been driven historically by U.S. policy and budget decisions, and therefore has been dominated by U.S. manufacturers, in particular Lockheed Martin's C-130 Hercules. The A400M represents the MTA Division's entry into this market, at a time when the U.S. and Europe are expected to begin upgrading and replacing their existing fleets. In the upper part of the segment, the A400M competes against the C-17 from Boeing.

Medium Military Transport. Management believes that this market will continue to grow at a moderate rate. MTA aircraft are leaders in this segment, specifically the CN-235 and C-295 aircraft, which have a combined average market share of 64% over the last ten years. Their competitors are the C-27J Spartan, manufactured by the joint venture LMATTS (Lockheed Martin Alenia Tactical Transport System), and the An-32, manufactured by Antonov. Recently, the C-27J has been promoted by Global Military Aircraft Systems (GMAS), a group of companies consisting of Alenia, L-3 and Boeing.

Light Military Transport. This is a mature market that is diminishing in size as countries develop economically and are able to afford medium military transport aircraft. The C-212 has historically led this market segment, with an average market share of 26% over the last ten years. The MTA Division's main competitors in this segment are the M-28 from Polskie Zaklady Lotnice, Mielec and the Do-228 from HAL (Hindustan Aeronautics Limited).

Products

Tankers and other Special Mission Aircraft

The MTA Division offers special mission aircraft derived from existing Airbus platforms and adapted to particular missions, generally for military customers. Adaptations to the platform require thorough knowledge of the basic airframe, which generally only the aircraft manufacturer possesses. In this sense, the "Multi-Role Tanker Transport" ("**MRTT**"), based on the A330 derivative, is a low-risk and cost-effective platform that offers a greater supply capacity than other competing solutions. The skills necessary for the overall systems integration into the aircraft are extensive and the number of participants in the world market is very limited.

Strategic Tanker Aircraft. In light of the estimated worldwide market of approximately 600 tanker aircraft, management assumes that strategic tanker aircraft offer an attractive opportunity for EADS.

The MTA Division leads a technological programme aimed at developing a new "air-to-air refuelling boom system" ("**ARBS**"). The new ARBS is designed to provide a refuelling performance that is substantially faster than that of the competition — a considerable advantage given the vulnerability of the aircraft during the refuelling procedure. The first ARBS dry in-flight contact was successfully performed using an F-16 combat aircraft last December 2007 and the wet contact is planned for early 2008.

KC-30 Tanker Programme (U.S. Air Force). The U.S. Air Force has been conducting a programme to replace its ageing fleet of air-to-air refuelling aircraft. EADS NA Tankers has teamed up with Northrop Grumman (as prime contractor) in preparing a proposal to satisfy the U.S. Air Force's requirements. The team has proposed a KC-30 tanker, which is based on an A330 MRTT with cargo door and boom. In early 2008, the U.S. Air Force announced that it had selected the KC-30 (renamed the KC-45A) as its future tanker. See "1.2 Recent Developments".

A330 MRTT (Royal Australian Air Force). The contract signed in 2004 with the Royal Australian Air Force for the delivery of five A330 MRTTs equipped with underwing pods and ARBS to replace its existing Boeing 707 fleet remains on schedule. The first A330 is scheduled for entry into service in 2009.

A310 MRTT (German Air Force/Canadian Air Force). In 2007, MTA completed activities related to the conversion kits.

A330 Future Strategic Tanker Aircraft (FSTA) (United Kingdom Royal Air Force). EADS, Rolls Royce, Cobham, VT and Thales are cooperating through the AirTanker consortium as the preferred bidder for the U.K. MoD's "Future Strategic Tanker Aircraft" ("**FSTA**") programme. Structured as a private finance initiative, this programme would replace ageing VC10 and Tristar tankers, currently operated by the Royal Air Force, with a system based on an A330-200 aircraft. The programme calls for the delivery of 14 aircraft to provide air-refuelling service for 27 years. In 2007, AirTanker launched a financing competition to raise approximately £2.2 billion capital to fund the programme, with the goal of securing financing and entering into a final contract with the U.K. MoD in 2008. See "1.2 Recent Developments".

A330 MRTT (Royal Saudi Air Force). In December 2007, the MTA Division signed a contract for three A330 MRTTs as the new air-to-air refuelling aircraft for the Royal Saudi Air Force. This contract will be booked in 2008 upon receipt by MTA of the first down payment.

A330 MRTT (United Arab Emirates). The A330 MRTT has been selected by the UAE Air Force, and a memorandum of understanding was signed with the MTA Division in 2007. Contract negotiations are ongoing in 2008.

Military Transport Aircraft/Special Mission Aircraft on Transport Aircraft Platforms

Airbus A400M. The A400M is designed to meet the future large aircraft requirements of seven European nations seeking to replace their ageing C-130 Hercules and C-160 Transall fleets. In addition to fast and flexible intercontinental force projection, the new aircraft is intended to respond to changing geopolitical requirements (including increased humanitarian and peacekeeping missions). Management believes that the A400M programme will allow EADS to leverage its state-of-the-art commercial aircraft technology in order to access a new and attractive market, while mitigating the impact of civil aircraft market commercial cycles.

The A400M integrates a number of features from existing Airbus platforms, including a cockpit for two crew members, fly-by-wire controls and advanced avionics. Additionally, the A400M will benefit from Airbus maintenance procedures.

Airbus Military, a Spanish *sociedad limitada,* is dedicated to the development, manufacturing, sale, delivery and support of the A400M aircraft. Shares in Airbus Military are currently held by Airbus SAS (69.44%), EADS CASA (20.56%), Tusas Aerospace Industries Incorporated of Turkey (5.56%) and Flabel Corporation NVSA of Belgium (4.44%). The Chief Executive Officer in charge of the MTA Division also acts as Chief Executive Officer of Airbus Military, bringing the MTA Division's experience in military transport aircraft programme management and its extensive client network to the A400M programme.

Airbus Military has subcontracted to Airbus the overall management of the A400M development, to be exercised through a central programme management office ("**CPMO**") headquartered in Toulouse with additional offices in Madrid. For the production phase of the A400M programme, managed by the MTA Division, the CPMO will be headquartered in Spain.

In May 2003, the *Organisation Conjointe en Matière d'Armement* ("**OCCAR**") signed a contract with Airbus Military to order 180 A400M aircraft on behalf of seven nations: Germany committed to 60 aircraft, France to 50, Spain to 27, the U.K. to 25, Turkey to 10 and Belgium to 8 (including one on behalf of Luxembourg). In addition to the initial 180 aircraft, export orders (8 for South Africa and 4 for Malaysia) bring the total order book for the A400M aircraft to 192 at the end of 2007.

In October 2007, EADS informed its A400M customers that the first deliveries of the aircraft would be delayed by six months with a risk of further slippage of up to half a year. The re-scheduling of the programme is due primarily to the slow progress on engine development, which stands on the critical path to achieving first flight, schedule overruns on systems development, and a flight test programme that differs significantly from that of commercial Airbus aircraft. Although mitigation measures such as a change in management, reorganisation of responsibilities and shortening of the chain of command have been implemented, EADS continues to face significant challenges in achieving first flight in summer 2008 and meeting the revised delivery schedule.

From a financial perspective, the delay in A400M production had a negative effect on EADS' EBIT* in 2007. See "Part 1/1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations".

CN-235 — Medium Military Transport. The first version in the CN-235 family, the S-10, entered into service in 1987. The latest one, the Series 300, is a new-generation, twin turboprop, pressurised aircraft. The CN-235-300 is capable of transporting a payload of up to 6,000 kg, accommodating (i) 36 paratroopers, (ii) 18 stretchers plus three medical attendants, (iii) four of the most widely used types of freight pallets, or (iv) oversized loads such as aircraft engines or helicopter blades. Paratrooper operations can be performed through the two lateral doors in the rear part of the aircraft or over the rear ramp. Variants of the CN-235-300 are used for other missions such as maritime patrol or pollution control, among others.

C-295 — Medium Military Transport. Certified in 1999, the C-295 has a basic configuration similar to the CN-235, with a stretched cabin to airlift a 50% heavier payload at greater speed over longer distances. The C-295 is equipped with integrated avionics incorporating digital cockpit displays and a flight management system, enabling tactical navigation, planning and the integration of signals from several sensors.

Both the CN-235 and the C-295 have been designed as complements or replacements for the ageing C-130 Hercules, accomplishing most of their missions at a much lower operating cost.

In 2007, the MTA Division signed a contract with the Colombian Air Force for the supply of four C-295 transport aircraft. Poland and the Spanish Air Force ordered two additional C-295 transport aircraft each, with deliveries scheduled for 2008.

During 2007, the MTA Division delivered two CN-235s to L3, a U.S. company, as well as four C-295 aircraft to Brazil as part of a contract for twelve C-295 aircraft signed in 2005. In addition, two C-295 aircraft were delivered to Poland.

C-212 — Light Military Transport. The C-212 was designed as a simple and reliable unpressurised aircraft able to operate from makeshift airstrips in order to perform both civilian and military tasks. The first version, the S-100, entered into service in 1974. The latest version, the S-400, incorporates several improvements such as new avionics and engines for enhanced performance in hot climates and high altitudes, as well as improved short take-off and landing performance. In addition, the C-212's rear cargo door provides multi-mission capability with a configuration that can be changed quickly and easily, thereby reducing turnaround times.

Maritime Patrol Aircraft. The MTA Division provides different solutions ranging from maritime surveillance to anti-submarine warfare missions through aircraft based on the C-212, CN-235, C-295 or P-3 Orion platforms. The accomplishment of these missions is achieved by means of a Fully Integrated Tactical System (FITS), a new generation, open architecture, proven, reliable and cost efficient solution.

In 2007, the Chilean Navy ordered three C-295 aircraft, one for maritime patrol missions and two for anti-submarine warfare-missions. The Spanish Ministry of Interior ordered two maritime patrol CN-235 aircraft equipped with FITS, which will be operated by the "Servicio Aéreo de la Guardia Civil". The Brazilian Air Force placed a repeat order for a P-3 upgrade based on the FITS installation, while the U.S. Coast Guard ordered five additional CN-235 aircraft as part of the "Deepwater" programme.

In 2007, the MTA Division delivered two CN-235 aircraft to the U.S. Coast Guard, as well as three maritime patrol CN-235 aircraft to SASEMAR (Spanish Maritime Safety Agency). The modernisation of two CN-235 aircraft on behalf of the Irish Air Corps and the conversion of six CN-235 military transport aircraft into maritime patrol aircraft on behalf of the Spanish MoD are progressing on schedule. In both cases, the first deliveries took place at the end of 2007.

Aerostructures

EADS-CASA has significant expertise in the utilisation of composite materials for aerostructures manufacturing and advanced automation processes. Based on this expertise, the MTA Division is actively involved in the design, manufacture and certification of complex aeronautical structures.

Production

The C-212, CN-235 and C-295 are manufactured at a facility located at the San Pablo airport in Seville. In 2007, the assembly of the A400M started in a new facility in Seville. Aerostructures are produced at Puerto de Santa María in Cádiz as well as at the Tablada and San Pablo facilities, both in Seville.

* Earnings before interest and taxes, pre-goodwill impairment and exceptionals.

1.1.4 EUROCOPTER

Introduction and Overview

Through Eurocopter, EADS is one of the global leaders in the worldwide civil and military helicopter market. Management expects that sales in the military market in particular will increase substantially in the future, given the start of delivery of the NH90 military transport helicopter and the Tiger attack helicopter, the strong global backlog and the increasing demand in international military and homeland security export markets. In 2007, Eurocopter maintained its leadership by capturing more than 50% of the civil market in terms of deliveries and by achieving strong growth in its military order book.

For 2007, the Eurocopter Division recorded revenues of €4.2 billion, representing 10.7% of EADS' total revenues.

Strategy

The Eurocopter Division aims at further developing businesses and markets identified by Management as having the potential for sustained profitable growth. To this end, Eurocopter is actively:

Pursuing internal growth and international expansion

Management is focused on strengthening Eurocopter's position in the markets where it has traditionally held a strong position, such as the U.S. civil and homeland security market, and further developing its presence in potential growth markets such as China, India and Eastern Europe. Part of its strategy relies on the offering of new or enhanced products in various markets, such as the first successful sale of important quantities of helicopter systems to the U.S. Army. In 2007, Eurocopter built on this success by receiving production authorisation for and delivering the first U.S.-made light utility helicopters to the U.S. Army.

Eurocopter will seek to pursue expansion through either organic growth or through acquisitions. For example, at the end of 2007 Eurocopter acquired the entire share capital of McAlpine Helicopters Limited in the U.K. — now known as Eurocopter U.K. — in which it previously held a 10% stake. Eurocopter will also seek to capitalize on its experience of cooperation with local industries for program development and joint production projects. This approach has already enabled Eurocopter to build solid foundations in promising growth markets, in particular in Asia. Finally, Eurocopter intends to pursue its industrial deployment strategy in the United States, where it already has two major industrial and services facilities.

Implementing an ambitious product and services policy

In order to maintain market leadership and technological superiority, Eurocopter must continuously invest in and renew its comprehensive product line of civil and military helicopters. Accordingly, Management is currently focused on (i) strengthening the market position of certain key products such as the Écureuil family, the Dauphin, the EC135, the EC 145 and the EC 225/725, (ii) promoting Eurocopter's most recent products (e.g., entry into service and customisation for export of the Tiger and NH90), and (iii) enhancing its product line (e. g., co-development of the medium lift EC175 with China and partnership with Korean industry to develop the military utility Korean Helicopter Programme ("**KHP**")). Through the combination of core technological solutions with high-value customisation capabilities, Eurocopter seeks to offer a cost efficient solution to the multiple mission needs of an array of civil and military customers throughout the segmented helicopter market.

To maintain its position as a technological leader, Eurocopter also seeks to engage in technology leveraging programmes, such as the Heavy Transport Helicopter and Vertical Take Off and Landing Tactical Unmanned Aerial Vehicle (VTUAV) platforms, and research programmes emphasising technologies that enhance the safety, operational scope, mission effectiveness and economic performance of its aircraft. Eurocopter is currently focused on innovation in fields such as environmental-friendliness, all-weather flying ability and economic affordability throughout an aircraft's lifecycle.

Finally, because customer service is an important component of customer satisfaction and source of revenue for the Division, Eurocopter remains committed to strengthening and expanding its network of marketing, distribution and support services, through its "global offer" proposal. The worldwide services network currently serves close to 10,000 Eurocopter aircraft with more than 2,500 operators located in 142 countries. In the future, Eurocopter will seek a significant expansion in its service offering so as to enhance aircraft availability and cost effective mission performance on behalf of clients, while at the same time increasing margins on longer-term contracts through the provision of higher value added services. Eurocopter is also considering further development of its training and software maintenance activities, which have been identified as key drivers for the future.

Market

In 2007, the value of helicopters delivered worldwide was estimated at over €8.8 billion, a figure that Management believes may grow to €14.6 billion by 2009. According to market forecasts by The Teal Group, Honeywell and Rolls Royce, between 5,200 to 5,800 civil helicopters and 5,500 to 6,000 military helicopters are expected to be built globally from 2006 to 2015. This forecast, particularly with respect to the military segment, depends to a large extent on the large U.S. development programmes.

Military demand for new helicopters is principally driven by budgetary and strategic considerations, and the need to replace ageing fleets. Management believes that the advanced age of current fleets, the emergence of a new generation of helicopters equipped with integrated systems and the ongoing introduction of combat helicopters into many national armed forces will contribute to increased military helicopter procurement over the next several years. Recent large-scale military programmes, such as those conducted by Australia, Brazil, Spain, the U.K. and the Nordics Standard Helicopter Project, have confirmed this trend. Demand from the military segment has historically been subject to large year-to-year variations, due to evolving strategic considerations.

Military helicopters, which are usually larger and have more sophisticated systems than commercial helicopters, accounted for 49% of the total value of Eurocopter deliveries in 2007.

The military segment is highly competitive and is characterized by competitive restrictions on foreign manufacturers' access to the domestic defence bidding process, sometimes to the virtual exclusion of imports. Nevertheless, with the introduction of the Tiger, NH90 and EC725 and with a more aggressive approach to international industrial cooperation, Eurocopter's share of the global market for military helicopters has increased, and the market in 2007 was more balanced between competitors.

In the military segment, Eurocopter's main competitors are Agusta-Westland in Europe, and Bell Helicopter (a division of Textron Inc.), Boeing and Sikorsky in the United States.

Additionally, the Russian manufacturers have reappeared after a complete reorganisation on commercial and industrial fronts. They have been very aggressive in markets in Asia and Latin America in particular.

Helicopters sold in the civil sector provide transport for corporate executives, offshore oil operations, diverse commercial applications and state agencies, including coast guard, police, medical and fire-fighting services. Management expects that the value of global civil deliveries will continue to grow at an average rate of 10% in the next three years and will thereafter stabilize. Market data indicates that in 2007, worldwide deliveries of civil turbine helicopters stood at approximately 836 units.

Eurocopter's main worldwide civil competitors are Bell Helicopter, Agusta-Westland and Sikorsky. The civil helicopter market has grown more competitive in recent years, with Sikorsky and Agusta-Westland having increased their market share in the heavy and medium helicopter classes.

Products and Services

Existing Products. Management believes that Eurocopter currently offers the most complete and modern range of helicopters, which cover nearly the entire civil and military market spectrum. Eurocopter's product range includes light single-engine, light twin-engine, medium and medium-heavy helicopters, and is based on a series of new-generation platforms designed to be adaptable to both military and civil applications. In addition, products share multiple technical features as part of a family concept approach.

Eurocopter continuously updates its product line with leading-edge technologies in order to assure its modernity. This was highlighted in 2007 through the certification of the AS355NP, a new derivative of the successful AS355N light twin helicopter, and through a significant payload increase in the AS350.

The following table sets forth Eurocopter's existing product line, consisting of optimised products for different mission types that remain adaptable to evolving mission needs:

Helicopter Type	Primary Missions
Light Single Engine	
EC120 "Colibri"	Corporate/Private, Civil & Military Training
Single Engine ("Écureuil" Family)	
AS350 "Ecureuil"/AS550 "Fennec"	Parapublic*, Civil & Military Utility**, Corporate/Private
EC130	Tourism, Oil & Gas, Corporate/Private
Light Twin Engine	
AS355NP/AS555	Parapublic*, Utility, Corporate/Private
EC135/EC635	Emergency Medical, Parapublic*, Oil & Gas, Corporate/Private
EC145/UH145	Civil & Military Utility**, Emergency Medical, Parapublic*, Shuttle
Medium ("Dauphin" Family)	
AS365 "Dauphin"/ AS565 "Panther"	Parapublic* (in particular Coast Guard & SAR), Oil & Gas
EC155	Corporate/Private, VIP, Oil & Gas, Parapublic*, Shuttle
Medium Heavy	
AS332 "Super Puma"/ AS532 "Cougar"	Military Transport, Oil & Gas, Shuttle
EC225/EC725	SAR, Combat-SAR, Military Transport, Oil & Gas, VIP

(*) Parapublic includes homeland security, law enforcement, fire fighting, border patrol, coast guard and public agency emergency medical services.

(**) Civil Utility includes different kinds of commercial activities such as aerial works, ENG (Electrical New Gathering), passenger and cargo transport.

Civil range. Eurocopter has made a consistently strong effort to update and renew its civil product line in order to enhance and defend its leading competitive position in the civil segment, with the result that its share of the world market currently exceeds 50%. Eurocopter has successfully introduced into the international market such new products as the light single-engine EC120 and the light twin-engine EC135, and such major product upgrades as the EC155, the latest evolution of the medium-class Dauphin, and the EC145.

The latest addition to the heavy-class family is the EC225. It is designed for passenger transport, in particular Oil & Gas and VIP, but also for public service missions, such as search and rescue (SAR). The arrival of this highly modern and safe aircraft was well timed to meet the currently strong demand of the Oil & Gas market.

LUH program. The U.S. Army has selected the UH-72A Lakota (a military derivative of the commercial EC145) as its next-generation Light Utility Helicopter (LUH), with a requirement for up to 322 aircraft in a 10-year program with a total life-cycle value of over $2 billion. The U.S. Army ordered 42 aircraft in 2006, followed by an additional order for 43 aircraft in 2007. As of the end of 2007, 18 aircraft had been delivered to the U.S. Army, including the first U.S.-made aircraft in August 2007 following the production authorisation granted by the U.S. Federal Aviation Administration. All deliveries were made from American Eurocopter's Columbus, Mississippi facility.

Products in Development. Current product development programmes in the military and civil segment include (i) the NH90, a military transport helicopter with more than 20 versions for tactical, naval and combat-search and rescue applications, (ii) the HAD version of the Tiger helicopter, and (iii) the KHP for civil and military applications, and (iv) the EC175, as discussed below.

NH90. Designed for modern multi-mission capabilities and cost effectiveness throughout its lifecycle, the NH90 was developed as a multi-role helicopter for both tactical transport (TTH) and naval (NFH) applications. The programme, principally financed by the governments of France, Germany, Italy and the Netherlands, was jointly developed by Eurocopter, Agusta-Westland of Italy and Fokker Services of the Netherlands as joint partners in Nato Helicopter Industries ("**NHI**") in direct proportion to their countries' expressed procurement commitments. Eurocopter's share of NHI is 62.5%. Production of the first lot of 243 helicopters and 55 optional helicopters to be delivered to the four partner countries started in 2000, with the first deliveries occurring in 2006 (three to Germany), followed by eight deliveries in 2007 (three to Germany, two to Sweden, two to Australia and one to Italy).

The NH90 has rapidly become the reference military tactical helicopter for armed forces worldwide. 95 aircraft were ordered in 2007 (45 for Spain, 42 for Germany and eight for Belgium). In addition, a contract was signed in December 2007 with the French Defence Procurement Agency DGA for 68 NH90, which became effective in mid-January 2008. At the end of 2007, the NH90's backlog stood at 495 firm orders and 102 options.

The unprecedented commercial success of the NH90, combined with the complexity of such a modern aircraft and the management of relationships between industry and customers has generated a significant increase in programme management challenges. The development of 23 versions for 14 customers, instead of two versions for four customers as initially planned, demonstrates the challenge. This has directly impacted management of the development schedule and of the steep industrial ramp-up on the programme.

In order to better manage these challenges, Eurocopter has launched a dedicated action plan to revisit programme governance (including industry re-organisation), reframe customers' contract management, and restructure industry processes (with a focus on simplification, clearer allocation of responsibility and increased responsiveness).

In 2007, technical issues on the development of the NFH version of the helicopter forced a rescheduling of certain deliveries and the recording of an associated charge. See "Part 1/1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations".

Tiger. The Tiger combat attack helicopter programme development is nearing completion. It includes four variants based on the same airframe: the 40 HAP (turreted gun, rockets and air-to-air missile) for France; the 80 UHT (antitank missile, air-to-air missile, axial gun and rockets) for Germany; the 22 ARH (antitank missile, turreted gun and rockets) for Australia; and the 24 HAD for Spain and 40 HAD for France (antitank missile, air-to-air missile, turreted gun, rockets and upgraded avionics and engines). The manufacturing ramp-up of the programme is reflected by the total delivery of 33 Tigers as of the end of 2007, with 10 deliveries in 2007.

KHP. The Korean government chose Eurocopter as the primary partner of Korea Aerospace Industries (**"KAI"**) in the new KHP programme for the development of Korea's first military transport helicopter in the eight metric tonne class. The 6-year KHP development phase will run from 2006 to 2011. In the following 10-year production phase, 245 helicopters are to be manufactured. As the primary partner of KAI, Eurocopter has a stake of 30% in the development phase and 20% in the production phase. This programme is groundbreaking for urocopter in a previously U.S.-dominated Korean market. Eurocopter and KAI have agreed to establish a 49% EC/51% KAI subsidiary to market the export version of the KHP, which has a forecasted worldwide demand of 250 helicopters over 20 years.

EC175. Eurocopter and Chinese AVIC II Corporation launched the joint development and production (on a 50/50 basis) of the EC175, a civil helicopter in the six tonne category, which will broaden both partners' product ranges. The 5-year development phase began in 2006, with the two first milestones passed according to plan. The new civil helicopter is due to make its first flight in 2009, with European certification set for 2011 and Chinese certification for 2012. Production is due to begin in 2011. In serial production, each partner will have its own assembly line. Sales forecasts for this latest-generation helicopter call for 800 units to be sold worldwide over the next 20 years.

Customer Support

As of 31st December 2007, Eurocopter products constituted the world's second largest manufacturer fleet, with more than 10,000 helicopters in service worldwide. As a result, customer support activities to service this large fleet generated 33% of Eurocopter's revenues for 2007. Eurocopter's customer support activities consist primarily of training, technical support, maintenance, repairs and spare parts supply. To provide efficient worldwide service, Eurocopter has established an international network of subsidiaries, authorised distributors and service centres. Furthermore, in order to meet globalising customer demand, Eurocopter is extending the range of services it provides to its customers.

For example, in 2007 American Eurocopter opened a new west coast regional support facility in Long Beach, California as part of its overall plan to bring its maintenance and repair services closer to its customers and to improve customer support. In addition, in furtherance of its commitment to improving flight safety, Eurocopter created a tailor-made directorate entirely dedicated to the safety of the flights for its whole fleet. The directorate is based on three main areas and tasked with initiating, coordinating and harmonising all company actions related to flight safety.

Customers and Marketing

Approximately 2,600 operators worldwide currently operate Eurocopter helicopters, forming a broad base for Eurocopter's customer support activities. 85% of Eurocopter's customers have fleets of between one and four helicopters. Eurocopter's principal military clients are European MoDs, as well as MoDs in Asia and the U.S. In the civil and parapublic market, Eurocopter has a leading market share in Europe, the U.S. and Canada.

The versatility and reliability of Eurocopter products have made them the preferred choice of the most prominent customers. The U.S. Coast Guard operates 96 Dolphin (Dauphin) helicopters and has ordered five more. The world's largest offshore operators (Bristow, CHC, Era, PHI, etc.) use Eurocopter helicopters for passenger transport and offshore oil industry support. In the Emergency Medical Service market segment, Eurocopter helicopters dominate the fleets of large operators such as Air Methods in the U.S. and ADAC in Germany. Agencies with high service ability requirements, including police and armed forces, also rely on Eurocopter products.

Eurocopter's global marketing strategy is reflected in the scale of its large international network. Eurocopter's network currently encompasses 17 foreign subsidiaries, complemented by a network of authorised distributors and service centres aimed at a large number of existing and potential clients. Eurocopter strengthened its subsidiary network in 2007 through the commencement of operations at Eurocopter China in Shanghai (a wholly owned subsidiary created in December 2006), and through the acquisition of the entire share capital of McAlpine Helicopters Limited in the U.K. — now known as Eurocopter U.K.. In addition, Eurocopter has developed expertise in production licensing, joint production and subcontracting agreements, and has been developing links with industrial partners and suppliers in more than 35 countries.

Production

Eurocopter's industrial activities have traditionally been conducted in four primary locations, two in France and two in Germany. The French sites are Marignane, in southern France, and La Courneuve, near Paris. The German sites are located in Donauwörth and Ottobrunn, near Munich. In 2007, Eurocopter further developed its home activities by opening a new industrial site in Spain (Albacete), while at the same time accelerating its international expansion in the U.S. (Columbus, Mississippi) and Australia (Brisbane).

Inaugurated in 2007, the new Eurocopter España plant in Albacete will be responsible for the production of the rear fuselages of the EC135 and Tiger as well as the front fuselage of the NH90. The plant will house the final assembly lines for the EC135 intended for the Spanish market, the Spanish HAD version of the Tiger from 2008 and the NH90 in TTH version for the Ministry of Defense.

The Columbus, Mississippi plant of American Eurocopter continued to undergo major expansion in 2007 to support LUH production, assembly and delivery. Industrial activity commenced in 2006 with LUH assembly and delivery and is in the process of transitioning to full-scale production following the production authorisation granted by the Federal Aviation Administration in August 2007. In addition, activity at the Columbus plant includes production and assembly of the AS350 and EC120 for U.S. Customs and Border Protection as well as support for the U.S. Coast Guard's modernisation of its Dolphin helicopter fleet.

In Brisbane, Australian Aerospace opened a final assembly line for the NH90 in April 2007, in addition to the existing final assembly lines for the EC120 and Tiger. Australian Aerospace is also currently investing in a composite facility in Queensland.

Overall, serial helicopter deliveries increased by approximately 25% in 2007, in line with the further ramp-up planned for 2008. In order to meet the challenging ramp-up ahead, Eurocopter will continue to pursue expansion of its global supply chain with an emphasis on dollar-based and low-cost sourcing in particular. It is also actively seeking to restructure its supply network (from 2,600 suppliers to 300 first tier suppliers) and streamline its internal industrial organisation.

1.1.5 DEFENCE & SECURITY

Introduction and Overview

The Defence & Security Division (the "**DS Division**") serves as the main pillar of EADS' defence and security activities. By combining its Defence and Communications Systems, Defence Electronics, Military Air Systems and missile systems (consisting of EADS' 37.5% stake in MBDA) business units within one division, EADS has streamlined its defence and security business to better meet the needs of customers that require integrated defence and security solutions.

In 2007, the DS Division recorded revenues of €5.5 billion, representing 14.0% of EADS' total revenues.

Strategy

The DS Division seeks to offer its customers full-service packages and integrated solutions that support their transformation process from a focus on defence to broader defence and security needs. At the same time, it continues to pursue new ways in which to generate internal synergies and cost savings. To this end, the DS Division is actively:

Building strong centres of competence

Having streamlined the organisational structures of Defence and Communications Systems and Defence Electronics in past years, the DS Division is currently working on the final restructuring of its Military Air Systems business unit. As part of the process, over 600 employees within Military Air

Systems were relocated to Manching (Germany), the site of EADS' Military Air Systems Centre, in 2007. The DS Division will seek to complete the restructuring in 2008, thereby consolidating the military air systems support centres as well as the development centre for advanced unmanned aerial vehicles.

Supporting the transformation process of customers

Through already existing programmes with NATO, the French Defence Ministry and the U.K. MoD, among others, the DS Division is actively promoting European and NATO transformation. The DS Division also participates in the Network Centric Operations Industry Consortium (NCOIC), an industry-based collaborative forum formed to recommend an architectural approach for system and platform developers within a global network environment. In the future, the DS Division will continue to work closely with industry and customer working groups to help define and deliver system solutions geared towards customers' capacity requirements and transformation needs.

Consolidating its position in home markets and targeting selective expansion, in particular the U.S.

The DS Division will seek to sustain growth by consolidating its position in its home markets of France, Germany, Spain and the U.K. Within these markets, further efforts in the platform, missiles, and security businesses will remain a strategic goal towards profitable growth. At the same time, the DS Division will seek to expand its presence in developing markets, including the Middle East, India, Asia and South Africa.

Increasing its market share in the U.S. defence and security market is also a major priority for the DS Division, in coordination with EADS North America Defense Company (NA DefCo), which seeks contracts with the U.S. Department of Defense and large U.S. industrial companies. Accordingly, the DS Division is currently:

- Pursuing specific market segments in the U.S. in which it can offer superior products and technologies, such as the HELLAS obstacle avoidance system for helicopters and the fire control radar electronics of the air defence system MEADS. The DS Division has also made headway in the market for professional mobile radio by demonstrating its P25 technology to U.S. states like Wisconsin;
- Building strong transatlantic industrial partnerships with U.S. prime contractors to explore new opportunities driven by military transformation, including Northrop Grumman (Euro Hawk®), Lockheed Martin (MEADS, Deepwater, Littoral Combat Ship, COBRA, Missile Defence) and Raytheon (Missile Defence); and
- Seeking acquisitions and new partnerships to expand the DS Division's industrial presence in the U.S. across several market sectors, including platform, systems, security, operational support and defence electronics.

Defence and Communications Systems (DCS)

DCS is the EADS "Systems House". Its mission is to develop complete communication and information system solutions (including platforms) and provide the means for their implementation. DCS offers its customers comprehensive and tailored solutions, including the ability to design, develop and implement Lead Systems Integration (LSI) and link the widest possible range of individual platforms and subsystems into a single effective network. Systems integration has become increasingly important for customers engaged in border control and coastal surveillance, as well as for non-military customers in areas such as homeland security, all of which are areas of major focus for DCS.

In 2007, DCS generated 24% of the DS Division's total revenues.

Market

DCS faces competition from large U.S. and European companies that also specialise in its markets. Major competitors are Lockheed Martin, Thales, Motorola and SAIC. Key customers for DCS' business primarily include governmental customers, such as MoDs and Ministries of Interior in its home markets of France, Germany and the U.K., with an increasing focus on other European countries, the Middle East, South Africa, Asia and the U.S.

Products and Services

Defence. DCS offers comprehensive mission systems and solutions in the areas of air dominance, battle space systems, intelligence solutions and naval systems, as well as overall systems support. It is a leading provider for full systems design architecture and systems integration responsibility for military land-, sea-, air- and space-based systems. DCS delivers airspace dominance systems for defensive, offensive and support operations in a combined, joint environment, thereby realising flexible, network enabled capabilities. DCS designs, integrates and implements secure fixed, tactical, theatre and mobile information infrastructure solutions, including all of the services needed to support integrated mission systems and solutions. DCS is also a major designer and supplier of C3I systems to the armed forces in France and Germany, and the Joint Staffs in France, Germany and NATO.

The business unit is focused on customers' need for information infrastructure solutions. Its expertise includes a detailed understanding of the technology necessary to achieve this, including interfaces, gateways and the use of open system architectures.

Global security. DCS provides fully integrated global security solutions and services in the areas of border security, maritime security, crisis and emergency management, critical infrastructure protection and large event protection, such as the Asian Games in Qatar. Due to the increased connections between different areas of threat and in light of the growing interdependence of internal and external security in particular, the seamless collaboration of different security organisations has become increasingly important. The DS Division seeks to maximise efficiencies through the optimised use of data and information together and across these different security organisations.

Professional Mobile Radio. DCS is a leading provider of digital and non-digital professional mobile radio (PMR) and secure networks. DCS solutions for PMR enable professional organisations in various areas — such as public safety, civil defence, transport and industry — to communicate effectively, reliably and securely. DCS offers its customers specialised PMR solutions based on TETRAPOL, TETRA and P25 technologies, amongst others.

APSYS: Safety Engineering

APSYS is a DS subsidiary and is managed by the DCS business unit. In 2007, APSYS strengthened its position in the French market for consulting, training and studies services in technical risk management. New expertise was developed to address specific markets and maintain the competitive edge of APSYS, such as software quality insurance, communication systems security, 3D phenomena modeling and transportation scheme performance analysis.

Dornier Consulting GmbH

Dornier Consulting GmbH is a DS subsidiary and is managed by the DCS business unit. Dornier Consulting is a company for future-oriented transportation and technology consulting with a focus on traffic, transportation and logistic concepts, system specification and integration, modern technologies for the management of natural resources as well as professional full-service project management. It is an independent consulting and engineering company with clients in the public and private sector in Germany, Central and Eastern Europe, Central Asia and the Near and Middle East. Major clients include national and international institutions (World Bank, UNDP, E.U., KfW, GTZ), governments, authorities, the German Railways (Deutsche Bundesbahn), Daimler and EADS as well as a spectrum of private companies. As part of its future strategy, Dornier Consulting will seek to develop additional opportunities for other EADS units while also focusing on international growth.

Sofrelog

Sofrelog is a DS subsidiary and is managed by the DCS business unit. Sofrelog provides integrated mission critical real-time systems using radar and other wide area sensors, mostly for maritime applications, typically vessel traffic services and costal surveillance. These systems are based on Sofrelog's unique SYTAR™ product, which has set the technical standard in the maritime world: more than 450 radars have been connected, with Sofrelog having design responsibility on more than 50 control centres in 30 different countries around the world. Sofrelog is well positioned for growth in its core markets: building on the award of Qatar and Tanger Med port security in 2007, Sofrelog plans to further contribute to DS' global security growth.

ATLAS ELEKTRONIK

ATLAS ELEKTRONIK GmbH, headquartered in Bremen (Germany), is a joint venture of ThyssenKrupp (51%) and EADS (49%). The year 2007 was characterised by the realisation of the change of shareholders in August 2006 and especially by the integration of EADS activities. In February 2007, the integration of DS' naval activities began - primarily in the field of surface vessels - which led to 140 employees being transferred over to ATLAS ELEKTRONIK GmbH. Another 175 employees were transferred by means of integrating EADS subsidiary companies.

In 2007, ATLAS ELEKTRONIK achieved important successes, including orders for the command and weapon control system as well as the tactical data link for the new German frigate F125, the delivery of submarine command systems for the Indian Navy, orders by the Finnish Navy in the field of mine hunting and orders by international customers within the sector of maritime safety and security. The company took important steps to assert itself firmly in a market that - although growing - is characterised by increasing competition and cost pressures.

Defence Electronics (DE)

As the "Electronic Warfare, Avionics and Sensors House" of EADS, DE provides mission-critical elements for electronic warfare and self-defence and for data gathering, data processing and distribution. It also provides sensors and subsystems that address the market for surveillance and reconnaissance, military mission management, protection of military units and critical civil areas, network-enabled capabilities as well as security and military forces support.

In 2007, DE generated 15% of the DS Division's total revenues.

Market

DE's main competitors in defence electronics are large and medium-sized U.S. and European companies (i.e., Raytheon,

Northrop Grumman, Thales, BAE Systems, Galileo Avionica, Indra and Saab) as well as competitors from Israel. DE's key customers include MoDs, interior ministries, military services, security forces, the in-house EADS systems suppliers and other LSI's worldwide. Through various joint ventures, participations and cooperations, DE has access to customers in every NATO country, in particular in Germany, France, the U.K., Spain and Italy, and to important export markets, such as the U.S., Turkey, India and South Africa.

Products and Services

Electronic Warfare and Self Defence. Growth in electronic warfare (EW) and self-defence is a key strategic goal for DE in the future. DE supplies electronic self-protection systems for aircraft, ships and armoured vehicles, such as laser warning, missile warning and active electronic countermeasure units, including directed infrared countermeasures, self-protection jammers and towed decoys. For example, DE delivers core components to the "EuroDASS" defensive aids subsystem of the Eurofighter and supplies additional avionics components to the wider Eurofighter programme. It has subsystem responsibility for the A400M's self-protection system, also supplying core EW equipment such as the infrared missile warning system MIRAS. For military mission aircraft, helicopters (NH90, Tiger) and VIP aircraft, DE is developing solutions to counter threats posed by infrared-guided missiles in particular. To date, DE has sold approximately 5,600 units of its missile warning sensor (MILDS), which is deployed on a variety of helicopters and transport aircraft.

Avionics. As a major partner in the field of military mission avionics for the A400M, DE assumes subsystem responsibility for mission management and defensive aids. The DE portfolio also comprises avionics equipment, such as digital map units (EuroGrid), flight data recording units and obstacle warning systems for helicopters. In addition, DE is developing multi-sensor integration and data fusion technology, which is a key future technology for network-enabled capabilities. For example, DE is in charge of sensor fusion software on the NATO AWACS E3A and the similar Australian "Wedgetail" and the Turkish "Peace Eagle" programmes. Additional products offered by DE in the field of communication and identification include wide-band modular data links.

Sensors. DE is a principal partner in the development of airborne multi-mode radars such as the Captor radar in the Eurofighter programme, and also provides integrated logistics support, maintenance and upgrades. DE is also heavily involved in the technological development and application of next-generation active electronically scanning (AESA) radars for air, naval and ground applications. In 2007, an AESA radar demonstrator demonstrated its capabilities in flight on Eurofighter for the first time. In the area of air defence, EADS produces mid-range radars for ship (TRS-3D) and land (TRML-3D) applications. DE also takes a lead role in developing and manufacturing synthetic aperture radars (SAR), which are considered essential for future reconnaissance and surveillance operations. In this field, EADS has developed the European stand-off SAR sensor for wide-area surveillance (SOSTAR-X) and provides the Tandem-X space-borne Earth observation satellites with unique radar components.

Test & Services. The Test & Services product range covers the entire life cycle of equipment and systems and includes comprehensive solutions that rely on test services and systems. The solutions are either integrated or sold as stand-alone elements: instrumentation, system software and application software. The versatility of Test & Services systems means that a multitude of equipment and systems can be tested. Accordingly, the same airline can use a single model test bench for maintaining both its Airbus and Boeing fleets, while the French Army uses the same test system for numerous weapon systems. Already present worldwide with its civil and military equipment testers, Test & Services is consolidating its development strategy on the international stage with new locations in France, Germany, Spain, the U.K. and the United States, as well as a global distribution network.

Military Air Systems (MAS)

The MAS unit focuses on the development, production and delivery of the Eurofighter combat aircraft (46% owned by EADS), maintenance, repair and overhaul, logistics support, upgrade of existing combat air systems, provision of publicly or privately financed training services and construction and manufacturing of Airbus and A400M aerostructures.
In addition, MAS designs light combat/training aircraft and unmanned aerial vehicles (UAV). In 2007, MAS continued to centralise its military systems activities at its Manching site in Germany in order to increase its competitiveness and establish a military air systems centre.

In 2007, MAS generated 39% of the DS Division's total revenues.

Products and Services

Eurofighter. Eurofighter, known as "Typhoon" for export outside of Europe, is a network-enabled, extremely agile, high-performance multi-role combat aircraft optimised for swing-role operations in complex air-to-air and air-to-surface combat scenarios. Eurofighter is designed to enhance fleet efficiency through a single flying weapon system capable of fulfilling supersonic, beyond-visual-range combat, subsonic close-in air combat, air interdiction, air defence suppression and maritime and littoral attack roles. The tactical requirements of the aircraft include all-weather capability, short take-off and landing capability, high survivability and operational readiness. The Eurofighter was designed to be adapted and improved over the long-term, as new avionics and weapons evolve, to provide for an extended service life.

The Eurofighter programme is organised through the NATO Eurofighter and TORNADO Management Agency (NETMA) via participating nations. NETMA contracts with Eurofighter GmbH, the programme management company for the Eurofighter programme. The Eurofighter GmbH shareholders and subcontractors are EADS (46% share), BAE Systems (33% share) and Alenia Aerospazio, a division of Finmeccanica (21% share). With regard to series production, the respective production workshares of the participating partners within the Eurofighter consortium stand at 43% for EADS, 37.5% for BAE Systems and 19.5% for Alenia, reflecting the relative number of aircraft ordered by each country's programme participant. EADS is responsible for the centre fuselage, the flight control systems, the manufacturing of the right wing and leading edge slats, as well as the final assembly of the 180 aircraft ordered by the German Air Force and 87 aircraft ordered by the Spanish Air Force. The final assembly of the Eurofighter takes place in the relevant contracting country: Manching in Germany, Getafe in Spain, Warton in the U.K. and Torino in Italy.

In January 1998, NETMA signed an umbrella Eurofighter contract for 620 aircraft: U.K. 232 (with 65 options); Germany 180; Italy 121 (with 9 options); and Spain 87 (with 16 options). The umbrella contract, while fixing a maximum price for the overall programme, also stipulates that production agreements are to be awarded in three tranches, with production expected to continue until 2015. The programme includes the development, production investment and series production of the aircraft. Currently, 384 aircraft are firmly on order within the core programme.

Out of the first tranche of 148 aircraft, 141 aircraft (including six instrumented production aircraft) had been delivered as of the end of 2007, with the rest in final assembly. Final assembly of the first Tranche 2 aircraft has also begun, with 18 in advanced final assembly at the end of 2007. Eurofighter has already sold 15 aircraft to Austria, with five deliveries in 2007, and further export opportunities are believed to exist in Europe and the Far East. A government-to-government agreement has been reached between the U.K. and the Kingdom of Saudi Arabia on the purchase of Eurofighter aircraft, marking the first export success of the aircraft outside Europe. The respective contract between the two governments regarding the delivery of 72 aircraft was signed in September 2007.

UAV, Advanced UAV Systems. In response to Germany's need for wide-area surveillance and stand-off reconnaissance, MAS and its U.S. partner Northrop Grumman are, through their joint venture EuroHawk GmbH, supplying it with the HALE-UAV System "Euro Hawk". Euro Hawk is a high-altitude unmanned aerial system for signal intelligence (SIGINT) that has been specially equipped to meet national requirements. It is based on the Global Hawk RQ4-B platform developed by Northrop Grumman. MAS is responsible for the overall mission system including situation analysis and report, as well as sensor-payload and modifications. Procurement of the first Global Hawk platform to be converted into a full-scale demonstrator (FSD) of the Euro Hawk was approved by the German Parliament in 2007. The Euro Hawk project calls for the integration of national sensors developed by DE into a total of five systems. The German air force plans to start operational flying with the Euro Hawk FSD by 2010.

MAS is also working on developing other major new programmes in the area of UAVs, including a technology demonstrator project to develop new technology for future UAVs. EADS is also working on a research and technology programme for the analysis and refinement of enabling technologies and concepts of unmanned aerial reconnaissance vehicles (URAV). The primary objective is the development of a new system-of-systems approach within a network-centric operations context.

Pilot Training and Training Aircraft and Services. The training and light combat aircraft market is competitive, with offerings from BAE Systems (Hawk 128), KAI/Lockheed Martin (T-50), Aermacchi (AM-346) and others. MAS' entry in this field is through the proposed High Energy Aircraft Trainer (HEAT). The HEAT is intended to close the growing gap between the demands made on pilots by modern fighter aircraft and the training opportunities provided by aging in-service trainers. While MAS will not launch a full-scale design phase for the time being, efforts to win customers and industrial partners will continue.

Nevertheless, MAS has already contributed to the development of a pilot training programme for European fighter jets: in 2007, it launched the new European Advanced Training Jet Pilot School at Talavera together with the Spanish Air Force. The school will provide comprehensive jet pilot training using an upgraded F-5 with near latest-generation combat aircraft performance characteristics and sophisticated ground equipment.

Pursuant to a ten-year multi-services contract signed in 2006, MAS also manages "ab-initio" pilot training for future military aircrews at the French Air Force's flying school in Cognac. The contract includes the procurement of new aircraft, line and base aircraft maintenance as well as ground-based training devices. ECATS (EADS Cognac Aviation Training Services), as the programme has become known, was officially inaugurated in April 2007 with the arrival of the first of 18 new Grob 120A trainer aircraft.

Military Air Systems Support Services and Upgrades. In addition to providing after-sales services to existing customers, MAS also offers its clients the possibility of upgrading their military air systems. Upgrading of military air systems is a particularly attractive alternative for countries with limited national defence budgets, such as those in Central and Eastern Europe, Latin

America, North Africa and some Asian regions. For these nations, the purchase of new multi-role aircraft is either politically or economically unfeasible, making upgrading of existing airframes the most cost-effective solution. MAS has developed expertise in the field of military air systems upgrades through programmes for such aircraft as the Tornado, F-4 Phantom, F-18, F-5, MiG-29, Mirage F-1, C101 Aviojet, Harrier AV-8B, E-3A AWACS, P-3C Orion, C-160 Transall and Breguet Atlantic 1.

In the area of support services, MAS is strengthening its cooperation with the German Air Force by establishing additional joint weapon system support centres (for the Tornado, Transall, and other systems to be operational in the near future, such as the A400M and Euro Hawk) that will operate in coordination with the existing Eurofighter national support centre.

Missile Systems

MBDA (a joint venture between EADS, BAE Systems and Finmeccanica with stakes of 37.5%, 37.5% and 25% respectively) is the missile systems group within the DS Division (which beginning in 2007 consolidates 37.5% of MBDA's sales). MBDA offers superior capabilities in missile systems and covers the whole range of solutions for air superiority, land control and sea power missions, while also providing the most advanced technological solutions in strike weapons and missile defence. The further integration of the four home markets (France, Germany, Italy and the U.K.), the consolidation of the business and increased efforts in the export market remain the principal goals for 2008.

In 2007, MBDA completed its acquisition of Bayern-Chemie/ Protac, the German missile propulsion system company. In addition, MBDA sold its interest in the French aerospace group ALKAN, except for ALKAN's countermeasures activities, which represented 20% of that company's turnover in 2006. The divestiture forms part of MBDA's continued strategy of optimising investments in its core missile systems business. Finally, MBDA signed an important contract with the U.K. MoD in 2007 to maintain the U.K. armed forces' Rapier air defence system and ensure its readiness and availability for deployment.

In 2007, MBDA generated 21% of the DS Division's total revenues.

Market

MBDA has a geographically diverse customer portfolio. Beyond its four national home markets, the Group has direct access to the other important European markets, Spain and Sweden. It also has a stable foothold in growing export markets such as Asia, the Gulf region and Latin America, and benefits from transatlantic cooperation on programmes such as MEADS, as discussed below.

Four principal defence contractors are active in the worldwide market for tactical missiles and missile systems. The current worldwide market for missile systems is estimated to exceed €12 billion, with a downward trend forecast until 2010/2011. Thereafter, the worldwide market is nevertheless expected to strengthen due to:

- The need to replace older generation missile systems and to develop new capabilities (such as ground-based air defence systems, precision and deep strike weapons and naval superiority integrated combat systems);
- The entry into service of new missile carrying platforms (Rafale, Eurofighter/Typhoon, Gripen, Tiger helicopter, new frigates and aircraft carriers and in due course other new platforms such as the F-35 Lightning II Joint Strike Fighter and UCAVs);
- The appearance of new requirements for future weapon systems based on new operational tasks and lessons learned from past conflicts, in particular Network Centric Warfare related systems as well as indirect line of sight or beyond visual range target acquisition systems.

Products and Services

The broad range of MBDA products covers all six principal missile system categories: air-to-air, air-to-surface, ground-to-air, surface-to-air, anti-ship and surface-to-surface. MBDA's product range also includes a portfolio of airborne countermeasures such as missile warning and decoying systems and decoy dispensers, airborne combat training and countermining systems. The most significant programmes currently under development are the Aster PAAMS naval air defence system, the METEOR air superiority missile system and the Scalp NAVAL ship and submarine launched deep strike weapon, while those in production include Aster SAMP/T air defence, Storm Shadow/SCALP and Taurus stand-off missile systems.

Aster Family. The FSAF Phase 3 contract signed with OCCAR (*Organisation Conjointe de Coopération en matière d'Armement*) in 2003 is worth €3 billion (€2.3 billion thereof to be allocated to MBDA). This contract covers the series production of approximately 1,400 Aster missiles and associated missile systems and represents Europe's first advanced naval and ground-based air defence missile system with Anti-Tactical Ballistic Missiles (ATBM). Aster SAMP/T, the ground-based variant, is already in series production with the first deliveries to the French and Italian armed forces having occurred in 2007, while Aster PAAMS, the naval variant, is well advanced in its development programme.

METEOR. METEOR is a highly flexible, visual and beyond visual range, agile, air-to-air weapon system that provides a comprehensive operational capability in the most complex combat scenarios. METEOR was ordered by the U.K. MoD and five other European nations (France, Germany, Italy, Spain and Sweden) to meet their future air-to-air requirements. In 2006, the first air-launched demonstration firings of METEOR were carried out. The test firing programme continued in 2007 with a high altitude supersonic launch that successfully demonstrated the missile's integrated boost, ramjet sustain motor and control systems during extended free flight and manoeuvring.

Scalp NAVAL. Benefiting from the effort already invested in development of the Storm Shadow/SCALP European air-launched cruise missile programme, MBDA is developing Scalp NAVAL to provide the French Navy's FREMM frigates and Barracuda class submarines with superior deep strike capability. In January 2007, MBDA received the contract notification from the French DGA for 250 of these missiles, a contract worth €910 million to MBDA.

Storm Shadow/SCALP. Already in service in the U.K., France and Italy, the Storm Shadow/SCALP was also selected by Greece in 2004. The Hellenic Air Force has ordered 34 Storm Shadow/Scalp missile systems. Deliveries have also been made to the UAE air force, where the missile is known as "Black Shaheen".

Taurus KEPD 350. MBDA Deutschland and SAAB Bofors are working together through Taurus Systems GmbH to create and deliver the Taurus KEPD 350, a precision stand-off guided missile system for Tornado, Gripen and Eurofighter aircraft. Taurus KEPD 350 is in series production for the German Air Force, with which the weapon is now in service. During 2007, the 300th Taurus missile left the production line in Schrobenhausen, marking the production halfway mark for the German Air Force. In 2005, Spain also announced its intention to procure 43 Taurus KEPD 350 missiles for its F/A-18 and Eurofighter aircraft, with the first two missiles delivered in 2007.

MEADS. MEADS (Medium Extended Air Defense System), a ground-based tactical air defence system, is a good example of dynamic and successful cooperation on a transatlantic level. MEADS will protect troops during out-of-area missions within the scope of homeland defence. The financial share of the programme is 58% U.S., 42% European (German and Italian). The technical workshare of the companies involved - MBDA Deutschland, MBDA Italia and Lockheed Martin (United States) - corresponds to the respective cost contribution percentages. MBDA's activities are coordinated through the joint venture company euroMeads GmbH, which, like Lockheed Martin, has a 50% share in MEADS International Inc. (MI). On 1st June 2005, MI formally signed a contract to design and develop MEADS. The contract value is approximately $2 billion plus €1.4 billion for the programme's design and development (D&D) phase.

Production — System Design Centre (SDC)

Within the DS Division, the System Design Centre (with branches in France, Germany and the U.K.) supports defence and security customers in designing, developing and testing their products and system architectures through use of advanced modelling and simulation techniques. The SDC thereby provides a framework for systems design and related skills on behalf of the DS Division and EADS as a whole. Thanks to its use of standardised methods (such as the architecture frameworks used by the U.S. Department of Defense and the U.K. Ministry of Defence) and other system development tools, the SDC also helps to reinforce the DS Division's strategy of improving capabilities in LSI more generally. One tool at the SDC's disposal in this regard is a transnational networked experimentation and test environment, referred to as Network Centric Operations Simulations Centres (NetCOS).

1.1.6 ASTRIUM

Introduction and Overview

Astrium designs, develops and manufactures satellites, orbital infrastructures and launcher systems and provides space services. It is the third largest space systems manufacturing company in the world after Boeing and Lockheed Martin and the leading European supplier of satellites, orbital infrastructures, launchers and associated services. In 2007, Astrium recorded revenues of €3.6 billion, representing 9.1% of EADS' total revenues.

Astrium has three main business units: Astrium Satellites, Astrium Space Transportation and Astrium Services. Astrium also provides launch services through its shareholdings in Arianespace (Ariane 5 launcher), Starsem (Soyuz launcher) and Eurockot (Rockot launcher), as well as services related to telecommunications and Earth observation satellites through wholly owned subsidiaries such as Paradigm Secure Communications and Infoterra, and joint ventures such as Spot Image.

Strategy

With an established presence in five European countries with active space programmes (France, Germany, United Kingdom, Spain and the Netherlands), Astrium is the only European company to offer comprehensive expertise in all areas of the space industry (satellites, launchers, orbital infrastructure and services). Astrium's strategy is to build on these key strategic assets and to strengthen its position in the market.

Generate profitable growth in a flat market

Institutional and military spending on space activities is flat in Europe due to existing budget constraints. There is also intense competition in commercial markets for launchers and telecommunication satellites, in particular given the historical lows reached by the U.S. dollar against the Euro in 2007. Within this difficult market context, Astrium is pursuing the following strategy:

- With respect to the Ariane launcher and M51 missile systems, Astrium Space Transportation has sought to rationalise and streamline its activities by assuming the role of prime contractor (as opposed to a main supplier and industrial architect only). This has strongly contributed to increasing the reliability and cost effectiveness of these products. In addition, Astrium is currently the second largest shareholder of Arianespace with a 30.5% stake. Astrium Space Transportation will seek to build on this leadership to better serve both customers;
- With respect to satellites and services, Astrium has sought in recent years to move from being solely a systems supplier to a leader of satellite service provision in secure communications and navigation. The successful development of a secure global military satellite communications system on behalf of the U.K. Ministry of Defence by Paradigm Secure Communications (**"Paradigm"**) — expected to be fully operational in 2008 — represents an important first step. Going forward, Astrium will seek to expand its offering of innovative, highly competitive end-to-end tailored solutions in the field of secure communications. It will also seek to enhance its presence in the satellite navigation field as well, in particular following the reorganisation of development of a European global satellite navigation system, "Galileo", as discussed below.

Attain European benchmark profitability

Following the extensive restructuring actions that were implemented in 2003 and 2004 (rationalisation and specialisation of sites, reduction of workforce by 30%, reorientation towards institutional customers) and ambitious innovation investments, Management is currently working towards implementation of additional measures to enhance profitability (Innovex '08 for Astrium Satellites, Boost '08 for Astrium Space Transportation and Impact '08 for Astrium Services). These measures are expected to result in continued margin improvement between now and the end of the decade.

Astrium Satellites

Overview

Astrium Satellites is a world leader in the design and manufacture of satellite systems, payloads, ground infrastructure and space equipment for a wide range of civil and military applications. Prime contractor for over 70 communications satellites, Astrium Satellites is a partner of choice for many of the world's most prestigious operators. Astrium Satellites' business covers the four categories of satellite systems described below:

- *Telecommunications satellites,* which have multiple applications, such as long-distance and mobile telephone links, television and radio broadcasting, data transmission, multimedia and Internet trunking. They may be used for civil or military applications;
- *Observation satellites,* which allow the collection of information for various fields, such as cartography, weather forecasting, climate monitoring, agricultural and forestry management, mineral, energy and water resource management and military surveillance applications;
- *Scientific satellites,* which are tailor-made products adapted to the specific requirements of the mission assigned to them. They have applications such as astronomical observation of radiation sources within the universe, planetary exploration and Earth sciences; and
- *Navigation satellite systems,* which deliver signals that enable users to determine their geographic position with high accuracy, and are increasingly significant in many sectors of commercial activity, such as airlines, transport operators on land, sea and air, emergency services, agriculture and fisheries, tourism and telecommunications networks.

Market

The commercial telecommunications satellite market is extremely competitive, with customer decisions based principally on price, technical expertise and track record. Astrium Satellites has a worldwide market share of approximately 30% according to internal estimates, and its main competitors are Boeing, Lockheed Martin and Loral of the United States and Thales Alenia Space (TAS) of France and Italy. Management views the telecommunications satellite market as one of slow but sustained growth, supported by factors such as (i) increased telecommunications demand, including Internet, multimedia and military needs, and (ii) greater demand to replace aging products. In the face of continued strong competition, Astrium Satellites will seek to consolidate its position in this market.

In the market for observation, scientific and navigation satellites, competition in Europe is organised either on a national or multinational (European Space Agency (ESA), Eumetsat) level. In the latter instance, a fair return principle pursuant to which contracts are awarded to national suppliers in proportion to the respective financial contribution made by their governments is often employed. There is also sizable export demand for Earth observation systems, for which EADS is currently the sole significant European provider. Furthermore, civil state agencies, including the ESA, have displayed increased needs for Earth observation satellites in the framework of European environmental programmes. EADS expects the scientific satellite market to remain stable over the medium term.

In the market for navigation satellites, the primary development in 2007 was the decision by the European Union to move ahead with development of a European global satellite navigation system named "Galileo". The ESA has been charged with direct procurement of the various necessary components (space segment, ground segment, system support, launchers, etc.) with full deployment targeted for 2013. For the space industry and its customers, the Galileo programme's economic, industrial and strategic importance is paramount. This programme is expected to be a driver of innovative user- and customer-oriented solutions, creating new markets for navigation-related services.

Finally, in the market for military satellites, demand for telecommunications and observation satellites has strengthened. In recent conflicts, the shortcomings of European military capabilities in these areas became apparent, while the need for preparedness in the face of elusive threats has only grown. The Skynet 5/Paradigm contract in the United Kingdom, the Satcom BW contract in Germany, the Yahsat contract in the U.A.E. and other development contracts in France demonstrate the growth trend in this market.

Products

Astrium offers turnkey satellite systems to its customers through an array of wholly owned subsidiaries such as (i) Astrium Spain, which supplies platforms, space-borne antennas, deployment mechanisms and harness subsystems for telecommunication satellites, (ii) Tesat (Germany), which is in charge of telecommunication electronic equipment and subsystems, (iii) EADS Sodern (France), which provides satellites sensors, and (iv) Dutch Space (Netherlands), which provides solar arrays and other specialised items.

Telecommunications Satellites. Astrium Satellites produces telecommunication satellites for fixed and mobile applications and direct-to-home broadcast services. EADS' geostationary telecommunications satellites are based on the EUROSTAR family platforms (54 ordered to date), the latest version of which is EUROSTAR 3000.

Astrium Satellites won six commercial satellite orders in 2007 (for a 30% worldwide market share), all based on the EUROSTAR platform (Hot bird 10 for Eutelsat, Amazonas 2 for Hispasat, Arabsat 5A and Badr 5 for Arabsat, Alphasat for ESA/Inmarsat, Ka Sat for Eutelsat). In addition, EADS won a contract (together with Thales Alenia Space) from Mubadala Development Company in Abu Dhabi for the construction of a secure satellite communications system based on two Astrium satellites.

Observation and Science Satellites. Astrium Satellites is the leading European supplier of Earth observation satellite systems for both civil and military applications. In this field, Astrium Satellites derives significant benefits from the common elements of its civil and military programmes.

Astrium Satellites designs and manufactures a wide range of highly versatile platforms, optical and radar instruments, and ground segment equipment for the complete scope of remote-sensing applications, operations and services. Astrium Satellites is one of the global market leaders in the field of Earth observation satellites, and the prime contractor for many of the ESA's and CNES' principal observation programmes. In particular, it is the prime contractor for (i) the Spot multi-mission platform series, in use in 15 European Earth observation satellites and recognised as an industry standard, (ii) Metop, a next-generation polar-orbiting meteorological satellite, with the first of three having been launched in 2006, (iii) Pleiades, two small and highly agile Earth observation satellites for civil and military applications, expected to be launched in 2008 and 2009, (iv) Swarm, a climatology satellite monitoring the evolution of the Earth's magnetic fields, (v) Cryosat 2, a radar satellite designed to monitor the thickness of polar ice caps, and (vi) Tandem X, an imagery satellite. In the export market, Astrium Satellites signed a contract in 2005 with South Korea to provide the communication and Earth observation satellite Coms (together with the associated ground segment to be delivered in 2009), as well as contract in 2006 with Algeria to provide two observation micro-satellites. Finally, TerraSAR-X, a radar-based observation satellite ordered by the German space agency DLR, was successfully launched from Baikonur in June 2007 and Theos, an observation satellite for Thailand, is in the final stage of launch preparation.

In 2007, Astrium Satellites won a contract to build the radar-imaging payload for the Sentinel-1 satellite. Observation of the Earth's surface, oceans, the European marine environment and ice-covered regions are the main targets of the Sentinel-1 mission for systematic imaging and monitoring.

Navigation Satellites. Following the decision reached by the European Union at the end of 2007 to move ahead with the development of Galileo, the ESA has been placed in charge of direct procurement of the various necessary components (space segment, ground segment, system support, launchers, etc.).

With respect to the satellites needed for the validation phase of the programme, Astrium Satellites has been appointed prime contractor for the Giove B satellite, which will be launched in the first quarter of 2008.

Military Satellites. In addition to military Earth observation activity, Astrium Satellites is active in the market for various other advanced applications. These systems demonstrate Astrium's leading role in complex systems offers, reflecting the efficient use of synergies between Astrium's space and defence activities.

Astrium Space Transportation

Astrium Space Transportation is the European space infrastructure and space transportation specialist. It designs, develops and produces Ariane 5 launchers, the Columbus laboratory and the ATV cargo carrier for the International Space Station (ISS), ballistic missiles for France's deterrence forces, propulsion systems and space equipment.

Orbital Infrastructure

The orbital infrastructure segment in which Astrium Space Transportation operates comprises manned and unmanned space systems. The ISS, together with related vehicle and equipment development programmes and services, constitutes the predominant field of activity in this segment. Astrium Space Transportation is the prime contractor under an ESA contract relating to two key elements of the ISS: the Columbus Orbital Facility laboratory (COF) and the Automated Transfer Vehicle (ATV).

Market

Demand for orbital infrastructure systems originates solely from publicly funded space agencies, in particular from ESA, NASA, Roscosmos (Russia) and NASDA (Japan). Such systems are usually built in cooperation with international partners. In addition to the COF and ATV projects, ESA is responsible for additional ISS components for the station's construction and operational phases. National space agencies, such as DLR and CNES, are also involved in the development of experimental facilities to be used on the ISS.

Products

Astrium Space Transportation is the prime contractor for the development and integration of the COF. The COF is a pressurised module with an independent life-support system. It will provide a full-scale research environment under microgravity conditions (material science, medicine, human physiology, biology, Earth observation, fluid physics and astronomy) and will serve as a test-bed for new technologies. The COF was lifted to the ISS on the shuttle flight of 7th February 2008.

Astrium Space Transportation is also the prime contractor for the development and construction of the ATV, designed to carry fuel and supplies to the ISS and to provide reboost capability and a waste disposal solution. The ATV will be the first European vehicle to carry out a rendezvous in space and dock automatically with an orbital station. The first ATV, the Jules Verne, was transferred to Kourou in 2007. It is currently ready for launch and expected to be deployed in the first quarter of 2008. Additional ATV missions are scheduled through 2013. See "1.2 Recent Developments".

Launchers & Launch Services

Space systems (including satellites, orbital infrastructure elements and interplanetary probes) depend on rocket propelled multi-stage launchers, which are consumed during the launch process, to place them into orbit. Astrium Space Transportation is active in two distinct businesses: (i) designing and manufacturing launchers for both civil and military purposes, and (ii) providing launch services through its interests in Arianespace, Starsem and Eurockot.

Astrium Space Transportation is the sole prime contractor for the Ariane 5 system, with responsibility for the delivery to Arianespace of a complete and fully tested vehicle. Astrium Space Transportation also supplies all Ariane 5 stages, the equipment bay, the flight software, as well as numerous sub-assemblies. Additionally, Astrium Space Transportation is the prime contractor for ballistic missile systems to the French State. It is responsible for the development, manufacturing and maintenance of the M45 and M51 submarine-launched missiles and related operating systems.

Market

Management believes that the commercial market for launch services will likely remain stable at 20/25 payloads per year, relating primarily to the launch of geostationary telecommunications satellites. However, due to various factors (*e.g.*, technology advances and consolidation of customers), this figure remains highly volatile. This market does not include institutional launch services for the U.S., Russian and Chinese military and governmental agencies.

The commercial market for launch services has changed significantly in recent years. Russian companies and state agencies have increased their prices dramatically, thereby making other launchers more competitive in the market.

In the area of national defence, Astrium Space Transportation has been the exclusive supplier of ballistic missiles to the French State since the early 1960s. In addition to conducting production and state-financed development work, Astrium Space Transportation performs substantial maintenance work on the ballistic missile arsenal to ensure system readiness over the life span of the equipment, which may stretch over several decades. Astrium Space Transportation also provides on-site support to the French military. Finally, Astrium Space Transportation is working in partnership with others on a NATO contract relating to theatre missile defence architecture.

Products and Services

Launch Services. Astrium Space Transportation is active in the field of launch services through its shareholdings in Arianespace (for heavy-lift launchers), Starsem (for medium-lift launchers) and Eurockot (for small-lift launchers).

Arianespace. Astrium Space Transportation is Arianespace's second largest shareholder (after CNES) with a 30.5% stake (direct and indirect), and its largest industrial shareholder. Arianespace is the world's largest commercial launch service provider in terms of total order book. At the end of 2007, Ariane had launched a total of 254 satellites. Arianespace markets and sells the Ariane launcher worldwide and carries out launches from the Kourou space centre in French Guyana.

In 2007, Arianespace won 13 new commercial contracts, representing 50% of the available market, and conducted six Ariane 5 launches, which placed ten satellites (eight commercial and two institutional) into orbit. Since 1999, when the first Ariane 5 commercial launch occurred, 31 Ariane 5 rockets have been successfully launched.

Starsem. Astrium Space Transportation directly owns 35% of Starsem, a French corporation, along with Arianespace (15%), the Russian space agency (25%) and the Russian state-owned Central Specialised Design Bureau "Progress" (25%). Through Arianespace, Starsem markets launch services by Soyuz launchers for medium-weight spacecrafts into low or sun-synchronous orbits as well as for interplanetary missions. Although no new contracts were signed in 2007, there were two commercial launches and one institutional launch performed from Baikonur. Work is also progressing on a new launch pad at Kourou, with the first launch (to be operated by Arianespace) scheduled for early 2009.

Eurockot. Astrium Space Transportation (51%) and Khrunichev (49%) jointly control Eurockot Launch Services, which provides launch services for small, low-Earth orbit satellites with Rockot launchers derived from SS-19 ballistic missiles.

Commercial Launchers. Astrium Space Transportation manufactures launchers and performs research and development for the Ariane programmes. Member states, through the ESA, fund the development cost for Ariane launchers and associated technology.

Astrium Space Transportation has been the sole prime contractor for the Ariane 5 system since 2004. Given the commercial success of Ariane 5, Astrium Space Transportation signed a memorandum of understanding in 2007 concerning the production of 35 Ariane 5 launchers, in addition to the batch of 30 Ariane 5 launchers ordered in 2004.

Ballistic Missiles. Astrium Space Transportation is the only company in Europe which designs, manufactures, tests and maintains ballistic missiles. Under its contracts with the French State, Astrium Space Transportation has produced the submarine launched MSBS family (M1, M2, M20, M4 and M45) and developed the launch facilities at the Brest naval base. The M45 is deployed onboard France's new-generation nuclear-powered ballistic missile submarine. Astrium Space Transportation manages the operational maintenance of the M45 missile system, assisting the French armed forces until the end of its operational service. Astrium Space Transportation is under contract to develop the M51, a new submarine-based strategic missile system with increased technical and operational capabilities. The second test flight of this new missile was conducted in June 2007 and was fully successful. At the end of 2004, the French MoD awarded Astrium Space Transportation a contract for the M51 production phase and test range facilities with a frame-contract in excess of €3 billion. At the end of 2006 a contract for an enhanced upper-stage was awarded by the French MoD for an amount of more than €200 million, helping to secure Astrium Space Transportation's technical capabilities in this field for the long term.

Management believes that the development and production of the M51 will provide Astrium Space Transportation with high quality work over the long term. In addition, the relative predictability of demand provides some stability to the otherwise volatile launcher market.

Astrium Services

Overview

Astrium Services offers innovative, highly competitive end-to-end tailored solutions in the fields of secure communications and satellite navigation. The European "one-stop-shop" provider for military satellite communications services, Astrium Services delivers secure military satellite services to a number of countries. It also intends to be a major player in the satellite navigation field through work on Galileo, following the renewed commitment to the programme made by the European Union at the end of 2007.

Products and Services

Military Communications. In 2003, the U.K. MoD selected Paradigm to deliver a global military satellite communications service for its next-generation Skynet 5 programme. This groundbreaking contract, pursuant to which Paradigm currently owns and operates the U.K. military satellite communications infrastructure, allows the U.K. MoD to place orders and to pay for services as required. Offering a catalogue of services, Paradigm delivers tailored in-theatre and back-to-base communication solutions for voice, data and video services, ranging from a single voice channel to a complete turnkey system incorporating terminals and network management. Paradigm also provides welfare services, ensuring that deployed troops can call home and can use the Internet. The first two Skynet 5 satellites were launched in 2007, with full operational service scheduled for 2008.

In Germany, a team led by Astrium Services will be providing Germany's first dedicated satellites for a secure communications network, due to be operational from 2009. Two military-frequency satellites and a comprehensive user ground terminal segment will give the German Armed Forces (Bundeswehr) a secure information resource for use by units on deployed missions, with voice, fax, data, video and multimedia applications. The programme is well on track, with the delivery of the first ground station in 2007. Astrium Services, through a joint venture with ND Satcom (Astrium Services: 75%, ND Satcom: 25%) will operate the system on a long-term basis and provide additional capacity from commercial operators.

In 2007, Astrium Services (together with Thales Alenia Space) signed a contract with Mubadala Development Company in Abu Dhabi for the construction of a secure satellite communications system. Astrium Services will manage the programme, supply the space segment (except for the payload) and 50% of the ground segment. Full delivery is expected in 2011.

Finally, Astrium Services extended its international presence by buying GPT from Ericson in early 2007. GPT is a Saudi Arabian company that provides secured communications to the Saudi National Guard.

Navigation. Following extensive negotiation and discussion, the European Union decided at the end of 2007 to move ahead with development of the Galileo programme. The ESA has been placed in charge of direct procurement of the various necessary components (space segment, ground segment, system support, launchers, etc.) with full deployment targeted for 2013. Astrium Services intends to be a major player in the reorganised programme.

The Galileo programme is a major step forward for Europe, representing the first major European-level infrastructure procurement programme with a global dimension that will bring numerous benefits to the continent and the rest of the world. The market potential is promising, as global demand for satellite navigation services and derivative products is growing at approximately 25% a year.

Earth Observation Services. Infoterra provides geoinformation products and services to customers including international corporations, governments and authorities around the world. The successful launch of TerraSAR-X in 2007 — a new radar-based Earth observation satellite that provides high-quality topographic information — significantly expands its capabilities in this field. Infoterra also has access to the imagery capabilities of the Spot satellites, through its 40% shareholding in Spot Image.

Production

Astrium currently operates production facilities located in France (Vélizy, Les Mureaux, Bordeaux, Toulouse), Germany (Backnang, Bremen, Friedrichshafen, Lampoldshausen, Ottobrunn, Rostock, Trauen), Spain (Madrid), the United Kingdom (Portsmouth, Stevenage), the Netherlands (Leiden) and French Guyana (Kourou).

1.1.7 OTHER BUSINESSES

Regional Aircraft – ATR

ATR (Avions de Transport Régional) is a world leader in the market for regional turboprop aircraft of 40 to 70 seats. ATR Integrated is a consortium composed of EADS and Alenia, in which each hold a 50% stake. The EADS ATR business unit, which represents EADS' 50% share of ATR Integrated, is under the responsibility of Airbus.

Market and Outlook

The regional aircraft industry has experienced growing concentration in recent years. During the 1990s, a number of manufacturers merged, closed or ceased production of regional aircraft, leading to the withdrawal from the market of BAE Jetstream, Beechcraft, Fokker, Saab and Shorts. As of 31st December 2007, the worldwide market for turboprop aircraft of 40-70 seats in production was dominated by two manufacturers: ATR and Bombardier.

After a number of years of relatively low activity, the regional turboprop market has grown dramatically since 2005, due in large part to the advantages of turboprop aircraft over jet aircraft in terms of fuel efficiency and CO_2 emissions. In 2007, ATR delivered 44 new aircraft (compared to 24 in 2006) and recorded orders for 113 new aircraft (compared to 63 in 2006). ATR had a backlog of 195 aircraft at 31st December 2007, an increase of approximately 60% over 2006. ATR's market share in 2007 was over 60%. The relative fuel efficiency and reduced CO_2 emissions of turboprop engines, as well as soaring fuel prices, are expected to lead to sustained market activity over the coming years. The market for second-hand aircraft also remained strong in 2007, which led to a further increase in the residual value of used ATR aircraft.

Products and Services

ATR 42 and ATR 72 Series Aircraft. Commencing with the ATR 42, which entered service in 1985, ATR has developed a family of high-wing, twin turboprop aircraft in the 40-70 passenger market that are designed for optimal efficiency, operational flexibility and comfort. In 1996, in order to respond to operators' increasing demands for comfort and performance, ATR launched a new generation of aircraft, the ATR 72-500 and ATR 42-500. Like Airbus, the ATR range is based on the family concept, which provides for savings in training, maintenance operations, spare parts supply and CCQ. In its effort to improve its product performance and value for airlines, ATR launched a new version in 2007, the ATR-600 family, with new glass cockpit and improved engine performance.

Customer Service. ATR has established a worldwide customer support organisation committed to supporting the aircraft over its service life. Service centres and spare parts stocks are located at Toulouse, in the vicinity of Washington D.C. and in Singapore. An e-market place designed to enhance support services developed with Embraer is also available to customers.

ATR Asset Management. Consistent with industry practice, a significant portion of orders received by ATR is conditional on its assistance in financing these orders either through leasing or loan guarantee arrangements. ATR Asset Management manages the resulting risk and employs a strategy of consistent reduction of sales financing exposure.

ATR Asset Management also responds to the growing market for second-hand aircraft by assisting in the placement and financing of used and end-of-lease aircraft. By providing quality reconditioned aircraft at attractive prices, ATR Asset Management has helped both to broaden ATR's customer base, in particular in emerging markets, and to maintain the residual values of used aircraft. In the past, clients for such used aircraft have subsequently purchased new aircraft as they have gained experience in the operation of ATR turboprops. Returned aircraft generally remain out of service for approximately five months as they await reconditioning and resale or leasing, subject to market conditions.

Production

The ATR production facilities are located near Naples, Italy and at Merignac and Saint-Martin near the Toulouse airport in France. Final assembly, flight-testing, certification and delivery occurs at the Toulouse site. ATR outsources certain areas of responsibility to the Airbus Division, including wing design and manufacture, flight-testing and information technology.

General Aviation

EADS Socata

EADS Socata manufactures a range of business aircraft for both the private civil aircraft market and government fleets.
The company is also specialised in aerostructure subcontracting, pursuant to which it produces materials and subassemblies for major international aviation programmes, including, but not limited to, EADS programmes.

Over the past 20 years, EADS Socata has developed a range of piston engine aircraft, the TB family, as well as the single turboprop pressurised TBM 700 for the business market. As a result of continuous development and use of innovative technologies, EADS Socata products rank among the best in the industry.

To strengthen its market position in business and private aviation, EADS Socata has also launched an improved version of the TBM aircraft — the six-seat TBM 850 — featuring increased power, speed and range, brand new digital avionics and new interiors.

The latest TBM 850 model offers a jet-like maximum cruise speed with maximum security and comfort thanks to the new glass cockpit avionics. The single engine turboprop provides all the advantages of a light jet at lower direct operating costs.

Since the launch of its aerostructures activity in the early 1960s, EADS Socata has positioned itself as a tier one global subcontractor for complete assemblies. Its engineering department carries out development and design for key components for major aviation programmes, including Airbus (A400M, A380, etc.), Dassault (F7X), Eurocopter and Embraer. EADS Socata's core skills are in sheet metal forming and stretching, composite materials and semi-manual structural assembly for aeronautic programmes.

EADS Socata is also experienced in the use of composite materials for aircraft structural elements, in particular for the Airbus A330/A340, as well as in metal-composite combination technology and forming of large-dimension metal panels. EADS Socata carries out design work for a number of European aviation programmes, including Airbus, Eurocopter and Falcon aircraft.

In order to maintain its competitiveness in the aerostructure business, EADS Socata established a low-cost facility based in Casablanca, Morocco in 2007.

Aircraft Conversion and Floor Panels

EADS Sogerma

On 10th January 2007, EADS Sogerma completed the sale of three of its subsidiaries dedicated to global support and maintenance — Sogerma Services, Sogerma America Barfield B.C. and EADS Sogerma Tunisie — to the TAT Group. EADS Sogerma will continue to conduct some maintenance activities through its subsidiaries SECA and REVIMA until they are sold. EADS Sogerma also sold its corporate jet outfitting activities to Airbus in August 2007, which in turn created a dedicated subsidiary: ACJC. Currently, EADS Sogerma is focused on its core businesses: aerostructures and cabin interior activities.

In the aerostructures field, EADS Sogerma engages in the design, manufacturing and assembly of Airbus aircraft sections (A318/A320/A330/A340), manufacturing and assembly of ATR wings, design and manufacturing of the A400 ramp door as well as design and manufacturing of pilot and co-pilot seats. In the cabin interior segment, EADS Sogerma designs and manufactures first and business class seats for Airbus and Boeing platforms.

EADS Sogerma owns three sites in France (Rochefort, Bordeaux and Toulouse) and benefits from a low cost subsidiary in Morocco (Maroc Aviation) as well as two subsidiaries specialised in composites: CAQ (Composite Aquitaine) in France and CAL (Composite Atlantic) in Canada.

EADS Elbe Flugzeugwerke GmbH – EFW

EFW has two main business activities: the conversion of commercial passenger aircraft into freighters and the production of flat sandwich aerostructures for all Airbus models.

The conversion of passenger aircraft into freighter aircraft (**"P to F"**) is a common heavy modification undertaken on behalf of commercial aircraft owners. The market for aircraft freighter conversion encompasses freight service airlines such as FedEx, airlines with small aircraft fleets and finance groups. Two considerations drive the decision of aircraft operators to convert existing passenger aircraft to freighters: first, conversion is the most efficient way to obtain a modern freighter; second, it maintains the residual value of an aircraft at a high level by extending the revenue-generating service life. Aircraft converted at EFW are very similar to Airbus serial freighter versions.

According to Airbus estimates, airfreight is expected to grow faster than passenger traffic in the next 20 years. Approximately 3,800 dedicated cargo aircraft should meet this total airfreight demand, of which roughly 75% are forecasted to come from P to F conversion.

EFW's main competitors in the freighter conversion business are independent maintenance, repair and overhaul (MRO) providers, which offer P to F conversions of Boeing aircraft either for their own account or as subcontractors of Boeing. As the only provider of P to F conversions for Airbus aircraft, EFW holds a strong market position in this area. EFW's current civil programmes comprise A300-600 and A310 conversions and accompanying heavy maintenance services. In a joint venture with Airbus, Irkut and UAC, EFW is also preparing for the P to F conversion of A320 and A321 aircraft. For military customers, EFW converts passenger aircraft to multi-role tanker transport (MRTT) aircraft based on the A310. These aircraft can be operated in several different configurations: troop transport, cargo transport, a combination of both, and as a flying hospital. At the same time, the aircraft can deliver air-to-air refueling support.

In the aerostructures field, EFW is the supplier of fibre reinforced flat sandwich panels for all Airbus models. Its product range covers floor and ceiling panels, cargo linings and bullet-proof cockpit doors. EFW's engineering department is a certified design organisation that works to develop future products.

1.1.8 INVESTMENTS

Dassault Aviation

EADS holds a 46.3% stake in Dassault Aviation (listed on the Eurolist of Euronext Paris), with Groupe Industriel Marcel Dassault holding a 50.55% stake and a free float of 3.15%.

Dassault Aviation is a major player in the world market for military jet aircraft and business jets. Founded in 1945, Dassault Aviation has delivered more than 7,500 military and civil aircraft to purchasers in more than 75 countries. On the basis of its experience as designer and industrial architect of complex systems, Dassault Aviation designs, develops and produces a wide range of military aircraft and business jets. In order to avoid any potential conflict between the military products of Dassault Aviation and EADS (Rafale and

Eurofighter) and to facilitate a "Chinese wall" approach, EADS' Dassault Aviation shareholding is managed by EADS Corporate, whereas the Eurofighter programme is managed by EADS' Defence & Security Division.

2007 was another record year for Dassault Aviation, with orders totalling €6.3 billion, including 212 firm orders received worldwide for Falcon business jets. Consolidated revenues amounted to €4.1 billion in 2007, with an operating result of €503 million (12.3% margin).

Military Jet Aircraft

Dassault Aviation offers wide expertise in the design and manufacture of the latest generation military combat aircraft.

Rafale. The Rafale is a twin-engine, omni-role combat aircraft developed for both Air Force and Navy applications. According to government budgetary documents, France is considering the acquisition of 294 Rafale, 234 for the Air Force and 60 for the Navy, for a total programme cost of €32.3 billion. 120 aircraft have already been ordered; of these, 82 are destined to the Air Force, and 38 to the Navy.

Mirage 2000. The Mirage 2000 family reached the end of its production phase in 2006. Today, approximately 600 Mirage 2000 aircraft are in service worldwide.

nEUROn. Dassault Aviation is the prime contractor for the development of the UCAV (Unmanned Combat Air Vehicle) demonstrator, nEUROn. The programme was open to European cooperation and five countries have decided to join in and share the skills of their aerospace industries: EADS CASA (Spain), SAAB (Sweden), HAI (Greece), RUAG (Switzerland) and Alenia Aeronautica (Italy). The nEUROn demonstrator is scheduled to fly in 2011.

Business Jets

Dassault Aviation offers a wide range of products at the top end of the business jet sector. Over 1,700 Falcon business jets have been delivered since the first Falcon 20 delivery in 1965. In-service Falcons currently operate in over 65 countries worldwide, filling corporate, VIP and government transportation roles. The family of Falcon jets currently includes four tri-jets: the Falcon 50EX, 900C, 900EX and 7X, the twin-engine Falcon 2000 and the Falcon 2000EX EASy.

Dasa-Dornier Luftfahrt

DADC, which is 75% held by EADS, holds a 97.2% stake in Dornier GmbH, which in turn holds a 1.6% stake in the capital of Fairchild Dornier Luftfahrt Beteiligungs GmbH, which is the sole shareholder of Dornier Luftfahrt GmbH. Through this minority interest, EADS is not involved in any business decision regarding Dornier Luftfahrt GmbH. Furthermore, Dornier Luftfahrt GmbH is currently involved in an insolvency proceeding.

1.1.9 INSURANCE

EADS Corporate Insurance Risk Management ("**IRM**"), centralised at EADS headquarters, is responsible for all corporate insurance activities and related protection for the Group. It includes continuous and consistent identification, evaluation, prevention and protection of insurable risks. Insurance techniques are used to manage these risks professionally and to protect the assets and liabilities of EADS against financial consequences due to unexpected events. Harmonised insurance policies and standards are in place for all insurable risks underwritten by the Group.

An integrated reporting and information system is in place to enable IRM, in close relationship with insurance managers named by the EADS Business Divisions and Business Units, to respond to insurance related risks of the Group. EADS pursues an insurance risk management strategy that includes operating procedures as well as policies regarding procurement and sales agreements.

A systematic review and monitoring procedure is in place to asses the exposure and protection systems applicable to all EADS sites, (i) ensuring comprehensive and timely identification and evaluation of risks, (ii) the initiation of appropriate mitigation and risk avoidance measures (iii) and/or related adjustments of insurance coverage.

EADS' insurance programmes cover high risk (Core) and low risk (Non-Core) exposures.

Core Insurance Policies underwritten by IRM for the Group cover risks such as:

- Property Damage and Business Interruption;
- Aviation Third Party Liabilities including Product Liabilities;
- Manufacturer's Aviation Hull Insurance up to the replacement value of each aircraft;
- Space Third Party Liabilities including Product Liabilities;

- Commercial General Liabilities including non-aviation and non-space Product Liabilities and risks related to environmental accidents; and
- Directors & Officers Liability.

Claims related to Property Damage are covered up to a limit of €2 billion per loss and €2 billion as an annual aggregate. Aviation Liability Coverage is provided up to a limit of €2 billion per loss, with an annual aggregate cap of €2 billion for product liability claims. Certain sub limits are applicable for Core Insurance Policies as outlined above.

Non Core Insurance Policies cover risks such as:

- Personal Accidents;
- Company Automobiles;
- Personal and property exposures during business trips; and
- Life insurance.

Insurance amounts for Non Core Insurance Lines adequately cover the respective exposure.

EADS follows a policy of obtaining external insurance coverage for all main and individual risks that can be insured at reasonable rates, on sufficient terms and limits provided by the international insurance markets. All insurance policies are required to satisfy EADS' mandatory standards of insurance protection.

However, to be more independent from the volatilities of the insurance markets, EADS uses the capabilities of a corporate-owned reinsurance captive as a strategic tool with respect to the Property Damage, Business Interruption Programme and Aviation Insurance Programme. The captive is sufficiently capitalised and protected so as to ensure its ability to reimburse claims without limiting the scope of coverage of the original insurance policies and not additionally exposing financial assets of EADS.

The insurance industry is still undertaking efforts to reduce its overall exposure. These efforts include increasing premiums, raising deductible amounts and limiting the scope of coverage. Furthermore, the number of insurers having the capabilities and financial strength to underwrite industrial risks is still shrinking. No assurance can be given that EADS will be able to maintain its current levels of coverage on similar financial terms in the future.

1.1.10 LEGAL AND ARBITRATION PROCEEDINGS

EADS is involved in a number of claims and arbitrations that have arisen in the ordinary course of business. EADS believes that it has made adequate provisions to cover current or contemplated general and specific litigation risks.

Although EADS is not a party, EADS is supporting the European Commission in litigation before the WTO. Following its unilateral withdrawal from the 1992 E.U.-U.S. Agreement on Trade in Large Civil Aircraft, the U.S. lodged a request on 6th October 2004 to initiate proceedings before the World Trade Organisation ("**WTO**"). On the same day, the E.U. launched a parallel WTO case against the U.S. in relation to its subsidisation of Boeing. On 31st May 2005, the U.S. and the E.U. each requested the establishment of a panel. At its meeting on 20th July 2005, the Dispute Settlement Body established the panels. Between November 2005 and the present, the parties filed numerous written submissions and attended several oral hearings in both cases. The parties continue to provide input in response to the WTO's written questions in advance of issuance of the WTO panels' reports. Exact timing of further steps in the WTO litigation process is subject to ruling of the panels and to negotiations between the U.S. and the E.U.. Unless a settlement, which is currently not under discussion, is reached between the parties, the WTO panels will render their reports probably sometime in 2008.

The French *Autorité des marchés financiers* (the "**AMF**") and the German Federal Financial Supervisory Authority (the "**BaFin**") began investigations in 2006 for alleged breaches of market regulations and insider trading rules with respect to, in particular, the A380 delays in 2005 and 2006. However, the BaFin formally notified EADS on 3rd March 2007 that it had discontinued its investigations for suspected breaches of market regulations. Upon referral by the BaFin, German public prosecutors are currently conducting investigations regarding suspected insider offences against a few individuals. Furthermore, in Germany, several individual shareholders have filed civil actions against EADS to recover their alleged losses in connection with the disclosure of A380 program delays. Following criminal complaints filed by a shareholders association and by an individual shareholder (including a civil claim for damages), French investigating judges are carrying out investigations on the same facts. For further information related to developments in the AMF investigation in 2008, including the notification by the AMF of charges against EADS and certain of its executives, see "1.2 Recent Developments". EADS belives that the financial risk associated with the AMF procedure and its possible consequences is not material.

On 3rd October 2006, the EADS Board of Directors decided to conduct an independent assessment of individual discharge of duties in the situation that led to the A380 delays. This investigation extended to scrutinizing potential responsibilities at the management level. This investigation concluded that no individual failed to discharge his duties under appropriate legal standards and no personal liability of members of the top management of EADS and Airbus was identified.

EADS is not aware of any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which EADS is aware), during a period covering at least the previous twelve months which may have, or have had in the recent past significant effects on EADS and/or the Group's financial position or profitability, except as stated above.

EADS recognises provisions for litigation and claims when (i) it has a present obligation from legal actions, governmental investigations, proceedings and other claims resulting from past events that are pending or may be instituted or asserted in the future against the Group, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle such obligation and (iii) a reliable estimate of the amount of such obligation can be made. For the amount provided for risk due to litigations and claims, see Note 22 c.) "Other provisions".

1.1.11 INCORPORATION BY REFERENCE

The English versions of the following documents shall be deemed to be incorporated in and form part of this Registration Document:

- "Part 2/1.1 Presentation of the EADS Group" of the Registration Document filed in English with, and approved by, the AFM on 26th April 2006; and
- "Part 2/1.1 Presentation of the EADS Group" of the Registration Document filed in English with, and approved by, the AFM on 25th April 2007.

Copies of the above-mentioned Registration Documents are available free of charge upon request in English, French, Spanish and German languages at the registered office of the Company and on www.eads.com. Copies of the financial statements referred to above are also available in English on www.eads.com and for inspection at the Chamber of Commerce of Amsterdam.

1.2 Recent Developments

EADS North America acquires PlantCML

On 22nd April 2008, EADS announced the acquisition of California-based PlantCML, a leading provider of emergency response solutions, from Golden Gate Capital, a San Francisco-based private equity fund, for approximately $350 million. Based on the good underlying profitability of PlantCML, the acquisition is earning per share (EPS) accretive (on a pre fair value amortisation) in the first year. Leveraging the synergies between the companies is expected to create additional value in the following years. The acquisition was made through EADS' U.S. operating subsidiary, EADS North America, and will become part of the North America business portfolio. PlantCML provides call management and radio dispatch products for emergency call centres, along with emergency notification services, Computer Aided Dispatch (CAD) applications and mapping services. PlantCML has the largest installed base in U.S. public safety answering points.

Notification by AMF of Charges Against EADS and Certain of Its Executives

On 1st April 2008, the AMF announced the notification of charges against EADS and certain of its executives for breach of market information duties and breach of insider trading rules, respectively. EADS, as well as the concerned EADS and Airbus executives, take notice of the decision of the AMF College to initiate proceedings.

In the first step of what is likely to be a long process, the AMF College has considered that the elements gathered during the investigative phase of the enquiry, as interpreted by AMF's investigators, do not justify a dismissal of the case. The AMF will notify EADS and the executives concerned of the nature of the charges against them.

For the first time, EADS and the persons involved will be able to confront the AMF's interpretation with their explanation of the facts of the case. They intend to vigorously exercise their defence rights with the support of EADS, in front of the

Sanction Commission of the AMF which will decide whether to impose fines after due hearing of the parties.

Considering the fact that there is no decision on the substance so far, EADS insists that the principle of presumption of innocence be upheld. EADS believes that the financial risk associated with this procedure and its possible consequences is not material. However, it recognises that these proceedings may have significant consequences on its image and reputation.

Airbus Continues Site Divestment Strategy Despite the End of Preferred Bidder Negotiations with OHB/MT Aerospace

Airbus has terminated negotiations with the OHB/MT Aerospace consortium regarding the sale of the Airbus sites in Nordenham, Varel and the EADS site in Augsburg since a viable industrial and financial solution was not achievable. Airbus will continue searching for other solutions and, in parallel, will proceed with the carve-out of the three sites. The negotiations concerning the partial sale of Filton, the partnering for Meaulte/Saint Nazaire-Ville and the sale of Laupheim continue.

However, the volatility of the financial markets and an exchange rate of nearly $1.60 per Euro — as opposed to $1.35 per Euro when the divestment process was started — have created difficult market conditions that are not conducive to an easy and smooth implementation of this process. In this environment, Airbus will have to consider different approaches or interim steps that will finally lead to the same goal.

EADS-led AirTanker Consortium Signs 27-year Air Refuelling Contract with the U.K. Ministry of Defence

On 27th March 2008, AirTanker, the EADS-led consortium, signed a 27-year contract with the U.K. Ministry of Defence for the provision of air transport and air refuelling capability to the Royal Air Force. The AirTanker consortium has also completed its financing for the programme, raising approx £2.5 billion (€3.2 billion) for investment in the fleet, a new state-of-the-art operational base and associated infrastructure.

The Future Strategic Tanker Aircraft (FSTA) programme includes the provision of a fleet of 14 new tanker aircraft, based on the latest generation Airbus A330-200 to enter service from 2011, replacing the previous fleet of VC-10 and Tristar refuelling aircraft. The contract also includes provision for all necessary infrastructure, training, maintenance, flight management, fleet management and ground services to enable the Royal Air Force to fly air-to-air refuelling and transport missions worldwide.

U.S. Air Force Selects the KC-45A Tanker

On 29th February 2008, the U.S. Air Force awarded Northrop Grumman Corp. a contract for the development and procurement of up to 179 KC-45A tanker aircraft with an estimated contract value of approximately U.S.$40 billion. The initial KC-45A contract with Northrop Grumman covers four system design and development aircraft and is valued at U.S.$ 1.5 billion.

EADS North America is the partner to Northrop Grumman on the new tanker, with responsibility for assembling airframes and providing completed flight-qualified aircraft and refuelling sub-systems. The KC-45A Tanker is based on the EADS A330 MRTT (Multi Role Tanker Transport). Its airframe is derived from the popular A330 jetliner produced by Airbus.

The Military Transport Aircraft Division is responsible within the EADS Group for all military derivative programmes based on Airbus platforms, including tankers. Starting in 2011, production of KC-45A airframes will be performed at Airbus' new Mobile, Alabama aerospace centre of excellence which will house the Airbus KC-45A final assembly facility. In addition, the final assembly of Airbus A330 civilian freighters will be performed at the same centre, providing a robust final assembly line to ensure low risk, high efficiency and increased capacity for both the U.S. Air Force and commercial Airbus customers.

On 10th March 2008, Boeing announced that it intended to challenge the U.S. Air Force's award of the tanker contract to Northrop Grumman. The Government Accountability Office (GAO), the investigative arm of the U.S. Congress, has up to 100 days to review the challenge and make a determination whether to dismiss or uphold it. If it upholds the challenge, the GAO could require the U.S. Air Force to hold another competition.

Airbus Delivers Third A380 to Singapore Airlines

The third Airbus A380 was handed over to Singapore Airlines on 11th March 2008. The third aircraft for the first A380 operator follows the delivery of the first A380 on 15th October 2007 and the second delivery on 11th January 2008. The third aircraft is fitted with the same spacious and luxurious cabin-interior Singapore Airlines revealed on the occasion of the delivery of their first A380, also featuring 471 seats in three classes.

Eurocopter Enjoys Strong Demand for the EC175

Eurocopter encountered strong demand at the world's most important Helicopter Exhibition, Heli-Expo 2008 in Houston, for its brand new EC175. Eurocopter signed intentions to buy with 13 different customers for a total of 111 units. All of these customers intend to use the EC175 mainly for offshore oil and gas missions as well as search and rescue operations. Eurocopter also booked 120 orders for the rest of its range, marking its continued success in extremely active North American and international markets.

Ariane 5 ES Sends the ATV to the International Space Station

On 9th March 2008, an Ariane 5 ES placed the Automated Transfer Vehicle (ATV) supply vessel Jules Verne into orbit on the very first attempt.

Columbus Successfully Docks with the International Space Station

Europe's space laboratory Columbus is in space: it successfully docked with the ISS on 11th February 2008. The module was built by Astrium for the European Space Agency ESA.

Corporate Social Responsibility

2

2.1	**Business Ethics**	**52**
2.1.1	PROPER BUSINESS PRACTICES	52
2.1.2	EXPORT COMPLIANCE	55
2.1.3	COMPLIANCE WITH LAW REGARDING ALL EADS' ACTIVITIES	56
2.1.4	CORPORATE GOVERNANCE STANDARDS	57
2.2	**Sustainable Growth**	**58**
2.2.1	PRODUCT QUALITY AND CUSTOMER SATISFACTION	58
2.2.2	SUSTAINING AND PROTECTING INNOVATION	60
2.2.3	SUPPLIER MANAGEMENT: FOSTERING A MUTUALLY BENEFICIAL RELATIONSHIP WITH EADS' SUPPLIERS	64
2.3	**Environmental Care**	**68**
2.3.1	POLICY	68
2.3.2	ORGANISATION	68
2.3.3	PERFORMANCE AND BEST PRACTICES	69
2.4	**Human Resources: Employer – Employee Relationship**	**72**
2.4.1	WORKFORCE INFORMATION AND ORGANISATION OF WORK	72
2.4.2	HUMAN RESOURCES ORGANISATION	73
2.4.3	HUMAN RESOURCES POLICIES AND PERFORMANCE	74
2.5	**Corporate Citizenship**	**81**
2.5.1	MAINTAINING AN OPEN DIALOGUE WITH EADS' STAKEHOLDERS	81
2.5.2	ENCOMPASSING COMMUNITY INTERESTS IN EADS' GLOBAL STRATEGY	82

EADS was founded seven years ago, as the result of a European industrial ambition to create a world leader in the field of aeronautics, defence and space. Built as a challenger and driver of change, EADS is at the head of some of the greatest European achievements, such as Airbus, Ariane, Eurofighter or Eurocopter. A part of this ambition and vision are its shared values of integrity and social and ethical responsibility. The Group is committed to the principles and values that are laid down in its Code of Ethics as well as to the Corporate Social Responsibility ("**CSR**") policies which were formalised in 2004. Since then, these policies are being progressively cascaded down, and continuously updated in order to take into account the environment and the challenges faced by the Group and to reaffirm its commitment towards its values. 2007 has seen remarkable achievements with a reshaped governance structure, Power8's first results, international deployment initiatives, as well as commercial successes. Yet, the Company has faced technical and industrial challenges over the past two years. EADS believes that its dedication to corporate responsibility policies contributes to the Group's initiatives for long-term competitiveness and performance.

Through its Vision 2020, EADS has clearly reaffirmed its commitment to further develop and integrate its CSR policies within the daily business.

EADS indeed considers that recognition of its social and ethical responsibility is a key enabler to long term value creation. EADS acknowledges that the Group's responsibilities include serving all its stakeholders: customers, employees, shareholders, but also society as a whole through contributing to the well-being of individuals as well as to the prosperity of communities.

The Group's strategy envisages a sustainable balance between economic performance, consideration of stakeholders' interests and respect for the environment. Hence, EADS strives to:

- Move towards eco-efficiency and become a front-runner in developing the most advanced green technologies;
- Deliver value through developing fruitful relationships with stakeholders, with the aim of being a responsible and sought after partner; and
- Sustain economic performance while promoting benchmark ethical standards.

EADS' Approach to CSR

The EADS approach to CSR takes into account the Group's structure and specificities, it builds upon the Group's expertise. The EADS approach to CSR:

- Is coordinated by the Group's Corporate Secretary who (1) is the architect of a comprehensive group-wide organisation to address CSR questions in a structured way; (2) coordinates an internal CSR network to ensure visibility and consistency of EADS' approach both internally and externally; (3) identifies and explores emerging issues facing the field of CSR, and defines the means to respond accordingly; (4) makes proposals and recommendations to the EADS management regarding all CSR matters, (5) represents EADS before outside networks and maintains the dialogue with stakeholders, and (6) the Group's Corporate Secretary is in addition in charge of coordinating and managing Ethics and Compliance matters at Group level;
- Provides a framework setting out guidelines for the Divisions and BUs that are responsible for the day to day business and that ensures dialogue with their direct stakeholders;
- Addresses the EADS CSR key challenges such as export compliance: As a defence company, EADS Group specifically acknowledges its responsibility in selling defence products and providing services to nations that contribute to their security during peace time. EADS delivers products and integrated solutions pursuant to customer specification. These products have to comply with the applicable laws put in place by the responsible government (arms export laws, embargo rules, Ottawa agreement, and anticorruption policy); and
- Incorporates the specific nature of the Group's products, such as the average lifecycle of over 30 years which requires a continuous long-term approach.

The present chapter aims at illustrating that the EADS CSR policies are already increasingly incorporated into daily business, by describing best practices identified throughout the Group and reporting performance indicators. A number of quantitative and qualitative Key Performance Indicators ("**KPI**"), based upon the Global Reporting Initiative, the Global Compact principles and the French Nouvelles Régulations Économiques and tailored to EADS' business were indeed defined, starting with the 2004 report, and reflect some of EADS' CSR achievements.

EADS Code of Ethics

At the time of the creation of EADS, the Code of Ethics was established and communicated to the employees of the Group. This Code of Ethics aimed at emphasising values that were key success factors for achieving an efficient integration of different companies into one group. In 2005, more than four years after the creation of EADS, in light of its establishment as a market leader in many of its businesses, and considering the evolving legal environment relating to business ethics, EADS updated the Code of Ethics in order to reflect practices recommended by various codes and laws and to align with best practice.

The enhanced EADS Code of Ethics sets out in one single comprehensive document the Group's business guidelines related to the ethical standards that the Group adheres to.

The Code of Ethics serves as a core EADS business guideline of an architecture of documents in which the code also refers to pre-existing, detailed policies as laid out in the EADS Corporate Handbook as well as Division or BU specific policies and processes. It is based on EADS' underlying values and is fully in line with internationally recognised standards as laid out in charters, declarations or guidelines, such as the Universal Declaration of Human Rights, the International Labour Organisation's Declaration and OECD Convention. EADS, as a signatory of the United Nations Global Compact, is committed to promoting, within its sphere of influence, the application of fundamental values regarding Human Rights, Labour, Environment and Anticorruption. EADS is willing to report on the Group's success in implementing its sustainable development strategy.

Since April 2006, the Code of Ethics is available in the four EADS languages on the Group intranet and can be downloaded from the EADS web site www.eads.com.

The Code of Ethics covers the full scope of EADS' CSR policies, addressing in its five chapters the principal lines of ethical behaviour:

- "Creating a positive working climate" describes EADS' principles in terms of, e.g. dialogue and representation, equal opportunities policy, and management of HR development;
- "Doing business ethically" discusses issues such as conflicts of interest, export control and contracting with governments, as well as the hiring of government officials;
- "Fostering sustainable growth" deals with proper use of information and intellectual property rights, as well as relationships with suppliers;
- "Respecting the environment" covers developing environmentally sound processes and products; and
- "Living in our communities" describes the ways in which EADS contributes to the life and development of communities where it operates.

The Code of Ethics, therefore, gives guidance to all employees about appropriate conduct in their professional environment.

EADS is committed to implementing the principles described in this Code, in particular through entrusting an EADS Ethics Committee with compliance responsibility in ethics matters.

The Code of Ethics describes the missions of the Ethics Committee set up by the EADS Board of Directors. In particular, the Ethics Committee will offer guidance to the EADS Chairman, the Board of Directors and its Committees, the CEO, and Executive Committee, as well as management at large regarding all ethical questions. The Committee will submit at least annually a report to the EADS Board of Directors with respect to each year's activities. It will also implement appropriate coordination with the compliance functions of EADS and its Divisions.

In 2006, EADS initiated a review of its compliance activities and processes; its findings were that EADS had a solid base of compliance practices, compliance processes existing for each of the CSR domains relevant to the business. Within the aerospace and defence industry, the overall level of compliance in the CSR domains is globally rated average or above average by rating agencies. The level of achievement by EADS of these agencies' expectations varies among the covered topics, depending upon the compliance levels that the Group has already completed e.g. the international compliance programme (see infra 2.1.1) is well perceived by EADS' stakeholders for it provides clear compliance rules, a structured compliance organisation and the implementation of compliance processes is substantiated by KPIs. Notwithstanding, the Group is considering to further develop its compliance approach and thus, is studying the possible implementation of a comprehensive group-wide compliance organisation to address overall compliance in a structured way. This organisation would also aim at further developing the awareness of the principles laid down in the Code of Ethics as well as at ensuring that individual behaviour is in line with the Group's commitments and policies. The contemplated organisation shall incorporate an ethics alert system.

EADS CSR policies

EADS' policies have been designed to support and implement EADS' long-term vision and strategy in terms of CSR and are supported by an internal control system in areas such as compliance with OECD rules, export restrictions, IP protection, research and development etc. (See "Part 1/ 2.1.5 Internal Control and Risk Management Systems"). They give guidance for day-to-day business and are in accordance with EADS' underlying values.

CSR POLICIES ON DOMAINS IDENTIFIED AS MOST RELEVANT FOR EADS

CSR Domains	Specific Policy Items
Business Ethics	Proper business practices Export Compliance Compliance with the laws regarding all EADS' activities Corporate Governance standards
Sustainable Growth	Product quality and customer satisfaction Sustaining and protecting innovation Fostering a mutually beneficial relationship with EADS' suppliers
Environmental Care	Minimising environmental impacts of EADS' activities throughout the products' life cycle Promoting environmental consciousness and maintaining constant dialogue with stakeholders
Employer-Employee Relationship	Providing a safe workplace for EADS' employees and subcontractors Caring for EADS employees and know-how Ensuring equal opportunity for all EADS employees Ensuring efficient management of skills and know-how Promoting proactive dialogue with EADS' employees
Corporate Citizenship	Maintaining an open dialogue with EADS' stakeholders Encompassing community interests in EADS' global strategy

The policies and related practices are set out in more detail below.

2.1 Business Ethics

2.1.1 PROPER BUSINESS PRACTICES

Doing international business requires being especially vigilant so as to ensure that all companies belonging to the EADS Group always comply with all applicable laws and regulations relating to international sales, as well as with very high business ethics and integrity standards. EADS aims at setting standards to govern its business ethics and integrity policies which often go beyond applicable laws and regulations.

To achieve this aim, EADS has been implementing a comprehensive set of rules and processes since 2000 aimed at ensuring compliance with such laws, regulations and business ethics and integrity standards.

2.1.1.1 Policy

- *"EADS is active in sectors which are strictly ruled by national and international regulations. EADS is committed to absolute compliance with applicable regulations wherever its entities operate.*
- *Fighting against corruption and economic crime in foreign trade has become a major challenge for all international companies. In order to meet this challenge, EADS is fully committed to complying with applicable national and international legislation, including the OECD Convention of November 1997, as incorporated into the legislation of 37 countries. EADS' International Compliance Programme (also known as the "Rules relating to Foreign Trade") is a corporate policy, applicable to all international operations of EADS and its affiliated companies, intended to detect and prevent bribery and unfair dealing.*
- *EADS is often involved in proposals, bid preparations or contract negotiations with governmental authorities because of the nature of its products and services. The Group's policy is to compete fairly and legally for all business opportunities as well as to conduct negotiations and perform contracts when awarded in compliance with all applicable requirements, specifications and contractual obligations."*

2.1.1.2 Organisation

The EADS Rules for Foreign Trade

EADS has implemented a detailed corporate policy, the *EADS Rules relating to Foreign Trade,* which applies to all international operations of the Group's entities, and which is intended to detect and prevent bribery and unfair dealing in international sales. This policy has been published in EADS' Corporate Handbook and is incorporated in the EADS Code of Ethics, which is available to all employees through the Company intranet.

The policy entails effective control of international operations, through the conduct of appropriate due diligence of business partners, regular audit and reporting mechanisms and enhanced training sessions within all BUs. It also sets out appropriate guidelines regarding the acceptance of gifts and hospitality.

The main pillars of the Rules for Foreign Trade are the following:

- Transparency in the selection of all business partners. All business partners engaged by an EADS company have undergone a strict engagement procedure, based on (i) a due diligence aimed at confirming that the prospective business partner is reputable and qualified to work for EADS, (ii) internationally recognized standards (location, credentials, ethical track record, etc.) and (iii) a commitment to abide by the Group's policies prohibiting corruption and payment of bribes;
- "Appropriate remuneration for legitimate services". EADS is very keen to ensure that all payments due and payable to any business partner are justified by legitimate services rendered and do not exceed sound market practices; and
- Monitoring of the contractual relationships with such business partners (and the related payments) until satisfaction of all contractual duties.

Those policies and procedures shall apply to all operations directly or indirectly relating to foreign trade.

The Group's business partners must respect these policies and procedures, and any failure to do so shall lead to early termination of the contract in place.

Furthermore, EADS conducts regular audits of implementation of all related agreements entered into by BUs to verify that Group policies and procedures are properly implemented and the BUs are instructed to report on a yearly basis on the implementation of such policies and procedures. This is especially the case concerning the payments made to the business partners, which must at all times be fully justifiable.

In 2007, EADS has a network of 42 International Compliance Officers ("**ICOs**") representing each BU. ICOs are responsible for ensuring the correct application of the policies and procedures within their respective BUs. They are also in charge of nominating appropriate "ICO correspondents" in each BU's controlled entity with a view to properly cascading the compliance duties in all operating countries.

Partnerships and initiatives

EADS is also developing regular contacts with international bodies such as the OECD, the International Chamber of Commerce ("**ICC**") and the European Union ("**GRECO**") and peer companies with a view to setting and promoting integrity standards in the aerospace and defence sector. In this respect, EADS works closely with the European Aerospace & Defence Industries Association of Europe ("**ASD**") and its members (such as CIDEF and GIFAS in France, BDLI in Germany, ATECMA & AFARMADE in Spain or SBAC in the U.K.), and also with major European aerospace and defence companies. As a consequence, ASD has produced, in 2007, a "**Common Industry standards**" document ("**CIS**") approved by the ASD Council, to promote and enhance integrity practices amongst its members. This document defines the principles aiming at setting high standards, exchanging best practices, promoting training and compliance programmes, and more generally generating and disseminating common European industry positions on ethics and anti-corruption issues to observe and apply national legislation on anti-corruption rules implementing the 1997 OECD Convention against corruption and the United Nation Convention Against Corruption ("**UNCAC**") as well as any other applicable laws. The largest international aerospace and defence companies and associations have adhered to the CIS.

EADS promotes and opens dialogue with other companies and industry associations, especially those belonging to OECD countries (e.g. U.S.), but also non-OECD countries at a later stage. As a matter of fact, EADS views such an international initiative as a perfect opportunity to enhance the level playing field which the OECD Convention, and thereafter the UN Convention, have started to establish i.e. criminalise corrupt practices, develop national institution's to prevent corrupt practices and to prosecute the offender, cooperate with other governments to recover stolen assets and help each other to fight corruption, reduce frequency and reinforce integrity.

EADS is also maintaining a relationship with the ICC anti-corruption Commission and the French Corruption Monitoring Council (*Service central de prévention de la corruption*), which signed a convention with EADS in 2003.

According to a survey conducted by Novethic and the SCPC (Service Central de Prévention de la Corruption) in 2006, only seven companies amongst those belonging to the French CAC 40 are reported as being transparent and meeting international standards. EADS is one of these companies.

2.1.1.3 Performance and Best Practices

In December 2005, EADS made a first **amendment of the Rules for Foreign Trade**, as a result in particular of advice received from reputable international experts in business ethics and anticorruption laws and practices. The main objective of these amendments was to adapt the Rules to the evolution of the Group, and to disseminate the identified best practices across the Group as a whole. With the aim to constantly monitor the Rules according to the industry standards and best practices, a new update is planned in 2008.

EADS conducts regular **assessments and audits** to detect and spread Group best practices in international business ethics.

In addition, the Group has developed a comprehensive **training policy** so as to disseminate an awareness culture within all BUs. All employees dealing with international business attend such training sessions. In order to communicate and explain the Group's corporate values and policies to all concerned, around 87 training sessions took place in 2007 across EADS, sometimes with the attendance of third parties (prosecutors, representatives of international bodies, lawyers, etc.). This represents a very high number of training sessions, which demonstrates that the dissemination of the EADS compliance culture in all BUs is a key element of EADS' management system.

The Group has issued a leaflet entitled "*EADS Business Ethics Policy For Consultant Agreements: Transparency & Substantiation*", which is given to all prospective international marketing consultants. This leaflet summarises Group policies and procedures regarding selection of international business partners. Such international business partners are also invited to attend specific training sessions when deemed apropriate.

The Group's ICOs meet periodically to share concerns and best practices. An annual ICO Conference has been organised since 2003 involving more than 100 people involved in foreign trade business and operations. The last "International Compliance Officers Workshop" held on June 2007 in Paris was focused on the EADS Rules dedicated to:

- The Offset Providers with a dedicated Offset Service Provider Procedure; and
- The International Business Engineering Projects with the selection and validation process through the Companies Development & Selection Committee ("**CDSC**").

The workshop also details the achievements made regarding the implementation of the Rules Relating to Foreign Trade within the BUs, including countries' information on Public Officials Code of Conduct relating to "Gifts & Hospitality".

EADS also releases Group-wide internal bulletins on a regular basis, the so-called **ICP Info** Newsletters (International Compliance Programme Newsletters). These focus on the evolution of the regulatory environment for foreign trade and highlight information reported by international media regarding the fight against corruption and economic crime worldwide. These bulletins complete and update the information given to EADS employees during the training sessions.

In relation with its international businesses, EADS uses third parties, such as consultants and international business partners in order to provide appropriate assistance and expertise to BUs on current or potential business for EADS and/or promote EADS products or services in various countries.
The contractual arrangements for such services are governed by internal rules and policies that describe the entire contractual process, from the selection of the partner to the implementation and execution of the agreed service. In order to ensure that the rules are understood and strictly applied, consultant and service providers agreements are audited.
The purpose of these audits is to check the substantiation of the contractual duties delivered by the third party in exchange for remuneration. The table below presents information concerning the percentage of consultant files audited in each of the past three years. None of the audits have revealed any material deficiencies.

	2007	2006	2005
Consultants & other business partners files audited*	94.9%	91.9%	92.3%
Number of ICP Info Newsletters issued	3	3	3
Number of training sessions held by ICOs	87	76	52

Scope: EADS.
(*) Total audited files/Total active files of consultants and other international business partners (2005 figure has been re-calculated accordingly).
Improvement of the Rules' implementation process within existing, and new, EADS controlled entities, has increased the number of Consultants and other Business Partners files received by EADS International Operations.
Adjustment in EADS perimeter would lead to additional audits in 2008.

2.1.2 EXPORT COMPLIANCE

2.1.2.1 Policy

- *"EADS complies with all national import and export control regulations that govern the exports and imports of commodities, technical data and technical support (including national commitments regarding E.U. and U.N. obligations).*
- *EADS follows the compliance guidelines of the applicable export control administrations. The Group always obtains export licenses and other government approvals prior to exporting products and technology controlled by governments or the E.U..*
- *EADS is committed to implementing industry best practices; the Company complies with EADS internal policies and all business objectives worldwide, which may exceed the requirements of national laws and regulations."*

According to the particular nature of the industries that it is active in, EADS has put a special focus on the overall compliance with export control regulations and laws. Especially in the area of defence and dual use goods, governments are important customers; EADS has established a cascading system of export control procedures and policies, also taking into account that export policy is an important element of foreign policy of the governments of EADS' home countries.

2.1.2.2 Organisation

In the Western world, export legislation has a high degree of commonality and export control rules are harmonised by various international export control regimes by governments. Therefore, the ultimate decision for exports is always in the hands of relevant governments and EADS does not export any product without a respective export licence.

Within EADS, there are **national export control organisations** in each country, assuring compliance with the respective national laws and regulations. They give approval or advice for all export activities (prospecting, negotiation, offers, proposals, licensing, shipment...) at the earliest possible point in time. These organisations are also responsible for adequate education and training of all export control officers in the Divisions and communication of applicable laws and regulations. They also ensure harmonised licensing procedures according to the respective national regulations. Meetings between the national export control organisations are held on a regular basis.

In addition, in each of the **Divisions** there is a **cross country export control organisation** in place handling both the business specific issues and the day to day business and controlling compliance with licenses at the final stage of the delivery of the goods, technologies or services.

In each of its home countries, EADS is known as a reliable exporter. It works closely together with the government in the ultimate goal of preventing proliferation of sensitive goods and technologies to non reliable countries or persons. For any delivery, EADS checks the reliability of the end use and the end users according to various criteria.

In recognition of EADS seriousness and reliability, the Group is a privileged partner to the governments of its home countries and e.g. holds Global Project Licences and simplified approval and exporting procedures.

Although the responsibility and liability for exports is in the hands of its BUs, the CEO reserves personally the assessment of any **export in sensitive countries** by a special directive and special procedures. This procedure is based on a case by case review in which EADS' Strategy and Marketing organisation provides EADS' top management with legal elements and geo-politics inputs for the final review.

If a planned export may be of concern for one of EADS' home countries, the political situation is checked in close connection with governmental authorities.

2.1.2.3 Performance and Best Practices

Export Control Committee

The national heads of Export Control and the Divisions' heads of Export Control form the Export Control Committee which holds quarterly meetings for exchanging information, and establishing specific cross country procedures tailored to the operative business (space, defence, aeronautics).

The Export Control Committee has prepared an EADS Compliance Directive in export matters and maintains the information about sensitive countries up to date. The national heads of Export Control are responsible for issuing and maintaining national export control compliance manuals on the basis of EADS common principles and rules.

Training and Education

The export control professionals hold training and education sessions for employees and managers of all operative organisations involved in export control (e.g. procurement, sales, engineering and project management). Export control education is also part of EADS' management development programmes.

Procurement Directive

Due to the extraterritorial application of export and re-export regulations of some countries (e.g. U.S.), EADS is forced and committed to comply with these laws and regulations. In order to ensure compliance and to manage economic risks, EADS has issued a procurement directive. This directive asks for export classification of foreign products already in the phase of procurement in order to be able to be compliant during the whole supply chain and to minimise economic risks of compliance cost for further phases.

Audits

The EADS export compliance system is regularly audited and approved by governmental authorities. Also external ex-post controls of compliance with laws and regulations are performed.

In 2005, a comprehensive internal audit took place for the export control systems in each country and in each Division. There were no major findings, neither by external audits, nor by the internal audits concerning legal compliance. A number of proposed operational improvements were implemented in 2006 and 2007.

2.1.3 COMPLIANCE WITH LAW REGARDING ALL EADS ACTIVITIES

Compliance and verification of compliance with all the laws and regulations of the countries where the Group does business is a must at EADS. Rapid changes in the industry and the overall global environment constantly present new legal or regulatory requirements which call for robust internal controls in the field of legal compliance.

2.1.3.1 Policy

- *"EADS is committed to complying with antitrust and competition as well as humanitarian law, when applicable, in all of its activities and throughout the Group.*
- *EADS screens new customers and suppliers to ensure that they do not do banned business."*

The overall compliance with the law programme: Amongst the various areas of the law which require constant monitoring, it is worth mentioning a few examples that are of particular importance to EADS, although the list is only indicative. Examples of this permanent monitoring process are: compliance with the laws and regulations governing competition, protection of the environment, public sector procurement and accounting and financial reporting.

Compliance with Corporate Governance standards is another area of focus. Governance practices are developed and monitored to fulfil the Board's responsibility towards customers, shareholders and employees, to oversee the work of management in the conduct of the Company's business, and to serve the long-term interest of stakeholders.

Insider Trading Rules: The Dutch AFM, as well as other stock exchange authorities (the French AMF, the German BaFin, and the Spanish CNMV), which regulate the markets on which EADS securities are listed, impose certain rules upon EADS and require it to enforce these rules internally. Hence, EADS adopted in 2000, its Insider Trading Rules. EADS' Insider Trading Rules belong to the best practise processes and apply to all EADS employees and even for some time after people retire or leave the Company. The guiding principle is that employees should freely perform any EADS securities transactions provided that they act in accordance with EADS Group's policies which are set out in EADS' Insider Trading Rules. According to the rules, more than 2,500 managers are strictly subject to no-trading periods over the year. People in higher and top management functions have only very limited trading windows after each quarterly results publication. On top of this, those concerned also have to inform the Insider Trading Rules Compliance Officer in order to proceed with the transactions. All No-Trading Periods are widely communicated amongst the respective communities and people are personally informed by mail when they are subject to such trading restrictions.

2.1.3.2 Organisation

From an organisational standpoint, EADS **Legal Affairs**, in coordination with the Divisions' and BUs' legal departments, is responsible for designing, implementing and overseeing the policies and processes aimed at ensuring that EADS' activities abide by all applicable laws and regulations. Teamwork amongst all the legal players is aimed at ensuring consistent and comprehensive legal processes in compliance with national requirements. Corporate Legal Affairs is also responsible for overseeing all litigation affecting the Group, as well as for the legal safeguarding of the Group's assets, including intellectual property.

Extended networks of professionals (e.g. intellectual property...) located close to operational players drive legal compliance activities. These professionals are capable of handling the requirements of the many jurisdictions that are relevant to EADS, not only in its "home countries" but abroad as well.

The CFO is the **Insider Trading Rules Compliance Officer.**

The **Corporate Secretary** with the support of the Legal Affairs departments also plays an essential role in the setting up and administration of EADS Corporate Governance procedures as well as legal documentation underlying delegation of powers and responsibilities.

Finally, all those activities are audited by the **Corporate Audit department** which consists of a team of dedicated professionals who are familiar with the requirements and challenges of the Company's international business.

2.1.3.3 Performance and Best Practices

Whatever the legal environment they are subject to, BUs are extremely vigilant in monitoring legal risks. They constantly ensure that regulations are applied and track any infringement risks so as to prevent them. This is based on basic processes:

- **Training and awareness**: a preventive approach is based on the combination of Company policies and values supported by solid infrastructure for legal compliance, training initiatives and general employee awareness actions as well.
- **Identifying and mitigating legal risks**: Whatever the source of the legal compliance risk may be, EADS takes responsibility for finding the facts and analysing the applicable laws; measures are then taken to deal with the situation in a proactive manner.

Sharing information, especially within the community of legal professionals is designed to help the Company learn from mistakes, if any, thus using its experience to continue raising the bar in its processes.

The **EADS Insider Trading Rules** are regularly updated in order to take into consideration recent changes in European regulations as well as to ensure EADS' adherence to best-in-class corporate governance standards. The EADS Insider Trading Rules are provided to the relevant Market Authorities for verification and confirmation.

	2007	2006	2005
Court decisions regarding cases pertaining to antitrust and monopoly regulations	None	None	None
Descriptions of policy, procedures/management systems, and compliance mechanisms for preventing anticompetitive behaviour	i) EADS Code of Ethics including but not limited to all relevant provisions of Code of Ethics relating to compliance with competition law; and ii) Regular legal risk analysis as issues come up.	i) EADS Code of Ethics including but not limited to all relevant provisions of Code of Ethics relating to compliance with competition law; and ii) Regular legal risk analysis as issues come up.	i) EADS Code of Ethics including but not limited to all relevant provisions of Code of Ethics relating to compliance with competition law; and ii) Regular legal risk analysis as issues come up.

Scope: EADS.

2.1.4 CORPORATE GOVERNANCE STANDARDS

Compliance with Corporate Governance standards is an area of specific focus at EADS.

In addition to being a Dutch registered company, EADS is listed in multiple countries. This implies the necessity for EADS to comply with different regulations.

As a consequence, the Group is permanently monitoring the laws and regulations, as well as the current market practices in the countries it is based in, in order to ensure its conformity with the evolution of Corporate Governance in general. Governance practices are developed and monitored to fulfil the Board's responsibility towards shareholders, to oversee the work of management in the conduct of the Company's business and to seek to serve the long-term interest of shareholders.

EADS, in its continuous efforts to adhere to the highest standards, applies the provisions of the Dutch Corporate Governance Code ("**Dutch Code**"), which includes a number of non-mandatory recommendations and, if the case arises, the reason for non-application of such provisions are explained, in accordance with the Dutch Code's "Apply or Explain" principle. The few non-compliance matters with regards to recommendations of the Dutch Code mostly result from EADS being aligned with general market practices in the countries it is listed in and its particular governance structure, as laid down in its Articles of Association.

Since its creation in 2000 and until 22nd October 2007, EADS was led by a dual-headed management structure, with two Chairmen and two co-Chief Executive Officers, which has provided the necessary balance and stability required for a company with such a unique industrial and multi-national heritage.

On 16th July 2007, Daimler*, the French Government and Lagardère decided, together with the EADS management team, to implement a new management and leadership structure. The German Government was also consulted. Guiding principles of this modification were efficiency, cohesiveness and simplification of EADS' management and leadership structure, towards corporate governance best practices while maintaining a balance between the French and the German core shareholders. Under the simplified management structure, EADS is now led by a single Chairman and a single Chief Executive Officer.

The core shareholders also concluded that it was in the best interest of the Group to recommend an increase in the number of independent members on the Board of Directors to appropriately reflect the global profile of EADS by conforming to international corporate governance best practices. In this respect, both Daimler and Sogeade relinquished two seats on the Board of Directors and four independent directors were elected during the Extraordinary General Meeting of Shareholders held on 22nd October 2007. Apart from the Chief Executive Officer, the Board no longer comprises executive directors.

2.1.4.1 Policy

- *"EADS is determined to set the standard of excellence in the field of Corporate Governance. EADS is committed to meet and even exceed social, legal and statutory requirements to ensure transparent management and recording.*
- *EADS commits to providing the most accurate and reliable information and records in all decision-making processes and business relations, both inside and outside EADS. To achieve the highest standard of reliability, EADS continuously improves its Internal Control and Risk Management procedures."*

2.1.4.2 Organisation

See "Part 1/Chapter 2 Corporate Governance".

2.2 Sustainable Growth

EADS supplies some of today's most advanced technology in the field of aerospace and defence. EADS strives to meet the customers' requirements for competitive, cost effective and innovative technology. The Group's development relies on its ability to deliver products and services that meet customers' requirements. Sustaining this development requires focus on the product quality, continuous innovation and the best supplier management.

2.2.1 PRODUCT QUALITY AND CUSTOMER SATISFACTION

As an industry leader in aerospace and defence, EADS is constantly striving to build upon its solid reputation for excellence in its products, processes and people. With a focus on continual improvement and on building customer confidence by improving On-Time and On-Quality Delivery (**"OTOQD"**), EADS demands that every area of its operational business challenges and improves its levels of Quality and Operational Excellence, internally and throughout the supply chain.

2.2.1.1 Policy

- *"EADS is fully committed to achieving the highest levels of customer satisfaction, driving continuous improvements in the quality of its products, processes and people and deploying the most demanding Quality Management Systems.*
- *EADS actively seeks key customer feedback through a structured Group-wide process of Customer Reviews."*

2.2.1.2 Organisation

The Chief Quality Officer (**"CQO"**), reporting to the Chief Technology Officer (**"CTO"**), is in charge of stimulating, coaching and supporting the BUs to implement continual improvements in operational level OTOQD performance and to maintain and improve customer confidence in EADS.

In particular, he chairs an EADS Quality Council with senior level representatives from each BU to agree on actions and priorities and to drive OTOQD deployment in all BUs.

* Formerly "DaimlerChrysler".

CQO animates, supports and drives a network of BU operational level experts to ensure that the EADS Improvement Programme ("**EIP**") is tuned directly to the needs, priorities and maturity of each BU in line with EADS 2020 Vision.

CQO also represents EADS in relevant Quality, Standards and Regulatory bodies at both National and International level commensurate with the status of EADS as a global aeronautic, space and defence company.

2.2.1.3 Performance and Best Practices

A major initiative, the EIP, was launched to deliver enhanced Customer confidence and satisfaction through driving operational improvements in those industrial processes which contribute to achieving OTOQD of products and services to end customers. In 2006, the EADS Improvement Programme was deployed throughout all EADS BUs.

This EIP acts on four key areas for improvement:

Customer Confidence

EADS operates in a business where long term relationship is needed with Customers. An EADS products' average life span is 40 to 50 years. Customer confidence is therefore absolutely key.

A common methodology was introduced in early 2005, with a view to deploying it consistently throughout the Group. This Customer Review process ("**CRp**") methodology is based on a structured series of interviews targeting the key decision makers at EADS' strategic customers. These interviews are performed by the BUs' top management.

The goal is to measure the level of customer confidence, which is more important than satisfaction in determining its loyalty. EADS aims to assess and to continuously improve the relationships between the Group and each of its customers. Improvement plans which result from these interviews are reported to the interviewees.

A total of more than fifteen CRps have been launched from the beginning of the programme.

More complex CRps are implemented for Defence customers. They are conducted at national level rather than at BU level, governments' procurement activities being by nature cross-BUs. A Defence CRp was performed in each of the four EADS home nations.

The approach has been warmly welcomed by Customers worldwide. In some cases, the EADS culture of "actively listening to the Customer" supported the Group in winning new contracts.

The French and U.K. MoD praised and valued EADS' "Customer attitude" and fully support the continuing process.

Most BUs have now engaged in the process and some second rounds are being launched when results from the previous rounds can be witnessed by Customers.

The Customer mindset is spread throughout the Company with the target of embedding it in EADS' culture and Quality Management System.

Programme & Risk Management

In order to tackle and improve OTOQ delivery, and therefore boost customer confidence, EADS launched a group wide project in 2006 to improve Programme & Risk Management ("**P&RM**") performance.

In 2007, a dedicated P&RM Council was created, comprising members from each of the EADS Divisions and involved corporate functions.

The P&RM Council developed the P&RM framework: a common referential defining the key characteristics of the processes for managing programmes, and the basis for a common EADS P&RM language and terminology. Based on a recognized worldwide standard, it addresses key areas such as managing risks & opportunities, independence of phase reviews, integrated multi-programme planning and execution.

To understand and tackle the problems faced on key EADS programmes, programme assessments have been run leading to concrete improvement actions at programme level.
These actions include clarification of roles and responsibilities on multi-partner programmes and pilot implementation of modern integrated planning methods. Experience gained from the technical assessments run in 2006 and 2007 is built into the common P&RM framework.

The HR team has been very active in 2007 on the following two subjects which have been adopted and aligned with the work of the P&RM Council:

- A Programme Managers Network ("**PM Network**") was created to engage experienced practicing programme managers from across EADS. This is the forum for PM's to meet and share their experiences, lessons learned, and best practices; and
- A strategy was developed, with guidelines and rules for sustainable structured development giving future programme managers the right mix of multi-discipline, multi-functional and transnational experience, training and skills.

In 2008, the process of spreading best-practices between programmes and divisions will start, using the outcomes of technical programme assessments, technology readiness reviews, and other programme reviews to establish the areas where maximum benefit could be gained by cross-divisional collaboration.

Lean Operation

Lean Operation at EADS is driving continual improvement in:

- The elimination of non value-adding activity;
- Forging closer links throughout the supply chain; and
- Ensuring processes are robust in all operational workflows.

All EADS Divisions have been actively working in Lean-based performance improvements in the manufacturing areas for several years. EADS is now focused on leveraging these individual improvement actions to accelerate deployment across the Group by actively spreading best practices (e.g. EADS Lean Day for Plant & Operations Managers on October 2007 in Airbus) and on extending the scope to develop Lean Supply Chain improvements in 2008.

In order to effectively drive this, EADS has created a Lean Operations council (quarterly meetings in 2007) comprising senior executives from each Division having both the expertise and authority to drive lean-based improvements within their respective Division and another initiative through the Lean Development Council is starting in January 2008.

DRIVER and EADS Black Belt

EADS equips managers with an "Improvement Methodology and Toolkit". This is the purpose of the "DRIVER" methodology defined in 2005, along with the complete training syllabus (more than 10 training modules and 30 tools). DRIVER is EADS' specific Improvement methodology. The corresponding training can be delivered in the format of "Executive Black Belt" (0.5 day), "EADS Silver Belt" (2.5 days), "EADS Green Belt" (one week) or "EADS Black Belt" (four weeks). To be recognised as Qualified Improvers, EADS Black Belts must complete, on top of their training, an improvement project that can deliver measured benefits in terms of On Time on Quality Performance, costs savings, Customer Confidence or a mixture of the three elements.

A learning management system ("**LMS**") supports and monitors the programme deployment, also enabling candidates to share best practices and use trans-BU networks for mutual support. At the end of 2007, more that 330 people had been enrolled as EADS Black Belts in the sessions held across EADS Divisions and BUs. A total of 776 Executive Black Belts, 546 EADS Silver Belts and 424 EADS Green Belts have been achieved.

2.2.2 SUSTAINING AND PROTECTING INNOVATION

2.2.2.1 Innovation Strategy

The world will change considerably in the coming decades, requiring new products based on emerging technologies and efficient processes. Products and processes must be tightly linked to improve competitiveness and differentiation. Research & Technology ("**R&T**") plays a central role in EADS remaining competitive by being more innovative, better, cheaper and faster in delivering products than its competitors, in view of the fact that European companies suffer from a largely fragmented and generally lower customer funding than e.g. their U.S. peers.

In addition, EADS and its Divisions promote cutting-edge technologies and scientific excellence to contribute to global progress and to deliver solutions for the challenges of societal issues such as Environmental Protection, Mobility, Defence & Security, and Safety.

Policy

"EADS' innovation strategy aims at increasing competitiveness and profitability through promoting an innovation continuously improving quality of services and products as well as efficiency of processes."

Organisation

The **Chief Technical Officer's** mission is to be the EADS focal point for R&T. The CTO ensures that business strategy and technology strategy are closely linked and he is responsible for the development of design and manufacturing tools and innovation across EADS. The CTO is a member of the EADS Executive Committee and he has the responsibility for the entire R&T budget and R&T production within EADS.

The CTO delivers shareholder value through a stringent, leading-edge R&T portfolio that enables flawless introduction of new technologies on future products with strong returns-on-investment. He also aims to maximise customer excitement by providing high-value solutions that meet the technological, performance, safety, and cost-competitive pressures that challenge the Company's future. In addition, he addresses societal responsibilities with solutions answering the paramount considerations of safety, security, environmental compatibility and energy efficiency.

The EADS **Executive Technical Council** ("**ETC**"), chaired by the CTO, is made up of the technical directors of the Divisions.

The ETC is responsible for ensuring alignment with the Group's technology strategy and implementation through the Group R&T road map. The ETC ensures that a balance is maintained between the top-down strategic guidance and bottom-up expertise, creativity and responsibility. It meets regularly to discuss and decide forward strategies and it identifies synergies.

Group Innovation Networks and their leaders ("GINs" 1-5) in the CTO's team are in place and reporting to the **Chief Operating Officer Innovation** to ensure that the relevant actions are implemented and that synergies are exploited throughout the EADS Divisions and the EADS Innovation Works. The COO Innovation is chairman of the R&T Council (**"RTC"**), which is made up of the R&T Directors of the Divisions/Business Units, the GIN's, the Head of CTO R&T Strategy, the Head of CTO Finance and the Head of EADS IP Management. The RTC prepares the work of the ETC and assures the operational implementation of the R&T plan and its deliverables.

The CTO steers the **EADS-wide harmonisation of transversal technical processes, methods and tools, and skills development programmes**, such as Systems Engineering, common tools for Product Life-Cycle Management (PLM/Phenix) and Systems Engineering Training and Qualification. He also carries out specific technical assessments on behalf of the CEO and the EADS Executive Committee.

The head of the **EADS Innovation Works** reports to the CTO. Innovation Works are in charge of the corporate R&T production facilities that guarantee the Group's technical innovation potential with a focus on the long-term horizon. Driven by the EADS R&T strategy, they identify new technologies that will create value and competitive advantages. The EADS Innovation Works have two main sites in Paris and Munich and employ approximately 600 people including doctorates and university interns. Proximity centres are maintained in Toulouse, Nantes and Hamburg to support the knowledge transfer to BUs in these locations. A liaison office is operating in Moscow, which facilitates relations with Russian scientific institutes. EADS operates a R&T centre in Singapore and also launched a centre in Spain and in 2007, in the U.K.

The corporate EADS Innovation Works and the EADS R&T community in the Divisions maintain and expand established **academic research partnerships** with leading universities and high-tech engineering schools by employing thesis students, post-graduate interns and doctorate candidates as well as by contracting specific research projects.

Members in the **support and R&T enabler groups of the CTO's organisation** ensure that R&T is an integral part of the business, by maintaining strong links with the business development organisation, human resources, finance, intellectual property, standardisation and communication.

See also "Part 1/1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations".

Performance and Best Practices

a) The R&T Strategic Approach

The key strategic obligations for EADS include the saving and developing of core competencies and core technologies for platform and platform-based systems architecture and integration. In parallel, EADS must keep the innovation pipeline constantly filled to replace ageing technologies and processes. Each Division must muster the technologies needed to face fierce international competition and pro-actively respond to customer requirements.

Building on the identification, evaluation and clear prioritization of critical technologies for the Group, EADS is shaping a technological policy that strengthens group synergies and is aimed at maintaining and, when needed, increasing the EADS R&T effort, each Division being responsible to propose its own targets, and at securing public and private R&T funding.

The EADS R&T strategy is driven by:

- Shareholder Value: a stringent, leading-edge R&T portfolio that enables flawless introduction of new technology on future products and delivers strong Return-on-Investment;
- Customer Excitement: High-value solutions that meet the technological, performance, safety, and cost-competitive pressures that challenge the future;
- Social Responsibility: solutions answering the paramount considerations of mobility, environmental protection, safety and security;
- Successful on-time, on-quality, on-price introduction of new products and processes; and
- Technology leadership to fuel business growth.

b) R&T Production and Management

EADS R&T activities cover a wide spectrum of technological domains, they are targeted at the different levels in the value chain and structured according to the timelines of **short term/ committed programmes, medium term/optional programmes and long term/advanced concepts** for the introduction of new technologies into the Company's products and processes:

R&T for Advanced Concepts — Integrated Demonstrators Technological/Operational Studies
Today, all EADS Divisions are working to generate new product concepts in line with its vision and to maximise its future business potential. These concepts explore and generate completely new ideas, while pushing the limits of what is technically possible at the time.

The portfolio is currently focused around four growth axes: Mobility (e.g. air traffic management), Environmental Protection (e.g. energy solutions, optimized platforms), Defence, Safety and Security (e.g. illicit materials detection and aircraft communications protection), and Services.

R&T for Key Product Technologies/Global Innovation Networks
Developing Key Product Technologies means for example, constantly scouting for new materials and equipment, and experimenting with and testing them on prototypes before they are being deployed at a large scale. In doing so, the Company develops privileged relationships and partnerships with key suppliers. EADS R&T activities in these areas are aimed at identifying the emerging technologies that will drive performance, at adapting and further developing these technologies and at validating them.

For key product technology categories, such as optimized platform structure, and Information technologies, EADS has identified the emerging technologies which will drive future performance:

The R&T Architect's Toolbox
The R&T Architect's Toolbox is the development and the mastering of state-of-the-art tools, which enable EADS to be an efficient industrial architect with e.g. Virtual product engineering.

Disruptive Technologies
EADS is also developing a plan to leverage and further develop its participation in venture capital funds in order to reinforce its capacity, both throughout the technical disciplines and geographically, to identify and source emerging technologies. It is of key importance for EADS to detect technologies that may disrupt the Company's products. Through EADS Innovation Works and through partnerships with external laboratories, EADS monitors and evaluates closely different technologies such as fuel cells, secure communications, photonics, nanotechnologies and hybrid materials.

Technologies for Services
It is EADS' ambition to grow its business in the services related to its products. The Technologies for Services (training, advanced product support) are needed to sustain the anticipated very fast growth in the new services business.

c) EADS Corporate Foundation for Research
The Corporate Foundation for Research (Fondation d'entreprise EADS) was created in France in September 2004 to promote multidisciplinary research in air and space technologies and foster exchanges between researchers in government, private industry and higher education research institutes.

With a total endowment of €24 million over 5 years, the Foundation is now in its fourth year and firmly established. It has funded more than 50 research projects (including doctoral and post-doctoral) as well as three scientific chairs as of now.

One of the Foundation's goals is to build up ties between the public research community and the worlds of industry and education. To this end, it awards three awards each year in the field of Industrial Research Cooperation, which promotes exemplary men and women scientists who demonstrate high standards of excellence in their research work in collaboration with the industrial sector. Every year, it also awards six Best Thesis awards in different domains of mathematics, physics and computer science. To maximise interdisciplinary studies, representatives from all of the EADS Divisions sit on the administrative board and a third of the members are representatives from the outside research community in France, such as the national aerospace research centre ONERA, the research agency CNRS, the Atomic Energy Commission (CEA) and major universities.

The EADS Corporate Foundation for Research also supports other organisations with which it shares common objectives, namely the Institute for Higher Scientific Studies (IHES), which is dedicated to advanced research in mathematics and theoretical physics, the French Aeronautics and Space Research Foundation, and the C. Génial Foundation, which helps to promote scientific and technical culture, particularly amongst young people. In this context, the Foundation also supports the "Science in Schools" initiative aimed at creating a new image for science in middle schools, grammar schools and foundation courses.

The Foundation also works to promote gender equality as a partner in the Irène Joliot-Curie prize programme. This prize is bestowed on women in recognition of outstanding achievements in public or private research, and is intended to encourage more young women to study science and technology and to boost the standing of women within the French research community. The Foundation also supports public health projects, which frequently use technologies that have originated in the aerospace sector. December 2007 saw the fourth edition of "Envol Recherche" day, when the various protagonists of the Foundation gathered for round-table debates on the scientific challenges in the aerospace, defence and space industries and for the prize-giving ceremonies.

Other initiatives, including foundations, are contemplated in Germany, Spain, the U.K. and the U.S. to improve links with public research institutes and universities.

d) Bauhaus Luftfahrt (an Aviation Research Think Tank)

EADS and the government of the German state of Bavaria joined forces with two other German aerospace companies to fund Bauhaus Luftfahrt, a think tank for creative and interdisciplinary research activities in the field of aeronautics. Bauhaus Luftfahrt will enable EADS to consider new, groundbreaking courses of action in the field of aeronautics by adopting an innovative approach to future-oriented, visionary solutions.

e) International partnerships

New projects have been launched with world top research institutes and universities in India, USA, China, Russia, Ireland, Canada, in coordination with EADS international, EADS North America, EADS Innovation Works and Divisions.

f) Competence Management

EADS has implemented in 2005 an Expert policy in order to identify and promote employees mastering the Group's critical technical capabilities. Experts are indeed a corner stone of EADS' policy to reinforce its technological leadership. About 1,150 experts, senior and executive experts from the EADS five Divisions and covering all technical fields contribute to:

- Supporting customers in complex problem solving;
- Implementing innovation in new products and services;
- Increasing and sharing technical knowledge; and
- Securing it via intellectual property.

In 2007, the EADS expertise portfolio was analysed in order to prepare the next generation of experts and increase internal synergies.

The first female Executive Expert at EADS was nominated in 2007. Her role is to manage the Expert College at EADS Innovation Works.

g) Recognising Talent as a Strategic Human Capital

EADS held in November 2007, its first Hall of Fame ceremony, awarding prizes to nine of its employees. The EADS Hall of Fame aims at acknowledging and honouring the best of the best employees.

There were four awards categories: the best inventors, those that are developing and patenting new technological inventions ('the Great Inventor"); the best innovators, the people who implemented innovative projects during last two years that helped generate a significant revenue increase or competitive advantages ("the Great Innovator"); the craftsmen, those individuals with unique skills, which give the Company a valuable competitive advantage (" the Great Craftsman") and a Special Prize to a team, in order to recognise the best improvement initiatives to generate savings, to deliver on time or to increase quality. (in 2007: the "Best Lean Manufacturing Team").

The next nomination process and ceremony will take place in 2009.

2.2.2.2 Protecting Innovation: Intellectual Property

Intellectual Property ("IP"), such as patents, trademarks and know-how, plays an important role in the production and protection of EADS' technologies and products. IP rights are the primary instrument for a technology-driven company. Patent portfolio development and territorial coverage is therefore key for availability and control of technology to support for future growth. The use of IP rights enables EADS to remain competitive in the market and to manufacture and sell its products freely.

Beyond the protection of innovation in traditional markets, IP protection has to anticipate future markets and new competitors. Therefore the internationalisation of EADS' business is reflected in the extension of IP rights in relevant countries.

Policy

- *"One of EADS' most valuable assets is its intellectual property which includes patents, trade secrets, trademarks, copyrights and other proprietary information. It is EADS' policy to establish, protect, maintain and defend its rights in all commercially significant IP and to use those rights in responsible ways.*
- *EADS also respects the valid intellectual property rights of others and will not reproduce or use software or other technology licensed from other suppliers except as permitted by the applicable license agreement or by law."*

Organisation

The general management of IP at EADS is conducted through an IP council led by the EADS Chief IP Counsel. Executives responsible for IP at the main subsidiaries sit at this council.

Every year, a meeting of the network of those responsible for IP at the entities of the Group is held to explain EADS' IP strategy and policy. The IP policy and the rules are defined, in accordance with the Innovation global strategy, by this Council which meets approximately every two months.

EADS also promotes training about IP matters. For example, one-day training about IP is included in the Corporate Business Academy ("**CBA**") training programme for the experts.

Each of the subsidiary companies of the Group owns the IP which is specific to its particular business and has been generated by this subsidiary. Where IP is of common interest throughout the Group, the subsidiary that generated it may issue a license allowing its use elsewhere (respecting the interests of the other shareholders when appropriate). EADS also owns IP directly or under license agreements with its subsidiaries. EADS coordinates the Group's IP portfolio, participates with the subsidiaries in its management and promotes licensing of common IP between the subsidiaries. EADS controls the protection of its IP made in strategic countries.

Performance and Best Practices

To increase the added value of the Group, the team of the EADS CTO promotes the sharing within the Group of all the knowledge of the BUs and the sharing of resources, skills and research means and budget to develop new knowledge, while respecting existing contractual and legal frameworks.

For example, all the contracts between BUs of the Group concerning shared R&T must have provisions allowing for the flow of knowledge (EADS R&T Network rules).

In 2007, the EADS IP portfolio comprised approximately 6,350 inventions (approximately 5,400 in 2006), which are covered by more than 20,600 patents throughout the world. The increase in the number of patents filed during 2007 gives a good indication of the greater momentum in R&T and product development since new management was appointed in 2006. 957 patents were filed in 2007, compared with 792 in 2006. As a result of an increased effort EADS climbed in the Wall Street Journal's Patent Scorecard ranking of top patent filers from 9th to 6th in the U.S. Aerospace & Defense hit list, which is underlining EADS' emphasis in the U.S. market.

For international patent protection, EADS uses the Patent Cooperation Treaty, which provides a simplified system for international patent filing. In 2007, 386 international applications were published for EADS and its Divisions according to World Intellectual Property Organization's annual report. EADS is therefore the number 1 Aerospace & Defense company in the world in terms of international patent filing.

	2007	2006	2005
New inventions filed (some of which covered by several patents)	967	792	586
EADS patents portfolio (year end)	20,653	18,366	15,036

Scope: EADS.

2.2.3 SUPPLIER MANAGEMENT: FOSTERING A MUTUALLY BENEFICIAL RELATIONSHIP WITH EADS' SUPPLIERS

EADS' Sourcing Vision is to deliver a competitive advantage by winning, integrating and developing relationships with the world's best suppliers and the EADS Sourcing Strategy is designed to support this vision.

2.2.3.1 Policy

The EADS BUs Procurement Policies reflect the following statements:

- "*Suppliers represent a high proportion of the value of EADS' products, and play an important part in customer satisfaction. As such, EADS endeavours to integrate them fully in an ethical way of doing business;*
- *Fostering a mutually beneficial relationship with suppliers, EADS' sourcing principles require all suppliers to be responsible and to implement its standards and requirements across all levels of the supply chain;*
- *EADS is committed to long term relationships and partnerships with its suppliers, in particular in the engagement in the development of technological know-how*".

2.2.3.2 Organisation

Sourcing Strategy

EADS Corporate Sourcing is the strategic architect of sourcing functions and provides overall orientation for sourcing activities across the Group, in particular regarding the key elements of the Sourcing Strategy, which are Procurement Marketing and Global Sourcing, Joint Sourcing, Supplier Evaluation and Risk and Opportunity Sharing:

- **Procurement Marketing and Global Sourcing** aim to identify the best potential suppliers worldwide and to evaluate them with regard to their capabilities and their certifications.

Procurement marketing is becoming increasingly important as EADS targets new global supply markets to support EADS' Global Industrial Development;

- **Joint Sourcing activities** allow purchasing power to be leveraged across EADS. A group of Lead buyers bundles procurement volumes of selected material groups for common negotiation. The Joint Sourcing also allows all EADS BUs to use a common EADS contract per supplier.
- The EADS **Supplier Evaluation and Development** process guarantees that suppliers' performances are regularly evaluated. Suppliers can expect that the same process and the same criteria are applied by all BUs: Commercial, Logistics, Quality, Technical and Customer Support. Evaluations are shared with suppliers as a basis to discuss further improvement and development needs and plans. With regard to the high proportion of sourcing required for products and the complexity of the procured systems, equipment and structures, EADS favours long-term, mutually beneficial, reliable and stable relationships with key suppliers. Consideration for partnerships is limited to suppliers who continuously show excellence in their performance, who can demonstrate a credible long term interest and who are able to support their business interest with their own developments and investments. It is a principle for such partnerships that suppliers are involved and integrated at the early stages of product development;
- Both **business risks and opportunities** should be adequately shared with suppliers. Procurement Policies of EADS' BUs address all typical business risks, including risks attached to CSR, and suggest how they should be dealt with in EADS' contractual agreements. Procurement Policies also set out the principles and guidelines for conducting business with current and prospective suppliers. These guidelines describe how partnership relations should be handled in an equitable manner in the interest of all parties concerned and how disputes should be dealt with professionally and as quickly as possible in accordance with the agreed partnership arrangements.

Sourcing network

Each EADS Division and BU has its own sourcing function.

The five EADS Divisions' Chief Procurement Officers compose the **Chief Procurement Officers Council** ("CPOC") which is chaired by the EADS Chief Procurement Officer. This Council is responsible for implementing the EADS Sourcing Strategy within each Division of EADS. To prepare and ease the implementation of CPOC decisions regarding Joint procurement, two boards of Procurement Directors one for Goods and Services and another one for Material are now in place.

The Chief Procurement Officers have organised Sourcing networks in order to coordinate other strategic topics across EADS Divisions. Listed amongst these strategic topics, CSR is managed by a dedicated Sourcing CSR Network.

The Sourcing CSR network, pursues the objective of formalising the EADS CSR Sourcing management processes and associated documentation, in compliance with the EADS Code of Ethics, values and policies. This Network is composed of focal points in each Divisions' Procurement organisations and is coordinated by EADS Corporate Sourcing.

2.2.3.3 Performances and Best Practices

Sourcing context in 2007

With three fourths of its revenues sourced from external suppliers, efficient and effective supplier relationship management is a key factor of EADS' success. EADS' procurement concentrates its attention on its major suppliers. EADS' top 50 suppliers already account for 62% of the sourcing volume and the top 250 suppliers account for 79%.

Complex systems and equipment account for 39% of EADS procurement. Structures, material and product-related services also account for 39%, while non product related material accounts for 22%.

While EADS likes to see itself as an important customer for its key suppliers, EADS wants them to be independent and at the edge of technological development. On average, EADS' suppliers make no more than 10% of their revenues from EADS.

Most of EADS' sourcing volume is provided by large companies. The remaining Sourcing volume (15%) is spread across a large number of small and medium sized enterprises, as per the European Commission definition, i.e. with less than 250 employees or less than €50 million turnover.

Sourcing activities focus on the EADS home countries France, Germany, U.K. and Spain, and on the U.S. Sourcing outside the E.U. and North America is still limited. However, EADS sees its global sourcing activities increasing to better use opportunities and to support sales.

As in past years, most of EADS' suppliers are currently located in the E.U. (76%) and North America (22%) regions in which social, economical and environmental practices are well regulated by applicable norms and laws. EADS' Sourcing contractual terms request that these suppliers shall comply at any time with laws and regulations on economical, environmental and social standards and anticipate or at least make their best endeavour to anticipate forthcoming changes in these standards.

To reinforce supply chain compliance to EADS CSR related requirements, EADS tier 1 suppliers are contractually bound to flow-down these requirements to tier 2 suppliers.

Procurement policies also reflect the principles of the UN Global Compact. As a member of the UN Global Compact, EADS has accepted responsibility to apply these principles in its supply chain and to require its suppliers adhere to common standards in the areas of human rights, the environment and employment.

Influence of the Global Sourcing

As EADS targets to increase global sourcing volumes in countries where existing laws and regulations may not fully cover EADS' CSR requirements, procurement contractual terms for these domains need to be written in a more extensive way. Therefore, EADS is engaged in a process for embodying CSR requirements into procurement contracts.

CSR activities

2007 CSR project

The EADS Vision 2020 firmly anchors sustainable development, eco efficiency, and ethics within the core responsibilities of EADS. This strongly signals the importance of CSR compliant business practices for EADS to all stakeholders including to Suppliers.

In 2007, the Sourcing CSR Network has validated with selected suppliers the different tools prepared in 2006 (the CSR Supplier Code, a CSR Supplier evaluation Questionnaire, a CSR contractual clause - available on the EADS web site www.eads.net - and various metrics adapted to measure the compliance of Suppliers to EADS CSR policies). They will be progressively cascaded down within the BUs.

Sourcing Contractual terms related to CSR

A CSR clause is being included in the EADS General Purchasing Conditions which are attached to Purchase Orders.

The decision to further develop CSR requirements is clearly made and EADS has already well addressed key elements of CSR in the sourcing contracts.

The various CSR aspects are already considered through EADS' Sourcing Risk and Opportunities Management ("**ROM**") which recommends contractual guidelines for the key contractual chapters. These guidelines are published in the EADS Sourcing Information Tool which explains the principles for drafting contracts, disclaims the typical contractual clauses and gives practical comments for the use by the buyer. For each domain, the requirements are contractually cascaded on to sub-tier suppliers.

For example, regarding environmental responsibility, principles for drafting contracts state that: "The purchase contract should provide that the supplier shall comply with all applicable laws, regulations, etc. as well as all commitments to which EADS has subscribed (e.g., Global Compact initiative) and end-customer requirements, in particular: (1) suppliers are asked to support a precautionary approach to environmental challenges; (2) undertake initiatives to promote greater environmental responsibility; and (3) encourage the development and diffusion of environmentally friendly technology." The recommendation to the buyer also states that EADS encourages suppliers to implement an environmental management system complying with international standards such as ISO 14000 or EMAS.

Moreover, it is recommended that the contract includes EADS' key engagements such as the support, respect and protection of international human rights within the supplier's sphere of influence; the respect of freedom of association and the effective recognition of the right to collective bargaining; the elimination of all forms of forced and compulsory labour; the quality of working conditions such as but not limited to, appropriate level of remuneration, and protection of health and safety of the employees.

BUs best practices

In addition to the top-down approach described above, CSR in Sourcing has been progressing well in 2007 as shown through the following examples:

Airbus

Airbus now addresses the product's environmental performance throughout its entire life cycle. In 2006, the sites and the products of Airbus were certified against environmental standard ISO 14001. The supply chain plays a strategic role in fulfilling ISO 14001 objectives, hence, the Airbus environmental project received full support from Airbus Procurement. The following main milestones took place in 2006 and 2007:

a) In September 2007, the head of Airbus Procurement confirmed to all Procurement personnel the Procurement environmental Policy which had been issued in February 2006.

b) An area in the intranet pages of Airbus has been dedicated to the Environmental policies of Airbus Procurement. Airbus Procurement staff was also invited last year to go through e-learning modules in order to learn how to introduce Airbus environmental requirements into contractual agreements.

c) The "Airbus Environmental pocket-guide" had also been distributed to all Procurement employees in Airbus. In this Guide, the CEO of Airbus presents the Airbus environmental challenges and the head of Procurement explains the Environmental Commitment and Objectives for Procurement, the Golden rules for environmental contribution. This Guide shows also the organisation in charge of Environmental Management within Procurement.

d) The Suppliers have been given online access to the Airbus environmental requirements in a specific chapter of the "Airbus Supplier Portal" in Internet.

e) Various external communication events have been organised, in order to raise awareness about environmental issues within the Supply Chain.

Astrium

CSR requirements are now considered in the Supplier pre-selection process as part of the basic Supplier requirements which are prepared in order to ensure in particular:

- Compliance to EADS Code of Ethics and CSR policies
- Awareness and demonstration of compliance with applicable statutory and regulatory requirements: WEEE, RoHS, CE Marking (which is a mandatory European marking for certain products to indicate conformity with European applicable standards) etc.

The Environmental Health and Safety requirements of Astrium are presented in a dedicated Intranet page for the attention of Astrium procurement teams.

The CSR performance of more than 300 Suppliers has been evaluated.

Sourcing data

All figures below have been calculated using the following euro-dollar exchange rates (2007: 1.4000; 2006: 1.2556; and 2005: 1.2441).

Importance of Sourcing Outside of EADS In percentage of revenues	2007	2006	2005
	73	74	70

Sourcing Volume: Breakdown by Country for Top 10 Countries In percentage of total sourcing volume	2007	2006	2005
France	31	32	31
Germany	21	21	22
U.S.	21	20	22
U.K.	14	14	12
Spain	3	4	4
Italy	2	2	1
Netherlands	1	1	1
Belgium	1	1	1
Canada	1	1	1
Switzerland	1	1	1

The geographic Sourcing breakdown is stable and centred on Western countries.

Purchasing Breakdown by Geography In percentage of total purchase	2007	2006	2005
Europe	76	77	75
North America	22	21	23
Rest of the World*	2	2	2

Scope: EADS.

(*) Including < 1% in non-OECD countries.

2.3 Environmental Care

EADS considers that the Environment is one of the most important challenges that industries and societies have ever faced and that it must be incorporated at the core of corporate strategies. As such, Eco-efficiency is one of the main objectives of EADS' Vision 2020. Eco-efficiency is about safeguarding the long-term economic viability of the Company and - on a larger scale - of the modern lifestyle. It is a question of attractiveness of EADS' products, a question of competitiveness of its business, and it is also a question of social responsibility of the aerospace and defence industry.

The Group has embarked on a continuous assessment of its environmental performances throughout the life cycle of its products, so as to provide employees and the public with comprehensive information.

2.3.1 POLICY

"Minimising the environmental impact of EADS' activities throughout the products' life cycle

- *Beyond legal compliance, EADS strives to continuously improve its environmental impacts and to effectively monitor environmental risks through the establishment of state-of-the-art environmental management systems with the aim to cover both the Company's activities and product-related aspects. The Group encourages formal ISO 14001 certifications or EMAS registrations.*
- *EADS is committed to environmental excellence in technology and mobilization of expertise, towards the research, the design and the development of the cleanest and greenest technologies and products.*

Promoting environmental consciousness and maintaining constant dialogue with stakeholders

- *EADS strives to grow awareness of environmental challenges among its stakeholders, and encourages its employees to adopt environmental-friendly behaviours The Group expects its partners and suppliers to acknowledge and implement similar commitments towards the protection of the environment.*
- *EADS seeks to contribute to the establishment of an international industry framework based on constant dialogue and voluntary commitments".*

2.3.2 ORGANISATION

Limiting the environmental impact of operations is organised by the business. The management and the control of environmental aspects of Group operations is, as a result, the responsibility of the EADS BUs and entities. As part of their respective environmental management system, many EADS companies have already set up appropriate environment organisational structures. They are accountable for the improvement of their environmental performance through operational control in their relevant business and they are responsible for ensuring compliance with applicable legal obligations. Furthermore, they are tasked to implement the EADS environmental policy.

Coordination at corporate level is organised in order to implement a regular follow up on the Group's environmental performance, monitor key risks relevant for the whole Company, promote cross-fertilisation of best practices and consistently anticipate any new relevant regulatory framework. To this extent, EADS strengthened in 2007 an environmental network under the responsibility of the Group's Corporate Secretary, aimed at enhancing effectiveness of the environmental policy, defining objectives and relevant action plans, as well as providing visibility in a transparent and consistent way.

Towards the external, EADS strives to develop joint initiatives within the industry in order to improve the overall environmental performance of the sector in the most effective, consistent and economic way. EADS is already leading or participating in various European and international sectorial environment-related committees or working groups such as:

- ICCAIA (International Coordinating Council of Aerospace Industries Associations — Aircraft Noise & Engine Emissions Environment Committee: Vice Chairmanship owned by Airbus);

- ASD (Environment Committee and REACH Working Groups Chairmanships);
- EAQG (European Aerospace Quality Group — recently created Environment Platform Chairmanship).

EADS is also participating in environmental working groups of national industry organisations such as the GIFAS in France, BDLI in Germany and the SBAC in the U.K. Cooperation has also been initiated with AIA (Aerospace Industries Association of Americas) and SAE to develop appropriate Standards to ease the supply chain's response to comply with the REACH regulation.

2.3.3 PERFORMANCE AND BEST PRACTICES

EADS strives to continuously improve the environmental performance of its facilities but also of its products throughout their life cycle, from design to end of life. EADS stimulates the development of an environmental culture and eco-efficient behaviour within the Company and maintains a high degree of efforts in research to ensure the cleanest and greenest technologies and products are constantly proposed to its customers.

EADS is committed to guarantee the implementation of sustainable production means, fully compliant with applicable regulations and state of the art standard, wherever the Company operates.

Environmental Management ISO 14001/EMAS

EADS encourages environmental certification of its industrial sites. Robust certified Environmental Management systems ("**EMS**") are been progressively implemented across EADS sites, with the medium-term objective to achieve a full European coverage of EADS.

Implementing an EADS group-wide EMS will allow the Company to facilitate its path to eco-efficiency. Since 2004, the number of sites concerned has more than doubled and as of 31st December 2007, more than 80% of EADS' total workforce now operates according to an EMS.

For example during 2007, Eurocopter achieved the ISO 14001 certification of its German sites. In June 2007, Airbus became the first aerospace company to receive an ISO 14001 certification that covers all the European sites and product related aspects all along their lifecycle. The Site and Product oriented EMS, as established by Airbus, covers seventeen Airbus production sites, including the Airbus headquarters as well as all product related activities. It allows, through an innovative approach, to set the appropriate actions to efficiently minimize the environmental impacts where it makes sense in the life cycle. Worldwide expansion is being currently processed in particular in China and in the U.S.

Airbus is participating in the promotion and the dissemination of its EMS throughout the aerospace community and the supply chain as a key means to systematically address and improve its environmental performance but also of the air transportation sector as a whole. Airbus contributed to various initiatives in 2007 as the survey organised through ICAO CAEP and joined forces with several other organisations (Chamber of Commerce, National Trade Associations, EADS Germany...) towards setting rules for this new lifecycle oriented management. Support to implement EMS within various customers' organizations has also been provided.

Climate Change and energy consumption

Energy consumption and Climate Change related impact are two of the main environmental issues and key risks which need to be monitored within the EADS Group.

A potential risk from climate change to EADS operations comes from the ever-increasing pressure on energy costs. However, both from a cost and an operational efficiency viewpoint the Group recognises that it has a responsibility to reduce energy usage where possible and so EADS views this as an opportunity to make continuous improvements in this area, particularly within environmental management systems that are currently being set up throughout the Group.

Various improvement programmes are already implemented across the EADS Group to reduce the overall energy footprint of the infrastructures. For example, within the DS Division, improvements were achieved through peak load management, demand oriented adjustment and implications of employees. Further systematic integration of stringent requirements for energy saving in the construction of new infrastructures (such as Haute Qualité Environnementale — HQE in France) together with Carbon Footprint evaluation will bring additional savings.

EADS carefully addresses Climate Change related issues. Whereas EADS operations and products have a relatively limited impact in terms of greenhouse gas emissions (e.g. according to the IPCC (Intergovernemental Panel on Climate Change), air transport currently causes 2% of the total CO_2 man-made world emissions), EADS is committed to mobilise all necessary expertise and significantly increase its R&T

efforts towards the design, the development and the manufacturing of the cleanest, greenest and lowest energy demanding technologies and products.

Some of the EADS facilities are already part of the E.U. Emission Trading Scheme ("**ETS**") and have implemented strong energy reduction initiatives. Anticipation of the inclusion of aviation into the E.U. ETS is also being addressed in close relation with the stakeholders of the air transport sector.

Convinced that Space technology provides environmental solutions as well as business growth, a call for ideas has been initiated in 2007 by Astrium. More than 380 highly innovative proposals were received among which the most promising have been selected for further development.

In the research area, EADS participates or leads major international and European technology programmes to address climate change related matters.

- EADS actively participates to the E.U. "Clean Sky" Joint Technology Initiative (JTI). The Clean Sky JTI is the largest research project ever set up jointly with the European Commission and will run over a seven year period with a total budget of €1.6 billion (half financed by the European Commission and half by the industry). The "Clean Sky" JTI is an innovative, large technological research programme that will radically improve the impact of air transport on the environment and will deliver innovative technologies and solutions enabling step changes in the reduction of noise, emissions and consumption for the next generation of aircraft and associated components and operations.
  Its purpose is to demonstrate and validate the technological breakthroughs that are necessary to reach the environmental goals set by the Advisory Council for Aeronautics Research in Europe ("**ACARE**"). ACARE goals to be met by 2020 include a 50% reduction of CO_2 emissions through drastic reduction of fuel consumption, an 80% reduction of NOx emissions and a 50% reduction of perceived noise. It also includes research on green product lifecycle design including manufacturing, maintenance and disposal. While Airbus Eurocopter and EADS CASA each co-lead a specific Integrated Technology Demonstrator (respectively Smart Fixed-Wing Aircraft, Green Rotorcraft and Green Regional aircraft), EADS Innovation Works and ATR participate as associate companies. Following a 2006 agreement, the official launch took place in February 2008.
- Other initiatives, to which EADS participates, include the SESAR (Single European Sky ATM Research) programme which aims at improving the E.U. Air traffic Management through the implementation of the Single European Sky. It should contribute to the reduction of aviation's environmental impacts.
- Strong efforts of research are being devoted within Airbus in joint cooperation with key external partnerships to move towards environmentally friendly alternatives to fossil fuels. In 2007, Airbus signed an agreement with Qatar Airways, Qatar Petroleum, Qatar Fuels, Qatar Science and Technology Park, Rolls-Royce plc, and Shell International Petroleum Company Limited to research the potential benefits of Synthetic Jet Fuel in aviation engines. This led to the flight of an A380 between Filton and Toulouse on 1st February 2008 with one engine powered by GTL (Gas To Liquid) obtained from natural gas conversion through a Fischer-Tropsch chemical process. Complementary researches are being heavily developed in that field but this preliminary step demonstrates Airbus' dedication to a more eco-efficient and carbon neutral aviation.

Waste and Natural Resources

Various initiatives have been implemented across the Group to further reduce the level of total water used as well as waste produced or eliminated. Considering the expected scarcity of some raw materials as well as the volatility of their relevant prices, reverse supply chain might certainly become of growing interest.

EADS is committed to develop the most appropriate elimination, valorisation and recovery paths together with the main Waste Management Companies. For example, recycling of CFR composites is being carefully studied with the aim to separate and reuse recovered Carbon Fibres in some aerospace or secondary industry applications; promising technologies have been already investigated.

Airbus has set up a three steps approach to develop environmentally friendly dismantling practices. Further to a preliminary Life supported project called PAMELA (Process for Advanced management of End of Life Aircraft), the partners (among which Airbus, EADS and Sita) have clearly evidenced that significant improvements can be obtained compared to currently developed dismantling practices. The optimised combination of advanced 3D techniques (Decommissioning, Disassembling and Dismantling) allows for a materials recovery rate of over 80% compared to less than 60% today. Careful extraction and knowledge of materials from the aircraft are essential to comply with current E.U. regulatory framework and respect the most environmentally friendly applicable standards. Following this initiative, the TARMAC-AEROSAVE company was created in 2007 to offer appropriate industrial services in that field and set up a worldwide dedicated network. The company, in partnership with Airbus, should be operational by the end of 2008.

Air pollutants

Reducing the air pollutants from the operations processes and throughout the life cycle has been considered a key priority for years. The main emissions are currently associated with Volatile Organic Compounds (VOC) as well as with other air pollutants emitted at ground level from infrastructures or products. Significant reduction in VOC has been obtained thanks to the development and the implementation of new VOC reduced cleaning and painting processes throughout the Company. In all Divisions ambitious programmes to substitute some critical solvents such as trichloroethylene were conducted and paint schemes now generally incorporate low VOC either aqueous based or containing compounds in most coatings processes.

REACH and Hazardous Substances Management

The European REACH (Registration, Evaluation and Authorisation of Chemicals) regulation (EU No. 2007/1906) came into force on 1st June 2007. REACH aims at improving the protection of human health and the environment through closer regulation of chemical use by industry and replaces all pre-existing E.U. regulatory framework on chemicals. REACH will introduce a range of new obligations over a period of 11 years (up to 2018) which are intended to reduce risk that the 30,000 most frequently used chemicals may cause.
The regulation will also bring about the phased withdrawal from use of some of the substances that are considered to be of very high concern for human health and environmental.

Taking on board the lessons learned from the management of the RoHS and WEE directives and in order to provide a consistent compliance approach for the whole Company and support its Supply Chain, a dedicated task force has been created as part of the EADS Environmental Network, bringing together all local dedicated organizations within each Division.

EADS, Airbus and other Divisions are also joining forces at an international level (ASD, AIA) together with other major aerospace companies (Rolls Royce, UTC, P & W, Goodrich...) to further structure the entire sector's compliance approach.
As REACH would require additional flows of information throughout the supply chain, standardisation of the various requests has been rapidly recognised as vital to limit costs and discrepancies. Dedicated Environmental platforms within ASD - EAQG, as well as at international level, are being created to further sustain standardisation initiatives on REACH.

As preliminary collective commitments to successfully support compliance with the REACH legislation for the whole Supply Chain, REACH Interpretation Guidelines have been issued in 2007 by the industry. They explain the ways of implementing its requirements through current commonly accepted interpretations. EADS is also strongly involved with the various REACH Implementation Projects' process.

Anticipating these new constraints and possible disruption that might result from restrictions on some substances, ambitious elimination plans have been initiated to get rid of these critical substances. For example, at Airbus, a major project called Airbus Chromate Free (ACF) has been launched with the aim to develop, qualify and implement chromated free technologies for all the concerned applications in manufacturing operations and maintenance of civil aircraft: pickling, anodising, chemical conversion, coatings, electronic, hard chrome... Similar initiatives have been launched at Eurocopter and at the other Divisions; the results are being exchanged through dedicated platforms. Lead Free and Cadmium Free initiatives are also currently running. While proactively moving towards the elimination of these substances, EADS and its Divisions are committed to the highest achievable control of emissions, in full compliance with applicable regulatory framework.

Restriction of Hazardous Substances (RoHS) directive

The RoHS Directive (No. 2002/95) bans the use of some heavy metals and brominated flame retardants to reduce the impact on Health and the Environment from Waste of Electrical and Electronic Equipments (WEEE) which are landfilled or incinerated. Despite the fact that on board electronic equipment has been declared out of the scope of the RoHS directive, potential impact on the aerospace business is carefully monitored. EADS together with its BUs has decided to develop and further coordinate with concerned major stakeholders all necessary research to find suitable and reliable alternatives to the targeted substances, the priority being put on Lead replacement. Some projects were launched such as GEAMCOS (Green Electronics in Aerospace and Military Communication Systems) to develop and qualify new Lead free electronics that match a harsh environment. The results are being discussed throughout an EADS dedicated working group as well as with the supply chain and sectoral federations concerned.

Key Performance Indicators

EADS is committed to improve transparency on environmental KPIs. In order to achieve this objective the EADS Group undertakes efforts to implement a consolidated reporting system based on harmonized KPIs definitions and calculation methods throughout countries in which it operates. The scope and the accuracy of environmental KPIs reporting will therefore progressively be extended and improved as respective information becomes available.

	2007
ISO 14001 certification/EMAS registration — Number of sites covered by a certificate	56
Number of sites covered by E.U.-ETS	10
Total CO_2 emissions (in tonnes)	542,500
Total CO_2 emissions declared under E.U. ETS (in tonnes)	144,800
Direct Energy use (in MWh)	3,364,000
Volatile Organic Compound Emissions (in tonnes)	4,250*
Total water use (in m^3)	5,263,000
Total water discharge volumes (in m^3)	1,807,000
Total hazardous waste production (in tonnes)	38,750
Total Non-hazardous waste production (in tonnes)	65,700

Figures do not purport to be exact, but are as accurate as current reporting system allows.
Figures are based on available data provided by EADS subsidiaries at date of reporting.
The scope of reporting covers EADS sites of European subsidiaries with more than 100 employees. Approximately 90% of EADS work force is based at those sites.
Definitions and calculation methods for environment KPIs may differ in various countries in which EADS operates.
Except for the number of sites, all figures are rounded.
(*) Estimate, as data were not complete at the date of reporting.

Further reporting: Airbus publishes an environmental report every two years which is available on its website at www.airbus.com. Airbus's fifth environmental report is expected to be issued by mid 2008.

2.4 Human Resources: Employer – Employee Relationship

The HR function ensures that the EADS Group attracts, develops, motivates, and retains a world-class workforce. In addition, to this on-going role of business partner, the HR function also supports the business challenges in facilitating the continuous integration competency management and internationalisation of the Group and the building up of a common spirit across the Group's organisational and operational structures.

Maintaining high standards of health and safety in the workplace is also a major priority of the EADS Group. In 2007, several initiatives have been taken to be more efficient in terms of competency management, shared services and to better shape resource planning. In the field of industrial relations, the Group's HR function coordinates the social dialogue at Group and Division level.

In the context of the restructuring of Airbus and the evolution of EADS' organisation, the social dialogue has been intensified and additional information and consultation procedure has been defined with staff representatives.

2.4.1 WORKFORCE INFORMATION AND ORGANISATION OF WORK

As of 31st December 2007, the EADS workforce was composed of 116,493 employees. Since 2007, MBDA workforce is consolidated at 37.5% (instead of 50% previously), resulting in a decrease of the workforce figure for 2007. The headcount has however globally increased by 1,199 employees compared to 2006.

In 2007, 97.9% of the workforce were permanent employees. Depending on country and hierarchy level, the average working time is between 35 and 40 hours a week.

In 2007, 6,860 employees worldwide entered into employment with EADS (8,283 in 2006). At the same time, 4,648 employees left EADS (6,261 in 2005).

In total, 96.2% of EADS' active workforce is located in Europe on more than 80 sites.

Workforce by Division and by Geography

The tables below set out the number of EADS employees by business sector and by geographic region. Employees of companies accounted for by the proportionate method (such as ATR, MBDA) are included in the tables on the same proportionate basis.

"Other businesses" includes ATR, Elbeflugzeugwerke GmbH, EADS Sogerma, and EADS Socata.

EADS Employees by Division	31st December 2007	31st December 2006	31st December 2005
Airbus	56,029	56,966	54,721
Defence & Security*	22,113	23,268	23,237
Eurocopter	14,658	13,422	12,755
Military Transport Aircraft	4,459	4,212	3,976
Astrium	12,587	11,927	10,985
HQ, Innovation Works and other businesses	6,647	7,010	7,536
TOTAL EADS	**116,493**	**116,805**	**113,210**

(*) The figures for 2007 reflect a change of consolidation for MBDA at 37.5% compared to 50% previously.

EADS employees by geographic region	31st December 2007		31st December 2006		31st December 2005	
	Amount	In percentage	Amount	In percentage	Amount	In percentage
France	44,022	37.8	44,536	38.1	43,286	38.2
Germany	43,438	37.3	42,920	36.7	41,438	36.6
Spain	9,315	8.0	8,991	7.7	8,710	7.7
U.K.	13,652	11.7	14,309	12.3	14,297	12.6
Italy	474	0.4	701	0.6	729	0.7
U.S.	1,777	1.5	1,932	1.7	1,877	1.7
Other countries*	3,815	3.3	3,416	2.9	2,873	2.5
TOTAL EADS	**116,493**	**100.0**	**116,805**	**100.0**	**113,210**	**100.0**

(*) The "Other countries" figure includes employees from 13 other countries.

Part Time Contracts	2007 In percentage	2006 In percentage	2005 In percentage
France	4.0	4.1	4
Germany	3.1	3.3	3.2
Spain	0.5	0.0	0.0
U.K.	1.5	1.6	1.4
U.S.	1.9	n/a	0.1
Other countries	3.2	n/a	n/a
TOTAL EADS	**3.0**	**3.2**	**3.2**

2.4.2 HUMAN RESOURCES ORGANISATION

Since 2006, the HR organisation has been redesigned for greater integration of the function, in line with the Group's business requirements. A new HR board and functional reporting lines from the Divisions to the Group's HR head were designed to foster a coordinated Group policy.

The Corporate HR team operates worldwide as the strategic leader in HR matters and works in close cooperation with the Divisions and BUs which have the operational HR responsibility for most of the employees, except for the top Management of each BU which is under Corporate HR operational responsibility.

The HR communities work closely together, they coordinate and share best practises at a functional level. Regular meetings of HR heads are organised at both European and national levels. A global HR database is now available and is being continuously developed in order to fulfil the needs of EADS integration.

At corporate level, six support departments make up the global EADS HR management: HR Improvement and Operations; Social Policy and Industrial Relations; Compensation and Benefits, Leadership Development and Learning; Talent and Executive Management; as well as Security.

Among other, they are responsible for:

- Managing HR Development for the top 200 key positions;
- Designing policies, guidelines and tools for all group-wide HR processes, such as appointments, job rotation, international mobility, compensation and benefits, e-HR projects, data and information systems security policies etc.;
- Organising and delivering executive education for all executives and potential future executives through the CBA and coordinating the training activities within the Group for all employees; and
- Improving the sharing of best practises within the EADS HR community.

2.4.3 HUMAN RESOURCES POLICIES AND PERFORMANCE

2.4.3.1 Health and Safety: Providing a Safe Workplace for EADS Employees and Subcontractors

Policy

- "*EADS considers that protection of the health and safety of employees in the work-place is key and a top priority for the Group.*
- *EADS is committed to maintaining safe and healthy working conditions for its employees. It is EADS BUs' and subsidiaries' role to implement Health and Safety policies based on evaluation, anticipation and risk management and taking into account all specificities as well as people's needs.*"

Organisation and Performances

The management of Health and Safety is essentially dealt with at site level and it accordingly allows for prevention and protection measures for employees, contractors and partners to be defined and implemented to meet specific requirements of each work place.

Reporting on health and safety obeys to national regulations according to the sites' locations.

However some health and safety indicators have started to be drawn up at the Division or BU level which mainly address work related accidents.

2.4.3.2 Caring for EADS Employees and EADS Know-How

Policy

"*Given the specific nature of the facilities of the EADS Group which are used for many activities relating to national defence and sensitive civil markets, the conditions governing access to and movements inside the plants and facilities are specified in ministerial orders and are based on two main principles:*

- *Access to a plant is subject to prior authorisation by the Company; and*
- *Entry into restricted and sensitive areas is regulated in accordance with national and company regulations.*"

Organisation and Performance

EADS has set up a security policy to improve the security of its employees and to protect EADS' expertise. A Security Committee has been set up as a combination of Security leaders from each country and each Division who supervise their local security officers at BU and plant level, and who deal with national security authorities and European security organisations.

The network of security managers is there to ensure information exchange and sharing of best practices. Working groups are created to facilitate constant adaptation of security measures to actual threats. Access to EADS facilities is subject to prior authorisation, and entry into restricted and sensitive areas is regulated in accordance with national and company regulations. The awareness of EADS employees is addressed as a main success factor.

The increasing development of EADS' business outside Europe implies reinforcing the safety of EADS employees in risky countries and to improve the security of EADS offices abroad.

In terms of IT security, appropriate steps were taken to audit processes and improve the level of awareness of EADS' employees to the security of the information systems. Given the sensitive nature of the Group's business, employees must be able, in order to meet the business' needs, to always work in compliance with group security policies; hence, the Group implements, for instance, secured nomad IT solutions facilitating mobility and business reactivity with confidence.

Since 2006, a particular focus was developed on risk management, addressing and challenging all the security matters and business security needs. Particularly, new procedures have been defined and implementation to specific applications has begun (e.g. e-HR).

2.4.3.3 Diversity: Commitment to Ensure Equal Opportunity for all EADS Employees

Policy

- *"EADS commits to offering equal opportunities for all its employees and to refraining from any discrimination against its employees based on gender, race, religion, nationality, political opinion, sexual orientation, social origins, age and handicap with regard to its personnel.*
- *EADS commits to developing access for women to all of its activities and shall ensure fair professional development as well as equal remuneration for men and women employees for skill and work of equivalent value."*

Performance and Best Practices

EADS has always promoted diversity through its existing culture of cross-border collaboration.

EADS' principles regarding respecting and promoting diversity are listed in the Group's Code of Ethics as well as in the "International Framework Agreement" signed with the European Works Council.

The following examples illustrate the implementation of these principles:

Nationalities

EADS welcomes 44 different nationalities among its employees worldwide (each of the nationalities is represented by 10 employees at least).

Gender Diversity

The percentage of women employed in 2007 in the Group is about 15.3%. It has steadily increased since 2004, when the Group started to reinforce its policy in this field; the increase in the percentage of women was registered across all Divisions.

As of 31st December 2007, according to the Group-wide internal grading system, around 5% of executive positions (highest EADS management level) were held by women, and 8% of senior manager positions.

Women at EADS	31st December 2007 In percentage	31st December 2006 In percentage	31st December 2005 In percentage
Airbus	12.9	13.2	12.7
Defence & Security	18.7	18.9	18.7
Eurocopter	14.0	13.1	12.6
Military Transport Aircraft	13.4	13	12.6
Astrium	19.6	19.6	19.2
HQ, Innovation Works and other businesses	18.5	17.6	15.7
TOTAL EADS	**15.3**	**15.2**	**15**

EADS has committed to a long-term plan for the promotion of women in aerospace and has set two priorities: at least 20% of its annual recruitment will be women, and it will have active communication within universities and schools in order to convince female students through lively role models and concrete examples that the aerospace industry, and more specifically EADS, is an attractive employer for women.

Since 1st January 2004, BUs are asked to report quarterly on their success in recruiting women.

In 2007, the recruitment of women was 21.5% of total recruitment, and so exceeded the Group's target.

The Defence & Security and Astrium Divisions as well as EADS Innovation Works are leading the way in this field.

- The EADS CBA promotes diversity in all development programmes. Since 2006, the percentage of women has increased in these programmes to be consistent with the Group' recruitment target;
- A woman was nominated in 2007 as "Expert Executive", which is the highest level in the category of Technical Sciences Experts. She is in charge of leading the "Collège des Experts" and she participates as such in the Expert Executive Committee;
- Since 2004, EADS has been involved in a partnership with the **FEMTEC** university career centre for women Berlin GmbH in Germany. Working in cooperation with well-known companies, the aim of this cooperation between FEMTEC and industrial companies is to promote engineering studies among young girls and women, and to help high potential and specialized female students enter the aerospace industry. EADS takes an active part in career advice workshops designed for FEMTEC students as well as in conference days;
- In France, EADS sponsored the **Irène Joliot-Curie award** for the fourth time in 2007 (See "2.2.2 Sustaining and Protecting Innovation - Innovation Chapter");
- Furthermore, EADS is an active member of the **WIST** (Women Initiative in Science and Technology), a programme funded by the European Commission and aiming at exploring the partnerships between private and public research, as well as the links between diversity and business performance;
- **Airbus** also agreed on a partnership with the Academy of Toulouse to facilitate contacts between female professionals and students, to provide information to students, teachers and career advisors on technological advances and new skills, as well as to participate in relevant events.

Other personnel marketing initiatives include:

- In Germany, the organisation of a "**girls' day**" which is an open day for girls at the EADS German sites to allow them to find out more about the engineering profession;
- In France, participation in the "*Elles bougent*" ("they move") initiative. Led by major French engineering universities (ENSAM, ESTACA) together with key players from the transportation industry (EADS, PSA, Dassault, SNCF...), this project aims at raising young women's awareness of technical studies, as well as getting them interested in complex technologies through plant visits, conferences, as well as regular contacts with female engineers currently working in the member companies;
- In 2007, at the Paris Airshow, more than 500 students and young graduates were welcomed at the HR section of the EADS stand to participate in the various workshops and conferences organised by the Divisions. Events such as the "Junior Programme" or "*Elles bougent*" special day and the numerous tours of the EADS stand and the A380 were big successes; and
- A "Diversity Committee" was created in 2007 at the level of the EADS Group. It consists of 8 men and 8 women representing various managements (Human Resources, Marketing and Sales, Strategy, Finances, engineering, programs, etc.) and EADS entities. Its role is to define a strategic plan and to promote actions aiming at developing diversity within the Group.

In France, a first agreement on gender diversity and equal professional treatment ("*Accord sur l'égalité et la mixité professionnelle*") which was signed in 2004 with trade unions, is monitored by each EADS company, and also at Group level, using a defined set of common indicators to evaluate results and track progress with an action plan covering the 2004-2006 period. This action plan was to be re-negotiated every three years. Accordingly a new agreement was signed in July 2007 by general management and trade unions, establishing new priority rights and indicators of follow-up, notably for:

- The harmonisation of compulsory reports;
- The implementation of salary policy and career development;
- The promotion of aeronautics, space and defence professions among female students;
- The feminisation of recruitment.

Age diversity

A group agreement covering EADS' entities in France signed with trade union organisations in 2005 aims at banning all career development based on age criteria.

Being concerned with the lengthening of working life, the other European entities of the EADS Group are also working on second half of career development.

Number of employees per age group	31st December 2007	31st December 2006	31st December 2005
18-25	7,763	7,578	7,179
26-35	29,678	29,621	27,303
36-45	36,315	37,026	37,127
46-55	37,329	36,545	35,358
56-65	12,521	12,227	11,229
TOTAL EADS	**122,606**	**122,997**	**118,196**

Consolidated companies are counted 100%.

Average age of employees	31st December 2007	31st December 2006	31st December 2005
France	41.3	41.3	41.4
Germany	42.4	42.0	42.2
Spain	42.3	42.8	42.4
U.K.	41.7	42.3	41.9
U.S.	44.7	44.2	43.9
Other countries	n/a	n/a	40.8
TOTAL EADS	**41.9**	**41.8**	**41.9**

Average length of service	2007 In years	2006 In years	2005 In years
Airbus	13.6	13.4	13.4
Military Transport Aircraft	19.3	20.1	20.8
Eurocopter	12.2	13.4	14.2
Defence & Security	16.4	16.3	16.7
Astrium	14.9	15	15
HQ, Innovation Works and other businesses	12.8	12.5	13.3
TOTAL EADS	**14.3**	**14.3**	**14.6**

2.4.3.4 Career Development: Efficient Management of Skills and Know-How

Policy

- *"EADS ensures that working time, including overtime, is regulated so as to support a healthy balance between employees' work and their private life.*
- *EADS strives to develop the skills and know-how of its employees, for their individual benefit as well as for its collective success. The EADS personnel development policy aims at:*
  - *Supporting training to enhance performance and quality of work;*
  - *Encouraging cross-border and cross functional teamwork, in the frame of intra-Group mobility;*
  - *Assessing and recognising individual technical expertise via a global scheme developed throughout the Group; and*
  - *Associating personnel to the performances of the Group and its subsidiaries through a success sharing scheme."*

Performance and Best Practices

Recruitment and retaining of talent

EADS strongly believes that developing close contacts with target universities and their students will contribute to the students' growth and will efficiently brand the Group among potential future recruits.

EADS demonstrates its commitment in many different ways: by sitting on boards, advising on classroom content, preparing case studies, giving technical lectures or on-campus conferences, arranging plant visits, maintaining its presence at career fairs, or by enhancing cooperation in common research areas.

Recruiting events and Partnerships

EADS attends numerous **recruitment events** such as the Bonding student fairs in Germany, the *Ecole Polytechnique*, the *Ecole Centrale* and the Toulouse Technology career fairs in France, as well as the MIT or Embry Riddle fairs in the U.S. to name but a few. Dedicated branding and recruitment meetings are also held during major air shows such as ILA, the Paris Air Show or the Bangalore airshow in India, thus promoting EADS' employer brand among real aerospace fans and attracting talented candidates.

In the framework of the EADS Business Development policy, HR Marketing decided to go one step deeper in the Asian aerospace market with the aim of developing the EADS employer brand on a group wide level in India in 2007; furthermore, the HR team was part of the EADS Australian Show.

EADS Group is maintaining a relationship with the Pegasus Network (Partnership of a European Group of Aeronautics and Space Universities). EADS, together with all EADS Divisions, is present on campus in order to forge new contacts with the leading "aeronautics and space" universities in Europe as well as to build a powerful image of EADS as a desirable employer. In addition, discussions with faculty members, professors and EADS engineers helped to develop first steps into future education and skills of students to prepare them for a successful career within the aerospace industry.

Such partnerships also demonstrate EADS' long-term commitment to building and maintaining a lasting relationship with key universities or networks.

In addition to increasing on-site presence among students directly at universities, EADS also organises more than **60 factory tours** at most of its Divisions and BUs.

eRecruiting

The new wide eRecruiting@EADS platform has been rolled out. This platform responds to the Company's future workforce requirements and brings transparency to the Group-wide job market. Hundreds of thousands of applications are posted every year on the EADS job platform.

Launched in November 2006, this new recruitment platform is now fully operational and the system was delivered to the HR population end of 2006 and opened to candidates on the internal and external job market on 30st January 2007. The new eRecruiting tool responds to the Company's workforce requirements and grants transparency and integration on a common platform to all Divisions.

Internships and entry options

With more than 5,000 **internships** offered each year in Europe, EADS provides students with valuable technical and personal experience as well as with the unique opportunity to have a closer look at the industrial world. Most of EADS' internships target students in the fields of aviation and space technology, electronics, information technology, finance, or management.

In order to enhance the personal skills and abilities of its former trainees, EADS developed the **Juniors programme** to follow-up all EADS interns, and thus retain and recruit highly motivated interns.

A variety of other opportunities (depending on national regulations and policies), including vocational training and scholarships programmes, are also offered to students.

In order to increase the efforts of integration, new specific recruitment and development programmes have been created internally to contribute to the ongoing development of EADS' workforce. A new programme called PROGRESS (PROfessional Graduate Entry Support Scheme) consists of first stretching assignments for talented recruitees in addition to mobility within the EADS Group. The recruitement started in October 2007. Fifty participants will be selected to be part of the first PROGRESS generation in September 2008.

Moreover, EADS Development Programmes (Financial Management Development Programme and Advanced Marketing and Sales Programme) offered to professionals interested in joining EADS in key fields such as finance and sales have now proven their efficiency.

Breakdown of employees per qualification	2007 In percentage	2006 In percentage	2005 In percentage
University (4 years and more)	24.5	24.4	24
University (up to 3 years)	19.4	19.3	18.9
Higher vocational school	8.7	9.9	11.3
Vocational school	42.9	40.9	41.5
General school	4.5	5.5	4.3

Development and training

Development is a priority for EADS employees.

Personal development includes **training**. EADS expenses approximately 4% of its payroll (over €150 million) in training per year. EADS trains more than 70,000 employees every year for a total of 2.5 million hours.

To improve the effectiveness of that significant investment, EADS has set up a Learning Directorate with the ambition to deliver better training programmes, to share internal resources, to be more proactive in that domain and to create more value for the business. The Learning Directorate is managed by the EADS head of Leadership Development and Learning.

- One of the decisions of that directorate has been to create a "Shared College" which will be the place where all the Divisions will share common training programmes and common resources, including internal trainers. Created in 2006, the Shared College has delivered its first programmes in 2007 and should ramp up very quickly to face the needs of EADS. The first programmes targeted within the Shared College will be on Quality, on System engineering and on Programme management.
- In keeping with this trend of integration, EADS has decided to create a Leadership Model based on 6 principles which illustrate the successful way of leading and managing within EADS. This Model is used in development with tools such as a specific EADS 360° feedback processes, or Development Centres.
- The CBA, created in 2000 as an EADS' Corporate University to develop the current executives and prepare the next generation of executives, has focused some of its programmes to actively prepare EADS leaders on internationalisation, improvement and innovation.

In 2007, the Centre for Executive Education of EADS (Domaine de Villepreux) close to Bordeaux hosted more than 1,300 guests for its third year (30% increase from 2006). This centre has been designed to provide facilities to the whole Group for top management meetings, training sessions and executive seminars.

2007 was an important year for EADS in terms of promoting innovation and reinforcing technical expertise. Significant actions were implemented:

- **the creation of the EADS Hall of Fame award** (See "2.2.2 Sustaining and Protecting Innovation – Innovation Strategy");

  The award ceremony was held in Paris, at La Cité des Sciences, with the participation of 160 employees, their spouses and their managers. Two special guests, famous rugby players from Le Stade Toulousain, Fabien Pelous and Byron Kelleher, offered an interesting parallel between rugby, team spirit and innovation. The main benefits of this Hall of Fame are a strong recognition of talents but also a good opportunity to identify and share good practices at every level of the Company while encouraging their protection with patents; and

- **the full deployment of the Experts policy.**

  Recognising the development of technical expertise as a major asset, EADS has developed a specific policy for engineering experts, who are key to EADS for maintaining its competitive advantage through R&T developments. Aimed at creating attractive career paths for engineering experts, the policy also includes development programmes customised for the specific requirements of technical experts. Created in 2005, the Expert policy is now entering a maturity phase. Experts have been nominated in the Group's main technical disciplines such as aerodynamic, composite or on board systems. The objectives are to attract, develop and retain engineers in a technical career but also to reinforce roles in organisation: technical advisory, innovation, knowledge management, intellectual property.

  On a strategic point of view, the experts' policy is also a way to secure the EADS experts' portfolio by two means: develop new experts on emerging technologies but also transfer the know-how of retiring experts.

Mobility

EADS employees are also offered a wide range of mobility opportunities. Mobility at EADS means mobility across functions, BUs and Divisions in its four home countries, France, Germany, Spain and the U.K., as well as appointments to regions such as America or Asia.

As of 30th June 2007, nearly 2,200 EADS employees were recorded as expatriates[2], 75% of them working in one of the European countries.

Remuneration

The total wage bill amounted to €9.08 billion in 2007 (See "Part 1 – 1.2 Financial Statements – Note 7").

Success Sharing Practices

EADS' reward schemes policy is strongly linked to the achievement of individual and Company objectives, both for each Division and for the overall Group. In 2007, a performance and restricted shares unit plan was established for the senior management of the Group (See "Part 1 – 2.3.3 Long Term Incentives Plans").

(2) Scope: approximately 90% EADS.

The employee offering originally scheduled for June 2006 took place in March 2007. (See "Part 1 - 2.3.2 Employee Share Ownership Plans").

Since 2005, the success sharing schemes which are implemented in EADS in France, Germany, Spain, and the U.K. follow one set of common rules of the Group, ensuring a consistent application in these four countries.

2.4.3.5 Employee Relations: A Proactive Dialogue

Policy

- *"EADS emphasises its belief that a continuous and high quality social dialogue is key to the Group. In particular, the European Works Council ("EWC") facilitates a pro-active and fluid dialogue with employee representatives.*
- *EADS ensures that the representation of personnel is conducted throughout all its BUs in a constructive atmosphere. This maintains a proper balance between the interests of employees and the economic interests of the Group."*

Performance and Best Practices

European Works Council

On 23rd October 2000, at an early stage of the formation of EADS Group, EADS' Central management and employee representatives from the unions and works council operating within EADS in France, Germany, Spain and U.K. signed an agreement for the establishment of the EWC.

- The EWC meets twice a year for information and consultation on evolution of the business and the prospects of the Group.
- The EWC also comprises an economic committee which meets four times a year and focuses on economic matters.
- European sub-committees have also been set up in various BUs such as Airbus, Eurocopter, Astrium and EADS DS and replicate the EADS EWC model.

Two agreements concluded in June 2007 by EADS' Central Management and the EADS EWC have been attached to the initial agreement for the establishment of the EWC:

- agreement on setting up the rules of information - consultation about EADS strategy and implementation of the Group's global industrial projects;
- agreement on setting up the rules of confidentiality about information given during the EWC sessions.

National committees in France, Germany, and Spain enable dialogue on national matters, under the subsidiarity principle.

In the context of the preparation of the Airbus restructuring programme and the evolution of EADS' organisation (such as shared services), and in addition to the legal procedure, informal dialogue process has been agreed upon with personnel and unions representatives. It thus results in increasing the number of meetings initially planned and in developing cross-divisional coordination and information cascading down for both the preparation and implementation phases.

International Framework Agreement

Placed in the context of the globalisation of EADS' activities and as an illustration of the continuous dialogue principle the EADS Group and the Group's European Works Council concluded in June 2005 an International Framework Agreement. By this agreement, the signatories expressed their commitment to common principles and social standards which they recognise as fundamental, and which they intend to promote worldwide, in the countries where EADS' activities are implemented. EADS and the Group's European Works Council expressed their strong belief that CSR is a key to long-term success.

The European Metalworkers' Federation (EMF) and the International Metalworkers' Federation (IMF) associate themselves with these principles and are, accordingly, co-signatories of the agreement.

The principles contained in the International Framework Agreement are aligned with the general rules of ILO conventions, the OECD Guidelines for Multinational Enterprises and the principles laid down by the UN Global Compact, which EADS signed in October 2003, and they are in compliance with the Code of Ethics.

They cover the fields of equal opportunities and non-discrimination in respect of employment, of working conditions and environmental protection, condemn recourse to child labour, recognise the principles of freedom of association and the protection of trade unions' rights.

EADS expects all its suppliers to recognise and apply the principles of this framework agreement.

Overview of collective agreements/works agreements signed with Unions/Works Councils since 2000

EADS Group Agreements were concluded on the following matters:

- establishment of a European Works Council*;
- linking personnel to the business performance of the Group**; and

(*) Agreement for the establishment of a European Works Council and its sub Committees for information and consultation of the workforce between EADS NV and its Employee Representatives dated 23rd October 2000.

(**) Group Agreement on implementation of a success sharing scheme within EADS- NV Group between Head of EADS NV HR and the EADS NV European Worker Council dated 29th June 2004.

- International Framework Agreement.

- In Germany, Tariff Agreements were concluded in relation to such matters as holiday pay, Christmas bonus, sick pay, and early retirement, as well as agreements with the works council on success sharing, insurance package, company pension, early retirement deferred compensation, suggestion scheme, family and work life balance, disabled people, and time saving system.

- In France, Group Agreements were concluded in relation to such matters as employment issues, union's rights and social dialogue, pre-retirement, management of the second half of careers, health cost coverage, French national committee and unions coordinators, professional equality and diversity, working time, career-long training, new frame for health insurance, skills management.

- In Spain, a collective bargaining agreement covering various subjects regarding working time and organisation of work, includes also social benefits such as aid to children of employees, collective transport, retirement, life insurance, loans, prize at retirement, canteens, aids to worker association.

It has to be noted that collective agreements can be signed at the BU level on matters directly related to their specific social perimeters.

2.5 Corporate Citizenship

2.5.1 MAINTAINING AN OPEN DIALOGUE WITH EADS' STAKEHOLDERS

2.5.1.1 Policy

"As one of the largest European companies, EADS is aware of its duties and is willing to develop its contribution to the cultural, educational and social background in the countries where EADS operates. In particular, EADS aims at reinforcing project partnerships with universities and research centres, through, for example, the EADS Research Foundation.

EADS shall do its best to maintain an open dialogue with its stakeholders and to provide clear answers to requests for clarifications within the limits of its obligations."

2.5.1.2 Organisation

EADS' contributions come in different forms; they include sponsorships, donations, or partnerships. Wherever located, EADS contributes to a range of activities, conferences or institutions, which address social, educational, cultural or sport subjects. In most cases, such activities are initiated by EADS' local entities which are also in daily contact with relevant stakeholders.

However, EADS has implemented donation guidelines (under the responsibility of EADS' Corporate Secretary) as well as sponsoring guidelines (under the responsibility of EADS Corporate Communications) which set out criteria for granting contributions to projects.

The guidelines also provide certain thresholds above which such activity has to be reported to the Corporate Secretary or Corporate Communications respectively and approved at the level of the CEOs.

2.5.1.3 Performance and Best Practices

Sponsorships and Donations

In 2007, EADS contributed more than €2 million to social, cultural, sport or educational projects (this figure does not include contributions to the EADS Foundation for Research and similar CTO programmes).

Like in previous years, a special focus is made on industry-related initiatives and science and educational oriented projects. To name a few examples: EADS provided scholarships to sudents at U.K. universities for their final year of a Master's Programme in Aeronautical Science; it participated in the C Génial event which aims at promoting scientific and technical culture among young generations; the Group partnered the 50 years of E.U. celebration in Berlin where it presented R&D topics; EADS has also a continuing partnership with the London Science Museum. The opening in 2007 of its refurbished space gallery, supported by EADS and Astrium well demonstrates this fruitful partnership.

Furthermore, EADS contributes to humanitarian activities by donating and giving material or providing air transportation capacities when necessary. Among others, EADS has a long-term partnership with "*Aviation sans Frontières*" (**"ASF"**) a non-profit organisation in France, Germany and Spain, a humanitarian organisation which provides air transport for, in particular, seriously ill children. In 2007, an ASF branch was created in the only EADS home country which was not covered yet: the U.K. All missions provided for in the association status were already delivered in the course of the year: Wings of Smile, child escort, and air freight of medical good. The 2007 milestones include: joint missions of the German (Luftfahrt Ohne Grenzen) and U.K. (Aviation Without Borders) branches in Peru after the Auhust earthquake and in Bangladesh after the July flooding; and Airbus teaming up with ASF France in the first Wings of Smile mission in December by organising an A320 flight for disabled children. The partnership with the ASF network was presented at the occasion of the Summerfestival of the German President, which EADS sponsored. EADS also contributed significantly, as in previous years, to the RAF Charitable Trust through the sponsorship of the Royal International Air Tattoo.

EADS encourages its employees who individually participate actively and responsibly in local initiatives which contribute to the overall development of local communities.

Dialogue with Stakeholders

EADS is always ready to listen to critical voices and welcomes constructive contribution. The Group strives to maintain an open dialogue with any stakeholder who genuinely seeks additional information on EADS' businesses, operations or CSR activities.

Particularly, in order to provide the most accurate information to stakeholders and stockholders, the Group proactively interacts with the main sustainability rating agencies. EADS aims at continuously improving the ways of integrating CSR into its day-to-day business. In keeping with this objective, the agencies' analyses contribute to EADS' efforts in assessing the Group' strengths and weaknesses and point out possible gaps in CSR reporting. They also provide an indication of the benchmark positioning of EADS within the aerospace and defence industry which is currently behind the other industries in terms of CSR reporting.

2.5.2 ENCOMPASSING COMMUNITY INTERESTS IN EADS' GLOBAL STRATEGY

2.5.2.1 Policy

- *"EADS is proud of selling its products and providing its services to an increasing number of countries, thanks to the trust placed by international customers in its global reputation.*
- *EADS is conscious of its responsibility as a global company in the spreading of sound international business practices that foster the expansion of a balanced and fair globalisation benefiting all countries.*
- *EADS encourages industrial cooperation with local industries whenever possible in order to support the development of skills and competencies.*
- *EADS supports local initiatives dedicated to the promotion of corporate social responsibility-oriented projects."*

2.5.2.2 Organisation

A new organisation was set up early 2008, in order to fulfil EADS' Vision 2020; it seeks namely to better balance EADS' footprint between Europe and the rest of the world. Within the Strategy and Marketing organisation, International Development has been created to integrate sales and industrial development functions.

2.5.2.3 Performance and Best Practices

EADS pursues international development through setting up plants and engineering centres in strategic countries, completing acquisitions or partnering with local industry. 2007 was another year of achievements in all these areas.

Airbus opened during 2007 new engineering centres in the U.S. (Mobile) and in India (Bangalore). Both centres will each hire more than 100 skilled local engineers by the end of 2008. 2007 is also the year when construction of the A320 China Final Assembly Line started. Another example of EADS' industrial global deployment is the decision to set a C212 Final Assembly Line in Brazil.

On 2nd April 2007, Airbus set up an Engineering Centre in Bangalore, India. The purpose of this centre, which will ultimately employ more than 250 local engineers, is to become an Airbus pole of excellence for Advanced Methods & Simulation Tools in Flight Physics, Structure, Systems and Testing domains. The Bangalore centre employed around 30 Indian skilled engineers by the end of 2007, and should more than double its capacity in the course of 2008. After a training period of 3 months in Airbus' European design offices, Indian engineers are performing high added-value work package tasks related to Airbus' existing and future programs.
The performance quality fully meets worldwide standards set by Airbus.

In the U.S., EADS North America is committed to increasing its investment, expanding its industrial presence, creating high value jobs and in-sourcing world-leading technology and products to the U.S. marketplace. Moreover, as a responsible local citizen, EADS North America is contributing to the associations and institutions where its employees live and work.

Airbus is implementing locally a people management policy that favours quality of the job environment and career development for local employees. The success of this policy is highlighted by the employee attrition rate which is still equal to zero after one year of operations.

General Description of the Company and its Share Capital 3

3.1	General Description of the Company	86
3.1.1	COMMERCIAL AND CORPORATE NAMES, SEAT AND REGISTERED OFFICE	86
3.1.2	LEGAL FORM	86
3.1.3	GOVERNING LAWS	86
3.1.4	DATE OF INCORPORATION AND DURATION OF THE COMPANY	89
3.1.5	OBJECTS OF THE COMPANY	89
3.1.6	COMMERCIAL AND COMPANIES REGISTRY	89
3.1.7	INSPECTION OF CORPORATE DOCUMENTS	90
3.1.8	FINANCIAL YEAR	90
3.1.9	ALLOCATION AND DISTRIBUTION OF INCOME	90
3.1.10	GENERAL MEETINGS	90
3.1.11	DISCLOSURE OF HOLDINGS	92
3.1.12	MANDATORY TENDER OFFERS	93
3.2	General Description of the Share Capital	95
3.2.1	MODIFICATION OF SHARE CAPITAL OR RIGHTS ATTACHING TO THE SHARES	95
3.2.2	ISSUED SHARE CAPITAL	96
3.2.3	AUTHORISED SHARE CAPITAL	96
3.2.4	SECURITIES GRANTING ACCESS TO THE COMPANY'S CAPITAL	96
3.2.5	CHANGES IN THE ISSUED SHARE CAPITAL SINCE INCORPORATION OF THE COMPANY	97
3.3	Shareholdings and Voting Rights	98
3.3.1	SHAREHOLDING STRUCTURE	98
3.3.2	RELATIONSHIPS WITH PRINCIPAL SHAREHOLDERS	100
3.3.3	FORM OF SHARES	105
3.3.4	CHANGES IN THE SHAREHOLDING OF THE COMPANY SINCE ITS INCORPORATION	105
3.3.5	PERSONS EXERCISING CONTROL OVER THE COMPANY	107
3.3.6	SIMPLIFIED GROUP STRUCTURE CHART	108
3.3.7	PURCHASE BY THE COMPANY OF ITS OWN SHARES	110
3.4	Dividends	114
3.4.1	DIVIDENDS AND CASH DISTRIBUTIONS PAID SINCE THE INCORPORATION OF THE COMPANY	114
3.4.2	DIVIDEND POLICY OF EADS	114
3.4.3	UNCLAIMED DIVIDENDS	114
3.4.4	TAXATION	114
3.5	Annual Securities Disclosure Report	116

3.1 General Description of the Company

3.1.1 COMMERCIAL AND CORPORATE NAMES, SEAT AND REGISTERED OFFICE

Commercial Name: EADS

Corporate Name: European Aeronautic Defence and Space Company EADS N.V.

Registered Office: Le Carré, Beechavenue 130-132, 1119 PR, Schiphol-Rijk, the Netherlands

Seat (*statutaire zetel*): Amsterdam

Tel: +31.20.655.48.00

Fax: +31.20.655.48.01

3.1.2 LEGAL FORM

The Company is a public limited liability company (*naamloze vennootschap*) organised under the laws of the Netherlands.

As a company operating worldwide, EADS is subject to, and operates under, the laws of each country in which it conducts business.

3.1.3 GOVERNING LAWS

The Company is governed by the laws of the Netherlands, in particular by Book 2 of the Dutch Civil Code and by its Articles of Association (the "*Articles of Association*"). The shares of the Company have been admitted for trading at the Traded but Not Listed Segment of Euronext Amsterdam.

The Company is subject to various legal provisions of the Dutch Financial Supervision Act *(Wet op het financieel toezicht)* (the "**WFT**"). These are summarised below.

Pursuant to section 5:60 of the WFT, certain persons discharging managerial responsibilities within the Company and, where applicable, persons closely associated with them (together "**Insiders**", as defined below) must notify the Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten* (the "**AFM**")) of all transactions conducted on their own account relating to shares of the Company, or to derivatives or other financial instruments linked to them. In principle, failure to comply with the requirements of the WFT is a criminal offence punishable by criminal and administrative penalties in the Netherlands.

In particular, "**Insiders**" include (i) members of the Board of Directors and the Executive Committee of the Company, (ii) certain senior executives, (iii) persons closely associated with any person mentioned under categories (i) and (ii) (including their spouses, dependent children and other relatives who have shared the same household), and (iv) legal entities, trusts or partnerships whose managerial responsibilities are discharged by any person referred to in categories (i), (ii) or (iii) or which are directly or indirectly controlled by such a person, or that have been set up for the benefit of such a person, or whose economic interests are substantially equivalent to those of such a person.

Pursuant to Dutch law, EADS has adopted specific internal insider trading rules (the "**Insider Trading Rules**"), in order to ensure the confidentiality of sensitive company information, the transparency of EADS share trading and the compliance of EADS share trading rules with share trading regulations applicable in the Netherlands, France, Germany and Spain (for examples of Dutch, German, Spanish and French disclosure requirements applicable to members of the Board of Directors and the Executive Committee, see "3.1.11 Disclosure of Holdings - Disclosure Requirements for Members of the Board of Directors and of the Executive Committee"). Pursuant to the Insider Trading Rules, (i) all employees and directors are prohibited from conducting transactions in EADS shares or stock options if they have inside information, and (ii) certain persons are only allowed to trade in EADS shares or stock options within very limited periods and have specific information obligations to the compliance officer of the Company and the competent financial market authorities with respect to certain transactions. The updated version of the

Insider Trading Rules effective from 1st January 2007 is available on the Company's website.

Hans Peter Ring, Chief Financial Officer of EADS, was appointed Compliance Officer by the Board of Directors of EADS. The Compliance Officer is essentially responsible for the implementation of the Insider Trading Rules and for reporting to the AFM.

Pursuant to section 5:59 paragraph 7 of the WFT, the Company must maintain a list of all persons working for it by virtue of a labour relationship or otherwise, who may have access to inside information. Equivalent requirements exist under French, German and Spanish law.

In addition, given the fact that its shares are admitted for trading on a regulated market in France, Germany and Spain, the Company is subject to certain laws and regulations in these three jurisdictions. A summary of the main regulations applicable to the Company in relation to information to be made public in these three jurisdictions is set out below.

3.1.3.1 Periodic Disclosure Obligations

Pursuant to Directive 2004/109/EC on the harmonisation of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market (the "**Transparency Directive**"), EADS is required to disclose certain periodic and ongoing information (the "**Regulated Information**"). The expiry date for the implementation of the Transparency Directive by the Member States of the European Community was 20th January 2007.

Pursuant to the Transparency Directive, EADS must disseminate Regulated Information throughout the European Community in a manner ensuring fast access to such information on a non-discriminatory basis. For this purpose, EADS may use a professional service provider (wire). In addition, Regulated Information must be filed at the same time with the relevant competent market authority. EADS must then ensure that Regulated Information remains publicly available for at least five years.

Finally, Regulated Information must be made available for central storage by a mechanism that is to be officially designated by the issuer's home member state.

Dutch Regulations

For the purpose of the Transparency Directive, supervision of EADS is effected by the member state in which it maintains its registered office, which is the Netherlands. In addition, the competent market authority that assumes final responsibility for supervising compliance by EADS is the competent market authority designated in the Netherlands, the AFM.

As of the date of this document, the Netherlands has implemented provisions of the Transparency Directive relating to the requirements on notification of the acquisition or disposal of major holdings and major proportions of voting rights held by shareholders (See "3.1.11 Disclosure of Holdings"), but not in relation to other disclosure requirements.

Once the Transparency Directive is fully implemented in the Netherlands (expected: October 2008), EADS will be subject to a number of periodic disclosure requirements, such as:

- Publishing a financial report, together with an audit report drawn up by an external accountant, within four months after the end of each financial year;
- Publishing a semi-annual financial report covering the first six months of the financial year, within two months after the end of the first six months of the financial year; and
- Publishing quarterly financial information.

In addition to the requirements of the Transparency Directive, pursuant to section 5:15 of the WFT, resulting from the implementation of EC Directive 2003/71 dated 4th November 2003, the Company may prepare a registration document, the purpose of which is to provide legal and financial information on the Company (shareholding, activities, management, recent events, possible evolution and other financial information). Such registration document must be filed for approval with the AFM and, once approved, is made available to the public. In practice, the registration document of the Company may be used as a prospectus provided it is supplemented with a securities note and a summary approved by the AFM.

Additionally, and pursuant to section 5:24 of the WFT also resulting from the implementation of EC Directive 2003/71, the Company is required to provide at least annually a list of certain corporate and financial documents or other information that it has published or made available to the public over the last 12 months and details of where these documents can be obtained (see "3.5 Annual Securities Disclosure Report").

French Regulations

Since the Transparency Directive was implemented in France on 20th January 2007, EADS is no longer obliged to comply with certain disclosure obligations pursuant to the general regulations of the *Autorité des marchés financiers* (the "**AMF**").

In line with the requirement set forth in the Transparency Directive to disseminate Regulated Information throughout the European Community, EADS is required to provide simultaneously in France the same information as that provided abroad.

German Regulations

Since the Transparency Directive was implemented in Germany on 20th January 2007, EADS is no longer obliged to comply with certain German law disclosure obligations according to the German Stock Exchange Act (*Börsengesetz*) and the German Stock Exchange Admissions Regulation *(Börsenzulassungs-Verordnung)*.

Due to the listing of the Company's shares in the *regulierter Markt* (specifically, in the sub-segment of the *regulierter Markt, the Prime Standard)* on the Frankfurt Stock Exchange, the Company is subject to the post-listing obligations described below. In addition, the Company is included in the selection index MDAX, the MidCap index of *Deutsche Börse AG*.

According to sections 47 and 48 of the Exchange Rules *(Börsenordnung)* of the Frankfurt Stock Exchange, the listing in the *Prime Standard* of the *regulierter Markt* results in the obligation of the Company to publish consolidated annual accounts as well as quarterly reports.

In addition, the Company is required as a result of its listing in the *regulierter Markt (Prime Standard)* to prepare an update of a corporate action timetable at the beginning of each fiscal year. The Company is also required to hold a meeting of analysts at least once a year in addition to the press conference regarding the balance sheet.

Save for certain exceptions, the Company has to apply for admission of shares issued at a later date to the *regulierter Markt* of the Frankfurt Stock Exchange, see section 69 of the German Stock Exchange Admissions Regulation.

Spanish Regulations

Since the entering into force of the law and regulation implementing the Transparency Directive in Spain in April and December 2007, respectively, EADS is no longer obliged to comply with certain disclosure obligations pursuant to the Spanish Securities Act as developed by Royal Decree 1362/2007 of 19th October 2007.

In this context, the Company will not be under the obligation to submit its annual accounts for year 2007 to the CNMV. As far as both quarterly and half-yearly financial information are concerned, the Company has submitted quarterly and half-yearly information for the year 2007 to the CNMV, but will no longer be under the obligation to submit such information for any fiscal year as from 1st January 2008.

3.1.3.2 Ongoing Disclosure Obligations

Pursuant to the Transparency Directive, Regulated Information includes in particular inside information as defined pursuant to article 6 of Directive EC/2003/6 on insider dealing and market manipulation (the "**Market Abuse Directive**").
Such information must be disseminated throughout the European Community (see introduction to section "3.1.3.1 Periodic Disclosure Obligations").

Inside information shall mean information of a precise nature which has not been made public, relating, directly or indirectly, to one or more issuers of financial instruments or to one or more financial instruments and which, if it were made public, would be likely to have a significant effect on the prices of those financial instruments or on the price of related derivative financial instruments.

Inside information must be disclosed to the markets as soon as possible. However, an issuer may under its own responsibility delay the public disclosure of inside information so as not to prejudice its legitimate interests provided that such omission would not be likely to mislead the public and provided that the issuer is able to ensure the confidentiality of that information.

Dutch Regulations

Upon implementation of the Transparency Directive into Dutch law, EADS will, whenever it discloses inside information pursuant to applicable mandatory law, disclose and disseminate throughout the European Community any such information (as part of the Regulated Information) and also file that information with the AFM which will keep all relevant information in a publicly available register.

French Regulations

Upon implementation of the Transparency Directive into the general regulations of the AMF (the "**AMF General Regulations**") on 20th January 2007, the French requirements to publish inside information in France according to Article 223-1 et seq of the AMF General Regulations no longer apply to EADS.

However, any inside information as defined above will be disclosed in France by means of dissemination throughout the European Community, as it will be organised under Dutch law implementing the Transparency Directive so as to provide simultaneously in France equivalent information to that provided abroad.

German Regulations

Upon implementation of the Transparency Directive in German law on 20th January 2007, the German requirements to publish inside information according to Section 15 of the Securities Trading Act (*Wertpapierhandelsgesetz*) no longer apply to EADS.

However, any inside information as defined above will be disclosed in Germany by means of dissemination throughout the European Community, as it will be organised under Dutch law implementing the Transparency Directive so as to provide simultaneously in Germany equivalent information to that provided abroad.

Spanish Regulations

Pursuant to Article 82 of the Spanish Securities Act, the Company is required to make public, as soon as possible, any fact or decision that may substantially affect the quotation of its shares ("**a relevant event**"). Any relevant event must be notified to the CNMV simultaneously with its diffusion by any other means, as soon as the relevant fact is known, the relevant decision has been made or, the relevant agreement has been executed, as the case may be. The Company may, under its own responsibility, delay the publication of any relevant event if it considers that such publication damages its legitimate interests, provided that such lack of publication does not mislead the public and that the Company is in a position to guarantee the confidentiality of the relevant information. Nonetheless, the Company will immediately inform the CNMV should it decide to delay the publication of any relevant event. Furthermore, pursuant to the Spanish Securities Act, the Company must post details of any relevant event on its website.

The Company must try to ensure that the relevant information is disclosed simultaneously to all types of investors in the member States of the European Union where it is listed.

Pursuant to the Spanish Securities Act and its developing rules and regulations, the Company is required:

(i) To have rules of the Board of Directors which must be filed with the CNMV and published on the Company's website;

(ii) To file with the CNMV a description of the relevant Dutch law provisions and provisions in the Articles of Association governing the conduct of shareholders' meetings and post such description on its website;

(iii) To have a website which must contain as a minimum the information specified by Spanish regulations;

(iv) To file a corporate governance report with the CNMV on an annual basis (the "**Annual Corporate Governance Report**"); and

(v) In respect of the provisions of any shareholders' agreement which relate to the exercise of voting rights at shareholders' meetings or restrictions or conditions on the free transferability of shares or convertible bonds, to (a) provided the Company is a party to the shareholders' agreement, file such provisions with the CNMV who will then publish the provisions as a relevant event, (b) post the provisions on the Company's website, unless the CNMV exempts the Company from doing so, and (c) set out details of the provisions in the Annual Corporate Governance Report.

3.1.4 DATE OF INCORPORATION AND DURATION OF THE COMPANY

The Company was incorporated on 29th December 1998 for an unlimited duration.

3.1.5 OBJECTS OF THE COMPANY

Pursuant to Article 2 of the Articles of Association, the objects of the Company are to hold, co-ordinate and manage participations or other interests and to finance and assume liabilities, provide for security and/or guarantee debts of legal entities, partnerships, business associations and undertakings that are involved in:

(a) The aeronautic, defence, space and / or communication industry; or

(b) Activities that are complementary, supportive or ancillary thereto.

3.1.6 COMMERCIAL AND COMPANIES REGISTRY

The Company is registered with the Registry of the Chamber of Commerce of Amsterdam *(Handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam)* under number 24288945.

3.1.7 INSPECTION OF CORPORATE DOCUMENTS

The Articles of Association are available for inspection in Dutch at the Chamber of Commerce of Amsterdam.

Pursuant to articles R.123-115, R.123-116 and R.123-117 of the French Commercial code, a certified copy of a translation in French of the Articles of Association has been filed with the *Greffe* of the *Tribunal de commerce* of Paris. It is also available at the head office of EADS in France (37, boulevard de Montmorency, 75016 Paris, France, Tel.: + 33 1 42 24 24 24). In the event of amendments being made to the Articles of Association, an updated certified copy of the translation in French thereof will be filed with the *Greffe* of the *Tribunal de commerce* of Paris and made available at the head office of EADS in France.

In Germany, the Articles of Association are available at the head office of EADS in Germany (Willy-Messerschmitt-Str. - Tor 1, 81663 Munich, Germany, Tel.: + 49 89 60 70).

In Spain, the Articles of Association are available at the CNMV and at the head office of EADS in Spain (Avda. Aragón 404, 28022 Madrid, Spain, Tel.: + 34 91 585 70 00).

3.1.8 FINANCIAL YEAR

The financial year of the Company starts on 1st January and ends on 31st December of each year.

3.1.9 ALLOCATION AND DISTRIBUTION OF INCOME

3.1.9.1 Dividends

The Board of Directors shall determine which part of the profits of the Company shall be attributed to reserves. The remaining distributable profit shall be at the disposal of the shareholders' meeting.

The shareholders' meeting may resolve (if so proposed by the Board of Directors) that all or part of a dividend shall be paid in shares of the Company as opposed to cash.

The declaration of a dividend, an interim dividend or another distribution to the shareholders shall be made known to them within seven days after such declaration. Declared dividends shall be payable within four weeks of such declaration unless another date for payment is proposed by the Board of Directors and approved by the shareholders' meeting.

Dividends, interim dividends and other distributions on shares shall be paid by bank transfer to the bank or giro accounts designated in writing to the Company by, or on behalf of, shareholders at the latest 14 days after their announcement.

3.1.9.2 Liquidation

In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses shall be distributed amongst the holders of the shares in proportion to their shareholdings.

3.1.10 GENERAL MEETINGS

3.1.10.1 Calling of Meetings

Shareholders' meetings are held as often as the Board of Directors deems necessary or upon the request of shareholders holding, individually or together, at least 10% of the total issued share capital of the Company.

The Board of Directors must give notice of general meetings in at least one of the Netherlands' national daily newspapers, at least one international daily newspaper and at least one daily newspaper in each of the countries in which the Company's shares are listed. Such publication must be made at least 15 days before the day of the meeting, not counting the day on which notice was given, and shall state either the matters to be considered at such meeting or that the agenda is open to inspection by the shareholders at the offices of the Company and at such other locations as may be specified in the notice.

The annual shareholders' meeting of the Company is held within six months of the end of the financial year.

Shareholders' meetings are held in Amsterdam, Den Haag, Rotterdam or *Haarlemmermeer* (Schiphol Airport). The Board of Directors may decide that shareholders' meetings may be attended by means of electronic or video communication devices from the locations mentioned in the convening notice.

The Board of Directors must announce the date of the annual shareholders' meeting at least two months before the meeting. Requests made by one or more shareholders collectively representing at least 1% of the issued share capital (or shares having an aggregate market value of €50 million), to put items on the agenda for the annual shareholders' meeting, must be effected by the Board of Directors, if such requests to the Board of Directors have been made at least six (6) weeks prior to the date scheduled for the meeting except if, in the opinion of the Board of Directors, important interests of the Company prevail over the insertion of such items into the agenda.

A request as referred to in the preceding paragraph may only be made in writing. The Board of Directors can decide that in "writing" is understood to include a request that is recorded electronically.

3.1.10.2 Right to attend Meetings

Each holder of one or more shares may attend shareholders' meetings, either in person or by written proxy, to speak and to vote according to the Articles of Association. See "— 3.1.10.4 Conditions of Exercise of Right to Vote".

A shareholder or person who has the right to attend a meeting can see to it that he is represented by more than one proxy holder, provided that only one proxy holder can be appointed for each share.

In relation to holders of registered shares, the Board of Directors may provide in the convening notice that those persons are recognised as authorised to exercise the rights to attend, speak and vote at the shareholders' meetings, who at the point in time mentioned in the convening notice are authorised to exercise those rights and as such have been registered in the register appointed for the purpose by the Board of Directors, irrespective of who is authorised to exercise those rights on the day of the meeting.

Any person who is entitled to exercise the rights set out in the above paragraph (either in person or by means of a written proxy) and is attending the meeting from another location (see "— 3.1.10.1 Calling of Meetings") in such a manner that the person acting as chairman of the meeting is convinced that such a person is properly participating in the meeting, shall be deemed to be present or represented at the meeting, shall be entitled to vote and shall be counted towards a quorum accordingly.

As a prerequisite to attending the shareholders' meeting and to casting votes, the holders of bearer shares and those who derived the aforementioned rights from these shares shall be obliged to deposit their share certificate or the documents evidencing their rights against receipt, at such locations as shall be determined by the Board of Directors and stated in the convening notice.

Such convening notice shall also state the day that has been fixed as the final day on which the share certificates and the documents evidencing the aforementioned rights may be deposited.
That day may not be earlier than five business days, but in each case not earlier than the seventh day, prior to the meeting.

As far as registered shares are concerned, the Board of Directors should be informed in writing within the timeframe mentioned in the two preceding sentences of the intention to attend the meeting (the Board must receive such written information ultimately on the date specified in the notice by which the meeting is convened).

Holders of shares that are registered in the shareholders' register kept in Amsterdam have the option of holding them through Euroclear France S.A. In this case the shares are registered in the name of Euroclear France S.A.

Shareholders holding their EADS shares through Euroclear France S.A. who wish to attend general meetings will have to request from their financial intermediary or accountholder an admission card and be given a proxy to this effect from Euroclear France S.A. in accordance with the instructions specified by the Company in the convening notice. For this purpose, a shareholder will also be able to request that it be registered directly (and not through Euroclear France S.A.) in the register of the Company. However, only shares registered in the name of Euroclear France S.A. may be traded on stock exchanges.

In order to exercise their voting rights, the shareholders will also be able, by contacting their financial intermediary or accountholder, to give their voting instructions to Euroclear France S.A. or to any other person designated for this purpose, as specified by the Company in the convening notice.

In accordance with the resolutions proposed to and adopted by the Annual General Meeting of Shareholders held on 4th May 2007, the Articles of Association of the Company were amended to the effect that they include the possibility for EADS to (i) set a "registration date" at which the persons entitled to attend and vote at the shareholders' meetings are recorded for this purpose irrespective of who is shareholder at the time of the meeting, and (ii) provide for electronic means of convocation, attendance and voting at the shareholders' meetings. The introduction of such electronic means will depend on the availability of the necessary technical means and the market practice.

3.1.10.3 Majority and Quorum

All resolutions are adopted by means of a simple majority of the votes cast except when a qualified majority is prescribed by the Articles of Association or by Dutch law. No quorum is required for any shareholders' meeting to be held. Dutch law requires a special majority for the passing of certain resolutions: inter alia, capital reduction, exclusion of pre-emption rights in connection with share issues, statutory mergers or statutory demergers; the passing of such resolutions requires a majority of two-thirds of the votes cast if 50% of the share capital with voting rights is not present at the meeting (or otherwise a simple majority). In addition, resolutions to amend the Articles of Association or to dissolve the Company shall only be capable of being adopted with a majority of at least two-thirds of the valid votes cast at a shareholders' meeting, whatever the quorum present at such meeting.

Pledgees of shares and beneficiaries of a usufruct, which do not have voting rights, do not have the right to attend and to speak at shareholders' meetings. The owners of shares which are subject to a pledge or a usufruct, which do not have voting rights, are entitled to attend and to speak at shareholders' meetings.

3.1.10.4 Conditions of Exercise of Right to Vote

In all shareholders' meetings, each shareholder has one vote in respect of each share it holds.

A shareholder whose shares are subject to a pledge or usufruct shall have the voting rights attaching to such shares unless otherwise provided by law or by the Articles of Association or if, in the case of a usufruct, the shareholder has granted voting rights to the usufructuary. Pursuant to the Articles of Association and subject to the prior consent of the Board of Directors, a pledgee of shares in the Company may be granted the right to vote in respect of such pledged shares.

Article 25 (paragraph 2 and 3) of the Articles of Association provides that "The right to vote can be granted to an usufructuary. The right to vote can be granted to a pledgee, but only with the prior consent of the Board of Directors. No vote may be cast at the general meeting of shareholders on a share that is held by the Company or a subsidiary; nor for a share in respect of which one of them holds the depository receipts. Usufructuaries and pledgees of shares that are held by the Company or its subsidiaries are, however, not excluded from their voting rights, in case the right of usufruct or pledge was vested before the share was held by the Company or its subsidiary."

3.1.11 DISCLOSURE OF HOLDINGS

Pursuant to the WFT, any person who, directly or indirectly, acquires or disposes of an interest in the capital or voting rights of the Company must immediately give written notice to the AFM by means of a standard form, if, as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person meets, exceeds or falls below the following thresholds: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. Once in every calendar year, every holder of an interest in the share capital or voting rights of 5% or more in the Company must renew its notification to reflect changes in the percentage held in the share capital or voting rights of the Company, including changes as a consequence of changes in the total issued share capital. The disclosures are published by the AFM on its website (www.afm.nl).

In order to comply with these disclosure rules under the WFT, the Articles of Association of the Company have been amended in accordance with the resolutions adopted by the Annual General Meeting of Shareholders held on 4th May 2007 to the effect that they now include the obligation for shareholders to notify both the competent authorities and the Company when crossing thresholds in the share capital and/or voting rights of EADS set at: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. Previously, such thresholds were set at 5%, 10%, 25%, 33 1/3%, 50%, 66 2/3% and more.

Upon implementation of the Transparency Directive in German law on 20th January 2007, EADS is no longer required to publish changes of voting rights pursuant to the German Securities Trading Act *(Wertpapierhandelsgesetz)*.

Upon implementation of the Transparency Directive into Spanish law, EADS is no longer required to publish changes of voting rights pursuant to the Spanish Securities Act and its developing regulation.

The Articles of Association also require that any person acquiring directly or indirectly or with others with whom it is acting in concert more than one tenth of the issued share capital or voting rights of the Company must notify the Company of its intentions (i) to buy or sell shares of the Company in the following 12 months; (ii) to continue or to stop acquiring shares or voting rights of the Company; (iii) to acquire control of the Company; or (iv) to seek to designate a member of the Board of Directors of the Company. The Company will provide the AMF with the information received in this context.

Failure to comply with the legal obligation to notify a change in range of thresholds under the WFT is a criminal offence punishable by criminal and administrative penalties as well as civil law penalties, including the suspension of voting rights.

Disclosure Requirements for Members of the Board of Directors and the Executive Committee

Disclosure of holdings

In addition to the requirements under the WFT regarding the disclosure of holdings in case the specified thresholds are met or exceeded or if holdings fall below these thresholds, members of the Board of Directors must report to the AFM the number of shares in EADS and attached voting rights[5] held by him or an entity controlled by him, within two weeks following their appointment as director, whether or not such shareholdings meet or exceed any of the specified thresholds. Subsequently, any member of the Board of Directors is required to notify the AFM of any changes in such number of shares in EADS and attached voting rights.

Disclosure of transactions carried out on any securities issued by the Company

Pursuant to section 5:60 of the WFT, certain persons discharging managerial responsibilities within the Company (*i.e.*, for EADS, the members of the Board of Directors and of the Executive Committee) and, where applicable, persons closely associated with them must in principle notify the AFM of all transactions conducted for their own account relating to shares of the Company, or to derivatives or other financial instruments linked to them. These persons have to notify the AFM of the transactions within five trading days unless the aggregate amount of such transactions does not exceed €5,000 in respect of all transactions in a calendar year.

According to paragraph 15a of the German Securities Trading Act, persons with significant managerial responsibility with respect to the Company (i.e., for EADS, the members of the Board of Directors and the members of the Executive Committee), or the persons closely associated with them, must disclose transactions conducted for their own account involving shares of the Company or financial instruments that relate to those shares, especially derivatives. These persons have to notify the Company and the German Federal Financial Supervisory Authority of the transactions within five trading days unless the aggregate amount of such transactions does not exceed €5,000 in respect of all transactions in a calendar year. Upon implementation of the Transparency Directive into German law on 20th January 2007, EADS is no longer required to publish such notifications on its website or in a German supra-regional mandatory stock exchange newspaper.

Pursuant to Articles 223-22 to 223-25 of the AMF General Regulations, directors, persons with significant managerial responsibility with respect to the Company and having access on a regular basis to inside information about the Company (members of the Board of Directors and members of the Executive Committee), and, where applicable, any person closely associated with them, must report by e-mail to the AMF, within a period of five trading days following completion, any transactions in securities of the Company carried out by these persons, unless the aggregate amount of such transactions does not exceed €5,000 in respect of all transactions carried out in a calendar year. The AMF makes such disclosure information publicly available on its website. In addition, the Company must establish, update and provide the AMF with a list detailing the persons with significant managerial responsibility with respect to the Company and having access on a regular basis to inside information about the Company.

3.1.12 MANDATORY TENDER OFFERS

3.1.12.1 Takeover Directive

The Directive 2004/25/EC on takeover bids (the "**Takeover Directive**") sets forth the principles governing the allocation of laws applicable to EADS. The applicable laws refer to the rules of the Netherlands and the rules of the European Union Member State of the competent authority that must be chosen by EADS from among the various market authorities supervising the markets where its shares are listed.

For EADS, matters relating to the consideration offered in the case of a bid, in particular the price, and matters relating to the bid procedure, in particular the information on the offeror's decision to make a bid, the contents of the offer document and the disclosure of the bid, shall be determined by the laws of the European Union Member State having the competent authority, which will be selected by EADS at a future date.

For EADS, matters relating to the information to be provided to the employees of EADS and matters relating to company law, in particular the percentage of voting rights which confers control and any derogation from the obligation to launch a bid, the conditions under which the Board of Directors of EADS may undertake any action which might result in the frustration of the bid, and the applicable rules and the competent authority shall be dealt with in accordance with Dutch law (see sections 3.1.12.2 and 3.1.12.3).

(5) In this context, the term "shares" also includes for example depositary receipts for shares and rights resulting from an agreement to acquire shares or depositary receipts for shares, specifically call options, warrants, and convertible bonds. Equally, the term "voting rights" also includes actual or contingent rights to voting rights (e.g., embedded in call options, warrants or convertible bonds).

3.1.12.2 Dutch Law

The bill implementing the Takeover Directive (the "**Takeover Act**") in Dutch Law entered into force on 28th October 2007. In accordance with the Takeover Act, shareholders are required to make a public offer for all issued and outstanding shares in EADS' share capital if they — individually or acting in concert (as such terms are defined below), directly or indirectly — have 30% or more of the voting rights (significant control) in EADS. In addition to the other available exemptions listed below, the requirement to make a public offer does not apply to persons, who at the time the Takeover Act came into force, already held — individually or acting in concert — 30% or more of the voting rights in EADS.

Under the Takeover Act, natural persons, legal entities or companies are "acting in concert" if they cooperate on the basis of an agreement with the objective to acquire significant control (as defined above) in the target company, or if they cooperate with its Board of Directors with the objective to prevent the success of an already announced public offer for the shares in such company. The following categories of natural persons, legal entities or companies are deemed to be "acting in concert" under the Takeover Act: (i) legal entities or companies that form a group of companies as defined in section 2:24b of the Dutch Civil Code, (ii) legal entities or companies and their subsidiaries, and (iii) natural persons and their subsidiary companies.

In addition to the exemption stated above, the obligation to make a public offer does not apply to the natural person, legal entity or company that, amongst others:

- Acquires significant control as a result of declaring unconditional (*gestand doen*) a public offer made for all shares (or depositary receipts) in the target company;
- Is a legal entity, independent from the target company, that acquires significant control after a public offer has been announced by a third party, provided that such entity (i) holds the shares in the target company for a maximum period of two years and for purposes of protection of the target company and (ii) the corporate objects of such entity are to preserve the interests of the target company;
- Is a legal entity, independent from the target company, which has issued depositary receipts for the shares in the target company;
- Acquires significant control as a result of: (i) an intra-group transfer of the shares representing significant control; or (ii) a transfer between a parent company and its subsidiary;
- Acquires significant control acting in concert with one or more other natural persons, legal entities or companies, in which case the obligation to make a public offer lies with the natural person, legal entity or company that can exercise most of the voting rights in the general meeting of shareholders of the Company;
- Acts as a custodian (if and to the extent it cannot exercise any voting rights in its sole discretion).

The obligation to make a public offer does also not apply if:

- The natural person, legal entity or company, after acquiring significant control, loses such control within a thirty day grace period, unless (i) loss of control is due to a transfer to a natural person, legal entity or company to which one of the exemptions set out above applies, or (ii) the acquirer of the significant control has exercised its voting rights during this thirty day period; or
- 95% of the general meeting of shareholders of the Company agrees up front with the acquisition of significant control by a third party (a reversed takeover).

The Takeover Act also introduces the right for a minority shareholder to make a request for his shares to be purchased by an offeror who holds at least 95%. of the issued share capital and the voting rights. This claim should be brought before the Enterprise Chamber of the Court of Appeals in Amsterdam within the three-month period after the closing of the acceptance period of the public offer.

3.1.12.3 Articles of Association

Pursuant to Article 15 of the Articles of Association, in the event that a direct or indirect acquisition of shares in the Company results in a person acting alone or in concert (as set out in Section 5:45 of theWFT) holding shares or voting rights where the control over the number of shares or votes reaches or exceeds 33 1/3% of the issued share capital of the Company then such person(s) is (are) required to make an unconditional public offer to all shareholders to acquire all of their shares or to procure that such an offer is made. Such offer must comply with all of the applicable regulatory or other legal requirements in each jurisdiction in which the Company's shares are listed.

Pursuant to Article 16 of the Articles of Association, in the event of a failure to launch such an offer (or if the offer does not satisfy the relevant legal or regulatory requirements in each of the jurisdictions where the Company's shares are listed) within two months after notification to the Company of shareholdings reaching or exceeding 33 1/3% or failing such notification, within a period of 15 days of receipt of notice from the Board of Directors confirming the obligation to make the public offer, then any person(s) who is (are) required to make the offer shall within the period specified by the notice sent by the Board of Directors exchange for depository receipts to be issued by the *Stichting Administratiekantoor EADS* (the "**Foundation**"), such percentage of shares they hold over and above the 33 1/3% of the shares issued by the Company (the "**Excess Percentage**"). From the date specified in the notice sent by the Board of Directors, the right to attend meetings, to vote and to receive dividends shall be suspended in respect of the Excess Percentage. If, within a period of 14 days from a further notice from the Board of Directors, the person required to exchange his shares representing his Excess Percentage for depository receipts still has not done so, then the Company is irrevocably authorised to exchange such shares for depository receipts issued by the Foundation. The constitutive documents of the Foundation provide that the Foundation shall not have the right to attend shareholders' meetings of the Company as a shareholder, to speak at such meetings and to exercise the voting rights attached to the shares it holds, except if, in the view of the Board of Directors of the Foundation, such action is required for the performance of the mandatory offer provisions in the Articles of Association.

The obligation to make a public offer does not apply in the following situations[6]:

(i) To a transfer of shares to the Company itself or to the Foundation;

(ii) To a securities custody, clearing or settlement institution acting in that capacity, provided that the provisions of Article 16 of the Articles of Association described above shall be applicable where shares are held for persons acting in breach of the provisions of Articles 15 and 16 of the Articles of Association described above;

(iii) To a transfer of shares by the Company or to an issue of shares by the Company on a merger or on an acquisition by the Company of another company or business;

(iv) To a transfer of shares from one party to another party who is a party to an agreement as envisaged in the WMZ to define "concert parties" where the agreement is entered into before 31st December 2000 (as amended, supplemented or replaced by a new agreement by the admission of one or more new parties or the exclusion of one or more parties) except that this exemption will not apply to a new party that individually or with its subsidiaries and/or group companies holds at least 33 1/3% of the control over shares or votes in the Company; this exemption is intended to exclude the parties to the Participation Agreement (See "3.3.2 Relationships with Principal Shareholders") as amended, supplemented or replaced by a new agreement by the admission of one or more new parties or the exclusion of one or more parties from the obligation to make the mandatory offer in the event of a transfer of shares between themselves; or

(v) To a transfer by a shareholder to a subsidiary in which it holds more than 50% or by a shareholder to a company which holds more than 50% in such transferring shareholder.

3.2 General Description of the Share Capital

3.2.1 MODIFICATION OF SHARE CAPITAL OR RIGHTS ATTACHED TO THE SHARES

Unless such right is limited or eliminated by the shareholders' meeting as described below, holders of shares have a pre-emptive right to subscribe for any newly issued shares *pro rata* to the aggregate nominal value of shares held by them, except for shares issued for consideration other than cash and shares issued to employees of the Company or of a Group company. For the contractual position as to pre-emption rights, see "3.3.2 Relationships with Principal Shareholders".

The shareholders' meeting has the power to issue shares. The shareholders' meeting may also authorize the Board of Directors for a period of no more than five years, to issue shares and to determine the terms and conditions of share issuances.

The shareholders' meeting also has the power to limit or to exclude pre-emption rights in connection with new issues of shares, and may authorize the Board of Directors for a period of no more than five years, to limit or to exclude preemption rights. All resolutions in this context must be approved by a two-thirds majority of the votes cast during the shareholders' meeting in the case where less than half of the capital issued is present or represented at said meeting.

In accordance with the ninth resolution passed by the annual shareholders' meeting of EADS held on 4th May 2007, the Board of Directors was granted the powers (i) to issue shares and to grant rights to subscribe for shares which are part of EADS's authorised share capital provided that such powers shall be limited to 1% of the Company's authorised share capital from time to time and (ii) to limit or exclude preferential subscription rights, in both cases for a period expiring at the annual shareholders' meeting to be held in 2009.

The shareholders' meeting may reduce the issued share capital by cancellation of shares or by reducing the nominal value of the shares by means of an amendment to the Articles of Association, the latter requiring the approval of at least two-thirds of the votes cast at the general meeting. At the annual general meeting of shareholders to be held on 26th May 2008, it will be proposed to cancel up to a maximum of 1,291,381 shares.

(6) Article 17 of the Articles of Association.

3.2.2 ISSUED SHARE CAPITAL

As at 31st December 2007, the Company's issued share capital is €814,014,473 comprising 814,014,473 fully paid shares of a nominal value of €1.0 each.

3.2.3 AUTHORISED SHARE CAPITAL

As at 31st December 2007 the authorised share capital of the Company is €3 billion comprising 3,000,000,000 shares of €1.0 each.

3.2.4 SECURITIES GRANTING ACCESS TO THE COMPANY'S CAPITAL

Except for stock options granted for the subscription of EADS shares (See "Part 1 - 2.3.3 Long Term Incentive Plans"), there are no securities that give access, immediately or over time, to the share capital of EADS.

The table below shows the total potential dilution that would occur if all the stock options issued as at 31st December 2007 were exercised:

EADS' potential share capital	Number of shares	Dilution percentage in capital	Number of voting rights	Dilution percentage in voting rights*
Total number of EADS shares issued as of 31st December 2007	814,014,473	96.59%	809,807,471	96.57%
Total number of EADS shares which may be issued following exercise of stock options	28,749,782	3.41%	28,749,782	3.43%
Total potential EADS share capital	**842,764,255**	**100%**	**838,557,253**	**100%**

(*) The potential dilutive effect on capital and voting rights of the exercise of these stock options may be limited as a result of the Company's share purchase programmes and in the case of subsequent cancellation of repurchased shares. See "3.3.7.1 Dutch Law and information on share buyback programmes".

3.2.5 CHANGES IN THE ISSUED SHARE CAPITAL SINCE INCORPORATION OF THE COMPANY

Date	Nature of Transaction	Nominal value per share	Number of shares issued/cancelled	Premium*	Total number of issued shares after transaction	Total issued capital after transaction
29th December 1998	Incorporation	NLG 1,000	100	-	100	NLG 100,000
3rd April 2000	Conversion into €	€1	50,000	-	50,000	€50,000
8th July 2000	Issue of shares in exchange for contributions by Aerospatiale Matra, Dasa AG and SEPI	€1	715,003,828	€1,511,477,044	715,053,828	€715,053,828
13th July 2000	Issue of shares for the purpose of the initial public offering and listing of the Company	€1	80,334,580	€1,365,687,860	795,388,408	€795,388,408
21st September 2000	Issue of shares for the purpose of the employee offering carried out in the context of the initial public offering and listing of the Company	€1	11,769,259	€168,300,403	807,157,667	€807,157,667
5th December 2001	*Issue of shares for the purpose of an employee offering (note d'opération approved by the COB** on 13th October 2001 under number 01-1209)*	€1	2,017,894	€19,573,571.80	809,175,561	€809,175,561
4th December 2002	*Issue of shares for the purpose of an employee offering (note d'opération approved by the COB on 11th October 2002 under number 02-1081)*	€1	2,022,939	€14,470,149.33	811,198,500	€811,198,500
5th December 2003	*Issue of shares for the purpose of an employee offering (note d'opération approved by the COB on 25th September 2003 under number 03-836)*	€1	1,686,682	€19,363,109.36	812,885,182	€812,885,182
20th July 2004	*Cancellation of shares upon authorisation granted by the annual shareholders' meeting held on 6th May 2004*	€1	5,686,682	-	807,198,500	€807,198,500
3rd December 2004	*Issue of shares for the purpose of an employee offering (note d'opération approved by the AMF on 10th September 2004 under number 04-755)*	€1	2,017,822	€34,302,974	809,216,322	€809,216,322
In 2004	*Issue of shares following exercise of options granted to employees****	€1	362,747	€6,133,436	809,579,069	€809,579,069
25th July 2005	Cancellation of shares upon authorisation granted by the annual shareholders' meeting held on 11th May 2005	€1	1,336,358	-	808,242,711	€808,242,711
29th July 2005	*Issue of shares for the purpose of an employee offering (note d'opération approved by the AMF on 4th May 2005 under number 05-353)*	€1	1,938,309	€34,618,198.74	810,181,020	€810,181,020
In 2005	Issue of shares following exercise of options granted to employees***	€1	7,562,110	€144,176,031.61	817,743,130	€817,743,130
20th July 2006	Cancellation of shares upon authorisation granted by the annual shareholders' meeting held on 4th May 2006	€1	6,656,970	-	811,086,160	€811,086,160
In 2006	Issue of shares following exercise of options granted to employees***	€1	4,845,364	€89,624,589	815,931,524	€815,931,524
In 2007	Cancellation of shares upon authorisation granted by the annual shareholders' meeting held on 4th May 2007	€1	4,568,405	-	811,363,119	€811,363,119
In 2007	Issue of shares for the purpose of an employee offering	€1	2,037,835	€33,482,173	813,400,954	€813,400,954
In 2007	Issue of shares following exercise of options granted to employees***	€1	613,519	€9,438,683	814,014,473	€814,014,473

(*) The costs (net of taxes) related to the initial public offering of the shares of the Company in July 2000 have been offset against share premium for an amount of €55,849,772.

(**) Former name of the Autorité des marchés financiers (the "AMF").

(***) For information on stock option plans under which these options were granted to EADS employees, see "Part 1 – 2.3.3 Long Term Incentive Plans".

3.3 Shareholdings and Voting Rights

3.3.1 SHAREHOLDING STRUCTURE

EADS combined the activities of Aerospatiale Matra ("**Aerospatiale Matra**" or "**ASM**"), Daimler Aerospace AG ("**Dasa AG**") (with the exception of certain assets and liabilities) ("**Dasa**") and Construcciones Aeronauticas SA ("**CASA**") pursuant to a series of transactions completed in July 2000.

In this document, the term "Completion" relates to the July 2000 completion of the contributions made by Aerospatiale Matra, Dasa AG and SEPI to EADS to combine such activities into EADS.

The term "Indirect EADS Shares" relates to EADS shares held by Daimler AG ("**Daimler**"), SEPI and *Société de Gestion de l'Aéronautique, de la Défense et de l'Espace* ("**Sogeade**"), for which EADS Participations B.V. exercises all the attached voting rights as well as Lagardère SCA ("**Lagardère**") and *Société de Gestion de Participations Aéronautiques* ("**Sogepa**"), or the companies of their group, the number of EADS shares held indirectly via Sogeade, reflecting by transparency, their respective interest in Sogeade.

Unless the context requires otherwise, the shareholdings of Dasa AG in EADS are referred to in this document as shareholdings of Daimler, and the rights and obligations of Dasa AG pursuant to the agreements described herein are referred to as rights and obligations of Daimler.

As at 31st December 2007, 22.52% of the EADS shares were held by Dasa AG, which is a subsidiary of Daimler Luft- und Raumfahrt Holding AG ("**DLRH**"), a 93.85% subsidiary of Daimler. Sogeade, a French partnership limited by shares *(société en commandite par actions)* whose share capital, as at 31st December 2007, is held 54.55% by Sogepa (a French state holding company) and 45.45% by Désirade (a French *société par actions simplifiée* wholly owned by Lagardère), held 27.53% of the EADS shares. Thus, 50.05% of the share capital of EADS was held by Daimler and Sogeade who jointly control EADS through a Dutch law contractual partnership (the "**Contractual Partnership**"). SEPI (a Spanish state holding company), being a party to the Contractual Partnership, held 5.49% of the share capital of EADS. The public (including EADS employees) and the Company held, respectively, 43.88% and 0.52% of the share capital of EADS. The *République française* (the "**French State**") held directly 0.06% of such share capital, such shareholding being subject to certain specific provisions.

On 8th July 2004, Daimler announced that it had placed on the market (in the context of a hedging transaction) all of its EADS shares (22,227,478 EADS shares), representing 2.73% of the capital and 2.78% of the EADS voting rights at that date, except for its Indirect EADS Shares. Thus, Daimler does not hold directly any EADS shares at the date of this document.

On 11th November 2005, Dasa AG transferred its entire interest in EADS to its wholly owned subsidiary DaimlerChrysler Luft- und Raumfahrt Beteiligungs GmbH & Co. KG ("**DC KG**"). However, in November 2006, DC KG then transferred its entire interest in EADS back to Dasa AG.

In April 2006, Daimler reduced by 7.5% its stake in EADS and Lagardère issued bonds redeemable into EADS shares, as a result of which it is committed to reduce its stake in EADS by 2.5% in June 2007, 2.5% in June 2008 and 2.5% in June 2009, i.e a total of 7.5%.

On 8th September 2006, the Company was notified that JSC Vneshtorgbank (formerly Bank of Foreign Trade) acquired 41,055,530 shares of EADS, representing 5.04% of the share capital of EADS at that time.

On 9th February 2007, Daimler reached an agreement with a consortium of private and public-sector investors by which it reduced its economic rights in EADS by 7.5% while keeping the voting rights. For more information on this transaction, see "3.3.4 Changes in the Shareholding of the Company Since its Incorporation".

On 26th December 2007, JSC Vneshtorgbank has sold and transferred its shares in EADS to the Bank for Development and Foreign Economic Affairs (Vnesheconombank). EADS was notified of such transaction thereafter.

The diagram below shows the ownership structure of EADS as at 31st December 2007 (% of capital (voting rights) before exercise of outstanding stock options granted for the subscription of EADS shares. See "Part 1 – 2.3.3 Long Terms Incentive Plans".

OWNERSHIP STRUCTURE OF EADS AS AT 31ST DECEMBER 2007


French State
SOGEPA
Lagardère
Spanish State
Daimler
100%
99.90%
Désirade
Private and public sector investors
DLRH
45.45%
54.55%
100%
66.67%
33.33%
SOGEADE (Managed by SOGEADE Gérance)
SEPI
Dasa
27.53% (27.67%)
5.49% (5.52%)
22.52% (22.64%)
Contractual partnership (Managed by EADS Participations B.V.)
55.54% (55.83%) *
0.06% (0.06%) **/***
EADS N.V.
43.88% (44.11%)
Public
0.52% (-) *****

(*) EADS Participations B.V. exercises the voting rights attached to these EADS shares pledged by Sogeade, Daimler and SEPI who retain title to their respective shares.

(**) The French State exercises the voting rights attached to these EADS shares (such shares being placed with the Caisse des dépôts et consignations) in the same way that EADS Participations B.V. exercises the voting rights pooled in the Contractual Partnership.

(***) Shares held by the French State following the distribution without payment of consideration to certain former shareholders of Aerospatiale Matra as a result of its privatisation in June 1999. All the shares currently held by the French State will have to be sold on the market.

(****) DLRH is 93.85% held by Daimler; almost all the balance is held by the City of Hamburg.

(*****) As at 31st December 2007, the Company holds, directly or indirectly through another company in which the Company holds directly or indirectly more than 50% of the share capital, 4,207,002 of its own shares. The EADS shares owned by the Company itself do not carry voting rights.

For the number of shares and voting rights held by members of the Board of Directors and Executive Committee, "see Part 1 – 2.2.1 Compensation Granted to Directors and Principal Executive Officers".

Approximately 1.89% of the capital and 1.90% of the voting rights are held by EADS employees.

3.3.2 RELATIONSHIPS WITH PRINCIPAL SHAREHOLDERS

The principal agreements governing the relationships between the founders of EADS are an agreement (the "**Participation Agreement**") entered into on Completion between Daimler, Dasa AG, Lagardère, Sogepa, Sogeade and SEPI, and a Dutch law Contractual Partnership agreement entered into on Completion between Sogeade, Dasa AG, SEPI and EADS Participations B.V. (the "**Contractual Partnership Agreement**"), which repeats certain terms of the Participation Agreement and a certain number of other agreements (notably, a shareholder agreement (the "**Sogeade Shareholders' Agreement**") entered into on Completion between Sogepa and Lagardère and an agreement between the French State, Daimler and DCLRH). EADS Participations B.V. is a Dutch private company with limited liability *(besloten vennootschap met beperkte aansprakelijkheid)* and is the managing partner of the Contractual Partnership. The Indirect EADS Shares held by Daimler, Sogeade and SEPI have been pledged to EADS Participations B.V., which has been granted the exclusive power to exercise the voting rights attached to the pledged shares (including the right to attend and speak at shareholders' meetings) in accordance with the Contractual Partnership Agreement.

The agreements above contain, among other things, provisions relating to the following matters:

- The composition of the Boards of Directors of EADS, EADS Participations B.V. and Sogeade Gérance (*gérant commandité* of Sogeade);
- Restrictions on the transfer of EADS shares and Sogeade shares;
- Pre-emptive and tag-along rights of Daimler, Sogeade, Sogepa and Lagardère;
- Defences against hostile third parties;
- Consequences of a change of control of Daimler, Sogeade, Lagardère, Sogepa or SEPI;
- A put option granted by Sogeade to Daimler over its EADS shares in certain circumstances;
- Specific rights of the French State in relation to certain strategic decisions, regarding among other issues, EADS' ballistic missiles activity; and
- Certain limitations on the extent of the French State's ownership of EADS.

Further details on the agreements among the principal shareholders of EADS are set out below.

Organisation of EADS Participations B.V.

The Board of Directors of EADS Participations B.V. has an equal number of directors nominated by Daimler and by Sogeade, respectively (taking into account proposals made by Lagardère in respect of the Sogeade-nominated directors). Daimler and Sogeade each nominate two directors, unless otherwise agreed, and the Daimler-Directors and the Sogeade-Directors jointly have the right to nominate and to remove the Chairman and the Chief Executive Officer. In addition, SEPI has the right to nominate a director, as long as the shareholding of SEPI in EADS is 5% or more but in any case until the Annual General Meeting of Shareholders to be held in 2012. The Chairman shall either have French or German nationality and the Chief Executive Officer shall have the other nationality.

This structure gives Daimler and Sogeade equal nominating rights in respect of the majority of the directors of the decision-making body of EADS Participations B.V. All decisions of EADS Participations B.V.'s Board of Directors shall require the vote in favour of at least four directors.

Transfer of EADS Shares

During the period commencing at Completion and ending on 1st July 2003 (the "**Standstill Period**"), there were restrictions on Daimler's, Sogeade's, SEPI's, Lagardère's, Sogepa's and the French State's ability to transfer EADS shares.

Following the expiration of the Standstill Period, as of 1st July 2003, Daimler, Sogeade, SEPI, Lagardère and Sogepa will each have the right to sell its EADS shares on the market, subject to the following conditions:

- If a party wishes to sell any EADS shares, it shall first sell its shares other than its Indirect EADS Shares before exercising its right to sell its Indirect EADS Shares in accordance with the provisions set out below;
- On the sale of Indirect EADS Shares, Daimler (in the case of a sale by Sogeade), Sogeade (in the case of a sale by Daimler) or Sogeade and Daimler (in the case of a sale by SEPI) may either exercise a pre-emption right or sell its Indirect EADS Shares on the market in the same proportions as the respective Indirect EADS Shares of the relevant parties bear to each other;
- Any transfer of Indirect EADS Shares by either Sogepa or Lagardère is subject to a pre-emption right in favour of Lagardère or Sogepa, as the case may be. In the event that such pre-emption right is not exercised, the Indirect EADS Shares may be sold (a) to an identified third party subject to Lagardère's or Sogepa's consent (as the case may be) and also

to Daimler's consent and (b) if such consent is not obtained, the Indirect EADS Shares may be sold on the market, subject to Daimler's pre-emption right referred to above;

- Lagardère and Sogepa shall each have a proportional right to tag-along on a sale of its Indirect EADS Shares; and
- The pre-emption and tag-along rights of Lagardère and Sogepa referred to above do not apply to a transfer of EADS shares directly held by one of them.

Any sale on the market of EADS shares in accordance with the Participation Agreement shall be conducted in an orderly manner so as to ensure the least possible disruption to the market of EADS shares. To this effect, the parties shall consult with each other before any such sale.

Control of EADS

In the event that a third party to which Daimler or Sogeade objects (a "**Hostile Third Party**") has a direct or indirect interest in EADS shares equal to 12.5% or more of the number of such EADS shares the voting rights of which are pooled through the Contractual Partnership (a "**Qualifying Interest**"), then, unless a Hostile Offer (as defined below) has been made by the Hostile Third Party or until such time as Daimler and Sogeade agree that the Hostile Third Party should no longer be considered a Hostile Third Party or the Hostile Third Party no longer holds a Qualifying Interest, the parties to the Participation Agreement shall exercise all means of control and influence in relation to EADS to avoid such Hostile Third Party increasing its rights or powers in relation to EADS.

Following the expiration of the Standstill Period, as of 1st July 2003, the parties to the Participation Agreement may accept an offer (whether by way of tender offer or otherwise) by a Hostile Third Party which is not acceptable to either Daimler or Sogeade (a "**Hostile Offer**"), subject to provisions requiring, inter alia, the party wishing to accept, to first offer its EADS shares to Daimler and/or Sogeade, in which case Daimler and/or Sogeade may exercise their pre-emption rights in respect of all or some only of the EADS shares held by the party wishing to accept the Hostile Offer.

Any sale of EADS shares, other than the EADS Indirect Shares, by Daimler, Sogeade or Lagardère, at a time when a Hostile Third Party is a shareholder and purchaser of EADS shares on the market, is subject to the pre-emption right of Sogeade, Daimler and Sogepa respectively. In the case of a sale by Lagardère, if Sogepa does not exercise its right of pre-emption, Daimler has in turn a pre-emption right.

Dissolution of Contractual Partnership and EADS Participations B.V.

The Contractual Partnership and EADS Participations B.V. will be dissolved and wound up upon the occurrence of certain events (each, a "**Termination Event**") including:

(i) If the proportion which the Indirect EADS Shares of either Daimler or Sogeade bears to the total number of EADS shares is less than 10%, unless the difference between the holdings of Daimler and Sogeade (calculated as a percentage by reference to the number of Indirect EADS Shares held by each of them as against the total number of EADS shares) is 5% or less, in which case the dissolution and winding up shall only occur if the proportion which the Indirect EADS Shares of Daimler or Sogeade bears to the total number of EADS shares is 5% or less; or

(ii) If, on a change of control of either Lagardère, Sogepa, Sogeade or Daimler, no notice of an offer by a third party to purchase the Sogeade shares or the Indirect EADS Shares held by the party undergoing the change of control (the "**Changed Party**") (which offer the Changed Party wishes to accept) has been served in accordance with the Participation Agreement (see below "— Change of Control") within 12 months of the date of the change of control occurring (the absence of notice of an offer by a third party to purchase the Indirect EADS Shares held by SEPI upon a change of control of SEPI does not trigger a dissolution of the Contractual Partnership or EADS Participations B.V. but shall cause SEPI to lose its main rights or liabilities under the Participation Agreement or the Contractual Partnership Agreement).

On the occurrence of a Termination Event, EADS Participations B.V. is prohibited from conducting further business except as is necessary to its liquidation or the liquidation of the Contractual Partnership.

Change of Control

The Participation Agreement provides, inter alia, that if (a) Lagardère or Sogepa undergoes a change of control and Daimler so elects (b) Sogeade undergoes a change of control and Daimler so elects (c) Daimler undergoes a change of control and Sogeade so elects (d) SEPI undergoes a change of control and Sogeade or Daimler so elects then:

(i) The party undergoing the change of control shall use its reasonable efforts to procure the sale of its Sogeade interest (if the party undergoing the change of control is Lagardère or Sogepa) or of its Indirect EADS Shares (if the party undergoing the change of control is Daimler, Sogeade or SEPI) to a third party purchaser on bona fide arm's length terms. When the party subject to the change of control is Lagardère or Sogepa, the third party purchaser shall be nominated with Daimler's consent, not to be unreasonably withheld; and

(ii) In the event that a third party offers to purchase the Sogeade interest held by Lagardère or Sogepa or the Indirect EADS Shares held by Daimler, Sogeade or SEPI as the case may be, is received and the party undergoing the change of control wishes to accept that offer, such offer shall immediately be notified to (a) Daimler in the case of a change of control occurring to Lagardère or Sogepa, (b) Sogeade in the case of the change of control occurring to Daimler, (c) Daimler in the case of the change of control occurring to Sogeade, or (d) Daimler or Sogeade in the case of the change of control occurring to SEPI (the party notified under (a), (b), (c) or (d) being the "**Non-Changed Party**"). The Non-Changed Party shall have a first right to purchase the Sogeade interest or the Indirect EADS shares being offered for sale at the price being offered by the third party. In relation to (d), if Daimler and Sogeade have both elected that SEPI procure a third party purchaser, then they shall each have the right to acquire SEPI's Indirect EADS Shares in the respective proportions which the number of their EADS shares bear to one another at that time. In the event that the Non-Changed Party does not give notice of its intention to purchase the Sogeade interest or the Indirect EADS Shares within 30 days of the offer being made, then the Changed Party is obliged to sell such Sogeade interest or Indirect EADS Shares to the third party on the terms of the third party's original offer.

The third party purchaser may not be a competitor of EADS, Sogeade or Daimler (as the case may be) nor a member of the Group which has taken control of the Changed Party.

Events of Default Other Than Change of Control

The Participation Agreement provides for certain actions following events of default (other than a change of control) (i. e., insolvency-related or a material breach of the Participation Agreement). In particular, if such an event of default occurs in relation to Daimler, Sogeade or SEPI, the non-defaulting party (respectively Sogeade, Daimler and Sogeade and Daimler acting together) has a call option over the defaulting party's EADS shares and interest in EADS Participations B.V. If such an event of default occurs in relation to Lagardère or Sogepa, such party is obliged to use its best efforts to sell its interest in the capital of Sogeade on bona fide arm's length terms to a third party purchaser (who must not be a competitor of EADS or Daimler). In the case of a sale by Lagardère, the third party purchaser must be nominated by Sogepa with Daimler's consent (which may not be unreasonably withheld). In the case of such a sale by Sogepa, Daimler must consent to the sale (again, such consent may not be unreasonably withheld).

Specific Rights and Undertakings of the French State

The French State, not being a party to the Participation Agreement, entered into a separate agreement, governed by French law, with Daimler and DCLRH on 14th October 1999 (as amended) pursuant to which:

- The French State undertakes to hold an interest of no more than 15% of the entire issued share capital of EADS through Sogepa, Sogeade and EADS Participations B.V.;
- The French State undertakes that neither it nor any of its undertakings will hold any EADS shares directly;
- In each case disregarding (i) those EADS shares held by the French State following the distribution without payment of consideration to certain former shareholders of Aerospatiale Matra as a result of its privatisation in June 1999 and which will have to be sold on the market; (ii) those shares held by Sogepa or the French State which may be sold or acquired pursuant to the Participation Agreement or the Sogeade Shareholders' Agreement (see below); and (iii) those shares held for exclusively investment purposes.

Moreover, pursuant to an agreement entered into between EADS and the French State (the "**Ballistic Missiles Agreement**"), EADS has granted to the French State (a) a veto right and subsequently a call option on the ballistic missiles activity exercisable in the event that (i) a third party which is not affiliated to the Daimler and/or Lagardère Groups acquires, directly or indirectly, either alone or in concert, more than 10% or any multiple thereof of the share capital or voting rights of EADS or (ii) the sale of the ballistic missiles assets or of the shares of such companies carrying out such activity is considered after the termination of the Sogeade Shareholders' Agreement and (b) a right to oppose the transfer of any such assets or shares during the duration of the Sogeade Shareholders' Agreement.

Sogeade

Sogeade is a French partnership limited by shares *(société en commandite par actions)* the share capital of which is split between Sogepa (54.55%) and Désirade, a French *société par actions simplifiée* (45.45%). The share capital of Désirade is itself wholly owned by Lagardère. Lagardère hence owns indirectly 45.45% of Sogeade.

The general partner *(associé commandité)* of Sogeade, Sogeade Gérance, is a French *société par actions simplifiée* which is the manager of Sogeade and the share capital of which is split equally between Sogepa and Lagardère SCA.

Sogeade Gérance's Board of Directors consists of eight directors, four of them nominated by Lagardère (among whom one shall be designated as the Chairman of the Board) and four by Sogepa. Decisions of Sogeade Gérance's board shall be approved by a simple majority of directors except for the following matters which require the approval of a qualified majority of six of the eight directors: (a) acquisitions or divestments of shares or assets the individual value of which exceeds €500 million; (b) agreements establishing strategic alliances, or industrial or financial co-operation; (c) a capital increase of EADS of more than €500 million to which no preferential right to subscribe for the shares is attached; (d) any decision to divest or create a security interest over the assets relating to prime contractor status, design, development and integration of ballistic missiles or the majority shareholdings in the companies Cilas, Sodern, Nuclétudes and the GIE Cosyde (each a "**Sogeade Reserved Matter**"). The decisions contemplated under (d) above are also governed by the Ballistic Missiles Agreement (see above "— Specific Rights and Undertakings of the French State").

When a vote of Sogeade Gérance's board on such matters does not reach the qualified majority of six directors by reason of any of the Sogepa-nominated directors casting a negative vote, the Sogeade-nominated directors on the board of EADS Participations B.V. are obliged to vote against the proposal. This means that the French State as the owner of Sogepa can veto any decisions on these matters within EADS Participations B.V. and in turn within EADS as long as the Sogeade Shareholders' Agreement remains in existence.

In addition, in the case where the Board of Directors of EADS Participations BV and/or the Board of Directors of EADS would be called to address the following matters:

- **(a)** Appointment/removal of the Chairman and the Chief Executive Officer of EADS and appointment/removal of the Chief Executive Officer of Airbus;
- **(b)** Investments, projects, launch of new products or divestments within the Group with an individual value/amount exceeding €500 million;
- **(c)** Strategic and cooperation agreements;
- **(d)** Modifications of the authorised share capital of EADS and increase in the issued capital of EADS, with the exception of capital increases for the purposes of ESOP or other securities issuances in favour of employees for an amount, per year or per plan, less than 2% of the issued capital;
- **(e)** Modifications of (1) the Articles of Association of EADS, (2) the internal rules for the Board of Directors and (3) the internal rules for the Executive Committee;
- **(f)** Change of name, place of incorporation and nationality of EADS, and
- **(g)** Significant decisions in connection with the ballistic missiles activities of EADS.

Sogeade Gérance's board shall previously meet to come to a decision on the appropriateness of any of the above-mentionned matters. In this respect, the decision of Sogeade Gérance's board shall be in writing and require the approval of a qualified majority of six of the eight directors; it being understood that the Sogeade-nominated directors on the board of EADS Participations B.V. shall in no event be bound by such decision. Such procedure shall not apply in the case where the relevant matter will have been examined as a Sogeade Reserved Matter in accordance with the above.

The shareholding structure of Sogeade shall reflect at all times the indirect interests of all the shareholders of Sogeade in EADS.

In certain circumstances, in particular in the event of a change of control of Lagardère, Lagardère shall grant a call option over its Sogeade shares to any non-public third party designated by Sogepa and approved by Daimler. This option may be exercised during the term of the Sogeade Shareholders' Agreement on the basis of the market price for the EADS shares.

The Sogeade Shareholders' Agreement shall terminate if Lagardère or Sogepa ceases to hold at least 20% of the capital of Sogeade, except that: (a) the provisions relating to the call option granted by Lagardère described above shall remain in force as long as the Participation Agreement is in force, (b) as long as Sogepa holds at least one Sogeade share, it will remain entitled to nominate a Sogeade Gérance Director whose approval will be required with respect to any decision to divest or create a security interest over the assets relating to prime contractor status, design, development and integration of ballistic missiles activity or the majority shareholdings in the companies Cilas, Sodern, Nuclétudes and the GIE Cosyde; and (c) the Sogeade Shareholders' Agreement will be terminated in the event of a dissolution of EADS Participations B.V. caused by Daimler. In the latter case, the parties have undertaken to negotiate a new shareholders' agreement in the spirit of the shareholders' agreement between them dated 14th April 1999 relating to Aerospatiale Matra and with regard to their respective shareholdings in Sogeade at the time of the dissolution of EADS Participations B.V.

Put Option

Under the Participation Agreement, Sogeade grants a put option to Daimler over its EADS shares which shall be exercisable by Daimler, (i) in the event of a deadlock arising from the exercise by Sogepa of its rights relating to certain strategic decisions (listed above under the description of Sogeade) other than those relating to the ballistic missiles activity or (ii) during certain periods provided that in both cases the French State still holds any direct or indirect interest in EADS shares. The put option may only be exercised in respect of all and not some only of Daimler's EADS shares.

The exercise price of the option will be calculated on the basis of an average market price for EADS shares.

In the event that Daimler exercises the put option granted to it by Sogeade, Sogeade will acquire the EADS shares from Daimler. However, Lagardère has the right to require Sogepa to substitute itself for Sogeade in relation to the acquisition of Daimler's EADS shares following the exercise by Daimler of the put option. Such substitution right has been accepted by Daimler. In the event that Lagardère does not exercise such substitution right, Lagardère would have to provide its pro rata part of the financing necessary for such acquisition. Sogepa undertakes to provide its pro rata part of the financing corresponding to its rights in Sogeade. Should Lagardère decide not to take part in the financing, (a) Sogepa undertakes to substitute itself for Sogeade to buy the shares sold by Daimler as a result of the exercise of its put option and Sogepa or Lagardère may request the liquidation of Sogeade and EADS Participations B.V. and the termination of the Sogeade Shareholders' Agreement (notwithstanding the termination provisions of the Sogeade Shareholders' Agreement described under the paragraph "Sogeade" above). In that case, Lagardère could freely sell its EADS shares on the market or in a block sale to a third party.

Pledge over EADS' Shares Granted to EADS Participations B.V.

Upon Completion and in order to secure their undertakings under the Contractual Partnership Agreement and the Participation Agreement, Sogeade, Daimler and SEPI granted a pledge over their respective Indirect EADS Shares to EADS Participations B.V. for the benefit of EADS Participations B.V. and the other parties to the Contractual Partnership Agreement.

Contributions to EADS — Specific Undertakings of EADS

EADS has agreed not to dispose of the shares contributed by Aerospatiale Matra, Dasa AG and SEPI for a period of seven years. The contribution agreements entered into between EADS on the one hand and Aerospatiale Matra, Dasa AG and SEPI on the other hand, provide that EADS may, if it determines that this is desirable, dispose of such shares provided that EADS shall, on demand, indemnify Lagardère and Sogepa (in the case of a sale of shares contributed by Aerospatiale Matra), Dasa AG or SEPI, as the case may be, for all tax disadvantages (tax actually paid or borne by them as well as any consumption of loss-carry-forward potential) they suffer as a result of the loss of the tax benefit triggered by the disposal of the shares by EADS. Such obligation to indemnify shall cease after seven years from the date of contribution. In the event that the indemnification would be made to all three of Lagardère, Sogepa and Dasa AG, the Board of Directors would decide on the amount of the indemnity on the basis of a report made and presented by the two independent Directors of EADS. The amount and the conditions of this indemnification will be reported to the shareholders' meeting.

DADC

EADS holds 75% of the shares in DADC Luft- und Raumfahrt Beteiligungs AG ("**DADC**") (the other 25% being held by DCLRH). The share capital of Dornier GmbH is held as to 97.1% by DADC and as to 2.9% by the Dornier family. In shareholders' meetings, DADC is entitled to more than 95.2% and the Dornier family to less than 4.8% of the voting rights in Dornier GmbH. DADC and Dornier GmbH have entered into a control and profit and loss transfer agreement.

A considerable number of shareholders' resolutions in Dornier GmbH require a majority of 100% of the votes cast in the shareholders' meeting notably resolutions to dissolve the Company, alterations of the Articles of Association if they terminate, limit or have an impact on the rights of the minority shareholders, reduction of share capital, mergers (unless Dornier GmbH is the surviving entity), the transfer of holdings in other enterprises or the transfer of whole areas of enterprise activities with the exception of transfers of assets in return for shares or as a contribution in kind or to a company associated with Daimler, which is assumed to be the case if Daimler controls at least 20% of its share capital. The same requirement applies with regard to all transfers of shares of Dornier GmbH held by the Daimler Group (including associated enterprises) subject to certain exceptions including the transfer to other Daimler Group companies (including associated enterprises). Furthermore, the Dornier family receives a guaranteed dividend from Dornier GmbH (depending on the nature of the shares) of 8.7% or 15% of the nominal amount of their shares plus any corporation tax credits. The guaranteed dividend is indexed. Daimler has guaranteed the payment of the minimum dividend to the Dornier family shareholders. In the case of the profit and loss transfer agreement, which presently exists between DADC and Dornier GmbH, the Dornier family shareholders are entitled to receive payments corresponding at least to the amount which they would be entitled to in the absence of such profit and loss transfer agreement. Internally DADC has assumed this obligation.

On 30th November 1988 Daimler and the Dornier family entered into a separate agreement to strengthen the rights of Daimler and, simultaneously, to protect the economic interests of the minority shareholders. The latter can, in particular, demand that their shares in Dornier GmbH be bought (i) for cash consideration or (ii) in exchange for Daimler shares or (iii) in exchange for shares in a company in which, or under which, Daimler concentrates its aerospace activities by Daimler or another company associated with Daimler and nominated by Daimler. On 29th March 2000 Daimler, DCLRH, DADC, EADS Deutschland GmbH and Dasa AG entered into an agreement according to which Daimler has the right to demand from DADC to buy the shares so offered by the Dornier family shareholders. Daimler shall reimburse DADC for any amount to be paid being above the fair market value of the shares. Moreover, DADC will assume certain other rights and obligations relating to the protection of the interests of the Dornier family.

On 29th December 2004, Silvius Dornier and Daimler entered into an agreement to transfer all of the remaining shares of Silvius Dornier in Dornier GmbH (3.58%) to Daimler or another company of the Daimler Group nominated by Daimler and to settle all of the rights and potential claims of Silvius Dornier resulting from or in connection with his shareholding in Dornier GmbH. None of the other family shareholders exercised their three month right of first refusal to acquire these shares so that the legal transfer became effective on 17th April 2005. According to the above mentioned agreement between Daimler, DCLRH, DADC, EADS Deutschland GmbH and Dasa AG *("Handbabungsvereinbarung")*, DADC had irrevocably offered to Daimler to buy these shares at market value upon effectiveness of their sale to Daimler, which offer was accepted by Daimler and the deal being brought to closure on 3rd May 2005.

Under the terms of the business combination agreements entered into in the context of the creation of EADS, DCLRH has undertaken to indemnify Lagardère (for itself and on behalf of each member of the Lagardère Group) and SEPI and shall keep them indemnified, against (save in respect of any consequential loss not foreseeable by DCLRH (or any member of the Daimler Group)) all or any costs, claims, demands, expenses, losses or liabilities that they (or any of them) may suffer or incur from the date of the business combination agreements entered into in the context of the creation of EADS as a result of all or any of the shareholders of Dornier GmbH other than a member of the Dasa Group obtaining or seeking to obtain any rights or remedies against Lagardère (or any member of the Lagardère Group), SEPI, the Contractual Partnership, EADS Participation B.V., Dasa AG, EADS or any entity contributed by or on behalf of Daimler which is to become a member of the Group or any member of the Dasa AG Group. This indemnity shall also extend to EADS to the extent that such protection is not provided for in the transfer of the Dasa business to EADS.

Other than the relationships between the Company and its principal shareholders described above in this Section 3.3.2, there are no potential conflicts of interest between the duties to the Company of the Directors and their respective private interests or other duties.

3.3.3 FORM OF SHARES

The shares of EADS are in registered form. The Board of Directors may decide with respect to all or certain shares, on shares in bearer form.

Shares shall be registered in the shareholders' register without the issue of a share certificate or, should the Board of Directors so decide, with respect to all or certain shares, with the issue of a certificate. Share certificates shall be issued in such form as the Board of Directors may determine. Registered shares shall be numbered in the manner to be determined by the Board of Directors.

3.3.4 CHANGES IN THE SHAREHOLDING OF THE COMPANY SINCE ITS INCORPORATION

The Company was founded with an authorised share capital of 500,000 Netherlands Guilders ("**NLG**") divided into 500 shares each having a nominal value of 1,000 NLG, of which 100 were issued to Aerospatiale Matra on 29th December 1998. These shares were transferred to Dasa AG by way of notarised transfer certificate on 28th December 1999.

The changes in the shareholding of the Company since its initial public offering and listing are set forth below (for a description of the changes in the issued share capital of the Company since its incorporation, see "3.2.5 Changes in the Issued Share Capital Since Incorporation of the Company").

Since July 2000, 4,293,746 EADS shares have been distributed without payment of consideration by the French State to certain former shareholders of Aerospatiale Matra as a result of its privatisation in June 1999. The last distribution took place in July 2002.

In addition, in January 2001, the French State and Lagardère sold on the market all of their EADS shares (respectively 7,500,000 and 16,709,333 EADS shares) other than their Indirect EADS Shares (and, in the case of the French State, other than the EADS shares to be distributed to former shareholders of Aerospatiale Matra, see "— 3.3.2 Relationships with Principal Shareholders — Specific Rights and

3.3.6 SIMPLIFIED GROUP STRUCTURE CHART

The following chart illustrates the simplified organisational structure of EADS, comprising five Divisions and the main business units. For ease of presentation, intermediate holding companies have been omitted. The shaded boxes represent Divisions (with respect to the MTA Division) or business units (with respect to Military Air Systems) that are part of the legal entities referred to in parentheses. The coloured boxes denote entities forming part of one of EADS' five Divisions.

The non- coloured boxes denote entities that are holding companies or participations not within one of EADS' five Divisions and do not directly form part of the management responsibility of a specified director. Socata, EADS ATR, ATR GIE, EFW and Sogerma are 'Other Businesses' and do not form part of EADS' five Divisions. See "1.1.1 Overview - Organisation of EADS Businesses".

shares. Moreover, DADC will assume certain other rights and obligations relating to the protection of the interests of the Dornier family.

On 29th December 2004, Silvius Dornier and Daimler entered into an agreement to transfer all of the remaining shares of Silvius Dornier in Dornier GmbH (3.58%) to Daimler or another company of the Daimler Group nominated by Daimler and to settle all of the rights and potential claims of Silvius Dornier resulting from or in connection with his shareholding in Dornier GmbH. None of the other family shareholders exercised their three month right of first refusal to acquire these shares so that the legal transfer became effective on 17th April 2005. According to the above mentioned agreement between Daimler, DCLRH, DADC, EADS Deutschland GmbH and Dasa AG *("Handhabungsvereinbarung")*, DADC had irrevocably offered to Daimler to buy these shares at market value upon effectiveness of their sale to Daimler, which offer was accepted by Daimler and the deal being brought to closure on 3rd May 2005.

Under the terms of the business combination agreements entered into in the context of the creation of EADS, DCLRH has undertaken to indemnify Lagardère (for itself and on behalf of each member of the Lagardère Group) and SEPI and shall keep them indemnified, against (save in respect of any consequential loss not foreseeable by DCLRH (or any member of the Daimler Group)) all or any costs, claims, demands, expenses, losses or liabilities that they (or any of them) may suffer or incur from the date of the business combination agreements entered into in the context of the creation of EADS as a result of all or any of the shareholders of Dornier GmbH other than a member of the Dasa Group obtaining or seeking to obtain any rights or remedies against Lagardère (or any member of the Lagardère Group), SEPI, the Contractual Partnership, EADS Participation B.V., Dasa AG, EADS or any entity contributed by or on behalf of Daimler which is to become a member of the Group or any member of the Dasa AG Group. This indemnity shall also extend to EADS to the extent that such protection is not provided for in the transfer of the Dasa business to EADS.

Other than the relationships between the Company and its principal shareholders described above in this Section 3.3.2, there are no potential conflicts of interest between the duties to the Company of the Directors and their respective private interests or other duties.

3.3.3 FORM OF SHARES

The shares of EADS are in registered form. The Board of Directors may decide with respect to all or certain shares, on shares in bearer form.

Shares shall be registered in the shareholders' register without the issue of a share certificate or, should the Board of Directors so decide, with respect to all or certain shares, with the issue of a certificate. Share certificates shall be issued in such form as the Board of Directors may determine. Registered shares shall be numbered in the manner to be determined by the Board of Directors.

3.3.4 CHANGES IN THE SHAREHOLDING OF THE COMPANY SINCE ITS INCORPORATION

The Company was founded with an authorised share capital of 500,000 Netherlands Guilders ("**NLG**") divided into 500 shares each having a nominal value of 1,000 NLG, of which 100 were issued to Aerospatiale Matra on 29th December 1998. These shares were transferred to Dasa AG by way of notarised transfer certificate on 28th December 1999.

The changes in the shareholding of the Company since its initial public offering and listing are set forth below (for a description of the changes in the issued share capital of the Company since its incorporation, see "3.2.5 Changes in the Issued Share Capital Since Incorporation of the Company").

Since July 2000, 4,293,746 EADS shares have been distributed without payment of consideration by the French State to certain former shareholders of Aerospatiale Matra as a result of its privatisation in June 1999. The last distribution took place in July 2002.

In addition, in January 2001, the French State and Lagardère sold on the market all of their EADS shares (respectively 7,500,000 and 16,709,333 EADS shares) other than their Indirect EADS Shares (and, in the case of the French State, other than the EADS shares to be distributed to former shareholders of Aerospatiale Matra, see "— 3.3.2 Relationships with Principal Shareholders — Specific Rights and

Undertakings of the French State") that they held as a result of the non-exercise of the over-allotment option granted to the underwriters in the context of the initial public offering carried out by the Company for the purpose of its listing in July 2000 (including, in the case of Lagardère, those shares other than its Indirect EADS Shares purchased from the French Financial Institutions at the end of the exercise period of the over-allotment option).

On 8th July 2004, Daimler announced that it had placed on the market (in the context of a hedging transaction) all of its EADS shares (22,227,478 EADS shares), representing 2.73% of the capital and 2.78% of the EADS voting rights at that date, except for its Indirect EADS Shares.

On 4th April 2006, Daimler and Lagardère announced the entry into simultaneous transactions aimed at reducing by 7.5% each their respective shareholdings in EADS. Daimler entered into a forward sale agreement of approximately 61 million EADS shares with a group of investment banks. Daimler indicated that it lent these shares to the banks in anticipation of the settlement of the forward sale. Lagardère issued mandatory exchangeable bonds. The EADS shares deliverable at the maturity of the bonds will represent a maximum of 7.5% of the share capital of EADS, or approximately 61 million EADS shares and will be delivered in three equal instalments representing 2.5% of the share capital of EADS in June 2007, June 2008 and June 2009.

On 9th February 2007, Daimler reached an agreement with a consortium of private and public-sector investors by which it effectively reduced its shareholding in EADS from 22.5% to 15%. Pursuant to this agreement, on 13th March 2007, Daimler has placed its entire 22.5% equity interest in EADS into a new company, in which the consortium of investors acquired a one-third interest through a special-purpose entity. This gives the consortium of investors an economic interest over a 7.5% stake in EADS while the associated voting rights are still exercised by Daimler. Daimler will continue to control the voting rights of the entire 22.5% package of EADS shares. Daimler has the option of dissolving the new structure on 1st July 2010 at the earliest. If the structure is dissolved, Daimler has the right either to provide the investors with EADS shares or to pay cash compensation. If EADS shares are provided, the German State, and the French State and Lagardère through Sogeade, will be entitled to pre-empt such EADS shares to retain the balance between the German and the French side. This transaction constitutes a specific exception to the agreements described in section 3.3.2 Relationships with Principal Shareholders.

On 26th December 2007, JSC Vneshtorgbankhas sold and transferred 41,055,530 EADS shares to the Bank for Development and Foreign Economic Affairs (Vnesheconombank). EADS was notified of such transaction thereafter.

The breakdown of the issued shares and voting rights of the Company before exercise of outstanding stock options granted for the subscription of EADS shares (see"Part 1 – 2.3.3 Long Terms Incentive Plans") in respect of the past three years is indicated in the table below:

	Position as at 31st Dec. 2007			Position as at 31st Dec. 2006			Position as at 31st Dec. 2005		
Shareholders	**% of capital**	**% of voting rights**	**Number of shares**	**% of capital**	**% of voting rights**	**Number of shares**	**% of capital**	**% of voting rights**	**Number of shares**
Dasa AG	22.52%	22.64%	183,337,704	22.47%	22.71%	183,337,704	29.89%	30.29%	244,447,704
Sogeade	27.53%	27.67%	224,077,704	29.96%	30.27%	244,447,704	29.89%	30.29%	244,447,704
SEPI	5.49%	5.52%	44,690,871	5.48%	5.54%	44,690,871	5.47%	5.53%	44,690,871
Sub-total Contractual Partnership	55.54%	55.83%	452,106,279	57.91%	58.52%	472,476,279	65.25%	66.11%	533,586,279
French State	0.06%	0.06%	502,746	0.06%	0.06%	502,746	0.06%	0.06%	502,746*
Public	43.88%	44.11%	357,198,446	40.99%	41.42%	334,448,355	33.39%	33.83%	273,061,396**
Own share buy-back***	0.52%	-	4,207,002	1.04%	-	8,504,144	1.30%	-	10,592,709
Total	**100%**	**100%**	**814,014,473**	**100.00%**	**100.00%**	**815,931,524**	**100.00%**	**100.00%**	**817,743,130**

(*) Shares held by the French State following the distribution without payment of consideration of 4,293,746 shares to certain former shareholders of Aerospatiale Matra as a result of its privatisation in June 1999. All the shares currently held by the French State will have to be sold on the market.

(**) Including EADS employees. As at 31st December 2007, EADS employees hold approximately 1.89% of the share capital and 1.90% of the voting rights.

(***) The EADS shares owned by the Company itself do not carry voting rights.

To the knowledge of the Company, except as disclosed previously in "3.3.2 Relationships with Principal Shareholders", there are no pledges over the shares of the Company.

The Company requested a disclosure of the identity of the beneficial holders of its shares held by identifiable holders ("*Titres au porteur identifiables*") holding more than 2,000 shares each. The study, which was completed on 31st December 2007, resulted in the identification of 1,786 shareholders holding a total of 319,553,855 EADS shares (including 12,669,088 shares held by Iberclear on behalf of the Spanish markets and 39,176,722 shares held by Clearstream on behalf of the German market).

The shareholding structure of the Company is as shown in the diagram in "3.3.1 Shareholding Structure".

3.3.5 PERSONS EXERCISING CONTROL OVER THE COMPANY

See "3.3.1 Shareholding Structure" and "3.3.2 Relationships with Principal Shareholders".

3.3.6 SIMPLIFIED GROUP STRUCTURE CHART

The following chart illustrates the simplified organisational structure of EADS, comprising five Divisions and the main business units. For ease of presentation, intermediate holding companies have been omitted. The shaded boxes represent Divisions (with respect to the MTA Division) or business units (with respect to Military Air Systems) that are part of the legal entities referred to in parentheses. The coloured boxes denote entities forming part of one of EADS' five Divisions.

The non- coloured boxes denote entities that are holding companies or participations not within one of EADS' five Divisions and do not directly form part of the management responsibility of a specified director. Socata, EADS ATR, ATR GIE, EFW and Sogerma are 'Other Businesses' and do not form part of EADS' five Divisions. See "1.1.1 Overview - Organisation of EADS Businesses".

EADS GROUP MAIN SHAREHOLDINGS

(Simplified Structure)



EADS N.V.
EADS North America
EADS N.A. Defense
Astrium N.V.
Paradigm Sec Com
Paradigm Services
EADS Deutschland
DADC
Dornier
EADS France
Eurocopter
EADS CASA
Airbus
Airbus Military
EFW***
MTA Division (EADS CASA)
Defence & Security
Secure Networks
Sogerma***
MBDA
Atlas Electronik
Patria
AviChina
Socata***
EADS Casa**
EADS ATR***
Dassault Aviation
EADS France*
Eurofighter
ATR GIE***
Irkut
Military Air Systems (EADS Deutschland / EADS Casa)
Arianespace
ASTRIUM
DEFENCE & SECURITY
EUROCOPTER
AIRBUS
MILITARY TRANSPORT AIRCRAFT

(*) EADS holds its interest in Dassault Aviation through EADS France.
(**) EADS' interest in Eurofighter is jointly held by EADS Deutschland and EADS Casa.
(***) EFW, Sogerma ATR and Socata are allocated to "Other Businesses".

3.3.7 PURCHASE BY THE COMPANY OF ITS OWN SHARES

3.3.7.1 Dutch Law and Information on Share Buy-Back Programmes

Pursuant to Commission Regulation (EC) No. 2273/2003, the Company is subject to conditions for share buy-back programmes and disclosure relating thereto, as described below.

Under Dutch Civil law, the Company may acquire its own shares, subject to certain provisions of the law of the Netherlands and the Articles of Association, if (i) the shareholders' equity less the payment required to make the acquisition does not fall below the sum of paid-up and called portion of the share capital and any reserves required by the law of the Netherlands and (ii) the Company and its subsidiaries would not thereafter hold or hold in pledge shares with an aggregate nominal value exceeding one-tenth of the Company's issued share capital. Share acquisitions may be effected by the Board of Directors only if the shareholders in general meeting have authorised the Board of Directors to effect such repurchases. Such authorisation may apply for a maximum period of 18 months.

Shares held by the Company do not carry voting rights. Usufructuaries and pledgees of shares that are held by the Company are, however, not excluded from their voting rights in such cases where the right of usufruct or pledge was vested before the share was held by the Company.

The annual shareholders' meeting of EADS held on 4th May 2007 authorised the Board of Directors, in a resolution that renewed the previous authorisation given by the annual shareholders' meeting of EADS held on 4th May 2006, for a period of 18 months from the date of such meeting, to repurchase shares of the Company, by any means, including derivative products, on any stock exchange or otherwise, as long as, upon such repurchase, the Company shall not hold more than 10% of the Company's issued share capital and at a price not less than the nominal value and not more than the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.

As of July 2007, the Company had purchased in aggregate 8,719,103 of its own shares, 4,568,405 of which were cancelled on July 2007.

As of the date of this document, the Company has purchased in aggregate 4,434,889 of its own shares.

A resolution will be submitted to the annual shareholders' meeting of EADS called for 26th May 2008 in order to supersede and replace the authorisation given by the annual shareholders' meeting held on 4th May 2007 and authorise the Board of Directors, for a new period of 18 months as from the date of such meeting, to repurchase shares of the Company, by any means, including derivative products, on any stock exchange or otherwise, as long as, upon such repurchase, the Company shall not hold more than 10% of the Company's issued share capital and at a price not less than the nominal value and not more than the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.

3.3.7.2 French Regulations

As a result of its listing for trading on a regulated market in France, the Company is subject to the regulations summarised below.

Pursuant to Articles 241-1 to 241-6 of the AMF General Regulations, the purchase by a company of its own shares, in principle, requires the publication of the description of the share-buy programme. Such description must be published prior to the implementation of the share buy-back programme.

Under Articles 631-1 to 631-4 of the AMF General Regulations, a company may not trade in its own shares for the purpose of manipulating the market. Articles 631-5 and 631-6 of the AMF General Regulations also define the conditions for a company's trading in its own shares to be valid.

After purchasing its own shares, the Company is required to disclose on its website specified information regarding such purchases within at least seven trading days.

Additionally, the Company must notably report to the AMF, on at least a monthly basis, all the specified information regarding such purchases previously published on its website and information concerning the cancellation of such repurchased shares.

3.3.7.3 German Regulations

As a foreign issuer, the Company is not subject to German rules on repurchasing its own shares, which only apply to German issuers.

3.3.7.4 Spanish Regulations

As a foreign issuer, the Company does not have to comply with the Spanish rules on trading in its own shares, which only apply to Spanish issuers.

However, according to the Conduct Rules under the Spanish Securities Act 24/1988 of 28th July 1988, the Company may not trade in its own shares for the purpose of manipulating the market.

3.3.7.5 Description of the Share Buy-Back Programme to be Authorised by the Annual General Shareholders' Meeting to be held on 26th May 2008

Pursuant to Articles 241-2-I and 241-3-III of the AMF General Regulations, below is a description of the share buy-back programme ("*descriptif du programme*") to be implemented by the Company:

- **Date of the general shareholders' meeting to authorise the share buy-back programme to be held:** 26th May 2008;
- **Number of EADS shares and corresponding percentage of share capital held directly and indirectly by the Company: 4,434,889** shares representing 0.54% of the share capital as at the date of this document;
- **Intended use of the EADS shares held by the Company as at the date of this document:** the reduction of share capital by cancellation of all or part of the repurchased shares, in particular to avoid the dilution effect related to certain share capital increases for cash (i) reserved or to be reserved for employees of the EADS Group and/or (ii) carried out or to be carried out in the context of the exercise of stock options granted or to be granted to certain EADS Group employees: **4,434,889** shares.

For information on shares held by EADS at the date of the entry into force of EC Regulation No. 2273/2003 of 22nd December 2003 on 13th October 2004 and still held by EADS at the date of this document, see below:

- **Purposes of the share buy-back programme to be implemented by the Company (by order of decreasing priority, without any effect on the actual order of use of the buy-back authorisation, which shall be determined according to needs and possibilities):**
  - The reduction of share capital by cancellation of all or part of the repurchased shares, in particular to avoid the dilution effect related to certain share capital increases for cash (i) reserved or to be reserved for employees of the EADS Group and/or (ii) carried out or to be carried out in the context of the exercise of stock options granted or to be granted to certain EADS Group employees, it being understood that the repurchased shares shall not carry any voting or dividend rights,
  - The owning of shares for the performance of obligations related to:

(i) Debt financial instruments convertible into EADS' shares,

(ii) Employee share option programmes or other allocations of shares to EADS Group employees,

  - The purchase of shares for retention and subsequent use for exchange or payment in the framework of potential external growth transactions, and
  - The liquidity or dynamism of the secondary market of the EADS shares carried out pursuant to a liquidity agreement to be entered into with an independent investment services provider in compliance with the decision of the AMF dated 22nd March 2005 (as amended) related to approval of liquidity agreements recognised as market practices by the AMF.

- **Procedure:**
  - Maximum portion of the issued share capital to be repurchased by the Company: 10%,
  - Maximum number of shares to be repurchased by the Company upon authorisation by the general shareholders' meeting: the portion of 10% would represent 81,402,867 shares of the Company issued share capital representing 814,028,673 shares as of the date of this document. This maximum portion of 10% would represent 84,243,099 shares based on the 842,430,992 shares which would make up the entire fully-diluted share capital of the Company after the issue of 28,402,319 shares as a result of the exercise of stock options, which can still be exercised as of the date of this document, which the Board of Directors decided to grant to certain EADS Group employees in 2000, 2001, 2002, 2003, 2004, 2005 and 2006,
  - Furthermore, the amounts to be paid in consideration for the purchase of the treasury shares must not, in accordance with applicable Dutch law, exceed the equity components which are, per se, repayable or distributable to the shareholders. "Equity components repayable or distributable to the shareholders" means the contribution premiums (in relation to contributions in kind), the issue premiums (in relation to cash contributions) and the other

reserves as set out in the financial statements of EADS, from which the repurchase price for the treasury shares must be deducted.

As at 31st December 2007, the respective values of each of these EADS' equity components which are by nature repayable or distributable to the shareholders were: €7,968,000,000 (contribution premiums), €(1,343,000,000) (other reserves) and € (206,000,000) (treasury shares), i.e., an aggregate amount of €6,419,000,000.

EADS reserves the right to implement the share purchase programme to its full extent and undertakes not to exceed, directly or indirectly, the threshold of 10% of the issued share capital as well as the amount of €6,419,000,000 throughout the term of the programme.

Finally, EADS undertakes to maintain at any time a sufficient number of shares in public hands to meet the thresholds of Euronext Paris S.A.

- Shares may be bought or sold at any time (including during a public offering) to the extent authorised by the stock exchange regulations and by any means, including, without limitation, by means of block trades and including the use of options, combinations of derivative financial instruments or the issue of securities giving rights in any way to EADS shares within the limits set out in this document. Moreover, EADS will use call options and swaps that have been acquired pursuant to the agreements it had entered into during the previous share repurchase programme (see below) and does not exclude the possibility of using a structure of transaction similar to the one that had been used in the previous share repurchase programme in order to repurchase its own shares.

  The portion of shares repurchased by means of the use of block trades may amount to all the shares to be repurchased in the context of this programme.

  In addition, in the event that derivative financial instruments are used, EADS shall ensure that it does not use mechanisms which would significantly increase the volatility of the shares in particular in the context of call options,

- characteristics of the shares to be repurchased by the Company upon authorisation by the general shareholders' meeting: shares of EADS, a company listed on Euronext Paris, on the *regulierter Markt* of the Frankfurt Stock Exchange and on the Madrid, Bilbao, Barcelona and Valencia Stock Exchanges,

- Daimler, Dasa AG, the French State, Lagardère, SEPI, Sogeade and Sogepa will retain all of their rights, depending on the circumstances, to sell their available EADS shares to EADS as part of this share buy-back programme,

- maximum purchase price per share: €70.

- **Term of the share buy-back programme:** this share repurchase programme shall be valid until 26th November 2009 inclusive, i.e., the date of expiry of the authorisation requested from the Annual General Shareholders' Meeting of 26th May 2008. One of the main aims of this EADS share repurchase programme is linked to the possible exercise by EADS Group employees of stock options granted to them in 2000, 2001 and 2002, it is currently intended (i) that such a programme be continued and renewed so that it expires on 9th August 2012 (8th August 2012 being the latest date upon which an employee of the EADS Group may exercise all or part of his/her stock options granted in 2002) and (ii) that the EADS annual general meeting be asked to renew the authorisations until such date.

- **Declaration by the Company of transactions carried out in relation to its own shares from 4th May 2007 to the date of this document:**

Percentage of share capital held directly and indirectly	0.54%
Number of shares cancelled during the last 24 months	11,225,375
Number of shares held in portfolio	4,434,889
Book value of portfolio	€64.30 M
Market value of portfolio	€65.95 M

The 1,843,814 EADS shares held by EADS at the date of the entry into force of EC Regulation No. 2273/2003 of 22nd December 2003 on 13th October 2004 and still held by EADS at the date of this document shall be, in order of decreasing priority, either (i) cancelled pursuant to a decision to be made, according to Dutch law, by an EADS annual general meeting, to avoid the dilution effect related to certain share capital increases for cash carried out, during the fiscal year preceding such annual general meeting, in the context of an EADS employee share ownership programme and/or upon the exercise of stock options granted to certain EADS Group employees, or (ii) retained in order to allow the performance of certain obligations described within the aims of the share repurchase programme referred to in this document, or (iii) used for exchange or payment in the framework of a potential external growth transaction, or (iv) sold in the context of a liquidity agreement in compliance with the provisions of Instruction AMF No. 2005-07.

In addition, it is envisaged that the EADS Annual General Meeting to be held on 26th May 2008 be requested to decide upon the cancellation of 1,291,381 repurchased shares to avoid the dilution effect related to the share capital increases for cash carried out (i) in the context of the EADS employee share ownership plan (ESOP) 2007 (in an amount of 50% of the shares issued in such context) and (ii) upon the exercise in 2007 of stock options granted to certain EADS Group employees in 2000, 2001, 2002 and 2003 (in an amount of 100% of the shares issued in such context).

As of the date of this document, EADS has not entered into any liquidity agreement with an independent investment services provider in the context of this share repurchase programme.

In the context of this share repurchase programme, EADS used derivative financial instruments (see below). These derivative financial instruments (call options) have the characteristics set out in the table below.

	Gross cumulative flows		Opening positions as of the date of this document			
	Purchases	Sales/Transfers (Exercise of Option)	Opening Position on the Purchase		Opening Position on the Sale	
Number of Shares	138,741	-	Call purchased 8,686,633	Forward sale	Call purchased	Sale
Average Maximum Maturity Date*			9th August 2012	-	-	-
Average Price of the Transaction*		-				
Average Exercise Price*		-	-	-	-	-
Total	**€2,447,249**	-				

(*) See "Part 1 – 2.3.3 Long Term Incentive Plans".

A share repurchase programme has been implemented since 2004 in order to avoid the dilution effect related to the share capital increases in cash which would result from the exercise of the stock options granted to certain employees of the EADS Group in 2000, 2001 and 2002. This share repurchase programme is implemented according to the neutral delta method as a means of repurchase in order to compensate for the dilution effect of such stock option plans as approved by the Board of Directors on 5th December 2002 and 10th October 2003.

In relation to this repurchase programme, EADS entered into the following agreements: (i) call options agreements allowing EADS to acquire from a top ranking French bank a number of EADS' shares equal to the number of shares to be created as a result of the exercise of stock options granted to certain employees of the EADS Group in 2000, 2001 and 2002, and (ii) swap agreements for the periodical adjustment of an amount in cash equal to the premiums paid by EADS to a top ranking French bank pursuant to the call options agreements, in accordance with the neutral delta method.

Pursuant to these agreements, the call options which EADS acquired from a top ranking French bank, have the same terms (as to exercise prices, exercise dates, quantities and expiry dates) as the stock options granted pursuant to the 2000, 2001 and 2002 stock option plans. If the EADS share price increases, the top ranking French bank must buy the number of EADS shares which then derived from the increase in price according to the delta neutral method formula. The total amount paid for these shares by the top ranking French bank corresponds to the financial charge borne by EADS, as determined from the variable amounts in the swap agreement. On the other hand, in the case of a reduction in the EADS share price, the top ranking French bank must sell a number of EADS shares which derived from the reduction in the share price according to the neutral delta method formula. The total amount received by the top ranking French bank for the sale of these shares corresponds to the financial revenues received by EADS as determined from the variable amounts in the swap contract. Under these conditions, the final amount due as a result of the purchases of the call options is only known at the time of the payment as determined from the last variable amount of the swap contract.

The structure of the transaction aims at covering off the dilution effect and the price risk for EADS linked to the exercise of stock options granted to certain EADS Group employees in 2000, 2001 and 2002.

Within this context, EADS uses the internal control procedures put in place by the Company in order to ensure the reliability of the management of the risks linked to these call options and swap. The procedures and tools for reporting have been set up, the responsibility and powers have been delegated to the Finance and Treasury department of EADS which has responsibility for all operational decisions and all activities within its competence. The relevant competent bodies within the organisation must be made aware of all substantial transactions, activities and risks.

From an accounting standpoint, the call options qualify as equity instruments, provided that they are physically settled in EADS' own stock (IAS 32.16). The initial accounting led to a reduction in cash balances for the premiums paid and in stockholder's equity for the same corresponding amount. With each variable payment made in application of the delta neutral method formula, there is a corresponding impact on cash and on equity to reflect the cumulative premiums paid on the call options. Upon exercise of the call options, EADS decreases cash by the amount paid (strike price times number of options) and deducts treasury shares from shareholder's equity. Variations in the market value of the call options are not recognised in the financial statements. All such transactions are therefore neutral on the income statement.

The top ranking French bank has contractually undertaken to comply with the regulations in force in relation to repurchase procedures applicable to EADS and in particular the provisions of Articles 241-1 to 241-6 and 631-1 *et seq.* of the General Regulations of the AMF.

3.4 Dividends

3.4.1 DIVIDENDS AND CASH DISTRIBUTIONS PAID SINCE THE INCORPORATION OF THE COMPANY

Cash distributions, paid to the shareholders since the incorporation of the Company, are summarized in the table below:

Financial Year	Date of the cash distribution payment	Gross amount per share
2000	27th June 2001	€0.50
2001	28th June 2002	€0.50
2002	12th June 2003	€0.30
2003	4th June 2004	€0.40
2004	8th June 2005	€0.50
2005	1st June 2006	€0.65
2006	16th May 2007	€0.12

3.4.2 DIVIDEND POLICY OF EADS

The Board of Directors will propose to the EADS Annual General Meeting to be held on 26th May 2008 a dividend of €0.12 per share in respect of the 2007 financial year (dividend per share for 2006: €0.12). The Group's sales successes, its financial strengths and its encouraging operational performance in legacy programmes, are reflected in the dividend. The dividend proposal is a gesture of appreciation for shareholders' loyalty and an expression of confidence in the outlook for the years ahead, despite remaining challenges.

3.4.3 UNCLAIMED DIVIDENDS

Pursuant to Article 31 of the Articles of Association, the claim for payment of a dividend or other distribution approved by the general meeting shall lapse five years after the day on which such claim becomes due and payable. The claim for payment of interim dividends shall lapse five years after the day on which the claim for payment of the dividend against which the interim dividend could be distributed becomes due and payable.

3.4.4 TAXATION

The statements below represent a broad analysis of the present Netherlands tax laws. The description is limited to the material tax implications for a holder of the Company's shares (the "**Shares**") who is not, or is not treated as, a resident of the Netherlands for Netherlands tax purposes (a "**Non-Resident Holder**"). Certain categories of holders of the Company's shares may be subject to special rules which are not addressed below and which may be substantially different from the general rules described below. Investors who are in doubt as to their tax position in the Netherlands and in their state of residence should consult their professional advisors.

Withholding Tax on Dividends

In general, a dividend distributed by the Company in respect of Shares will be subject to a withholding tax imposed by the Netherlands at a statutory rate of 15%. Dividends include dividends in cash or in kind, deemed and constructive dividends, repayment of paid-in capital not recognised as capital for Netherlands dividend withholding tax purposes, and liquidation proceeds in excess of the average paid-in capital recognised as capital for Netherlands dividend withholding tax purposes. Stock dividends paid out of the Company's paid-in-share premium, recognised as capital for Netherlands dividend withholding tax purposes, will not be subject to this withholding tax.

A Non-Resident Holder of Shares can be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a tax convention that is in effect between the Netherlands and the Non-Resident Holder's country of residence. The Netherlands has concluded such conventions with the U.S., Canada, Switzerland, Japan, almost all European Union member states and other countries.

Withholding Tax on Sale or Other Dispositions of Shares

Payments on the sale or other dispositions of Shares will not be subject to Netherlands withholding tax, unless the sale or other disposition is, or is deemed to be, made to the Company or a direct or indirect subsidiary of the Company. A redemption or sale to the Company or a direct or indirect subsidiary of the Company will be treated as a dividend and will in principle be subject to the rules set forth in "Withholding Tax on Dividends" above.

Taxes on Income and Capital Gains

A Non-Resident Holder who receives dividends distributed by the Company on Shares or who realises a gain from the sale or disposition of Shares, will not be subject to Netherlands taxation on income or capital gains unless:

- Such income or gain is attributable to an enterprise or part thereof which is either effectively managed in the Netherlands or carried on through a permanent establishment (*"vaste inrichting"*) or permanent representative (*"vaste vertegenwoordiger"*) in the Netherlands; or
- The Non-Resident Holder is not an individual and the Non-Resident Holder has, directly or indirectly, a substantial interest (*"aanmerkelijk belang"*) or a deemed substantial interest in the Company and such interest does not form part of the assets of an enterprise, or
- The Non-Resident Holder is an individual and (i) the Non-Resident Holder has, directly or indirectly, a substantial interest (*"aanmerkelijk belang"*) or a deemed substantial interest in the Company and such interest does not form part of the assets of an enterprise, or (ii) such income or gain qualifies as income from miscellaneous activities (*"belastbaar resultaat uit overige werkzaamheden"*) in the Netherlands as defined in the Dutch Income Tax Act 2001 (*"Wet inkomstenbelasting 2001"*).

Generally, a Non-Resident Holder of Shares will not have a substantial interest in the Company's share capital, unless the Non-Resident Holder, alone or together with certain related persons holds, jointly or severally and directly or indirectly, Shares in the Company, or a right to acquire Shares in the Company representing 5% or more of the Company's total issued and outstanding share capital or any class thereof. A deemed substantial interest exists if all or part of a substantial interest has been or is deemed to have been disposed of with application of a roll-over relief.

Gift or Inheritance Taxes

Netherlands gift or inheritance taxes will not be levied on the transfer of Shares by way of gift, or upon the death of a Non-Resident Holder, unless:

- The transfer is made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands; or
- The Shares are attributable to an enterprise or part thereof that is either effectively managed in the Netherlands or carried on through a permanent establishment or a permanent representative in the Netherlands.

Value-Added Tax

No Netherlands value-added tax is imposed on dividends on the Shares or on the transfer of the Shares.

Other Taxes and Duties

There is no Dutch registration tax, transfer tax, capital tax, stamp duty or any other similar tax or duty other than court fees payable in the Netherlands in respect of or in connection with the execution, delivery and/or enforcement by legal proceedings (including any foreign judgment in the courts of the Netherlands) with respect to the dividends relating to the Shares or on the transfer of the Shares.

Residence

A Non-Resident Holder will not become resident, or be deemed to be resident, in the Netherlands solely as a result of holding a Share or of the execution, performance, delivery and/or enforcement of rights in respect of the Shares.

3.5 Annual Securities Disclosure Report

The list of the following announcements comprises the regulatory disclosures relating to price sensitive information which can be accessed through the Company's website at www.eads.com:

Press release – First Quarter 2007 Results	10th May 2007
Press release – First Half 2007 Results	26th July 2007
Press release – Third Quarter 2007 Results	8th November 2007
Press release – 2007 Annual Results	11th March 2008

In addition, EADS publishes announcements made in the ordinary course of business which are also available through its website at www.eads.com.

This section constitutes the annual securities disclosure report in application Article 10 of EC Directive 2003/71.

Entity Responsible for the Registration Document

4

4.1	Entity Responsible for the Registration Document	118
4.2	Statement of the Entity Responsible for the Registration Document	118
4.3	Information Policy	118
4.4	Undertakings of the Company regarding Information	119
4.5	Significant Changes	119

4.1 Entity Responsible for the Registration Document

EADS

4.2 Statement of the Entity Responsible for the Registration Document

The Company declares that, having taken all reasonable care to ensure that such is the case, the information contained in the Registration Document is, to the best of the Company's knowledge, in accordance with the facts and contains no omission likely to affect its import.

EADS represented by:

Louis Gallois
Chief Executive Officer

4.3 Information Policy

Contact details for information:

Ms. Nathalie Errard
Head of Investor Relations and Financial Communication

EADS
37 bd Montmorency
75781 Paris Cedex 16 France
Telephone: +33 1 42 24 28 00
Fax: +33 1 42 24 28 40
E-mail: ir@eads.com

A website, www.eads.com, provides a wide range of information on the Company, including the Board of Directors Report. Additionally, for the life of this Registration Document, copies of EADS' Articles of Association, the Registration Document filed in English with, and approved by, the AFM on 26th April 2006, the Registration Document filed in English with, and approved by, the AFM on 25th April 2007, the Consolidated Financial Statements (IFRS) and the Company financial statements of EADS for the year ended 31st December 2005, the Consolidated Financial Statements (IFRS) and the Company financial statements of EADS for the year ended 31st December 2006, the Consolidated Financial Statements (IFRS) and the Company financial statements of EADS for the year ended 31st December 2007 together with reports of the auditors for the years ended 31st December 2005, 31st December 2006 and 31st December 2007 may be inspected at EADS' registered office at: European Aeronautic Defence and Space Company EADS N.V., Le Carré, Beechavenue 130-132,1119 PR, Schiphol-Rijk, the Netherlands, Seat (statutaire zetel): Amsterdam, Tel: +31 20 655 48 00.

Special toll-free hotlines are available to shareholders in France (0 800 01 2001), Germany (00 800 00 02 2002) and Spain (00 800 00 02 2002). An e-mail box is dedicated to shareholders' messages: ir@eads.com.

4.4 Undertakings of the Company regarding Information

Given the fact that the shares of the Company are listed on Euronext Paris (the "**Paris Stock Exchange**"), in *regulierter Markt* (in the sub-segment Prime Standard) on the *Frankfurter Wertpapierbörse* (the "**Frankfurt Stock Exchange**") and on the Madrid, Bilbao, Barcelona and Valencia Stock Exchanges (the "**Spanish Stock Exchanges**"), the Company is subject to certain laws and regulations applicable in France, Germany and Spain in relation to information, the main ones of which are summarised in "3.1.3 Governing Laws".

4.5 Significant Changes

As of the date of this registration document, there has been no significant change in EADS' financial or trading position since 31st December 2007.


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www.eads.com

European Aeronautic Defence
and Space Company EADS N.V.
Le Carré, Beechavenue 130-132
1119 PR Schiphol-Rijk
The Netherlands

This document is also available
at the following addresses:

European Aeronautic
Defence and Space Company
EADS N.V.

In France
37, boulevard de Montmorency
75781 Paris cedex 16 - France

In Germany
81663 Munich - Germany

In Spain
Avenida de Aragón 404
28022 Madrid - Spain